Form 10-K405, Exhibit 13
period 1996-12-31
SOUTHWEST GAS CORP
filed 1997-03-28
CIK 92416

CONSOLIDATED SELECTED FINANCIAL STATISTICS

(Thousands of dollars, except per share amounts)

      Year Ended December 31,            1996           1995          1994          1993          1992
---------------------------------------------------------------------------------------------------------
Operating revenues                    $   644,061    $  563,502    $   599,553   $  539,105    $  534,390
Operating expenses                        572,488       505,090        510,863      461,423       448,815
---------------------------------------------------------------------------------------------------------
Operating income                      $    71,573    $   58,412    $    88,690   $   77,682    $   85,575
=========================================================================================================
Income from continuing operations     $     6,574    $    2,654    $    23,524   $   13,751    $   32,214
Income (loss) from discontinued
  operations, net of tax (1)                   --       (17,536)         2,777        1,655       (14,553)
---------------------------------------------------------------------------------------------------------
Net income (loss)                     $     6,574    $  (14,882)   $    26,301   $   15,406    $   17,661
=========================================================================================================
Net income (loss) applicable to
  common stock                        $     6,574    $  (15,189)   $    25,791   $   14,665    $   16,610
=========================================================================================================
Total assets at year end              $ 1,560,269    $1,532,527    $ 1,453,582   $1,362,861    $1,265,380
=========================================================================================================
Capitalization at year end
  Common equity                       $   379,616    $  356,050    $   348,556   $  335,117    $  329,444
  Preferred and preference stocks              --            --          4,000        8,058        15,316
  Trust originated preferred
    securities                             60,000        60,000             --           --            --
  Long-term debt                          665,221       607,945        678,263      568,600       589,883
---------------------------------------------------------------------------------------------------------
                                      $ 1,104,837    $1,023,995    $ 1,030,819   $  911,775    $  934,643
=========================================================================================================
Common stock data
  Return on average common equity            1.8%        (4.1)%           7.6%         4.4%          5.1%
  Earnings (loss) per share
    Continuing operations             $      0.25    $     0.10    $      1.09   $     0.63    $     1.51
    Discontinued operations                    --         (0.76)          0.13         0.08         (0.70)
---------------------------------------------------------------------------------------------------------
  Earnings (loss) per share           $      0.25    $    (0.66)   $      1.22   $     0.71    $     0.81
=========================================================================================================
  Dividends paid per share            $      0.82    $     0.82    $      0.80   $     0.74    $     0.70
  Payout ratio                                N/A           N/A            66%         104%           86%
  Book value per share at year end    $     14.20    $    14.55    $     16.38   $    15.96    $    15.99
  Market value per share at year
    end                               $     19.25    $    17.63    $     14.13   $    16.00    $    13.75
  Market value per share to book
    value per share                          136%          121%            86%         100%           86%
  Common shares outstanding at year
    end (000)                              26,733        24,467         21,282       20,997        20,598
  Number of common shareholders at
    year end                               26,371        25,133         20,765       21,851        22,943
Ratio of earnings to fixed charges
  Continuing operations                      1.10          1.06           1.69         1.47          2.21
  Adjusted for interest allocated
    to discontinued operations               1.10          1.05           1.61         1.40          2.03

------------------------------
(1) Contribution from Financial Services Segment, including 1995 loss on sale of the Bank.

NATURAL GAS OPERATIONS

(Thousands of dollars)

      Year Ended December 31,            1996           1995          1994          1993          1992
---------------------------------------------------------------------------------------------------------
Sales                                 $   506,200    $  524,914    $  560,207    $  503,789    $  506,937
Transportation                             40,161        38,588        39,061        34,361        27,190
Other                                          --            --           285           955           263
---------------------------------------------------------------------------------------------------------
Operating revenue                         546,361       563,502       599,553       539,105       534,390
Net cost of gas purchased                 187,580       227,456       249,922       212,290       214,293
---------------------------------------------------------------------------------------------------------
Operating margin                          358,781       336,046       349,631       326,815       320,097
Expenses
  Operations and maintenance              198,364       187,969       178,310       169,921       159,954
  Depreciation and amortization            67,443        62,492        57,284        55,088        52,277
  Other                                    28,156        27,173        25,347        24,124        22,291
---------------------------------------------------------------------------------------------------------
Operating income                      $    64,818    $   58,412    $   88,690    $   77,682    $   85,575
=========================================================================================================
Contribution to consolidated net
  income (loss)                       $     3,919    $    2,654    $   23,524    $   13,751    $   32,214
=========================================================================================================
Total assets at year end              $ 1,498,099    $1,357,034    $1,277,727    $1,194,679    $1,103,794
=========================================================================================================
Net gas plant at year end             $ 1,278,457    $1,137,750    $1,035,916    $  954,488    $  906,420
=========================================================================================================
Construction expenditures and
  property additions                  $   210,742    $  166,183    $  141,390    $  113,903    $  102,517
=========================================================================================================
Cash flow, net
  From operating activities           $    47,931    $   97,754    $   84,074    $   50,437    $   81,457
  From investing activities               (41,804)     (163,718)     (141,547)     (116,246)     (103,065)
  From financing activities               (11,456)       71,056        61,422        67,488        (7,792)
---------------------------------------------------------------------------------------------------------
Net change in cash                    $    (5,329)   $    5,092    $    3,949    $    1,679    $  (29,400)
=========================================================================================================
Total throughput (thousands of
  therms)
  Sales                                   818,329       805,884       881,868       850,557       825,521
  Transportation                          968,208     1,016,011       914,791       725,023       651,141
---------------------------------------------------------------------------------------------------------
Total throughput                        1,786,537     1,821,895     1,796,659     1,575,580     1,476,662
=========================================================================================================
Weighted average cost of gas
  purchased ($/therm)                 $      0.27    $     0.21    $     0.30    $     0.29    $     0.26
Customers at year end                   1,092,000     1,029,000       980,000       932,000       897,000
Employees at year end                       2,424         2,383         2,359         2,318         2,285
Degree days -- actual (1)                   1,896         1,781         2,091         2,097         1,908
Degree days -- ten year average (1)         2,033         2,021         2,068         2,064         2,043

------------------------------
(1) Prior years degree days are adjusted to reflect the current year customer mix by rate jurisdiction.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

      The following discussion of Southwest Gas Corporation and subsidiaries (the Company) includes information related to its regulated natural gas transmission and distribution activities and nonregulated activities. Also discussed is the sale of PriMerit Bank, Federal Savings Bank (the Bank), which is reported as discontinued operations.

CONTINUING OPERATIONS

      The Company is principally engaged in the business of purchasing, transporting, and distributing natural gas (Southwest or natural gas operations segment). Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of southern, central, and northwestern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor and transporter of natural gas in Nevada, and serves the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area in northern California and high desert and mountain areas in San Bernardino County.
      As of December 31, 1996, Southwest had 1,092,000 residential, commercial, industrial, and other customers, of which 633,000 customers were located in Arizona, 346,000 in Nevada, and 113,000 in California. Residential and commercial customers represented over 99 percent of the total customer base. During 1996, Southwest added 63,000 customers, a six percent increase, of which 28,000 customers were added in Arizona, 29,000 in Nevada, and 6,000 in California. Customer growth over the past three years averaged five percent annually. These additions are largely attributed to population growth in the service areas. Based on current commitments from builders, customer growth is expected to approximate five percent in 1997. During 1996, 56 percent of operating margin was earned in Arizona, 34 percent in Nevada, and 10 percent in California. These patterns are consistent with prior years and are expected to continue.
      In April 1996, the Company acquired all of the outstanding stock of Northern Pipeline Construction Co. (Northern or construction services segment) pursuant to a definitive agreement dated November 1995. The Company issued approximately 1,439,000 shares of common stock valued at $24 million in connection with the acquisition. The acquisition was accounted for as a purchase. Goodwill in the amount of approximately $10 million was recorded by Northern and is being amortized over a period of approximately 25 years. Northern provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

DISCONTINUED OPERATIONS

      In January 1996, the Company signed a definitive agreement to sell the Bank to Norwest Corporation for $175 million. The original agreement specified a sale of Bank stock, however, the agreement provided for an alternative permitting Norwest to purchase assets and assume liabilities. In April 1996, Norwest elected the asset purchase alternative.

      The disposition of the Bank resulted in a net loss of $13 million, which included a pretax book loss of $3.1 million plus income taxes of $9.9 million. The income taxes resulted because the Company's tax basis in the Bank was lower than its book basis. The net loss was reported as loss on disposal of a discontinued segment in the consolidated financial statements.
      Shareholders of the Company voted on and approved the principal terms of the sale at the annual meeting held in July 1996. The sale closed in July 1996. Net proceeds of $163 million were used to pay down debt.

CAPITAL RESOURCES AND LIQUIDITY

      The capital requirements and resources of the Company generally are determined independently for the natural gas operations and construction services segments. Each business activity is generally responsible for securing its own financing sources. The capital requirements and resources of the construction services segment are not material to the overall capital requirements and resources of the Company.
      Southwest has been and continues to experience unprecedented population growth throughout its service territories. This growth has required large amounts of capital to finance the investment in infrastructure, in the form of new transmission and distribution plant, to satisfy consumer demand. For example, during the three-year period ended December 31, 1996, total gas plant increased from $1.3 billion to $1.7 billion, or at an annual rate of nine percent. More than 80 percent of 1996 construction expenditures represent new construction and the balance represents costs associated with routine replacement of existing transmission, distribution, and general plant.
      The investment in gas plant has required capital resources in excess of the amount of cash flow generated from operating activities (net of dividends paid). During 1996, capital expenditures were $211 million. Cash flow from operating activities (net of dividends) provided $27 million of the required capital resources pertaining to these construction expenditures. The remainder was provided from net external financing activities. Normally, internally generated funds provide a larger proportionate share of capital resources required for construction expenditures. However, cash flows from operating activities were unfavorably impacted in 1996 by warmer than normal weather and unusually high working capital requirements.
      Southwest estimates construction expenditures during the three-year period ending December 31, 1999 will be approximately $468 million. It is currently estimated that cash flow from operating activities (net of dividends) will fund approximately one-half of the gas operations' total construction expenditures for the three-year period ending December 31, 1999. A portion of the construction expenditure funding will be provided by $30 million of funds held in trust at December 31, 1996, from the issuance of industrial development revenue bonds. The remaining cash requirements are expected to be provided by external financing sources. The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, and growth factors in

Southwest's service areas. These external financings may include the issuance of both debt and equity securities, bank and other short-term borrowings, and other forms of financing. Due to the significant size of the current construction program, differences between estimated and actual results are expected to occur. Actual events, and the timing of those events, frequently do not occur as expected, and can impact, favorably or unfavorably, anticipated cash flows.
      In August 1996, the Company issued $75 million of 7 1/2 percent debentures due 2006 and $75 million of 8 percent debentures due 2026. Net proceeds of $148 million as well as a portion of the $163 million net proceeds from the PriMerit sale were used to refund or retire $219 million of outstanding callable debentures and pay down short-term debt. The remaining amount was used for general corporate purposes, including the acquisition of property for the construction, completion, extension, and improvement of Southwest's pipeline systems. The refinancing achieved a 126 basis point reduction in the related average interest rate.
      In October 1996, the Company filed a $250 million shelf registration statement. In connection with this new registration statement, the Company may offer, up to the registered amount, any combination of debt securities, preferred stock, depositary shares, and common stock. This registration statement includes a carryforward of $60 million remaining from a prior shelf registration statement declared effective by the Securities and Exchange Commission in October 1995. The Company filed a prospectus supplement in December 1996 identifying $150 million of the shelf as medium-term notes. In January 1997, the Company issued $25 million of 7.59 percent notes due January 2017. In February 1997, the Company issued $25 million of 7.78 percent notes due February 2022.
      Liquidity refers to the ability of an enterprise to generate adequate amounts of cash to meet its cash requirements. General factors that could significantly affect capital resources and liquidity in future years include inflation, growth in the economy, changes in income tax laws, the level of natural gas prices, interest rates, and changes in the ratemaking policies of regulatory commissions.
      Cash flows from operating activities were significantly affected during the current year by warm weather and increases in the cost of gas during the fourth quarter of 1996. In prior periods, operating cash flow was greater due to a cost of gas which was generally lower than the rate authorized to be recovered, resulting in an amount payable to ratepayers. However, during the fourth quarter of 1996, gas costs increased resulting in costs exceeding authorized recovery rates. See additional discussion regarding the deferred purchased gas adjustment (PGA) mechanism below. Cash flows used in investing activities were significantly impacted by increased construction expenditures and the sale of the Bank. Financing activities include use of proceeds from the Bank sale to retire debt issued in connection with the Company's investment in the Bank, as well as the refinancing of a significant portion of long-term debt.
      Southwest's rate schedules in all of its service areas contain PGA clauses which permit adjustments to rates as the cost of purchased gas changes. The PGA mechanism allows Southwest to change the gas cost component of the rates charged to its customers to reflect increases or decreases in the price expected to be paid to its suppliers and companies providing interstate pipeline transportation service. In addition, Southwest uses this mechanism to either refund amounts overcollected or recoup amounts undercollected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. Generally, Southwest's tariffs provide for annual adjustment dates for changes in purchased gas costs. In addition, Southwest may request to adjust its rates more often than once each year, if conditions warrant. These changes have no direct impact on profit margin.
      While the changes relating to PGA have no direct net income impact, cash flows are impacted. At December 31, 1995, Southwest had a purchased gas cost liability of $32.8 million, reflecting a cumulative overcollection of rates paid by customers versus payments to suppliers and pipelines. However, as a result of refunds and gas price increases, particularly in the fourth quarter of 1996, the overcollection from customers was reduced to $9.4 million at December 31, 1996, a $23.4 million change during the twelve-month period. The following table shows the most recent PGA changes authorized by rate jurisdiction (thousands of dollars):

                                                   Annualized
                                                    Revenue                       Effective
                  Jurisdiction                     Adjustment     Percentage         Date
---------------------------------------------------------------------------------------------
Arizona:
  Central and Southern                              $(20,900)         (17)%       August 1995
California:
  Northern                                          $    900           18%       October 1993
  Southern                                          $  4,300            9%        August 1996
Nevada:
  Northern                                          $ (4,000)          (9)%         July 1996
  Southern                                          $(10,100)          (8)%         July 1996

      In October 1996, Southwest submitted an out-of-period PGA filing, in compliance with its last general rate case order, with the Public Service Commission of Nevada (PSCN) which would have resulted in an annual revenue decrease of $700,000 in the southern Nevada rate jurisdiction and an increase of $500,000 in the northern Nevada rate jurisdiction. However, as a result of the fourth quarter increases in the amounts paid by Southwest for natural gas procured on behalf of its sales customers, Southwest filed a revised PGA request in January 1997. If approved as filed, the proposed revisions would result in annual increases of $16.4 million, or 16 percent, in the southern Nevada rate jurisdiction and $6 million, or 15 percent, in the northern Nevada rate jurisdiction. The change was requested to become effective in the second quarter of 1997.
      In November 1996, in conjunction with the filing of a general rate case, Southwest filed a PGA change with the Arizona Corporation Commission (ACC) which would have resulted in an annual revenue decrease of $26.4 million, or eight percent. As a result of the increase in the amount paid for natural gas in the fourth quarter of 1996, Southwest alerted the ACC in January 1997 of the circumstances contributing to the increases.
      The Company has established a common stock dividend policy which states that common stock dividends will be paid at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles. The Company's quarterly common stock dividend was 20.5 cents per share throughout 1996.
      Securities ratings issued by nationally recognized ratings agencies provide a method for determining the credit worthiness of an issuer. The Company's debt ratings are important because long-term debt constitutes a significant portion of total capitalization. These debt ratings are a factor considered by lenders when determining the cost of debt for the Company (i.e., the better the rating, the lower the cost to borrow funds).
      In July 1996, Moody's upgraded the Company's unsecured long-term debt rating from Baa3 to Baa2. Moody's debt ratings range from Aaa (best quality) to C (lowest quality). Moody's applies a Baa2 rating to obligations which are considered medium grade obligations (i.e., they are neither highly protected nor poorly secured).
      Also in July 1996, Duff & Phelps Credit Rating Co. upgraded the Company's unsecured long-term debt rating to BBB from BBB-. Duff & Phelps debt ratings range from AAA (highest rating possible) to DD (defaulted debt obligation). The Duff & Phelps rating of BBB indicates that the Company's credit quality is considered prudent for investment.
      The Company's unsecured long-term debt rating from Standard and Poor's (S&P) is BBB-. S&P debt ratings range from AAA (highest rating possible) to D (obligation is in default). According to S&P, the BBB- rating indicates the debt is regarded as having an adequate capacity to pay interest and repay principal.
      A securities rating is not a recommendation to buy, sell, or hold a security and is subject to change or withdrawal at any time by the rating agency.
      The impact of inflation on results of operation has diminished in recent years. Natural gas, labor, and construction costs are the categories most significantly impacted by inflation. Changes to Southwest's cost of gas are generally recovered through PGA mechanisms and do not significantly impact net earnings. Labor is a component of the cost of service, and construction costs are the primary component of rate base. In order to recover increased costs, and earn a fair return on rate base, general rate cases are filed by Southwest, when deemed necessary, for review and approval by its regulatory authorities. Regulatory lag, that is, the time between the date increased costs are incurred and the time such increases are recovered through the ratemaking process, can impact earnings. See RATES AND REGULATORY PROCEEDINGS for discussion of recent rate case proceedings.

CONSOLIDATED RESULTS OF OPERATIONS

                Contribution to Net Income
                  Year Ended December 31,                     1996         1995        1994
---------------------------------------------------------------------------------------------
                                                                  (Thousands of dollars)
Continuing operations:
  Natural gas operations                                     $ 3,919     $  2,654     $23,524
  Construction services                                        2,655           --          --
---------------------------------------------------------------------------------------------
                                                               6,574        2,654      23,524
Discontinued operations -- financial services                     --      (17,536)      2,777
---------------------------------------------------------------------------------------------
Net income (loss)                                            $ 6,574     $(14,882)    $26,301
=============================================================================================

1996 vs. 1995

      Earnings per share for the year ended December 31, 1996 were $0.25, a $0.15 increase from $0.10 per share of earnings from continuing operations recorded for the year ended December 31, 1995. Current-year earnings were composed of $0.15 per share from natural gas operations and $0.10 per share from construction services. Average shares outstanding increased by 2.7 million shares between years. This increase is the result of a 1.4 million share issuance in April 1996 to acquire Northern, a public offering in May 1995 and issuances under the Company's Dividend Reinvestment and Stock Purchase Plan.

1995 vs. 1994

      Loss per share for the year ended December 31, 1995 was $0.66, a $1.88 decline from earnings per share of $1.22 recorded for the year ended December 31, 1994. The loss was composed of per share earnings of $0.10 from natural gas operations and a per share loss of $0.76 from discontinued operations. Average shares outstanding increased by 2.1 million shares between years primarily resulting from a 2.1 million share public offering in May 1995. Dividends paid in 1995 were $0.82 per share reflecting the first full year of the dividend increase authorized by the Board in 1994.

RESULTS OF NATURAL GAS OPERATIONS

                Year Ended December 31,                     1996          1995         1994
---------------------------------------------------------------------------------------------
                                                                (Thousands of dollars)
Gas operating revenues                                     $546,361     $563,502     $599,553
Net cost of gas                                             187,580      227,456      249,922
---------------------------------------------------------------------------------------------
  Operating margin                                          358,781      336,046      349,631
Operations and maintenance expense                          198,364      187,969      178,310
Depreciation and amortization                                67,443       62,492       57,284
Taxes other than income taxes                                28,156       27,173       25,347
---------------------------------------------------------------------------------------------
  Operating income                                           64,818       58,412       88,690
Other income (expense), net                                    (760)        (652)      (1,110)
---------------------------------------------------------------------------------------------
  Income before interest and income taxes                    64,058       57,760       87,580
Net interest deductions                                      53,971       53,354       49,461
Preferred securities distributions                            5,475          913           --
Income tax expense                                            1,274          839       14,595
---------------------------------------------------------------------------------------------
  Net income before allocations                               3,338        2,654       23,524
Allocation of carrying costs, net of tax                        581           --           --
---------------------------------------------------------------------------------------------
  Contribution to consolidated net income                  $  3,919     $  2,654     $ 23,524
=============================================================================================

1996 vs. 1995

      Contribution to consolidated net income increased $1.3 million from 1995. The increase was due to an increase of operating income, partially offset by an increase in financing costs between periods.
      Weather was the dominant factor affecting the financial performance of the gas segment in both years. Nevada experienced its second hottest year on record in 1996 while Arizona experienced one of its hottest years on record. Warm weather was particularly prevalent in the fourth quarter of 1995 and the first quarter of 1996. As a result, operating margin was approximately $23 million less than anticipated during 1996, and $28 million less than anticipated during 1995.
      Despite the warm weather, operating margin increased $22.7 million, or seven percent, in 1996 when compared to 1995. Rate relief and record customer growth contributed to the improvement between periods. Effective July 1996, Southwest received a $13.8 million general rate increase applicable to its Nevada rate jurisdictions, providing $5 million in additional operating margin in

1996. During 1996, Southwest added 63,000 customers, resulting in approximately $13 million of additional operating margin. This continues a growth trend which has resulted in nearly 300,000 new customers during the 1990's. Approximately 30 percent of Southwest's current customer base has been added during this period.
      Operations and maintenance expenses increased $10.4 million, or six percent, reflecting increases in labor and maintenance costs, including the incremental expenses associated with meeting the needs of Southwest's growing customer base.
      Depreciation expense and taxes other than income taxes increased $5.9 million, or seven percent, as a result of additional plant in service. Average gas plant in service increased $142 million, or nine percent, during the current period. This is attributable to the upgrade of existing operating facilities and the expansion of the system to accommodate customer growth.
      Financing costs during the current year increased $5.2 million from 1995. The increase is attributable primarily to the $60 million issuance of preferred securities in October 1995. The current year reflects the full annual cost of these securities. Financing activities also included the refunding or retirement of a significant portion of the Company's outstanding debentures with the proceeds from the sale of $150 million of debentures and proceeds from the Bank sale. During 1996, average debt outstanding decreased $18 million and consisted of an $11 million decrease in long-term debt and a $7 million decrease in short-term debt. Interest rates were generally lower on variable-rate debt.

1995 vs. 1994

      Contribution to consolidated net income decreased $20.9 million from 1994. The decrease was primarily attributed to a decrease in operating margin between periods. Increased operating costs and net interest deductions also contributed to the decrease.
      Operating margin decreased $13.6 million, or four percent, during 1995 compared to 1994. Record-breaking warm weather throughout Southwest's service territories for much of the 1995 heating seasons was the primary factor influencing the change. Temperatures in the Southwest were significantly above normal in January, February, November and December, the prime heating months. As a result, operating margin was approximately $28 million less than would be expected if normal weather had been experienced. However, record customer growth and rate relief in southern Arizona and California partially mitigated the negative impact of warmer weather, contributing an additional $15 million of operating margin between years. During 1995, 49,000 new customers were added, an increase of 5 percent.
      Operations and maintenance expenses increased $9.7 million, or five percent, reflecting increases in labor and maintenance costs, including the incremental expenses associated with meeting the needs of Southwest's growing customer base.

      Depreciation expense and taxes other than income taxes increased $7 million, or nine percent, primarily due to an increase in average gas plant in service of $130 million, or nine percent. This is attributable to capital expenditures for the upgrade of existing operating facilities and the expansion of the system to accommodate customer growth.
      Net interest deductions increased $3.9 million, or eight percent, in 1995, after deducting interest costs associated with discontinued operations. The change is attributed to an overall increase in average debt outstanding during 1995 of six percent, which consisted of a $70 million net increase in average long-term debt offset by a $27 million decrease in average short-term debt. The increase in long-term debt is attributed to the draw down of IDRB funds previously held in trust and replacement of the $165 million term facilities with a new $200 million term loan facility. The proceeds from the common stock issuance in May 1995 and the preferred securities issuance in October 1995 are the primary factors for the decrease in average short-term debt. Higher interest rates on variable-rate debt also contributed to the increase in net interest deductions.

RATES AND REGULATORY PROCEEDINGS

California

      In January 1994, Southwest filed a general rate application to increase annual margin by $1.1 million. In December 1994, the California Public Utilities Commission (CPUC) approved the $1.1 million increase as part of a settlement agreement, effective January 1995. The settlement, which is in effect through 1998, suspended the supply adjustment mechanism (SAM) previously utilized and implemented a form of performance-based ratemaking. SAM was a mechanism by which actual margin was adjusted to the margin authorized in the Southwest tariff. Although still cost of service based, the settlement allows Southwest to retain all margin generated from additional volumes sold, but places Southwest at risk for reductions in margin resulting from lower than projected sales volumes. The settlement suspends required annual attrition filings for southern California, but retains attrition adjustments in northern California for certain safety-related improvements. In addition, no sharing or penalty mechanisms are required to capture efficiency gains or losses during the settlement period.

Nevada

      In December 1995, Southwest filed general rate cases with the PSCN seeking approval to increase revenues by $15.8 million, or 12 percent, annually for its southern Nevada rate jurisdiction and $5 million, or 10 percent, annually for its northern Nevada rate jurisdiction. Southwest was seeking recovery of increased operating and maintenance costs, construction-related financing, tax, insurance, and depreciation expenses associated with its expanding customer base. In April 1996, the PSCN approved a settlement of the general rate cases providing Southwest with a $10.6 million general rate increase in southern Nevada and a $3.2 million increase in northern Nevada. The settlement achieved a number of rate design and tariff restructuring changes resulting in rates that more closely reflect the true costs of serving the various customer classes. Over 86 percent of annual margin is now recoverable from core customers classes, those most responsible for the increased operating costs. The settlement adjusts rate design by equalizing margins earned from sales and transportation customers, resulting in consistent margin regardless of the type of service chosen by a customer. The settlement also specifies a moratorium on future general rate increase requests until April 1999. The new rates became effective July 1, 1996.

Arizona

      In November 1996, Southwest filed a general rate application with the ACC seeking approval to increase revenues by $49.3 million annually for both of its Arizona rate jurisdictions. Southwest is seeking rate relief for increased operating costs, changes in financing costs, and improvements and additions to the distribution system. The rate application also proposes a number of rate design improvements including consolidation of the southern and central Arizona rate jurisdictions and better matching of rates with the costs of servicing various customer classes. The exact amount of rate relief that will ultimately be authorized is not known. Absent successful negotiation of a settlement, the hearing process is scheduled to begin in the third quarter of 1997 and no changes in rates are expected prior to January 1998.

FERC

      In July 1996, Paiute Pipeline Company, a wholly owned subsidiary of the Company, filed a general rate case with the Federal Energy Regulatory Commission
(FERC) seeking approval to increase revenues by $6.9 million annually. Paiute is seeking rate relief for increased costs associated with transmission system additions and improvements, higher depreciation rates, operating cost increases including labor, and an increase in the allowed rate of return. Interim rates reflecting the increased revenues became effective in January 1997, subject to refund until a final order is issued. The exact amount of rate relief that will ultimately be authorized is not known. In the event a settlement can be reached, a final order could be received by the end of 1997. Under normal procedural schedules, final rates would become effective by the second or third quarter of 1998.

RESULTS OF CONSTRUCTION SERVICES OPERATIONS

      For the eight months ended December 31, 1996, the construction services segment contributed $2.7 million to consolidated net income. This included peak construction season revenues and profits which are not indicative of results expected during a twelve-month period. Construction activity is seasonal with work generally scheduled for the spring through fall months in colder climate areas, such as the Midwest. In warmer climate areas, such as the southwestern United States, construction occurs year round. Construction revenues during 1996 were $97.7 million. The related costs of construction were $88.6 million, resulting in gross profit of $9.1 million. Labor and equipment costs are the primary components of construction costs. General and administrative expenses were $2.1 million and interest expense was $942,000. Comparative information is not included since Northern was acquired in April 1996.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which establishes consistent accounting and reporting standards as they relate to transfers and servicing of financial assets and liability extinguishments. SFAS No. 125 became effective on January 1, 1997. The Company does not anticipate any material effects to the financial statements as a result of SFAS No. 125. In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," and SFAS No. 129, "Disclosure of Information about Capital Structure." Both statements become effective for 1997 year-end financial statements.

COMMON STOCK PRICE AND DIVIDEND INFORMATION

                                          1996                 1995             Dividends Paid
                                   -----------------     -----------------     -----------------
                                     HIGH      LOW         High      Low        1996       1995
------------------------------------------------------------------------------------------------
First Quarter                      $18 5/8   $15 5/8     $15 1/4   $13 5/8     $0.205     $0.205
Second Quarter                      17 3/8    15 3/4      14 7/8    13 5/8      0.205      0.205
Third Quarter                       18 3/8    14 7/8      16 3/4    14          0.205      0.205
Fourth Quarter                      19 7/8    17 3/8      18 3/8    14 7/8      0.205      0.205
                                                                               -----------------
                                                                               $0.820     $0.820
                                                                               =================

      The principal markets on which the common stock of the Company is traded are the New York Stock Exchange and the Pacific Stock Exchange. At March 14, 1997 there were 26,967 holders of record of common stock. The market price of the common stock was $18 3/4 as of March 14, 1997.

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars, except par value)

                             December 31,                                   1996             1995
----------------------------------------------------------------------------------------------------
                                               ASSETS
Utility plant
  Gas plant                                                               $1,732,405      $1,579,665
  Less: accumulated depreciation                                            (505,984)       (474,891)
  Acquisition adjustments                                                      5,866           6,298
  Construction work in progress                                               46,170          26,678
----------------------------------------------------------------------------------------------------
    Net utility plant (Note 2)                                             1,278,457       1,137,750
----------------------------------------------------------------------------------------------------
Other property and investments                                                71,245          35,128
----------------------------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                                                    8,280          11,168
  Accounts receivable, net of allowances (Note 3)                             69,000          38,186
  Accrued utility revenue                                                     46,500          43,900
  Deferred tax benefit (Note 10)                                               8,009          17,089
  Prepaids and other current assets                                           28,029          31,386
  Net assets of discontinued operations (Note 14)                                 --         175,493
----------------------------------------------------------------------------------------------------
    Total current assets                                                     159,818         317,222
----------------------------------------------------------------------------------------------------
Deferred charges and other assets (Note 4)                                    50,749          42,427
----------------------------------------------------------------------------------------------------
Total assets                                                              $1,560,269      $1,532,527
====================================================================================================
                                   CAPITALIZATION AND LIABILITIES
Capitalization
  Common stock, $1 par (authorized -- 45,000,000 shares; issued and
    outstanding -- 26,732,688 and 24,467,499 shares)                      $   28,363      $   26,097
  Additional paid-in capital                                                 349,132         312,631
  Retained earnings                                                            2,121          17,322
----------------------------------------------------------------------------------------------------
    Total common equity                                                      379,616         356,050
  Company-obligated mandatorily redeemable preferred securities of the
    Company's subsidiary, Southwest Gas Capital I, holding solely
    $61.8 million principal amount of 9.125% subordinated notes of the
    Company due 2025 (Note 5)                                                 60,000          60,000
  Long-term debt, less current maturities (Note 6)                           665,221         607,945
----------------------------------------------------------------------------------------------------
    Total capitalization                                                   1,104,837       1,023,995
----------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 8)
Current liabilities
  Current maturities of long-term debt (Note 6)                                6,675         120,000
  Short-term debt (Note 7)                                                   121,000          37,000
  Accounts payable                                                            49,951          41,864
  Customer deposits                                                           21,133          21,406
  Accrued taxes                                                                9,977          29,116
  Accrued interest                                                             9,800          11,107
  Deferred purchased gas costs (Note 4)                                        9,432          32,776
  Other current liabilities                                                   33,369          36,942
----------------------------------------------------------------------------------------------------
    Total current liabilities                                                261,337         330,211
----------------------------------------------------------------------------------------------------
Deferred income taxes and other credits
  Deferred income taxes and investment tax credits (Note 10)                 152,063         138,893
  Other deferred credits (Note 4)                                             42,032          39,428
----------------------------------------------------------------------------------------------------
    Total deferred income taxes and other credits                            194,095         178,321
----------------------------------------------------------------------------------------------------
Total capitalization and liabilities                                      $1,560,269      $1,532,527
====================================================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

                Year Ended December 31,                     1996         1995         1994
--------------------------------------------------------------------------------------------
Operating revenues:
  Gas operating revenues                                  $546,361     $563,502     $599,553
  Construction revenues                                     97,700           --           --
--------------------------------------------------------------------------------------------
     Total operating revenues                              644,061      563,502      599,553
--------------------------------------------------------------------------------------------
Operating expenses:
  Net cost of gas                                          187,580      227,456      249,922
  Operations and maintenance                               198,364      187,969      178,310
  Depreciation and amortization                             73,699       62,492       57,284
  Taxes other than income taxes                             28,156       27,173       25,347
  Construction expenses                                     84,689           --           --
--------------------------------------------------------------------------------------------
     Total operating expenses                              572,488      505,090      510,863
--------------------------------------------------------------------------------------------
Operating income                                            71,573       58,412       88,690
--------------------------------------------------------------------------------------------
Other income and (expenses):
  Net interest deductions                                  (54,913)     (53,354)     (49,461)
  Preferred securities distributions (Note 5)               (5,475)        (913)          --
  Other income (deductions), net                              (737)        (652)      (1,110)
--------------------------------------------------------------------------------------------
     Total other income and (expenses)                     (61,125)     (54,919)     (50,571)
--------------------------------------------------------------------------------------------
Income from continuing operations before income taxes       10,448        3,493       38,119
Income tax expense (Note 10)                                 3,874          839       14,595
--------------------------------------------------------------------------------------------
Net income from continuing operations                        6,574        2,654       23,524
--------------------------------------------------------------------------------------------
Discontinued operations (Note 14):
  Income (loss) from discontinued segment, net of tax
     expense (benefit) of $0, $(2,306) and $3,127               --       (4,513)       2,777
  Loss on disposal of discontinued segment, including
     tax expense of $9,900 in 1995                              --      (13,023)          --
--------------------------------------------------------------------------------------------
Net income (loss) from discontinued operations                  --      (17,536)       2,777
--------------------------------------------------------------------------------------------
Net income (loss)                                            6,574      (14,882)      26,301
Preferred/preference stock dividend requirements                --          307          510
--------------------------------------------------------------------------------------------
Net income (loss) applicable to common stock              $  6,574     $(15,189)    $ 25,791
============================================================================================
Earnings per share from continuing operations             $   0.25     $   0.10     $   1.09
Earnings (loss) per share from discontinued operations          --        (0.76)        0.13
--------------------------------------------------------------------------------------------
Earnings (loss) per share of common stock (Note 13)       $   0.25     $  (0.66)    $   1.22
============================================================================================
Average number of common shares outstanding                 25,888       23,167       21,078
============================================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of dollars)

                   Year Ended December 31,                        1996          1995          1994
----------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income (loss)                                             $  6,574      $(14,882)     $ 26,301
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization                                 73,699        62,492        57,284
    Deferred income taxes                                         17,453       (15,314)       (9,178)
    Changes in current assets and liabilities:
       Accounts receivable                                       (17,886)       19,719        (6,487)
       Accrued utility revenue                                    (2,600)        3,633        (1,300)
       Deferred purchased gas costs                              (23,344)       47,995         9,014
       Accounts payable                                            4,964        (7,101)       (2,811)
       Accrued taxes                                             (19,139)      (13,820)       11,594
       Other current assets and liabilities                        2,498         3,661         6,681
    Other                                                          9,976          (205)          649
    Undistributed (income) loss from discontinued operations          --        11,576        (7,673)
----------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                     52,195        97,754        84,074
----------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
  Construction expenditures and property additions              (218,835)     (166,183)     (141,390)
  Proceeds from bank sale                                        191,662            --            --
  Other                                                          (22,112)        2,465          (157)
----------------------------------------------------------------------------------------------------
    Net cash used in investing activities                        (49,285)     (163,718)     (141,547)
----------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
  Issuance of common stock                                        18,110        44,844         4,773
  Issuance of trust originated preferred securities                   --        57,713            --
  Reacquisition of preferred/preference stocks                        --        (4,000)       (4,058)
  Dividends paid                                                 (21,311)      (19,575)      (17,411)
  Issuance of long-term debt                                     164,876        49,407        73,000
  Retirement of long-term debt                                  (248,531)       (2,285)         (648)
  Issuance (repayment) of short-term debt                         81,058       (55,000)        6,000
  Other                                                               --           (48)         (234)
----------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities           (5,798)       71,056        61,422
----------------------------------------------------------------------------------------------------
  Change in cash and temporary cash investments                   (2,888)        5,092         3,949
  Cash at beginning of period                                     11,168         6,076         2,127
----------------------------------------------------------------------------------------------------
  Cash at end of period                                         $  8,280      $ 11,168      $  6,076
====================================================================================================
Supplemental information:
  Interest paid, net of amounts capitalized                     $ 60,008      $ 62,377      $ 55,167
  Income taxes paid, net of refunds                             $ 18,682      $ 20,413      $  3,574

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share amounts)

                                              Common Stock     Additional
                                            ----------------    Paid-in     Retained
                                            Shares   Amount     Capital     Earnings    Total
-----------------------------------------------------------------------------------------------
December 31, 1993                           20,997   $22,627    $268,725    $ 43,765   $335,117
Common stock issuances                         285       285       4,488                  4,773
Net income                                                                    26,301     26,301
Dividends declared
  Preferred: $9.50 per share                                                    (437)      (437)
  Second preference: $3.00 per share                                             (73)       (73)
  Common: $0.81 per share                                                    (17,125)   (17,125)
Redemption of second preference stock                                  4          (4)        --
-----------------------------------------------------------------------------------------------
December 31, 1994                           21,282    22,912     273,217      52,427    348,556
Common stock issuances                       3,185     3,185      41,659                 44,844
Issuance costs, preferred securities                              (2,287)                (2,287)
Net loss                                                                     (14,882)   (14,882)
Dividends declared
  Preferred: $9.50 per share                                                    (307)      (307)
  Common: $0.82 per share                                                    (19,826)   (19,826)
Redemption of preferred stock                                         42         (90)       (48)
-----------------------------------------------------------------------------------------------
December 31, 1995                           24,467    26,097     312,631      17,322    356,050
Common stock issuances                       2,266     2,266      36,501                 38,767
Net income                                                                     6,574      6,574
Dividends declared
  Common: $0.82 per share                                                    (21,775)   (21,775)
-----------------------------------------------------------------------------------------------
December 31, 1996                           26,733*  $28,363    $349,132    $  2,121   $379,616
===============================================================================================

* At December 31, 1996, 1.4 million common shares were registered and available for issuance under provisions of the Employee Investment Plan and the Company's Dividend Reinvestment and Stock Purchase Plan.

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Nature of Operations. Southwest Gas Corporation and subsidiaries (the Company) is principally engaged in the business of purchasing, transporting, and distributing natural gas to customers in portions of Arizona, Nevada, and California (Southwest or the natural gas operations segment). Southwest's public utility rates, practices, facilities, and service territories are subject to regulatory oversight. The timing and amount of rate relief can materially impact results of operations. Natural gas sales are seasonal, peaking during the winter months. Variability in weather from normal temperatures can materially impact results of operations. The Company also provides, through Northern Pipeline Construction Co. (Northern or the construction services segment), local gas distribution companies with installation, replacement, and maintenance services for underground natural gas distribution systems.
      Basis of Presentation. The Company follows generally accepted accounting principles (GAAP) in accounting for all of its businesses. Accounting for the natural gas utility operations conforms with GAAP as applied to regulated companies and as prescribed by federal agencies and the commissions of the various states in which the utility operates. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
      Consolidation. The accompanying financial statements are presented on a consolidated basis and include the accounts of Southwest Gas Corporation and all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated with the exception of transactions between Southwest and Northern. Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," provides that intercompany profits on sales to regulated affiliates should not be eliminated in consolidation if the sales price is reasonable and if future revenues approximately equal to the sales price will result from the rate-making process. Management believes these two criteria will be met. The financial services segment is classified as discontinued operations.
      Net Utility Plant. Net utility plant includes gas plant at original cost, less the accumulated provision for depreciation and amortization, plus the unamortized balance of acquisition adjustments. Original cost includes contracted services, material, payroll and related costs such as taxes and benefits, general and administrative expenses, and an allowance for funds used during construction less contributions in aid of construction.
      Deferred Purchased Gas Costs. Southwest is authorized by the various regulatory authorities having jurisdiction to adjust its billing rates for changes in the cost of gas purchased. The difference

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

between the current cost of gas purchased and the cost of gas recovered in billed rates is deferred. Generally, these deferred amounts are recovered or refunded within one year.
      Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.
      For regulatory and financial reporting purposes, investment tax credits
(ITC) related to gas utility operations are deferred and amortized over the life of related fixed assets.
      Gas Operating Revenues. Revenues are recorded when customers are billed. Customer billings are based on monthly meter reads and are calculated in accordance with applicable tariffs. Southwest also recognizes accrued utility revenues for the estimated amount of services rendered between the meter-reading dates in a particular month and the end of such month.
      Construction Revenues. The majority of Northern's contracts are performed under unit price contracts. These contracts state prices per unit of installation. Revenues are recorded as installations are completed. Fixed-price contracts use the percentage of completion method of accounting and, therefore, take into account the cost, estimated earnings, and revenue to date on contracts not yet completed. The amount of revenue recognized is based on costs expended to date relative to anticipated final contract costs. Revisions in estimates of cost and earnings during the course of the work are reflected in the accounting period in which the facts requiring revision become known. If a loss on a contract becomes known or is anticipated, the entire amount of the estimated ultimate loss is recognized at that time in the financial statements.
      Depreciation and Amortization. Utility plant depreciation is computed on the straight-line remaining life method at composite rates considered sufficient to amortize costs over estimated service lives, including components which adjust for salvage value and removal costs, as approved by the appropriate regulatory agency. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. Acquisition adjustments are amortized, as ordered by regulatory bodies, over periods which approximate the remaining estimated life of the acquired properties. Costs related to refunding utility debt and debt issuance expenses are deferred and amortized over the weighted average lives of the new issues. Nonutility property and equipment are depreciated on a straight-line method based on the estimated useful lives of the related assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Allowance for Funds Used During Construction (AFUDC). AFUDC represents the cost of both debt and equity funds used to finance utility construction. AFUDC is capitalized as part of the cost of utility plant. The Company capitalized $1.8 million, $1.2 million, and $805,000 of AFUDC related to natural gas utility operations for each of the years ended December 31, 1996, 1995, and 1994, respectively. The debt portion of AFUDC is reported in the consolidated statements of income as an offset to net interest deductions and the equity portion is reported as other income. Utility plant construction costs, including AFUDC, are recovered in authorized rates through depreciation when completed projects are placed into operation, and general rate relief is requested and granted.
      Earnings Per Common Share. Earnings per common share are calculated by dividing net income (loss) applicable to common stock by the weighted average number of shares outstanding during the period. Common stock equivalents (stock options and performance shares) are immaterial and are not included in the earnings per share calculation.
      Cash Flows. For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and financial instruments with a maturity of three months or less, but exclude funds held in trust for industrial development revenue bonds.

NOTE 2 -- UTILITY PLANT

      Net utility plant as of December 31, 1996 and 1995 was as follows (thousands of dollars):

                          December 31,                                1996           1995
--------------------------------------------------------------------------------------------
Gas plant:
  Storage                                                          $    3,216     $   14,546
  Transmission                                                        150,898        143,989
  Distribution                                                      1,360,438      1,206,503
  General                                                             179,795        179,378
  Other                                                                38,058         35,249
--------------------------------------------------------------------------------------------
                                                                    1,732,405      1,579,665
Less: accumulated depreciation                                       (505,984)      (474,891)
Acquisition adjustment, net                                             5,866          6,298
Construction work in progress                                          46,170         26,678
--------------------------------------------------------------------------------------------
  Net gas utility property                                         $1,278,457     $1,137,750
============================================================================================

      Depreciation expense on gas plant was $66.9 million, $62 million, and $56.5 million during the years ended December 31, 1996, 1995, and 1994, respectively.
      Leases and Rentals. The Company leases the liquefied natural gas (LNG) facilities on its northern Nevada system, a portion of its corporate headquarters office complex in Las Vegas, and its administrative offices in Phoenix. The leases provide for current terms which expire in 2003, 2017, and 2004, respectively, with optional renewal terms available at the expiration dates. The rental

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

payments for the LNG facilities are $6.7 annually and $43.3 million in the aggregate. The rental payments for the corporate headquarters office complex are $2.4 million in 1997, $1.8 million for each year 1998 through 2001, and $31.9 million thereafter. The rental payments for the Phoenix administrative offices are $1.3 million in 1997, $1.2 million for each year 1998 through 2000, $1.3 million in 2001, and $3.6 million cumulatively thereafter. These leases are accounted for as operating leases and are treated as such for regulatory purposes. Rentals included in operating expenses with respect to these leases were $11.6 million in 1994, $11.3 million in 1995, and $11.1 million in 1996. Other operating leases of the Company are immaterial individually and in the aggregate.
      Effective for fiscal years beginning January 1, 1996, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires the review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard did not have a material impact on the Company's current financial condition or results of operations.

NOTE 3 -- RECEIVABLES AND RELATED ALLOWANCES

      Business activity with respect to gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. At December 31, 1996, gas segment receivables were $46.3 million. Approximately 58 percent of the gas utility customers were in Arizona, 32 percent in Nevada, and 10 percent in California. Although the Company seeks to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on certain accounts, some accounts are ultimately not collected. Provisions for uncollectible accounts are recorded monthly, as needed, and are included in the ratemaking process as a cost of service. Activity in the allowance for uncollectibles is summarized as follows (thousands of dollars):

                                                                               Allowance for
                                                                               Uncollectibles
---------------------------------------------------------------------------------------------
Balance, December 31, 1993                                                           $ 1,683
  Additions charged to expense                                                         1,445
  Accounts written off, less recoveries                                               (1,575)
--------------------------------------------------------------------------------------------
Balance, December 31, 1994                                                             1,553
  Additions charged to expense                                                         1,295
  Accounts written off, less recoveries                                               (1,621)
--------------------------------------------------------------------------------------------
Balance, December 31, 1995                                                             1,227
  Additions charged to expense                                                         1,285
  Accounts written off, less recoveries                                               (1,002)
--------------------------------------------------------------------------------------------
Balance, December 31, 1996                                                           $ 1,510
============================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -- REGULATORY ASSETS AND LIABILITIES

      Natural gas operations are subject to the regulation of the Arizona Corporation Commission (ACC), the Public Service Commission of Nevada (PSCN), the California Public Utilities Commission (CPUC), and the Federal Energy Regulatory Commission (FERC). The Company's accounting policies conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process. Such effects concern mainly the time at which various items enter into the determination of net income in accordance with the principle of matching costs with related revenues.
      The following table represents existing regulatory assets and liabilities (thousands of dollars):

                             December 31,                                1996         1995
--------------------------------------------------------------------------------------------
Regulatory assets:
  SFAS No. 109 -- Income taxes, net                                     $11,431     $ 13,211
  Unamortized premium on reacquired debt                                 17,440       10,848
  Other                                                                  16,601       15,686
--------------------------------------------------------------------------------------------
                                                                         45,472       39,745
Regulatory liabilities:
  Supplier and other rate refunds due customers                          (3,828)      (4,844)
  Deferred purchased gas costs                                           (9,432)     (32,776)
  Other                                                                  (2,204)      (3,389)
--------------------------------------------------------------------------------------------
Net regulatory assets (liabilities)                                     $30,008     $ (1,264)
============================================================================================

NOTE 5 -- PREFERRED STOCK AND PREFERRED SECURITIES

      In December 1995, the Company redeemed all remaining outstanding $100 Cumulative Preferred Stock, 9.5% Series. Scheduled annual mandatory redemption requirements were 8,000 shares, or $800,000 per year, through 1999. After the 1995 annual mandatory redemption requirement was satisfied, the Company exercised its option to redeem an additional 8,000 shares at par. The remaining 24,000 shares were redeemed at $102 per share, plus accrued and unpaid dividends. The stock was redeemed because other less costly financing options were available.
      Preferred Securities of Southwest Gas Capital I. In October 1995, Southwest Gas Capital I (the Trust), a consolidated wholly owned subsidiary of the Company, issued $60 million of 9.125% Trust Originated Preferred Securities (the Preferred Securities). In connection with the Trust's issuance of the Preferred Securities and the related purchase by the Company of all of the Trust's common securities (the Common Securities), the Company issued to the Trust $61.8 million principal amount of its 9.125% Subordinated Deferrable Interest Notes, due 2025 (the Subordinated Notes). The sole assets of the Trust are and will be the Subordinated Notes. The interest and other payment dates on the Subordinated Notes correspond to the distribution and other payment dates

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on the Preferred Securities and Common Securities. Under certain circumstances, the Subordinated Notes may be distributed to the holders of the Preferred Securities and holders of the Common Securities in liquidation of the Trust. The Subordinated Notes are redeemable at the option of the Company on or after December 31, 2000, at a redemption price of $25 per Subordinated Note plus accrued and unpaid interest. In the event that the Subordinated Notes are repaid, the Preferred Securities and the Common Securities will be redeemed on a pro rata basis at $25 per Preferred Security and Common Security plus accumulated and unpaid distributions. The Company's obligations under the Subordinated Notes, the Declaration of Trust (the agreement under which the Trust was formed), the guarantee of payment of certain distributions, redemption payments and liquidation payments with respect to the Preferred Securities to the extent the Trust has funds available therefor and the indenture governing the Subordinated Notes, including the Company's agreement pursuant to such indenture to pay all fees and expenses of the Trust, other than with respect to the Preferred Securities and Common Securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities. As of December 31, 1996, 2.4 million Preferred Securities were outstanding.
      The Company has the right to defer payments of interest on the Subordinated Notes by extending the interest payment period at any time for up to 20 consecutive quarters (each, an Extension Period). If interest payments are so deferred, distributions will also be deferred. During such Extension Period, distributions will continue to accrue with interest thereon (to the extent permitted by applicable law) at an annual rate of 9.125% per annum compounded quarterly. There could be multiple Extension Periods of varying lengths throughout the term of the Subordinated Notes. If the Company exercises the right to extend an interest payment period, the Company shall not during such Extension Period (i) declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire or make a liquidation payment with respect to, any of its capital stock, or (ii) make any payment of interest, principal or premium, if any, on or repay, repurchase, or redeem any debt securities issued by the Company that rank pari passu with or junior to the Subordinated Notes; provided, however, that restriction (i) above does not apply to any stock dividends paid by the Company where the dividend stock is the same as that on which the dividend is being paid. The Company has no present intention of exercising its right to extend the interest payment period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -- LONG-TERM DEBT

               December 31,                          1996                       1995
                                            ----------------------     ----------------------
                                            CARRYING       MARKET      Carrying       Market
                                             AMOUNT        VALUE        Amount        Value
                                                         (Thousands of dollars)
Debentures:
  9% Series A, due 2011                     $      --     $     --     $  26,890     $ 27,663
  9% Series B, due 2011                            --           --        31,213       32,110
  8 3/4% Series C, due 2011                        --           --        18,353       18,881
  9 3/8% Series D, due 2017                        --           --       120,000      126,150
  10% Series E, due 2013                           --           --        23,069       23,963
  9 3/4% Series F, due 2002                   100,000      112,960       100,000      117,600
  7 1/2% Series, due 2006                      75,000       76,740            --           --
  8% Series, due 2026                          75,000       78,600            --           --
  Unamortized discount                         (3,137)          --        (6,209)          --
---------------------------------------------------------------------------------------------
                                              246,863                    313,316
---------------------------------------------------------------------------------------------
Term-loan facilities                          184,000      184,000       200,000      200,000
---------------------------------------------------------------------------------------------
Industrial development revenue bonds:
  Variable-rate bonds
     Series due 2028                           50,000       50,000        50,000       50,000
     Less funds held in trust                 (30,261)          --       (32,942)          --
---------------------------------------------------------------------------------------------
                                               19,739                     17,058
---------------------------------------------------------------------------------------------
  Fixed-rate bonds
     7.30% 1992 Series A, due 2027             30,000       32,029        30,000       31,560
     7.50% 1992 Series B, due 2032            100,000      107,232       100,000      106,500
     6.50% 1993 Series A, due 2033             75,000       75,241        75,000       75,000
     Unamortized discount                      (3,654)          --        (3,757)          --
     Less funds held in trust                      --           --        (3,672)          --
---------------------------------------------------------------------------------------------
                                              201,346                    197,571
---------------------------------------------------------------------------------------------
Other                                          19,948                         --
---------------------------------------------------------------------------------------------
                                              671,896                    727,945
Less current maturities                        (6,675)                  (120,000)
---------------------------------------------------------------------------------------------
                                            $ 665,221                  $ 607,945
=============================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      In August 1996, the Company issued $75 million of 7 1/2 percent debentures due 2006 and $75 million of 8 percent debentures due 2026. Net proceeds of $148 million as well as a portion of the $163 million net proceeds from the PriMerit sale were used to refund or retire $219 million of outstanding callable debentures and pay down short-term debt. The remaining amount was used for general corporate purposes, including the acquisition of property for the construction, completion, extension, and improvement of Southwest's pipeline systems. The refinancing achieved a 126 basis point reduction in the related average interest rate.
      In October 1996, the Company filed a $250 million shelf registration statement. In connection with this new registration statement, the Company may offer, up to the registered amount, any combination of debt securities, preferred stock, depositary shares, and common stock. This registration statement includes a carryforward of $60 million remaining from a prior shelf registration statement declared effective by the Securities and Exchange Commission in October 1995. The Company filed a prospectus supplement in December 1996 identifying $150 million of the shelf as medium-term notes. In January 1997, the Company issued $25 million of 7.59 percent notes due January 2017. In February 1997, the Company issued $25 million of 7.78 percent notes due February 2022.
      The $200 million term-loan facility provides for a revolving period through January 1999 at which time any amounts borrowed under the agreement become payable on demand. A letter of credit is available to provide credit support for the issuance of commercial paper. In addition, direct borrowing options are available which provide for interest at either the London Interbank Offering Rate (LIBOR) or certificate of deposit rate, plus a margin based on the Company's credit rating, or the prime rate. The average cost of this facility was 6.28 percent in 1996 and 6.86 percent in 1995. Amounts outstanding at both year ends consisted of commercial paper.
      The interest rate on the variable-rate industrial development revenue bonds (IDRB) is established on a weekly basis and averaged 4.16 percent in 1996,
4.80 percent in 1995, and 3.85 percent in 1994. At the option of the Company, the interest period can be converted from a weekly rate to a daily-term or variable-term rate.
      The fair value of the term-loan facilities approximates carrying value. Market values for the debentures and fixed-rate IDRB were determined based on dealer quotes using trading records for December 31, 1996 and 1995, as applicable, and other secondary sources which are customarily consulted for data of this kind. The carrying value of the IDRB Series due 2028 was used as the estimate of fair value based upon the variable interest rate of the bonds.
      Estimated maturities of long-term debt for the next five years are expected to be $6.7 million, $5.9 million, $188 million, $2.9 million, and $185,000, respectively.
      In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement became effective January 1, 1997. The Company does not anticipate any material effect on its financial position or results of operations from this statement.

NOTE 7 -- SHORT-TERM DEBT

      The Company has an agreement with several banks for committed credit lines which aggregate $150 million at December 31, 1996. The agreement provides for the payment of interest at competitive market rates. The lines of credit also require the payment of a commitment fee based on the long-term debt rating of the Company. The committed credit lines have no compensating balance requirements and expire in July 1997. Short-term borrowings were $121 million and $37 million at December 31, 1996 and 1995, respectively. The weighted average interest rates on these borrowings were 6.83 percent at December 31, 1996 and 6.64 percent at December 31, 1995.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

      Legal Proceedings. The Company has been named as defendant in various legal proceedings. The ultimate dispositions of these proceedings are not presently determinable; however, it is the opinion of management that no litigation to which the Company is subject will have a material adverse impact on its financial position or results of operations.
      Northern California Expansion. In 1995, Southwest initiated a multi-year, three-phase construction project to expand its northern California service territory and extend service into Truckee, California. The CPUC imposed a $29 million cost cap on the project as a condition of granting Southwest a certificate of public convenience and necessity to serve the expansion areas.
      In 1995, Southwest completed Phase I of the expansion project, which involved transmission system reinforcement and distribution system expansion to accommodate 940 additional customers. Construction costs of $7.1 million were on target with the cost estimate approved by the CPUC.
      Phase II of the project involved extending the transmission system to Truckee, California and distribution system expansion to accommodate 4,200 customers. The cost cap apportioned to Phase II was approximately $13.8 million. The incurred cost of Phase II through December 1996 was $26.9 million, with approximately $1.2 million remaining to complete this phase in 1997. An estimated $9.2 million of the cost overrun was due to changes in project scope, such as adjustments for design changes required by governmental bodies, changes in facilities beyond Southwest's control and costs incurred to accommodate customer service requests.
      Examples of adjustments for changes in project scope are: Southwest was required to haul excavated soil offsite to be screened whereas normal and anticipated practice is to screen on site; asphalt repairs were greater than expected as a result of increased paving requirements imposed after construction started, poor road conditions, and the installation of more facilities under asphalt than anticipated. Other unanticipated or externally imposed costs pertained to extended yard lines, underground boring, environmental studies, right-of-way acquisitions, and engineering design work.
      Phase III of the construction project involving distribution system expansion to add 4,200 customers has a cost cap apportionment of approximately $8.2 million. Management is currently reexamining construction requirements, and the scope of this phase in light of the cost overruns and difficult construction environment experienced in Phase II of the project. As a result, no estimate of the overall expansion cost or final construction timeline is currently available.
      Management believes that because of the cost overruns which have occurred in Phase II of the project, an impairment of its expansion assets up to the amount of the cost overruns could occur in the future if the CPUC either directly or indirectly denies recovery of the excess costs. An impairment has not occurred because Southwest is currently on a form of performance-based ratemaking (PBR) in California (see Rates and Regulatory Proceedings section of Management's Discussion and Analysis) which effectively provides for recovery of the northern California expansion assets and an acceptable return on investment. It is management's intention to request a further extension of the PBR mechanism in California during 1997. Management believes it is probable that Southwest will receive the proposed extension, and will continue earning a return on the northern California expansion assets.

NOTE 9 -- EMPLOYEE BENEFITS

      Southwest has a qualified retirement plan covering its employees. The plan is noncontributory with defined benefits, and covers substantially all employees. Southwest's policy is to fund the plan at not less than the minimum required contribution nor more than the tax deductible limit. Plan assets are held in a master trust whose investments consist of common stock, corporate bonds, government obligations, real estate, a mutual fund investing in foreign stocks, an insurance company contract, and cash or cash equivalents.
      The plan provides that an employee may earn benefits for a period of up to 30 years and will be vested after 5 years of service. Retirement plan costs were $7.2 million in 1996, $6.8 million in 1995, and $7.8 million in 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The following table sets forth the plan's funded status and amounts recognized on the Consolidated Balance Sheets and Statements of Income.

                           December 31,                               1996          1995
-------------------------------------------------------------------------------------------
                                                                    (Thousands of dollars)
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including vested benefits of
  $(124,156) and $(111,035), respectively                           $(133,752)    $(119,340)
===========================================================================================
Projected benefit obligation for service rendered to date           $(187,183)    $(167,414)
Market value of plan assets                                           195,994       169,524
-------------------------------------------------------------------------------------------
Assets in excess of projected benefit obligation                        8,811         2,110
Unrecognized net transition obligation being amortized through
  2004                                                                  5,816         6,652
Unrecognized net loss (gain)                                          (14,741)       (8,669)
Unrecognized prior service cost                                           409           466
-------------------------------------------------------------------------------------------
Prepaid retirement plan asset included in the Consolidated Balance
  Sheets                                                            $     295     $     559
===========================================================================================
Assumptions used to develop pension obligations were:
  Discount rate                                                          7.00%         7.25%
  Long-term rate of return on assets                                     9.00%         9.00%
  Rate of increase in compensation levels                                4.75%         4.75%

                Year Ended December 31,                     1996         1995         1994
--------------------------------------------------------------------------------------------
                                                                (Thousands of dollars)
Net retirement plan costs include the following
  components:
  Service cost                                            $  8,762     $  7,153     $  7,805
  Interest cost                                             11,993       11,084       10,164
  Actual return on plan assets                             (23,511)     (35,557)         254
  Net amortization and deferrals                             9,976       24,136      (10,440)
--------------------------------------------------------------------------------------------
Net periodic retirement plan cost                         $  7,220     $  6,816     $  7,783
============================================================================================

      In addition to the basic retirement plan, Southwest has a separate unfunded supplemental retirement plan which is limited to certain officers. The plan is noncontributory with defined benefits. Senior officers who retire with ten years or more of service with Southwest are eligible to receive benefits. Other officers who retire with 20 years or more of service with Southwest are eligible to receive benefits. Plan costs were $1.8 million in 1996, $2 million in 1995, and $2 million in 1994. The accumulated benefit obligation of the plan was $15.4 million, including vested

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

benefits of $14.2 million, at December 31, 1996. Southwest also has an unfunded retirement plan for directors not covered by the employee retirement plan. The cost and liability for this plan are not significant.
      The Employees' Investment Plan provides for purchases of the Company's common stock or certain other investments by eligible Southwest employees through deductions of up to 16 percent of base compensation, subject to IRS limitations. Southwest matches one-half of amounts deferred up to six percent of an employee's annual compensation. The cost of the plan was $2.6 million in 1996, $2.3 million in 1995, and $2.6 million in 1994. Northern has a separate plan, the cost and liability for which are not significant.
      Southwest has a deferred compensation plan for all officers and members of the Board. The plan provides the opportunity to defer from a minimum of $2,000 up to 50 percent of annual compensation. Southwest matches one-half of amounts deferred up to six percent of an officer's annual salary. Payments of compensation deferred, plus interest, commence upon the participant's retirement in equal monthly installments over 10, 15, or 20 years, as determined by Southwest. Deferred compensation earns interest at a rate determined each January. The interest rate represents 150 percent of Moody's Seasoned Corporate Bond Index.
      Southwest provides postretirement benefits other than pensions (PBOP) to its qualified retirees for health care, dental, and life insurance. Southwest accounts for PBOP on an accrual basis. The PSCN, CPUC, and FERC have approved the use of accrual accounting for ratemaking purposes, subject to certain conditions, including funding. Southwest did not receive approval to recover PBOP costs on an accrual basis in its Arizona rate jurisdictions, but was authorized to continue to recover the pay-as-you-go costs for ratemaking purposes. Southwest began funding the non-Arizona portion of the PBOP liability in 1994. Plan assets are combined with the pension plan assets in a master trust for investment purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The following table sets forth the PBOP funded status and amounts recognized on the Company's Consolidated Balance Sheets and Statements of Income.

                     December 31,                            1996               1995
------------------------------------------------------------------------------------------
                                                              (Thousands of dollars)
Accumulated postretirement benefit obligation (APBO)
  Retirees                                                    $(14,291)           $(15,030)
  Fully eligible actives                                        (2,322)             (1,956)
  Other active participants                                     (7,275)             (6,182)
------------------------------------------------------------------------------------------
     Total                                                     (23,888)            (23,168)
Market value of plan assets                                      2,408               1,647
------------------------------------------------------------------------------------------
APBO in excess of plan assets                                  (21,480)            (21,521)
Unrecognized transition obligation                              13,871              14,738
Unrecognized prior service cost                                     --                  --
Unrecognized loss                                                2,543               3,003
------------------------------------------------------------------------------------------
Accrued postretirement benefit liability                      $ (5,066)           $ (3,780)
==========================================================================================
Assumptions used to develop postretirement benefit
  obligations were:
  Discount rate                                                   7.00%               7.25%
  Medical inflation                                     8% graded to 5%     9% graded to 5%
  Salary increases                                                4.75%               4.75%

      The Company makes fixed contributions, based on age and years of service, to retiree spending accounts for the medical and dental costs of employees who retire after 1988. The Company pays up to 100 percent of the medical coverage costs for employees who retired prior to 1989. The medical inflation assumptions in the table above apply to the benefit obligations for pre-1989 retirees only. The inflation assumption at December 31, 1996, was estimated at eight percent for 1997, and decreases one-half of one percent per year until 2003, at which time the average annual increase is projected to be five percent. A one percent increase in these assumptions would change the accumulated postretirement benefit obligation by approximately $1.2 million at December 31, 1996. Future annual benefit costs would increase $130,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Year Ended December 31,                       1996       1995       1994
---------------------------------------------------------------------------------------------
                                                                    (Thousands of dollars)
Net periodic postretirement benefit costs include the following components:
  Service cost                                                   $  521     $  399     $  473
  Interest cost                                                   1,638      1,562      1,472
  Actual return on plan assets                                     (252)      (286)        --
  Net amortization and deferrals                                    997      1,061        911
---------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                         $2,904     $2,736     $2,856
=============================================================================================

      In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This new standard permits the continued use of accounting methods prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," or use of the fair value based method of accounting as encouraged by the statement. The following disclosure complies with the requirements of the new standard.
      At December 31, 1996, the Company had two stock-based compensation plans. These plans are accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." In connection with the stock-based compensation plans, the Company recognized compensation expense of $571,000 in 1996 and $300,000 in 1995. Had compensation cost been determined based on the fair value of the awards at the grant dates, net income and earnings per share would have reflected the pro forma amounts indicated below (thousands of dollars, except per share amounts):

                                                                          1996        1995
--------------------------------------------------------------------------------------------
Net income (loss)                            As reported                 $6,574     $(14,882)
                                             Pro forma                   $6,523     $(14,871)
Primary earnings (loss) per share            As reported                 $ 0.25     $  (0.66)
                                             Pro forma                   $ 0.25     $  (0.66)

      With respect to the first plan, the Company may grant options to purchase shares of common stock to key employees and outside directors. Each option has an exercise price equal to the market price of Company common stock on the date of grant and a maximum term of 10 years. In July 1996, 350,000 options were granted. The options vest 40 percent at the end of year one and 30 percent at the end of years two and three. The grant date fair value of the options was estimated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

using the extended binomial option pricing model. The following assumptions were used in the valuation calculation:

                                                                         1996
------------------------------------------------------------------------------------------
Dividend yield                                                                        4.65%
Risk-free interest rate                                          RANGING FROM 5.83 TO 6.42%
Expected volatility                                                  RANGING FROM 22 TO 25%
Expected life                                                                 1 TO 3 YEARS

      As of the grant date, the weighted average fair value of the options granted was $1.79. At December 31, 1996, the weighted average remaining contractual life of the options was 9.5 years.
      In addition to the option plan, the Company may issue restricted stock in the form of performance shares to encourage key employees to remain in its employment to achieve short-term and long-term performance goals. Plan participants are eligible to receive a cash bonus (i.e., short-term incentive) and performances shares (i.e., long-term incentive). The performance shares vest over a period of three years and are subject to a final adjustment as determined by the Board of Directors. The following table summarizes the activity of this plan:

                  Year Ended December 31,                     1996         1995        1994
---------------------------------------------------------------------------------------------
Nonvested performance shares at beginning of year             41,422      18,001           --
Performance shares granted                                    63,968      25,363       18,001
Performance shares forfeited                                      --          --           --
Shares vested and issued                                     (12,104)     (1,942)          --
---------------------------------------------------------------------------------------------
Nonvested performance shares at end of year                   93,286      41,422       18,001
=============================================================================================
Grant date fair value of award                               $ 17.75      $15.25      $17.625
=============================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -- INCOME TAXES

      Income tax expense (benefit) consists of the following (thousands of dollars):

                 Year Ended December 31,                     1996         1995        1994
--------------------------------------------------------------------------------------------
Current:
  Federal                                                  $(15,087)    $ 13,588     $16,481
  State                                                      (1,566)       1,985       2,701
--------------------------------------------------------------------------------------------
                                                            (16,653)      15,573      19,182
--------------------------------------------------------------------------------------------
Deferred:
  Federal                                                    18,832      (13,752)     (4,441)
  State                                                       1,695         (982)       (146)
--------------------------------------------------------------------------------------------
                                                             20,527      (14,734)     (4,587)
--------------------------------------------------------------------------------------------
     Total income tax expense                              $  3,874     $    839     $14,595
============================================================================================

      Deferred income tax expense (benefit) consists of the following significant components (thousands of dollars):

                 Year Ended December 31,                     1996         1995        1994
--------------------------------------------------------------------------------------------
Deferred federal and state:
  Property-related items                                    $11,586     $  4,921     $ 2,441
  Purchased gas cost adjustments                              8,437      (16,488)     (5,531)
  Self insurance                                                (90)        (885)      1,161
  All other deferred                                          1,462       (1,414)     (1,782)
--------------------------------------------------------------------------------------------
     Total deferred federal and state                        21,395      (13,866)     (3,711)
Deferred investment tax credit, net                            (868)        (868)       (876)
--------------------------------------------------------------------------------------------
  Total deferred income tax expense (benefit)               $20,527     $(14,734)    $(4,587)
============================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The consolidated effective income tax rate for the period ended December 31, 1996 and the two prior periods differs from the federal statutory income tax rate. The sources of these differences and the effect of each are summarized as follows:

                       Year Ended December 31,                         1996     1995      1994
----------------------------------------------------------------------------------------------
Federal statutory income tax rate                                      35.0%     35.0%    35.0%
  Net state tax liability                                               5.0       9.0      4.3
  Property-related items                                                8.8      24.1      2.1
  Tax credits                                                          (8.3)    (22.7)    (2.3)
  Tax exempt interest                                                  (3.7)    (13.8)      --
  Corporate-owned life insurance                                       (4.0)    (12.5)    (1.4)
  All other differences                                                 4.3       4.9      0.6
----------------------------------------------------------------------------------------------
Consolidated effective income tax rate                                 37.1%     24.0%    38.3%
==============================================================================================

      Deferred tax assets and liabilities consist of the following (thousands of dollars):

                            December 31,                                1996         1995
-------------------------------------------------------------------------------------------
Deferred tax assets:
  Deferred income taxes for future amortization of ITC                $ 12,729     $ 13,256
  Employee benefits                                                      6,194        5,306
  Regulatory balancing accounts                                          3,832       12,411
  Other                                                                  4,415        3,017
  Valuation allowance                                                       --           --
-------------------------------------------------------------------------------------------
                                                                        27,170       33,990
-------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Property-related items, including accelerated depreciation           114,176      101,133
  Property-related items previously flowed-through                      24,160       26,467
  Unamortized ITC                                                       19,006       19,874
  Debt-related costs                                                     6,757        4,462
  Other                                                                  7,125        3,858
-------------------------------------------------------------------------------------------
                                                                       171,224      155,794
-------------------------------------------------------------------------------------------
Net deferred tax liabilities                                          $144,054     $121,804
===========================================================================================
Current                                                               $ (8,009)    $(17,089)
Noncurrent                                                             152,063      138,893
-------------------------------------------------------------------------------------------
Net deferred tax liabilities                                          $144,054     $121,804
===========================================================================================

NOTE 11 -- ACQUISITION OF NORTHERN PIPELINE CONSTRUCTION CO.

      On April 29, 1996, the Company acquired all of the outstanding stock of Northern Pipeline Construction Co. (the construction services segment) pursuant to a definitive agreement dated November 1995. The Company issued approximately 1,439,000 shares of common stock valued at $24 million in connection with the acquisition. The acquisition was accounted for as a purchase.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill in the amount of approximately $10 million was recorded by the construction services segment and is being amortized over a period of approximately 25 years. The construction services segment provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

      During the period from the acquisition date through December 31, 1996, the construction services segment recognized $36 million of revenues generated from contracts with Southwest. These revenues and associated profits are included in the consolidated financial statements of the Company and were not eliminated during consolidation. SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," provides that intercompany profits on sales to regulated affiliates should not be eliminated in consolidation if the sales price is reasonable and if future revenues approximately equal to the sales price will result from the rate-making process. Management believes these two criteria will be met. As of year end, accounts receivable includes $6.4 million which was not eliminated during consolidation.

      The assets acquired and the liabilities assumed at the acquisition date were as follows (thousands of dollars):

Other property and investments                                                      $26,490
Receivables, net                                                                     12,928
Prepaids and other current assets                                                     2,545
Deferred charges and other assets                                                    11,340
-------------------------------------------------------------------------------------------
  Total assets acquired                                                              53,303
-------------------------------------------------------------------------------------------
Long-term debt and capital leases, including current maturities                      14,691
Short-term debt                                                                       2,942
Accounts payable                                                                      3,123
Other current liabilities                                                             6,759
Deferred income taxes                                                                 4,737
Other deferred credits                                                                  394
-------------------------------------------------------------------------------------------
  Total liabilities assumed                                                          32,646
-------------------------------------------------------------------------------------------
Net noncash assets acquired                                                          20,657
Cash acquired in acquisition and included in cash flow statement                      3,343
-------------------------------------------------------------------------------------------
Total common equity issued in acquisition                                           $24,000
===========================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -- SEGMENT INFORMATION

      The financial information pertaining to the Company's natural gas operations and construction services segments for each of the three years in the period ended December 31, 1996, is as follows (thousands of dollars):

                                                                       1996
                                                    ------------------------------------------
                                                       GAS         CONSTRUCTION
                                                    OPERATIONS       SERVICES         TOTAL
----------------------------------------------------------------------------------------------
Revenues from unaffiliated customers                $  546,361      $   61,646      $  608,007
Intersegment sales                                          --          36,054          36,054
----------------------------------------------------------------------------------------------
  Total                                             $  546,361      $   97,700      $  644,061
==============================================================================================
Operating income                                    $   64,818      $    6,755      $   71,573
==============================================================================================
Depreciation, depletion and amortization            $   67,443      $    6,256      $   73,699
==============================================================================================
Construction expenditures and property additions    $  210,743      $    8,092      $  218,835
==============================================================================================
Indentifiable assets                                $1,498,099      $   62,170      $1,560,269
==============================================================================================

                                                                        1995
                                                     ------------------------------------------
                                                        Gas         Construction
                                                     Operations       Services         Total
-----------------------------------------------------------------------------------------------
Operating revenues                                   $  563,502       $     --       $  563,502
===============================================================================================
Operating income                                     $   58,412       $     --       $   58,412
===============================================================================================
Depreciation, depletion and amortization             $   62,492       $     --       $   62,492
===============================================================================================
Construction expenditures and property additions     $  166,183       $     --       $  166,183
===============================================================================================
Indentifiable assets                                 $1,357,034       $     --       $1,357,034
===============================================================================================

                                                                        1994
                                                     ------------------------------------------
                                                        Gas         Construction
                                                     Operations       Services         Total
-----------------------------------------------------------------------------------------------
Operating revenues                                   $  599,553       $     --       $  599,553
===============================================================================================
Operating income                                     $   88,690       $     --       $   88,690
===============================================================================================
Depreciation, depletion and amortization             $   57,284       $     --       $   57,284
===============================================================================================
Construction expenditures and property additions     $  141,390       $     --       $  141,390
===============================================================================================
Indentifiable assets                                 $1,277,727       $     --       $1,277,727
===============================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

             Quarter Ended               March 31     June 30   September 30  December 31
-----------------------------------------------------------------------------------------
                                         (Thousands of dollars, except per share amounts)
1996
Operating revenues                       $188,352     $123,611      $125,255     $206,843
Operating income (loss)                    38,539       (4,747)       (8,404)      46,185
Net income (loss)                          14,859      (11,943)      (14,638)      18,296
Net income (loss) applicable to common
  stock                                    14,859      (11,943)      (14,638)      18,296
Earnings (loss) per common share*            0.60        (0.46)        (0.55)        0.69

1995
Operating revenues                       $203,521     $122,189      $ 91,433     $146,359
Operating income (loss)                    36,829       (2,873)       (9,215)      33,671
Income (loss) from continuing
  operations                               14,449       (9,951)      (13,353)      11,509
Income (loss) from discontinued
  operations                                  196          610           522      (18,864)
Net income (loss)                          14,645       (9,341)      (12,831)      (7,355)
Net income (loss) applicable to common
  stock                                    14,550       (9,436)      (12,926)      (7,377)
Earnings (loss) per share from
  continuing operations*                     0.67        (0.44)        (0.56)        0.47
Earnings (loss) per share from
  discontinued operations*                   0.01         0.03          0.02        (0.77)
Earnings (loss) per common share*            0.68        (0.41)        (0.54)       (0.30)

1994
Operating revenues                       $207,369     $108,407      $ 92,245     $191,532
Operating income (loss)                    47,519       (4,251)       (8,302)      53,725
Income (loss) from continuing
  operations                               21,734      (10,735)      (11,911)      24,436
Income (loss) from discontinued
  operations                                  976          954           746          101
Net income (loss)                          22,710       (9,781)      (11,165)      24,537
Net income (loss) applicable to common
  stock                                    22,571       (9,919)      (11,303)      24,442
Earnings (loss) per share from
  continuing operations*                     1.03        (0.52)        (0.57)        1.15
Earnings (loss) per share from
  discontinued operations*                   0.04         0.05          0.03           --
Earnings (loss) per common share*            1.07        (0.47)        (0.54)        1.15

------------------------------
* The sum of quarterly earnings (loss) per average common share may not equal the annual earnings (loss) per share due to the ongoing change in the weighted average number of common shares outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The demand for natural gas is seasonal, and it is management's opinion that comparisons of earnings for the interim periods do not reliably reflect overall trends and changes in the Company's operations. Also, the timing of general rate relief can have a significant impact on earnings for interim periods. See Management's Discussion and Analysis for additional discussion of the Company's operating results.

NOTE 14 -- DISCONTINUED OPERATIONS -- FINANCIAL SERVICES ACTIVITIES

      On July 19, 1996, the Company completed the sale of the assets and liabilities of PriMerit Bank (the Bank) to Norwest Corporation for $191 million. Proceeds from the sale were used by the Company to retire debt incurred in connection with its investment in the Bank. The loss on the sale, recorded during the fourth quarter of 1995, was $13 million, including taxes. Income tax expense resulted from the loss due to the Company's investment in the Bank being lower for tax purposes than book purposes. The results of operations of the Bank have been included as discontinued operations in the accompanying financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders,
  Southwest Gas Corporation:

      We have audited the accompanying consolidated balance sheets of Southwest Gas Corporation (a California corporation, hereinafter referred to as the Company) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 7, 1997