Form 10-K, Exhibit 13
period 1997-12-31
SOUTHWEST GAS CORP
filed 1998-03-31
CIK 92416

CONSOLIDATED SELECTED FINANCIAL STATISTICS

       YEAR ENDED DECEMBER 31,             1997         1996         1995         1994         1993
------------------------------------------------------------------------------------------------------
(Thousands of dollars, except per share amounts)
Operating revenues                      $  732,010   $  644,061   $  563,502   $  599,553   $  539,105
Operating expenses                         629,749      572,488      505,090      510,863      461,423
------------------------------------------------------------------------------------------------------
Operating income                        $  102,261   $   71,573   $   58,412   $   88,690   $   77,682
======================================================================================================
Income from continuing operations       $   16,469   $    6,574   $    2,654   $   23,524   $   13,751
Income (loss) from discontinued
 operations, net of tax (1)                     --           --      (17,536)       2,777        1,655
------------------------------------------------------------------------------------------------------
Net income (loss)                       $   16,469   $    6,574   $  (14,882)  $   26,301   $   15,406
======================================================================================================
Net income (loss) applicable to
 common stock                           $   16,469   $    6,574   $  (15,189)  $   25,791   $   14,665
======================================================================================================
Total assets at year end                $1,769,059   $1,560,269   $1,532,527   $1,453,582   $1,362,861
======================================================================================================
Capitalization at year end
 Common equity                          $  385,979   $  379,616   $  356,050   $  348,556   $  335,117
 Preferred and preference stocks                --           --           --        4,000        8,058
 Trust originated preferred securities      60,000       60,000       60,000           --           --
 Long-term debt                            778,693      665,221      607,945      678,263      568,600
------------------------------------------------------------------------------------------------------
                                        $1,224,672   $1,104,837   $1,023,995   $1,030,819   $  911,775
======================================================================================================
Common stock data
 Return on average common equity               4.3%         1.8%        (4.1)%        7.6%         4.4%
 Earnings (loss) per share
   Continuing operations                $     0.61   $     0.25   $     0.10   $     1.09   $     0.63
   Discontinued operations                      --           --        (0.76)        0.13         0.08
------------------------------------------------------------------------------------------------------
 Earnings (loss) per share              $     0.61   $     0.25   $    (0.66)  $     1.22   $     0.71
======================================================================================================
 Dividends paid per share               $     0.82   $     0.82   $     0.82   $     0.80   $     0.74
 Payout ratio                                  N/A          N/A          N/A           66%         104%
 Book value per share at year end       $    14.09   $    14.20   $    14.55   $    16.38   $    15.96
 Market value per share at year end     $    18.69   $    19.25   $    17.63   $    14.13   $    16.00
 Market value per share to book value
   per share                                   133%         136%         121%          86%         100%
 Common shares outstanding at year
   end (000)                                27,387       26,733       24,467       21,282       20,997
 Number of common shareholders at
   year end                                 25,833       26,371       25,133       20,765       21,851
Ratio of earnings to fixed charges
 Continuing operations                        1.28         1.15         1.06         1.69         1.47
 Adjusted for interest allocated to
   discontinued operations                    1.28         1.15         1.05         1.61         1.40
------------------------------------------------------------------------------------------------------

(1) Contribution from the financial services segment, including the 1995 loss on sale of the Bank.

  21. Southwest Gas Corporation

NATURAL GAS OPERATIONS

       YEAR ENDED DECEMBER 31,             1997         1996         1995         1994         1993
------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Sales                                   $  569,542   $  506,200   $  524,914   $  560,207   $  503,789
Transportation                              45,123       40,161       38,588       39,061       34,361
Other                                           --           --           --          285          955
------------------------------------------------------------------------------------------------------
Operating revenue                          614,665      546,361      563,502      599,553      539,105
Net cost of gas sold                       209,338      187,580      227,456      249,922      212,290
------------------------------------------------------------------------------------------------------
Operating margin                           405,327      358,781      336,046      349,631      326,815
Expenses
 Operations and maintenance                201,159      198,364      187,969      178,310      169,921
 Depreciation and amortization              74,528       67,443       62,492       57,284       55,088
 Other                                      29,393       28,156       27,173       25,347       24,124
------------------------------------------------------------------------------------------------------
Operating income                        $  100,247   $   64,818   $   58,412   $   88,690   $   77,682
======================================================================================================
Contribution to consolidated net
 income (loss)                          $   15,825   $    3,919   $    2,654   $   23,524   $   13,751
======================================================================================================
Total assets at year end                $1,717,025   $1,498,099   $1,357,034   $1,277,727   $1,194,679
======================================================================================================
Net gas plant at year end               $1,360,294   $1,278,457   $1,137,750   $1,035,916   $  954,488
======================================================================================================
Construction expenditures and
 property additions                     $  164,528   $  210,743   $  166,183   $  141,390   $  113,903
======================================================================================================
Cash flow, net
 From operating activities              $   45,923   $   47,931   $   97,754   $   84,074   $   50,437
 From investing activities                (170,455)     (41,804)    (163,718)    (141,547)    (116,246)
 From financing activities                 132,349      (11,456)      71,056       61,422       67,488
------------------------------------------------------------------------------------------------------
Net change in cash                      $    7,817   $   (5,329)  $    5,092   $    3,949   $    1,679
======================================================================================================
Total throughput (thousands of therms)
 Sales                                     914,732      818,329      805,884      881,868      850,557
 Transportation                          1,030,857      968,208    1,016,011      914,791      725,023
------------------------------------------------------------------------------------------------------
Total throughput                         1,945,589    1,786,537    1,821,895    1,796,659    1,575,580
======================================================================================================
Weighted average cost of gas
 purchased ($/therm)                    $     0.35   $     0.27   $     0.21   $     0.30   $     0.29
Customers at year end                    1,151,000    1,092,000    1,029,000      980,000      932,000
Employees at year end                        2,447        2,420        2,383        2,359        2,318
Degree days -- actual                        1,976        1,896        1,781        2,091        2,097
Degree days -- ten-year average              2,022        2,033        2,021        2,068        2,064

--------------------------------------------------------------------------------

  22. Southwest Gas Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion of Southwest Gas Corporation and subsidiaries (the Company) includes information related to its regulated natural gas transmission and distribution activities and nonregulated activities. In 1996, the Company completed the sale of PriMerit Bank, Federal Savings Bank (the Bank), which is reported as discontinued operations. The loss on disposition was included in the 1995 results of operations.

CONTINUING OPERATIONS

The Company is principally engaged in the business of purchasing, transporting, and distributing natural gas (Southwest or natural gas operations segment). Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of southern, central, and northwestern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor and transporter of natural gas in Nevada, and serves the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area in northern California and high desert and mountain areas in San Bernardino County.
   As of December 31, 1997, Southwest had 1,151,000 residential, commercial, industrial, and other customers, of which 661,000 customers were located in Arizona, 375,000 in Nevada, and 115,000 in California. Residential and commercial customers represented over 99 percent of the total customer base. During 1997, Southwest added 59,000 customers, a five percent increase, of which 28,000 customers were added in Arizona, 29,000 in Nevada, and 2,000 in California. Customer growth over the past three years averaged over five percent annually. These additions are largely attributed to population growth in the service areas. Based on current commitments from builders, customer growth is expected to approximate five percent in 1998. During 1997, 55 percent of operating margin was earned in Arizona, 35 percent in Nevada, and 10 percent in California. During this same period, Southwest earned 83 percent of operating margin from residential and small commercial customers, 5 percent from other sales customers, and 12 percent from transportation customers. These patterns are consistent with prior years and are expected to continue.
   In April 1996, the Company acquired all of the outstanding stock of Northern Pipeline Construction Co. (Northern or construction services segment) pursuant to a definitive agreement dated November 1995. The Company issued approximately 1,439,000 shares of common stock valued at $24 million in connection with the acquisition. The acquisition was accounted for as a purchase. Goodwill in the amount of approximately $10 million was recorded by Northern and is being amortized over 25 years. Northern provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

CAPITAL RESOURCES AND LIQUIDITY

The capital requirements and resources of the Company generally are determined independently for the natural gas operations and construction services segments. Each business activity is generally responsible for securing its own financing sources. The capital requirements and resources of the construction services segment are not material to the overall capital requirements and resources of the Company.
   Southwest continues to experience significant population growth throughout its service territories. This growth has required large amounts of capital to finance the investment in infrastructure, in the form of new transmission and distribution plant, to satisfy consumer demand. For example, during the three-year period ended December 31, 1997, total gas plant increased from $1.5 billion to $1.9 billion, or at an annual rate of nine percent. Approximately 76 percent of 1997 construction expenditures represent new construction and the balance represents costs associated with routine replacement of existing transmission, distribution, and general plant.
   The investment in gas plant has required capital resources in excess of the amount of cash flow generated from operating activities (net of dividends paid). During 1997, capital expenditures were

  23. Southwest Gas Corporation

$164 million. Cash flow from operating activities (net of dividends) provided $24 million of the required capital resources pertaining to these construction expenditures. The remainder was provided from net external financing activities including the issuances of medium-term notes totaling $100 million. Normally, internally generated funds provide a larger proportionate share of capital resources required for construction expenditures. However, cash flows from operating activities were unfavorably impacted in 1997 by unusually high working capital requirements resulting from gas costs that exceeded the rates currently being recovered from customers.
   Southwest estimates construction expenditures during the three-year period ending December 31, 2000 will be approximately $510 million. During the three-year period, cash flow from operating activities (net of dividends) is estimated to fund approximately one-half of the gas operations total construction expenditures. A portion of the construction expenditure funding will be provided by $26 million of funds held in trust, at December 31, 1997, from the issuance of industrial development revenue bonds (IDRB). The remaining cash requirements are expected to be provided by external financing sources.
The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, and growth levels in Southwest service areas. These external financings may include the issuance of both debt and equity securities, bank and other short-term borrowings, and other forms of financing. Differences between estimated and actual results are expected to occur. Actual events, and the timing of those events, frequently do not occur as expected, and can impact, favorably or unfavorably, anticipated cash flows.
   Liquidity refers to the ability of an enterprise to generate adequate amounts of cash to meet its cash requirements. General factors that could significantly affect capital resources and liquidity in future years include inflation, growth in the economy, changes in income tax laws, the level of natural gas prices, interest rates, and changes in the ratemaking policies of regulatory commissions.
   Cash flows from operating activities during the current year were negatively affected by increases in the cost of gas during the first quarter of 1997. The increase in the cost of gas resulted from several factors including reduced natural gas storage supplies nationwide following colder-than-normal temperatures in the East and Midwest during the winter heating season of 1995/1996. Domestic storage supplies were not fully replenished during the summer months of 1996 because natural gas prices did not fall as much as expected, and companies were shifting to "just-in-time" delivery practices in lieu of storage. Reduced availability coupled with increased weather-related demand for supplies during the winter heating season of 1996/1997 were the primary reasons for the increased cost of natural gas. These increases not only impacted Southwest, but local gas distribution companies throughout the country.
   The rate schedules in all of the service territories of Southwest contain purchased gas adjustment (PGA) clauses which permit adjustments to rates as the cost of purchased gas changes. Southwest must first obtain regulatory approval before changing the rates it charges for recovery of gas costs. The PGA mechanism allows Southwest to change the gas cost component of the rates charged to its customers to reflect increases or decreases in the price expected to be paid to its suppliers and companies providing interstate pipeline transportation service. In addition, Southwest uses this mechanism to either refund amounts overcollected or recoup amounts undercollected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. Generally, tariffs for Southwest provide for annual adjustment dates for changes in purchased gas costs. In addition, Southwest may request to adjust rates more often than once each year, if conditions warrant. These changes impact cash flows but have no direct impact on profit margin.
   Higher gas costs coupled with refunds to customers of previously overcollected amounts shifted the deferred PGA balance from a $9 million payable, at December 31, 1996, to an $87 million receivable, at December 31, 1997, a $96 million change. By January 1998, Southwest had filed for recovery of the accumulated balances in all applicable rate jurisdictions. See RATES AND REGULATORY PROCEEDINGS for details of these filings.

  24. Southwest Gas Corporation

   The Company has established a common stock dividend policy which states that common stock dividends will be paid at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles. The Company's quarterly common stock dividend was 20.5 cents per share throughout 1997.
   Securities ratings issued by nationally recognized ratings agencies provide a method for determining the credit worthiness of an issuer. The Company's debt ratings are important because long-term debt constitutes a significant portion of total capitalization. These debt ratings are a factor considered by lenders when determining the cost of debt for the Company (i.e., the better the rating, the lower the cost to borrow funds).
   In January 1997, Moody's Investor Service rated the Company's unsecured long-term debt at Baa2. Moody's debt ratings range from AAA (best quality) to C (lowest quality). Moody's applies a Baa2 rating to obligations which are considered medium grade obligations (i.e., they are neither highly protected nor poorly secured).
   In September 1997, Duff & Phelps Credit Rating Co. rated the Company's unsecured long-term debt at BBB. Duff & Phelps debt ratings range from AAA (highest rating possible) to DD (defaulted debt obligation). The Duff & Phelps rating of BBB indicates that the Company's credit quality is considered prudent for investment.
   The Company's unsecured long-term debt rating from Standard and Poor's (S&P) is BBB-. S&P debt ratings range from AAA (highest rating possible) to D (obligation is in default). According to S&P, the BBB- rating indicates the debt is regarded as having an adequate capacity to pay interest and repay principal.
   A securities rating is not a recommendation to buy, sell, or hold a security and is subject to change or withdrawal at any time by the rating agency.
   The impact of inflation on results of operations has diminished in recent years. Natural gas, labor, and construction costs are the categories most significantly impacted by inflation. Changes to Southwest's cost of gas are generally recovered through PGA mechanisms and do not significantly impact net earnings when approved as filed. Labor is a component of the cost of service, and construction costs are the primary component of rate base. In order to recover increased costs, and earn a fair return on rate base, general rate cases are filed by Southwest, when deemed necessary, for review and approval by its regulatory authorities. Regulatory lag, that is, the time between the date increased costs are incurred and the time such increases are recovered through the ratemaking process, can impact earnings. See RATES AND REGULATORY PROCEEDINGS for discussion of recent rate case proceedings.

CONSOLIDATED RESULTS OF OPERATIONS

                 Contribution to Net Income
                  YEAR ENDED DECEMBER 31,                        1997       1996       1995
---------------------------------------------------------------------------------------------
(Thousands of dollars)
Continuing operations:
 Natural gas operations                                         $15,825    $3,919    $  2,654
 Construction services                                              644     2,655          --
                                                                 16,469     6,574       2,654
---------------------------------------------------------------------------------------------
Discontinued operations -- financial services                        --        --     (17,536)
---------------------------------------------------------------------------------------------
Net income (loss)                                               $16,469    $6,574    $(14,882)
=============================================================================================

1997 VS. 1996 Earnings per share for the year ended December 31, 1997 were $0.61, a $0.36 increase from per share earnings of $0.25 recorded for the year ended December 31, 1996. Current-year earnings were composed of $0.59 per share from natural gas operations and $0.02 per share

  25. Southwest Gas Corporation
from construction services. Average shares outstanding increased by
1.2 million shares between years, primarily resulting from continuing issuances under the Dividend Reinvestment and Stock Purchase Plan.

1996 VS. 1995 Earnings per share for the year ended December 31, 1996 were $0.25, a $0.15 increase from per share earnings from continuing operations of $0.10 recorded for the year ended December 31, 1995. The 1996 earnings were composed of $0.15 per share from natural gas operations and $0.10 per share from construction services. Average shares outstanding increased by 2.7 million shares between years. This increase was the result of a 1.4 million share issuance in April 1996 to acquire Northern, a public offering in May 1995 and issuances under the Dividend Reinvestment and Stock Purchase Plan.

RESULTS OF NATURAL GAS OPERATIONS

                  YEAR ENDED DECEMBER 31,                         1997        1996
                   (Thousands of dollars)                                                 1995
Gas operating revenues                                          $614,665    $546,361    $563,502
Net cost of gas sold                                             209,338     187,580     227,456
------------------------------------------------------------------------------------------------
 Operating margin                                                405,327     358,781     336,046
------------------------------------------------------------------------------------------------
Operations and maintenance expense                               201,159     198,364     187,969
Depreciation and amortization                                     74,528      67,443      62,492
Taxes other than income taxes                                     29,393      28,156      27,173
------------------------------------------------------------------------------------------------
 Operating income                                                100,247      64,818      58,412
------------------------------------------------------------------------------------------------
Other income (deductions), net                                   (12,979)       (760)       (652)
------------------------------------------------------------------------------------------------
 Income before interest and income taxes                          87,268      64,058      57,760
------------------------------------------------------------------------------------------------
Net interest deductions                                           61,751      53,003      53,354
Preferred securities distributions                                 5,475       5,475         913
Income tax expense                                                 4,217       1,661         839
------------------------------------------------------------------------------------------------
 Contribution to consolidated net income                        $ 15,825    $  3,919    $  2,654
================================================================================================

1997 VS. 1996 The gas segment contribution to consolidated net income increased $11.9 million from 1996. The increase was the result of fundamental improvements in operating margin coupled with more favorable weather conditions.
   Operating margin increased $47 million, or 13 percent, due to customer growth, rate relief, and the return to more normal winter season temperatures following consecutive years of record-setting warm weather. Rate relief in Nevada and Arizona accounted for approximately $20 million of the operating margin increase. Colder-than-normal weather during the fourth quarter of 1997 partially offset the effects of first quarter warmer-than-normal temperatures and, overall, weather-related factors resulted in $19 million of additional operating margin. During 1997, Southwest added 59,000 customers, a five percent increase, contributing $8 million towards the change in operating margin.
   Depreciation expense and general taxes increased $8.3 million, or nine percent, as a result of construction activities. Average gas plant in service increased $162 million, or ten percent, during the period. This was attributed to the upgrade of existing operating facilities and the expansion of the system to accommodate customer growth.
   Net interest deductions during the current year increased $8.7 million, or 17 percent, from 1996. Average total debt outstanding during the period increased due to the financing of construction expenditures and working capital needs and included higher short-term debt, the issuance of medium-term notes during 1997, and the drawdown of IDRB funds held in trust. The increase in

  26. Southwest Gas Corporation
short-term debt reflected the need for short-term financing to cover higher gas costs experienced during the 1996/1997 winter heating season.
   During the fourth quarter of 1997, Southwest recognized nonrecurring charges to income related to cost overruns on two separate construction projects. These charges are reflected in Other income (deductions), net. An $8 million nonrecurring pretax charge resulted from cost overruns experienced during expansion of the northern California service territory. The writeoff was part of a January 1998 settlement agreement negotiated between Southwest and the California Public Utilities Commission (CPUC) Office of Ratepayer Advocates. This agreement must be approved by the CPUC to become effective. Management expects approval of the settlement in the first half of 1998. A second pretax charge, for $5 million, related to cost overruns on a nonutility construction project. A subsidiary of the Company is building a liquefied natural gas (LNG) storage and distribution system to serve several small towns. The project will be completed in 1998. See Note 11 of the Notes to Consolidated Financial Statements for additional disclosures related to these projects. Partially offsetting these charges was the recognition of a $3.4 million income tax benefit related to the successful settlement in November 1997 of open tax issues dating back as far as 1988. The combined impact of these three nonrecurring events was a $4.1 million, or $0.15 per share, after-tax reduction to earnings.

1996 VS. 1995 Contribution to consolidated net income increased $1.3 million from 1995. The increase was due to an increase of operating income, partially offset by an increase in financing costs between periods.
   Weather was the dominant factor affecting the financial performance of the gas segment in both years. Nevada experienced its second hottest year on record in 1996 while Arizona experienced one of its hottest years on record. Warm weather was particularly prevalent in the fourth quarter of 1995 and the first quarter of 1996. As a result, operating margin was approximately $23 million less than anticipated during 1996, and $28 million less than anticipated during 1995.
   Despite the warm weather, operating margin increased $22.7 million, or seven percent, in 1996 when compared to 1995. Rate relief and record customer growth contributed to the improvement between periods. Effective July 1996, Southwest received a $13.8 million general rate increase applicable to its Nevada rate jurisdictions, providing $5 million in additional operating margin in 1996. During 1996, Southwest added 63,000 customers, resulting in approximately
$13 million of additional operating margin.
   Operations and maintenance expenses increased $10.4 million, or six percent, reflecting increases in labor and maintenance costs, including the incremental expenses associated with meeting the needs of Southwest's growing customer base.
   Depreciation expense and taxes other than income taxes increased
$5.9 million, or seven percent, as a result of additional plant in service. Average gas plant in service increased $142 million, or nine percent, during the current period. This is attributable to the upgrade of existing operating facilities and the expansion of the system to accommodate customer growth.
   Financing costs during the year increased $5.2 million from 1995. The increase is attributable primarily to the $60 million issuance of preferred securities in October 1995. The current year reflects the full annual cost of these securities. Financing activities also included the refunding or retirement of a significant portion of the Company's outstanding debentures with the proceeds from the sale of $150 million of debentures and proceeds from the Bank sale. During 1996, average debt outstanding decreased $18 million and consisted of an $11 million decrease in long-term debt and a $7 million decrease in short-term debt. Interest rates were generally lower on variable-rate debt.

RATES AND REGULATORY PROCEEDINGS

CALIFORNIA GENERAL RATE CASES Southwest last filed general rate applications for its California jurisdictions in 1994. Increased rates went into effect in January 1995 and continue through 1998 as part of a settlement agreement. In addition, annual operational attrition increases have been received

  27. Southwest Gas Corporation
in northern California. If the northern California expansion proposal, described below, is approved as filed, existing rates would remain intact through the year 2000.

NEVADA GENERAL RATE CASES In December 1995, Southwest filed general rate cases for its northern and southern Nevada jurisdictions. Increased rates went into effect in July 1996 as part of a settlement agreement. The settlement also specified a moratorium on future general rate increase requests until April 1999.

ARIZONA GENERAL RATE CASE In November 1996, Southwest filed a general rate application with the Arizona Corporation Commission (ACC) seeking approval to increase revenues by $49.3 million annually for both of its Arizona rate jurisdictions. Southwest was seeking rate relief for increased operating costs, changes in financing costs, and improvements and additions to the distribution system. In August 1997, the ACC approved a settlement of the general rate case providing the Company with a $32 million general rate increase effective September 1997. The settlement achieved a number of favorable rate design improvements and tariff restructuring changes including consolidation of the southern and central Arizona rate jurisdictions for ratemaking purposes and better matching of rates with the costs of serving various customer classes. The timing of the increase was important to the Company because it provided the benefit of having new rates in place before the start of the 1997/1998 winter heating season. As a result, approximately $10 million of rate relief was realized in 1997 operating margin.

FERC GENERAL RATE CASE In July 1996, Paiute Pipeline Company, a wholly owned subsidiary of the Company, filed a general rate case with the Federal Energy Regulatory Commission (FERC) seeking approval to increase revenues by $6.9 million annually. Paiute was seeking rate relief for increased costs associated with transmission system additions and improvements, higher depreciation rates, operating cost increases including labor, and an increase in the allowed rate of return. Interim rates reflecting the increased revenues became effective in January 1997, subject to refund until a final order was issued. In June 1997, a settlement agreement was filed with the FERC which was approved in November 1997 and authorized a $3.2 million general rate increase effective January 1997. Paiute had accrued a liability to customers for the difference between the rates collected since January 1997 and the amount of rate relief ultimately granted. Refunds for the difference between rates collected from customers and the rates granted were made to customers in December 1997.

NORTHERN CALIFORNIA EXPANSION In 1995, Southwest initiated a multi-year, three-phase construction project to expand its northern California service territory and extend service into Truckee, California. The CPUC imposed a $29.1 million cost cap on the project as a condition of granting Southwest a certificate of public convenience and necessity to serve the expansion areas. In 1995, Southwest completed Phase I of the expansion project, which involved transmission system reinforcement and distribution system expansion to accommodate 940 additional customers. Construction costs of $7.1 million were on target with the cost estimate approved by the CPUC.
   Phase II of the project involved extending the transmission system to Truckee, California and distribution system expansion to accommodate 4,200 customers. The cost cap apportioned to Phase II was approximately
$13.8 million. The incurred cost of Phase II through December 1996 was $26.9 million, with additional work remaining to complete this phase in 1997. Due to the cost overruns and difficult construction environment experienced in 1996, Phase III was postponed and 1997 construction was limited to approximately $1.8 million of expenditures incurred to complete Phase II.
   In July 1997, Southwest filed an application requesting authorization from the California Public Utilities Commission (CPUC) to modify the terms and conditions of the certificate of public convenience and necessity granted by the CPUC in 1995. In this application, Southwest requested

  28. Southwest Gas Corporation
that the cost cap of $29.1 million, originally approved by the CPUC, be increased to $46.8 million; that the scope of Phase III construction be revised to include 2,900 of the initially proposed 4,200 customers; and that Southwest be permitted to collect contributions or advances from customer applicants desiring service in the expansion area who were not identified to receive service during the expansion phases as modified within the new application. Southwest proposed to recover the incremental costs above the original cost cap through a surcharge mechanism. In August 1997, the Office of Ratepayer
Advocates (ORA) filed a protest to the Southwest application indicating that the terms of the original agreement should be adhered to. In September, a hearing was held to discuss the filing and related protest.
   In January 1998, Southwest and the ORA executed a settlement agreement that, if approved by the CPUC, will allow Southwest to commence the final phase of the project. Under the settlement, Southwest agreed, among other things, to absorb $8 million in cost overruns experienced in Phase II of the project. Southwest also agreed to an $11 million cost cap (with a maximum of $3,800 per customer) for Phase III of the project. The Phase III project scope will be modified as requested in the July 1997 application. In addition, Southwest agreed not to file its next general rate case until Phase III is complete. A decision by the CPUC on the settlement agreement is expected during the first half of 1998.
   Based on the proposed settlement agreement, Southwest recognized an $8 million nonrecurring pretax charge in the fourth quarter of 1997.

PGA FILINGS

The following table shows the most recent purchased gas adjustment (PGA) changes authorized by rate jurisdiction (thousands of dollars):

                                                       Annualized
                                                        Revenue
                    Jurisdiction                       Adjustment  Percentage   Effective Date
Arizona:
 Central and Southern                                     $46,900          14%      April 1998
California:
 Northern                                                   2,600          19     January 1998
 Southern                                                  10,000          19    December 1997
Nevada:
 Northern                                                   5,200          11    December 1997
 Southern                                                  17,300          14    December 1997

ARIZONA PGA FILING. In March 1998, the Arizona Corporation Commission approved a PGA filing submitted by Southwest in January 1998 to recover deferred purchased gas costs in Arizona. This filing, which will become effective in April 1998, will result in an annual increase of $46.9 million, or 14 percent. The increase in rates is designed to recover the accumulated PGA balance related to Arizona customers over a twelve-month period, and to eliminate the refunds currently built into the rate structure.

NEVADA PGA FILING. In January 1997, Southwest submitted an out-of-period PGA filing in Nevada, in response to a substantial run-up in the commodity cost of natural gas during November and December of 1996. In September 1997, the PUCN approved the filing providing annual increases of $10.1 million, or nine percent, in the southern Nevada rate jurisdiction, and $6 million, or 14 percent, in the northern Nevada rate jurisdiction. In approving the increase, the PUCN indicated

  29. Southwest Gas Corporation
the possibility that the current PGA mechanism should be replaced with a mechanism providing a price incentive, which Southwest recommended during the hearing process.
   In June 1997, Southwest submitted its annual PGA filing in compliance with the Nevada Gas Tariff. The filing covered the period from April 1996 through March 1997. In September 1997, this filing was amended to reflect changes necessary as a result of the September 1997 order on the previous PGA filing. Southwest requested annual increases of $23.1 million, or 18 percent, in the southern Nevada rate jurisdiction, and $8.4 million, or 17 percent, in the northern Nevada rate jurisdiction. Hearings on this filing commenced in October 1997.
   Subsequent to the adjournment of the proceedings, the PUCN issued an order re-opening the proceedings for the limited purpose of gathering evidence, relative to a quantification of a gas cost disallowance recommended by the Regulatory Operations Staff (Staff).
   In an order issued in December 1997, the PUCN found that "Southwest failed to mitigate the risk inherent in a portfolio of all indexed-priced contracts and failed to reasonably quantify the costs of any risk mitigation." As a result, Southwest was ordered to reduce its cost of gas by $3.8 million in southern Nevada and $1.8 million in northern Nevada. The approved increase, after consideration of the amounts disallowed, was $17.3 million, or 14 percent in southern Nevada, and $5.2 million, or 11 percent in northern Nevada.
   In December 1997, Southwest filed a Petition for Reconsideration (Petition) of the decision with the PUCN on the grounds that the findings of fact and conclusions of law are contrary to binding legislative enactments and judicial decisions. Specifically, the Petition asserted, among other things, that the PUCN violated its settled obligation in the previous PGA docket, which included the same winter period, in finding Southwest to be imprudent. Effectively, the PUCN allowed a previously settled claim to be relitigated. In addition, management also believes that the PUCN failed to follow its previous rules and practices surrounding a PGA proceeding, or changed those rules effective with the disallowance order and sought to retroactively apply them, which would have required compliance with formal rulemaking procedures mandated by Nevada Statutes.
   In January 1998, the PUCN voted unanimously to grant the Petition and reexamine the record and order with regard to the issues on which reconsideration was granted. In February 1998, the PUCN reaffirmed the original order.
   In March 1998, Southwest filed a petition for judicial review (appeal) of the final order of the PUCN with the Nevada District Court. The appeal alleges the same procedural irregularities as were included in the Petition. The PUCN and other parties are allowed 30 days to file answers to the appeal and the court can then schedule a hearing upon 20 days notice.
   The judicial review is conducted by the Nevada District Court without a jury and is confined to the record of the underlying proceeding. However, when allegations of irregularities in procedure are before the court, proof may be taken by the court, which Southwest will be prepared to provide. Management anticipates that judicial review will take no less than six months from the date of the filing and could take as long as two years depending on the civil trial calendar of the Nevada District Court.
   Ultimately, either party or any party to the action may, within 60 days after the service of a copy of the Nevada District Court order or judgment, appeal to the Nevada Supreme Court. If this occurs, an additional period of time would be required to resolve the issue.
   Management believes it is probable that the action taken to dispute the findings of fact and conclusions of law in the order will result in the successful outcome desired, specifically, that the order to exclude
$5.6 million in gas costs from the PGA will be reversed. As a result, the financial statements do not reflect any charges to effect the disallowance.

RESULTS OF CONSTRUCTION SERVICES

Contribution to consolidated net income from construction services was $644,000 in 1997. In 1996, construction services contributed $2.7 million, however, those results excluded the preacquisition months January through April which are typically loss months. Construction activity is seasonal with

  30. Southwest Gas Corporation
work generally scheduled for the spring through fall months in colder climate areas, such as the Midwest. In warmer climate areas, such as the southwestern United States, construction occurs year round. The decline was primarily a result of lower-than-anticipated revenues caused by various project cancellations and curtailments in portions of California, Washington, Missouri, and Kansas. Northern has reorganized and closed offices in some of these areas and is pursuing new contracts in other areas to improve profitability. Construction revenues during 1997 were $117 million. The related costs of construction were $112 million, resulting in gross profit of approximately $5 million. Labor and equipment costs were the primary components of construction costs. General and administrative expenses were $2.8 million and interest expense was $1.5 million. Comparative information by major income statement caption was not provided since 1996 results were only for a partial year.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board (FASB) issued two new accounting pronouncements. Statement of Financial Accounting Standards
(SFAS) No. 128, "Earnings per Share," revises standards for computing and presenting earnings per share (EPS). This statement replaces the presentation of primary EPS with basic EPS and fully diluted EPS with diluted EPS. It also requires the presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The Company implemented the requirements of SFAS No. 128 for 1997 annual reporting.
   The second pronouncement issued was SFAS No. 129, "Disclosure of Information about Capital Structure." SFAS No. 129 reaffirms standards for disclosing information about an entity's capital structure. The statement becomes effective December 31, 1997. The Company adopted this standard in December 1997.
   In June 1997, the FASB issued two new accounting pronouncements.
SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The components are required to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement becomes effective January 1, 1998. The Company has reviewed the requirements of SFAS No. 130 and does not expect any material change to its current financial statement presentation format.
   The second pronouncement issued was SFAS No. 131, "Disclosures about
Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in annual and interim financial reports issued to shareholders. The statement becomes effective for 1998 annual financial statements. The Company early adopted the disclosure requirements of this statement for 1997 year-end reporting. See Note 13 of the Notes to Consolidated Financial Statements for segment disclosures.
   In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures
About Pensions and Other Postretirement Benefits." SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits, requires additional information to facilitate financial analysis, and eliminates certain previously required disclosures. It does not change measurement or recognition of amounts related to those plans. This statement is effective for 1998 reporting. The disclosure requirements of this statement are not expected to significantly change current reporting practices of the Company.

  31. Southwest Gas Corporation

YEAR 2000 COMPUTER SOFTWARE MODIFICATION. The Company has computer systems which process transactions based on storing two digits for the year of a transaction (e.g. "97" for 1997) rather than four digits. These systems must be programmed to handle turn-of-the-century calculations. In 1994, the Company initiated a comprehensive review of its computer systems to identify date-sensitive systems that could be adversely affected by the year 2000. By January 1995, computer systems requiring modification or replacement to be year 2000 compliant were identified. Since that time, the Company has focused on converting all business-critical systems. As of December 31, 1997, nearly two-thirds of Company computer systems were compliant, with anticipated completion of approximately 90 and 100 percent by the end of 1998 and 1999, respectively. The total incremental costs associated with the year 2000 programming effort are immaterial. The Company has evaluated the impact to it of other companies' failure to comply and anticipates that the impact would be negligible.

COMMON STOCK PRICE AND DIVIDEND INFORMATION

                                                               1997                   1996             Dividends Paid
                                                          ---------------        ---------------      ----------------
                                                          HIGH        LOW        High        Low       1997       1996
First Quarter                                             $20 1/4    $17 1/4    $18 5/8    $15 5/8    $0.205    $0.205
Second Quarter                                             19 7/8     16 1/8     17 3/8     15 3/4     0.205     0.205
Third Quarter                                              20 1/8     17 3/4     18 3/8     14 7/8     0.205     0.205
Fourth Quarter                                             19 15/16   17 1/8     19 7/8     17 3/8     0.205     0.205
------------------------------------------------------------------------------------------------------------------------
                                                                                                      $0.820    $0.820
========================================================================================================================

   The principal markets on which the common stock of the Company is traded are the New York Stock Exchange and the Pacific Stock Exchange. At March 16, 1998 there were 25,723 holders of record of common stock and the market price of the common stock was $20 1/4.

  32. Southwest Gas Corporation

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF SOUTHWEST GAS CORPORATION:

We have audited the accompanying consolidated balance sheets of Southwest Gas Corporation (a California corporation, hereinafter referred to as the Company) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 6, 1998

  33. Southwest Gas Corporation

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                                    1997           1996
--------------------------------------------------------------------------------------
(Thousands of dollars, except par value)
ASSETS
Utility plant:
 Gas plant                                                    $1,867,824    $1,732,405
 Less: accumulated depreciation                                 (551,083)     (505,984)
 Acquisition adjustments                                           4,259         5,866
 Construction work in progress                                    39,294        46,170
--------------------------------------------------------------------------------------
   Net utility plant (Note 2)                                  1,360,294     1,278,457
--------------------------------------------------------------------------------------
Other property and investments                                    64,928        71,245
--------------------------------------------------------------------------------------
Current assets:
 Cash and cash equivalents                                        17,567         8,280
 Accounts receivable, net of allowances (Note 3)                  78,016        69,000
 Accrued utility revenue                                          54,373        46,500
 Income tax benefit                                               19,425            --
 Deferred taxes (Note 10)                                             --         8,009
 Deferred purchased gas costs (Note 4)                            86,952            --
 Prepaids and other current assets                                32,211        28,029
--------------------------------------------------------------------------------------
   Total current assets                                          288,544       159,818
--------------------------------------------------------------------------------------
Deferred charges and other assets (Note 4)                        55,293        50,749
--------------------------------------------------------------------------------------
Total assets                                                  $1,769,059    $1,560,269
======================================================================================
CAPITALIZATION AND LIABILITIES
Capitalization:
 Common stock, $1 par (authorized -- 45,000,000 shares;
   issued and outstanding -- 27,387,016 and 26,732,688
   shares)                                                    $   29,017    $   28,363
 Additional paid-in capital                                      360,683       349,132
 Retained earnings (accumulated deficit)                          (3,721)        2,121
--------------------------------------------------------------------------------------
   Total common equity                                           385,979       379,616
 Company-obligated mandatorily redeemable preferred
   securities of the Company's subsidiary, Southwest Gas
   Capital I,
   holding solely $61.8 million principal amount of 9.125%
   subordinated notes of the Company due 2025 (Note 5)            60,000        60,000
 Long-term debt, less current maturities (Note 6)                778,693       665,221
--------------------------------------------------------------------------------------
   Total capitalization                                        1,224,672     1,104,837
--------------------------------------------------------------------------------------
Commitments and contingencies (Note 8)
Current liabilities:
 Current maturities of long-term debt (Note 6)                     5,621         6,675
 Short-term debt (Note 7)                                        142,000       121,000
 Accounts payable                                                 62,324        49,951
 Customer deposits                                                21,945        21,133
 Accrued taxes                                                    21,125         9,977
 Accrued interest                                                 13,007         9,800
 Deferred taxes (Note 10)                                         24,163            --
 Deferred purchased gas costs (Note 4)                                --         9,432
 Other current liabilities                                        34,222        33,369
--------------------------------------------------------------------------------------
   Total current liabilities                                     324,407       261,337
--------------------------------------------------------------------------------------
Deferred income taxes and other credits:
 Deferred income taxes and investment tax credits (Note 10)      168,282       152,063
 Other deferred credits (Note 4)                                  51,698        42,032
--------------------------------------------------------------------------------------
   Total deferred income taxes and other credits                 219,980       194,095
--------------------------------------------------------------------------------------
Total capitalization and liabilities                          $1,769,059    $1,560,269
======================================================================================

The accompanying notes are an integral part of these statements.

  34. Southwest Gas Corporation

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31,                                        1997        1996         1995
          (In thousands, except per share amounts)
Operating revenues:
 Gas operating revenues                                       $614,665    $546,361    $563,502
 Construction revenues                                         117,345      97,700          --
-----------------------------------------------------------------------------------------------
      Total operating revenues                                 732,010     644,061     563,502
-----------------------------------------------------------------------------------------------
Operating expenses:
 Net cost of gas sold                                          209,338     187,580     227,456
 Operations and maintenance                                    201,159     198,364     187,969
 Depreciation and amortization                                  84,661      73,699      62,492
 Taxes other than income taxes                                  29,393      28,156      27,173
 Construction expenses                                         105,198      84,689          --
-----------------------------------------------------------------------------------------------
      Total operating expenses                                 629,749     572,488     505,090
-----------------------------------------------------------------------------------------------
Operating income                                               102,261      71,573      58,412
-----------------------------------------------------------------------------------------------
Other income and (expenses):
 Net interest deductions                                       (63,218)    (54,913)    (53,354)
 Preferred securities distributions (Note 5)                    (5,475)     (5,475)       (913)
 Other income (deductions), net (Note 11)                      (12,240)       (737)       (652)
-----------------------------------------------------------------------------------------------
      Total other income and (expenses)                        (80,933)    (61,125)    (54,919)
-----------------------------------------------------------------------------------------------
Income from continuing operations before income taxes           21,328      10,448       3,493
Income tax expense (Note 10)                                     4,859       3,874         839
-----------------------------------------------------------------------------------------------
Net income from continuing operations                           16,469       6,574       2,654
-----------------------------------------------------------------------------------------------
Discontinued operations (Note 15):
 Loss from discontinued segment, net of tax benefit of
   $2,306 in 1995                                                   --          --      (4,513)
 Loss on disposal of discontinued segment,
   including tax expense of $9,900 in 1995                          --          --     (13,023)
-----------------------------------------------------------------------------------------------
Net loss from discontinued operations                               --          --     (17,536)
-----------------------------------------------------------------------------------------------
Net income (loss)                                               16,469       6,574     (14,882)
Preferred stock dividend requirements                               --          --         307
-----------------------------------------------------------------------------------------------
Net income (loss) applicable to common stock                  $ 16,469    $  6,574    $(15,189)
===============================================================================================
Earnings per share from continuing operations                 $   0.61    $   0.25    $   0.10
Loss per share from discontinued operations                         --          --       (0.76)
-----------------------------------------------------------------------------------------------
Earnings (loss) per share of common stock (Note 14)           $   0.61    $   0.25    $  (0.66)
===============================================================================================
Average number of common shares outstanding                     27,069      25,888      23,167
===============================================================================================

The accompanying notes are an integral part of these statements.

  35. Southwest Gas Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,                                          1997         1996         1995
--------------------------------------------------------------------------------------------------
(Thousands of dollars)
CASH FLOW FROM OPERATING ACTIVITIES:
 Net income (loss)                                            $  16,469    $   6,574    $ (14,882)
 Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
   Depreciation and amortization                                 84,661       73,699       62,492
   Deferred income taxes                                         47,476       17,453      (15,314)
   Changes in current assets and liabilities:
    Accounts receivable, net of allowances                       (7,913)     (17,886)      19,719
    Accrued utility revenue                                      (7,873)      (2,600)       3,633
    Deferred purchased gas costs                                (96,384)     (23,344)      47,995
    Accounts payable                                             12,373        4,964       (7,101)
    Accrued taxes                                                (8,277)     (19,139)     (13,820)
    Other current assets and liabilities                          2,004        2,498        3,661
   Other                                                         13,889        9,976         (205)
   Undistributed loss from discontinued operations                   --           --       11,576
-------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                     56,425       52,195       97,754
-------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
 Construction expenditures and property additions              (169,614)    (218,835)    (166,183)
 Proceeds from bank sale                                             --      191,662           --
 Other                                                           (1,308)     (22,112)       2,465
--------------------------------------------------------------------------------------------------
   Net cash used in investing activities                       (170,922)     (49,285)    (163,718)
--------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
 Issuance of common stock                                        12,205       18,110       44,844
 Issuance of trust originated preferred
   securities, net                                                   --           --       57,713
 Reacquisition of preferred stock                                    --           --       (4,000)
 Dividends paid                                                 (22,177)     (21,311)     (19,575)
 Issuance of long-term debt, net                                120,321      164,876       49,407
 Retirement of long-term debt, net                               (7,565)    (248,531)      (2,285)
 Issuance (repayment) of short-term debt                         21,000       81,058      (55,000)
 Other                                                               --           --          (48)
-------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities          123,784       (5,798)      71,056
-------------------------------------------------------------------------------------------------
 Change in cash and temporary cash investments                    9,287       (2,888)       5,092
 Cash at beginning of period                                      8,280       11,168        6,076
-------------------------------------------------------------------------------------------------
 Cash at end of period                                        $  17,567    $   8,280    $  11,168
=================================================================================================
Supplemental information:
 Interest paid, net of amounts capitalized                    $  58,771    $  60,008    $  62,377
 Income taxes, net of refunds                                 $ (33,954)   $  18,682    $  20,413

The accompanying notes are an integral part of these statements.

  36. Southwest Gas Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     Common Stock            Additional
                                                 ---------------------        Paid-in       Retained
(In thousands, except per share amounts)         Shares         Amount        Capital       Earnings        Total
DECEMBER 31, 1994                                21,282        $22,912       $273,217       $ 52,427       $348,556
Common stock issuances                            3,185          3,185         41,659                        44,844
Issuance costs, preferred securities                                           (2,287)                       (2,287)
Net loss                                                                                     (14,882)       (14,882)
Dividends declared
 Preferred: $9.50 per share                                                                     (307)          (307)
 Common: $0.82 per share                                                                     (19,826)       (19,826)
Redemption of preferred stock                                                      42            (90)           (48)
--------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995                                24,467         26,097        312,631         17,322        356,050
Common stock issuances                            2,266          2,266         36,501                        38,767
Net income                                                                                     6,574          6,574
Dividends declared
 Common: $0.82 per share                                                                     (21,775)       (21,775)
--------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1996                                26,733         28,363        349,132          2,121        379,616
Common stock issuances                              654            654         11,551                        12,205
Net income                                                                                    16,469         16,469
Dividends declared
 Common: $0.82 per share                                                                     (22,311)       (22,311)
--------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1997                                27,387*       $29,017       $360,683       $ (3,721)      $385,979
====================================================================================================================

*At December 31, 1997, 2.6 million common shares were registered and available for issuance under provisions of the Employee Investment Plan, the Stock Incentive Plan, and the Dividend Reinvestment and Stock Purchase Plan.

The accompanying notes are an integral part of these statements.

  37. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS. Southwest Gas Corporation (the Company) is comprised of two segments: natural gas operations (Southwest or the natural gas operations segment) and construction services. Southwest purchases, transports, and distributes natural gas to customers in portions of Arizona, Nevada, and California. Southwest's public utility rates, practices, facilities, and service territories are subject to regulatory oversight. The timing and amount of rate relief can materially impact results of operations. Natural gas sales are seasonal, peaking during the winter months. Variability in weather from normal temperatures can materially impact results of operations. Northern Pipeline Construction Co. (Northern or the construction services segment), a wholly owned subsidiary, is a full-service underground piping contractor which provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

BASIS OF PRESENTATION. The Company follows generally accepted accounting principles (GAAP) in accounting for all of its businesses. Accounting for the natural gas utility operations conforms with GAAP as applied to regulated companies and as prescribed by federal agencies and the commissions of the various states in which the utility operates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONSOLIDATION. The accompanying financial statements are presented on a consolidated basis and include the accounts of Southwest Gas Corporation and all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated with the exception of transactions between Southwest and Northern. Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," provides that intercompany profits on sales to regulated affiliates should not be eliminated in consolidation if the sales price is reasonable and if future revenues approximately equal to the sales price will result from the rate-making process. Management believes these two criteria are being met. Financial services activities are classified as discontinued operations.

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

DEFERRED PURCHASED GAS COSTS. The various regulatory commissions have established procedures to enable Southwest to adjust its billing rates for changes in the cost of gas purchased. The difference between the current cost of gas purchased and the cost of gas recovered in billed rates is deferred. Generally, these deferred amounts are recovered or refunded within one to two years. Southwest must first obtain regulatory approval before changing the rates it charges for recovery of gas costs.

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

  38. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

DEPRECIATION AND AMORTIZATION. Utility plant depreciation is computed on the straight-line remaining life method at composite rates considered sufficient to amortize costs over estimated service lives, including components which adjust for salvage value and removal costs, as approved by the appropriate regulatory agency. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. Acquisition adjustments are amortized, as ordered by regulators, over periods which approximate the remaining estimated life of the acquired properties. Costs related to refunding utility debt and debt issuance expenses are deferred and amortized over the weighted average lives of the new issues. Other regulatory assets, when appropriate, are amortized over time periods authorized by regulators. Nonutility property and equipment are depreciated on a straight-line method based on the estimated useful lives of the related assets.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC). AFUDC represents the cost of both debt and equity funds used to finance utility construction. AFUDC is capitalized as part of the cost of utility plant. The Company capitalized
$1.6 million in 1997, $1.8 million in 1996, and $1.2 million in 1995 of AFUDC related to natural gas utility operations. The debt portion of AFUDC is reported in the consolidated statements of income as an offset to net interest deductions and the equity portion is reported as other income. Utility plant construction costs, including AFUDC, are recovered in authorized rates through depreciation when completed projects are placed into operation, and general rate relief is requested and granted.

EARNINGS PER SHARE. The Company implemented Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," for 1997 financial reporting purposes. Basic earnings per share (EPS) are calculated by dividing net income
(loss) applicable to common stock by the weighted average number of shares outstanding during the period. Diluted EPS includes additional weighted-average common stock equivalents (stock options and performance shares) of 66,000 shares in 1997, 37,000 shares in 1996, and 7,000 shares in 1995. Unless otherwise noted, Basic EPS and Diluted EPS are the same.

  39. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CASH FLOWS. For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and financial instruments with a maturity of three months or less, but exclude funds held in trust for industrial development revenue bonds.

RECLASSIFICATIONS. Certain reclassifications have been made to amounts shown for prior years to conform to the current-year presentation.

NOTE 2 -- NET UTILITY PLANT

Net utility plant as of December 31, 1997 and 1996 was as follows (thousands of dollars):

DECEMBER 31,                                                     1997          1996
--------------------------------------------------------------------------------------
Gas plant:
 Storage                                                      $    3,233    $    3,216
 Transmission                                                    169,033       150,898
 Distribution                                                  1,458,707     1,349,270
 General                                                         178,838       179,795
 Other                                                            58,013        49,226
--------------------------------------------------------------------------------------
                                                               1,867,824     1,732,405
Less: accumulated depreciation                                  (551,083)     (505,984)
Acquisition adjustments                                            4,259         5,866
Construction work in progress                                     39,294        46,170
--------------------------------------------------------------------------------------
 Net utility plant                                            $1,360,294    $1,278,457
======================================================================================

Depreciation expense on gas plant was $73.5 million, $66.9 million, and $62 million during the years ended December 31, 1997, 1996, and 1995, respectively.

LEASES AND RENTALS. Southwest leases the liquefied natural gas (LNG) facilities on its northern Nevada system, a portion of its corporate headquarters office complex in Las Vegas, and its administrative offices in Phoenix. The leases provide for current terms which expire in 2003, 2017, and 2004, respectively, with optional renewal terms available at the expiration dates. The rental payments for the LNG facilities are $6.7 million annually and $36.7 million in the aggregate. The rental payments for the corporate headquarters office complex are $1.8 million for each year 1998 through 2002, and $30.1 million cumulatively thereafter. The rental payments for the Phoenix administrative offices are $1.2 million for each year 1998 through 2000, $1.3 million in 2001 and 2002, and $2.3 million cumulatively thereafter. In addition to the above, the Company leases certain office and construction equipment. The majority of these leases are short-term. These leases are accounted for as operating leases, and for the gas segment are treated as such for regulatory purposes. Rentals included in operating expenses for all operating leases were $20.7 million in 1997, $19.9 million in 1996, and $13.3 million in 1995. These amounts include Northern lease expenses of approximately $6.7 million in 1997 and $6 million in 1996 for various short-term leases of equipment and temporary office sites.

  40. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The following is a schedule of future minimum lease payments for noncancellable operating leases (with initial or remaining terms in excess of one year) as of December 31, 1997 (thousands of dollars):

Year Ending December 31,
-----------------------------------------------------------------------
1998                                                            $10,958
1999                                                             10,728
2000                                                              9,807
2001                                                              9,896
2002                                                              9,896
Thereafter                                                       35,600
-----------------------------------------------------------------------
Total minimum lease payments                                    $86,885
=======================================================================

NOTE 3 -- RECEIVABLES AND RELATED ALLOWANCES

Business activity with respect to gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. At December 31, 1997, gas segment receivables were $59.8 million. Approximately 57 percent of the gas utility customers were in Arizona, 33 percent in Nevada, and 10 percent in California. Although the Company seeks to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on certain accounts, some accounts are ultimately not collected. Provisions for uncollectible accounts are recorded monthly, as needed, and are included in the ratemaking process as a cost of service. Activity in the allowance for uncollectibles is summarized as follows (thousands of dollars):

                                                              Allowance for
                                                              Uncollectibles
Balance, December 31, 1994                                           $ 1,553
 Additions charged to expense                                          1,295
 Accounts written off, less recoveries                                (1,621)
----------------------------------------------------------------------------
Balance, December 31, 1995                                             1,227
 Additions charged to expense                                          1,285
 Accounts written off, less recoveries                                (1,002)
----------------------------------------------------------------------------
Balance, December 31, 1996                                             1,510
 Additions charged to expense                                          1,495
 Accounts written off, less recoveries                                (1,427)
----------------------------------------------------------------------------
Balance, December 31, 1997                                           $ 1,578
============================================================================

NOTE 4 -- REGULATORY ASSETS AND LIABILITIES

Natural gas operations are subject to the regulation of the Arizona Corporation Commission (ACC), the Public Utilities Commission of Nevada (PUCN), the California Public Utilities Commission (CPUC), and the Federal Energy Regulatory Commission (FERC). The Company's accounting policies conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process. Such effects concern mainly the time at which various items enter into the determination of net income in accordance with the principle of matching costs with related revenues.

  41. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table represents existing regulatory assets and liabilities (thousands of dollars):

DECEMBER 31,                                                    1997       1996
---------------------------------------------------------------------------------
Regulatory assets:
 Deferred purchased gas costs                                 $ 86,952    $    --
 SFAS No. 109 -- Income taxes, net                               9,651     11,431
 Unamortized premium on reacquired debt                         16,803     17,440
 Other                                                          23,048     16,601
---------------------------------------------------------------------------------
                                                               136,454     45,472
Regulatory liabilities:
 Supplier and other rate refunds due customers                  (1,059)    (3,828)
 Deferred purchased gas costs                                       --     (9,432)
 Other                                                          (1,124)    (2,204)
---------------------------------------------------------------------------------
Net regulatory assets                                         $134,271    $30,008
=================================================================================


NOTE 5 -- PREFERRED STOCK AND PREFERRED SECURITIES

In December 1995, the Company redeemed all remaining outstanding $100 Cumulative Preferred Stock, 9.5% Series. The stock was redeemed because other less costly financing options were available.

PREFERRED SECURITIES OF SOUTHWEST GAS CAPITAL I. In October 1995, Southwest Gas Capital I (the Trust), a consolidated wholly owned subsidiary of the Company, issued $60 million of 9.125% Trust Originated Preferred Securities (the Preferred Securities). In connection with the Trust's issuance of the Preferred Securities and the related purchase by the Company of all of the Trust's common securities (the Common Securities), the Company issued to the Trust
$61.8 million principal amount of its 9.125% Subordinated Deferrable Interest Notes, due 2025 (the Subordinated Notes). The sole assets of the Trust are and will be the Subordinated Notes. The interest and other payment dates on the Subordinated Notes correspond to the distribution and other payment dates on the Preferred Securities and Common Securities. Under certain circumstances, the Subordinated Notes may be distributed to the holders of the Preferred
Securities and holders of the Common Securities in liquidation of the Trust.
The Subordinated Notes are redeemable at the option of the Company on or after December 31, 2000, at a redemption price of $25 per Subordinated Note plus accrued and unpaid interest. In the event that the Subordinated Notes are repaid, the Preferred Securities and the Common Securities will be redeemed on a pro rata basis at $25 per Preferred Security and Common Security plus accumulated and unpaid distributions. The Company's obligations under the Subordinated Notes, the Declaration of Trust (the agreement under which the Trust was formed), the guarantee of payment of certain distributions, redemption payments and liquidation payments with respect to the Preferred Securities to the extent the Trust has funds available therefor and the indenture governing the Subordinated Notes, including the Company's agreement pursuant to such indenture to pay all fees and expenses of the Trust, other than with respect to the Preferred Securities and Common Securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities. As of December 31, 1997, 2.4 million Preferred Securities were outstanding.
   The Company has the right to defer payments of interest on the Subordinated Notes by extending the interest payment period at any time for up to 20 consecutive quarters (each, an Extension Period). If interest payments are so deferred, distributions will also be deferred. During such Extension Period, distributions will continue to accrue with interest thereon (to the extent permitted by applicable law) at an annual rate of 9.125% per annum compounded quarterly. There could be multiple Extension Periods of varying lengths throughout the term of the Subordinated Notes. If the

  42. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company exercises the right to extend an interest payment period, the Company shall not during such Extension Period (i) declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire or make a liquidation payment with respect to, any of its capital stock, or (ii) make any payment of interest, principal or premium, if any, on or repay, repurchase, or redeem any debt securities issued by the Company that rank equal with or junior to the Subordinated Notes; provided, however, that restriction (i) above does not apply to any stock dividends paid by the Company where the dividend stock is the same as that on which the dividend is being paid. The Company has no present intention of exercising its right to extend the interest payment period.

NOTE 6 -- LONG-TERM DEBT

                                                                      1997                    1996
                                                              --------------------    --------------------
                                                              Carrying     Market     Carrying     Market
                        DECEMBER 31,                           Amount      Value       Amount      Value
----------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Debentures and Notes:
  9 3/4% Series F, due 2002                                   $100,000    $112,120    $100,000    $112,960
  7 1/2% Series, due 2006                                       75,000      78,116      75,000      76,740
  8% Series, due 2026                                           75,000      82,028      75,000      78,600
  Medium-term notes, 7.59% series, due 2017                     25,000      26,214          --          --
  Medium-term notes, 7.78% series, due 2022                     25,000      26,735          --          --
  Medium-term notes, 7.92% series, due 2027                     25,000      27,121          --          --
  Medium-term notes, 6.89% series, due 2007                     17,500      17,327          --          --
  Medium-term notes, 6.76% series, due 2027                      7,500       7,079          --          --
  Unamortized discount                                          (3,592)         --      (3,137)         --
----------------------------------------------------------------------------------------------------------
                                                               346,408                 246,863
----------------------------------------------------------------------------------------------------------
Term-loan facilities                                           200,000     200,000     184,000     184,000
----------------------------------------------------------------------------------------------------------
Industrial development revenue bonds:
  Variable-rate bonds
    Series A, due 2028                                          50,000      50,000      50,000      50,000
    Less funds held in trust                                   (25,926)         --     (30,261)         --
----------------------------------------------------------------------------------------------------------
                                                                24,074                  19,739
----------------------------------------------------------------------------------------------------------
  Fixed-rate bonds
    7.30% 1992 Series A, due 2027                               30,000      30,288      30,000      32,029
    7.50% 1992 Series B, due 2032                              100,000     102,883     100,000     107,232
    6.50% 1993 Series A, due 2033                               75,000      67,661      75,000      75,241
    Unamortized discount                                        (3,551)         --      (3,654)         --
----------------------------------------------------------------------------------------------------------
                                                               201,449                 201,346
----------------------------------------------------------------------------------------------------------
Other                                                           12,383          --      19,948          --
----------------------------------------------------------------------------------------------------------
                                                               784,314                 671,896
Less current maturities                                         (5,621)                 (6,675)
----------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                       $778,693                $665,221
==========================================================================================================

In October 1996, the Company filed a $250 million shelf registration statement. In connection with this registration statement, the Company may offer, up to the registered amount, any combination of debt securities, preferred stock, depositary shares, and common stock. This registration statement included a carryforward of $60 million remaining from a prior shelf registration statement declared

  43. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

effective by the Securities and Exchange Commission in October 1995. The Company filed a prospectus supplement in December 1996 identifying $150 million of the shelf as medium-term notes. During 1997, the Company issued $100 million of medium-term notes at various interest rates and maturity dates.
   In June 1997, the Company entered into a $350 million revolving credit agreement which replaced a previous $200 million term-loan facility and a $150 million short-term credit line. Revolving credit loans bear interest at either the London Interbank Offering Rate (LIBOR) plus or minus a competitive margin or prime rate plus one half of one percent of the Federal Funds rate. Any amounts borrowed under the revolving credit agreement become payable in June 2002. The Company has designated $200 million of the total facility as long-term debt and plans to use the remaining $150 million for working capital purposes and has designated the related outstanding amounts as short-term debt.
   The interest rate on the variable-rate industrial development revenue bonds
(IDRB) is established on a weekly basis and averaged 4.18 percent in 1997,
4.16 percent in 1996, and 4.80 percent in 1995. At the option of the Company, the interest period can be converted from a weekly rate to a daily-term or variable-term rate.
   The fair value of the term-loan facilities approximates carrying value. Market values for the debentures and fixed-rate IDRB were determined based on dealer quotes using trading records for December 31, 1997 and 1996, as applicable, and other secondary sources which are customarily consulted for data of this kind. The carrying value of the IDRB Series due 2028 was used as the estimate of fair value based upon the variable interest rate of the bonds.
   Estimated maturities of long-term debt for the next five years are expected to be $5.6 million, $4 million, $2.7 million, $71,000 and $300 million, respectively.
   In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement became effective January 1, 1997. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

NOTE 7 -- SHORT-TERM DEBT

A portion of the $350 million revolving credit facility, discussed in Note 6, replaced the various credit lines which aggregated $150 million. Short-term borrowings were $142 million and $121 million at December 31, 1997 and 1996, respectively. The weighted average interest rates on these borrowings were
6.54 percent at December 31, 1997 and 6.83 percent at December 31, 1996.
   In October 1997, the Company entered into a $50 million unsecured line of credit agreement with various banks, for general working capital purposes which expires in October 1998. Interest is payable monthly at competitive rates similar to the Company's revolving credit agreement. During 1997, no amounts were outstanding on this line of credit.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS. The Company has been named as defendant in various legal proceedings. The ultimate dispositions of these proceedings are not presently determinable; however, it is the opinion of management that no litigation to which the Company is subject will have a material adverse impact on its financial position or results of operations.

NEVADA PURCHASED GAS ADJUSTMENT (PGA) FILING. In January 1997, Southwest submitted an out-of-period PGA filing in Nevada, in response to a substantial run-up in the commodity cost of natural gas during November and December of 1996. In September 1997, the PUCN approved the filing providing annual increases of $10.1 million, or nine percent, in the southern Nevada rate jurisdiction, and $6 million, or 14 percent, in the northern Nevada rate jurisdiction. In approving the

  44. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

increase, the PUCN indicated the possibility that the current PGA mechanism should be replaced with a mechanism providing a price incentive, which Southwest recommended during the hearing process.
   In June 1997, Southwest submitted its annual PGA filing in compliance with the Nevada Gas Tariff. The filing covered the period from April 1996 through March 1997. In September 1997, this filing was amended to reflect changes necessary as a result of the September 1997 order on the previous PGA filing. Southwest requested annual increases of $23.1 million, or 18 percent, in the southern Nevada rate jurisdiction, and $8.4 million, or 17 percent, in the northern Nevada rate jurisdiction. Hearings on this filing commenced in October 1997.
   Subsequent to the adjournment of the proceedings, the PUCN issued an order re-opening the proceedings for the limited purpose of gathering evidence, relative to a quantification of a gas cost disallowance recommended by the Regulatory Operations Staff (Staff).
   In an order issued in December 1997, the PUCN found that "Southwest failed to mitigate the risk inherent in a portfolio of all indexed-priced contracts and failed to reasonably quantify the costs of any risk mitigation." As a result, Southwest was ordered to reduce its cost of gas by $3.8 million in southern Nevada and $1.8 million in northern Nevada. The approved increase, after consideration of the amounts disallowed, was $17.3 million, or 14 percent in southern Nevada, and $5.2 million, or 11 percent in northern Nevada.
   In December 1997, Southwest filed a Petition for Reconsideration (Petition) of the decision with the PUCN on the grounds that the findings of fact and conclusions of law are contrary to binding legislative enactments and judicial decisions. Specifically, the Petition asserted, among other things, that the PUCN violated its settled obligation in the previous PGA docket, which included the same winter period, in finding Southwest to be imprudent. Effectively, the PUCN allowed a previously settled claim to be relitigated. In addition, management also believes that the PUCN failed to follow its previous rules and practices surrounding a PGA proceeding, or changed those rules effective with the disallowance order and sought to retroactively apply them, which would have required compliance with formal rulemaking procedures mandated by Nevada Statutes.
   In January 1998, the PUCN voted unanimously to grant the Petition and reexamine the record and order with regard to the issues on which reconsideration was granted. In February 1998, the PUCN reaffirmed the original order.
   In March 1998, Southwest filed a petition for judicial review (appeal) of the final order of the PUCN with the Nevada District Court. The appeal alleges the same procedural irregularities as were included in the Petition. The PUCN and other parties are allowed 30 days to file answers to the appeal and the court can then schedule a hearing upon 20 days notice.
   The judicial review is conducted by the Nevada District Court without a jury and is confined to the record of the underlying proceeding. However, when allegations of irregularities in procedure are before the court, proof may be taken by the court, which Southwest will be prepared to provide. Management anticipates that judicial review will take no less than six months from the date of the filing and could take as long as two years depending on the civil trial calendar of the Nevada District Court.
   Ultimately, either party or any party to the action may, within 60 days after the service of a copy of the Nevada District Court order or judgment, appeal to the Nevada Supreme Court. If this occurs, an additional period of time would be required to resolve the issue.
   Management believes it is probable that the action taken to dispute the findings of fact and conclusions of law in the order will result in the successful outcome desired, specifically, that the order to exclude
$5.6 million in gas costs from the PGA will be reversed. As a result, the financial statements do not reflect any charges to effect the disallowance.

NOTE 9 -- EMPLOYEE BENEFITS

Southwest has a qualified retirement plan covering its employees. The plan is noncontributory with defined benefits, and covers substantially all employees. Southwest's policy is to fund the plan at not

  45. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

less than the minimum required contribution nor more than the tax deductible limit. Plan assets are held in a trust whose investments consist of common stock, corporate bonds, government obligations, real estate, a mutual fund investing in foreign stocks, an insurance company contract, and cash or cash equivalents.
   The plan provides that an employee may earn benefits for a period of up to 30 years and will be vested after 5 years of service. Retirement plan costs were $7.2 million in 1997, $7.2 million in 1996, and $6.8 million in 1995.

The following table sets forth the plan's funded status and amounts recognized on the Consolidated Balance Sheets and Statements of Income.

                        DECEMBER 31,                            1997         1996
-------------------------------------------------------------------------------------
(Thousands of dollars)
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including vested benefits
 of $(128,464) and $(124,156), respectively                   $(137,871)   $(133,752)
=====================================================================================
Projected benefit obligation for service rendered to date     $(190,389)   $(187,183)
Market value of plan assets                                     232,413      195,994
-------------------------------------------------------------------------------------
Assets in excess of projected benefit obligation                 42,024        8,811
Unrecognized net transition obligation being amortized
  through 2004                                                    4,979        5,816
Unrecognized net loss (gain)                                    (48,647)     (14,741)
Unrecognized prior service cost                                     352          409
-------------------------------------------------------------------------------------
Prepaid (accrued) pension cost included in the Consolidated
  Balance Sheets                                              $  (1,292)   $     295
=====================================================================================
Assumptions used to develop pension obligations were:
 Discount rate                                                     7.50%        7.00%
 Long-term rate of return on assets                                9.00%        9.00%
 Rate of increase in compensation levels                           4.75%        4.75%

                  YEAR ENDED DECEMBER 31,                       1997        1996         1995
-------------------------------------------------------------------------------------------------
(Thousands of dollars)
Net retirement plan costs include the following components:
 Service cost                                                 $  9,630    $   8,762    $   7,153
 Interest cost                                                  12,945       11,993       11,084
 Actual return on plan assets                                  (35,305)     (23,511)     (35,557)
 Net amortization and deferrals                                 19,929        9,976       24,136
-------------------------------------------------------------------------------------------------
Net periodic retirement plan cost                             $  7,199    $   7,220    $   6,816
=================================================================================================

In addition to the basic retirement plan, Southwest has a separate unfunded supplemental retirement plan which is limited to certain officers. The plan is noncontributory with defined benefits. Senior officers who retire with ten years or more of service with Southwest are eligible to receive benefits. Other officers who retire with 20 years or more of service with Southwest are eligible to receive benefits. Plan costs were $2 million in 1997, $1.8 million in 1996, and $2 million in 1995. The accumulated benefit obligation of the plan was $16.4 million, including vested benefits of $15.1 million, at December 31, 1997. Southwest also has an unfunded retirement plan for directors not covered by the employee retirement plan. The cost and liability for this plan are not significant.
   The Employees' Investment Plan provides for purchases of the Company's common stock or certain other investments by eligible Southwest employees through deductions of up to 16 percent

  46. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of base compensation, subject to IRS limitations. Southwest matches one-half of amounts deferred up to six percent of an employee's annual compensation. The cost of the plan was $2.5 million in 1997, $2.6 million in 1996, and $2.3 million in 1995. Northern has a separate plan, the cost and liability for which are not significant.
   Southwest has a deferred compensation plan for all officers and members of the Board. The plan provides the opportunity to defer from a minimum of $2,000 up to 50 percent of annual compensation. Southwest matches one-half of amounts deferred up to six percent of an officer's annual salary. Payments of compensation deferred, plus interest, commence upon the participant's retirement in equal monthly installments over 10, 15, or 20 years, as determined by Southwest. Deferred compensation earns interest at a rate determined each January. The interest rate represents 150 percent of Moody's Seasoned Corporate Bond Index.
   Southwest provides postretirement benefits other than pensions (PBOP) to its qualified retirees for health care, dental, and life insurance. Southwest accounts for PBOP on an accrual basis. The PUCN, CPUC, and FERC previously approved the use of accrual accounting for ratemaking purposes, subject to certain conditions, including funding. As part of the September 1997 settlement agreement with the ACC in conjunction with the general rate case, Southwest received approval to recover PBOP costs on an accrual basis in its Arizona rate jurisdiction. Southwest began funding the non-Arizona portion of the PBOP liability in 1994. Funding for the Arizona portion of the PBOP liability will begin in 1998. Plan assets are pooled with the pension plan assets for investment purposes.

The following table sets forth the PBOP funded status and amounts recognized on the Company's Consolidated Balance Sheets and Statements of Income.

                        DECEMBER 31,                                   1997                  1996
--------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Accumulated postretirement benefit obligation (APBO)
 Retirees                                                                 $(12,831)            $(14,291)
 Fully eligible actives                                                     (2,447)              (2,322)
 Other active participants                                                  (6,420)              (7,275)
--------------------------------------------------------------------------------------------------------
   Total                                                                   (21,698)             (23,888)
Market value of plan assets                                                  3,581                2,408
--------------------------------------------------------------------------------------------------------
APBO in excess of plan assets                                              (18,117)             (21,480)
Unrecognized transition obligation                                          13,004               13,871
Unrecognized prior service cost                                                 --                   --
Unrecognized loss (gain)                                                    (1,151)               2,543
--------------------------------------------------------------------------------------------------------
Accrued postretirement benefit liability                                  $ (6,264)            $ (5,066)
========================================================================================================
Assumptions used to develop postretirement benefit
  obligations were:
 Discount rate                                                                7.50%                7.00%
 Medical inflation                                               7.50% GRADED TO 5%      8% graded to 5%
 Salary increases                                                             4.75%                4.75%

The Company makes fixed contributions, based on age and years of service, to retiree spending accounts for the medical and dental costs of employees who retire after 1988. The Company pays up to 100 percent of the medical coverage costs for employees who retired prior to 1989. The medical inflation assumptions in the table above apply to the benefit obligations for pre-1989 retirees only. The inflation assumption at December 31, 1997, was estimated at
7.5 percent for 1998, and

  47. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

decreases one-half of one percent per year until 2003, at which time the average annual increase is projected to be five percent. A one percent increase in these assumptions would change the accumulated post retirement benefit obligation by approximately $800,000 at December 31, 1997. Future annual benefit costs would increase $120,000.

                  YEAR ENDED DECEMBER 31,                      1997       1996      1995
-----------------------------------------------------------------------------------------
(Thousands of dollars)
Net periodic postretirement benefit costs include the
 following components:
 Service cost                                                 $   567    $  521    $  399
 Interest cost                                                  1,638     1,638     1,562
 Actual return on plan assets                                    (479)     (252)     (286)
 Net amortization and deferrals                                 1,114       997     1,061
-----------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                      $ 2,840    $2,904    $2,736
=========================================================================================

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This new standard permits the continued use of accounting methods prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," or use of the fair value based method of accounting as encouraged by the statement. The following disclosure complies with the requirements of the new standard.
   At December 31, 1997, the Company had two stock-based compensation plans. These plans are accounted for in accordance with APB Opinion No. 25. In connection with the stock-based compensation plans, the Company recognized compensation expense of $1 million in 1997, $571,000 in 1996, and $300,000 in 1995. Had compensation cost been determined based on the fair value of the awards at the grant dates, net income and earnings per share would have reflected the pro forma amounts indicated below (thousands of dollars, except per share amounts):

                                                                                      1997       1996       1995
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        As reported                 $16,469    $6,574    $(14,882)
                                                         Pro forma                    16,318     6,535     (14,871)
Earnings (loss) per share                                As reported                    0.61      0.25       (0.66)
                                                         Pro forma                      0.60      0.25       (0.66)

With respect to the first plan, the Company may grant options to purchase shares of common stock to key employees and outside directors. Each option has an exercise price equal to the market price of Company common stock on the date of grant and a maximum term of 10 years. In 1997, 121,000 options were granted. The options vest 40 percent at the end of year one and 30 percent at the end of years two and three. The grant date fair value of the options was estimated using the extended binomial option pricing model. The following assumptions were used in the valuation calculation:

                                                                   1997               1996
-----------------------------------------------------------------------------------------------
Dividend yield                                                          4.09%             4.65%
Risk-free interest rate range                                   5.28 TO 5.38%     5.83 to 6.42%
Expected volatility range                                           22 TO 24%         22 to 25%
Expected life                                                   1 TO 3 YEARS      1 to 3 years
-----------------------------------------------------------------------------------------------

  48. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The following tables summarize the Company's stock option plan activity and related information (thousands of options):

                                                                 1997                1996
------------------------------------------------------------------------------------------------
Options at beginning of year                                         380                  --
Granted                                                              121                 380
Forfeited                                                            (29)                 --
------------------------------------------------------------------------------------------------
Options at end of year                                               472                 380
================================================================================================
Weighted-average fair value of options at grant date               $2.26               $1.79
================================================================================================
Weighted-average remaining contractual life (at
  December 31, 1997)                                           9.5 YEARS           8.5 years
================================================================================================

                                                                                Weighted
                                                                                 average
           Outstanding options exercisable as of:             Number         exercise price
------------------------------------------------------------------------------------------------
December 31, 1997                                                140                  $15.00

In addition to the option plan, the Company may issue restricted stock in the form of performance shares to encourage key employees to remain in its employment to achieve short-term and long-term performance goals. Plan participants are eligible to receive a cash bonus (i.e., short-term incentive) and performances shares (i.e., long-term incentive). The performance shares vest over a period of three years and are subject to a final adjustment as determined by the Board of Directors. The following table summarizes the activity of this plan (thousands of shares):

                  YEAR ENDED DECEMBER 31,                      1997        1996        1995
------------------------------------------------------------------------------------------------
Nonvested performance shares at beginning of year                  93          41          18
Performance shares granted                                         59          64          25
Performance shares forfeited                                       --          --          --
Shares vested and issued                                          (26)        (12)         (2)
------------------------------------------------------------------------------------------------
Nonvested performance shares at end of year                       126          93          41
================================================================================================
Grant date fair value of award                                 $19.25      $17.63      $15.25
================================================================================================

NOTE 10 -- INCOME TAXES
-------------------------------------------------------------------------------

Income tax expense (benefit) consists of the following (thousands of dollars):

                  YEAR ENDED DECEMBER 31,                       1997        1996        1995
------------------------------------------------------------------------------------------------
Current:
 Federal                                                      $(42,921)   $(15,087)   $ 13,588
 State                                                          (2,227)     (1,566)      1,985
------------------------------------------------------------------------------------------------
                                                               (45,148)    (16,653)     15,573
------------------------------------------------------------------------------------------------
Deferred:
 Federal                                                        47,614      18,832     (13,752)
 State                                                           2,393       1,695        (982)
------------------------------------------------------------------------------------------------
                                                                50,007      20,527     (14,734)
------------------------------------------------------------------------------------------------
   Total income tax expense                                   $  4,859    $  3,874    $    839
================================================================================================

-------------------------------------------------------------------------------
  49. Southwest Gas Corporation
---------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax expense (benefit) consists of the following significant components (thousands of dollars):

                  YEAR ENDED DECEMBER 31,                       1997        1996        1995
------------------------------------------------------------------------------------------------
Deferred federal and state:
 Property-related items                                        $19,006     $11,586    $  4,921
 Purchased gas cost adjustments                                 37,156       8,437     (16,488)
 All other deferred                                             (5,287)      1,372      (2,299)
------------------------------------------------------------------------------------------------
   Total deferred federal and state                             50,875      21,395     (13,866)
Deferred investment tax credit, net                               (868)       (868)       (868)
------------------------------------------------------------------------------------------------
   Total deferred income tax expense (benefit)                 $50,007     $20,527    $(14,734)
================================================================================================

The consolidated effective income tax rate for the period ended December 31, 1997 and the two prior periods differs from the federal statutory income tax rate. The sources of these differences and the effect of each are summarized as follows:

                  YEAR ENDED DECEMBER 31,                       1997        1996        1995
------------------------------------------------------------------------------------------------
Federal statutory income tax rate                                 35.0%       35.0%       35.0%
 Net state tax liability                                           4.2         5.0         9.0
 Property-related items                                            3.8         8.8        24.1
 Effect of Internal Revenue Service Examination                  (16.0)         --          --
 Tax credits                                                      (4.0)       (8.3)      (22.7)
 Tax exempt interest                                              (1.7)       (3.7)      (13.8)
 Corporate-owned life insurance                                   (1.0)       (4.0)      (12.5)
 All other differences                                             2.5         4.3         4.9
------------------------------------------------------------------------------------------------
Consolidated effective income tax rate                            22.8%       37.1%       24.0%
================================================================================================

  50. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities consist of the following (thousands of dollars):

                        DECEMBER 31,                            1997        1996
-----------------------------------------------------------------------------------
Deferred tax assets:
 Deferred income taxes for future amortization of ITC         $ 12,201    $ 12,729
 Employee benefits                                               7,459       6,194
 Regulatory balancing accounts                                      --       3,832
 Other                                                           9,278       4,415
 Valuation allowance                                                --          --
-----------------------------------------------------------------------------------
                                                                28,938      27,170
-----------------------------------------------------------------------------------
Deferred tax liabilities:
 Property-related items, including accelerated depreciation    133,539     114,176
 Regulatory balancing accounts                                  33,626          --
 Property-related items previously flowed-through               21,851      24,160
 Unamortized ITC                                                18,138      19,006
 Debt-related costs                                              6,458       6,757
 Other                                                           7,771       7,125
-----------------------------------------------------------------------------------
                                                               221,383     171,224
-----------------------------------------------------------------------------------
Net deferred tax liabilities                                  $192,445    $144,054
===================================================================================
Current                                                       $ 24,163    $ (8,009)
Noncurrent                                                     168,282     152,063
-----------------------------------------------------------------------------------
Net deferred tax liabilities                                  $192,445    $144,054
===================================================================================

At December 31, 1997, the Company has a federal net operating loss carryforward of $29.1 million which expires in 2012. The Company also has state net operating loss carryforwards of $73.8 million and $5.9 million for Arizona and California, respectively, which expire in 2001 to 2002. Additionally, the Company has an alternative minimum tax credit carryforward of approximately $7.2 million which can be carried forward indefinitely.

NOTE 11 -- CALIFORNIA EXPANSION AND LNG CONSTRUCTION PROJECTS

NORTHERN CALIFORNIA EXPANSION. In 1995, Southwest initiated a multi-year, three-phase construction project to expand its northern California service territory and extend service into Truckee, California. The CPUC imposed a $29.1 million cost cap on the project as a condition of granting Southwest a certificate of public convenience and necessity to serve the expansion areas. In 1995, Southwest completed Phase I of the expansion project, which involved transmission system reinforcement and distribution system expansion to accommodate 940 additional customers. Construction costs of $7.1 million were on target with the cost estimate approved by the CPUC.
   Phase II of the project involved extending the transmission system to Truckee, California and distribution system expansion to accommodate 4,200 customers. The cost cap apportioned to Phase II was approximately
$13.8 million. The incurred cost of Phase II through December 1996 was $26.9 million, with additional work remaining to complete this phase in 1997. Due to the cost overruns and difficult construction environment experienced in 1996, Phase III was postponed and 1997 construction was limited to approximately $1.8 million of expenditures incurred to complete Phase II.
   In July 1997, Southwest filed an application requesting authorization from the California Public Utilities Commission (CPUC) to modify the terms and conditions of the certificate of public convenience and necessity granted by the CPUC in 1995. In this application, Southwest requested that the cost cap of $29.1 million, originally approved by the CPUC, be increased to $46.8 million;

  51. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

that the scope of Phase III construction be revised to include 2,900 of the initially proposed 4,200 customers; and that Southwest be permitted to collect contributions or advances from customer applicants desiring service in the expansion area who were not identified to receive service during the expansion phases as modified within the new application. Southwest proposed to recover the incremental costs above the original cost cap through a surcharge mechanism. In August 1997, the Office of Ratepayer Advocates (ORA) filed a protest to the Southwest application indicating that the terms of the original agreement should be adhered to. In September, a hearing was held to discuss the filing and related protest.
   In January 1998, Southwest and the ORA executed a settlement agreement that, if approved by the CPUC, will allow Southwest to commence the final phase of the project. Under the settlement, Southwest agreed, among other things, to absorb $8 million in cost overruns experienced in Phase II of the project. Southwest also agreed to an $11 million cost cap (with a maximum of $3,800 per customer) for Phase III of the project. The Phase III project scope will be modified as requested in the July 1997 application. In addition, Southwest agreed not to file its next general rate case until Phase III is complete. A decision by the CPUC on the settlement agreement is expected during the first half of 1998.
   Based on the proposed settlement agreement, Southwest recognized an $8 million nonrecurring pretax charge in the fourth quarter of 1997.

LNG STORAGE AND DISTRIBUTION SYSTEM. A subsidiary of the Company entered into an agreement to build Liquefied Natural Gas (LNG) storage and distribution systems to serve several small towns. The subsidiary contracted to provide project management services, materials, two gas distribution systems, and two LNG storage and vaporization systems. The project was expected to be completed by November 1997 but will extend into 1998. The total project cost at its completion is estimated to exceed the contract price by approximately
$5 million. A pretax charge of $5 million was recorded in 1997 and is included in Other income (deductions), net on the Consolidated Statements of Income.

NOTE 12 -- ACQUISITION OF NORTHERN PIPELINE CONSTRUCTION CO.

On April 29, 1996, the Company acquired all of the outstanding stock of Northern Pipeline Construction Co. (Northern or the construction services segment) pursuant to a definitive agreement dated November 1995. The Company issued approximately 1,439,000 shares of common stock valued at $24 million in connection with the acquisition. The acquisition was accounted for as a purchase. Goodwill in the amount of approximately $10 million was recorded by Northern and is being amortized over 25 years. Northern provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.
   During 1997, Northern recognized $36 million of revenues generated from contracts with Southwest. During the period from the acquisition date through December 31, 1996, the construction services segment recognized $36 million of revenues generated from contracts with Southwest. These revenues and associated profits are included in the consolidated financial statements of the Company and were not eliminated during consolidation. SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," provides that intercompany profits on sales to regulated affiliates should not be eliminated in consolidation if the sales price is reasonable and if future revenues approximately equal to the sales price will result from the rate-making process. Management believes these two criteria are being met. At December 31, 1997 and 1996, consolidated accounts receivable included $3.6 million and $6.4 million, respectively, which were not eliminated during consolidation.

  52. Southwest Gas Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------

The assets acquired and the liabilities assumed at the acquisition date were as follows (thousands of dollars):

Other property and investments                                $26,490
Receivables, net                                               12,928
Prepaids and other current assets                               2,545
Deferred charges and other assets                              11,340
-------------------------------------------------------------------------
 Total assets acquired                                         53,303
-------------------------------------------------------------------------
Long-term debt and capital leases, including current
  maturities                                                   14,691
Short-term debt                                                 2,942
Accounts payable                                                3,123
Other current liabilities                                       6,759
Deferred income taxes                                           4,737
Other deferred credits                                            394
-------------------------------------------------------------------------
 Total liabilities assumed                                     32,646
-------------------------------------------------------------------------
Net noncash assets acquired                                    20,657
Cash acquired in acquisition and included in 1996 cash flow
  statement                                                     3,343
-------------------------------------------------------------------------
Total common equity issued in acquisition                     $24,000
=========================================================================

NOTE 13 -- SEGMENT INFORMATION

The Company's operating segments are determined based on the nature of their activities. The natural gas operations segment is engaged in the business of purchasing, transporting, and distributing natural gas. Revenues are generated from the sale and transportation of natural gas. The construction services segment is engaged in the business of providing utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.
   The accounting policies of the reported segments are the same as those described within Note 1 -- Summary of Significant Accounting Policies. Northern accounts for the services provided to Southwest at contractual (market) prices.

The financial information pertaining to the Company's natural gas operations and construction services segments for each of the three years in the period ended December 31, 1997, is as follows (thousands of dollars):

                                                                                1997
                                                           -----------------------------------------------
                                                              GAS       CONSTRUCTION
                                                           OPERATIONS     SERVICES     ADJUSTMENTS   TOTAL
----------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers                       $  614,665    $ 81,421                    $   696,086
Intersegment sales                                             --          35,924                         35,924
----------------------------------------------------------------------------------------------------------------
 Total                                                     $  614,665    $117,345                    $   732,010
================================================================================================================
Interest expense                                           $   61,751    $  1,467                    $    63,218
================================================================================================================
Depreciation and amortization                              $   74,528    $ 10,133                    $    84,661
================================================================================================================
Income tax expense                                         $    4,217    $    642                    $     4,859
================================================================================================================
Segment income                                             $   15,825    $    644                    $    16,469
================================================================================================================
Segment assets                                             $1,717,025    $ 52,919        $(885)      $ 1,769,059
================================================================================================================
Capital expenditures                                       $  164,528   $   5,086                    $   169,614
================================================================================================================

 ------------------------------------------------------------------------------
  53. Southwest Gas Corporation
---------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                                                                                  1996
                                                             ----------------------------------------------
                                                                Gas       Construction
                                                             Operations     Services     Adjustments  Total
------------------------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers                          $  546,361      $61,646                    $  608,007
Intersegment sales                                                  --        36,054                        36,054
------------------------------------------------------------------------------------------------------------------
 Total                                                       $  546,361      $97,700                    $  644,061
==================================================================================================================
Interest expense                                             $   53,003      $ 1,910                    $   54,913
==================================================================================================================
Depreciation and amortization                                $   67,443      $ 6,256                    $   73,699
==================================================================================================================
Income tax expense                                           $    1,661      $ 2,213                    $    3,874
==================================================================================================================
Segment income                                               $    3,919      $ 2,655                    $    6,574
==================================================================================================================
Segment assets                                               $1,498,099      $62,315        $(145)      $1,560,269
==================================================================================================================
Capital expenditures                                         $  210,743      $ 8,092                    $  218,835
==================================================================================================================

                                                                                  1995
                                                             -----------------------------------------------------
                                                                Gas       Construction
                                                             Operations     Services     Adjustments    Total
------------------------------------------------------------------------------------------------------------------
Revenue from unaffiliated customers                          $  563,502       $  --                   $  563,502
Intersegment sales                                                 --            --                       --
------------------------------------------------------------------------------------------------------------------
Total                                                        $  563,502       $  --                   $  563,502
==================================================================================================================
Interest expense                                             $   53,354       $  --                   $   53,354
==================================================================================================================
Depreciation and amortization                                $   62,492       $  --                   $   62,492
==================================================================================================================
Income tax expense                                           $      839       $  --                   $      839
==================================================================================================================
Segment income                                               $    2,654       $  --                   $    2,654
==================================================================================================================
Segment assets                                               $1,357,034       $  --                   $1,357,034
==================================================================================================================
Capital expenditures                                         $  166,183       $  --                   $  166,183
==================================================================================================================

Construction services segment interest expense and income tax expense, for the year ended December 31, 1996, include allocations of $968,000 and $(387,000), respectively, from the gas operations segment. For the year ended December 31, 1997, no allocations from the gas operations segment to the construction services segment were made.
   Construction services segment assets, for the years ended December 31, 1997 and 1996, include deferred tax assets of $885,000 and $145,000 respectively, which were netted against gas operations segment deferred tax liabilities during consolidation.

-------------------------------------------------------------------------------
  54. Southwest Gas Corporation
----------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                     Quarter Ended                       March 31      June 30     September 30     December 31
----------------------------------------------------------------------------------------------------------------
(Thousands of dollars, except per share amounts)
1997
Operating revenues                                        $235,231     $136,938         $128,698        $231,143
Operating income (loss)                                     51,515       (3,982)          (7,248)         61,976
Net income (loss)                                           21,568      (12,748)         (15,686)         23,335
Earnings (loss) per common share*                             0.80        (0.47)           (0.58)           0.85
----------------------------------------------------------------------------------------------------------------
1996
Operating revenues                                        $188,352     $123,611         $125,255        $206,843
Operating income (loss)                                     38,539       (4,747)          (8,404)         46,185
Net income (loss)                                           14,859      (11,943)         (14,638)         18,296
Earnings (loss) per common share*                             0.60        (0.46)           (0.55)           0.69**
----------------------------------------------------------------------------------------------------------------
1995
Operating revenues                                        $203,521     $122,189         $ 91,433        $146,359
Operating income (loss)                                     36,829       (2,873)          (9,215)         33,671
Income (loss) from continuing operations                    14,449       (9,951)         (13,353)         11,509
Income (loss) from discontinued operations                     196          610              522         (18,864)
Net income (loss)                                           14,645       (9,341)         (12,831)         (7,355)
Net income (loss) applicable to common stock                14,550       (9,436)         (12,926)         (7,377)
Earnings (loss) per share from continuing operations*         0.67        (0.44)           (0.56)           0.47
Earnings (loss) per share from discontinued operations*       0.01         0.03             0.02           (0.77)
Earnings (loss) per common share*                             0.68        (0.41)           (0.54)          (0.30)

------------------------------

 * The sum of quarterly earnings (loss) per average common share may not equal the annual earnings (loss) per share due to the ongoing change in the weighted average number of common shares outstanding.
** Basic EPS was $0.69 while Diluted EPS was $0.68.

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

NOTE 15 -- DISCONTINUED OPERATIONS -- FINANCIAL SERVICES ACTIVITIES

In July 1996, the Company completed the sale of the assets and liabilities of PriMerit Bank (the Bank) to Norwest Corporation for $191 million. Proceeds from the sale were used by the Company to retire debt incurred in connection with its investment in the Bank. The loss on the sale, recorded during the fourth quarter of 1995, was $13 million, including taxes. Income tax expense resulted from the loss due to the Company's investment in the Bank being lower for tax purposes than book purposes. The results of operations of the Bank have been included as discontinued operations in the accompanying financial statements.

  55. Southwest Gas Corporation

SHAREHOLDER INFORMATION



STOCK LISTING INFORMATION
DIVIDENDS


Southwest Gas Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol "SWX." Quotes may be obtained in daily financial newspapers or some local newspapers where it is listed under "SoWestGas."

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on May 14, 1998 at 10:00 a.m. at the headquarters of Southwest Gas Corporation, 5241 Spring Mountain Road,
Las Vegas, Nevada 89102.

DIVIDEND REINVESTMENT
AND STOCK PURCHASE PLAN

Southwest Gas Corporation's Dividend Reinvestment and Stock Purchase Plan (DRSPP) provides common shareholders, customers, employees and residents of Arizona, California and Nevada with a simple and convenient method of investing cash dividends in additional shares of the Company's stock without payment of any brokerage commission. The DRSPP features include:
- Initial investments of $100, up to $50,000 annually
- Automatic investing
- No commissions on purchases
- Safekeeping for common stock certificates

For more information contact Shareholder Services, Southwest Gas Corporation, P.O. Box 98511, Las
Vegas, Nevada 89193-8511 or call (702) 876-7280.

Dividends on common stock are declared quarterly by the Board of Directors. As a general rule, they are payable on the first day of March, June, September and December.

TRANSFER AGENT

Shareholder Services
Southwest Gas Corporation
P.O. Box 98511
Las Vegas, NV 89193-8511

REGISTRAR

Southwest Gas Corporation
P.O. Box 98510
Las Vegas, NV 89193-8510

INVESTOR RELATIONS

Southwest Gas is committed to providing relevant and complete investment information to shareholders, individual investors and members of the investment community. Copies of the Company's 1997 Annual Report on Form 10-K, without exhibits, as filed with the Securities and Exchange Commission may be obtained upon request free of charge. Additional financial information may be obtained by contacting Laura Hobbs, Investor Relations, Southwest Gas Corporation, P.O. Box
98510, Las Vegas, Nevada 89193-8510 or by calling (702)
876-7237.

AUDITORS

Arthur Andersen LLP
3773 Howard Hughes Pkwy.
Suite 500 South
Las Vegas, Nevada 89109

  56. Southwest Gas Corporation