Form 10-K, Exhibit 13
period 1998-12-31
SOUTHWEST GAS CORP
filed 1999-03-30
CIK 92416

                  CONSOLIDATED SELECTED FINANCIAL STATISTICS                  21
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Year Ended December 31,               1998          1997          1996          1995          1994
-----------------------------------------------------------------------------------------------------
(Thousands of dollars, except per share amounts)
Operating revenues...............  $  917,309    $  732,010    $  644,061    $  563,502    $  599,553
Operating expenses...............     763,139       629,749       572,488       505,090       510,863
-----------------------------------------------------------------------------------------------------
Operating income.................  $  154,170    $  102,261    $   71,573    $   58,412    $   88,690
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Income from continuing
  operations.....................  $   47,537    $   16,469    $    6,574    $    2,654    $   23,524
Income (loss) from discontinued
  operations, net of tax()1......          --            --            --       (17,536)        2,777
-----------------------------------------------------------------------------------------------------
Net income (loss)................  $   47,537    $   16,469    $    6,574    $  (14,882)   $   26,301
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Net income (loss) applicable to
  common stock...................  $   47,537    $   16,469    $    6,574    $  (15,189)   $   25,791
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Total assets at year end.........  $1,830,694    $1,769,059    $1,560,269    $1,532,527    $1,453,582
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Capitalization at year end
  Common equity..................  $  476,400    $  385,979    $  379,616    $  356,050    $  348,556
  Preferred stocks...............          --            --            --            --         4,000
  Trust originated preferred
    securities...................      60,000        60,000        60,000        60,000            --
  Long-term debt.................     812,906       778,693       665,221       607,945       678,263
-----------------------------------------------------------------------------------------------------
                                   $1,349,306    $1,224,672    $1,104,837    $1,023,995    $1,030,819
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Common stock data
  Return on average common
    equity.......................        11.0%          4.3%          1.8%         (4.1)%         7.6%
  Basic earnings (loss) per share
    Continuing operations........  $     1.66    $     0.61    $     0.25    $     0.10    $     1.09
    Discontinued operations......          --            --            --         (0.76)         0.13
-----------------------------------------------------------------------------------------------------
  Basic earnings (loss) per
    share........................  $     1.66    $     0.61    $     0.25    $    (0.66)   $     1.22
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
  Diluted earnings (loss) per
    share........................  $     1.65    $     0.61    $     0.25    $    (0.66)   $     1.22
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
  Dividends paid per share.......  $     0.82    $     0.82    $     0.82    $     0.82    $     0.80
  Payout ratio...................          49%          N/A           N/A           N/A            66%
  Book value per share at year
    end..........................  $    15.67    $    14.09    $    14.20    $    14.55    $    16.38
  Market value per share at year
    end..........................  $    26.63    $    18.69    $    19.25    $    17.63    $    14.13
  Market value per share to book
    value per share..............         170%          133%          136%          121%           86%
  Common shares outstanding at
    year end (000)...............      30,410        27,387        26,733        24,467        21,282
  Number of common shareholders
    at year end..................      24,489        25,833        26,371        25,133        20,765
Ratio of earnings to fixed
  charges
  Continuing operations..........        2.08          1.28          1.15          1.06          1.69
  Adjusted for interest allocated
    to discontinued operations...        2.08          1.28          1.15          1.05          1.61

1. Contribution from the financial services segment, including the 1995 loss on sale of the Bank.

 22                            NATURAL GAS OPERATIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Year Ended December 31,          1998          1997          1996          1995          1994
-----------------------------------------------------------------------------------------------------
(Thousands of dollars)
Sales............................  $  753,338    $  569,542    $  506,200    $  524,914    $  560,207
Transportation...................      46,259        45,123        40,161        38,588        39,061
Other............................          --            --            --            --           285
-----------------------------------------------------------------------------------------------------
Operating revenue................     799,597       614,665       546,361       563,502       599,553
Net cost of gas sold.............     329,849       209,338       187,580       227,456       249,922
-----------------------------------------------------------------------------------------------------
Operating margin.................     469,748       405,327       358,781       336,046       349,631
Expenses
  Operations and maintenance.....     209,172       201,159       198,364       187,969       178,310
  Depreciation and
    amortization.................      80,231        74,528        67,443        62,492        57,284
  Other..........................      31,646        29,393        28,156        27,173        25,347
-----------------------------------------------------------------------------------------------------
Operating income.................  $  148,699    $  100,247    $   64,818    $   58,412    $   88,690
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Contribution to consolidated net
  income (loss)..................  $   44,830    $   15,825    $    3,919    $    2,654    $   23,524
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Total assets at year end.........  $1,772,418    $1,717,025    $1,498,099    $1,357,034    $1,277,727
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Net gas plant at year end........  $1,459,362    $1,360,294    $1,278,457    $1,137,750    $1,035,916
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Construction expenditures and
  property additions.............  $  179,361    $  164,528    $  210,743    $  166,183    $  141,390
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Cash flow, net
  From operating activities......  $  189,465    $   45,923    $   47,931    $   97,754    $   84,074
  From investing activities......    (176,731)     (170,455)      (41,804)     (163,718)     (141,547)
  From financing activities......     (12,632)      132,349       (11,456)       71,056        61,422
-----------------------------------------------------------------------------------------------------
Net change in cash...............  $      102    $    7,817    $   (5,329)   $    5,092    $    3,949
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Total throughput (thousands of
  therms)
  Sales..........................   1,103,264       914,732       818,329       805,884       881,868
  Transportation.................   1,001,372     1,030,857       968,208     1,016,011       914,791
-----------------------------------------------------------------------------------------------------
Total throughput.................   2,104,636     1,945,589     1,786,537     1,821,895     1,796,659
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Weighted average cost of gas
  purchased ($/therm)............  $     0.27    $     0.35    $     0.27    $     0.21    $     0.30
Customers at year end............   1,209,000     1,151,000     1,092,000     1,029,000       980,000
Employees at year end............       2,429         2,447         2,420         2,383         2,359
Degree days -- actual............       2,321         1,976         1,896         1,781         2,091
Degree days -- ten-year
  average........................       2,043         2,022         2,033         2,021         2,068

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Southwest Gas Corporation and subsidiaries (the Company) includes information related to its regulated natural gas transmission and distribution activities and nonregulated activities. In 1996, the Company completed the sale of PriMerit Bank, Federal Savings Bank (the Bank), which was reported as discontinued operations. The loss on disposition was included in the 1995 results of operations.
     The Company is principally engaged in the business of purchasing, transporting, and distributing natural gas (Southwest or natural gas operations segment). Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of southern, central, and northwestern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor and transporter of natural gas in Nevada, and serves the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area in northern California and high desert and mountain areas in San Bernardino County.
     As of December 31, 1998 Southwest had 1,209,000 residential, commercial, industrial, and other customers, of which 689,000 customers were located in Arizona, 403,000 in Nevada, and 117,000 in California. Residential and commercial customers represented over 99 percent of the total customer base. During 1998, Southwest added 58,000 customers, a five percent increase, of which 28,000 customers were added in Arizona, 28,000 in Nevada, and 2,000 in California. Customer growth over the past three years averaged over five percent annually. These additions are largely attributed to population growth in the service areas. Based on current commitments from builders, customer growth is expected to approximate five percent in 1999. During 1998, 57 percent of operating margin was earned in Arizona, 33 percent in Nevada, and 10 percent in California. During this same period, Southwest earned 84 percent of operating margin from residential and small commercial customers, 5 percent from other sales customers, and 11 percent from transportation customers. These patterns are similar to prior years and are expected to continue.
     In April 1996, the Company acquired all of the outstanding stock of Northern Pipeline Construction Co. (Northern or construction services segment) pursuant to a definitive agreement dated November 1995. The Company issued approximately 1,439,000 shares of common stock valued at $24 million in connection with the acquisition. The acquisition was accounted for as a purchase. Goodwill in the amount of approximately $10 million was recorded by Northern and is being amortized over 25 years. Northern provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

 24
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     In December 1998, the Boards of Directors of the Company and ONEOK, Inc. (ONEOK), headquartered in Tulsa, Oklahoma, announced a definitive agreement for the Company to be merged into ONEOK. The agreement calls for ONEOK to pay cash of $28.50 for each share of Company common stock outstanding. The transaction is subject to customary conditions, including approvals from shareholders of the Company and state regulators in Arizona, California, and Nevada. ONEOK expects to account for the merger using the purchase method of accounting. If the merger is consummated, the Company would operate as a division of ONEOK.
     In connection with the proposed merger into ONEOK, the Company incurred approximately $1.1 million (pretax) of financial advisor and legal costs, which were included in Other income (deductions), net, during the fourth quarter of 1998. Additional amounts of financial advisor, legal, and accounting-related expenses will be incurred during the merger process and, depending on the successful completion of the merger, are estimated at $2 million to $5 million.
     In February 1999, the Company announced that it had received an unsolicited proposal from Southern Union Company (Southern Union), headquartered in Austin, Texas, offering to acquire the Company for $32.00 per share in cash. The proposal is preliminary in nature and subject to a number of contingencies and uncertainties. Under the terms of the agreement with ONEOK, as a result of certain preliminary determinations made by the Board of Directors of the Company, the Board of Directors has authorized management to commence substantive discussions with Southern Union regarding its proposal. No assurances can be given that any agreement will be reached with Southern Union. The merger agreement with ONEOK remains in full force and effect.

CAPITAL RESOURCES AND LIQUIDITY

     The capital requirements and resources of the Company generally are determined independently for the natural gas operations and construction services segments. Each business activity is generally responsible for securing its own financing sources. The capital requirements and resources of the construction services segment are not material to the overall capital requirements and resources of the Company.
     Southwest continues to experience significant population growth throughout its service territories. This growth has required large amounts of capital to finance the investment in infrastructure, in the form of new transmission and distribution plant, to satisfy consumer demand. For example, during the three-year period ended December 31, 1998, total gas plant increased from $1.6 billion to $2 billion, or at an annual rate of nine percent.
     During 1998, capital expenditures were $179 million. Approximately 75 percent of these current-period expenditures represented new construction and the balance represented costs associated with routine replacement of existing transmission, distribution, and general plant. Cash flows from operating activities of Southwest (net of dividends) provided $166 million of the required capital resources pertaining to these construction expenditures. The remainder was provided from net external financing activities. The improvement in operating cash flows from expected levels was due to higher earnings and timing differences principally associated with deferred purchased gas cost recoveries and income taxes.

                                                                              25
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Southwest estimates construction expenditures during the three-year period ending December 31, 2001 will be approximately $580 million. During the three-year period, cash flow from operating activities (net of dividends) is estimated to fund approximately 60 percent of the gas operations total construction expenditures. A portion of the construction expenditure funding will be provided by $20 million of funds held in trust, at December 31, 1998, from the issuance of industrial development revenue bonds (IDRB). The remaining cash requirements are expected to be provided by external financing sources. The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, growth levels in Southwest service areas, and merger-related developments (see Note 13 of the Notes to Consolidated Financial Statements). These external financings may include the issuance of both debt and equity securities, bank and other short-term borrowings, and other forms of financing. Under the definitive agreement with ONEOK, common stock issuances are currently limited to those necessary under employee benefit and dividend reinvestment plans.
     Liquidity refers to the ability of an enterprise to generate adequate amounts of cash to meet its cash requirements. General factors that could significantly affect capital resources and liquidity in future years include inflation, growth in the economy, changes in income tax laws, changes in the ratemaking policies of regulatory commissions, interest rates, and the level of natural gas prices.
     The rate schedules in all of the service territories of Southwest contain purchased gas adjustment (PGA) clauses which permit adjustments to rates as the cost of purchased gas changes. Southwest must first obtain regulatory approval before changing the rates it charges for recovery of gas costs. The PGA mechanism allows Southwest to change the gas cost component of the rates charged to its customers to reflect increases or decreases in the price expected to be paid to its suppliers and companies providing interstate pipeline transportation service. In addition, Southwest uses this mechanism to either refund amounts over-collected or recoup amounts under-collected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. Generally, tariffs for Southwest provide for annual adjustment dates for changes in purchased gas costs. In addition, Southwest may request to adjust rates more often than once each year, if conditions warrant. These changes impact cash flows but have no direct impact on profit margin. See RATES AND REGULATORY PROCEEDINGS for details of these filings.
     The Company has established a common stock dividend policy which states that common stock dividends will be paid at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles. The quarterly common stock dividend was 20.5 cents per share throughout 1998.
     Securities ratings issued by nationally recognized ratings agencies provide a method for determining the credit worthiness of an issuer. Company debt ratings are important because long-term debt constitutes a significant portion of total capitalization. These debt ratings are a factor considered by lenders when determining the cost of debt for the Company (i.e., the better the rating, the lower the cost to borrow funds).

 26
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Since January 1997, Moody's Investor Service has rated Company unsecured long-term debt at Baa2. Moody's debt ratings range from Aaa (best quality) to C (lowest quality). Moody's applies a Baa2 rating to obligations which are considered medium grade obligations (i.e., they are neither highly protected nor poorly secured).
     Since September 1997, Duff & Phelps Credit Rating Co. has rated Company unsecured long-term debt at BBB. Duff & Phelps debt ratings range from AAA (highest rating possible) to DD (defaulted debt obligation). The Duff & Phelps rating of BBB indicates a credit quality that is considered prudent for investment.
     The Company's unsecured long-term debt rating from Standard and Poor's (S&P) is BBB-. S&P debt ratings range from AAA (highest rating possible) to D (obligation is in default). The S&P rating of BBB- indicates the debt is regarded as having an adequate capacity to pay interest and repay principal.
     A securities rating is not a recommendation to buy, sell, or hold a security and is subject to change or withdrawal at any time by the rating agency.
     The impact of inflation on results of operations has diminished in recent years. Natural gas, labor, and construction costs are the categories most significantly impacted by inflation. Changes to Company cost of gas are generally recovered through PGA mechanisms and do not significantly impact net earnings when approved as filed. Labor is a component of the cost of service, and construction costs are the primary component of rate base. In order to recover increased costs, and earn a fair return on rate base, general rate cases are filed by Southwest, when deemed necessary, for review and approval by its regulatory authorities. Regulatory lag, that is, the time between the date increased costs are incurred and the time such increases are recovered through the ratemaking process, can impact earnings. See RATES AND REGULATORY PROCEEDINGS for discussion of recent rate case proceedings.

CONSOLIDATED RESULTS OF OPERATIONS
CONTRIBUTION TO NET INCOME

                  Year Ended December 31,                      1998       1997       1996
------------------------------------------------------------------------------------------
(Thousands of dollars)
Natural gas operations......................................  $44,830    $15,825    $3,919
Construction services.......................................    2,707        644     2,655
------------------------------------------------------------------------------------------
Net income..................................................  $47,537    $16,469    $6,574
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

1998 VS. 1997 Earnings per share for the year ended December 31, 1998 were $1.66, a $1.05 increase from per share earnings of $0.61 recorded for the year ended December 31, 1997. Current-year earnings were composed of $1.57 per share from natural gas operations and $0.09 per share from construction services. Prior-year results included the impact of three nonrecurring events which reduced earnings by $4.1 million, or $0.15 per share. Average shares outstanding increased by 1.5 million shares between years, primarily resulting from a 2.5 million share common stock issuance in August 1998.

                                                                              27
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1997 VS. 1996 Earnings per share for the year ended December 31, 1997 were $0.61, a $0.36 increase from per share earnings of $0.25 recorded for the year ended December 31, 1996. The 1997 earnings were composed of $0.59 per share from natural gas operations and $0.02 per share from construction services. Average shares outstanding increased by 1.2 million shares between years, primarily resulting from continuing issuances under the Dividend Reinvestment and Stock Purchase Plan.

RESULTS OF NATURAL GAS OPERATIONS

                  Year Ended December 31,                       1998        1997        1996
----------------------------------------------------------------------------------------------
(Thousands of dollars)
Gas operating revenues......................................  $799,597    $614,665    $546,361
Net cost of gas sold........................................   329,849     209,338     187,580
----------------------------------------------------------------------------------------------
  Operating margin..........................................   469,748     405,327     358,781
Operations and maintenance expense..........................   209,172     201,159     198,364
Depreciation and amortization...............................    80,231      74,528      67,443
Taxes other than income taxes...............................    31,646      29,393      28,156
----------------------------------------------------------------------------------------------
  Operating income..........................................   148,699     100,247      64,818
Other income (deductions), net..............................    (2,115)    (12,979)       (760)
----------------------------------------------------------------------------------------------
  Income before interest and income taxes...................   146,584      87,268      64,058
Net interest deductions.....................................    62,284      61,751      53,003
Preferred securities distributions..........................     5,475       5,475       5,475
Income tax expense..........................................    33,995       4,217       1,661
----------------------------------------------------------------------------------------------
  Contribution to consolidated net income...................  $ 44,830    $ 15,825    $  3,919
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

1998 VS. 1997 The gas segment contribution to consolidated net income increased $29 million from 1997. The increase was the result of record first quarter earnings driven by cooler temperatures, rate relief, and customer growth. The second and third quarters were substantially better than the prior year, primarily as a result of customer growth, second quarter weather, and rate design improvements. Fourth quarter results were about the same as the prior year.
     Operating margin increased $64 million, or 16 percent, in 1998. Arizona rate relief, effective September 1997, contributed $23 million towards the increase. Customer growth accounted for $16 million as Southwest added 58,000 customers during the year, a five percent increase. The remaining $25 million was due to differences in heating demand caused by weather variations between periods.
     Operations and maintenance expenses increased $8 million, or four percent, reflecting increases in labor and other costs, including the incremental expenses associated with meeting the needs of a growing customer base.
     Depreciation expense and general taxes increased $8 million, or eight percent, as a result of construction activities. Average gas plant in service increased $136 million, or eight percent, compared to the prior year. This was attributed to the upgrade of existing operating facilities and the expansion of the system to accommodate customer growth.

 28
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Net interest deductions increased less than one percent between years. Stronger-than-expected cash flows from operating activities, coupled with a 2.5 million share common stock offering, reduced the need to issue net new debt during the year.
     Other income (deductions), net improved $10.9 million. Prior year results included two nonrecurring charges recorded in the fourth quarter (see discussion below). In connection with the proposed merger into ONEOK, the Company incurred approximately $1.1 million (pretax) of financial advisor and legal costs, which were included in other income (deductions), net, during the fourth quarter of 1998. Additional amounts of financial advisor, legal, and accounting-related costs will be incurred during the merger process. See Note 13 of the Notes to Consolidated Financial Statements for additional disclosures related to the proposed merger.

1997 VS. 1996 The gas segment contribution to consolidated net income increased $11.9 million from 1996. The increase was the result of fundamental improvements in operating margin coupled with more favorable weather conditions.
     Operating margin increased $47 million, or 13 percent, due to customer growth, rate relief, and the return to more normal winter season temperatures following consecutive years of record-setting warm weather. Rate relief in Arizona and Nevada accounted for approximately $20 million of the operating margin increase. Colder-than-normal weather during the fourth quarter of 1997 partially offset the effects of first quarter warmer-than-normal temperatures and, overall, weather-related factors resulted in $19 million of additional operating margin. During 1997, Southwest added 59,000 customers, a five percent increase, contributing $8 million towards the change in operating margin.
     Depreciation expense and general taxes increased $8.3 million, or nine percent, as a result of construction activities in 1997. Average gas plant in service increased $162 million, or ten percent, during this same period. This was attributed to the upgrade of existing operating facilities and the expansion of the system to accommodate customer growth.
     Net interest deductions during 1997 increased $8.7 million, or 17 percent, from 1996. Average total debt outstanding during this period increased due to the financing of construction expenditures and working capital needs and included higher short-term debt, the issuance of medium-term notes during 1997, and the drawdown of IDRB funds held in trust. The increase in short-term debt reflected the need for short-term financing to cover higher gas costs experienced during the 1996/1997 winter heating season.
     During the fourth quarter of 1997, Southwest recognized nonrecurring charges to income related to cost overruns on two separate construction projects. These charges are reflected in other income (deductions), net. An $8 million nonrecurring pretax charge resulted from cost overruns experienced during expansion of the northern California service territory. A second pretax charge, for $5 million, related to cost overruns on a nonutility construction project. A subsidiary of the Company was building a liquefied natural gas (LNG) storage and distribution system to serve several small towns. The project was completed in 1998. See Note 11 of the Notes to Consolidated Financial Statements for additional disclosures related to these projects. Partially offsetting these charges was the recognition of a $3.4 million income tax benefit related to the successful settlement

                                                                              29
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

in November 1997 of open tax issues dating back as far as 1988. The combined impact of these three nonrecurring events was a $4.1 million, or $0.15 per share, after-tax reduction to earnings.

RATES AND REGULATORY PROCEEDINGS

CALIFORNIA GENERAL RATE CASES. Southwest last filed general rate applications for its California jurisdictions with the California Public Utilities Commission
(CPUC) in 1994. Increased rates went into effect in January 1995 and continued through 1998 as part of a settlement agreement. In addition, annual operational attrition increases have been received in northern California. However, primarily as a result of the northern California expansion proposal described below, the Company filed a petition with the CPUC in March 1999 requesting an extension of the rate case cycle. Approval of this petition would result in a general rate moratorium through December 2000 at a minimum.

NEVADA GENERAL RATE CASES. In December 1995, Southwest filed general rate cases for its northern and southern Nevada jurisdictions. Increased rates went into effect in July 1996 as part of a settlement agreement. The settlement agreement also specified a moratorium on future general rate increase requests until April 1999.

ARIZONA GENERAL RATE CASE. In November 1996, Southwest filed its most recent general rate application with the Arizona Corporation Commission (ACC) seeking approval to increase revenues for both Arizona rate jurisdictions. In August 1997, the ACC approved a settlement of the general rate case providing the Company with a $32 million annualized general rate increase effective September 1997. There is no rate moratorium in Arizona on future general rate filings.

FERC GENERAL RATE CASE. In July 1996, Paiute Pipeline Company, a wholly owned subsidiary of the Company, filed a general rate case with the Federal Energy Regulatory Commission (FERC) seeking approval to increase rates. Effective January 1997, the FERC authorized a $3.2 million annualized general rate increase. The settlement prohibits Paiute from filing for a rate increase until December 1999.

NORTHERN CALIFORNIA EXPANSION PROJECT. In December 1993, Southwest filed an application with the CPUC to expand its northern California service territory and extend service into Truckee, California. The application included a proposed regulatory mechanism for recovering the cost of the expansion. In May 1994, rate and cost recovery issues related to the expansion application were combined by the CPUC with a January 1994 general rate application Southwest had filed with the CPUC. In September 1994, a Joint Motion and Stipulation and Settlement Agreement (Settlement) was presented to the CPUC which resolved the general rate case and addressed the expansion related cost recovery issues. In December 1994, the Settlement was approved. In April 1995, Southwest received CPUC approval for the certificate of public convenience and necessity to serve the expansion areas.

 30
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     In its filing, Southwest had indicated that expansion into Truckee would occur in three phases and result in the conversion of an estimated 9,200 customers to natural gas service from their existing fuel, primarily propane. The CPUC established a cost cap of $29.1 million for the project.
     In 1995, Southwest completed Phase I of the expansion project, which involved transmission system reinforcement and distribution system expansion to accommodate approximately 940 customers. Construction costs of $7.1 million were on target with the cost estimate approved by the CPUC.
     Phase II of the project involved extending the transmission system to Truckee and expanding the distribution system to accommodate an estimated 4,200 customers. The cost cap apportioned to Phase II was approximately $13.8 million. The incurred cost of Phase II was $28.8 million. An estimated $9.2 million of the Phase II cost overrun was due to changes in project scope, such as adjustments for design changes required by governmental bodies, changes in facilities necessitated by requirements beyond Southwest's control, and costs incurred to accommodate customer service requests.
     Examples of adjustments for changes in project scope included the requirement to haul excavated soil off-site to be screened whereas normal and anticipated practice is to screen on-site, asphalt repairs which were greater than expected due to increased paving requirements imposed after construction started, and the installation of more facilities under asphalt than anticipated. Other unexpected or externally imposed costs pertained to extended yard lines, underground boring, environmental studies, right-of-way acquisitions, and engineering design work.
     Due to the Phase II cost overruns and difficult construction environment experienced, construction of Phase III was postponed to reevaluate the economics of completing the project.
     In July 1997, Southwest filed an application requesting authorization from the CPUC to modify the terms and conditions of the certificate of public convenience and necessity granted in 1995. In this application, Southwest requested that the originally approved cost cap of $29.1 million be increased to $46.8 million; that the scope of Phase III construction be revised to include only an estimated 2,900 of the initially estimated 4,200 customers; and that customer applicants desiring service in the expansion area who were not identified to receive service during the expansion phases as modified within the new application be subject to the existing main and service extension rules. Southwest proposed to recover the incremental costs above the original cost cap through a surcharge mechanism. Concurrently, the Truckee town manager, on behalf of the Truckee Town Council, wrote a letter to the CPUC in support of the application.
     The areas requested to be excluded from the revised scope of Phase III are the most distant points from existing mains and present some of the most challenging geographic conditions in the expansion area. Extension of mains to serve the estimated 1,300 customers in the excluded areas would be considerably more expensive than the service areas in Phases I and II. Furthermore, these areas have significantly lower customer density than the remainder of the expansion project; therefore, expected revenues would be insufficient to justify the anticipated construction costs.
     In August 1997, the Office of Ratepayer Advocates (ORA) for the CPUC filed a protest to the Southwest application indicating that the terms of the original agreement should be adhered to. Southwest responded with written comments in support of its application. In September 1997, a prehearing conference was held to discuss the filing, the ORA protest, and Southwest comments.

                                                                              31
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The administrative law judge (ALJ) made a preliminary ruling in favor of the ORA protest, but allowed the parties an additional 20 days to supplement their comments. During this time, Southwest and the ORA, pursuant to direction from the CPUC, began to negotiate a settlement agreement, and the procedural schedule was adjusted to allow the negotiations to continue beyond the 20-day period.
     In January 1998, a settlement involving all parties to the proceeding was executed and filed with the CPUC which redefined the terms and conditions for completing the project and recovering the additional project costs. Although CPUC approval of the settlement was still required, management anticipated approval of the all-party settlement. In February 1998, a prehearing conference was held before the ALJ and the assigned Commissioner for the purpose of taking public comment on the settlement agreement. There was no opposition to the settlement agreement from the Truckee Town Council at the conference, or in a letter written by the Truckee town manager to the CPUC subsequent to the conference.
     Under the January 1998 proposed settlement, Southwest agreed, among other things, to absorb $8 million in cost overruns experienced in Phase II of the project. Southwest also agreed to an $11 million cost cap (with a maximum of $3,800 per customer) for Phase III of the project. The Phase III project scope would be modified as requested in the July 1997 application. In addition, Southwest agreed not to file its next general rate case until the completion of Phase III. Based on the proposed settlement, Southwest recognized an $8 million pretax charge in the fourth quarter of 1997.
     In May 1998, the ALJ issued an unexpected Proposed Decision (PD) rejecting the January 1998 all-party settlement and directing Southwest to complete the project under the terms and conditions of the 1995 certificate. A PD that ignores an all-party settlement is rare and inconsistent with CPUC policies and procedures established in 1992. Subsequent to the PD, the Truckee Town Council took a formal position in opposition to the settlement, although they were not a party to the proceeding, and had not previously opposed the settlement.
     In July 1998, the CPUC voted to adopt the PD and reject the all-party settlement, and ordered Southwest to proceed with all deliberate speed to complete the project under the terms and scope of the 1995 certificate. Southwest filed a Motion for Stay (Motion) of order and petitioned the CPUC for rehearing (Petition) in August 1998. The CPUC stated in its order that Southwest was required to show extraordinary circumstances to readjudicate the original settlement. Because no evidentiary hearings were conducted, management did not have the opportunity to demonstrate that such extraordinary circumstances exist; however, it believes that such circumstances do exist. In September 1998, the CPUC denied the Motion and in January 1999, the Petition was denied. As a result, in February 1999, Southwest petitioned the Supreme Court of the State of California for review of the July 1998 CPUC decision. Such a petition is discretionary with the Supreme Court, and if accepted, could take up to two years to be heard.
     In September 1998, Southwest filed a civil lawsuit in the United States Federal District Court naming the Town of Truckee as a defendant for an indeterminate amount of damages. Southwest asserts that actions taken by the Town of Truckee resulted in unanticipated changes in project

 32
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

scope, which materially contributed to the cost overruns experienced during the construction of Phase II of the project.
     In November 1998, Southwest, together with representatives from the town of Truckee, met before a federal mediator to reconcile the disputes and claims against each other. As a result of the mediation, Southwest and representatives of the town of Truckee are attempting to negotiate a Settlement Agreement and Mutual Release (Agreement). If an Agreement is reached, it would need to be ratified by the Truckee Town Council and approved by the CPUC, and likely would address the civil suit against the town of Truckee, the remaining project scope, and recovery of project costs among other items. An Agreement might also require Southwest to postpone the filing of its next California general rate case. If an Agreement is reached, it is anticipated that it will be presented to the Truckee Town Council at a town meeting. If ratified by the Truckee Town Council, Southwest would include the Agreement as part of a new application it plans to file with the CPUC to reopen the prior California general rate case and certificate proceeding in order to modify the original Settlement approved in December 1994.
     Management believes that subsequent events may reduce the remaining scope and estimated costs of the project; however, preliminary estimates indicate that it could cost an additional $23 million to $25 million to complete the project under the terms of the 1995 certificate without modification. An additional pretax write-off of up to $24 million could be recorded under this scenario. This estimate is comprised of approximately $7 million related to costs incurred through Phase II, and up to $17 million for the forecasted construction costs. However, Southwest will actively pursue the described regulatory and legal proceedings with the intent of reversing or mitigating the effects of the July 1998 CPUC action. Management believes that a reasonable possibility of modifying the existing CPUC orders pertaining to the expansion project exists through pursuit of the legal and regulatory remedies that have been outlined, although there can be no assurance of a favorable outcome. As a result, Southwest has not recorded any additional write-offs beyond the $8 million recognized in the fourth quarter of 1997. Management also believes that civil litigation offers a reasonable possibility of recovering certain amounts spent to deal with changes in scope necessitated by unanticipated third party actions.

PGA FILINGS
     The following table shows the most recent PGA changes authorized by rate jurisdiction (thousands of dollars):

                                                         Annualized
                                                          Revenue                      Effective
                     Jurisdiction                        Adjustment    Percentage        Date
--------------------------------------------------------------------------------------------------
Arizona:
    Central and Southern                                  $46,900          14%          April 1998
California:
    Northern                                                2,600          19         January 1998
    Southern                                               10,000          19        December 1997
Nevada:
    Northern                                                 (782)         (1)       November 1998
    Southern                                               (3,000)         (2)       November 1998

                                                                              33
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ARIZONA PGA FILING. In March 1998, the ACC approved a purchased gas adjustment
(PGA) filing submitted by Southwest in January 1998 to recover deferred purchased gas costs in Arizona. This filing, which became effective in April 1998, resulted in an annual revenue increase of $46.9 million, or 14 percent. The increase in rates was designed to recover the accumulated PGA balance related to Arizona customers, and to eliminate the refunds previously built into the rate structure. PGA changes impact cash flows but have no direct impact on profit margin.
     In October 1998, the ACC approved a proposal by the ACC staff, to modify the methodology used by Arizona natural gas utilities in calculating and revising customer rates to reflect changes in the cost of gas. The modifications, which will become effective in June 1999, will use a twelve-month rolling average of the commodity cost of gas and related transportation costs. The updated rates will be reflected in customer bills each month. The changes are designed to reduce volatility on customer bills and in the PGA balance. The mechanism also provides for recovery from customers of the existing balance in the deferred purchased gas cost account.

NEVADA PGA FILING. In January 1997, Southwest submitted an out-of-period PGA filing in Nevada in response to a substantial run-up in the commodity cost of natural gas during November and December of 1996. In September 1997, the Public Utilities Commission of Nevada (PUCN) approved the filing providing annual increases of $10.1 million, or nine percent, in the southern Nevada rate jurisdiction, and $6 million, or 14 percent, in the northern Nevada rate jurisdiction.
     In June 1997, Southwest submitted its annual PGA filing in compliance with the Nevada Gas Tariff. The filing covered the period from April 1996 through March 1997. Southwest requested annual increases of $23.1 million, or 18 percent, in the southern Nevada rate jurisdiction, and $8.4 million, or 17 percent, in the northern Nevada rate jurisdiction.
     In an order issued in December 1997, the PUCN found that "Southwest failed to mitigate the risk inherent in a portfolio of all indexed-priced contracts and failed to reasonably quantify the costs of any risk mitigation." As a result, gas costs of $3.8 million in southern Nevada and $1.8 million in northern Nevada were disallowed. The approved annualized revenue increase, after consideration of the amounts disallowed, was $17.3 million, or 14 percent in southern Nevada, and $5.2 million, or 11 percent in northern Nevada.
     In December 1997, Southwest filed a Petition for Reconsideration (Petition) of the decision with the PUCN on the grounds that the findings of fact and conclusions of law are contrary to binding legislative enactments and judicial decisions. Specifically, the Petition asserted, among other things, that the PUCN violated its settled obligation in the previous PGA docket, which included the same winter period, in finding Southwest to be imprudent. Effectively, the PUCN allowed a previously settled claim to be relitigated. In addition, management also believes that the PUCN failed to follow its previous rules and practices surrounding a PGA proceeding, or changed those rules effective with the disallowance order and sought to retroactively apply them, which would have required compliance with formal rulemaking procedures mandated by Nevada Statutes. In February 1998, the PUCN reaffirmed the original order.
     In March 1998, Southwest filed a petition for judicial review (appeal) of the final order of the PUCN with the Nevada District Court (NDC). The appeal alleged the same procedural irregularities as were included in the Petition. In November 1998, the NDC issued an order in which the December 1997 order

 34
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

was determined to be void on procedural grounds. Specifically, the decision found that the Chairman of the PUCN did not have a majority when proceedings were reopened to accept additional evidence in support of a cost disallowance. This decision, if not overturned on appeal, has the effect of allowing Southwest a full recovery of the gas costs requested in the June 1997 PGA filing.
     In December 1998, the PUCN filed a motion with the NDC asking for an amendment or alteration of the November 1998 NDC decision. Oral arguments were heard in February 1999. The NDC affirmed its prior order in favor of the Company. The PUCN filed a notice of appeal to the Nevada Supreme Court in February 1999. No substantive action is expected to take place during 1999.
     In June 1998, Southwest submitted its annual PGA filing in compliance with the Nevada Gas Tariff. Effective November 1998, new rates were approved by the PUCN. No gas cost disallowances were ordered and no prudency issues were raised. The new rates, reflecting a lower cost of gas, resulted in annualized revenue decreases of $3 million, or two percent in the southern Nevada rate jurisdiction, and $782,000, or one percent in the northern Nevada rate jurisdiction. These PGA changes impact cash flows but have no direct impact on profit margin.

RESULTS OF CONSTRUCTION SERVICES

                  Year Ended December 31,                       1998               1997
-----------------------------------------------------------------------------------------
(Thousands of dollars)
Construction revenues.......................................  $117,712           $117,345
Cost of construction........................................   108,911            112,194
-----------------------------------------------------------------------------------------
    Gross profit............................................     8,801              5,151
General and administrative expenses.........................     2,931              2,777
-----------------------------------------------------------------------------------------
    Income from operations..................................     5,870              2,374
Other income (expense), net.................................       326                379
-----------------------------------------------------------------------------------------
    Income before interest and income taxes.................     6,196              2,753
Interest expense............................................     1,070              1,467
Income tax expense..........................................     2,419                642
-----------------------------------------------------------------------------------------
    Contribution to consolidated net income.................  $  2,707           $    644
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

1998 VS. 1997 The construction services segment contribution to consolidated net income increased $2.1 million from 1997. The increase was the result of a fundamental improvement in gross profit margin coupled with favorable weather conditions.
     With comparable revenues of approximately $117 million, gross profit increased $3.6 million from 1997. The improvement is attributed to obtaining more profitable new contracts, eliminating less profitable contracts, implementing cost containment measures, and favorable winter weather conditions in several of the cold-climate operating areas during the first and fourth quarters of 1998.
     General and administrative expenses remained relatively constant, while interest expense decreased approximately $397,000. Timely billings to customers coupled with collections of accounts receivable and the timing of equipment purchases had a direct impact in reducing interest costs.

1997 VS. 1996 Contribution to consolidated net income from construction services was $644,000 in 1997. In 1996, construction services contributed $2.7 million, however, those results excluded the preacquisition months January through April which are typically loss months. The decline was primarily

                                                                              35
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

a result of lower-than-anticipated revenues caused by various project cancellations and curtailments in portions of California, Washington, Missouri, and Kansas. Northern reorganized and closed offices in some of those areas to pursue new contracts in other areas to improve profitability. Comparative information by major income statement caption was not provided for 1996 since those results were for a partial year.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 also requires that changes in the fair value of derivative instruments be recognized currently in earnings in the income statement unless specific hedge accounting criteria are met. Special hedge accounting for qualified hedges allows changes in the fair value of derivative instruments to be offset in the income statement in the period in which the related changes in the fair value of the item being hedged occurs. Hedge accounting requires an entity to formally document, designate, and assess hedge effectiveness. This statement is effective for quarters of fiscal years beginning after June 15, 1999 (i.e., first quarter of 2000). The Company does not currently utilize stand-alone derivatives for speculative purposes or for hedging, and does not have foreign currency exposure. However, the Company is reviewing gas supply and other contracts for potential embedded derivatives that may need to be recognized and disclosed under the requirements of this complex statement.

YEAR 2000 READINESS DISCLOSURE

     Most companies have computer systems that use two digits to identify a year in the date field (e.g. "98" for 1998). These systems must be modified to handle turn-of-the-century calculations. If not corrected, system failures or miscalculations could occur, potentially causing disruptions of operations, including, among other things the inability to process transactions, send invoices, or engage in other normal business activities. The Year 2000 issue also threatens disruptions in government services, telecommunications, and other essential industries. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant.
     In 1994, the Company initiated a comprehensive review of its computer systems to identify processes that could be adversely affected by Year 2000 issues. By early 1995, the Company identified computer application systems that required modification or replacement. Since that time, the Company has focused on converting all business-critical systems to be Year 2000 compliant.
     In addition to the evaluation and remediation of computer application systems and components, the Company has also developed a comprehensive Year 2000 compliance plan. As part of this plan, the Company has formed a Year 2000 project team with the mission of ensuring that all critical systems, facilities, and processes are identified and analyzed for Year 2000 compliance. The project team consists of representatives from several strategic departments of the Company.

 36
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The Year 2000 plan includes specific timetables for categories of tasks for each department as follows:
(1) Assess Year 2000 issues -- complete;
(2) Analyze, prioritize, and catalog Year 2000 issues -- substantially complete;
(3) Create action plans -- in process and due by the first quarter of 1999;
(4) Implement plans and validate compliance -- in process and due by the third quarter of 1999.

     The Company's top priority is to ensure that natural gas can be received from suppliers and delivered to customers. To accomplish this, the Company has sent inquiries to its five major providers of interstate natural gas transportation service. All of these providers have responded to the inquiries indicating that they intend to be Year 2000 compliant before the end of 1999. The Company has also evaluated its gas pipeline delivery systems, which are the systems used to distribute natural gas from the interstate pipelines to the customer. These systems utilize an extensive network of hardware and software devices that schedule, regulate, measure, or otherwise facilitate the flow of natural gas. Of these devices, approximately 70 percent are Year 2000 compliant, while approximately 30 percent were determined to be noncompliant or were in the process of being replaced or remediated. Remediation or replacement of the noncompliant devices is expected to be completed by the middle of 1999.
     Many of the Company's business-critical computer systems are Year 2000 compliant. For example, the customer service system which supports customer billing, accounts receivable, and other customer service functions is Year 2000 compliant. The general ledger accounting system of the Company is also Year 2000 compliant. Year 2000 compliance work on other systems, such as accounts payable, purchasing, human resources, and payroll, is in process. In total, approximately 80 percent (including work-in-progress) of the Company's computer applications are currently Year 2000 compliant. The Company has also assessed its other computer components, such as computer equipment and software, and determined that approximately 90 percent of these components are Year 2000 compliant. The Company projects that both the computer application systems and the other computer components will be Year 2000 compliant by the third quarter of 1999.
     The Company has initiated communications with suppliers and vendors to determine the extent to which those companies are addressing Year 2000 compliance issues. The Company is requiring business-critical suppliers and vendors to certify compliance in order to continue doing business with the Company. In addition, the Company is identifying and contacting alternate suppliers and vendors as part of a Year 2000 contingency plan. All of the companies contacted have responded that efforts are underway to become compliant.
     The Company is also assessing and remediating Year 2000 issues related to embedded system devices (such as microcontrollers used in equipment and machinery), data exchange functions, networks, telecommunications, security access and building control systems, forms, reports, and other business processes and activities. The Company expects these areas to be Year 2000 compliant by the third quarter of 1999.

                                                                              37
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The Company is in the process of developing contingency scenarios for each district and division. These scenarios will consider the systems, operations, and devices that have been identified as at risk for failure. These scenarios will attempt to forecast what failures might occur, where the failures might occur, as well as the impact of the failures on dependent systems, operations, and devices. As part of this process, the Company will identify the most reasonably likely worst case Year 2000 scenario. The Company will then prepare for this scenario by developing contingency plans for all "high risk" systems, operations, and devices. This process will culminate in the development of a "Contingency Plan Operations Guide." This guide will document specific items associated with the Company's Year 2000 contingency plans including personnel-related items, non-labor resources required by the plan, command and decision authority roles, and location and function of a contingency command center. The Contingency Plan Operations Guide is scheduled for completion during the third quarter of 1999.
     The Company estimates that the cost of remediation will be approximately $2 million. Expenditures of approximately $1 million have already been incurred in connection with systems that have been converted. The remediation costs include internal labor costs, as well as fees and expenses paid to outside contractors specifically associated with reprogramming or replacing noncompliant components. At the present time, the Company does not expect that such expenditures will have a material impact on results of operations or financial condition.
     The Company's Year 2000 plans, including costs and completion schedules, are based on management's best estimates. These estimates were derived using numerous assumptions of future events including, but not limited to, third party modification plans, availability of qualified personnel, support of software vendors, and other factors. The Company is also relying on the representations made by significant third party suppliers and vendors.

FORWARD-LOOKING STATEMENTS

     This annual report contains statements which constitute "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 (Reform Act). All such forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act. A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, the impact of weather variations on customer usage, natural gas prices, the effects of regulation/deregulation, the timing and amount of rate relief, the outcome of Southwest's challenges to regulatory actions in California and Nevada, changes in capital requirements and funding, Year 2000 remediation efforts, acquisitions, competition, and merger-related developments (see Note 13 of the Notes to Consolidated Financial Statements).

 38
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

COMMON STOCK PRICE AND DIVIDEND INFORMATION

                                                        1998               1997         Dividends Paid
                                                  ----------------   ----------------   ---------------
                                                   High      Low      High      Low      1998     1997
-------------------------------------------------------------------------------------------------------
First Quarter...................................  $21 1/2  $17 5/16  $20 1/4   $17 1/4  $0.205   $0.205
Second Quarter..................................  25       20 3/8    19 7/8    16 1/8    0.205    0.205
Third Quarter...................................  24 1/2   17 3/8    20 1/8    17 3/4    0.205    0.205
Fourth Quarter..................................  26 7/8   20 3/16    19 15/1  17 1/8    0.205    0.205
                                                                                         --------------
                                                                                        $0.820   $0.820
                                                                                         --------------
                                                                                         --------------

     The principal markets on which the common stock of the Company is traded are the New York Stock Exchange and the Pacific Stock Exchange. At March 15, 1999 there were 24,186 holders of record of common stock and the market price of the common stock was $27.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS,
SOUTHWEST GAS CORPORATION:

     We have audited the accompanying consolidated balance sheets of Southwest Gas Corporation (a California corporation, hereinafter referred to as the Company) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Las Vegas, Nevada
March 26, 1999

 40                         CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        December 31,                             1998         1997
-------------------------------------------------------------------------------------
(Thousands of dollars, except par value)
ASSETS
Utility plant:
  Gas plant.................................................  $2,020,139   $1,867,824
  Less: accumulated depreciation............................    (612,138)    (551,083)
  Acquisition adjustments...................................       3,881        4,259
  Construction work in progress.............................      47,480       39,294
-------------------------------------------------------------------------------------
    Net utility plant (Note 2)..............................   1,459,362    1,360,294
-------------------------------------------------------------------------------------
Other property and investments..............................      73,926       64,928
-------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents.................................      18,535       17,567
  Accounts receivable, net of allowances (Note 3)...........      88,037       78,016
  Accrued utility revenue...................................      56,873       54,373
  Income tax benefit........................................          --       19,425
  Deferred purchased gas costs (Note 4).....................      57,595       86,952
  Prepaids and other current assets.........................      26,346       32,211
-------------------------------------------------------------------------------------
    Total current assets....................................     247,386      288,544
-------------------------------------------------------------------------------------
Deferred charges and other assets (Note 4)..................      50,020       55,293
-------------------------------------------------------------------------------------
Total assets................................................  $1,830,694   $1,769,059
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
Capitalization:
  Common stock, $1 par (authorized -- 45,000,000 shares;
    issued and outstanding -- 30,409,616 and 27,387,016
    shares).................................................  $   32,040   $   29,017
  Additional paid-in capital................................     424,840      360,683
  Retained earnings (accumulated deficit)...................      19,520       (3,721)
-------------------------------------------------------------------------------------
    Total common equity.....................................     476,400      385,979
  Company-obligated mandatorily redeemable preferred
    securities of the Company's subsidiary, Southwest Gas
    Capital I, holding solely $61.8 million principal amount
    of 9.125% subordinated notes of the Company due 2025
    (Note 5)................................................      60,000       60,000
  Long-term debt, less current maturities (Note 6)..........     812,906      778,693
-------------------------------------------------------------------------------------
    Total capitalization....................................   1,349,306    1,224,672
-------------------------------------------------------------------------------------
Commitments and contingencies (Note 8)
Current liabilities:
  Current maturities of long-term debt (Note 6).............       5,270        5,621
  Short-term debt (Note 7)..................................      52,000      142,000
  Accounts payable..........................................      64,295       62,324
  Customer deposits.........................................      24,333       21,945
  Accrued taxes.............................................      33,480       21,125
  Accrued interest..........................................      13,872       13,007
  Deferred taxes (Note 10)..................................      12,627       24,163
  Other current liabilities.................................      44,917       34,222
-------------------------------------------------------------------------------------
    Total current liabilities...............................     250,794      324,407
-------------------------------------------------------------------------------------
Deferred income taxes and other credits:
  Deferred income taxes and investment tax credits (Note
    10).....................................................     179,666      168,282
  Other deferred credits (Note 4)...........................      50,928       51,698
-------------------------------------------------------------------------------------
    Total deferred income taxes and other credits...........     230,594      219,980
-------------------------------------------------------------------------------------
Total capitalization and liabilities........................  $1,830,694   $1,769,059
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

        The accompanying notes are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF INCOME                       41
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  Year Ended December 31,                       1998       1997       1996
--------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Operating revenues:
  Gas operating revenues....................................  $799,597   $614,665   $546,361
  Construction revenues.....................................   117,712    117,345     97,700
--------------------------------------------------------------------------------------------
    Total operating revenues................................   917,309    732,010    644,061
--------------------------------------------------------------------------------------------
Operating expenses:
  Net cost of gas sold......................................   329,849    209,338    187,580
  Operations and maintenance................................   209,172    201,159    198,364
  Depreciation and amortization.............................    88,804     84,661     73,699
  Taxes other than income taxes.............................    31,646     29,393     28,156
  Construction expenses.....................................   103,668    105,198     84,689
--------------------------------------------------------------------------------------------
    Total operating expenses................................   763,139    629,749    572,488
--------------------------------------------------------------------------------------------
Operating income............................................   154,170    102,261     71,573
--------------------------------------------------------------------------------------------
Other income and (expenses):
  Net interest deductions...................................   (63,354)   (63,218)   (54,913)
  Preferred securities distributions (Note 5)...............    (5,475)    (5,475)    (5,475)
  Other income (deductions), net (Note 11)..................    (1,390)   (12,240)      (737)
--------------------------------------------------------------------------------------------
    Total other income and (expenses).......................   (70,219)   (80,933)   (61,125)
--------------------------------------------------------------------------------------------
Income before income taxes..................................    83,951     21,328     10,448
Income tax expense (Note 10)................................    36,414      4,859      3,874
--------------------------------------------------------------------------------------------
Net income..................................................  $ 47,537   $ 16,469   $  6,574
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
Basic earnings per share (Note 15)..........................  $   1.66   $   0.61   $   0.25
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
Diluted earnings per share (Note 15)........................  $   1.65   $   0.61   $   0.25
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
Average number of common shares outstanding.................    28,611     27,069     25,888
Average shares outstanding (assuming dilution)..............    28,815     27,193     25,955

        The accompanying notes are an integral part of these statements.

 42                    CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  Year Ended December 31,                       1998        1997        1996
-----------------------------------------------------------------------------------------------
(Thousands of dollars)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income................................................  $  47,537   $  16,469   $   6,574
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................     88,804      84,661      73,699
    Deferred income taxes...................................       (152)     47,476      17,453
    Changes in current assets and liabilities:
      Accounts receivable, net of allowances................    (10,021)     (7,913)    (17,886)
      Accrued utility revenue...............................     (2,500)     (7,873)     (2,600)
      Deferred purchased gas costs..........................     29,357     (96,384)    (23,344)
      Accounts payable......................................      1,971      12,373       4,964
      Accrued taxes.........................................     31,780      (8,277)    (19,139)
      Other current assets and liabilities..................     15,763       2,004       2,498
    Other...................................................        978      13,889       9,976
-----------------------------------------------------------------------------------------------
    Net cash provided by operating activities...............    203,517      56,425      52,195
-----------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
  Construction expenditures and property additions..........   (194,621)   (169,614)   (218,835)
  Proceeds from bank sale...................................         --          --     191,662
  Other.....................................................      4,327      (1,308)    (22,112)
-----------------------------------------------------------------------------------------------
    Net cash used in investing activities...................   (190,294)   (170,922)    (49,285)
-----------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
  Issuance of common stock, net.............................     67,180      12,205      18,110
  Dividends paid............................................    (23,676)    (22,177)    (21,311)
  Issuance of long-term debt, net...........................     40,864     120,321     164,876
  Retirement of long-term debt, net.........................     (6,623)     (7,565)   (248,531)
  Issuance (repayment) of short-term debt...................    (90,000)     21,000      81,058
-----------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities.....    (12,255)    123,784      (5,798)
-----------------------------------------------------------------------------------------------
  Change in cash and temporary cash investments.............        968       9,287      (2,888)
  Cash at beginning of period...............................     17,567       8,280      11,168
-----------------------------------------------------------------------------------------------
  Cash at end of period.....................................  $  18,535   $  17,567   $   8,280
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
  Supplemental information:
  Interest paid, net of amounts capitalized.................  $  61,164   $  58,771   $  60,008
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
  Income taxes paid (received), net.........................  $   4,968   $ (33,954)  $  18,682
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

        The accompanying notes are an integral part of these statements.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                43
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                  Common Stock      Additional
                                               ------------------    Paid-in     Retained
                                               Shares     Amount     Capital     Earnings      Total
------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
DECEMBER 31, 1995............................   24,467   $ 26,097   $ 312,631    $ 17,322    $ 356,050
  Common stock issuances.....................    2,266      2,266      36,501                   38,767
  Net income.................................                                       6,574        6,574
  Dividends declared
    Common: $0.82 per share..................                                     (21,775)     (21,775)
------------------------------------------------------------------------------------------------------

DECEMBER 31, 1996............................   26,733     28,363     349,132       2,121      379,616
  Common stock issuances.....................      654        654      11,551                   12,205
  Net income.................................                                      16,469       16,469
  Dividends declared
    Common: $0.82 per share..................                                     (22,311)     (22,311)
------------------------------------------------------------------------------------------------------

DECEMBER 31, 1997............................   27,387     29,017     360,683      (3,721)     385,979
  Common stock issuances.....................    3,023      3,023      64,157                   67,180
  Net income.................................                                      47,537       47,537
  Dividends declared
    Common: $0.82 per share..................                                     (24,296)     (24,296)
------------------------------------------------------------------------------------------------------

DECEMBER 31, 1998............................   30,410*  $ 32,040   $ 424,840    $ 19,520    $ 476,400
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

    * At December 31, 1998 2.1 million common shares were registered and available for issuance under provisions of the Employee Investment Plan, the Stock Incentive Plan, and the Dividend Reinvestment and Stock Purchase Plan.

        The accompanying notes are an integral part of these statements.

 44                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    NOTE 1.
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  45
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

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

DEPRECIATION AND AMORTIZATION. Utility plant depreciation is computed on the straight-line remaining life method at composite rates considered sufficient to amortize costs over estimated service lives, including components which adjust for salvage value and removal costs, as approved by the appropriate regulatory agency. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. Acquisition adjustments are amortized, as ordered by regulators, over periods which approximate the remaining estimated life of the acquired properties. Costs related to refunding utility debt and debt issuance expenses are deferred and amortized over the weighted-average lives of the new issues. Other regulatory assets, when appropriate, are amortized over time periods authorized by regulators. Nonutility property and equipment are depreciated on a straight-line method based on the estimated useful lives of the related assets.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC). AFUDC represents the cost of both debt and equity funds used to finance utility construction. AFUDC is capitalized as part of the cost of utility plant. The Company capitalized $2.4 million in 1998, $1.6 million in 1997, and $1.8 million in 1996 of AFUDC related to natural gas utility operations. The debt portion of AFUDC is reported in the consolidated statements of income as an offset to net interest deductions and the equity portion is reported as other income. Utility plant construction costs, including AFUDC, are recovered in authorized rates through depreciation when completed projects are placed into operation, and general rate relief is requested and granted.

EARNINGS PER SHARE. The Company implemented Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," for 1997 financial reporting purposes. Basic earnings per share (EPS) are calculated by dividing net income by the weighted-average number of shares outstanding during the period. Diluted EPS includes additional weighted-average common stock equivalents (stock options and performance shares). Unless otherwise noted, the term "Earnings Per Share" refers to Basic EPS. A

 46                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

reconciliation of the shares used in the Basic and Diluted EPS calculations is shown in the following table. Net income was the same for Basic and Diluted EPS calculations.

                                                               1998             1997             1996
-----------------------------------------------------------------------------------------------------
(In thousands)
Average basic shares.......................................  28,611           27,069           25,888
Effect of dilutive securities
    Stock options..........................................     108               61               27
    Performance shares.....................................      96               63               40
-----------------------------------------------------------------------------------------------------
Average diluted shares.....................................  28,815           27,193           25,955
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

CASH FLOWS. For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and financial instruments with a maturity of three months or less, but exclude funds held in trust from the issuance of industrial development revenue bonds.

RECLASSIFICATIONS. Certain reclassifications have been made to amounts shown for prior years to conform to the current-year presentation.

                                    NOTE 2.
                                 UTILITY PLANT

Net utility plant as of December 31, 1998 and 1997 was as follows (thousands of dollars):

December 31,                                                        1998                 1997
---------------------------------------------------------------------------------------------
Gas plant:
    Storage.................................................  $    3,316           $    3,233
    Transmission............................................     170,512              169,033
    Distribution............................................   1,598,703            1,458,707
    General.................................................     186,468              178,838
    Other...................................................      61,140               58,013
---------------------------------------------------------------------------------------------
                                                               2,020,139            1,867,824
Less: accumulated depreciation..............................    (612,138)            (551,083)
Acquisition adjustments, net................................       3,881                4,259
Construction work in progress...............................      47,480               39,294
---------------------------------------------------------------------------------------------
    Net utility plant.......................................  $1,459,362           $1,360,294
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

     Depreciation expense on gas plant was $78.4 million in 1998, $73.5 million in 1997, and $66.9 million in 1996.

LEASES AND RENTALS. Southwest leases the liquefied natural gas (LNG) facilities on its northern Nevada system, a portion of its corporate headquarters office complex in Las Vegas, and its administrative offices in Phoenix. The leases provide for current terms which expire in 2003, 2017, and 2004, respectively, with optional renewal terms available at the expiration dates. The rental payments for the LNG facilities are $6.7 million annually and $30 million in the aggregate. The rental payments for the corporate headquarters office complex are $1.8 million for each year 1999 through 2002, $1.9 in 2003 and $28.2 million cumulatively thereafter. The rental payments for the Phoenix administrative offices are $1.2 million for 1999 and 2000, $1.3 million for each of the years 2001 through 2003, and $1 million in the final year of the lease. In addition to the above, the Company leases certain office and construction equipment. The majority of these leases are short-term. These

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  47
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

leases are accounted for as operating leases, and for the gas segment are treated as such for regulatory purposes. Rentals included in operating expenses for all operating leases were $22.6 million in 1998, $20.7 million in 1997, and $19.9 million in 1996. These amounts include Northern lease expenses of approximately $7.6 million in 1998, $6.7 million in 1997, and $6 million in 1996 for various short-term leases of equipment and temporary office sites.

     The following is a schedule of future minimum lease payments for noncancellable operating leases (with initial or remaining terms in excess of one year) as of December 31, 1998 (thousands of dollars):

Year Ending December 31,
---------------------------------------------------------------------
1999........................................................  $10,213
2000........................................................   10,004
2001........................................................   10,062
2002........................................................    9,999
2003........................................................    6,470
Thereafter..................................................   29,197
---------------------------------------------------------------------
Total minimum lease payments................................  $75,945
---------------------------------------------------------------------
---------------------------------------------------------------------

                                    NOTE 3.
                       RECEIVABLES AND RELATED ALLOWANCES

     Business activity with respect to gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. At December 31, 1998, gas utility customer accounts receivable were $67.3 million. Approximately 57 percent of the gas utility customers were in Arizona, 33 percent in Nevada, and 10 percent in California. Although the Company seeks to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on certain accounts, some accounts are ultimately not collected. Provisions for uncollectible accounts are recorded monthly, as needed, and are included in the ratemaking process as a cost of service. Activity in the allowance for uncollectibles is summarized as follows (thousands of dollars):

                                                                   Allowance
                                                               for Uncollectibles
----------------------------------------------------------------------------------
Balance, December 31, 1995..................................        $ 1,227
    Additions charged to expense............................          1,285
    Accounts written off, less recoveries...................         (1,002)
----------------------------------------------------------------------------------
Balance, December 31, 1996..................................          1,510
    Additions charged to expense............................          1,495
    Accounts written off, less recoveries...................         (1,427)
----------------------------------------------------------------------------------
Balance, December 31, 1997..................................          1,578
    Additions charged to expense............................          2,057
    Accounts written off, less recoveries...................         (2,290)
----------------------------------------------------------------------------------
Balance, December 31, 1998..................................        $ 1,345
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

 48                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    NOTE 4.
                       REGULATORY ASSETS AND LIABILITIES

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

                        December 31,                            1998               1997
-----------------------------------------------------------------------------------------
Regulatory assets:
    Deferred purchased gas costs............................  $ 57,595           $ 86,952
    SFAS No. 109 -- Income taxes, net.......................     7,870              9,651
    Unamortized premium on reacquired debt..................    16,107             16,803
    Other...................................................    21,478             23,048
-----------------------------------------------------------------------------------------
                                                               103,050            136,454
Regulatory liabilities:
    Supplier and other rate refunds due customers...........    (2,809)            (1,059)
    Other...................................................      (241)            (1,124)
-----------------------------------------------------------------------------------------
Net regulatory assets.......................................  $100,000           $134,271
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

                                    NOTE 5.
                              PREFERRED SECURITIES

PREFERRED SECURITIES OF SOUTHWEST GAS CAPITAL I. In October 1995, Southwest Gas Capital I (the Trust), a consolidated wholly owned subsidiary of the Company, issued $60 million of 9.125% Trust Originated Preferred Securities (the Preferred Securities). In connection with the Trust's issuance of the Preferred Securities and the related purchase by the Company of all of the Trust's common securities (the Common Securities), the Company issued to the Trust $61.8 million principal amount of its 9.125% Subordinated Deferrable Interest Notes, due 2025 (the Subordinated Notes). The sole assets of the Trust are and will be the Subordinated Notes. The interest and other payment dates on the Subordinated Notes correspond to the distribution and other payment dates on the Preferred Securities and Common Securities. Under certain circumstances, the Subordinated Notes may be distributed to the holders of the Preferred Securities and holders of the Common Securities in liquidation of the Trust. The Subordinated Notes are redeemable at the option of the Company on or after December 31, 2000, at a redemption price of $25 per Subordinated Note plus accrued and unpaid interest. In the event that the Subordinated Notes are repaid, the Preferred Securities and the Common Securities will be redeemed on a pro rata basis at $25 per Preferred Security and Common Security plus accumulated and unpaid distributions. The Company's obligations under the Subordinated Notes, the Declaration of Trust (the agreement under which the Trust was formed), the guarantee of payment of certain distributions, redemption payments and liquidation payments with respect to the Preferred Securities to the extent the Trust has funds available therefor and the indenture governing the Subordinated Notes, including the Company's agreement pursuant to such indenture to pay all fees and expenses of the Trust, other than with respect to the Preferred Securities and Common Securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities. As of December 31, 1998, 2.4 million Preferred Securities were outstanding.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  49
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

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

                                    NOTE 6.
                                 LONG-TERM DEBT

December
31,                                                    1998                 1997
--------------------------------------------------------------------------------

                                                              Carrying    Market    Carrying    Market
                                                               Amount     Value      Amount     Value
-------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Debentures:
    9 3/4% Series F, due 2002...............................  $100,000   $111,672   $100,000   $112,120
    7 1/2% Series, due 2006.................................    75,000     83,063     75,000     78,116
    8% Series, due 2026.....................................    75,000     84,301     75,000     82,028
    Medium-term notes, 7.59% series, due 2017...............    25,000     26,817     25,000     26,214
    Medium-term notes, 7.78% series, due 2022...............    25,000     27,458     25,000     26,735
    Medium-term notes, 7.92% series, due 2027...............    25,000     27,852     25,000     27,121
    Medium-term notes, 6.89% series, due 2007...............    17,500     18,242     17,500     17,327
    Medium-term notes, 6.76% series, due 2027...............     7,500      7,277      7,500      7,079
    Medium-term notes, 6.27% series, due 2008...............    25,000     24,997         --         --
    Unamortized discount....................................    (3,452)        --     (3,592)        --
-------------------------------------------------------------------------------------------------------
                                                               371,548               346,408
-------------------------------------------------------------------------------------------------------
Revolving credit facility...................................   200,000    200,000    200,000    200,000
-------------------------------------------------------------------------------------------------------
Industrial development revenue bonds:
    Variable-rate bonds
         Series A, due 2028.................................    50,000     50,000     50,000     50,000
         Less funds held in trust...........................   (19,684)        --    (25,926)        --
-------------------------------------------------------------------------------------------------------
                                                                30,316                24,074
-------------------------------------------------------------------------------------------------------
    Fixed-rate bonds
         7.30% 1992 Series A, due 2027......................    30,000     28,484     30,000     30,288
         7.50% 1992 Series B, due 2032......................   100,000     96,777    100,000    102,883
         6.50% 1993 Series A, due 2033......................    75,000     63,591     75,000     67,661
         Unamortized discount...............................    (3,448)        --     (3,551)        --
-------------------------------------------------------------------------------------------------------
                                                               201,552               201,449
-------------------------------------------------------------------------------------------------------
Other.......................................................    14,760         --     12,383         --
-------------------------------------------------------------------------------------------------------
                                                               818,176               784,314
Less current maturities.....................................    (5,270)               (5,621)
-------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities.....................  $812,906              $778,693
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

 50                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     In October 1996, the Company filed a $250 million shelf registration statement. In connection with this registration statement, the Company may offer, up to the registered amount, any combination of debt securities, preferred stock, depositary shares, and common stock. The Company filed a prospectus supplement in December 1996 identifying $150 million of the shelf as medium-term notes. During 1997 and 1998, the Company issued a total of $125 million in medium-term notes.
     In June 1997, the Company entered into a $350 million revolving credit agreement which replaced a previous $200 million term-loan facility and a $150 million short-term credit line. Revolving credit loans bear interest at either the London Interbank Offering Rate (LIBOR) plus or minus a competitive margin or prime rate plus one half of one percent of the Federal Funds rate. Any amounts borrowed under the revolving credit agreement become payable in June 2002. The Company has designated $200 million of the total facility as long-term debt and uses the remaining $150 million for working capital purposes and has designated the related outstanding amounts as short-term debt.
     The interest rate on the variable-rate industrial development revenue bonds
(IDRB) is established on a weekly basis and averaged 3.74 percent in 1998, 4.18 percent in 1997, and 4.16 percent in 1996. At the option of the Company, the interest period can be converted from a weekly rate to a daily-term or variable-term rate.
     The fair value of the revolving credit facility approximates carrying value. Market values for the debentures and fixed-rate IDRB were determined based on dealer quotes using trading records for December 31, 1998 and 1997, as applicable, and other secondary sources which are customarily consulted for data of this kind. The carrying value of the IDRB Series due 2028 was used as the estimate of fair value based upon the variable interest rate of the bonds.
     Estimated maturities of long-term debt for the next five years are expected to be $5.3 million, $4.9 million, $2.5 million, $302 million, and $95,000, respectively.

                                    NOTE 7.
                                SHORT-TERM DEBT

     In June 1997, a portion of the $350 million revolving credit facility, discussed in Note 6, replaced various credit lines which aggregated $150 million. Short-term borrowings were $52 million and $142 million at December 31, 1998 and 1997, respectively. The weighted-average interest rates on these borrowings were 7.62 percent at December 31, 1998 and 6.54 percent at December 31, 1997.
     In October 1997, the Company entered into a $50 million unsecured line of credit agreement with various banks, for general working capital purposes, which expired in October 1998. During 1998 and 1997, no amounts were outstanding on this line of credit.

                                    NOTE 8.
                         COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS. The Company has been named as defendant in various legal proceedings. The ultimate dispositions of these proceedings are not presently determinable; however, it is the opinion of management that no litigation to which the Company is subject will have a material adverse impact on its financial position or results of operations.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  51
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    NOTE 9.
                               EMPLOYEE BENEFITS

     Southwest has a noncontributory qualified retirement plan with defined benefits covering substantially all employees. Southwest also provides postretirement benefits other than pensions (PBOP) to its qualified retirees for health care, dental, and life insurance benefits.
     In 1998, the Company adopted SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which standardized the disclosure requirements for pensions and other postretirement benefits. SFAS No. 132 did not change the measurement or recognition of amounts related to those plans. Prior-year amounts were reclassified to conform to the new standard. The following tables set forth the qualified retirement plan and PBOP funded status and amounts recognized on the Consolidated Balance Sheets and Statements of Income.

                                                            Qualified
                                                         Retirement Plan               PBOP
                                                       --------------------    --------------------
                                                         1998        1997        1998        1997
---------------------------------------------------------------------------------------------------
(Thousands of dollars)
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligation for service rendered to date at
  beginning of year (PBO/APBO).......................  $190,389    $187,183    $ 21,698    $ 23,888
Service cost.........................................     9,130       9,630         504         567
Interest cost........................................    14,092      12,945       1,591       1,638
Actuarial loss (gain)................................    14,221     (14,870)      1,334      (3,415)
Benefits paid........................................    (5,000)     (4,499)     (1,150)       (980)
---------------------------------------------------------------------------------------------------
Benefit obligation at end of year (PBO/APBO).........   222,832     190,389      23,977      21,698
---------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Market value of plan assets at beginning of year.....   232,413     195,994       3,581       2,408
Actual return on plan assets.........................    28,272      35,305         487         479
Employer contributions...............................        --       5,613       2,611         693
Benefits paid........................................    (5,000)     (4,499)         --          --
---------------------------------------------------------------------------------------------------
Market value of plan assets at end of year...........   255,685     232,413       6,679       3,580
---------------------------------------------------------------------------------------------------
Funded status -- over (under)........................    32,853      42,024     (17,298)    (18,117)
Unrecognized net actuarial loss (gain)...............   (44,467)    (48,647)       (231)     (1,151)
Unrecognized transition obligation (2004/2012).......     4,142       4,979      12,137      13,004
Unrecognized prior service cost......................       295         352          --          --
---------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost.......................  $ (7,177)   $ (1,292)   $ (5,392)   $ (6,264)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS
  AS OF DECEMBER 31,
Discount rate........................................      7.00%       7.50%       7.00%       7.50%
Expected return on plan assets.......................      9.00%       9.00%       9.00%       9.00%
Rate of compensation increase........................      4.50%       4.75%       4.50%       4.75%

     For PBOP measurement purposes, a seven percent annual rate of increase in the per capita cost of covered health care benefits is assumed for 1999. The rate is assumed to decrease one-half of one percent per

 52                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

year until 2003, at which time the average annual increase is projected to be five percent. The Company makes fixed contributions for health care benefits of employees who retire after 1988, but pays up to 100 percent of covered health care costs for employees who retired prior to 1989. The assumed annual rate increase noted above applies to the benefit obligations of pre-1989 retirees only.

Components of net periodic benefit cost:

                                                  Qualified Retirement Plan                PBOP
                                                ------------------------------   ------------------------
                                                  1998       1997       1996      1998     1997     1996
---------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Service cost..................................  $  9,130   $  9,630   $  8,762   $  504   $  567   $  521
Interest cost.................................    14,092     12,945     11,992    1,591    1,638    1,638
Expected return on plan assets................   (18,199)   (16,270)   (14,428)    (349)    (244)    (175)
Amortization of prior service costs...........        57         57         57       --       --       --
Amortization of unrecognized transition
  obligation..................................       837        837        837      867      867      867
Amortization of net (gain) loss...............       (32)        --         --       --       12       53
---------------------------------------------------------------------------------------------------------
Net periodic benefit cost.....................  $  5,885   $  7,199   $  7,220   $2,613   $2,840   $2,904
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

     In addition to the qualified retirement plan, Southwest has a separate unfunded supplemental retirement plan which is limited to officers. The plan is noncontributory with defined benefits. Plan costs were $2 million in 1998, $2 million in 1997, and $1.8 million in 1996. The accumulated benefit obligation of the plan was $17.1 million at December 31, 1998.
     The Employees' Investment Plan provides for purchases of the Company's common stock or certain other investments by eligible Southwest employees through deductions of up to 16 percent of base compensation, subject to IRS limitations. Southwest matches one-half of amounts deferred up to six percent of an employee's annual compensation. The cost of the plan was $2.6 million in 1998, $2.5 million in 1997, and $2.6 million in 1996. Northern has a separate plan, the cost and liability for which are not significant.
     Southwest has a deferred compensation plan for all officers and members of the Board. The plan provides the opportunity to defer up to 100 percent of annual cash compensation. Southwest matches one-half of amounts deferred up to six percent of an officer's annual salary. Payments of compensation deferred, plus interest, are made in equal monthly installments over 5, 10, 15, or 20 years, as elected by the participant. Deferred compensation earns interest at a rate determined each January. The interest rate represents 150 percent of Moody's Seasoned Corporate Bond Index.
     At December 31, 1998, the Company had two stock-based compensation plans. These plans are accounted for in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees." In connection with the stock-based compensation plans, the Company recognized compensation expense of $2.1 million in 1998, $1 million in 1997, and $571,000 in 1996. Had compensation cost been determined based on the fair value of the awards at the grant dates, net income and earnings per share would have reflected the pro forma amounts indicated below (thousands of dollars, except per share amounts):

                                                                        1998       1997       1996
---------------------------------------------------------------------------------------------------
Net income............................................  As reported    $47,537    $16,469    $6,574
                                                        Pro forma       47,869     16,318     6,535
Basic earnings per share..............................  As reported       1.66       0.61      0.25
                                                        Pro forma         1.67       0.60      0.25

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  53
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     With respect to the first plan, the Company may grant options to purchase shares of common stock to key employees and outside directors. Each option has an exercise price equal to the market price of Company common stock on the date of grant and a maximum term of 10 years. In 1998, 118,000 options were granted. The options vest 40 percent at the end of year one and 30 percent at the end of years two and three. The grant date fair value of the options was estimated using the extended binomial option pricing model. The following assumptions were used in the valuation calculation:

                                                         1998              1997              1996
------------------------------------------------------------------------------------------------------
Dividend yield..................................              3.15%             4.09%             4.65%
Risk-free interest rate range...................      5.36 to 5.63%     5.28 to 5.38%     5.83 to 6.42%
Expected volatility range.......................          22 to 25%         22 to 24%         22 to 25%
Expected life...................................      1 to 3 years      1 to 3 years      1 to 3 years

     The following tables summarize the Company's stock option plan activity and related information (thousands of options):

                                          1998                      1997                      1996
                                 -----------------------   -----------------------   -----------------------
                                              Weighted-                 Weighted-                 Weighted-
                                               average                   average                   average
                                   Number      exercise      Number      exercise      Number      exercise
                                 of options     price      of options     price      of options     price
------------------------------------------------------------------------------------------------------------
Outstanding at the beginning of
  the year.....................     472         $15.96        380         $15.00         --             --
Granted during the year........     118          23.04        121          18.78        380         $15.00
Exercised during the year......      --             --         --             --         --             --
Forfeited during the year......      (3)         15.80        (29)         15.14         --             --
Expired during the year........      --             --         --             --         --             --
------------------------------------------------------------------------------------------------------------
Outstanding at year end........     587         $17.38        472         $15.96        380         $15.00
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Exercisable at year end........     295         $16.19        141         $15.00         --             --
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

     The weighted-average grant-date fair value of options granted was $2.68 for 1998, $2.26 for 1997, and $1.79 for 1996. The exercise prices for the options granted range from $15.00 to $23.06. On December 31, 1998, the options outstanding had a weighted-average remaining contractual life of approximately
8.1 years.
     In addition to the option plan, the Company may issue restricted stock in the form of performance shares to encourage key employees to remain in its employment to achieve short-term and long-term performance goals. Plan participants are eligible to receive a cash bonus (i.e., short-term incentive) and performances shares (i.e., long-term incentive). The performance shares vest after three years from issuance and are subject

 54                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

to a final adjustment as determined by the Board of Directors. The following table summarizes the activity of this plan (thousands of shares):

Year Ended December 31,                                        1998      1997      1996
----------------------------------------------------------------------------------------
Nonvested performance shares at beginning of year...........     126        93        41
Performance shares granted..................................      67        59        64
Performance shares forfeited................................      --        --        --
Shares vested and issued....................................     (21)      (26)      (12)
----------------------------------------------------------------------------------------
Nonvested performance shares at end of year.................     172       126        93
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Grant date fair value of award..............................  $18.69    $19.25    $17.63
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

                                    NOTE 10.
                                  INCOME TAXES

     Income tax expense (benefit) consists of the following:

Year Ended December 31,                                        1998        1997        1996
---------------------------------------------------------------------------------------------
(Thousands of dollars)
Current:
  Federal...................................................  $32,267    $(42,921)   $(15,087)
  State.....................................................    2,519      (2,227)     (1,566)
---------------------------------------------------------------------------------------------
                                                               34,786     (45,148)    (16,653)
---------------------------------------------------------------------------------------------
Deferred:
  Federal...................................................     (268)     47,614      18,832
  State.....................................................    1,896       2,393       1,695
---------------------------------------------------------------------------------------------
                                                                1,628      50,007      20,527
---------------------------------------------------------------------------------------------
    Total income tax expense................................  $36,414    $  4,859    $  3,874
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

     Deferred income tax expense (benefit) consists of the following significant components:

                  Year Ended December 31,                       1998       1997       1996
--------------------------------------------------------------------------------------------
(Thousands of dollars)
Deferred federal and state:
    Property-related items..................................  $ 15,586    $19,006    $11,586
    Purchased gas cost adjustments..........................   (10,344)    37,156      8,437
    All other deferred......................................    (2,746)    (5,287)     1,372
--------------------------------------------------------------------------------------------
         Total deferred federal and state...................     2,496     50,875     21,395
Deferred investment tax credit, net.........................      (868)      (868)      (868)
--------------------------------------------------------------------------------------------
         Total deferred income tax expense..................  $  1,628    $50,007    $20,527
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  55
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The consolidated effective income tax rate for the period ended December 31, 1998 and the two prior periods differs from the federal statutory income tax rate. The sources of these differences and the effect of each are summarized as follows:

Year Ended December 31,                                       1998      1997       1996
---------------------------------------------------------------------------------------
Federal statutory income tax rate...........................  35.0%      35.0%     35.0%
    Net state tax liability.................................   5.5        4.2       5.0
    Property-related items..................................   1.3        3.8       8.8
    Effect of Internal Revenue Service Examination..........    --      (16.0)       --
    Tax credits.............................................  (1.0)      (4.0)     (8.3)
    Tax exempt interest.....................................  (0.3)      (1.7)     (3.7)
    Corporate owned life insurance..........................   1.0       (1.0)     (4.0)
    All other differences...................................   1.9        2.5       4.3
---------------------------------------------------------------------------------------
    Consolidated effective income tax rate..................  43.4%      22.8%     37.1%
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

Deferred tax assets and liabilities consist of the following:

December 31,                                                    1998               1997
-----------------------------------------------------------------------------------------
(Thousands of dollars)
Deferred tax assets:
    Deferred income taxes for future amortization of ITC....  $ 11,673           $ 12,201
    Employee benefits.......................................     9,779              7,459
    Other...................................................     8,996              9,278
    Valuation allowance.....................................        --                 --
-----------------------------------------------------------------------------------------
                                                                30,448             28,938
-----------------------------------------------------------------------------------------
Deferred tax liabilities:
    Property-related items, including accelerated
  depreciation..............................................   149,095            133,539
    Regulatory balancing accounts...........................    23,280             33,626
    Property-related items previously flowed-through........    19,543             21,851
    Unamortized ITC.........................................    17,271             18,138
    Debt-related costs......................................     6,258              6,458
    Other...................................................     7,294              7,771
-----------------------------------------------------------------------------------------
                                                               222,741            221,383
-----------------------------------------------------------------------------------------
Net deferred tax liabilities................................  $192,293           $192,445
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
Current.....................................................  $ 12,627           $ 24,163
Noncurrent..................................................   179,666            168,282
-----------------------------------------------------------------------------------------
Net deferred tax liabilities................................  $192,293           $192,445
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

     At December 31, 1998, the Company has an Arizona net operating loss carryforward of $35 million which expires in 2002. The Company anticipates utilizing the net operating loss carryforward prior to expiration. Additionally, the Company has an alternative minimum tax credit carryforward of approximately $7.6 million, which can be carried forward indefinitely.

 56                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    NOTE 11.
               CALIFORNIA EXPANSION AND LNG CONSTRUCTION PROJECTS

NORTHERN CALIFORNIA EXPANSION PROJECT. In December 1993, Southwest filed an application with the California Public Utilities Commission (CPUC) to expand its northern California service territory and extend service into Truckee, California. The application included a proposed regulatory mechanism for recovering the cost of the expansion. In May 1994, rate and cost recovery issues related to the expansion application were combined by the CPUC with a January 1994 general rate application Southwest had filed with the CPUC. In September 1994, a Joint Motion and Stipulation and Settlement Agreement (Settlement) was presented to the CPUC which resolved the general rate case and addressed the expansion related cost recovery issues. In December 1994, the Settlement was approved. In April 1995, Southwest received CPUC approval for the certificate of public convenience and necessity to serve the expansion areas.
     In its filing, Southwest had indicated that expansion into Truckee would occur in three phases and result in the conversion of an estimated 9,200 customers to natural gas service from their existing fuel, primarily propane. The CPUC established a cost cap of $29.1 million for the project.
     In 1995, Southwest completed Phase I of the expansion project, which involved transmission system reinforcement and distribution system expansion to accommodate approximately 940 customers. Construction costs of $7.1 million were on target with the cost estimate approved by the CPUC.
     Phase II of the project involved extending the transmission system to Truckee and expanding the distribution system to accommodate an estimated 4,200 customers. The cost cap apportioned to Phase II was approximately $13.8 million. The incurred cost of Phase II was $28.8 million. An estimated $9.2 million of the Phase II cost overrun was due to changes in project scope, such as adjustments for design changes required by governmental bodies, changes in facilities necessitated by requirements beyond Southwest's control, and costs incurred to accommodate customer service requests.
     Examples of adjustments for changes in project scope included the requirement to haul excavated soil off-site to be screened whereas normal and anticipated practice is to screen on-site, asphalt repairs which were greater than expected due to increased paving requirements imposed after construction started, and the installation of more facilities under asphalt than anticipated. Other unexpected or externally imposed costs pertained to extended yard lines, underground boring, environmental studies, right-of-way acquisitions, and engineering design work.
     Due to the Phase II cost overruns and difficult construction environment experienced, construction of Phase III was postponed to reevaluate the economics of completing the project.
     In July 1997, Southwest filed an application requesting authorization from the CPUC to modify the terms and conditions of the certificate of public convenience and necessity granted in 1995. In this application, Southwest requested that the originally approved cost cap of $29.1 million be increased to $46.8 million; that the scope of Phase III construction be revised to include only an estimated 2,900 of the initially estimated 4,200 customers; and that customer applicants desiring service in the expansion area who were not identified to receive service during the expansion phases as modified within the new application be subject to the existing main and service extension rules. Southwest proposed to recover the incremental costs above the original cost cap through a surcharge mechanism. Concurrently, the Truckee town manager, on behalf of the Truckee Town Council, wrote a letter to the CPUC in support of the application.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  57
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The areas requested to be excluded from the revised scope of Phase III are the most distant points from existing mains and present some of the most challenging geographic conditions in the expansion area. Extension of mains to serve the estimated 1,300 customers in the excluded areas would be considerably more expensive than the service areas in Phases I and II. Furthermore, these areas have significantly lower customer density than the remainder of the expansion project; therefore, expected revenues would be insufficient to justify the anticipated construction costs.
     In August 1997, the Office of Ratepayer Advocates (ORA) for the CPUC filed a protest to the Southwest application indicating that the terms of the original agreement should be adhered to. Southwest responded with written comments in support of its application. In September 1997, a prehearing conference was held to discuss the filing, the ORA protest, and Southwest comments. The administrative law judge (ALJ) made a preliminary ruling in favor of the ORA protest, but allowed the parties an additional 20 days to supplement their comments. During this time, Southwest and the ORA, pursuant to direction from the CPUC, began to negotiate a settlement agreement, and the procedural schedule was adjusted to allow the negotiations to continue beyond the 20-day period.
     In January 1998, a settlement involving all parties to the proceeding was executed and filed with the CPUC which redefined the terms and conditions for completing the project and recovering the additional project costs. Although CPUC approval of the settlement was still required, management anticipated approval of the all-party settlement. In February 1998, a prehearing conference was held before the ALJ and the assigned Commissioner for the purpose of taking public comment on the settlement agreement. There was no opposition to the settlement agreement from the Truckee Town Council at the conference, or in a letter written by the Truckee town manager to the CPUC subsequent to the conference.
     Under the January 1998 proposed settlement, Southwest agreed, among other things, to absorb $8 million in cost overruns experienced in Phase II of the project. Southwest also agreed to an $11 million cost cap (with a maximum of $3,800 per customer) for Phase III of the project. The Phase III project scope would be modified as requested in the July 1997 application. In addition, Southwest agreed not to file its next general rate case until the completion of Phase III. Based on the proposed settlement, Southwest recognized an $8 million pretax charge in the fourth quarter of 1997.
     In May 1998, the ALJ issued an unexpected Proposed Decision (PD) rejecting the January 1998 all-party settlement and directing Southwest to complete the project under the terms and conditions of the 1995 certificate. A PD that ignores an all-party settlement is rare and inconsistent with CPUC policies and procedures established in 1992. Subsequent to the PD, the Truckee Town Council took a formal position in opposition to the settlement, although they were not a party to the proceeding, and had not previously opposed the settlement.
     In July 1998, the CPUC voted to adopt the PD and reject the all-party settlement, and ordered Southwest to proceed with all deliberate speed to complete the project under the terms and scope of the 1995 certificate. Southwest filed a Motion for Stay (Motion) of order and petitioned the CPUC for rehearing (Petition) in August 1998. The CPUC stated in its order that Southwest was required to show extraordinary circumstances to readjudicate the original settlement. Because no evidentiary hearings were conducted, management did not have the opportunity to demonstrate that such extraordinary circumstances exist; however, it believes that such circumstances do exist. In September 1998, the CPUC denied the Motion and in January 1999, the Petition was denied. As a result, in February 1999, Southwest petitioned the Supreme Court of the State of California for review of the July 1998 CPUC decision. Such a petition is discretionary with the Supreme Court, and if accepted, could take up to two years to be heard.

 58                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     In September 1998, Southwest filed a civil lawsuit in the United States Federal District Court naming the Town of Truckee as a defendant for an indeterminate amount of damages. Southwest asserts that actions taken by the Town of Truckee resulted in unanticipated changes in project scope, which materially contributed to the cost overruns experienced during the construction of Phase II of the project.
     In November 1998, Southwest, together with representatives from the town of Truckee, met before a federal mediator to reconcile the disputes and claims against each other. As a result of the mediation, Southwest and representatives of the town of Truckee are attempting to negotiate a Settlement Agreement and Mutual Release (Agreement). If an Agreement is reached, it would need to be ratified by the Truckee Town Council and approved by the CPUC, and likely would address the civil suit against the town of Truckee, the remaining project scope, and recovery of project costs among other items. An Agreement might also require Southwest to postpone the filing of its next California general rate case. If an Agreement is reached, it is anticipated that it will be presented to the Truckee Town Council at a town meeting. If ratified by the Truckee Town Council, Southwest would include the Agreement as part of a new application it plans to file with the CPUC to reopen the prior California general rate case and certificate proceeding in order to modify the original Settlement approved in December 1994.
     Management believes that subsequent events may reduce the remaining scope and estimated costs of the project; however, preliminary estimates indicate that it could cost an additional $23 million to $25 million to complete the project under the terms of the 1995 certificate without modification. An additional pretax write-off of up to $24 million could be recorded under this scenario. This estimate is comprised of approximately $7 million related to costs incurred through Phase II, and up to $17 million for the forecasted construction costs. However, Southwest will actively pursue the described regulatory and legal proceedings with the intent of reversing or mitigating the effects of the July 1998 CPUC action. Management believes that a reasonable possibility of modifying the existing CPUC orders pertaining to the expansion project exists through pursuit of the legal and regulatory remedies that have been outlined, although there can be no assurance of a favorable outcome. As a result, Southwest has not recorded any additional write-offs beyond the $8 million recognized in the fourth quarter of 1997. Management also believes that civil litigation offers a reasonable possibility of recovering certain amounts spent to deal with changes in scope necessitated by unanticipated third party actions.

LNG STORAGE AND DISTRIBUTION SYSTEM. A subsidiary of the Company entered into an agreement to build Liquefied Natural Gas (LNG) storage and distribution systems to serve several small towns. The subsidiary contracted to provide project management services, materials, two gas distribution systems, and two LNG storage and vaporization systems. The project was completed in 1998. The total project cost exceeded the contract price by approximately $5 million. A pretax charge of $5 million was recorded in 1997 and was included in Other income (deductions), net on the Consolidated Statements of Income.

                                    NOTE 12.
               ACQUISITION OF NORTHERN PIPELINE CONSTRUCTION CO.

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  59
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

million was recorded by Northern and is being amortized over 25 years. Northern provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.
     During 1998, Northern recognized $38 million of revenues generated from contracts with Southwest, and $36 million in 1997. During the period from the acquisition date through December 31, 1996, the construction services segment recognized $36 million of revenues generated from contracts with Southwest. These revenues and associated profits are included in the consolidated financial statements of the Company and were not eliminated during consolidation. SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," provides that intercompany profits on sales to regulated affiliates should not be eliminated in consolidation if the sales price is reasonable and if future revenues approximately equal to the sales price will result from the rate-making process. Management believes these two criteria are being met. At December 31, 1998 and 1997, consolidated accounts receivable included $5 million and $3.6 million, respectively, which were not eliminated during consolidation.
                                    NOTE 13.
                       MERGER AGREEMENT WITH ONEOK, INC.

     In December 1998, the Boards of Directors of the Company and ONEOK, Inc. (ONEOK), headquartered in Tulsa, Oklahoma, announced a definitive agreement for the Company to be merged into ONEOK. The agreement calls for ONEOK to pay cash of $28.50 for each share of Company common stock outstanding. The transaction is subject to customary conditions, including approvals from shareholders of the Company and state regulators in Arizona, California, and Nevada. ONEOK expects to account for the merger using the purchase method of accounting. If the merger is consummated, the Company would operate as a division of ONEOK.
     In connection with the proposed merger into ONEOK, the Company incurred approximately $1.1 million (pretax) of financial advisor and legal costs, which were included in Other income (deductions), net, during the fourth quarter of 1998. Additional amounts of financial advisor, legal, and accounting-related expenses will be incurred during the merger process and, depending on the successful completion of the merger, are estimated at $2 million to $5 million.
     In February 1999, the Company announced that it had received an unsolicited proposal from Southern Union Company (Southern Union), headquartered in Austin, Texas, offering to acquire the Company for $32.00 per share in cash. The proposal is preliminary in nature and subject to a number of contingencies and uncertainties. Under the terms of the agreement with ONEOK, as a result of certain preliminary determinations made by the Board of Directors of the Company, the Board of Directors has authorized management to commence substantive discussions with Southern Union regarding its proposal. No assurances can be given that any agreement will be reached with Southern Union. The merger agreement with ONEOK remains in full force and effect.

                                    NOTE 14.
                              SEGMENT INFORMATION

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

 60                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The accounting policies of the reported segments are the same as those described within Note 1 -- Summary of Significant Accounting Policies. Northern accounts for the services provided to Southwest at contractual (market) prices.
     The financial information pertaining to the Company's natural gas operations and construction services segments for each of the three years in the period ended December 31, 1998, is as follows (thousands of dollars):

                                                                     1998
                                          ----------------------------------------------------------
                                              Gas        Construction
                                          Operations       Services       Adjustments       Total
----------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers....  $  799,597       $ 79,736                       $  879,333
Intersegment sales......................          --         37,976                           37,976
----------------------------------------------------------------------------------------------------
    Total...............................  $  799,597       $117,712                       $  917,309
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Interest expense........................  $   62,284       $  1,070                       $   63,354
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Depreciation and amortization...........  $   80,231       $  8,573                       $   88,804
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Income tax expense......................  $   33,995       $  2,419                       $   36,414
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Segment income..........................  $   44,830       $  2,707                       $   47,537
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Segment assets..........................  $1,772,418       $ 59,285         $(1,009)      $1,830,694
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Capital expenditures....................  $  179,361       $ 15,260                       $  194,621
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                                                                     1997
                                          ----------------------------------------------------------
                                              Gas        Construction
                                          Operations       Services       Adjustments       Total
----------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers....  $  614,665       $ 81,421                       $  696,086
Intersegment sales......................          --         35,924                           35,924
----------------------------------------------------------------------------------------------------
    Total...............................  $  614,665       $117,345                       $  732,010
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Interest expense........................  $   61,751       $  1,467                       $   63,218
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Depreciation and amortization...........  $   74,528       $ 10,133                       $   84,661
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Income tax expense......................  $    4,217       $    642                       $    4,859
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Segment income..........................  $   15,825       $    644                       $   16,469
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Segment assets..........................  $1,717,025       $ 52,919          $(885)       $1,769,059
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Capital expenditures....................  $  164,528       $  5,086                       $  169,614
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                                                                     1996
                                          ----------------------------------------------------------
                                              Gas        Construction
                                          Operations       Services       Adjustments       Total
----------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers....  $  546,361       $ 61,646                       $  608,007
Intersegment sales......................          --         36,054                           36,054
----------------------------------------------------------------------------------------------------
    Total...............................  $  546,361       $ 97,700                       $  644,061
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  61
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                     1996
                                          ----------------------------------------------------------
                                              Gas        Construction
                                          Operations       Services       Adjustments       Total
----------------------------------------------------------------------------------------------------
Interest expense........................  $   53,003       $  1,910                       $   54,913
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Depreciation and amortization...........  $   67,443       $  6,256                       $   73,699
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Income tax expense......................  $    1,661       $  2,213                       $    3,874
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Segment income..........................  $    3,919       $  2,655                       $    6,574
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Segment assets..........................  $1,498,099       $ 62,315          $(145)       $1,560,269
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Capital expenditures....................  $  210,743       $  8,092                       $  218,835
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

     Construction services segment interest expense and income tax expense, for the year ended December 31, 1996, include allocations of $968,000 and $(387,000), respectively, from the gas operations segment. For the years ended December 31, 1998 and 1997, no allocations from the gas operations segment to the construction services segment were made.
     Construction services segment assets include deferred tax assets of $1 million in 1998, $885,000 in 1997, and $145,000 in 1996, which were netted against gas operations segment deferred tax liabilities during consolidation.

                                    NOTE 15.
                      QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter Ended                              March 31     June 30     September 30     December 31
-------------------------------------------------------------------------------------------------
(Thousands of dollars, except per share amounts)
1998
Operating revenues.......................  $292,601     $192,897      $162,508         $269,303
Operating income (loss)..................    75,502       12,951          (529)          66,246
Net income (loss)........................    35,953       (2,514)      (10,945)          25,043
Basic earnings (loss) per common
  share*.................................      1.31        (0.09)        (0.38)            0.83
Diluted earnings (loss) per common
  share*.................................      1.30        (0.09)        (0.38)            0.82

1997
Operating revenues.......................  $235,231     $136,938      $128,698         $231,143
Operating income (loss)..................    51,515       (3,982)       (7,248)          61,976
Net income (loss)........................    21,568      (12,748)      (15,686)          23,335
Basic earnings (loss) per common
  share*.................................      0.80        (0.47)        (0.58)            0.85
Diluted earnings (loss) per common
  share*.................................      0.80        (0.47)        (0.58)            0.85

1996
Operating revenues.......................  $188,352     $123,611      $125,255         $206,843
Operating income (loss)..................    38,539       (4,747)       (8,404)          46,185
Net income (loss)........................    14,859      (11,943)      (14,638)          18,296
Basic earnings (loss) per common
  share*.................................      0.60        (0.46)        (0.55)            0.69
Diluted earnings (loss) per common
  share*.................................      0.60        (0.46)        (0.55)            0.68

* The sum of quarterly earnings (loss) per average common share may not equal the annual earnings (loss) per share due to the ongoing change in the weighted average number of common shares outstanding.

 62                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The demand for natural gas is seasonal, and it is management's opinion that comparisons of earnings for the interim periods do not reliably reflect overall trends and changes in the Company's operations. Also, the timing of general rate relief can have a significant impact on earnings for interim periods. See Management's Discussion and Analysis for additional discussion of operating results.

                                    NOTE 16.
            DISCONTINUED OPERATIONS -- FINANCIAL SERVICES ACTIVITIES

In July 1996, the Company completed the sale of the assets and liabilities of PriMerit Bank (the Bank) to Norwest Corporation for $191 million. Proceeds from the sale were used by the Company to retire debt incurred in connection with its investment in the Bank. The loss on disposition was included in the 1995 results of operations.