Form 10-K405, Exhibit 13
period 1999-12-31
SOUTHWEST GAS CORP
filed 2000-03-29
CIK 92416

                                      CONSOLIDATED SELECTED FINANCIAL STATISTICS


Year Ended December 31                             1999               1998             1997             1996                1995
------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars,
except per share amounts)
Operating revenues                            $   936,866       $   917,309       $   732,010        $   644,061       $   563,502
Operating expenses                                805,654           763,139           629,749            572,488           505,090
------------------------------------------------------------------------------------------------------------------------------------
Operating income                              $   131,212       $   154,170       $   102,261        $    71,573       $    58,412
====================================================================================================================================
Income from continuing operations             $    39,310       $    47,537       $    16,469        $     6,574       $     2,654

Loss from discontinued
  operations, net of tax(1)                            --                --                --                 --           (17,536)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                             $    39,310       $    47,537       $    16,469        $     6,574       $   (14,882)
====================================================================================================================================
Net income (loss) applicable to
  common stock                                $    39,310       $    47,537       $    16,469        $     6,574       $   (15,189)
====================================================================================================================================
Total assets at year end                      $ 1,923,442       $ 1,830,694       $ 1,769,059        $ 1,560,269       $ 1,532,527
====================================================================================================================================
Capitalization at year end
  Common equity                               $   505,425       $   476,400       $   385,979        $   379,616       $   356,050
  Trust originated preferred securities            60,000            60,000            60,000             60,000            60,000
  Long-term debt                                  859,291           812,906           778,693            665,221           607,945
------------------------------------------------------------------------------------------------------------------------------------
                                              $ 1,424,716       $ 1,349,306       $ 1,224,672        $ 1,104,837       $ 1,023,995
====================================================================================================================================
Common stock data
 Return on average common equity                     8.0%             11.0%              4.3%               1.8%             (4.1)%

  Earnings (loss) per share
   Continuing operations                      $      1.28       $      1.66       $      0.61        $      0.25       $      0.10
   Discontinued operations                             --                --                --                 --             (0.76)
------------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share                   $      1.28       $      1.66       $      0.61        $      0.25       $     (0.66)
====================================================================================================================================
  Diluted earnings (loss) per share           $      1.27       $      1.65       $      0.61        $      0.25       $     (0.66)
====================================================================================================================================
  Dividends paid per share                    $      0.82       $      0.82       $      0.82        $      0.82       $      0.82
  Payout ratio                                         64%               49%              N/A                N/A               N/A
  Book value per share at year end            $     16.31       $     15.67       $     14.09        $     14.20       $     14.55
  Market value per share at year end          $     23.00       $     26.63       $     18.69        $     19.25       $     17.63
  Market value per share to book
   value per share                                    141%              170%              133%               136%              121%
  Common shares outstanding at
   year end (000)                                  30,985            30,410            27,387             26,733            24,467
  Number of common shareholders
   at year end                                     22,989            24,489            25,833             26,371            25,133
Ratio of earnings to fixed charges
  Continuing operations                              1.78              2.08              1.28               1.15              1.06
  Adjusted for interest allocated
   to discontinued operations                        1.78              2.08              1.28               1.15              1.05

1. Includes the 1995 loss on sale of the Bank.





                                                    SOUTHWEST GAS CORPORATION 19

NATURAL GAS OPERATIONS


Year Ended December 31                            1999               1998              1997               1996             1995
------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Sales                                        $   740,900        $   753,338        $   569,542        $   506,200       $   524,914
Transportation                                    50,255             46,259             45,123             40,161            38,588
------------------------------------------------------------------------------------------------------------------------------------
Operating revenue                                791,155            799,597            614,665            546,361           563,502
Net cost of gas sold                             330,031            329,849            209,338            187,580           227,456
------------------------------------------------------------------------------------------------------------------------------------
Operating margin                                 461,124            469,748            405,327            358,781           336,046
Expenses
  Operations and maintenance                     221,258            209,172            201,159            198,364           187,969
  Depreciation and amortization                   88,254             80,231             74,528             67,443            62,492
  Other                                           27,610             31,646             29,393             28,156            27,173
------------------------------------------------------------------------------------------------------------------------------------
Operating income                             $   124,002        $   148,699        $   100,247        $    64,818       $    58,412
====================================================================================================================================
Contribution to consolidated net
  income (loss)                              $    35,473        $    44,830        $    15,825        $     3,919       $     2,654
====================================================================================================================================
Total assets at year end                     $ 1,855,114        $ 1,772,418        $ 1,717,025        $ 1,498,099       $ 1,357,034
====================================================================================================================================
Net gas plant at year end                    $ 1,581,102        $ 1,459,362        $ 1,360,294        $ 1,278,457       $ 1,137,750
====================================================================================================================================
Construction expenditures and
  property additions                         $   207,773        $   179,361        $   164,528        $   210,743       $   166,183
====================================================================================================================================
Cash flow, net
  From operating activities                  $   165,220        $   189,465        $    45,923        $    47,931       $    97,754
  From investing activities                     (207,024)          (176,731)          (170,455)           (41,804)         (163,718)
  From financing activities                       40,674            (12,632)           132,349            (11,456)           71,056
------------------------------------------------------------------------------------------------------------------------------------
Net change in cash                           $    (1,130)       $       102        $     7,817        $    (5,329)      $     5,092
====================================================================================================================================
Total throughput (thousands of therms)
  Sales                                        1,037,409          1,103,264            914,732            818,329           805,884
  Transportation                               1,186,859          1,001,372          1,030,857            968,208         1,016,011
------------------------------------------------------------------------------------------------------------------------------------
Total throughput                               2,224,268          2,104,636          1,945,589          1,786,537         1,821,895
====================================================================================================================================
Weighted average cost of gas
  purchased ($/therm)                        $      0.28        $      0.27        $      0.35        $      0.27       $      0.21

Customers at year end                          1,274,000          1,209,000          1,151,000          1,092,000         1,029,000
Employees at year end                              2,482              2,429              2,447              2,420             2,383
Degree days - actual                               1,928              2,321              1,976              1,896             1,781
Degree days - ten-year average                     2,031              2,043              2,022              2,033             2,021


20 SOUTHWEST GAS CORPORATION

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

         As of December 31, 1999 Southwest had 1,274,000 residential, commercial, industrial, and other customers, of which 722,000 customers were located in Arizona, 431,000 in Nevada, and 121,000 in California. Residential and commercial customers represented over 99 percent of the total customer base. During 1999, Southwest added 65,000 customers, a five percent increase, of which 33,000 customers were added in Arizona, 28,000 in Nevada, and 4,000 in California. Customer growth over the past three years averaged over five percent annually. These additions are largely attributed to population growth in the service areas. Based on current commitments from builders, customer growth is expected to approximate five percent in 2000. During 1999, 56 percent of operating margin was earned in Arizona, 34 percent in Nevada, and 10 percent in California. During this same period, Southwest earned 83 percent of operating margin from residential and small commercial customers, 4 percent from other sales customers, and 13 percent from transportation customers. These patterns are similar to prior years and are expected to continue.

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

         In December 1998, the Company entered into a merger agreement with ONEOK, Inc. (ONEOK). The merger agreement was amended in April 1999 following receipt of unsolicited offers to acquire the Company from Southern Union Company (Southern Union) that were rejected by the Company. On January 4, 2000, the staff of the Arizona Corporation Commission (ACC) issued a


                                                    SOUTHWEST GAS CORPORATION 21

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

report that stated it was unable to recommend approval of the acquisition of the Company by ONEOK due to concerns about ONEOK's actions and fitness to serve in Arizona. On January 21, 2000, ONEOK informed the Company that it was terminating the merger agreement. Additional information is provided in Note 14 of the Notes to Consolidated Financial Statements. Litigation is pending in California, Arizona, and Oklahoma relating to the now terminated acquisition of the Company by ONEOK and the Company's rejection of the Southern Union offers. This litigation is described in Item 3, "Legal Proceedings" in the 1999 Form 10-K filed with the Securities and Exchange Commission.

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

     Southwest continues to experience significant population growth throughout its service territories. This growth has required large amounts of capital to finance the investment in infrastructure, in the form of new transmission and distribution plant, to satisfy consumer demand. For example, during the three-year period ended December 31, 1999, total gas plant increased from $1.7 billion to $2.2 billion, or at an annual rate of eight percent.

     During 1999, capital expenditures for the gas operations segment were $208 million. Approximately 74 percent of these current-period expenditures represented new construction and the balance represented costs associated with routine replacement of existing transmission, distribution, and general plant. Cash flows from operating activities of Southwest (net of dividends) provided $140 million of the required capital resources pertaining to these construction expenditures. The remainder was provided from net external financing activities.

     Southwest estimates construction expenditures during the three-year period ending December 31, 2002 will be approximately $630 million. During the three-year period, cash flow from operating activities (net of dividends) is estimated to fund approximately 60 percent of the gas operations total construction expenditures. A portion of the construction expenditure funding will be provided by $13 million of funds held in trust, at December 31, 1999, from the issuance of industrial development revenue bonds (IDRB). The remaining cash requirements are expected to be provided by external financing sources. The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, and growth levels in Southwest service areas. These external


22 SOUTHWEST GAS CORPORATION

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

                                of Financial Condition and Results of Operations

financings may include the issuance of both debt and equity securities, bank and other short-term borrowings, and other forms of financing.

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

     The rate schedules in all of the service territories of Southwest contain purchased gas adjustment (PGA) clauses which permit adjustments to rates as the cost of purchased gas changes. Southwest must first obtain regulatory approval before changing the rates it charges for recovery of gas costs. The PGA mechanism allows Southwest to change the gas cost component of the rates charged to its customers to reflect increases or decreases in the price expected to be paid to its suppliers and companies providing interstate pipeline transportation service. In addition, Southwest uses this mechanism to either refund amounts over-collected or recoup amounts under-collected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. Generally, tariffs in Nevada and California service territories of Southwest provide for annual adjustment dates for changes in purchased gas costs. In addition, Southwest may request to adjust rates more often than once each year, if conditions warrant. In Arizona, beginning in June 1999, Southwest adjusts its rates monthly for changes in purchased gas costs. PGA rate changes impact cash flows but have no direct impact on profit margin. See RATES AND REGULATORY PROCEEDINGS for details of these filings.

     The Company has a common stock dividend policy which states that common stock dividends will be paid at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles. The quarterly common stock dividend was 20.5 cents per share throughout 1999. A dividend of 20.5 cents per share has been paid quarterly since September 1994.

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



                                                    SOUTHWEST GAS CORPORATION 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

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

     The three rating agencies above recently affirmed the Company's credit ratings following the termination of the proposed merger with ONEOK.

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

CONSOLIDATED RESULTS
OF OPERATIONS


Contribution to Net Income
Year Ended December 31                   1999            1998              1997
--------------------------------------------------------------------------------
(Thousands of dollars)
Natural gas operations                 $35,473          $44,830          $15,825
Construction services                    3,837            2,707              644
--------------------------------------------------------------------------------
Net income                             $39,310          $47,537          $16,469
================================================================================


1999 VS. 1998

Earnings per share for the year ended December 31, 1999 were $1.28, a $0.38 decrease from per share earnings of $1.66 recorded for the year ended December 31, 1998. Current-year earnings were composed of $1.16 per share from natural gas operations and $0.12 per share from construction services. Results for 1999 included merger-related costs of $2.5 million, net of tax, which reduced



24 SOUTHWEST GAS CORPORATION

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

                                of Financial Condition and Results of Operations

earnings per share by $0.08. Average shares outstanding increased by 2.1 million shares between years, primarily resulting from a 2.5 million share common stock issuance in August 1998.

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

RESULTS OF NATURAL GAS OPERATIONS

Year Ended December 31                            1999             1998              1997
-------------------------------------------------------------------------------------------
(Thousands of dollars)
Gas operating revenues                          $ 791,155        $ 799,597        $ 614,665
Net cost of gas sold                              330,031          329,849          209,338
-------------------------------------------------------------------------------------------
  Operating margin                                461,124          469,748          405,327
Operations and maintenance expense                221,258          209,172          201,159
Depreciation and amortization                      88,254           80,231           74,528
Taxes other than income taxes                      27,610           31,646           29,393
-------------------------------------------------------------------------------------------
  Operating income                                124,002          148,699          100,247
Other income (expense)                             (2,925)          (2,115)         (12,979)
-------------------------------------------------------------------------------------------
  Income before interest and income taxes         121,077          146,584           87,268
Net interest deductions                            61,597           62,284           61,751
Preferred securities distributions                  5,475            5,475            5,475
Income tax expense                                 18,532           33,995            4,217
-------------------------------------------------------------------------------------------
  Contribution to consolidated net income       $  35,473        $  44,830        $  15,825
===========================================================================================

1999 VS. 1998

The gas segment contribution to consolidated net income decreased $9.4 million from 1998. The decrease in earnings was attributed to a return to more normal weather conditions from last year's colder-than-normal temperatures.

     Operating margin decreased $8.6 million, or two percent, in 1999. Differences in heating demand between periods caused a $23 million reduction in operating margin. Customer growth mitigated the impact of weather as Southwest added 65,000 customers during the year, a five percent increase, contributing $14 million in incremental margin. The 1999 customer additions were a record for the Company, surpassing the 63,000 customers who signed up for service during 1996.

                                                    SOUTHWEST GAS CORPORATION 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations


     Operations and maintenance expense increased $12.1 million, or six percent, reflecting increases in labor and other costs, including the incremental expenses associated with meeting the needs of a growing customer base.

     Depreciation expense increased $8 million, or ten percent, as a result of construction activities. Average gas plant in service increased $163 million, or eight percent, compared to the prior year. This was attributed to the upgrade of existing operating facilities and the expansion of the system to accommodate record customer growth.

     General taxes decreased $4 million, or 13 percent, resulting from a negotiated reduction in the taxable property base in Arizona and Nevada and a reduced assessment rate. During 2000, general taxes are anticipated to increase consistent with the estimated volume of construction activities.

     Other income (expense) for 1999 includes approximately $4.8 million (pretax) of costs associated with the now terminated merger agreement with ONEOK. (See Note 14 of the Notes to Consolidated Financial Statements for additional information on the status of merger-related issues). Southwest also recorded a $2 million expense in connection with the CPUC approval of the settlement agreement with the town of Truckee (see NORTHERN CALIFORNIA EXPANSION PROJECT discussion below). Partially offsetting these expenses was a $1.6 million litigation settlement by a non-construction, non-utility subsidiary and $1.4 million from the increase in value of other investments. In 1998, other income (expense) included $1.1 million of pretax merger-related costs.

     Net interest deductions decreased $687,000, or one percent. Strong cash flows related to the recovery of deferred purchased gas costs, particularly during the first half of the year, reduced the need for new borrowings to finance construction. This trend is not expected to continue into 2000 as additional financing will be needed to fund construction.

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

     Operations and maintenance expense increased $8 million, or four percent, reflecting increases in labor and other costs, including the incremental expenses associated with meeting the needs of a growing customer base.

26 SOUTHWEST GAS CORPORATION

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

     The effective income tax rate in 1997 was 21 percent. This resulted from the recognition of a $3.4 million income tax benefit related to the successful settlement in November 1997 of open tax issues dating back as far as 1988.

     Other income (expense) improved $10.9 million. Results for 1997 included two nonrecurring charges related to cost overruns on two separate construction projects. An $8 million pretax charge resulted from cost overruns experienced during expansion of the northern California service territory (see NORTHERN CALIFORNIA EXPANSION PROJECT discussion below). A second pretax charge, for $5 million, related to cost overruns on a non-utility construction project, which was completed in 1998. In connection with the then proposed merger into ONEOK, the Company incurred approximately $1.1 million (pretax) of financial advisor and legal costs, which were included in other income (expense), during the fourth quarter of 1998.

RATES AND REGULATORY PROCEEDINGS

CALIFORNIA GENERAL RATE CASES. Southwest last filed general rate applications for its California jurisdictions with the California Public Utilities Commission
(CPUC) in 1994. Increased rates went into effect in January 1995 and continued through 1998 as part of a settlement agreement. In addition, annual operational attrition increases have been received in northern California. However, primarily as a result of the northern California expansion proposal described below, Southwest filed a petition with the CPUC in March 1999 requesting an extension of the rate case cycle. As part of the settlement agreement and mutual release approved in February 2000, rates will remain at currently authorized levels in both rate jurisdictions and Southwest agreed not to file a general rate case applicable to its California service territories to be effective prior to January 1, 2002.

NEVADA GENERAL RATE CASES. In December 1995, Southwest filed general rate cases for its northern and southern Nevada jurisdictions. Increased rates went into effect in July 1996 as part of a settlement agreement. The settlement agreement also specified a moratorium on future general rate increase requests until April 1999. There are currently no plans to file a general rate case during 2000.

ARIZONA GENERAL RATE CASE. In November 1996, Southwest filed its most recent general rate application with the Arizona Corporation Commission (ACC) to increase revenues for both the central and southern Arizona rate jurisdictions. In August 1997, the ACC approved a settlement of
                                                    SOUTHWEST GAS CORPORATION 27

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations


the general rate case providing Southwest with a $32 million annualized general rate increase effective September 1997. In addition, both Arizona rate jurisdictions were consolidated for ratemaking purposes. There is no rate moratorium in Arizona on future general rate filings. Southwest is considering filing a general rate case during 2000.

FERC GENERAL RATE CASE. In July 1996, Paiute Pipeline Company, a wholly owned subsidiary of the Company, filed its most recent general rate case with the Federal Energy Regulatory Commission (FERC) to increase rates. Effective January 1997, the FERC authorized a $3.2 million annualized general rate increase. The settlement prohibited Paiute from filing for a rate increase until December 1999. No general rate case filing is currently planned during 2000.

NORTHERN CALIFORNIA EXPANSION PROJECT. In 1995, Southwest initiated a multi-year, three- phase construction project to expand its northern California service territory and extend service into Truckee, California. The CPUC established a $29.1 million cost cap for the project. In 1995, Southwest completed Phase I of the project, which included transmission system reinforcement and distribution system expansion to accommodate approximately 940 customers. Construction costs of $7.1 million were on target with the cost estimate approved by the CPUC.

     Phase II of the project, completed in 1997, extended the transmission system to Truckee, California and expanded the distribution system to serve an additional 4,200 customers. The cost cap apportioned to Phase II was approximately $13.8 million. The incurred cost of Phase II was $28.8 million. An estimated $9.2 million of the Phase II cost overrun was due to changes in project scope, such as adjustments for design changes required by governmental bodies, changes in facilities necessitated by requirements beyond Southwest's control, and costs incurred to accommodate customer service requests. Due to the Phase II cost overruns and difficult construction environment experienced, construction of Phase III was postponed to reevaluate the economics of completing the project.

     In July 1997, Southwest filed an application requesting authorization from the CPUC to modify the terms and conditions of the original certificate of public convenience and necessity. In January 1998, a settlement agreement involving all parties to the proceeding was executed and filed with the CPUC which redefined the terms and conditions for completing the project and recovering the additional project costs. Under the settlement agreement, Southwest agreed to absorb $8 million in cost overruns experienced in Phase II. There was no opposition to the settlement agreement by the Truckee Town Council. Anticipating approval of the settlement agreement by the CPUC, Southwest recognized an $8 million pretax charge in the fourth quarter of 1997.

     In May 1998, the presiding Administrative Law Judge (ALJ) issued an unexpected proposed decision rejecting the settlement agreement and directing Southwest to complete the project under the terms and conditions of the original certificate. Subsequent to the decision, the Truckee Town Council

28 SOUTHWEST GAS CORPORATION

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

                                of Financial Condition and Results of Operations

took a formal position in opposition to the settlement agreement although they were not a party to the proceeding.

         In July 1998, the CPUC voted to adopt the proposed decision and reject the settlement agreement, ordering Southwest to complete the project under the terms of the original certificate. Southwest filed a motion for stay of order and petitioned the CPUC for rehearing in August 1998. In September 1998, the CPUC denied the motion for stay and in January 1999, the petition was denied.

         In September 1998, Southwest filed a civil lawsuit in the United States Federal District Court naming the town of Truckee as a defendant for an indeterminate amount of damages. Southwest asserted that actions taken by the town of Truckee resulted in unanticipated changes in project scope, which materially contributed to the cost overruns experienced during construction of Phase II of the project.

         In February 1999, Southwest petitioned the Supreme Court of the state of California for review of the July 1998 CPUC decision ordering Southwest to complete the project under the terms and scope of the original certificate. The petition for review was denied in June 1999.

         In April 1999, following six months of mediation, Southwest and the town of Truckee negotiated a settlement agreement and mutual release (Agreement) that reconciled disputes and claims against each other. The Agreement provides for natural gas service to be offered to all areas of Truckee, California, consistent with the original scope of the project. The estimated remaining cost to complete the project was reduced from $25 million to $18 million following receipt of new construction bids. Service to potential customers in certain areas would be provided pursuant to mains and services extension rules. Southwest agreed to provide a $2 million subsidy to assist customers in covering the mains and services extension costs. Southwest also agreed not to file a general rate case applicable to its California service territories to be effective before January 1, 2002. The Agreement also provides for the dismissal by Southwest of the aforementioned lawsuit subsequent to the approval of the terms of the Agreement by the CPUC.

         In June 1999, Southwest and the town of Truckee filed the Agreement as part of a joint petition with the CPUC to modify the certificate of public convenience and necessity and the related cost recovery mechanism. Southwest resumed construction on the project during the summer of 1999. Through December 1999, Southwest has spent $39.5 million of the estimated $54 million in construction costs it expects to incur to complete the entire project.

         In February 2000, the CPUC approved the joint petition, including the terms and conditions of the Agreement, with the modifications that Southwest file a project status report within two months following each construction season through project completion, and that the project be completed with due diligence, but in no event later than January 1, 2004, subject to delays in construction for any cause beyond the control of Southwest. All parties have consented to the Agreement and accepted the modifications ordered by the CPUC.



                                                    SOUTHWEST GAS CORPORATION 29

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Based on the approval of the joint petition, Southwest's additional regulatory disallowance exposure was reduced from $17 million to $2 million. A $2 million pretax charge was recognized in the fourth quarter of 1999, representing the customer subsidy for mains and services extension costs Southwest has committed to provide. Southwest expects to complete the project by January 1, 2004, at or below the total cost estimate of $54 million. Therefore, no additional write-offs related to the expansion project are anticipated.


PGA FILINGS

ARIZONA PGA FILING. In October 1998, the ACC approved a proposal by the ACC staff, to modify the methodology used by Arizona natural gas utilities in calculating and revising customer rates to reflect changes in the cost of gas. The modifications, which became effective in June 1999, use a twelve-month rolling average of the commodity cost of gas and related transportation costs. The updated rates are reflected in customer bills each month. The changes are designed to reduce volatility on customer bills and in the PGA balance. The mechanism also provides for a twelve-month recovery from customers of the transitional balance ($17.9 million at December 31, 1999) in the deferred purchased gas cost account and for interest charges on amounts accumulated under the new monthly method.

NEVADA PGA FILING. In June 1999, Southwest submitted its annual PGA filing in compliance with the Nevada Gas Tariff. Effective November 1999, new rates were approved by the Public Utilities Commission of Nevada (PUCN). The new rates, reflecting a lower average cost of purchased gas, resulted in annualized revenue decreases of $20.9 million, or 12 percent, in the southern Nevada rate jurisdiction, and $3.9 million, or 6 percent, in the northern Nevada rate jurisdiction. These PGA changes impact cash flows but have no direct impact on profit margin.

CALIFORNIA PGA FILINGS. In December 1997 and January 1998, the CPUC approved PGA filings for the southern California and northern California rate jurisdictions, respectively. These filings resulted in annualized revenue increases of $10 million, or 19 percent, in the southern California rate jurisdiction, and $2.6 million, or 19 percent, in the northern California rate jurisdiction. The revenue increase was designed to recover the PGA balance over a twenty-four month period. PGA changes impact cash flows but have no direct impact on profit margin.



30 SOUTHWEST GAS CORPORATION

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

                                of Financial Condition and Results of Operations

RESULTS OF CONSTRUCTION SERVICES

Year Ended December 31                          1999             1998           1997
--------------------------------------------------------------------------------------
(Thousands of dollars)
Construction revenues                           $145,711       $117,712       $117,345
Cost of construction                             134,790        108,911        112,194
--------------------------------------------------------------------------------------
  Gross profit                                    10,921          8,801          5,151
General and administrative expenses                3,312          2,931          2,777
--------------------------------------------------------------------------------------
  Income from operations                           7,609          5,870          2,374
Other income (expense)                               946            326            379
--------------------------------------------------------------------------------------
  Income before interest and income taxes          8,555          6,196          2,753
Interest expense                                   1,605          1,070          1,467
Income tax expense                                 3,113          2,419            642
--------------------------------------------------------------------------------------
  Contribution to consolidated net income       $  3,837       $  2,707       $    644
======================================================================================

1999 VS. 1998

The 1999 construction segment contribution to consolidated net income increased $1.1 million from the prior year. The improvement was due to additional revenues that resulted from obtaining several new contracts and favorable winter weather conditions. With revenues increasing approximately 24 percent, the gross margin percentage remained relatively constant, thus increasing gross profit $2.1 million.

     General and administrative expenses, as a percent of revenue, remained relatively constant. Other income (expense) improved during 1999 due to increased gains from the sale of equipment. The majority of the increase in interest costs was due to an increase in the amount of financing for new equipment purchases that were necessary to accommodate the new work obtained during the year.


1998 VS. 1997

The construction services segment contribution to consolidated net income increased $2.1 million from 1997. The increase was the result of a fundamental improvement in gross profit margin coupled with favorable weather conditions.

     With comparable revenues of approximately $117 million, gross profit increased $3.6 million from 1997. The improvement was attributed to obtaining more profitable new contracts, eliminating less profitable contracts, implementing cost containment measures, and favorable winter weather conditions in several of the cold-climate operating areas during the first and fourth quarters of 1998.


                                                    SOUTHWEST GAS CORPORATION 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations


General and administrative expenses remained relatively constant, while interest expense decreased approximately $397,000. Timely billings to customers coupled with collections of accounts receivable and the timing of equipment purchases had a direct impact on reducing interest costs.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." As it applies to the Company, SFAS No. 137 postpones the effective date of SFAS No. 133 to January 2001.

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

     The Company does not currently utilize stand-alone derivatives for speculative purposes or for hedging, and does not have foreign currency exposure. However, the Company has fixed-price gas supply contracts, which may be considered derivatives under the requirements of this complex statement, even though they are part of the Company's normal gas purchase portfolio. In March 2000, the FASB issued an Exposure Draft that would exclude these contracts from the scope of SFAS No. 133. The Company will continue to review the terms of these contracts and monitor the progress of the Exposure Draft to determine if SFAS No. 133 accounting requirements apply.

YEAR 2000 READINESS DISCLOSURE

In 1994, the Company initiated a comprehensive review of its computer systems to identify processes that could be adversely affected by Year 2000 issues. By early 1995, the Company identified computer application systems that required modification or replacement. Since that time, the Company has focused on converting all business-critical systems to be Year 2000 compliant.

         In addition to the evaluation and remediation of computer application systems and components, the Company developed a comprehensive Year 2000 compliance plan. As part of this plan, the Company formed a Year 2000 project team with the mission of ensuring that all critical systems, facilities, and processes were identified and analyzed for Year 2000 compliance. The project

32 SOUTHWEST GAS CORPORATION

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

                                of Financial Condition and Results of Operations

team consisted of representatives from several strategic departments of the Company. By the end of the third quarter of 1999, all business critical systems were Year 2000 compliant, and contingency plans were developed.

     The Company has experienced no significant events related to Year 2000 readiness issues. The Company estimates that the cost of remediation was approximately $2 million. The remediation costs included internal labor costs, as well as fees and expenses paid to outside contractors, specifically associated with reprogramming or replacing noncompliant components. Such expenditures did not have a material impact on results of operations or financial condition.

FORWARD-LOOKING STATEMENTS

This annual report contains statements which constitute "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 (Reform Act). All such forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act. A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, the impact of weather variations on customer usage, natural gas prices, the effects of regulation/deregulation, the timing and amount of rate relief, changes in capital requirements and funding, acquisitions, and competition.


COMMON STOCK PRICE AND DIVIDEND INFORMATION

                              1999                    1998                Dividends Paid
--------------------------------------------------------------------------------------------------
                        High        Low          High          Low              1999          1998
--------------------------------------------------------------------------------------------------
First Quarter       $29          $ 25 1/4       $21 1/2       $17 5/16       $  0.205      $ 0.205

Second Quarter       29 1/2        26 7/8        25            20 3/8           0.205        0.205

Third Quarter        29 1/8        26 7/8        24 1/2        17 3/8           0.205        0.205

Fourth Quarter       27 5/16       20 3/8        26 7/8        20 3/16          0.205        0.205
--------------------------------------------------------------------------------------------------
                                                                              $ 0.820      $ 0.820
==================================================================================================

     The principal markets on which the common stock of the Company is traded are the New York Stock Exchange and the Pacific Stock Exchange. At March 14, 2000, there were 22,759 holders of record of common stock and the market price of the common stock was $19.



                                                    SOUTHWEST GAS CORPORATION 33

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS,
SOUTHWEST GAS CORPORATION:

     We have audited the accompanying consolidated balance sheets of Southwest Gas Corporation (a California corporation, hereinafter referred to as the Company) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 11, 2000



34 SOUTHWEST GAS CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME


Year Ended December 31                                  1999            1998             1997
------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Operating revenues:
  Gas operating revenues                             $ 791,155        $ 799,597        $ 614,665
  Construction revenues                                145,711          117,712          117,345
------------------------------------------------------------------------------------------------
   Total operating revenues                            936,866          917,309          732,010
------------------------------------------------------------------------------------------------
Operating expenses:
  Net cost of gas sold                                 330,031          329,849          209,338
  Operations and maintenance                           221,258          209,172          201,159
  Depreciation and amortization                         98,525           88,804           84,661
  Taxes other than income taxes                         27,610           31,646           29,393
  Construction expenses                                128,230          103,668          105,198
------------------------------------------------------------------------------------------------
   Total operating expenses                            805,654          763,139          629,749
------------------------------------------------------------------------------------------------
Operating income                                       131,212          154,170          102,261
------------------------------------------------------------------------------------------------
Other income and (expenses):
  Net interest deductions                              (63,202)         (63,354)         (63,218)
  Preferred securities distributions (Note 5)           (5,475)          (5,475)          (5,475)
  Other income (deductions) (Note 11)                   (1,580)          (1,390)         (12,240)
------------------------------------------------------------------------------------------------
   Total other income and (expenses)                   (70,257)         (70,219)         (80,933)
------------------------------------------------------------------------------------------------
Income before income taxes                              60,955           83,951           21,328
Income tax expense (Note 10)                            21,645           36,414            4,859
------------------------------------------------------------------------------------------------
Net income                                           $  39,310        $  47,537        $  16,469
================================================================================================
Basic earnings per share (Note 13)                   $    1.28        $    1.66        $    0.61
================================================================================================
Diluted earnings per share (Note 13)                 $    1.27        $    1.65        $    0.61
================================================================================================
Average number of common shares outstanding             30,690           28,611           27,069

Average shares outstanding (assuming dilution)          30,965           28,815           27,193

The accompanying notes are an integral part of these statements.



                                                    SOUTHWEST GAS CORPORATION 35

                           CONSOLIDATED BALANCE SHEETS


December 31                                                1999                1998
---------------------------------------------------------------------------------------
(Thousands of dollars)
ASSETS
Utility plant:
  Gas plant                                             $ 2,203,223        $ 2,020,139
  Less: accumulated depreciation                           (662,510)          (612,138)
  Acquisition adjustments                                     3,503              3,881
  Construction work in progress                              36,886             47,480
---------------------------------------------------------------------------------------
   Net utility plant (Note 2)                             1,581,102          1,459,362
---------------------------------------------------------------------------------------
Other property and investments                               84,850             73,926
---------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                  17,126             18,535
  Accounts receivable, net of allowances (Note 3)            88,476             88,037
  Accrued utility revenue                                    56,373             56,873
  Deferred income taxes (Note 10)                             6,141                 --
  Deferred purchased gas costs (Note 4)                       9,051             57,595
  Prepaids and other current assets                          31,971             26,346
---------------------------------------------------------------------------------------
   Total current assets                                     209,138            247,386
---------------------------------------------------------------------------------------
Deferred charges and other assets (Note 4)                   48,352             50,020
---------------------------------------------------------------------------------------
Total assets                                            $ 1,923,442        $ 1,830,694
=======================================================================================


The accompanying notes are an integral part of these statements.



36 SOUTHWEST GAS CORPORATION

                                                     CONSOLIDATED BALANCE SHEETS


December 31                                                                     1999            1998
------------------------------------------------------------------------------------------------------
(Thousands of dollars, except par value)
CAPITALIZATION AND LIABILITIES

Capitalization:

  Common stock, $1 par (authorized -- 45,000,000 shares; issued
   and outstanding -- 30,985,120 and 30,409,616 shares)                    $   32,615       $   32,040

  Additional paid-in capital                                                  439,262          424,840

  Retained earnings                                                            33,548           19,520
------------------------------------------------------------------------------------------------------
   Total common equity                                                        505,425          476,400

  Company-obligated mandatorily redeemable preferred securities of the Company's subsidiary, Southwest Gas Capital I,
   holding solely $61.8 million principal amount of 9.125% subordinated
   notes of the Company due 2025 (Note 5)                                      60,000           60,000

  Long-term debt, less current maturities (Note 6)                            859,291          812,906
------------------------------------------------------------------------------------------------------
   Total capitalization                                                     1,424,716        1,349,306
------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 8)

Current liabilities:
  Current maturities of long-term debt (Note 6)                                 7,931            5,270
  Short-term debt (Note 7)                                                     61,000           52,000
  Accounts payable                                                             64,247           64,295
  Customer deposits                                                            27,408           24,333
  Accrued taxes                                                                40,611           33,480
  Accrued interest                                                             14,270           13,872
  Deferred taxes (Note 10)                                                         --           12,627
  Other current liabilities                                                    49,423           44,917
------------------------------------------------------------------------------------------------------
   Total current liabilities                                                  264,890          250,794
------------------------------------------------------------------------------------------------------
Deferred income taxes and other credits:
  Deferred income taxes and investment tax credits (Note 10)                  178,438          179,666
  Other deferred credits (Note 4)                                              55,398           50,928
------------------------------------------------------------------------------------------------------
   Total deferred income taxes and other credits                              233,836          230,594
------------------------------------------------------------------------------------------------------
Total capitalization and liabilities                                       $1,923,442       $1,830,694
=======================================================================================================


The accompanying notes are an integral part of these statements.


                                                    SOUTHWEST GAS CORPORATION 37

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended December 31                                           1999           1998              1997
--------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Cash flow from operating activities:

  Net income                                                 $  39,310        $  47,537        $  16,469

  Adjustments to reconcile net income to net
  cash provided by operating  activities:
     Depreciation and amortization                              98,525           88,804           84,661
     Deferred income taxes                                     (19,996)            (152)          47,476
     Changes in current assets and liabilities:
      Accounts receivable, net of allowances                      (439)         (10,021)          (7,913)
      Accrued utility revenue                                      500           (2,500)          (7,873)
      Deferred purchased gas costs                              48,544           29,357          (96,384)
      Accounts payable                                             (48)           1,971           12,373
      Accrued taxes                                              7,131           31,780           (8,277)
      Other current assets and liabilities                       2,737           15,763            2,004
     Other                                                       2,296              978           13,889
--------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                   178,560          203,517           56,425
--------------------------------------------------------------------------------------------------------
Cash flow from investment activities:
  Construction expenditures and property additions            (229,503)        (194,621)        (169,614)
  Other                                                          3,521            4,327           (1,308)
--------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                      (225,982)        (190,294)        (170,922)
--------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
  Issuance of common stock, net                                 14,997           67,180           12,205
  Dividends paid                                               (25,164)         (23,676)         (22,177)
  Issuance of long-term debt, net                               53,348           40,864          120,321
  Retirement of long-term debt, net                             (6,168)          (6,623)          (7,565)
  Issuance (repayment) of short-term debt                        9,000          (90,000)          21,000
--------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities          46,013          (12,255)         123,784
--------------------------------------------------------------------------------------------------------
  Change in cash and temporary cash investments                 (1,409)             968            9,287
  Cash at beginning of period                                   18,535           17,567            8,280
--------------------------------------------------------------------------------------------------------
  Cash at end of period                                      $  17,126        $  18,535        $  17,567
========================================================================================================
  Supplemental information:

  Interest paid, net of amounts capitalized                  $  61,321        $  61,164        $  58,771
========================================================================================================
  Income taxes paid (received), net                          $  30,090        $   4,968        $ (33,954)
========================================================================================================



The accompanying notes are an integral part of these statements.

38 SOUTHWEST GAS CORPORATION

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                     Common Stock                   Additional
                                                 --------------------------           Paid-in            Retained
                                                 Shares            Amount             Capital            Earnings           Total
------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
December 31, 1996                                26,733            $ 28,363           $349,132          $  2,121           $379,616
  Common stock issuances                            654                 654             11,551                               12,205
  Net income                                                                                              16,469             16,469
  Dividends declared
   Common: $0.82 per share                                                                               (22,311)           (22,311)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1997                                27,387              29,017            360,683            (3,721)           385,979
  Common stock issuances                          3,023               3,023             64,157                               67,180
  Net income                                                                                              47,537             47,537
  Dividends declared
   Common: $0.82 per share                                                                               (24,296)           (24,296)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                                30,410              32,040            424,840            19,520            476,400
  Common stock issuances                            575                 575             14,422                               14,997
  Net income                                                                                              39,310             39,310
  Dividends declared
   Common: $0.82 per share                                                                               (25,282)           (25,282)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                                30,985*           $ 32,615           $439,262          $ 33,548           $505,425
====================================================================================================================================

*At December 31, 1999, 2 million common shares were registered and available for issuance under provisions of the Employee Investment Plan, the Stock Incentive Plan, and the Dividend Reinvestment and Stock Purchase Plan.


The accompanying notes are an integral part of these statements.




                                                    SOUTHWEST GAS CORPORATION 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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


40 SOUTHWEST GAS CORPORATION

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Generally, these deferred amounts are recovered or refunded within one year. Southwest must first obtain regulatory approval before changing the rates it charges for recovery of gas costs.

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

CONSTRUCTION REVENUES. The majority of the Northern contracts are performed under unit price contracts. These contracts state prices per unit of installation. Revenues are recorded as installations are completed. Fixed-price contracts use the percentage of completion method of accounting and, therefore, take into account the cost, estimated earnings, and revenue to date on contracts not yet completed. The amount of revenue recognized is based on costs expended to date relative to anticipated final contract costs. Revisions in estimates of cost and earnings during the course of the work are reflected in the accounting period in which the facts requiring revision become known. If a loss on a contract becomes known or is anticipated, the entire amount of the estimated ultimate loss is recognized at that time in the financial statements.

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

                                                    SOUTHWEST GAS CORPORATION 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC). AFUDC represents the cost of both debt and equity funds used to finance utility construction. AFUDC is capitalized as part of the cost of utility plant. The Company capitalized $2.3 million in 1999, $2.4 million in 1998, and $1.6 million in 1997 of AFUDC related to natural gas utility operations. The debt portion of AFUDC is reported in the consolidated statements of income as an offset to net interest deductions and the equity portion is reported as other income. Utility plant construction costs, including AFUDC, are recovered in authorized rates through depreciation when completed projects are placed into operation, and general rate relief is requested and granted.

EARNINGS PER SHARE. Basic earnings per share (EPS) are calculated by dividing net income by the weighted-average number of shares outstanding during the period. Diluted EPS includes additional weighted-average common stock equivalents (stock options and performance shares). Unless otherwise noted, the term "Earnings Per Share" refers to Basic EPS. A reconciliation of the shares used in the Basic and Diluted EPS calculations is shown in the following table. Net income was the same for Basic and Diluted EPS calculations.

(In thousands)                               1999           1998           1997
--------------------------------------------------------------------------------
Average basic shares                        30,690         28,611         27,069
Effect of dilutive securities
  Stock options                                176            108             61
  Performance shares                            99             96             63
--------------------------------------------------------------------------------
Average diluted shares                      30,965         28,815         27,193
================================================================================


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


42 SOUTHWEST GAS CORPORATION

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - UTILITY PLANT

Net utility plant as of December 31, 1999 and 1998 was as follows (thousands of dollars):

December 31                                         1999                1998
--------------------------------------------------------------------------------
Gas plant:
  Storage                                      $     3,842          $     3,316
  Transmission                                     174,563              170,512
  Distribution                                   1,762,341            1,598,703
  General                                          185,344              186,468
  Other                                             77,133               61,140
--------------------------------------------------------------------------------
                                                 2,203,223            2,020,139
Less: accumulated depreciation                    (662,510)            (612,138)
Acquisition adjustments, net                         3,503                3,881
Construction work in progress                       36,886               47,480
--------------------------------------------------------------------------------
  Net utility plant                            $ 1,581,102          $ 1,459,362
================================================================================

         Depreciation expense on gas plant was $85.6 million in 1999, $78.4 million in 1998, and $73.5 million in 1997.

LEASES AND RENTALS. Southwest leases the liquefied natural gas (LNG) facilities on its northern Nevada system, a portion of its corporate headquarters office complex in Las Vegas, and its administrative offices in Phoenix. The leases provide for current terms which expire in 2003, 2017, and 2004, respectively, with optional renewal terms available at the expiration dates. The rental payments for the LNG facilities are $6.7 million annually and $23.3 million in the aggregate. The rental payments for the corporate headquarters office complex are $1.8 million for each of the years 2000 through 2002, $1.9 million in 2003, $2 million in 2004, and $26.2 million cumulatively thereafter. The rental payments for the Phoenix administrative offices are $1.2 million for 2000, $1.3 million for each of the years 2001 through 2003, and $1 million in the final year of the lease. In addition to the above, the Company leases certain office and construction equipment. The majority of these leases are short-term. These leases are accounted for as operating leases, and for the gas segment are treated as such for regulatory purposes. Rentals included in operating expenses for all operating leases were $24.7 million in 1999, $22.6 million in 1998, and $20.7 million in 1997. These amounts include Northern lease expenses of approximately $8.4 million in 1999, $7.6 million in 1998, and $6.7 million in 1997 for various short-term leases of equipment and temporary office sites.


                                                    SOUTHWEST GAS CORPORATION 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The following is a schedule of future minimum lease payments for noncancellable operating leases (with initial or remaining terms in excess of one year) as of December 31, 1999 (thousands of dollars):



Year Ending December 31
--------------------------------------------------------------------------------
2000                                                                    $11,243
2001                                                                     11,078
2002                                                                     10,762
2003                                                                      6,719
2004                                                                      2,950
Thereafter                                                                26,247
--------------------------------------------------------------------------------
Total minimum lease payments                                             $68,999
================================================================================

NOTE 3 - RECEIVABLES AND RELATED ALLOWANCES

Business activity with respect to gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. At December 31, 1999, gas utility customer accounts receivable were $68.3 million. Approximately 57 percent of the gas utility customers were in Arizona, 34 percent in Nevada, and 9 percent in California. Although the Company seeks to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on overdue accounts, some accounts are ultimately not collected. Provisions for uncollectible accounts are recorded monthly, as needed, and are included in the ratemaking process as a cost of service. Activity in the allowance for uncollectibles is summarized as follows (thousands of dollars):

                                                                   Allowance for
                                                                  Uncollectibles
--------------------------------------------------------------------------------
Balance, December 31, 1996                                            $ 1,510
  Additions charged to expense                                          1,495
  Accounts written off, less recoveries                                (1,427)
--------------------------------------------------------------------------------
Balance, December 31, 1997                                              1,578
  Additions charged to expense                                          2,057
  Accounts written off, less recoveries                                (2,290)
--------------------------------------------------------------------------------
Balance, December 31, 1998                                              1,345
  Additions charged to expense                                          1,897
  Accounts written off, less recoveries                                (1,512)
--------------------------------------------------------------------------------
Balance, December 31, 1999                                            $ 1,730
================================================================================

NOTE 4 - REGULATORY ASSETS AND LIABILITIES

Natural gas operations are subject to the regulation of the Arizona Corporation Commission (ACC), the Public Utilities Commission of Nevada (PUCN), the California Public Utilities Commission

44 SOUTHWEST GAS CORPORATION

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CPUC), and the Federal Energy Regulatory Commission (FERC). Company accounting policies conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process. Such effects concern mainly the time at which various items enter into the determination of net income in accordance with the principle of matching costs with related revenues.

The following table represents existing regulatory assets and liabilities (thousands of dollars):

December 31                                              1999           1998
--------------------------------------------------------------------------------
Regulatory assets:
  Deferred purchased gas costs                        $   9,051       $  57,595
  SFAS No. 109 - Income taxes, net                        6,251           7,870
  Unamortized premium on reacquired debt                 15,347          16,107
  Other                                                  20,277          21,478
--------------------------------------------------------------------------------
                                                         50,926         103,050
Regulatory liabilities:
  Supplier and other rate refunds due customers             (29)         (2,809)
  Other                                                  (2,264)           (241)
--------------------------------------------------------------------------------
Net regulatory assets                                 $  48,633       $ 100,000
================================================================================

NOTE 5 - PREFERRED SECURITIES

PREFERRED SECURITIES OF SOUTHWEST GAS CAPITAL I. In October 1995, Southwest Gas Capital I (the Trust), a consolidated wholly owned subsidiary of the Company, issued $60 million of 9.125% Trust Originated Preferred Securities (the Preferred Securities). In connection with the Trust issuance of the Preferred Securities and the related purchase by the Company of all of the Trust common securities (the Common Securities), the Company issued to the Trust $61.8 million principal amount of its 9.125% Subordinated Deferrable Interest Notes, due 2025 (the Subordinated Notes). The sole assets of the Trust are and will be the Subordinated Notes. The interest and other payment dates on the Subordinated Notes correspond to the distribution and other payment dates on the Preferred Securities and Common Securities. Under certain circumstances, the Subordinated Notes may be distributed to the holders of the Preferred Securities and holders of the Common Securities in liquidation of the Trust. The Subordinated Notes are redeemable at the option of the Company on or after December 31, 2000, at a redemption price of $25 per Subordinated Note plus accrued and unpaid interest. In the event that the Subordinated Notes are repaid, the Preferred Securities and the Common Securities will be redeemed on a pro rata basis at $25 per Preferred Security and Common Security plus accumulated and unpaid distributions. Company obligations under the Subordinated Notes, the Declaration of Trust (the agreement under which the Trust was formed), the


                                                    SOUTHWEST GAS CORPORATION 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

guarantee of payment of certain distributions, redemption payments and liquidation payments with respect to the Preferred Securities to the extent the Trust has funds available therefor and the indenture governing the Subordinated Notes, including the Company agreement pursuant to such indenture to pay all fees and expenses of the Trust, other than with respect to the Preferred Securities and Common Securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities. As of December 31, 1999, 2.4 million Preferred Securities were outstanding.

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

46 SOUTHWEST GAS CORPORATION

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - LONG-TERM DEBT

December 31                                                                  1999                                   1998
------------------------------------------------------------------------------------------------------------------------------------
                                                               Carrying              Market             Carrying             Market
(Thousands of dollars)                                           Amount              Value               Amount              Value
------------------------------------------------------------------------------------------------------------------------------------
Debentures:
  9 3/4% Series F, due 2002                                    $ 100,000           $ 105,114           $ 100,000           $ 111,672
  7 1/2% Series, due 2006                                         75,000              73,845              75,000              83,063
  8% Series, due 2026                                             75,000              73,339              75,000              84,301
  Medium-term notes, 7.59% series, due 2017                       25,000              23,964              25,000              26,817
  Medium-term notes, 7.78% series, due 2022                       25,000              24,032              25,000              27,458
  Medium-term notes, 7.92% series, due 2027                       25,000              24,212              25,000              27,852
  Medium-term notes, 6.89% series, due 2007                       17,500              16,547              17,500              18,242
  Medium-term notes, 6.76% series, due 2027                        7,500               6,316               7,500               7,277
  Medium-term notes, 6.27% series, due 2008                       25,000              22,520              25,000              24,997
  Unamortized discount                                            (3,119)                 --              (3,452)                 --
------------------------------------------------------------------------------------------------------------------------------------
                                                                 371,881                                 371,548
------------------------------------------------------------------------------------------------------------------------------------
Revolving credit facility                                        200,000             200,000             200,000             200,000
------------------------------------------------------------------------------------------------------------------------------------
Industrial development revenue bonds:
  Variable-rate bonds
   Tax-exempt Series A, due 2028                                  50,000              50,000              50,000              50,000
   Taxable Series B, due 2038                                     22,590              22,590                  --                  --
   Less funds held in trust                                      (12,768)                 --             (19,684)                 --
------------------------------------------------------------------------------------------------------------------------------------
                                                                  59,822                                  30,316
------------------------------------------------------------------------------------------------------------------------------------
  Fixed-rate bonds
   7.30% 1992 Series A, due 2027                                  30,000              31,203              30,000              28,484
   7.50% 1992 Series B, due 2032                                 100,000             104,518             100,000              96,777
   6.50% 1993 Series A, due 2033                                  75,000              71,082              75,000              63,591
   6.10% 1999 Series A, due 2038                                  12,410              12,139                  --                  --
   Unamortized discount                                           (3,490)                 --              (3,448)                 --
------------------------------------------------------------------------------------------------------------------------------------
                                                                 213,920                                 201,552
------------------------------------------------------------------------------------------------------------------------------------
Other                                                             21,599                  --              14,760                  --
------------------------------------------------------------------------------------------------------------------------------------
                                                                 867,222                                 818,176
Less current maturities                                           (7,931)                                 (5,270)
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                        $ 859,291                               $ 812,906
====================================================================================================================================

     The Company has a $350 million revolving credit agreement, which bears interest at either the London Interbank Offering Rate (LIBOR) plus or minus a competitive margin or prime rate plus one half of one percent of the Federal Funds rate. Any amounts borrowed under the revolving credit agreement become payable in June 2002. The Company has designated $200 million of the total facility as long-term debt and uses the remaining $150 million for working capital purposes and has designated the related outstanding amounts as short-term debt.


                                                    SOUTHWEST GAS CORPORATION 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In October 1999, the Company issued $35 million in Clark County, Nevada industrial development revenue bonds (IDRB) due 2038. The issuance included $12.4 million of tax-exempt bonds bearing interest at 6.10 percent and $22.6 million of taxable bonds with a variable interest rate. Net proceeds were used to finance the cost of the acquisition, construction, completion, extension, and improvement of Southwest pipeline systems in Clark County, Nevada. The Company anticipates that it will convert the taxable bonds to tax-exempt bonds in amounts corresponding to the private activity volume cap allocation designated from time to time by Clark County, Nevada.

     The interest rate on the taxable variable-rate IDRBs averaged 6.13 percent in 1999. The interest rate on the tax-exempt variable-rate IDRBs averaged 3.74 percent in 1999, 3.74 percent in 1998, and 4.18 percent in 1997. The rates for the variable-rate IDRBs are established on a weekly basis. The Company has the option to convert from the current weekly rates to daily-term or variable-term rates.

     The fair value of the revolving credit facility approximates carrying value. Market values for the debentures and fixed-rate IDRB were determined based on dealer quotes using trading records for December 31, 1999 and 1998, as applicable, and other secondary sources which are customarily consulted for data of this kind. The carrying values of variable-rate IDRBs were used as estimates of fair value based upon the variable interest rates of the bonds.

     Estimated maturities of long-term debt for the next five years are expected to be $7.9 million, $5.7 million, $305 million, $2.6 million, and $0, respectively.

NOTE 7 - SHORT-TERM DEBT

As discussed in Note 6, a portion of the $350 million revolving credit facility is designated as short-term debt. Short-term borrowings were $61 million and $52 million at December 31, 1999 and 1998, respectively. The weighted-average interest rates on these borrowings were 8.10 percent at December 31, 1999 and
7.62 percent at December 31, 1998.

NOTE 8- COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS. In connection with activities surrounding the now terminated merger (see Note 14), the Company is a party to various legal proceedings including claims by certain shareholders and Southern Union. The Company has also been named as defendant in various other legal proceedings. The ultimate dispositions of these proceedings are not presently determinable; however, it is the opinion of management that no litigation to which the Company is subject will have a material adverse impact on its financial position or results of operations.

NOTE 9 - EMPLOYEE BENEFITS

Southwest has a noncontributory qualified retirement plan with defined benefits covering substantially all employees. Southwest also provides postretirement benefits other than pensions (PBOP) to its qualified retirees for health care, dental, and life insurance benefits.

48 SOUTHWEST GAS CORPORATION

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The following tables set forth the qualified retirement plan and PBOP funded status and amounts recognized on the Consolidated Balance Sheets and Statements of Income.

                                                                          Qualified
                                                                        Retirement Plan                           PBOP
------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                               1999               1998              1999              1998
------------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligations
Benefit obligation for service rendered to
  date at beginning of year (PBO/APBO)                             $ 222,832         $ 190,389         $  23,977         $  21,698
Service cost                                                           9,976             9,130               572               504
Interest cost                                                         15,406            14,092             1,643             1,591
Actuarial loss (gain)                                                 (6,096)           14,221              (300)            1,334
Benefits paid                                                         (5,500)           (5,000)           (1,010)           (1,150)
------------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year (PBO/APBO)                         236,618           222,832            24,882            23,977
------------------------------------------------------------------------------------------------------------------------------------

Change in plan assets
Market value of plan assets at beginning of year                     255,685           232,413             6,679             3,581
Actual return on plan assets                                          21,695            28,272               543               487
Employer contributions                                                    --                --             1,724             2,611
Benefits paid                                                         (5,500)           (5,000)               --                --
------------------------------------------------------------------------------------------------------------------------------------
Market value of plan assets at end of year                           271,880           255,685             8,946             6,679
------------------------------------------------------------------------------------------------------------------------------------

Funded status                                                         35,262            32,853           (15,936)          (17,298)
Unrecognized net actuarial loss (gain)                               (51,992)          (44,467)             (210)             (231)
Unrecognized transition obligation (2004/2012)                         3,305             4,142            11,270            12,137
Unrecognized prior service cost                                          237               295                --                --
------------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                     $ (13,188)        $  (7,177)        $  (4,876)        $  (5,392)
====================================================================================================================================
Weighted-average assumptions as of
  December 31,
Discount rate                                                           7.25%             7.00%             7.25%             7.00%
Expected return on plan assets                                          9.00%             9.00%             9.00%             9.00%
Rate of compensation increase                                           4.75%             4.50%             4.75%             4.50%

     For PBOP measurement purposes, a 6.5 percent annual rate of increase in the per capita cost of covered health care benefits is assumed for 2000. The rate is assumed to decrease one-half of one percent per year until 2003, at which time the average annual increase is projected to be five percent. The Company makes fixed contributions for health care benefits of employees who retire after 1988, but pays up to 100 percent of covered health care costs for employees who retired prior to 1989. The assumed annual rate of increase noted above applies to the benefit obligations of pre-1989 retirees only.


                                                    SOUTHWEST GAS CORPORATION 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMPONENTS OF NET PERIODIC BENEFIT COST:

                                                    Qualified Retirement Plan                               PBOP
------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                        1999            1998           1997             1999           1998             1997
------------------------------------------------------------------------------------------------------------------------------------
Service cost                               $  9,976        $  9,130        $  9,630        $    572        $    504        $    567
Interest cost                                15,406          14,092          12,945           1,643           1,591           1,638
Expected return on
  plan assets                               (20,266)        (18,199)        (16,270)           (664)           (349)           (244)
Amortization of prior
  service costs                                  58              57              57              --              --              --
Amortization of unrecognized
  transition obligation                         837             837             837             867             867             867
Amortization of net
  (gain) loss                                    --             (32)             --              --              --              12
------------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                  $  6,011        $  5,885        $  7,199        $  2,418        $  2,613        $  2,840
====================================================================================================================================

In addition to the qualified retirement plan, Southwest has a separate unfunded supplemental retirement plan which is limited to officers. The plan is noncontributory with defined benefits. Plan costs were $2 million in 1999, 1998, and 1997. The accumulated benefit obligation of the plan was $17.2 million at December 31, 1999.

     The Employees' Investment Plan provides for purchases of Company common stock or certain other investments by eligible Southwest employees through deductions of up to 16 percent of base compensation, subject to IRS limitations. Southwest matches one-half of amounts deferred. The maximum Company contribution is three percent of an employee's annual compensation. The cost of the plan was $2.8 million in 1999, $2.6 million in 1998, and $2.5 million in 1997. Northern has a separate plan, the cost and liability for which are not significant.

     Southwest has a deferred compensation plan for all officers and members of the Board. The plan provides the opportunity to defer up to 100 percent of annual cash compensation. Southwest matches one-half of amounts deferred by officers. The maximum Company contribution is three percent of an officer's annual salary. Payments of compensation deferred, plus interest, are made in equal monthly installments over 5, 10, 15, or 20 years, as elected by the participant. Deferred compensation earns interest at a rate determined each January. The interest rate represents 150 percent of Moody's Seasoned Corporate Bond Index.

     At December 31, 1999, the Company had two stock-based compensation plans. These plans are accounted for in accordance with APB Opinion No. 25 "Accounting for Stock Issued to


50 SOUTHWEST GAS CORPORATION

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employees." In connection with the stock-based compensation plans, the Company recognized compensation expense of $2.2 million in 1999, $2.1 million in 1998, and $1 million in 1997. Had compensation cost been determined based on the fair value of the awards at the grant dates, net income and earnings per share would have reflected the pro forma amounts indicated below (thousands of dollars, except per share amounts):

                                     1999       1998        1997
------------------------------------------------------------------
Net income
  As reported                       $39,310    $47,537     $16,469
  Pro forma                          38,995     47,869      16,318
Basic earnings per share
  As reported                        1.28       1.66        0.61
  Pro forma                          1.27       1.67        0.60

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

                                                          1999                       1998                                  1997
------------------------------------------------------------------------------------------------------------------------------------
Dividend yield                                               4.62%                        3.15%                                4.09%
Risk-free interest rate range                        4.91 to 5.76%                5.36 to 5.63%                        5.28 to 5.38%
Expected volatility range                                22 to 28%                    22 to 25%                            22 to 24%
Expected life                                         1 to 3 years                 1 to 3 years                         1 to 3 years


The following tables summarize Company stock option plan activity and related information (thousands of options):

                                                       1999                          1998                          1997
------------------------------------------------------------------------------------------------------------------------------------
                                                           Weighted-                     Weighted-                    Weighted-
                                          Number            average        Number          average        Number         average
                                        of options      exercise price   of options     exercise price  of options    exercise price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at the
  beginning of the year                    587           $   17.38         472           $   15.96        380           $   15.00
  Granted during the year                  118               28.91         118               23.04        121               18.78
  Exercised during the year                 (1)              15.00          --               --            --               --
  Forfeited during the year                 --               --            ( 3)              15.80        (29)              15.14
  Expired during the year                   --               --            --                --            --               --
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at year end                    704           $   19.32         587           $   17.38        472           $   15.96
====================================================================================================================================
Exercisable at year end                    481           $   17.77         295           $   16.19        141           $   15.00
====================================================================================================================================


                                                    SOUTHWEST GAS CORPORATION 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The weighted-average grant-date fair value of options granted was $4.34 for 1999, $2.68 for 1998, and $2.26 for 1997. The exercise prices for the options outstanding range from $15.00 to $28.94. On December 31, 1999, the options outstanding had a weighted-average remaining contractual life of approximately
7.5 years.

     In addition to the option plan, the Company may issue restricted stock in the form of performance shares to encourage key employees to remain in its employment to achieve short-term and long-term performance goals. Plan participants are eligible to receive a cash bonus (i.e., short-term incentive) and performances shares (i.e., long-term incentive). The performance shares vest after three years from issuance and are subject to a final adjustment as determined by the Board of Directors. The following table summarizes the activity of this plan (thousands of shares):

Year Ending December 31                                 1999        1998        1997
--------------------------------------------------------------------------------------
Nonvested performance shares at beginning of year        172         126          93
Performance shares granted                                83          67          59
Performance shares forfeited                              (1)         --          --
Shares vested and issued                                 (61)        (21)        (26)
--------------------------------------------------------------------------------------
Nonvested performance shares at end of year              193         172         126
======================================================================================
Grant date fair value of award                          $26.63      $18.69      $19.25
======================================================================================

NOTE 10 - INCOME TAXES
Income tax expense (benefit) consists of the following (thousands of dollars):

Year Ending December 31              1999            1998            1997
--------------------------------------------------------------------------------
Current:
   Federal                        $ 33,152        $ 32,267        $(42,921)
   State                             6,736           2,519          (2,227)
--------------------------------------------------------------------------------
                                    39,888          34,786         (45,148)
--------------------------------------------------------------------------------
 Deferred:
   Federal                         (15,126)           (268)         47,614
   State                            (3,117)          1,896           2,393
--------------------------------------------------------------------------------
                                   (18,243)          1,628          50,007
--------------------------------------------------------------------------------
   Total income tax expense       $ 21,645        $ 36,414        $  4,859
================================================================================



52 SOUTHWEST GAS CORPORATION

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Deferred income tax expense consists of the following significant components (thousands of dollars):

Year Ended December 31                        1999            1998            1997
----------------------------------------------------------------------------------
Deferred federal and state:
  Property-related items                  $ 11,405        $ 15,586        $ 19,006
  Purchased gas cost adjustments           (19,201)        (10,344)         37,156
  Employee benefits                         (5,816)         (2,320)         (1,265)
  Merger costs                              (1,822)             --              --
  All other deferred                        (1,941)           (426)         (4,022)
----------------------------------------------------------------------------------
   Total deferred federal and state        (17,375)          2,496          50,875
Deferred investment tax credit, net           (868)           (868)           (868)
----------------------------------------------------------------------------------
  Total deferred income tax expense       $(18,243)       $  1,628        $ 50,007
==================================================================================

The consolidated effective income tax rate for the period ended December 31, 1999 and the two prior periods differs from the federal statutory income tax rate. The sources of these differences and the effect of each are summarized as follows:

Year Ended December 31                                      1999           1998           1997
-----------------------------------------------------------------------------------------------
Federal statutory income tax rate                           35.0%          35.0%          35.0%
  Net state tax liability                                    3.0            5.5            4.2
  Property-related items                                     1.4            1.3            3.8
  Effect of Internal Revenue Service examinations           (1.8)          --            (16.0)
  Tax credits                                               (1.4)          (1.0)          (4.0)
  Tax exempt interest                                       (0.3)          (0.3)          (1.7)
  Corporate owned life insurance                            (1.0)           1.0           (1.0)
  All other differences                                      0.6            1.9            2.5
-----------------------------------------------------------------------------------------------
Consolidated effective income tax rate                      35.5%          43.4%          22.8%
===============================================================================================

                                                    SOUTHWEST GAS CORPORATION 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities consist of the following (thousands of dollars):

December 31                                                           1999             1998
---------------------------------------------------------------------------------------------
Deferred tax assets
  Deferred income taxes for future amortization of ITC             $  10,372        $  11,673
  Employee benefits                                                   15,595            9,779
  Merger costs                                                         1,822               --
  Other                                                                8,438            8,996
  Valuation allowance                                                     --               --
---------------------------------------------------------------------------------------------
                                                                      36,227           30,448
---------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Property-related items, including accelerated depreciation         160,541          149,095
  Regulatory balancing accounts                                        4,090           23,280
  Property-related items previously flowed-through                    16,622           19,543
  Unamortized ITC                                                     16,403           17,271
  Debt-related costs                                                   5,397            6,258
  Other                                                                5,471            7,294
---------------------------------------------------------------------------------------------
                                                                     208,524          222,741
---------------------------------------------------------------------------------------------
Net deferred tax liabilities                                       $ 172,297        $ 192,293
=============================================================================================
Current                                                            $  (6,141)       $  12,627
Noncurrent                                                           178,438          179,666
---------------------------------------------------------------------------------------------
Net deferred tax liabilities                                       $ 172,297        $ 192,293
=============================================================================================

NOTE 11 - CALIFORNIA EXPANSION AND LNG CONSTRUCTION PROJECTS

NORTHERN CALIFORNIA EXPANSION PROJECT. In 1995, Southwest initiated a multi-year, three-phase construction project to expand its northern California service territory and extend service into Truckee, California. The California Public Utilities Commission (CPUC) established a $29.1 million cost cap for the project. In 1995, Southwest completed Phase I of the project, which included transmission system reinforcement and distribution system expansion to accommodate approximately 940 customers. Construction costs of $7.1 million were on target with the cost estimate approved by the CPUC.

     Phase II of the project, completed in 1997, extended the transmission system to Truckee, California and expanded the distribution system to serve an additional 4,200 customers. The cost cap apportioned to Phase II was approximately $13.8 million. The incurred cost of Phase II was $28.8 million. An estimated $9.2 million of the Phase II cost overrun was due to changes in project scope, such as adjustments for design changes required by governmental bodies, changes in facilities necessitated by requirements beyond Southwest's control, and costs incurred to accommodate customer service requests. Due to the Phase II cost overruns and difficult construction environment experienced, construction of Phase III was postponed to reevaluate the economics of completing the project.

     In July 1997, Southwest filed an application requesting authorization from the CPUC to modify the terms and conditions of the original certificate of public convenience and necessity. In January 1998, a settlement agreement involving all parties to the proceeding was executed and filed with the CPUC

54 SOUTHWEST GAS CORPORATION

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

which redefined the terms and conditions for completing the project and recovering the additional project costs. Under the settlement agreement, Southwest agreed to absorb $8 million in cost overruns experienced in Phase II. There was no opposition to the settlement agreement by the Truckee Town Council. Anticipating approval of the settlement agreement by the CPUC, Southwest recognized an $8 million pretax charge in the fourth quarter of 1997.

     In May 1998, the presiding Administrative Law Judge (ALJ) issued an unexpected proposed decision rejecting the settlement agreement and directing Southwest to complete the project under the terms and conditions of the original certificate. Subsequent to the decision, the Truckee Town Council took a formal position in opposition to the settlement agreement although they were not a party to the proceeding.

     In July 1998, the CPUC voted to adopt the proposed decision and reject the settlement agreement, ordering Southwest to complete the project under the terms of the original certificate. Southwest filed a motion for stay of order and petitioned the CPUC for rehearing in August 1998. In September 1998, the CPUC denied the motion for stay and in January 1999, the petition was denied.

     In September 1998, Southwest filed a civil lawsuit in the United States Federal District Court naming the town of Truckee as a defendant for an indeterminate amount of damages. Southwest asserted that actions taken by the town of Truckee resulted in unanticipated changes in project scope, which materially contributed to the cost overruns experienced during construction of Phase II of the project.

     In February 1999, Southwest petitioned the Supreme Court of the state of California for review of the July 1998 CPUC decision ordering Southwest to complete the project under the terms and scope of the original certificate. The petition for review was denied in June 1999.

     In April 1999, following six months of mediation, Southwest and the town of Truckee negotiated a settlement agreement and mutual release (Agreement) that reconciled disputes and claims against each other. The Agreement provides for natural gas service to be offered to all areas of Truckee, California, consistent with the original scope of the project. The estimated remaining cost to complete the project was reduced from $25 million to $18 million following receipt of new construction bids. Service to potential customers in certain areas would be provided pursuant to mains and services extension rules. Southwest agreed to provide a $2 million subsidy to assist customers in covering the mains and services extension costs. Southwest also agreed not to file a general rate case applicable to its California service territories to be effective before January 1, 2002. The Agreement also provides for the dismissal by Southwest of the aforementioned lawsuit subsequent to the approval of the terms of the Agreement by the CPUC.

     In June 1999, Southwest and the town of Truckee filed the Agreement as part of a joint petition with the CPUC to modify the certificate of public convenience and necessity and the related



                                              SOUTHWEST GAS CORPORATION 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cost recovery mechanism. Southwest resumed construction on the project during the summer of 1999. Through December 1999, Southwest has spent $39.5 million of the estimated $54 million in construction costs it expects to incur to complete the entire project.

     In February 2000, the CPUC approved the joint petition, including the terms and conditions of the Agreement, with the modifications that Southwest file a project status report within two months following each construction season through project completion, and that the project be completed with due diligence, but in no event later than January 1, 2004, subject to delays in construction for any cause beyond the control of Southwest. All parties have consented to the Agreement and accepted the modifications ordered by the CPUC.

     Based on the approval of the joint petition, Southwest's additional regulatory disallowance exposure was reduced from $17 million to $2 million. A $2 million pretax charge was recognized in the fourth quarter of 1999, representing the customer subsidy for mains and services extension costs Southwest has committed to provide. Southwest expects to complete the project by January 1, 2004, at or below the total cost estimate of $54 million. Therefore, no additional write-offs related to the expansion project are anticipated.

LNG STORAGE AND DISTRIBUTION SYSTEM. A subsidiary of the Company entered into an agreement to build Liquefied Natural Gas (LNG) storage and distribution systems to serve several small towns. The subsidiary contracted to provide project management services, materials, two gas distribution systems, and two LNG storage and vaporization systems. The project was completed in 1998. The total project cost exceeded the contract price by approximately $5 million. A pretax charge of $5 million was recorded in 1997 and was included in Other income (deductions) on the Consolidated Statements of Income.

NOTE 12 - SEGMENT INFORMATION
Company operating segments are determined based on the nature of their activities. The natural gas operations segment is engaged in the business of purchasing, transporting, and distributing natural gas. Revenues are generated from the sale and transportation of natural gas. The construction services segment is engaged in the business of providing utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

     The accounting policies of the reported segments are the same as those described within Note 1 - Summary of Significant Accounting Policies. Northern accounts for the services provided to Southwest at contractual (market) prices. At December 31, 1999 and 1998, consolidated accounts receivable included $4.4 million and $5 million, respectively, which were not eliminated during consolidation.

56 SOUTHWEST GAS CORPORATION

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The financial information pertaining to natural gas operations and construction services segments for each of the three years in the period ended December 31, 1999, is as follows (thousands of dollars):


                                                                 1999
---------------------------------------------------------------------------------------------------
                                               Gas          Construction
                                           Operations         Services     Adjustments      Total
---------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers       $  791,155       $   95,744                   $  886,899
Intersegment sales                                 --           49,967                       49,967
===================================================================================================
  Total                                    $  791,155       $  145,711                   $  936,866
===================================================================================================
Interest expense                           $   61,597       $    1,605                   $   63,202
===================================================================================================
Depreciation and amortization              $   88,254       $   10,271                   $   98,525
===================================================================================================
Income tax expense                         $   18,532       $    3,113                   $   21,645
===================================================================================================
Segment income                             $   35,473       $    3,837                   $   39,310
===================================================================================================
Segment assets                             $1,855,114       $   68,630       $(302)      $1,923,442
===================================================================================================
Capital expenditures                       $  207,773       $   21,730                   $  229,503
===================================================================================================



                                                               1998
-----------------------------------------------------------------------------------------------------
                                               Gas          Construction
                                            Operations        Services     Adjustments        Total
-----------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers       $  799,597       $   79,736                     $  879,333
Intersegment sales                                 --           37,976                         37,976
=====================================================================================================
  Total                                    $  799,597       $  117,712                     $  917,309
=====================================================================================================
Interest expense                           $   62,284       $    1,070                     $   63,354
=====================================================================================================
Depreciation and amortization              $   80,231       $    8,573                     $   88,804
=====================================================================================================
Income tax expense                         $   33,995       $    2,419                     $   36,414
=====================================================================================================
Segment income                             $   44,830       $    2,707                     $   47,537
=====================================================================================================
Segment assets                             $1,772,418       $   59,285       $(1,009)      $1,830,694
=====================================================================================================
Capital expenditures                       $  179,361       $   15,260                     $  194,621
=====================================================================================================



                                                              1997
---------------------------------------------------------------------------------------------------
                                              Gas          Construction
                                           Operations        Services    Adjustments        Total
---------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers       $  614,665       $   81,421                   $  696,086
Intersegment sales                                 --           35,924                       35,924
===================================================================================================
  Total                                    $  614,665       $  117,345                   $  732,010
===================================================================================================
Interest expense                           $   61,751       $    1,467                   $   63,218
===================================================================================================
Depreciation and amortization              $   74,528       $   10,133                   $   84,661
===================================================================================================
Income tax expense                         $    4,217       $      642                   $    4,859
===================================================================================================
Segment income                             $   15,825       $      644                   $   16,469
===================================================================================================
Segment assets                             $1,717,025       $   52,919       $(885)      $1,769,059
===================================================================================================
Capital expenditures                       $  164,528       $    5,086                   $  169,614
===================================================================================================


                                                    SOUTHWEST GAS CORPORATION 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Construction services segment assets include an income tax receivable of $302,000 in 1999, which was netted against gas operations segment accrued taxes during consolidation. Construction services segment assets include deferred tax assets of $1 million in 1998 and $885,000 in 1997, which were netted against gas operations segment deferred tax liabilities during consolidation.

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)


Quarter Ended                                                 March 31            June 30            September 30        December 31
------------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars, except per share amounts)
1999
Operating revenues                                           $ 308,025           $ 200,292            $ 166,289            $ 262,260
Operating income (loss)                                         62,725              11,530               (2,904)              59,861
Net income (loss)                                               28,266              (3,596)             (14,188)              28,828
Basic earnings (loss) per common share*                           0.93               (0.12)               (0.46)                0.93
Diluted earnings (loss) per common share*                         0.92               (0.12)               (0.46)                0.93
1998
Operating revenues                                           $ 292,601           $ 192,897            $ 162,508            $ 269,303
Operating income (loss)                                         75,502              12,951                 (529)              66,246
Net income (loss)                                               35,953              (2,514)             (10,945)              25,043
Basic earnings (loss) per common share*                           1.31               (0.09)               (0.38)                0.83
Diluted earnings (loss) per common share*                         1.30               (0.09)               (0.38)                0.82
1997
Operating revenues                                           $ 235,231           $ 136,938            $ 128,698            $ 231,143
Operating income (loss)                                         51,515              (3,982)              (7,248)              61,976
Net income (loss)                                               21,568             (12,748)             (15,686)              23,335
Basic earnings (loss) per common share*                           0.80               (0.47)               (0.58)                0.85
Diluted earnings (loss) per common share*                         0.80               (0.47)               (0.58)                0.85
------------------------------------------------------------------------------------------------------------------------------------


*The sum of quarterly earnings (loss) per average common share may not equal the annual earnings (loss) per share due to the ongoing change in the weighted average number of common shares outstanding.

     The demand for natural gas is seasonal, and it is the opinion of management that comparisons of earnings for the interim periods do not reliably reflect overall trends and changes in the operations of the Company. Also, the timing of general rate relief can have a significant impact on earnings for interim periods. See Management's Discussion and Analysis for additional discussion of operating results.


58 SOUTHWEST GAS CORPORATION

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - MERGER-RELATED ISSUES

In December 1998, the Boards of Directors of the Company and ONEOK, Inc. (ONEOK), headquartered in Tulsa, Oklahoma, announced an agreement for the Company to be acquired by ONEOK. The agreement called for ONEOK to pay $28.50 in cash for each outstanding share of Company common stock.

         In February 1999, the Company announced that it had received an unsolicited proposal from Southern Union Company (Southern Union), headquartered in Austin, Texas, offering to acquire the Company for $32 per share in cash. Under the terms of the original agreement with ONEOK, and as a result of certain preliminary determinations made by the Board of Directors of the Company, the Board of Directors authorized management to commence substantive discussions with Southern Union regarding its proposal.

         In April 1999, the Board of Directors approved an amendment to the agreement with ONEOK, which reflected among other things a revised cash purchase price of $30 per share, and rejected the unsolicited bid by Southern Union. In late April 1999, Southern Union revised its offer to $33.50 per share. In May 1999, the Board of Directors rejected the revised bid.

         In June 1999, regulatory approval for the merger was obtained from the Public Utilities Commission of Nevada. The shareholders of the Company approved the principal terms of the merger at the annual shareholders meeting held in August 1999. Merger filings were also made with the California and Arizona regulatory bodies.

         Hearings before the Arizona Corporation Commission (ACC), scheduled during the third quarter of 1999, were delayed several times. The ACC staff requested additional time to review the voluminous information filed in the merger application (including merger-related litigation documents).

         On January 4, 2000, the staff of the ACC issued a report that stated it was unable to recommend approval of the merger of the Company and ONEOK due to concerns about ONEOK's actions and fitness to serve in Arizona. On January 18, 2000, the Company sent ONEOK a letter demanding that ONEOK cure the deficiencies identified in the ACC staff report. On January 21, 2000, ONEOK responded to the Company's January 18th letter and stated that it was terminating the merger agreement with the Company.

         Operating results of the Company included merger-related costs of $2.5 million (net of tax) in 1999 and $666,000 (net of tax) in 1998.


                                                    SOUTHWEST GAS CORPORATION 59