Form 10-K, Exhibit 13
period 2000-12-31
SOUTHWEST GAS CORP
filed 2001-03-23
CIK 92416

                                                                   EXHIBIT 13.01

CONSOLIDATED SELECTED FINANCIAL STATISTICS

YEAR ENDED DECEMBER 31,                 2000          1999         1998         1997         1996
                                    ----------------------------------------------------------------
(Thousands of dollars, except per share amounts)
Operating revenues                   $1,034,087    $  936,866   $  917,309   $  732,010   $  644,061
Operating expenses                      905,457       805,654      763,139      629,749      572,488
                                    ----------------------------------------------------------------
Operating income                     $  128,630    $  131,212   $  154,170   $  102,261   $   71,573
                                    ================================================================
Net income                           $   38,311    $   39,310   $   47,537   $   16,469   $    6,574
                                    ================================================================
Total assets at year end             $2,232,337    $1,923,442   $1,830,694   $1,769,059   $1,560,269
                                    ================================================================
Capitalization at year end
 Common equity                       $  533,467    $  505,425   $  476,400   $  385,979   $  379,616
 Trust originated preferred
   securities                            60,000        60,000       60,000       60,000       60,000
 Long-term debt                         896,417       859,291      812,906      778,693      665,221
                                    ----------------------------------------------------------------
                                     $1,489,884    $1,424,716   $1,349,306   $1,224,672   $1,104,837
                                    ================================================================
Common stock data
 Return on average common equity            7.4%          8.0%        11.0%         4.3%         1.8%
 Earnings per share                  $     1.22    $     1.28   $     1.66   $     0.61   $     0.25
 Diluted earnings per share          $     1.21    $     1.27   $     1.65   $     0.61   $     0.25
 Dividends paid per share            $     0.82    $     0.82   $     0.82   $     0.82   $     0.82
 Payout ratio                                67%           64%          49%         N/A          N/A
 Book value per share at year end    $    16.82    $    16.31   $    15.67   $    14.09   $    14.20
 Market value per share at year
   end                               $    21.88    $    23.00   $    26.63   $    18.69   $    19.25
 Market value per share to book
   value per share                          130%          141%         170%         133%         136%
 Common shares outstanding at
   year end (000)                        31,710        30,985       30,410       27,387       26,733
 Number of common shareholders at
   year end                              24,092        22,989       24,489       25,833       26,371
Ratio of earnings to fixed
  charges                                  1.60          1.78         2.08         1.28         1.15

NATURAL GAS OPERATIONS

YEAR ENDED DECEMBER 31,                  2000         1999         1998         1997         1996
                                      --------------------------------------------------------------
(Thousands of dollars)
Sales                                 $  816,358   $  740,900   $  753,338   $  569,542   $  506,200
Transportation                            54,353       50,255       46,259       45,123       40,161
                                      --------------------------------------------------------------
Operating revenue                        870,711      791,155      799,597      614,665      546,361
Net cost of gas sold                     394,711      330,031      329,849      209,338      187,580
                                      --------------------------------------------------------------
Operating margin                         476,000      461,124      469,748      405,327      358,781
Expenses
 Operations and maintenance              231,175      221,258      209,172      201,159      198,364
 Depreciation and amortization            94,689       88,254       80,231       74,528       67,443
 Other                                    29,819       27,610       31,646       29,393       28,156
                                      --------------------------------------------------------------
Operating income                      $  120,317   $  124,002   $  148,699   $  100,247   $   64,818
                                      ==============================================================
Contribution to consolidated net
  income                              $   33,908   $   35,473   $   44,830   $   15,825   $    3,919
                                      ==============================================================
Total assets at year end              $2,154,641   $1,855,114   $1,772,418   $1,717,025   $1,498,099
                                      ==============================================================
Net gas plant at year end             $1,686,082   $1,581,102   $1,459,362   $1,360,294   $1,278,457
                                      ==============================================================
Construction expenditures and
 property additions                   $  205,161   $  207,773   $  179,361   $  164,528   $  210,743
                                      ==============================================================
Cash flow, net
 From operating activities            $  109,872   $  165,220   $  189,465   $   45,923   $   47,931
 From investing activities              (203,325)    (207,024)    (176,731)    (170,455)     (41,804)
 From financing activities                95,481       40,674      (12,632)     132,349      (11,456)
                                      --------------------------------------------------------------
Net change in cash                    $    2,028   $   (1,130)  $      102   $    7,817   $   (5,329)
                                      ==============================================================
Total throughput (thousands of
  therms)
 Sales                                 1,107,674    1,037,409    1,103,264      914,732      818,329
 Transportation                        1,482,700    1,186,859    1,001,372    1,030,857      968,208
                                      --------------------------------------------------------------
Total throughput                       2,590,374    2,224,268    2,104,636    1,945,589    1,786,537
                                      ==============================================================
Weighted average cost of gas
  purchased ($/therm)                 $     0.42   $     0.28   $     0.27   $     0.35   $     0.27
Customers at year end                  1,337,000    1,274,000    1,209,000    1,151,000    1,092,000
Employees at year end                      2,491        2,482        2,429        2,447        2,420
Degree days -- actual                      1,938        1,928        2,321        1,976        1,896
Degree days -- ten-year average            1,991        2,031        2,043        2,022        2,033

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

  The following discussion of Southwest Gas Corporation and subsidiaries (the Company) includes information related to regulated natural gas transmission and distribution activities and non-regulated activities.
  The Company is principally engaged in the business of purchasing, transporting, and distributing natural gas (Southwest or natural gas operations segment). Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of southern, central, and northwestern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor and transporter of natural gas in Nevada, and serves the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area in northern California and high desert and mountain areas in San Bernardino County.
  As of December 31, 2000 Southwest had 1,337,000 residential, commercial, industrial, and other customers, of which 753,000 customers were located in Arizona, 459,000 in Nevada, and 125,000 in California. Residential and commercial customers represented over 99 percent of the total customer base. During 2000, Southwest added 63,000 customers, a five percent increase, of which 31,000 customers were added in Arizona, 28,000 in Nevada, and 4,000 in California. Customer growth over the past three years averaged over five percent annually. These additions are largely attributed to population growth in the service areas. Based on current commitments from builders, customer growth is expected to approximate five percent in 2001. During 2000, 56 percent of operating margin was earned in Arizona, 35 percent in Nevada, and 9 percent in California. During this same period, Southwest earned 84 percent of operating margin from residential and small commercial customers, 3 percent from other sales customers, and 13 percent from transportation customers. These patterns are similar to prior years and are expected to continue.
  In April 1996, the Company acquired all of the outstanding stock of Northern Pipeline Construction Co. (Northern or construction services segment) pursuant to a definitive agreement dated November 1995. The Company issued approximately 1,439,000 shares of common stock valued at $24 million in connection with the acquisition. The acquisition was accounted for as a purchase. Goodwill in the amount of approximately $10 million was recorded by Northern and is being amortized over 25 years. Northern provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

CAPITAL RESOURCES AND LIQUIDITY
  The capital requirements and resources of the Company generally are determined independently for the natural gas operations and construction services segments. Each business activity is generally responsible for securing its own financing sources. The capital requirements and resources of the construction services segment are not material to the overall capital requirements and resources of the Company.
  Southwest continues to experience significant population growth throughout its service territories. This growth has required large amounts of capital to finance the investment in infrastructure, in the form of new transmission and distribution plant, to satisfy consumer demand. For example, during the three-year period ended December 31, 2000, total gas plant increased from $1.9 billion to $2.4 billion, or at an annual rate of eight percent.
  During 2000, capital expenditures for the gas operations segment were $205 million. Approximately 74 percent of these current-period expenditures represented new construction and the balance represented costs associated with routine replacement of existing transmission, distribution, and general plant. Cash flows from operating activities of Southwest (net of dividends) provided $84 million of the required capital resources pertaining to these construction expenditures. The

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

remainder was provided from net external financing activities. Normally, internally generated funds provide a larger proportionate share of capital resources required for construction purposes. However, such cash flows were unfavorably impacted by unusually high working capital requirements resulting from gas costs that exceeded the amounts currently being recovered from customers.
  Southwest estimates construction expenditures during the three-year period ending December 31, 2003 will be approximately $694 million. During the three-year period, cash flow from operating activities (net of dividends) is estimated to fund approximately 60 percent of the gas operations total construction expenditures. The remaining cash requirements are expected to be provided by external financing sources. The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, and growth levels in Southwest service areas. These external financings may include the issuance of both debt and equity securities, bank and other short-term borrowings, and other forms of financing.
  In February 2001, the Company issued $200 million in Notes, due 2011, bearing interest at 8.375%. The net proceeds from the sale of the Notes will be used to finance the construction, completion, extension or improvement of the pipeline systems and facilities located in and around the communities served by Southwest. Those capital expenditures were originally funded, in part, with short-term debt, which was repaid with the net proceeds of the Notes.
  Liquidity refers to the ability of an enterprise to generate adequate amounts of cash to meet its cash requirements. General factors that could significantly affect capital resources and liquidity in future years include inflation, growth in the economy, changes in income tax laws, changes in the ratemaking policies of regulatory commissions, interest rates, and the level of natural gas prices. The most significant factor affecting liquidity in 2001 is the recent spike in natural gas prices.
  From the second through the fourth quarter of 2000, Southwest experienced unprecedented increases in natural gas prices. High natural gas prices are also expected for 2001. The recent increase is due to many factors and is a nationwide phenomenon affecting utilities and consumers throughout the United States. These increases escalated in December 2000 when the system-wide average cost of gas for Southwest exceeded $6 per dekatherm. Just one year prior, the same average was approximately $2 per dekatherm.
  There are several factors affecting natural gas prices. Natural gas storage levels going into the winter heating season were low as gas normally earmarked for storage was used to meet customer needs. Prices for crude oil, which is a competitive energy source, reached 16-year highs. The demand for electricity resulting from growth in the national economy increased the demand for natural gas, as most new electric generating plants under construction or recently completed are fueled with natural gas. Consequently, electric utilities, natural gas utilities, and industrial and commercial users are competing for the same supplies of natural gas. The changing structure of the electric utility industry is causing both the price of the power sold and the price of the fuel to operate the natural gas generating plants to be extremely volatile. A depressed market price for natural gas in the mid-1990s caused exploration and drilling to decline. This trend has recently reversed due to increased market prices. The new supplies, however, will take 6 to 18 months to reach the market.
  The rate schedules in all of the service territories of Southwest contain purchased gas adjustment (PGA) clauses which permit adjustments to rates as the cost of purchased gas changes. The PGA mechanism allows Southwest to change the gas cost component of the rates charged to its customers to reflect increases or decreases in the price expected to be paid to its suppliers and companies providing interstate pipeline transportation service. In addition, Southwest uses this mechanism to either refund amounts over-collected or recoup amounts under-collected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. On an interim basis, over or

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

under collections are generally deferred to a balance sheet account, referred to as a PGA account. At December 31, 2000, the combined balances in Southwest's PGA accounts were $92 million. The balances will increase until recovery rates are adjusted and amounts are recovered from customers, or prices paid for gas purchases decline below levels embedded in sales rates. Southwest utilizes short-term borrowings to temporarily finance PGA balances. In anticipation of rising PGA balances, Southwest increased its short-term borrowing capacity from $150 million to $225 million during the fourth quarter of 2000.
  In Arizona, Southwest adjusts rates monthly for changes in purchased gas costs, within pre-established limits. In California, a monthly gas cost adjuster based on forecasted monthly prices became effective December 2000. Monthly adjustments are designed to provide a more timely recovery of gas costs. In Nevada, tariffs provide for annual adjustment dates for changes in purchased gas costs. In addition, Southwest may request to adjust rates more often, if conditions warrant. Requests are currently pending before the Public Utilities Commission of Nevada (PUCN) to increase rates for the recovery of higher gas costs. Filings to change rates in accordance with PGA clauses are subject to audit by state regulatory commission staffs. See RATES AND REGULATORY PROCEEDINGS for details of these filings.
  PGA changes affect cash flows but have no direct impact on profit margin. In addition, since Southwest is permitted to accrue interest on PGA balances, the cost of incremental, PGA-related short-term borrowings will be offset, and there should be no material negative impact to earnings. However, gas cost deferrals and recoveries can impact comparisons between periods of individual income statement captions. These include Gas operating revenues, Net cost of gas sold, Net interest deductions and Other income (deductions).
  The Company has a common stock dividend policy which states that common stock dividends will be paid at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles. The quarterly common stock dividend was 20.5 cents per share throughout 2000. A dividend of 20.5 cents per share has been paid quarterly since September 1994.
  Securities ratings issued by nationally recognized ratings agencies provide a method for determining the credit worthiness of an issuer. Company debt ratings are important because long-term debt constitutes a significant portion of total capitalization. These debt ratings are a factor considered by lenders when determining the cost of debt for the Company (i.e., the better the rating, the lower the cost to borrow funds).
  Since January 1997, Moody's Investors Service, Inc. (Moody's) has rated Company unsecured long-term debt at Baa2. Moody's debt ratings range from Aaa (best quality) to C (lowest quality). Moody's applies a Baa2 rating to obligations which are considered medium grade obligations (i.e., they are neither highly protected nor poorly secured).
  The Company's unsecured long-term debt rating from Fitch, Inc. (Fitch) is BBB. Fitch debt ratings range from AAA (highest credit quality) to D (defaulted debt obligation). The Fitch rating of BBB indicates a credit quality that is considered prudent for investment.
  The Company's unsecured long-term debt rating from Standard and Poor's Ratings Services (S&P) is BBB-. S&P debt ratings range from AAA (highest rating possible) to D (obligation is in default). The S&P rating of BBB- indicates the debt is regarded as having an adequate capacity to pay interest and repay principal.
  A securities rating is not a recommendation to buy, sell, or hold a security and is subject to change or withdrawal at any time by the rating agency.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

  Results of operations are impacted by inflation. Natural gas, labor, and construction costs are the categories most significantly impacted by inflation. Changes to Company cost of gas are generally recovered through PGA mechanisms and do not significantly impact net earnings when approved as filed. Labor is a component of the cost of service, and construction costs are the primary component of rate base. In order to recover increased costs, and earn a fair return on rate base, general rate cases are filed by Southwest, when deemed necessary, for review and approval by regulatory authorities. Regulatory lag, that is, the time between the date increased costs are incurred and the time such increases are recovered through the ratemaking process, can impact earnings. See RATES AND REGULATORY PROCEEDINGS for discussion of recent rate case proceedings.

CONSOLIDATED RESULTS OF OPERATIONS

CONTRIBUTION TO NET INCOME
YEAR ENDED DECEMBER 31,                                        2000       1999       1998
                                                              -----------------------------
(Thousands of dollars)
Natural gas operations                                        $33,908    $35,473    $44,830
Construction services                                           4,403      3,837      2,707
                                                              -----------------------------
Net income                                                    $38,311    $39,310    $47,537
                                                              =============================

  2000 vs. 1999. Earnings per share for the year ended December 31, 2000 were $1.22, a $0.06 decrease from the per share earnings of $1.28 recorded for the year ended December 31, 1999. Results for 2000 included $6 million, or $0.19 per share, of income tax benefits associated with the favorable resolution of certain federal income tax issues and the statutory closure of open federal tax years. Natural gas operations contributed $1.08 per share in 2000, an $0.08 decrease from $1.16 per share in 1999. See separate discussion at RESULTS OF NATURAL GAS OPERATIONS. Construction services activities contributed per share earnings of $0.14 in 2000, a $0.02 per share improvement from $0.12 per share earned in 1999. Average shares outstanding increased by 681,000 shares between years, primarily resulting from continuing issuances under the Dividend Reinvestment and Stock Purchase Plan.

  1999 vs. 1998. Earnings per share for the year ended December 31, 1999 were $1.28, a $0.38 decrease from per share earnings of $1.66 recorded for the year ended December 31, 1998. Natural gas operations contributed $1.16 per share in 1999, a $0.41 decrease from $1.57 per share in 1998. See separate discussion at RESULTS OF NATURAL GAS OPERATIONS. Construction services activities contributed per share earnings of $0.12 in 1999, an improvement of $0.03 per share when compared to the $0.09 per share contributed in 1998. Results for 1999 included merger-related costs of $2.5 million, net of tax, which reduced earnings per share by $0.08. Average shares outstanding increased by 2.1 million shares between years, primarily resulting from a 2.5 million share common stock issuance in August 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

RESULTS OF NATURAL GAS OPERATIONS

YEAR ENDED DECEMBER 31,                                        2000        1999        1998
                                                             --------------------------------
(Thousands of dollars)
Gas operating revenues                                       $870,711    $791,155    $799,597
Net cost of gas sold                                          394,711     330,031     329,849
                                                             --------------------------------
 Operating margin                                             476,000     461,124     469,748
Operations and maintenance expense                            231,175     221,258     209,172
Depreciation and amortization                                  94,689      88,254      80,231
Taxes other than income taxes                                  29,819      27,610      31,646
                                                             --------------------------------
 Operating income                                             120,317     124,002     148,699
Other income (expense)                                         (1,765)     (2,925)     (2,115)
                                                             --------------------------------
 Income before interest and income taxes                      118,552     121,077     146,584
Net interest deductions                                        68,892      61,597      62,284
Preferred securities distributions                              5,475       5,475       5,475
Income tax expense                                             10,277      18,532      33,995
                                                             --------------------------------
 Contribution to consolidated net income                     $ 33,908    $ 35,473    $ 44,830
                                                             ================================

  2000 vs. 1999. The gas segment contribution to consolidated net income for 2000 decreased $1.6 million from 1999. Growth in operating margin was more than offset by higher operating and financing costs.
  Operating margin increased $14.9 million, or three percent, in 2000. The increase was primarily due to customer growth as the Company added 63,000, or five percent, more customers during the last 12 months. Differences in heating demand between periods partially offset the impact of customer growth, as both periods were moderately warmer than normal.
  Operations and maintenance expense increased $9.9 million, or four percent, as a result of continued expansion and upgrading of the gas system to accommodate customer growth.
  Depreciation expense and general taxes increased $8.6 million, or seven percent, as a result of construction activities. Average gas plant in service increased $173 million, or eight percent, compared to the prior year. This was attributed to the continued expansion and upgrading of the gas system to accommodate customer growth.
  Net interest deductions increased $7.3 million, or 12 percent, over last year due to the financing of growth-related construction expenditures and higher interest rates on variable-rate debt instruments.
  During 2000, Southwest recognized $6 million, or $0.19 per share, of income tax benefits associated with the favorable resolution of certain federal income tax issues and the statutory closure of open federal tax years. As a result, the effective income tax rate for the gas operations segment was 23 percent.

  1999 vs. 1998. The gas segment contribution to consolidated net income for 1999 decreased $9.4 million from 1998. The decrease in earnings was attributed to a return to more normal weather conditions during 1999, compared to the colder-than-normal temperatures experienced in 1998.
  Operating margin decreased $8.6 million, or two percent, in 1999. Differences in heating demand between periods caused a $23 million reduction in operating margin. Customer growth mitigated the impact of weather as Southwest added 65,000 customers during the year, a five percent increase, contributing $14 million in incremental margin. The 1999 customer additions were a record for the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

  Operations and maintenance expense increased $12.1 million, or six percent, reflecting increases in labor and other costs, including the incremental expenses associated with meeting the needs of a growing customer base.
  Depreciation expense increased $8 million, or ten percent, as a result of construction activities. Average gas plant in service increased $163 million, or eight percent, compared to the prior year. This was attributed to the upgrade of existing operating facilities and the expansion of the system to accommodate record customer growth.
  General taxes decreased $4 million, or 13 percent, resulting from a negotiated reduction in the taxable property base in Arizona and Nevada and a reduced assessment rate.
  Other income (expense) for 1999 included approximately $4.8 million (pretax) of costs associated with the now terminated merger agreement with ONEOK, Inc. (ONEOK). Southwest also recorded a $2 million expense in connection with the California Public Utilities Commission (CPUC) approval of the settlement agreement with the town of Truckee, California. Partially offsetting these expenses was a $1.6 million litigation settlement by a non-construction, non-utility subsidiary and $1.4 million from the increase in value of other investments. In 1998, other income (expense) included $1.1 million of pretax merger-related costs.
  Net interest deductions decreased $687,000, or one percent. Strong cash flows related to the recovery of deferred purchased gas costs, particularly during the first half of 1999, reduced the need for new borrowings to finance construction.

RATES AND REGULATORY PROCEEDINGS
  Arizona General Rate Case. In May 2000, Southwest filed a general rate application with the Arizona Corporation Commission (ACC) seeking approval to increase operating margin by $37.1 million, or nine percent, annually for its Arizona rate jurisdiction. Southwest sought rate relief for increased operating costs, changes in financing costs, declining average residential usage, and improvements and additions to the distribution system. Southwest has proposed shifting more day-to-day operating costs by increasing the residential basic service charge to ease the impact of weather on monthly bills.
  In February 2001, Southwest entered into a negotiated settlement agreement (Settlement) with the ACC Staff and the Residential Utility Consumer Office. The Settlement, proposed to be effective during the second quarter of 2001, would result in an annual operating margin increase of approximately $22.8 million, which includes an increase in the residential basic service charge. In addition, the portion of customer rates related to the cost of natural gas would increase by almost $0.12 per therm, which would increase cash flows by approximately $56 million per year. The Settlement must be approved by the ACC.
  Nevada General Rate Cases. In December 1995, Southwest filed general rate cases for its northern and southern Nevada jurisdictions. Increased rates went into effect in July 1996 as part of a settlement agreement. Southwest expects to file Nevada general rate cases during the second half of 2001.
  California General Rate Cases. Southwest last filed general rate applications for its California jurisdictions with the CPUC in 1994. Increased rates went into effect in January 1995. In addition, annual operational attrition increases have been received in northern California through 1998. In March 2000, as part of a settlement agreement, Southwest agreed to keep margin rates at currently authorized levels in both California rate jurisdictions through December 2001. In August 2000, Southwest agreed to extend this date through December 2002.
  FERC General Rate Case. In July 1996, Paiute Pipeline Company, a wholly owned subsidiary of the Company, filed its most recent general rate case with the Federal Energy Regulatory Commission

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

(FERC) to increase rates. The FERC authorized a general rate increase effective January 1997. No general rate case filing is planned during 2001.

PGA FILINGS
  Arizona PGA Filings. In October 1998, the ACC approved a proposal by the ACC staff to modify the methodology used by Arizona natural gas utilities in calculating and revising customer rates to reflect changes in the cost of gas. The modifications, which became effective in June 1999, use a twelve-month rolling average of the commodity cost of gas and related transportation costs. The updated rates are reflected in customer bills each month. The changes are designed to reduce volatility on customer bills and in the PGA balance. Initially, there was a $0.07 per therm cap placed on the amount the rate (derived each month) could vary in comparison to the most recent twelve-month period. This cap was increased to $0.10 per therm effective November 2000. At December 31, 2000, the Arizona PGA balance was $31.7 million.
  Nevada PGA Filings. In June 2000, Southwest submitted an annual PGA filing in compliance with the Nevada Gas Tariff. Effective December 2000, the PUCN approved the annual filing and granted annual increases of $13.9 million, or nine percent, in southern Nevada and $6 million, or 11 percent, in northern Nevada. In the annual filing, Southwest also requested to move from annual to monthly PGA filings. The proposal for a monthly mechanism was denied in November 2000.
  In October 2000, Southwest submitted an out-of-cycle PGA filing to recover gas costs incurred through September 2000. This filing was approved effective January 2001 and resulted in annual revenue increases of $38.5 million, or 24 percent, in southern Nevada and $16.8 million, or 30 percent, in northern Nevada.
  In January 2001, Southwest submitted an additional out-of-cycle PGA filing as a result of the run-up in natural gas prices experienced through December 2000. This filing would result in annual revenue increases of $59 million, or 28 percent, in southern Nevada, and $28.2 million, or 37 percent, in northern Nevada, if approved in full. PUCN hearings related to this filing are currently scheduled to begin in late March 2001. At December 31, 2000, the Nevada PGA balance was $46.6 million.
  California PGA Filings. Effective December 2000, the CPUC authorized Southwest to change the cost of gas included in sales rates each month to reflect the projected cost of gas for the current month. The treatment of monthly over/under-recoveries of gas costs varies by magnitude. Small amounts may be included in the following month's estimated cost of gas for immediate recovery/refund. Large amounts may be deferred to the PGA account to be amortized over longer periods to avoid excessive fluctuation in prices. This mechanism allows the most timely recovery of gas costs within the three-state operating area. At December 31, 2000, the California PGA balance was $13.7 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

RESULTS OF CONSTRUCTION SERVICES

YEAR ENDED DECEMBER 31,                                        2000        1999        1998
                                                             --------------------------------
(Thousands of dollars)
Construction revenues                                        $163,376    $145,711    $117,712
Cost of construction                                          150,678     134,790     108,911
                                                             --------------------------------
 Gross profit                                                  12,698      10,921       8,801
General and administrative expenses                             3,986       3,312       2,931
                                                             --------------------------------
 Income from operations                                         8,712       7,609       5,870
Other income (expense)                                            821         946         326
                                                             --------------------------------
 Income before interest and income taxes                        9,533       8,555       6,196
Interest expense                                                1,779       1,605       1,070
Income tax expense                                              3,351       3,113       2,419
                                                             --------------------------------
 Contribution to consolidated net income                     $  4,403    $  3,837    $  2,707
                                                             ================================

  2000 vs. 1999. The 2000 contribution to consolidated net income from construction services increased $566,000 from the prior year. The increase was principally due to additional revenues that resulted from obtaining several new contracts and favorable winter weather conditions. Revenues increased 12 percent, while the gross margin percentage remained relatively constant. Gross profit increased $1.8 million.
  General and administrative expenses, as a percent of revenue, remained relatively constant as did interest expense.

  1999 vs. 1998. The 1999 construction segment contribution to consolidated net income increased $1.1 million from the prior year. The improvement was due to additional revenues that resulted from obtaining several new contracts and favorable winter weather conditions. With revenues increasing approximately 24 percent, the gross margin percentage remained relatively constant, thus increasing gross profit $2.1 million.
  General and administrative expenses, as a percent of revenue, remained relatively constant. Other income (expense) improved during 1999 due to increased gains from the sale of equipment. The majority of the increase in interest costs was due to an increase in the amount of financing for new equipment purchases that were necessary to accommodate the new work obtained during the year.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
  Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" became effective on January 1, 2001. The Company does not currently utilize stand-alone derivatives for speculative purposes or for hedging and does not have foreign currency exposure. The Company has fixed-price gas purchase contracts which qualify for the normal purchases and normal sales exclusion. None of the Company's long-term financial instruments or other contracts meet the definition of a derivative under the standard. The Company does not expect any significant impact to its financial position or results of operations as a result of SFAS No. 133.
  In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement replaces SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and revises the standards of accounting and disclosures of securitizations and other transfers of financial assets and collateral and the settling of liabilities. SFAS No. 140 is effective for transfers and servicing of assets and extinguishments of liabilities occurring after March 31, 2001, and for disclosures relating to securitization transactions and collateral for fiscal years

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (Continued)

ending after December 15, 2000. The Company does not anticipate any significant impact to its financial position or results of operations as a result of SFAS No. 140.

MERGER LITIGATION
  Litigation is pending in California and Arizona related to the proposed merger with ONEOK, which was terminated in January 2000. For additional information, see ITEM 3. LEGAL PROCEEDINGS, in the 2000 Form 10-K filed by the Company with the Securities and Exchange Commission.
  In December 2000, a federal district court judge dismissed Federal Racketeer Influenced and Corrupt Organization Act claims filed against the Company by Southern Union Company (Southern Union). The claims originated as part of litigation filed by Southern Union in July 1999, which opposed the attempted acquisition of the Company by ONEOK. Also in 2000, the courts transferred all but one of the lawsuits related to the failed merger under the purview of one federal district court judge.
  Management believes these recent events will expedite the resolution of the merger-related litigation and remains confident of the Company's strong legal position. Management is committed to see these matters through to a favorable resolution.

FORWARD-LOOKING STATEMENTS
  This annual report contains statements which constitute "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 (Reform Act). All such forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act. A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, the impact of weather variations on customer usage, natural gas prices, the effects of regulation/deregulation, the timing and amount of rate relief, changes in capital requirements and funding, resolution of pending litigation, acquisitions and competition.

COMMON STOCK PRICE AND DIVIDEND INFORMATION

                      2000                1999         DIVIDENDS PAID
                ------------------------------------------------------
                 HIGH       LOW      HIGH      LOW      2000     1999
                ------------------------------------------------------
First Quarter   $23       $17 1/16  $29       $25 1/4  $0.205   $0.205
Second Quarter  20 3/16   17 1/2    29 1/2    26 7/8    0.205    0.205
Third Quarter   21 1/4    16 7/8    29 1/8    26 7/8    0.205    0.205
Fourth Quarter  22 1/2    19 5/16   27 5/16   20 3/8    0.205    0.205
                                                       ---------------
                                                       $0.820   $0.820
                                                       ===============

  The principal markets on which the common stock of the Company is traded are the New York Stock Exchange and the Pacific Stock Exchange. At March 13, 2001 there were 24,060 holders of record of common stock and the market price of the common stock was $20.96.

CONSOLIDATED BALANCE SHEETS
(Thousands of dollars, except par value)

                                                                   DECEMBER 31,
                                                                 2000         1999
                                                              -----------------------
ASSETS
Utility plant:
 Gas plant                                                    $2,369,697   $2,203,223
 Less: accumulated depreciation                                 (728,466)    (662,510)
 Acquisition adjustments                                           3,124        3,503
 Construction work in progress                                    41,727       36,886
                                                              -----------------------
  Net utility plant (Note 2)                                   1,686,082    1,581,102
                                                              -----------------------
Other property and investments                                    91,685       84,850
                                                              -----------------------
Current assets:
 Cash and cash equivalents                                        19,955       17,126
 Accounts receivable, net of allowances (Note 3)                 135,609       88,476
 Accrued utility revenue                                          57,873       56,373
 Taxes receivable, net                                            13,394           --
 Deferred income taxes (Note 10)                                      --        6,141
 Deferred purchased gas costs (Note 4)                            92,064        9,051
 Prepaids and other current assets (Note 4)                       84,334       31,971
                                                              -----------------------
  Total current assets                                           403,229      209,138
                                                              -----------------------
Deferred charges and other assets (Note 4)                        51,341       48,352
                                                              -----------------------
Total assets                                                  $2,232,337   $1,923,442
                                                              =======================

CAPITALIZATION AND LIABILITIES
Capitalization:
 Common stock, $1 par (authorized -- 45,000,000 shares;
  issued and outstanding -- 31,710,004 and 30,985,120
  shares)                                                     $   33,340   $   32,615
 Additional paid-in capital                                      454,132      439,262
 Retained earnings                                                45,995       33,548
                                                              -----------------------
  Total common equity                                            533,467      505,425
 Company-obligated mandatorily redeemable preferred
  securities of the Company's subsidiary, Southwest Gas
  Capital I, holding solely $61.8 million principal amount
  of 9.125% subordinated notes of the Company due 2025 (Note
  5)                                                              60,000       60,000
 Long-term debt, less current maturities (Note 6)                896,417      859,291
                                                              -----------------------
  Total capitalization                                         1,489,884    1,424,716
                                                              -----------------------
Commitments and contingencies (Note 8)
Current liabilities:
 Current maturities of long-term debt (Note 6)                     8,139        7,931
 Short-term debt (Note 7)                                        131,000       61,000
 Accounts payable                                                194,679       64,247
 Customer deposits                                                29,039       27,408
 Accrued taxes                                                        --       40,611
 Accrued interest                                                 15,702       14,270
 Deferred income taxes (Note 10)                                  48,965           --
 Other current liabilities                                        54,006       49,423
                                                              -----------------------
  Total current liabilities                                      481,530      264,890
                                                              -----------------------
Deferred income taxes and other credits:
 Deferred income taxes and investment tax credits (Note 10)      204,168      178,438
 Other deferred credits (Note 4)                                  56,755       55,398
                                                              -----------------------
  Total deferred income taxes and other credits                  260,923      233,836
                                                              -----------------------
Total capitalization and liabilities                          $2,232,337   $1,923,442
                                                              =======================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

                                                                  YEAR ENDED DECEMBER 31,
                                                                 2000        1999       1998
                                                              --------------------------------
Operating revenues:
  Gas operating revenues                                      $  870,711   $791,155   $799,597
  Construction revenues                                          163,376    145,711    117,712
                                                              --------------------------------
    Total operating revenues                                   1,034,087    936,866    917,309
                                                              --------------------------------
Operating expenses:
  Net cost of gas sold                                           394,711    330,031    329,849
  Operations and maintenance                                     231,175    221,258    209,172
  Depreciation and amortization                                  106,640     98,525     88,804
  Taxes other than income taxes                                   29,819     27,610     31,646
  Construction expenses                                          143,112    128,230    103,668
                                                              --------------------------------
    Total operating expenses                                     905,457    805,654    763,139
                                                              --------------------------------
Operating income                                                 128,630    131,212    154,170
                                                              --------------------------------
Other income and (expenses):
  Net interest deductions                                        (70,671)   (63,202)   (63,354)
  Preferred securities distributions (Note 5)                     (5,475)    (5,475)    (5,475)
  Other income (deductions)                                         (545)    (1,580)    (1,390)
                                                              --------------------------------
    Total other income and (expenses)                            (76,691)   (70,257)   (70,219)
                                                              --------------------------------
Income before income taxes                                        51,939     60,955     83,951
Income tax expense (Note 10)                                      13,628     21,645     36,414
                                                              --------------------------------
Net income                                                    $   38,311   $ 39,310   $ 47,537
                                                              ================================
Basic earnings per share (Note 12)                            $     1.22   $   1.28   $   1.66
                                                              ================================
Diluted earnings per share (Note 12)                          $     1.21   $   1.27   $   1.65
                                                              ================================
Average number of common shares outstanding                       31,371     30,690     28,611
Average shares outstanding (assuming dilution)                    31,575     30,965     28,815

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of dollars)

                                                                   YEAR ENDED DECEMBER 31,
                                                                2000        1999        1998
                                                              ---------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income                                                  $  38,311   $  39,310   $  47,537
  Adjustments to reconcile net income to net cash provided
    by operating activities:
      Depreciation and amortization                             106,640      98,525      88,804
      Deferred income taxes                                      80,836     (19,996)       (152)
      Changes in current assets and liabilities:
         Accounts receivable, net of allowances                 (47,133)       (439)    (10,021)
         Accrued utility revenue                                 (1,500)        500      (2,500)
         Deferred purchased gas costs                           (83,013)     48,544      29,357
         Accounts payable                                       130,432         (48)      1,971
         Accrued taxes                                          (54,005)      7,131      31,780
         Other current assets and liabilities                   (44,917)      2,737      15,763
      Other                                                        (344)      2,296         978
                                                              ---------------------------------
      Net cash provided by operating activities                 125,307     178,560     203,517
                                                              ---------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
  Construction expenditures and property additions             (223,240)   (229,503)   (194,621)
  Other                                                           3,923       3,521       4,327
                                                              ---------------------------------
      Net cash used in investing activities                    (219,317)   (225,982)   (190,294)
                                                              ---------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
  Issuance of common stock, net                                  15,595      14,997      67,180
  Dividends paid                                                (25,715)    (25,164)    (23,676)
  Issuance of long-term debt, net                                45,101      53,348      40,864
  Retirement of long-term debt, net                              (8,142)     (6,168)     (6,623)
  Change in short-term debt                                      70,000       9,000     (90,000)
                                                              ---------------------------------
      Net cash provided by (used in) financing activities        96,839      46,013     (12,255)
                                                              ---------------------------------
  Change in cash and cash equivalents                             2,829      (1,409)        968
  Cash at beginning of period                                    17,126      18,535      17,567
                                                              ---------------------------------
  Cash at end of period                                       $  19,955   $  17,126   $  18,535
                                                              =================================
  Supplemental information:
  Interest paid, net of amounts capitalized                   $  67,638   $  61,321   $  61,164
                                                              =================================
  Income taxes paid (received), net                           $ (13,417)  $  30,090   $   4,968
                                                              =================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except per share amounts)

                                                                 ADDITIONAL
                                                COMMON STOCK      PAID-IN     RETAINED
                                              SHARES   AMOUNT     CAPITAL     EARNINGS    TOTAL
                                              ---------------------------------------------------
DECEMBER 31, 1997                             27,387   $29,017    $360,683   $ (3,721)   $385,979
  Common stock issuances                       3,023     3,023      64,157                 67,180
  Net income                                                                   47,537      47,537
  Dividends declared
    Common: $0.82 per share                                                   (24,296)    (24,296)
                                              ---------------------------------------------------
DECEMBER 31, 1998                             30,410    32,040     424,840     19,520     476,400
  Common stock issuances                         575       575      14,422                 14,997
  Net income                                                                   39,310      39,310
  Dividends declared
    Common: $0.82 per share                                                   (25,282)    (25,282)
                                              ---------------------------------------------------
DECEMBER 31, 1999                             30,985    32,615     439,262     33,548     505,425
  Common stock issuances                         725       725      14,870                 15,595
  Net income                                                                   38,311      38,311
  Dividends declared
    Common: $0.82 per share                                                   (25,864)    (25,864)
                                              ---------------------------------------------------
DECEMBER 31, 2000                             31,710*  $33,340    $454,132   $ 45,995    $533,467
                                              ===================================================

* At December 31, 2000, 2.5 million common shares were registered and available for issuance under provisions of the Employee Investment Plan, the Stock Incentive Plan, the Management Incentive Plan, and the Dividend Reinvestment and Stock Purchase Plan.

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  Nature of Operations. Southwest Gas Corporation (the Company) is comprised of two segments: natural gas operations (Southwest or the natural gas operations segment) and construction services. Southwest purchases, transports, and distributes natural gas to customers in portions of Arizona, Nevada, and California. Southwest's public utility rates, practices, facilities, and service territories are subject to regulatory oversight. The timing and amount of rate relief can materially impact results of operations. Natural gas sales are seasonal, peaking during the winter months. Variability in weather from normal temperatures can materially impact results of operations. Natural gas purchases and the timing of related recoveries can materially impact liquidity. Northern Pipeline Construction Co. (Northern or the construction services segment), a wholly owned subsidiary, is a full-service underground piping contractor which provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.
  Basis of Presentation. The Company follows generally accepted accounting principles (GAAP) in accounting for all of its businesses. Accounting for the natural gas utility operations conforms with GAAP as applied to regulated companies and as prescribed by federal agencies and the commissions of the various states in which the utility operates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
  Consolidation. The accompanying financial statements are presented on a consolidated basis and include the accounts of Southwest Gas Corporation and all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated with the exception of transactions between Southwest and Northern in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation."
  Net Utility Plant. Net utility plant includes gas plant at original cost, less the accumulated provision for depreciation and amortization, plus the unamortized balance of acquisition adjustments. Original cost includes contracted services, material, payroll and related costs such as taxes and benefits, general and administrative expenses, and an allowance for funds used during construction less contributions in aid of construction.
  Deferred Purchased Gas Costs. The various regulatory commissions have established procedures to enable Southwest to adjust its billing rates for changes in the cost of gas purchased. The difference between the current cost of gas purchased and the cost of gas recovered in billed rates is deferred. Generally, these deferred amounts are recovered or refunded within one year.
  Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.
  For regulatory and financial reporting purposes, investment tax credits (ITC) related to gas utility operations are deferred and amortized over the life of related fixed assets.
  Gas Operating Revenues. Revenues are recorded when customers are billed. Customer billings are based on monthly meter reads and are calculated in accordance with applicable tariffs. Southwest also recognizes accrued utility revenues for the estimated amount of services rendered between the meter-reading dates in a particular month and the end of such month.
  Construction Revenues. The majority of the Northern contracts are performed under unit price contracts. These contracts state prices per unit of installation. Revenues are recorded as installations are completed. Fixed-price contracts use the percentage-of-completion method of accounting and, therefore, take into account the cost, estimated earnings, and revenue to date on contracts not yet completed. The amount of revenue recognized is based on costs expended to date relative to anticipated final contract costs. Revisions in estimates of costs and earnings during the course of the work are reflected in the accounting period in which the facts requiring revision become known. If a loss on a contract becomes known or is anticipated, the entire amount of the estimated ultimate loss is recognized at that time in the financial statements.
  Depreciation and Amortization. Utility plant depreciation is computed on the straight-line remaining life method at composite rates considered sufficient to amortize costs over estimated service lives, including components which adjust for salvage value and removal costs, as approved by the appropriate regulatory agency. When plant is retired from service, the original cost of plant, including cost of removal, less salvage, is charged to the accumulated provision for depreciation. Acquisition adjustments are amortized, as ordered by regulators, over periods which approximate the remaining estimated life of the acquired properties. Costs related to refunding utility debt and debt issuance expenses are deferred and amortized over the weighted-average lives of the new issues. Other regulatory assets, when appropriate, are amortized over time periods authorized by regulators. Nonutility property and equipment are depreciated on a straight-line method based on the estimated useful lives of the related assets.
  Allowance for Funds Used During Construction (AFUDC). AFUDC represents the cost of both debt and equity funds used to finance utility construction. AFUDC is capitalized as part of the cost of utility plant. The Company capitalized $1.6 million in 2000, $2.3 million in 1999, and $2.4 million in 1998 of AFUDC related to natural gas utility operations. The debt portion of AFUDC is reported in the consolidated statements of income as an offset to net interest deductions and the equity portion is reported as other income. Utility plant construction costs, including AFUDC, are recovered in authorized rates through depreciation when completed projects are placed into operation, and general rate relief is requested and granted.
  Earnings Per Share. Basic earnings per share (EPS) are calculated by dividing net income by the weighted-average number of shares outstanding during the period. Diluted EPS includes additional weighted-average common stock equivalents (stock options and performance shares). Unless otherwise noted, the term "Earnings Per Share" refers to Basic EPS. A reconciliation of the shares used in the Basic and Diluted EPS calculations is shown in the following table. Net income was the same for Basic and Diluted EPS calculations.

                                                               2000      1999      1998
                                                              --------------------------
(In thousands)
Average basic shares                                          31,371    30,690    28,611
Effect of dilutive securities
 Stock options                                                    85       176       108
 Performance shares                                              119        99        96
                                                              --------------------------
Average diluted shares                                        31,575    30,965    28,815
                                                              ==========================

  Cash Flows. For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and financial instruments with a maturity of three months or less, but exclude funds held in trust from the issuance of industrial development revenue bonds (IDRB).

NOTE 2 -- UTILITY PLANT
  Net utility plant as of December 31, 2000 and 1999 was as follows (thousands of dollars):

DECEMBER 31,                                                     2000          1999
                                                              ------------------------
Gas plant:
 Storage                                                      $    3,927    $    3,842
 Transmission                                                    183,842       174,563
 Distribution                                                  1,920,357     1,762,341
 General                                                         188,686       185,344
 Other                                                            72,885        77,133
                                                              ------------------------
                                                               2,369,697     2,203,223
Less: accumulated depreciation                                  (728,466)     (662,510)
Acquisition adjustments, net                                       3,124         3,503
Construction work in progress                                     41,727        36,886
                                                              ------------------------
 Net utility plant                                            $1,686,082    $1,581,102
                                                              ========================

  Depreciation and amortization expense on gas plant was $92.4 million in 2000, $85.6 million in 1999, and $78.4 million in 1998.
  Leases and Rentals. Southwest leases the liquefied natural gas (LNG) facilities on its northern Nevada system, a portion of its corporate headquarters office complex in Las Vegas, and its administrative offices in Phoenix. The leases provide for current terms which expire in 2003, 2017, and 2004, respectively, with optional renewal terms available at the expiration dates. The rental payments for the LNG facilities are $6.7 million annually and $16.7 million in the aggregate. The rental payments for the corporate headquarters office complex are $1.8 million in each of the years 2001 and 2002, $1.9 million in 2003, $2 million in each of the years 2004 and 2005, and $24.3 million cumulatively thereafter. The rental payments for the Phoenix administrative offices are $1.3 million for each of the years 2001 through 2003, and $1 million in the final year of the lease. In addition to the above, the Company leases certain office and construction equipment. The majority of these leases are short-term. These leases are accounted for as operating leases, and for the gas segment are treated as such for regulatory purposes. Rentals included in operating expenses for all operating leases were $25.7 million in 2000, $24.7 million in 1999, and $22.6 million in 1998. These amounts include Northern lease expenses of approximately $9.2 million in 2000, $8.4 million in 1999, and $7.6 million in 1998 for various short-term leases of equipment and temporary office sites.
  The following is a schedule of future minimum lease payments for noncancellable operating leases (with initial or remaining terms in excess of one year) as of December 31, 2000 (thousands of dollars):

YEAR ENDING DECEMBER 31,
2001                                                            $11,341
2002                                                             11,156
2003                                                              7,003
2004                                                              3,092
2005                                                              2,046
Thereafter                                                       24,297
                                                                -------
Total minimum lease payments                                    $58,935
                                                                =======

NOTE 3 -- RECEIVABLES AND RELATED ALLOWANCES
  Business activity with respect to gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. At December 31, 2000, gas utility customer accounts receivable were $109 million. Approximately 57 percent of the gas utility customers were in Arizona, 34 percent in Nevada, and 9 percent in California. Although the Company seeks to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on overdue accounts, some accounts are ultimately not collected. Provisions for uncollectible accounts are recorded monthly, as needed, and are included in the ratemaking process as a cost of service. Activity in the allowance for uncollectibles is summarized as follows (thousands of dollars):

                                                              ALLOWANCE FOR
                                                              UNCOLLECTIBLES
                                                              --------------
Balance, December 31, 1997                                       $ 1,578
 Additions charged to expense                                      2,057
 Accounts written off, less recoveries                            (2,290)
                                                              --------------
Balance, December 31, 1998                                         1,345
 Additions charged to expense                                      1,897
 Accounts written off, less recoveries                            (1,512)
                                                              --------------
Balance, December 31, 1999                                         1,730
 Additions charged to expense                                      1,036
 Accounts written off, less recoveries                            (1,202)
                                                              --------------
Balance, December 31, 2000                                       $ 1,564
                                                              ==============

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

DECEMBER 31,                                                    2000       1999
                                                              -------------------
Regulatory assets:
 Deferred purchased gas costs                                 $ 92,064    $ 9,051
 Accrued purchased gas costs*                                   56,400         --
 SFAS No. 109 -- Income taxes, net                               5,365      6,251
 Unamortized premium on reacquired debt                         14,516     15,347
 Other                                                          25,169     20,277
                                                              -------------------
                                                               193,514     50,926
Regulatory liabilities:
 Supplier and other rate refunds due customers                     (29)       (29)
 Other                                                          (1,558)    (2,264)
                                                              -------------------
Net regulatory assets                                         $191,927    $48,633
                                                              ===================

* Included in Prepaids and other current assets on the Consolidated Balance
  Sheet.

NOTE 5 -- PREFERRED SECURITIES
  Preferred Securities of Southwest Gas Capital I. In October 1995, Southwest Gas Capital I (the Trust), a consolidated wholly owned subsidiary of the Company, issued $60 million of 9.125% Trust Originated Preferred Securities (the Preferred Securities). In connection with the Trust issuance of the Preferred Securities and the related purchase by the Company of all of the Trust common securities (the Common Securities), the Company issued to the Trust $61.8 million principal amount of its 9.125% Subordinated Deferrable Interest Notes, due 2025 (the Subordinated Notes). The sole assets of the Trust are and will be the Subordinated Notes. The interest and other payment dates on the Subordinated Notes correspond to the distribution and other payment dates on the Preferred Securities and Common Securities. Under certain circumstances, the Subordinated Notes may be distributed to the holders of the Preferred Securities and holders of the Common Securities in liquidation of the Trust. The Subordinated Notes became redeemable at the option of the Company on December 31, 2000, and may be redeemed at any time at a redemption price of $25 per Subordinated Note plus accrued and unpaid interest. In the event that the Subordinated Notes are repaid, the Preferred Securities and the Common Securities will be redeemed on a pro rata basis at $25 per Preferred Security and Common Security plus accumulated and unpaid distributions. Company obligations under the Subordinated Notes, the Declaration of Trust (the agreement under which the Trust was formed), the guarantee of payment of certain distributions, redemption payments and liquidation payments with respect to the Preferred Securities to the extent the Trust has funds available therefore and the indenture governing the Subordinated Notes, including the Company agreement pursuant to such indenture to pay all fees and expenses of the Trust, other than with respect to the Preferred Securities and Common Securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities. As of December 31, 2000, 2.4 million Preferred Securities were outstanding.
  The Company has the right to defer payments of interest on the Subordinated Notes by extending the interest payment period at any time for up to 20 consecutive quarters (each, an Extension Period). If interest payments are so deferred, distributions will also be deferred. During such Extension Period, distributions will continue to accrue with interest thereon (to the extent permitted by applicable law) at an annual rate of 9.125% per annum compounded quarterly. There could be multiple Extension Periods of varying lengths throughout the term of the Subordinated Notes. If the Company exercises the right to extend an interest payment period, the Company shall not during such Extension Period (i) declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire or make a liquidation payment with respect to, any of its capital stock, or (ii) make any payment of interest, principal or premium, if any, on or repay, repurchase, or redeem any debt securities issued by the Company that rank equal with or junior to the Subordinated Notes; provided, however, that restriction (i) above does not apply to any stock dividends paid by the Company where the dividend stock is the same as that on which the dividend is being paid. The Company has no present intention of exercising its right to extend the interest payment period.

NOTE 6 -- LONG-TERM DEBT

DECEMBER 31,                                             2000                    1999
                                                 --------------------------------------------
                                                 CARRYING     MARKET     CARRYING     MARKET
                                                  AMOUNT      VALUE       AMOUNT      VALUE
                                                 --------------------------------------------
(Thousands of dollars)
Debentures:
 9 3/4% Series F, due 2002                       $100,000    $103,855    $100,000    $105,114
 7 1/2% Series, due 2006                           75,000      76,939      75,000      73,845
 8% Series, due 2026                               75,000      74,139      75,000      73,339
 Medium-term notes, 7.59% series, due 2017         25,000      24,263      25,000      23,964
 Medium-term notes, 7.75% series, due 2005         25,000      25,607          --          --
 Medium-term notes, 7.78% series, due 2022         25,000      23,793      25,000      24,032
 Medium-term notes, 7.92% series, due 2027         25,000      23,945      25,000      24,212
 Medium-term notes, 6.89% series, due 2007         17,500      17,006      17,500      16,547
 Medium-term notes, 6.76% series, due 2027          7,500       6,254       7,500       6,316
 Medium-term notes, 6.27% series, due 2008         25,000      23,318      25,000      22,520
 Unamortized discount                              (2,872)         --      (3,119)         --
                                                 --------------------------------------------
                                                  397,128                 371,881
                                                 --------------------------------------------
Revolving credit facility                         200,000     200,000     200,000     200,000
                                                 --------------------------------------------
Industrial development revenue bonds:
 Variable-rate bonds:
  Tax-exempt Series A, due 2028                    50,000      50,000      50,000      50,000
  Taxable Series B, due 2038                        8,270       8,270      22,590      22,590
  Less: funds held in trust                        (3,645)         --     (12,768)         --
                                                 --------------------------------------------
                                                   54,625                  59,822
                                                 --------------------------------------------
 Fixed-rate bonds:
  7.30% 1992 Series A, due 2027                    30,000      31,116      30,000      31,203
  7.50% 1992 Series B, due 2032                   100,000     103,861     100,000     104,518
  6.50% 1993 Series A, due 2033                    75,000      73,988      75,000      71,082
  6.10% 1999 Series A, due 2038                    12,410      13,270      12,410      12,139
  5.95% 1999 Series C, due 2038                    14,320      14,985          --          --
  Unamortized discount                             (3,384)         --      (3,490)         --
                                                 --------------------------------------------
                                                  228,346                 213,920
                                                 --------------------------------------------
Other                                              24,457          --      21,599          --
                                                 --------------------------------------------
                                                  904,556                 867,222
Less: current maturities                           (8,139)                 (7,931)
                                                 --------------------------------------------
Long-term debt, less current maturities          $896,417                $859,291
                                                 ============================================

  The Company has a $350 million revolving credit agreement, which bears interest at either the London Interbank Offering Rate (LIBOR) plus or minus a competitive margin, or the greater of the prime rate or one half of one percent plus the Federal Funds rate. Any amounts borrowed under the revolving credit agreement become payable in June 2002. The Company has designated $200 million of the total facility as long-term debt and uses the remaining $150 million for working capital purposes and has designated the related outstanding amounts as short-term debt.

  The interest rate on the taxable variable-rate IDRBs averaged 7.01 percent in 2000 and 6.13 percent in 1999. The interest rate on the tax-exempt variable-rate IDRBs averaged 4.66 percent in 2000 and 3.74 percent in 1999 and 1998. The rates for the variable-rate IDRBs are established on a weekly basis. The Company has the option to convert from the current weekly rates to daily rates, term rates, or variable-term rates.
  The fair value of the revolving credit facility approximates carrying value. Market values for the debentures and fixed-rate IDRBs were determined based on dealer quotes using trading records for December 31, 2000 and 1999, as applicable, and other secondary sources which are customarily consulted for data of this kind. The carrying values of variable-rate IDRBs were used as estimates of fair value based upon the variable interest rates of the bonds.
  Estimated maturities of long-term debt for the next five years are $8.1 million, $308 million, $5.5 million, $2.8 million, and $0, respectively.

NOTE 7 -- SHORT-TERM DEBT
  As discussed in Note 6, a portion of the $350 million revolving credit facility is designated as short-term debt. Short-term borrowings were $131 million and $61 million at December 31, 2000 and 1999, respectively. The weighted-average interest rates on these borrowings were 7.12 percent for 2000 and 8.10 percent for 1999.
  In November 2000, the Company obtained another $75 million revolving credit facility, which bears interest at either the LIBOR plus or minus a competitive margin, or the greater of the prime rate or one half of one percent plus the Federal Funds rate. Any amounts borrowed under the revolving credit agreement become payable in November 2001. There were no short-term borrowings on this credit facility at December 31, 2000.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES
  Legal Proceedings. In connection with an attempted merger and subsequent termination, the Company is a party to various legal proceedings. The Company has also been named as defendant in other miscellaneous legal proceedings. The ultimate dispositions of these proceedings are not presently determinable; however, it is the opinion of management that no litigation to which the Company is subject will have a material adverse impact on its financial position or results of operations.

NOTE 9 -- EMPLOYEE BENEFITS
  Southwest has a noncontributory qualified retirement plan with defined benefits covering substantially all employees. Southwest also provides postretirement benefits other than pensions (PBOP) to its qualified retirees for health care, dental, and life insurance benefits.
  The following tables set forth the qualified retirement plan and PBOP funded status and amounts recognized on the Consolidated Balance Sheets and Statements of Income.

                                                      QUALIFIED
                                                   RETIREMENT PLAN               PBOP
                                                 --------------------------------------------
                                                   2000        1999        2000        1999
                                                 --------------------------------------------
(Thousands of dollars)

CHANGE IN BENEFIT OBLIGATIONS
Benefit obligation for service rendered to date
  at beginning of year (PBO/APBO)                $236,618    $222,832    $ 24,882    $ 23,977
Service cost                                       10,455       9,976         558         572
Interest cost                                      16,919      15,406       1,762       1,643
Actuarial loss (gain)                               5,489      (6,096)        193        (300)
Benefits paid                                      (6,500)     (5,500)     (1,150)     (1,010)
                                                 --------------------------------------------
Benefit obligation at end of year (PBO/APBO)     $262,981    $236,618    $ 26,245    $ 24,882
                                                 ============================================
CHANGE IN PLAN ASSETS
Market value of plan assets at beginning of
  year                                           $271,880    $255,685    $  8,946    $  6,679
Actual return on plan assets                       15,900      21,695         559         543
Employer contributions                                 --          --       1,453       1,724
Benefits paid                                      (6,500)     (5,500)         --          --
                                                 --------------------------------------------
Market value of plan assets at end of year       $281,280    $271,880    $ 10,958    $  8,946
                                                 ============================================
Funded status                                    $ 18,299    $ 35,262    $(15,287)   $(15,936)
Unrecognized net actuarial loss (gain)            (39,029)    (51,992)        513        (210)
Unrecognized transition obligation (2004/2012)      2,469       3,305      10,404      11,270
Unrecognized prior service cost                       180         237          --          --
                                                 --------------------------------------------
Prepaid (accrued) benefit cost                   $(18,081)   $(13,188)   $ (4,370)   $ (4,876)
                                                 ============================================
WEIGHTED-AVERAGE ASSUMPTIONS AS OF
  DECEMBER 31,
Discount rate                                        7.25%       7.25%       7.25%       7.25%
Expected return on plan assets                       9.00%       9.00%       9.00%       9.00%
Rate of compensation increase                        4.75%       4.75%       4.75%       4.75%

  For PBOP measurement purposes, a six percent annual rate of increase in the per capita cost of covered health care benefits is assumed for 2001. The rate is assumed to decrease one-half of one percent per year until 2003, at which time the average annual increase is projected to be five percent. The Company makes fixed contributions for health care benefits of employees who retire after 1988, but pays up to 100 percent of covered health care costs for employees who retired prior to 1989. The assumed annual rate of increase noted above applies to the benefit obligations of pre-1989 retirees only.

COMPONENTS OF NET PERIODIC BENEFIT COST:

                                                    QUALIFIED
                                                 RETIREMENT PLAN                     PBOP
                                          ---------------------------------------------------------
                                            2000       1999       1998      2000     1999     1998
                                          ---------------------------------------------------------
(Thousands of dollars)

Service cost                              $ 10,455   $  9,976   $  9,130   $  558   $  572   $  504
Interest cost                               16,919     15,406     14,092    1,762    1,643    1,591
Expected return on plan assets             (22,681)   (20,266)   (18,199)    (858)    (664)    (349)
Amortization of prior service costs             57         58         57       --       --       --
Amortization of unrecognized transition
  obligation                                   837        837        837      867      867      867
Amortization of net (gain) loss               (694)        --        (32)      --       --       --
                                          ---------------------------------------------------------
Net periodic benefit cost                 $  4,893   $  6,011   $  5,885   $2,329   $2,418   $2,613
                                          =========================================================

  In addition to the qualified retirement plan, Southwest has a separate unfunded supplemental retirement plan which is limited to officers. The plan is noncontributory with defined benefits. Plan costs were $2.2 million in 2000, and $2 million in each of the years 1999 and 1998. The accumulated benefit obligation of the plan was $19.5 million at December 31, 2000.
  The Employees' Investment Plan provides for purchases of Company common stock or certain other investments by eligible Southwest employees through deductions of up to 16 percent of base compensation, subject to IRS limitations. Southwest matches one-half of amounts deferred. The maximum Company contribution is three percent of an employee's annual compensation. The cost of the plan was $3 million in 2000, $2.8 million in 1999, and $2.6 million in 1998. Northern has a separate plan, the cost and liability for which are not significant.
  Southwest has a deferred compensation plan for all officers and members of the Board of Directors. The plan provides the opportunity to defer up to 100 percent of annual cash compensation. Southwest matches one-half of amounts deferred by officers. The maximum Company contribution is three percent of an officer's annual salary. Payments of compensation deferred, plus interest, are made in equal monthly installments over 5, 10, 15, or 20 years, as elected by the participant. Deferred compensation earns interest at a rate determined each January. The interest rate represents 150 percent of Moody's Seasoned Corporate Bond Index.
  At December 31, 2000, the Company had two stock-based compensation plans. These plans are accounted for in accordance with Accounting Principles Board
(APB) Opinion No. 25 "Accounting for Stock Issued to Employees." In connection with the stock-based compensation plans, the Company recognized compensation expense of $970,000 in 2000, $2.2 million in 1999, and $2.1 million in 1998. Had compensation cost been determined based on the fair value of the awards at the grant dates, net income and earnings per share would have reflected the pro forma amounts indicated below (thousands of dollars, except per share amounts):

                                                                2000       1999       1998
                                                               -----------------------------
Net income                                    As reported      $38,311    $39,310    $47,537
                                              Pro forma         37,959     38,995     47,869
Basic earnings per share                      As reported         1.22       1.28       1.66
                                              Pro forma           1.21       1.27       1.67

  With respect to the first plan, the Company may grant options to purchase shares of common stock to key employees and outside directors. Each option has an exercise price equal to the market price of Company common stock on the date of grant and a maximum term of ten years. The options vest 40 percent at the end of year one and 30 percent at the end of years two and three. The grant date fair value of the options was estimated using the extended binomial option pricing model. The following assumptions were used in the valuation calculation:

                                                     2000             1999             1998
                                                 -----------------------------------------------
Dividend yield                                           3.90%            4.62%            3.15%
Risk-free interest rate range                    4.74 to 4.86%    4.91 to 5.76%    5.36 to 5.63%
Expected volatility range                            25 to 30%        22 to 28%        22 to 25%
Expected life                                     1 to 3 years     1 to 3 years     1 to 3 years

  The following tables summarize Company stock option plan activity and related information (thousands of options):

                                 2000                    1999                    1998
                         ---------------------------------------------------------------------
                                     WEIGHTED-               WEIGHTED-               WEIGHTED-
                                      AVERAGE                 AVERAGE                 AVERAGE
                         NUMBER OF   EXERCISE    NUMBER OF   EXERCISE    NUMBER OF   EXERCISE
                          OPTIONS      PRICE      OPTIONS      PRICE      OPTIONS      PRICE
                         ---------------------------------------------------------------------
Outstanding at the
  beginning of the year     704       $19.32        587       $17.38        472       $15.96
 Granted during the
   year                     297        17.96        118        28.91        118        23.04
 Exercised during the
   year                      (7)       15.80         (1)       15.00         --           --
 Forfeited during the
   year                      (4)       17.94         --           --         (3)       15.80
 Expired during the
   year                      --           --         --           --         --           --
                         ---------------------------------------------------------------------
Outstanding at year end     990       $18.94        704       $19.32        587       $17.38
                         =====================================================================
Exercisable at year end     591       $24.18        481       $17.77        295       $16.19
                         =====================================================================

  The weighted-average grant-date fair value of options granted was $2.51 for 2000, $4.34 for 1999, and $2.68 for 1998. The exercise prices for the options outstanding range from $15.00 to $28.94. On December 31, 2000, the options outstanding had a weighted-average remaining contractual life of approximately
7.4 years.
  In addition to the option plan, the Company may issue restricted stock in the form of performance shares to encourage key employees to remain in its employment to achieve short-term and long-term performance goals. Plan participants are eligible to receive a cash bonus (i.e., short-term incentive) and performances shares (i.e., long-term incentive). The performance shares vest after three years from issuance and are subject to a final adjustment as determined by the Board of Directors. The following table summarizes the activity of this plan (thousands of shares):

YEAR ENDED DECEMBER 31,                                         2000      1999      1998
                                                              --------------------------
Nonvested performance shares at beginning of year                193       172       126
Performance shares granted                                       111        83        67
Performance shares forfeited                                      (6)       (1)       --
Shares vested and issued                                         (61)      (61)      (21)
                                                              --------------------------
Nonvested performance shares at end of year                      237       193       172
                                                              ==========================
Grant date fair value of award                                $21.63    $26.63    $18.69
                                                              ==========================

NOTE 10 -- INCOME TAXES
  Income tax expense (benefit) consists of the following (thousands of dollars):

YEAR ENDED DECEMBER 31,                                        2000        1999        1998
                                                             --------------------------------
Current:
 Federal                                                     $(60,628)   $ 33,152    $ 32,267
 State                                                         (7,465)      6,736       2,519
                                                             --------------------------------
                                                              (68,093)     39,888      34,786
                                                             --------------------------------
Deferred:
 Federal                                                       76,334     (15,126)       (268)
 State                                                          5,387      (3,117)      1,896
                                                             --------------------------------
                                                               81,721     (18,243)      1,628
                                                             --------------------------------
  Total income tax expense                                   $ 13,628    $ 21,645    $ 36,414
                                                             ================================

  Deferred income tax expense consists of the following significant components (thousands of dollars):

YEAR ENDED DECEMBER 31,                                        2000        1999        1998
                                                              -------------------------------
Deferred federal and state:
 Property-related items                                       $28,184    $ 11,405    $ 15,586
 Purchased gas cost adjustments                                56,321     (19,201)    (10,344)
 Employee benefits                                             (3,687)     (5,816)     (2,320)
 Merger costs                                                   1,822      (1,822)         --
 All other deferred                                               (51)     (1,941)       (426)
                                                              -------------------------------
  Total deferred federal and state                             82,589     (17,375)      2,496
Deferred investment tax credit, net                              (868)       (868)       (868)
                                                              -------------------------------
  Total deferred income tax expense                           $81,721    $(18,243)   $  1,628
                                                              ===============================

  The consolidated effective income tax rate for the period ended December 31, 2000 and the two prior periods differs from the federal statutory income tax rate. The sources of these differences and the effect of each are summarized as follows:

YEAR ENDED DECEMBER 31,                                       2000     1999     1998
                                                              ----------------------
Federal statutory income tax rate                              35.0%   35.0%    35.0%
 Net state tax liability                                        2.9     3.0      5.5
 Property-related items                                         1.7     1.4      1.3
 Effect of closed tax years and resolved issues               (11.6)   (1.8)      --
 Tax credits                                                   (1.7)   (1.4)    (1.0)
 Tax exempt interest                                           (0.3)   (0.3)    (0.3)
 Corporate owned life insurance                                (0.8)   (1.0)     1.0
 All other differences                                          1.0     0.6      1.9
                                                              ----------------------
Consolidated effective income tax rate                         26.2%   35.5%    43.4%
                                                              ======================

Deferred tax assets and liabilities consist of the following (thousands of dollars):

DECEMBER 31,                                                    2000        1999
                                                              --------------------
Deferred tax assets:
 Deferred income taxes for future amortization of ITC         $  9,826    $ 10,372
 Employee benefits                                              21,093      15,595
 Merger costs                                                       --       1,822
 Other                                                           5,115       8,438
 Valuation allowance                                                --          --
                                                              --------------------
                                                                36,034      36,227
                                                              --------------------
Deferred tax liabilities:
 Property-related items, including accelerated depreciation    188,725     160,541
 Regulatory balancing accounts                                  60,411       4,090
 Property-related items previously flowed through               15,192      16,622
 Unamortized ITC                                                15,536      16,403
 Debt-related costs                                              5,104       5,397
 Other                                                           4,199       5,471
                                                              --------------------
                                                               289,167     208,524
                                                              --------------------
Net deferred tax liabilities                                  $253,133    $172,297
                                                              ====================
Current                                                       $ 48,965    $ (6,141)
Noncurrent                                                     204,168     178,438
                                                              --------------------
Net deferred tax liabilities                                  $253,133    $172,297
                                                              ====================

NOTE 11 -- SEGMENT INFORMATION
  Company operating segments are determined based on the nature of their activities. The natural gas operations segment is engaged in the business of purchasing, transporting, and distributing natural gas. Revenues are generated from the sale and transportation of natural gas. The construction services segment is engaged in the business of providing utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.
  The accounting policies of the reported segments are the same as those described within Note 1 -- Summary of Significant Accounting Policies. Northern accounts for the services provided to Southwest at contractual (market) prices. At December 31, 2000 and 1999, consolidated accounts receivable included $5.2 million and $4.4 million, respectively, which were not eliminated during consolidation.

  The financial information pertaining to the natural gas operations and construction services segments for each of the three years in the period ended December 31, 2000, is as follows (thousands of dollars):

                                                                 2000
                                         -----------------------------------------------------
                                             GAS       CONSTRUCTION   ADJUSTMENTS     TOTAL
                                         -----------------------------------------------------
                                         OPERATIONS      SERVICES
Revenues from unaffiliated customers     $  870,711      $107,686                   $  978,397
Intersegment sales                               --        55,690                       55,690
                                         ------------------------                   ----------
 Total                                   $  870,711      $163,376                   $1,034,087
                                         ========================                   ==========
Interest expense                         $   68,892      $  1,779                   $   70,671
                                         ========================                   ==========
Depreciation and amortization            $   94,689      $ 11,951                   $  106,640
                                         ========================                   ==========
Income tax expense                       $   10,277      $  3,351                   $   13,628
                                         ========================                   ==========
Segment income                           $   33,908      $  4,403                   $   38,311
                                         ========================                   ==========
Segment assets                           $2,154,641      $ 79,790      $(2,094)     $2,232,337
                                         ========================                   ==========
Capital expenditures                     $  205,161      $ 18,079                   $  223,240
                                         ========================                   ==========

                                                                 1999
                                         -----------------------------------------------------
                                             GAS       CONSTRUCTION   ADJUSTMENTS     TOTAL
                                         -----------------------------------------------------
                                         OPERATIONS      SERVICES
Revenues from unaffiliated customers     $  791,155      $ 95,744                   $  886,899
Intersegment sales                               --        49,967                       49,967
                                         ------------------------                   ----------
 Total                                   $  791,155      $145,711                   $  936,866
                                         ========================                   ==========
Interest expense                         $   61,597      $  1,605                   $   63,202
                                         ========================                   ==========
Depreciation and amortization            $   88,254      $ 10,271                   $   98,525
                                         ========================                   ==========
Income tax expense                       $   18,532      $  3,113                   $   21,645
                                         ========================                   ==========
Segment income                           $   35,473      $  3,837                   $   39,310
                                         ========================                   ==========
Segment assets                           $1,855,114      $ 68,630       $ (302)     $1,923,442
                                         ========================                   ==========
Capital expenditures                     $  207,773      $ 21,730                   $  229,503
                                         ========================                   ==========

                                                                 1998
                                         -----------------------------------------------------
                                             GAS       CONSTRUCTION   ADJUSTMENTS     TOTAL
                                         -----------------------------------------------------
                                         OPERATIONS      SERVICES
Revenues from unaffiliated customers     $  799,597      $ 79,736                   $  879,333
Intersegment sales                               --        37,976                       37,976
                                         ------------------------                   ----------
 Total                                   $  799,597      $117,712                   $  917,309
                                         ========================                   ==========
Interest expense                         $   62,284      $  1,070                   $   63,354
                                         ========================                   ==========
Depreciation and amortization            $   80,231      $  8,573                   $   88,804
                                         ========================                   ==========
Income tax expense                       $   33,995      $  2,419                   $   36,414
                                         ========================                   ==========
Segment income                           $   44,830      $  2,707                   $   47,537
                                         ========================                   ==========
Segment assets                           $1,772,418      $ 59,285      $(1,009)     $1,830,694
                                         ========================                   ==========
Capital expenditures                     $  179,361      $ 15,260                   $  194,621
                                         ========================                   ==========


  Construction services segment assets include an income tax receivable of $302,000 in 1999 which was netted against gas operations segment accrued taxes during consolidation. Construction services segment assets include deferred tax assets of $2.1 million in 2000 and $1 million in 1998, which were netted against gas operations segment deferred tax liabilities during consolidation.

NOTE 12 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

QUARTER ENDED                           MARCH 31     JUNE 30     SEPTEMBER 30    DECEMBER 31
                                        ----------------------------------------------------
(Thousands of dollars, except per share amounts)
2000
Operating revenues                      $296,815     $197,634      $198,962       $340,676
Operating income (loss)                   56,619        2,583        (4,197)        73,625
Net income (loss)                         25,198       (9,729)       (9,680)        32,522
Basic earnings (loss) per common
  share*                                    0.81        (0.31)        (0.31)          1.03
Diluted earnings (loss) per common
  share*                                    0.80        (0.31)        (0.31)          1.02

1999
Operating revenues                      $308,025     $200,292      $166,289       $262,260
Operating income (loss)                   62,725       11,530        (2,904)        59,861
Net income (loss)                         28,266       (3,596)      (14,188)        28,828
Basic earnings (loss) per common
  share*                                    0.93        (0.12)        (0.46)          0.93
Diluted earnings (loss) per common
  share*                                    0.92        (0.12)        (0.46)          0.93

1998
Operating revenues                      $292,601     $192,897      $162,508       $269,303
Operating income (loss)                   75,502       12,951          (529)        66,246
Net income (loss)                         35,953       (2,514)      (10,945)        25,043
Basic earnings (loss) per common
  share*                                    1.31        (0.09)        (0.38)          0.83
Diluted earnings (loss) per common
  share*                                    1.30        (0.09)        (0.38)          0.82

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS,
SOUTHWEST GAS CORPORATION:
  We have audited the accompanying consolidated balance sheets of Southwest Gas Corporation (a California corporation, hereinafter referred to as the Company) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP
Las Vegas, Nevada
February 9, 2001