Form 10-K405, Exhibit 13
period 2001-12-31
SOUTHWEST GAS CORP
filed 2002-03-22
CIK 92416

                                                                   Exhibit 13.01
                                                   Southwest Gas Corporation  29

                                                                FINANCIAL REVIEW

Consolidated Selected Financial Statistics Page 30, Natural Gas Operations Page 31, Management's Discussion and Analysis Page 32, Consolidated Balance Sheets Page 46, Consolidated Statements of Income Page 48, Consolidated Statements of Cash Flows Page 49, Consolidated Statements of Stockholders' Equity Page 50, Notes to Consolidated Financial Statements Page 51, Report of Independent Public Accountants Page 67, Shareholder Information Page 68, Board of Directors and Officers Page 68

 30 Southwest Gas Corporation
CONSOLIDATED SELECTED FINANCIAL STATISTICS

YEAR ENDED DECEMBER 31                   2001            2000            1999            1998            1997
-------------------------------------------------------------------------------------------------------------
(Thousands of dollars, except per share amounts)
Operating revenues                 $1,396,688      $1,034,087      $  936,866      $  917,309      $  732,010
Operating expenses                  1,262,705         905,457         805,654         763,139         629,749
-------------------------------------------------------------------------------------------------------------
Operating income                   $  133,983      $  128,630      $  131,212      $  154,170      $  102,261
=============================================================================================================
Net income                         $   37,156      $   38,311      $   39,310      $   47,537      $   16,469
=============================================================================================================
Total assets at year end           $2,369,612      $2,232,337      $1,923,442      $1,830,694      $1,769,059
=============================================================================================================
Capitalization at year end:
 Common equity                     $  561,200      $  533,467      $  505,425      $  476,400      $  385,979
 Trust originated
   preferred securities                60,000          60,000          60,000          60,000          60,000
 Long-term debt                       796,351         896,417         859,291         812,906         778,693
-------------------------------------------------------------------------------------------------------------
                                   $1,417,551      $1,489,884      $1,424,716      $1,349,306      $1,224,672
=============================================================================================================
Common stock data:
 Return on average common equity          6.8%            7.4%            8.0%           11.0%            4.3%
 Earnings per share                $     1.16      $     1.22      $     1.28      $     1.66      $     0.61
 Diluted earnings per share        $     1.15      $     1.21      $     1.27      $     1.65      $     0.61
 Dividends paid per share          $     0.82      $     0.82      $     0.82      $     0.82      $     0.82
 Payout ratio                              71%             67%             64%             49%            N/A
 Book value per share at year end  $    17.27      $    16.82      $    16.31      $    15.67      $    14.09
 Market value per share at year
   end                             $    22.35      $    21.88      $    23.00      $    26.63      $    18.69
 Market value per share to book
   value per share                        129%            130%            141%            170%            133%
 Common shares outstanding at
   year end (000)                      32,493          31,710          30,985          30,410          27,387
 Number of common shareholders at
   year end                            23,243          24,092          22,989          24,489          25,833
 Ratio of earnings to fixed
   charges                               1.59            1.60            1.78            2.08            1.28
=============================================================================================================

                                                   Southwest Gas Corporation  31
NATURAL GAS OPERATIONS

YEAR ENDED DECEMBER 31                     2001            2000            1999            1998            1997
---------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Sales                                $1,149,918      $  816,358      $  740,900      $  753,338      $  569,542
Transportation                           43,184          54,353          50,255          46,259          45,123
---------------------------------------------------------------------------------------------------------------
Operating revenue                     1,193,102         870,711         791,155         799,597         614,665
Net cost of gas sold                    677,547         394,711         330,031         329,849         209,338
---------------------------------------------------------------------------------------------------------------
Operating margin                        515,555         476,000         461,124         469,748         405,327
Expenses:
 Operations and maintenance             253,026         231,175         221,258         209,172         201,159
 Depreciation and amortization          104,498          94,689          88,254          80,231          74,528
 Taxes other than income taxes           32,780          29,819          27,610          31,646          29,393
---------------------------------------------------------------------------------------------------------------
Operating income                     $  125,251      $  120,317      $  124,002      $  148,699      $  100,247
===============================================================================================================
Contribution to consolidated
 net income                          $   32,626      $   33,908      $   35,473      $   44,830      $   15,825
===============================================================================================================
Total assets at year end             $2,289,111      $2,154,641      $1,855,114      $1,772,418      $1,717,025
===============================================================================================================
Net gas plant at year end            $1,825,571      $1,686,082      $1,581,102      $1,459,362      $1,360,294
===============================================================================================================
Construction expenditures and
 property additions                  $  248,352      $  205,161      $  207,773      $  179,361      $  164,528
===============================================================================================================
Cash flow, net:
 From operating activities           $  103,848      $  109,872      $  165,220      $  189,465      $   45,923
 From investing activities             (246,462)       (203,325)       (207,024)       (176,731)       (170,455)
 From financing activities              154,727          95,481          40,674         (12,632)        132,349
---------------------------------------------------------------------------------------------------------------
Net change in cash                   $   12,113      $    2,028      $   (1,130)     $      102      $    7,817
===============================================================================================================
Total throughput (thousands of
 therms)
 Sales                                1,261,263       1,107,674       1,037,409       1,103,264         914,732
 Transportation                       1,268,203       1,482,700       1,186,859       1,001,372       1,030,857
---------------------------------------------------------------------------------------------------------------
Total throughput                      2,529,466       2,590,374       2,224,268       2,104,636       1,945,589
===============================================================================================================
Weighted average cost of gas
 purchased ($/therm)                 $     0.55      $     0.42      $     0.28      $     0.27      $     0.35
Customers at year end                 1,397,000       1,337,000       1,274,000       1,209,000       1,151,000
Employees at year end                     2,507           2,491           2,482           2,429           2,447
Degree days - actual                      1,963           1,938           1,928           2,321           1,976
Degree days - ten-year average            1,970           1,991           2,031           2,043           2,022
===============================================================================================================

 32 Southwest Gas Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Southwest Gas Corporation and subsidiaries (the Company) includes information related to regulated natural gas transmission and distribution activities and non-regulated activities.

The Company is comprised of two business segments: natural gas operations (Southwest or the natural gas operations segment) and construction services. Southwest is engaged in the business of purchasing, transporting, and distributing natural gas in portions of Arizona, Nevada and California. Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of central and southern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor and transporter of natural gas in Nevada, serving the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area and the high desert and mountain areas in San Bernardino County.

As of December 31, 2001 Southwest had 1,397,000 residential, commercial, industrial, and other customers, of which 785,000 customers were located in Arizona, 485,000 in Nevada, and 127,000 in California. Residential and commercial customers represented over 99 percent of the total customer base. During 2001, Southwest added 60,000 customers, a four percent increase, of which 31,000 customers were added in Arizona, 26,000 in Nevada, and 3,000 in California. Customer growth over the past three years averaged five percent annually. These additions are largely attributed to population growth in the service areas. Based on current commitments from builders, customer growth is expected to approximate four percent in 2002. During 2001, 58 percent of operating margin was earned in Arizona, 34 percent in Nevada, and 8 percent in California. During this same period, Southwest earned 82 percent of operating margin from residential and small commercial customers, 8 percent from other sales customers, and 10 percent from transportation customers. In 2000, Southwest earned 84 percent of operating margin from residential and small commercial customers, 3 percent from other sales customers and 13 percent from transportation customers. The difference between years was primarily due to a number of large commercial and industrial customers moving from transportation service to sales service.

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

Southwest continues to experience significant customer growth. Financing this growth has required large amounts of capital to pay for new transmission and distribution plant, to keep up with consumer demand. During the three-year period ended December 31, 2001, total gas plant increased from $2 billion to $2.6 billion, or at an annual rate of

                                                   Southwest Gas Corporation  33

eight percent. Customer growth was the primary reason for the plant increase as Southwest added 189,000 net new customers during the three-year period. Southwest expects to add approximately 60,000 customers in 2002.

During 2001, capital expenditures for the natural gas operations segment were $248 million. Approximately 74 percent of these current-period expenditures represented new construction and the balance represented costs associated with routine replacement of existing transmission, distribution, and general plant. Cash flows from operating activities of Southwest (net of dividends) provided $78 million of the required capital resources pertaining to these construction expenditures. The remainder was provided from external financing activities. Normally, internally generated funds provide a larger proportionate share of capital resources required for construction purposes. However, such cash flows were unfavorably impacted by unusually high working capital requirements resulting from gas costs that exceeded the amounts recovered from customers during much of 2001. This situation is now reversing as recovery rates have been adjusted and natural gas prices have declined.

In February 2001, the Company issued $200 million in Notes, due 2011, bearing interest at 8.375%. The net proceeds from the sale of the Notes were used to finance the construction, completion, extension and improvement of the pipeline systems and facilities located in and around the communities served by Southwest. Those capital expenditures were originally funded, in part, with short-term debt, which was repaid with the net proceeds of the Notes.

In March 2002, the Job Creation and Worker Assistance Act of 2002 (Act) was signed into law. This Act provides a three-year, 30 percent "bonus" tax depreciation deduction for businesses. Southwest estimates the bonus depreciation deduction will reduce federal income taxes paid by approximately $40 million to $50 million over the next three years (2002-2004).

Southwest estimates construction expenditures during the three-year period ending December 31, 2004 will be approximately $675 million. Of this amount, $225 million are expected to be incurred in 2002. During the three-year period, cash flow from operating activities (net of dividends) is estimated to fund approximately 80 percent of the gas operations total construction expenditures, including the impacts of the Act. The remaining cash requirements are expected to be provided by external financing sources. The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, growth levels in Southwest service areas and earnings. These external financings may include the issuance of both debt and equity securities, bank and other short-term borrowings, and other forms of financing. Southwest has a total of $400 million in securities registered with the Securities and Exchange Commission (SEC) which are available for future financing needs.

Current maturities of long-term debt were $308 million at December 31, 2001. In June 2002, the $350 million revolving credit facility, of which $200 million is designated as long-term debt, and the $100 million Series F debentures will mature. The Company intends to refinance the long-term portion of the revolving credit agreement and the Series F debentures on a long-term basis but no firm agreements are in place at this time. The timing, types, and amounts of these external financings will be dependent on conditions in the capital markets. Once the debt has been refinanced, or long-term agreements have been entered into, the Current maturities of long-term debt line item should

 34 Southwest Gas Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

return to normal levels. The Company also intends to maintain short-term borrowing capacity at a level sufficient to cover working capital needs.

All Company debt is recorded on its balance sheets. The Company has long-term operating leases, which are described in Note 2 "Utility Plant" of the Notes to Consolidated Financial Statements. No debt instruments have credit triggers or other clauses that result in default if Company bond ratings are lowered by rating agencies. Certain Company debt instruments contain customary leverage, net worth and other covenants, and securities ratings covenants that, if set in motion, would increase financing costs. To date, the Company has not incurred any increased financing costs as a result of these covenants.

The Company does not currently utilize stand-alone derivative instruments for speculative purposes or for hedging and does not have foreign currency exposure. Southwest has fixed-price gas purchase contracts, which are considered normal purchases occurring in the ordinary course of business. None of the Company's long-term financial instruments or other contracts are derivatives, or contain embedded derivatives.

Liquidity refers to the ability of an enterprise to generate adequate amounts of cash to meet its cash requirements. Several general factors that could significantly affect capital resources and liquidity in future years include inflation, growth in the economy, changes in income tax laws, changes in the ratemaking policies of regulatory commissions, interest rates, the level of natural gas prices and the level of Company earnings. The most significant negative factor affecting liquidity in 2001 was the high natural gas prices.

The rate schedules in all of the service territories of Southwest contain purchased gas adjustment (PGA) clauses, which permit adjustments to rates as the cost of purchased gas changes. The PGA mechanism allows Southwest to change the gas cost component of the rates charged to its customers to reflect increases or decreases in the price expected to be paid to its suppliers and companies providing interstate pipeline transportation service. On an interim basis, Southwest generally defers over or under collections of gas costs to PGA balancing accounts. In addition, Southwest uses this mechanism to either refund amounts over-collected or recoup amounts under-collected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. During the second half of 2000 and the first half of 2001, Southwest experienced high gas purchase prices relative to amounts recovered in rates for gas purchases. Natural gas prices have declined significantly in recent months. At December 31, 2001, the combined balances in PGA accounts were $84 million. At their peak in February 2001, the combined balances were $161 million. The balances should continue to trend downward since recovery rates have been adjusted, assuming prices paid for gas purchases remain similar to levels embedded in sales rates. Southwest utilizes short-term borrowings to temporarily finance PGA balances. Southwest currently has short-term borrowing capacity of $150 million, which the Company believes is adequate to meet anticipated needs. Short-term borrowing capacity was $225 million earlier in 2001. A $75 million credit facility expired in November 2001 and was not renewed.

In Arizona, Southwest adjusts rates monthly for changes in purchased gas costs, within pre-established limits. In California, a monthly gas cost adjustment based on forecasted monthly prices is utilized. Monthly adjustments are

                                                   Southwest Gas Corporation  35

designed to provide a more timely recovery of gas costs and to send appropriate pricing signals to customers. In Nevada, tariffs provide for annual adjustment dates for changes in purchased gas costs. In addition, Southwest may request to adjust rates more often, if conditions warrant. Filings to change rates in accordance with PGA clauses are subject to audit by state regulatory commission staffs. See RATES AND REGULATORY PROCEEDINGS for details of these filings.

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

Other effects of the reduction in gas costs and adjustments to recovery rates are visible in Company balance sheets. The Prepaids and other current assets line item decreased $46 million during 2001 primarily due to the deferral and collection of gas costs through the PGA accounts. Significantly lower gas costs during the latter half of 2001 contributed to the $86 million decrease in the Accounts payable line item.

The Company has a common stock dividend policy which states that common stock dividends will be paid at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles. The quarterly common stock dividend was 20.5 cents per share throughout 2001. The current dividend of 20.5 cents per share has been paid quarterly since September 1994.

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

 36 Southwest Gas Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

A securities rating is not a recommendation to buy, sell, or hold a security and is subject to change or withdrawal at any time by the rating agency. The three securities ratings discussed above are essentially equivalent.

Results of operations are impacted by inflation. Natural gas, labor, and construction costs are the categories most significantly impacted by inflation. Changes to Southwest cost of gas are generally recovered through PGA mechanisms and do not significantly impact net earnings. Labor is a component of the cost of service, and construction costs are the primary component of rate base. In order to recover increased costs, and earn a fair return on rate base, general rate cases are filed by Southwest, when deemed necessary, for review and approval by regulatory authorities. Regulatory lag, that is, the time between the date increased costs are incurred and the time such increases are recovered through the ratemaking process, can impact earnings. See RATES AND REGULATORY PROCEEDINGS for discussion of recent rate case proceedings.

JANUARY 2002 SALE OF UNDEVELOPED PROPERTY
In January 2002, the Company sold all of its interests in undeveloped property located in northern Arizona. The property was originally acquired as a potential site for underground natural gas storage during the gas supply shortages of the 1970s, but was never developed. The sale will result in a one-time pre-tax gain of $8.9 million, which will be recognized in the first quarter of 2002.

CONSOLIDATED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31                                               2001         2000         1999
---------------------------------------------------------------------------------------------------
(Thousands of dollars)
CONTRIBUTION TO NET INCOME
Natural gas operations                                            $32,626      $33,908      $35,473
Construction services                                               4,530        4,403        3,837
---------------------------------------------------------------------------------------------------
Net income                                                        $37,156      $38,311      $39,310
===================================================================================================
EARNINGS PER SHARE
Gas operations                                                    $  1.02      $  1.08      $  1.16
Construction services                                                0.14         0.14         0.12
---------------------------------------------------------------------------------------------------
Consolidated                                                      $  1.16      $  1.22      $  1.28
===================================================================================================

See separate discussions at RESULTS OF NATURAL GAS OPERATIONS and RESULTS OF CONSTRUCTION SERVICES. Average shares outstanding increased by 751,000 shares between 2001 and 2000, and 681,000 shares between 2000 and 1999, primarily resulting from continuing issuances under the Dividend Reinvestment and Stock Purchase Plan.

                                                   Southwest Gas Corporation  37

RESULTS OF NATURAL GAS OPERATIONS

YEAR ENDED DECEMBER 31                                                  2001          2000          1999
--------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Gas operating revenues                                            $1,193,102      $870,711      $791,155
Net cost of gas sold                                                 677,547       394,711       330,031
--------------------------------------------------------------------------------------------------------
 Operating margin                                                    515,555       476,000       461,124
Operations and maintenance expense                                   253,026       231,175       221,258
Depreciation and amortization                                        104,498        94,689        88,254
Taxes other than income taxes                                         32,780        29,819        27,610
--------------------------------------------------------------------------------------------------------
 Operating income                                                    125,251       120,317       124,002
Other income (expense)                                                 7,694        (1,765)       (2,925)
--------------------------------------------------------------------------------------------------------
 Income before interest and income taxes                             132,945       118,552       121,077
Net interest deductions                                               78,746        68,892        61,597
Preferred securities distributions                                     5,475         5,475         5,475
Income tax expense                                                    16,098        10,277        18,532
--------------------------------------------------------------------------------------------------------
 Contribution to consolidated net income                          $   32,626      $ 33,908      $ 35,473
========================================================================================================

2001 VS. 2000
The gas segment contribution to consolidated net income for 2001 decreased $1.3 million from 2000. Growth in operating margin and improvement in other income (expense) was more than offset by higher operating and financing costs.

Operating margin increased $39.6 million, or eight percent, in 2001 as a result of customer growth, rate relief, and a return to normal weather. Southwest added 60,000 new customers during the last 12 months. This customer growth, coupled with increased margin from electric generation and industrial customers, contributed $30 million in incremental margin. An additional $5.3 million of incremental margin was realized in 2001 from general rate relief. In Arizona, annualized rate relief of $21.6 million was granted effective November 2001. The Company expected the general rate increase in April 2001. This seven-month delay resulted in unrealized operating margin of approximately $15 million. In Nevada, annualized rate relief of $19.4 million was granted effective December 2001. The remainder of the net change in operating margin between periods was due to weather as average temperatures during 2001 were normal versus moderately warmer-than-normal average temperatures during 2000.

Operations and maintenance expense increased $21.9 million, or nine percent, reflecting general increases in labor and maintenance costs, higher uncollectible expenses, and incremental costs associated with servicing additional customers. Management believes the increase in uncollectible expenses is due to high natural gas prices coupled with the downturn of the economy, and is not a trend that should continue beyond 2002.

Depreciation expense and general taxes increased $12.8 million, or ten percent, as a result of construction activities. Average gas plant in service increased $180 million, or eight percent, compared to the prior year. This was attributed to the continued expansion and upgrading of the gas system to accommodate customer growth.

 38 Southwest Gas Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Net interest deductions increased $9.9 million, or 14 percent, as the Company financed both the new construction necessary to keep up with customer growth, and unrecovered purchased gas costs.

Other income (expense) improved $9.5 million in 2001, primarily as a result of increased interest income of $5.9 million on PGA balances and a $3 million pretax gain on the sale of certain assets.

During 2001, Southwest recognized $2.5 million of income tax benefits associated with the resolution of state income tax issues. During 2000, Southwest recognized $6 million of income tax benefits associated with the favorable resolution of certain federal income tax issues and the statutory closure of open federal tax years. The 2001 effective income tax rate for the gas operations segment was 33 percent.

2000 VS. 1999
The gas segment contribution to consolidated net income for 2000 decreased $1.6 million from 1999. Growth in operating margin was more than offset by higher operating and financing costs.

Operating margin increased $14.9 million, or three percent, in 2000. The increase was primarily due to customer growth as the Company added 63,000, or five percent, new customers during 2000. Differences in heating demand between periods partially offset the impact of customer growth, as both periods were moderately warmer than normal.

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

Net interest deductions increased $7.3 million, or 12 percent, over 1999 due to the financing of growth-related construction expenditures and higher interest rates on variable-rate debt instruments.

During 2000, Southwest recognized $6 million of income tax benefits associated with the favorable resolution of certain federal income tax issues and the statutory closure of open federal tax years. As a result, the effective income tax rate for the gas operations segment was 23 percent.

RATES AND REGULATORY PROCEEDINGS
Arizona General Rate Case. In May 2000, Southwest filed a general rate application with the Arizona Corporation Commission (ACC) seeking approval to increase revenues by $37.1 million, or nine percent, annually for its Arizona rate jurisdiction. Southwest sought rate relief for increased operating costs, changes in financing costs, declining average residential usage, and improvements and additions to the distribution system. In October 2001, the ACC authorized Southwest to increase rates by $21.6 million, or five percent, annually, effective November 2001. The timing of the increase was important to Southwest because it provided the benefit of having new rates in place at the

                                                   Southwest Gas Corporation  39

beginning of the 2001-2002 heating season. The ACC order also approved changes in rate design that should improve revenue stability in Arizona. For example, the residential basic service charge was increased by $1.00 per month. In addition, the base gas cost rate was increased, allowing Southwest to recover the deferred PGA balance more rapidly.

Nevada General Rate Cases. In July 2001, Southwest filed general rate applications with the Public Utilities Commission of Nevada (PUCN) seeking approval to increase annualized revenues by $21.7 million in its southern Nevada rate jurisdiction and $7.7 million in its northern Nevada rate jurisdiction. In November 2001, Southwest received approval from the PUCN to increase rates by $13.5 million, or five percent, annually in southern Nevada and $5.9 million, or five percent, annually in northern Nevada effective December 2001. In January 2002, the PUCN settled several open issues in the case regarding rate design. Changes included increasing the residential basic service charge by $2.00 per month in both jurisdictions, which should improve revenue stability in Nevada. The changes were effective February 2002 and did not impact the amount of rate relief granted.

California General Rate Cases. In February 2002, Southwest filed general rate applications with the California Public Utilities Commission (CPUC) for its northern and southern California jurisdictions. The application seeks annual increases over a five-year period beginning January 2003, which cumulatively amount to $6.3 million in northern California and $17.2 million in southern California. For 2003, an annualized $2.7 million, or 13 percent, revenue increase was requested for the northern jurisdiction and an annualized $6.7 million, or eight percent, revenue increase was requested for the southern jurisdiction. Additional smaller annual revenue increases are proposed in the subsequent years of the application through 2007. Hearings are expected to begin in the third quarter of 2002. The last general rate increases received in California were January 1998 in northern California and January 1995 in southern California.

FERC Jurisdiction. In July 1996, Paiute Pipeline Company, a wholly owned subsidiary of the Company, filed its most recent general rate case with the Federal Energy Regulatory Commission (FERC). The FERC authorized a general rate increase effective January 1997. Additional rate relief is not yet necessary and, therefore, no general rate case filing is planned during 2002.

PGA FILINGS
Arizona PGA Filings ($64.9 million unrecovered PGA balance at December 31,
2001). In Arizona, Southwest adjusts rates monthly for changes in purchased gas costs, within pre-established limits. In January 2002, Southwest filed an advice letter with the ACC to eliminate a temporary rate adjustment surcharge, which was otherwise set to expire at the end of the second quarter of 2002. This action was taken in recognition of moderating gas costs and projections of PGA balancing account activity. The filing was approved effective February 2002, and will reduce revenues by $31.9 million annually with no reduction to margin.

Nevada PGA Filings ($10.1 million unrecovered PGA balance at December 31, 2001). In December 2001, Southwest submitted an out-of-cycle PGA filing to the PUCN for a $29.2 million decrease for southern Nevada customers. In January 2002, an additional decrease of $13.9 million was requested. The total of the two filings, $43.1 million, was

 40 Southwest Gas Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

agreed to in a settlement among all parties and approved by the PUCN to become effective in February 2002. The filings were made in advance of the scheduled annual date to allow customers to receive the benefit of decreases experienced in natural gas costs. PGA changes impact cash flows but have no direct impact on profit margin.

In October 2001, Southwest submitted an out-of-cycle PGA filing to the PUCN to reduce rates in both the southern and northern Nevada rate jurisdictions. In November 2001, rate decreases of $48.6 million, or 17 percent, for southern Nevada and $15 million, or 14 percent, for northern Nevada were approved by the PUCN effective December 2001.

In June 2001, the PUCN approved an agreement allowing Southwest to increase rates by $74.6 million annually to recover higher gas costs. Effective July 2001, rates increased $47.2 million, or 23 percent, in southern Nevada and $27.4 million, or 36 percent in northern Nevada. The agreement followed a thorough review by the Bureau of Consumer Protection (BCP) and PUCN Staff of the gas purchasing practices of Southwest. The out-of-cycle PGA filing was submitted by Southwest in January 2001 to recover gas costs incurred through December 2000.

In October 2000, Southwest submitted an out-of-cycle PGA filing to the PUCN to recover gas costs incurred through September 2000. A settlement related to this filing resulted in a gas cost rate increase of $38.5 million, or 24 percent, in southern Nevada and $16.8 million, or 30 percent, in northern Nevada, effective January 2001. In a related order issued May 2001, the PUCN directed that Southwest meet with PUCN staff and the BCP in the third quarter of 2001 to establish guidelines for Southwest to follow in constructing its Nevada gas supply portfolio for coming years. The guidelines may include a requirement to utilize call options to mitigate future price risks. Meetings were held but no agreement was reached. During the third quarter of 2001, the three parties filed separate guideline proposals with the PUCN. The PUCN has not yet acted on this matter.

Effective December 2000, the PUCN approved an annual PGA filing submitted in June 2000 granting annual increases of $13.9 million, or nine percent, in southern Nevada and $6 million, or 11 percent, in northern Nevada.

California PGA Filings ($8.5 million unrecovered PGA balance at December 31,
2001). Effective December 2000, the CPUC authorized Southwest to change the cost of gas included in sales rates each month to reflect the projected cost of gas for the current month. The treatment of monthly over/under-recoveries of gas costs varies by magnitude. Small amounts may be included in the following month's estimated cost of gas for immediate recovery/refund. Large amounts may be deferred to the PGA account to be amortized over longer periods to avoid excessive fluctuation in prices. This mechanism allows the most timely recovery of gas costs within the three-state operating area.

California Order Instituting Investigation (OII). In July 2001, the CPUC ordered an investigation into the reasonableness of Southwest natural gas procurement practices and costs from June 1999 through May 2001, and related measures taken to minimize gas costs beyond May 2001. During the third quarter of 2001, Southwest filed a detailed report and testimony with the CPUC on these matters for both its northern and southern California service territories. The OII resulted from complaints by southern California customers about the size of monthly PGA rate increases that were necessary due to the unusually high cost of natural gas during the winter of 2000-2001. In regards to the southern California jurisdiction, the Office of Ratepayer Advocate and the County of San Bernardino

                                                   Southwest Gas Corporation  41

recommended disallowances of $7.3 million and $11.7 million, respectively. No issues were raised related to the northern California rate jurisdiction. The proposed disallowances were based solely on decisions by Southwest not to purchase gas for storage during the winter of 2000-2001. Hearings were held in January 2002 with a final decision anticipated in the second quarter of 2002. Southwest defended its decisions related to storage, based on testimony which demonstrated that injecting additional volumes of natural gas into storage during the 2000 injection season (April through September) could not be economically justified based on market conditions and price forecasts that existed at the time decisions were made. Management believes it has adequately defended the prudency of its gas procurement practices and, as a result, believes there is no legal basis for a disallowance.

RESULTS OF CONSTRUCTION SERVICES

YEAR ENDED DECEMBER 31                                                2001          2000          1999
------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Construction revenues                                             $203,586      $163,376      $145,711
Cost of construction                                               189,429       150,678       134,790
------------------------------------------------------------------------------------------------------
 Gross profit                                                       14,157        12,698        10,921
General and administrative expenses                                  5,026         3,986         3,312
------------------------------------------------------------------------------------------------------
 Income from operations                                              9,131         8,712         7,609
Other income (expense)                                                 871           821           946
------------------------------------------------------------------------------------------------------
 Income before interest and income taxes                            10,002         9,533         8,555
Interest expense                                                     1,985         1,779         1,605
Income tax expense                                                   3,487         3,351         3,113
------------------------------------------------------------------------------------------------------
 Contribution to consolidated net income                          $  4,530      $  4,403      $  3,837
======================================================================================================

2001 VS. 2000
The 2001 contribution to consolidated net income from construction services increased $127,000 from the prior year. The increase was principally due to higher revenues that resulted from obtaining additional work. Revenues increased 25 percent, while the gross profit margin percentage decreased slightly. Gross profit increased $1.5 million.

General and administrative expenses, as a percent of revenue, remained relatively constant as did interest expense.

2000 VS. 1999
The 2000 contribution to consolidated net income from construction services increased $566,000 from the prior year. The increase was principally due to additional revenues that resulted from obtaining several new contracts and favorable winter weather conditions. Revenues increased 12 percent, while the gross profit margin percentage remained relatively constant. Gross profit increased $1.8 million.

General and administrative expenses, as a percent of revenue, remained relatively constant as did interest expense.

 42 Southwest Gas Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. In all cases, SFAS No. 142 must be adopted as of the beginning of a fiscal year. SFAS No. 142 requires that the amortization of goodwill be eliminated and that existing goodwill be evaluated for impairment. Goodwill will be tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit. The Company has included $7.7 million of goodwill resulting from the purchase of Northern Pipeline Construction Co. on its consolidated balance sheet at December 31, 2001. The annual amortization expense associated with goodwill is $400,000. Management does not anticipate any significant impact to the financial position or results of operations of the Company as a result of SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The asset retirement obligations included within the scope of SFAS No. 143 are those that are unavoidable as a result of the acquisition, construction, development, or normal operation of long-lived assets. The standard requires that a legal obligation associated with the retirement of tangible long-lived assets be recognized as a liability when incurred. When a liability for an asset retirement obligation is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Entities are also required to recognize period-to-period changes for the liability related to asset retirement obligations resulting from the passage of time and/or revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss. Upon initial application of SFAS No. 143, entities are required to recognize the following items in the statement of financial position: a liability for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of SFAS No. 143, an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset, and accumulated depreciation for the capitalized cost. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with early adoption encouraged. Management has not yet quantified the effects of the new standard on the financial position or results of operations of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 also supercedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). Because SFAS No. 121 did not address

                                                   Southwest Gas Corporation  43

the accounting for a segment of a business accounted for as a discontinued operation under APB Opinion No. 30, two accounting models existed for long-lived assets to be disposed of. The FASB decided to establish a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The FASB also decided to resolve other implementation issues related to SFAS No. 121. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, with early adoption encouraged. Management does not anticipate any significant impact to the financial position or results of operations of the Company as a result of SFAS No. 144.

MERGER LITIGATION
Litigation is pending in Arizona related to the now terminated acquisition of the Company by ONEOK Inc. (ONEOK). For additional information, see ITEM 3. LEGAL PROCEEDINGS, in the 2001 Form 10-K filed by the Company with the SEC.

In January 2002, United States District Court Judge Roslyn O. Silver in Phoenix, Arizona, issued two orders further addressing the allowable claims and damage issues in litigation presently pending among Southern Union Company (Southern Union), ONEOK and the Company.

The first order confirms that Southern Union claims against the Company and ONEOK are now limited to claims for Southern Union's out-of-pocket expenses, estimated at approximately $1 million (according to Court filings), and any punitive damages that it can prove. The second order limits Company claims against ONEOK to out-of-pocket expenses and any punitive damages that it can prove. Likewise, the single remaining ONEOK claim against the Company is limited to out-of-pocket expenses and any punitive damages that it can prove. The second order also dismisses the claims of the Company and ONEOK against Southern Union. The Company believes that it will prevail on the remaining Southern Union and ONEOK claims and that its potential exposure on these claims, including punitive damages, will not have a material impact on its financial condition.

CRITICAL ACCOUNTING POLICIES
A critical accounting policy is one which is very important to the portrayal of the financial condition and results of a company, and requires the most difficult, subjective or complex judgments of management. The need to make estimates about the effect of items that are uncertain is what makes these judgments difficult, subjective and/or complex. Management makes subjective judgments about the accounting and regulatory treatment of many items. The following are examples of accounting policies that are critical to the financial statements of the Company. For more information regarding the significant accounting policies of the Company, see Note 1 of the Notes to Consolidated Financial Statements.

- Natural gas operations are subject to the regulation of the Arizona Corporation Commission, the Public Utilities Commission of Nevada, the California Public Utilities Commission, and the Federal Energy Regulatory Commission. The accounting policies of the Company conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process. As such, the Company is allowed to defer as regulatory assets, costs that otherwise would have been expensed if it is probable future recovery from customers will occur. If rate recovery is no longer probable, due to competition or the actions of regulators, the

 44 Southwest Gas Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

  Company would be required to write off the related regulatory asset. Refer to
  Note 4 of the Notes to Consolidated Financial Statements for a list of regulatory assets.

- The income tax calculations of the Company require estimates due to regulatory complications, the multiple states in which the Company operates, and future tax rate changes. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A change in the regulatory treatment, or significant changes in tax-related estimates or assumptions, could have a material impact on the financial position and results of operations of the Company.

- Depreciation is computed at composite rates considered sufficient to amortize costs over the estimated remaining lives of assets, and includes adjustments for the cost of removal, and salvage value. Depreciation studies are performed periodically and prospective changes in rates are estimated to make up for past differences. These studies are reviewed and approved by the appropriate regulatory agency. Changes in estimates of depreciable lives or changes in depreciation rates mandated by regulations could effect the results of operations of the Company in periods subsequent to the change.

Management believes that regulation and the effects of regulatory accounting have the most significant impact on the financial statements. When Southwest files rate cases, capital assets, costs and gas purchasing practices are subject to review, and disallowances could occur. Regulatory disallowances in the past have not been frequent but have on occasion been significant to the operating results of the Company.

FORWARD-LOOKING STATEMENTS
This annual report contains statements which constitute "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 (Reform Act). All such forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act. A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, the impact of weather variations on customer usage, customer growth rates, natural gas prices, the effects of regulation/deregulation, the timing and amount of rate relief, changes in gas procurement practices, changes in capital requirements and funding, resolution of pending litigation, acquisitions, and competition.

                                                   Southwest Gas Corporation  45

COMMON STOCK PRICE AND DIVIDEND INFORMATION

                                                      2001                    2000               DIVIDENDS PAID
                                               ------------------      ------------------      ------------------
                                                 HIGH         LOW        HIGH         LOW        2001        2000
-----------------------------------------------------------------------------------------------------------------
First Quarter                                  $22.60      $19.81      $23.00      $17.06      $0.205      $0.205
Second Quarter                                  24.29       20.18       20.19       17.50       0.205       0.205
Third Quarter                                   24.38       18.85       21.25       16.88       0.205       0.205
Fourth Quarter                                  23.00       20.50       22.50       19.31       0.205       0.205
-----------------------------------------------------------------------------------------------------------------
                                                                                               $0.820      $0.820
=================================================================================================================

The principal markets on which the common stock of the Company is traded are the New York Stock Exchange and the Pacific Stock Exchange. At March 11, 2002, there were 23,003 holders of record of common stock and the market price of the common stock was $23.73.

 46 Southwest Gas Corporation
CONSOLIDATED BALANCE SHEETS

DECEMBER 31                                                             2001            2000
--------------------------------------------------------------------------------------------
(Thousands of dollars, except par value)
ASSETS
Utility plant:
 Gas plant                                                        $2,561,937      $2,369,697
 Less: accumulated depreciation                                     (789,751)       (728,466)
 Acquisition adjustments, net                                          2,894           3,124
 Construction work in progress                                        50,491          41,727
--------------------------------------------------------------------------------------------
   Net utility plant (Note 2)                                      1,825,571       1,686,082
--------------------------------------------------------------------------------------------
Other property and investments                                        92,511          91,685
--------------------------------------------------------------------------------------------
Current assets:
 Cash and cash equivalents                                            32,486          19,955
 Accounts receivable, net of allowances (Note 3)                     155,382         135,609
 Accrued utility revenue                                              63,773          57,873
 Taxes receivable, net                                                26,697          13,394
 Deferred purchased gas costs (Note 4)                                83,501          92,064
 Prepaids and other current assets (Note 4)                           38,310          84,334
--------------------------------------------------------------------------------------------
   Total current assets                                              400,149         403,229
--------------------------------------------------------------------------------------------
Deferred charges and other assets (Note 4)                            51,381          51,341
--------------------------------------------------------------------------------------------
Total assets                                                      $2,369,612      $2,232,337
============================================================================================

The accompanying notes are an integral part of these statements.

                                                   Southwest Gas Corporation  47

DECEMBER 31                                                             2001            2000
--------------------------------------------------------------------------------------------
(Thousands of dollars, except par value)
CAPITALIZATION AND LIABILITIES
Capitalization:
 Common stock, $1 par (authorized - 45,000,000 shares;
   issued and outstanding - 32,492,832 and 31,710,004
   shares)                                                        $   34,123      $   33,340
 Additional paid-in capital                                          470,410         454,132
 Retained earnings                                                    56,667          45,995
--------------------------------------------------------------------------------------------
   Total common equity                                               561,200         533,467
 Company-obligated mandatorily redeemable preferred
   securities of the Company's subsidiary, Southwest Gas
   Capital I, holding solely $61.8 million principal amount
   of 9.125% subordinated notes of the Company due 2025
   (Note 5)                                                           60,000          60,000
 Long-term debt, less current maturities (Note 6)                    796,351         896,417
--------------------------------------------------------------------------------------------
   Total capitalization                                            1,417,551       1,489,884
--------------------------------------------------------------------------------------------
Commitments and contingencies (Note 8)
Current liabilities:
 Current maturities of long-term debt (Note 6)                       307,641           8,139
 Short-term debt (Note 7)                                             93,000         131,000
 Accounts payable                                                    109,167         194,679
 Customer deposits                                                    30,288          29,039
 Accrued taxes                                                        32,069               -
 Accrued interest                                                     20,423          15,702
 Deferred income taxes (Note 10)                                      24,154          48,965
 Other current liabilities                                            36,299          54,006
--------------------------------------------------------------------------------------------
   Total current liabilities                                         653,041         481,530
--------------------------------------------------------------------------------------------
Deferred income taxes and other credits:
 Deferred income taxes and investment tax credits (Note 10)          217,804         204,168
 Other deferred credits (Note 4)                                      81,216          56,755
--------------------------------------------------------------------------------------------
   Total deferred income taxes and other credits                     299,020         260,923
--------------------------------------------------------------------------------------------
Total capitalization and liabilities                              $2,369,612      $2,232,337
============================================================================================

The accompanying notes are an integral part of these statements.

 48 Southwest Gas Corporation
CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31                                                  2001            2000          1999
----------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Operating revenues:
 Gas operating revenues                                           $1,193,102      $  870,711      $791,155
 Construction revenues                                               203,586         163,376       145,711
----------------------------------------------------------------------------------------------------------
   Total operating revenues                                        1,396,688       1,034,087       936,866
----------------------------------------------------------------------------------------------------------
Operating expenses:
 Net cost of gas sold                                                677,547         394,711       330,031
 Operations and maintenance                                          253,026         231,175       221,258
 Depreciation and amortization                                       118,448         106,640        98,525
 Taxes other than income taxes                                        32,780          29,819        27,610
 Construction expenses                                               180,904         143,112       128,230
----------------------------------------------------------------------------------------------------------
   Total operating expenses                                        1,262,705         905,457       805,654
----------------------------------------------------------------------------------------------------------
Operating income                                                     133,983         128,630       131,212
----------------------------------------------------------------------------------------------------------
Other income and (expenses):
 Net interest deductions                                             (80,731)        (70,671)      (63,202)
 Preferred securities distributions (Note 5)                          (5,475)         (5,475)       (5,475)
 Other income (deductions)                                             8,964            (545)       (1,580)
----------------------------------------------------------------------------------------------------------
   Total other income and (expenses)                                 (77,242)        (76,691)      (70,257)
----------------------------------------------------------------------------------------------------------
Income before income taxes                                            56,741          51,939        60,955
Income tax expense (Note 10)                                          19,585          13,628        21,645
----------------------------------------------------------------------------------------------------------
Net income                                                        $   37,156      $   38,311      $ 39,310
==========================================================================================================
Basic earnings per share (Note 12)                                $     1.16      $     1.22      $   1.28
==========================================================================================================
Diluted earnings per share (Note 12)                              $     1.15      $     1.21      $   1.27
==========================================================================================================
Average number of common shares outstanding                           32,122          31,371        30,690
Average shares outstanding (assuming dilution)                        32,398          31,575        30,965
==========================================================================================================

The accompanying notes are an integral part of these statements.

                                                   Southwest Gas Corporation  49
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31                                                 2001           2000           1999
---------------------------------------------------------------------------------------------------------
(Thousands of dollars)
CASH FLOW FROM OPERATING ACTIVITIES:
 Net income                                                       $  37,156      $  38,311      $  39,310
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                    118,448        106,640         98,525
   Deferred income taxes                                            (11,175)        80,836        (19,996)
   Changes in current assets and liabilities:
    Accounts receivable, net of allowances                          (19,773)       (47,133)          (439)
    Accrued utility revenue                                          (5,900)        (1,500)           500
    Deferred purchased gas costs                                      8,563        (83,013)        48,544
    Accounts payable                                                (85,512)       130,432            (48)
    Accrued taxes                                                    18,766        (54,005)         7,131
    Other current assets and liabilities                             34,051        (44,917)         2,737
   Other                                                             28,128           (344)         2,296
---------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                        122,752        125,307        178,560
---------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES:
 Construction expenditures and property additions                  (265,580)      (223,240)      (229,503)
 Other                                                                4,318          3,923          3,521
---------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                           (261,262)      (219,317)      (225,982)
---------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES:
 Issuance of common stock, net                                       17,061         15,595         14,997
 Dividends paid                                                     (26,323)       (25,715)       (25,164)
 Issuance of long-term debt, net                                    213,026         45,101         53,348
 Retirement of long-term debt, net                                  (14,723)        (8,142)        (6,168)
 Change in short-term debt                                          (38,000)        70,000          9,000
---------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                        151,041         96,839         46,013
---------------------------------------------------------------------------------------------------------
 Change in cash and cash equivalents                                 12,531          2,829         (1,409)
 Cash at beginning of period                                         19,955         17,126         18,535
---------------------------------------------------------------------------------------------------------
 Cash at end of period                                            $  32,486      $  19,955      $  17,126
=========================================================================================================
 Supplemental information:
 Interest paid, net of amounts capitalized                        $  74,032      $  67,638      $  61,321
=========================================================================================================
 Income taxes paid (received), net                                $  13,186      $ (13,417)     $  30,090
=========================================================================================================

The accompanying notes are an integral part of these statements.

 50 Southwest Gas Corporation
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     COMMON STOCK          ADDITIONAL
                                                  -------------------         PAID-IN      RETAINED
                                                  SHARES       AMOUNT         CAPITAL      EARNINGS         TOTAL
-----------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
DECEMBER 31, 1998                                 30,410      $32,040       $424,840       $ 19,520      $476,400
 Common stock issuances                              575          575         14,422                       14,997
 Net income                                                                                  39,310        39,310
 Dividends declared Common: $0.82 per
   share....................................                                                (25,282)      (25,282)
-----------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999                                 30,985       32,615        439,262         33,548       505,425
 Common stock issuances                              725          725         14,870                       15,595
 Net income                                                                                  38,311        38,311
 Dividends declared Common: $0.82 per share                                                 (25,864)      (25,864)
-----------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000                                 31,710       33,340        454,132         45,995       533,467
 Common stock issuances                              783          783         16,278                       17,061
 Net income                                                                                  37,156        37,156
 Dividends declared Common: $0.82 per share                                                 (26,484)      (26,484)
-----------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001                                 32,493*     $34,123       $470,410       $ 56,667      $561,200
=================================================================================================================

* At December 31, 2001, 1.9 million common shares were registered and available for issuance under provisions of the Employee Investment Plan, the Stock Incentive Plan, the Management Incentive Plan, and the Dividend Reinvestment and Stock Purchase Plan.

The accompanying notes are an integral part of these statements.

                                                   Southwest Gas Corporation  51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations. Southwest Gas Corporation (the Company) is comprised of two segments: natural gas operations (Southwest or the natural gas operations segment) and construction services. Southwest purchases, transports, and distributes natural gas to customers in portions of Arizona, Nevada, and California. The public utility rates, practices, facilities, and service territories of Southwest are subject to regulatory oversight. The timing and amount of rate relief can materially impact results of operations. Natural gas sales are seasonal, peaking during the winter months. Variability in weather from normal temperatures can materially impact results of operations. Natural gas purchases and the timing of related recoveries can materially impact liquidity. Northern Pipeline Construction Co. (Northern or the construction services segment), a wholly owned subsidiary, is a full-service underground piping contractor which provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

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

Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable

 52 Southwest Gas Corporation
income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

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

Depreciation and Amortization. Utility plant depreciation is computed on the straight-line remaining life method at composite rates considered sufficient to amortize costs over estimated service lives, including components which adjust for salvage value and removal costs, as approved by the appropriate regulatory agency. When plant is retired from service, the original cost of plant, including cost of removal, less salvage, is charged to the accumulated provision for depreciation. Acquisition adjustments are amortized, as ordered by regulators, over periods which approximate the remaining estimated life of the acquired properties. Costs related to refunding utility debt and debt issuance expenses are deferred and amortized over the weighted-average lives of the new issues. Other regulatory assets, when appropriate, are amortized over time periods authorized by regulators. Nonutility property and equipment are depreciated on a straight-line method based on the estimated useful lives of the related assets. Goodwill amortization for each of the last three years has been $400,000. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill amortization will be eliminated as of January 2002.

Allowance for Funds Used During Construction (AFUDC). AFUDC represents the cost of both debt and equity funds used to finance utility construction. AFUDC is capitalized as part of the cost of utility plant. The Company capitalized $2.5 million in 2001, $1.6 million in 2000, and $2.3 million in 1999 of AFUDC related to natural gas utility operations. The debt portion of AFUDC is reported in the consolidated statements of income as an offset to net interest deductions and the equity portion is reported as other income. Utility plant construction costs, including

                                                   Southwest Gas Corporation  53

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

                                                                    2001        2000        1999
------------------------------------------------------------------------------------------------
(In thousands)
Average basic shares                                              32,122      31,371      30,690
Effect of dilutive securities
 Stock options                                                       122          85         176
 Performance shares                                                  154         119          99
------------------------------------------------------------------------------------------------
Average diluted shares                                            32,398      31,575      30,965
------------------------------------------------------------------------------------------------

Cash Flows. For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and financial instruments with a maturity of three months or less, but exclude funds held in trust from the issuance of industrial development revenue bonds (IDRB).

NOTE 2. UTILITY PLANT
Net utility plant as of December 31, 2001 and 2000 was as follows (thousands of dollars):

DECEMBER 31                                                             2001            2000
--------------------------------------------------------------------------------------------
Gas plant:
 Storage                                                          $    3,992      $    3,927
 Transmission                                                        187,393         183,842
 Distribution                                                      2,104,006       1,920,357
 General                                                             188,998         188,686
 Other                                                                77,548          72,885
--------------------------------------------------------------------------------------------
                                                                   2,561,937       2,369,697
Less: accumulated depreciation                                      (789,751)       (728,466)
Acquisition adjustments, net                                           2,894           3,124
Construction work in progress                                         50,491          41,727
--------------------------------------------------------------------------------------------
 Net utility plant                                                $1,825,571      $1,686,082
============================================================================================

Depreciation and amortization expense on gas plant was $102 million in 2001, $92.4 million in 2000, and $85.6 million in 1999.

 54 Southwest Gas Corporation

Leases and Rentals. Southwest leases the liquefied natural gas (LNG) facilities on its northern Nevada system, a portion of its corporate headquarters office complex in Las Vegas, and its administrative offices in Phoenix. The leases provide for current terms which expire in 2003, 2017, and 2009, respectively, with optional renewal terms available at the expiration dates. The final rental payments for the LNG facilities are $6.7 million due in 2002 with the lease expiring in January 2003. The rental payments for the corporate headquarters office complex are $1.8 million in 2002, $1.9 million in 2003, $2 million in each of the years 2004 through 2006, and $22.3 million cumulatively thereafter. The rental payments for the Phoenix administrative offices are $1.3 million for each of the years 2002 and 2003, $1.4 million in 2004, $1.5 million for each of the years 2005 and 2006, and $4 million cumulatively thereafter. In addition to the above, the Company leases certain office and construction equipment. The majority of these leases are short-term. These leases are accounted for as operating leases, and for the gas segment are treated as such for regulatory purposes. Rentals included in operating expenses for all operating leases were $28 million in 2001, $25.7 million in 2000, and $24.7 million in 1999. These amounts include Northern lease expenses of approximately $12.6 million in 2001, $9.2 million in 2000, and $8.4 million in 1999 for various short-term leases of equipment and temporary office sites.

The following is a schedule of future minimum lease payments for noncancellable operating leases (with initial or remaining terms in excess of one year) as of December 31, 2001 (thousands of dollars):

YEAR ENDING DECEMBER 31
-------------------------------------------------------------------------
2002                                                              $12,101
2003                                                                4,891
2004                                                                4,540
2005                                                                4,265
2006                                                                3,837
Thereafter                                                         26,689
-------------------------------------------------------------------------
Total minimum lease payments                                      $56,323
=========================================================================

NOTE 3. RECEIVABLES AND RELATED ALLOWANCES
Business activity with respect to gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. At December 31, 2001, the gas utility customer accounts receivable balance was $124 million. Approximately 56 percent of the gas utility customers were in Arizona, 35 percent in Nevada, and 9 percent in California. Although the Company seeks to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on overdue accounts, some accounts are ultimately not collected. Provisions for uncollectible accounts are recorded

                                                   Southwest Gas Corporation  55

monthly, as needed, and are included in the ratemaking process as a cost of service. Activity in the allowance for uncollectibles is summarized as follows (thousands of dollars):

                                                                      ALLOWANCE FOR
                                                                     UNCOLLECTIBLES
-----------------------------------------------------------------------------------
Balance, December 31, 1998                                        $           1,345
 Additions charged to expense                                                 1,897
 Accounts written off, less recoveries                                       (1,512)
-----------------------------------------------------------------------------------
Balance, December 31, 1999                                                    1,730
 Additions charged to expense                                                 1,036
 Accounts written off, less recoveries                                       (1,202)
-----------------------------------------------------------------------------------
Balance, December 31, 2000                                                    1,564
 Additions charged to expense                                                 3,874
 Accounts written off, less recoveries                                       (3,567)
-----------------------------------------------------------------------------------
Balance, December 31, 2001                                        $           1,871
===================================================================================

NOTE 4. REGULATORY ASSETS AND LIABILITIES
Natural gas operations are subject to the regulation of the Arizona Corporation Commission (ACC), the Public Utilities Commission of Nevada (PUCN), the California Public Utilities Commission (CPUC), and the Federal Energy Regulatory Commission (FERC). Company accounting policies conform to generally accepted accounting principles applicable to rate-regulated enterprises, principally SFAS No. 71, and reflect the effects of the ratemaking process. SFAS No. 71 allows for the deferral as regulatory assets, costs that otherwise would have been expensed if it is probable future recovery from customers will occur. If rate recovery is no longer probable, due to competition or the actions of regulators, Southwest would be required to write off the related regulatory asset.

The following table represents existing regulatory assets and liabilities (thousands of dollars):

DECEMBER 31                                                           2001          2000
----------------------------------------------------------------------------------------
Regulatory assets:
 Deferred purchased gas costs                                     $ 83,501      $ 92,064
 Accrued purchased gas costs*                                            -        56,400
 SFAS No. 109 - Income taxes, net                                    4,434         5,365
 Unamortized premium on reacquired debt                             13,607        14,516
 Other                                                              29,063        25,169
----------------------------------------------------------------------------------------
                                                                   130,605       193,514
Regulatory liabilities                                                (342)       (1,587)
----------------------------------------------------------------------------------------
Net regulatory assets                                             $130,263      $191,927
========================================================================================

* Included in Prepaids and other current assets on the Consolidated Balance
  Sheet.

 56 Southwest Gas Corporation

NOTE 5. PREFERRED SECURITIES
Preferred Securities of Southwest Gas Capital I. In October 1995, Southwest Gas Capital I (the Trust), a consolidated wholly owned subsidiary of the Company, issued $60 million of 9.125% Trust Originated Preferred Securities (the Preferred Securities). In connection with the Trust issuance of the Preferred Securities and the related purchase by the Company of all of the Trust common securities (the Common Securities), the Company issued to the Trust $61.8 million principal amount of its 9.125% Subordinated Deferrable Interest Notes, due 2025 (the Subordinated Notes). The sole assets of the Trust are and will be the Subordinated Notes. The interest and other payment dates on the Subordinated Notes correspond to the distribution and other payment dates on the Preferred Securities and Common Securities. Under certain circumstances, the Subordinated Notes may be distributed to the holders of the Preferred Securities and holders of the Common Securities in liquidation of the Trust. The Subordinated Notes became redeemable at the option of the Company on December 31, 2000, and may be redeemed at any time at a redemption price of $25 per Subordinated Note plus accrued and unpaid interest. In the event that the Subordinated Notes are repaid, the Preferred Securities and the Common Securities will be redeemed on a pro rata basis at $25 per Preferred Security and Common Security plus accumulated and unpaid distributions. Company obligations under the Subordinated Notes, the Declaration of Trust (the agreement under which the Trust was formed), the guarantee of payment of certain distributions, redemption payments and liquidation payments with respect to the Preferred Securities to the extent the Trust has funds available therefore and the indenture governing the Subordinated Notes, including the Company agreement pursuant to such indenture to pay all fees and expenses of the Trust, other than with respect to the Preferred Securities and Common Securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities. As of December 31, 2001, 2.4 million Preferred Securities were outstanding.

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

                                                   Southwest Gas Corporation  57

NOTE 6. LONG-TERM DEBT

                                                                  2001                         2000
                                                        ------------------------      ----------------------
                                                          CARRYING        MARKET      CARRYING        MARKET
DECEMBER 31                                                 AMOUNT         VALUE        AMOUNT         VALUE
------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Debentures:
 9 3/4% Series F, due 2002                              $  100,000      $102,868      $100,000      $103,855
 7 1/2% Series, due 2006                                    75,000        79,277        75,000        76,939
 8% Series, due 2026                                        75,000        78,343        75,000        74,139
 Notes, 8.375%, due 2011                                   200,000       218,794             -             -
 Medium-term notes, 7.59% series, due 2017                  25,000        25,555        25,000        24,263
 Medium-term notes, 7.75% series, due 2005                  25,000        26,812        25,000        25,607
 Medium-term notes, 7.78% series, due 2022                  25,000        25,124        25,000        23,793
 Medium-term notes, 7.92% series, due 2027                  25,000        25,327        25,000        23,945
 Medium-term notes, 6.89% series, due 2007                  17,500        17,973        17,500        17,006
 Medium-term notes, 6.76% series, due 2027                   7,500         6,813         7,500         6,254
 Medium-term notes, 6.27% series, due 2008                  25,000        24,865        25,000        23,318
 Unamortized discount                                       (5,103)            -        (2,872)            -
------------------------------------------------------------------------------------------------------------
                                                           594,897                     397,128
------------------------------------------------------------------------------------------------------------
Revolving credit facility                                  200,000       200,000       200,000       200,000
------------------------------------------------------------------------------------------------------------
Industrial development revenue bonds:
 Variable-rate bonds:
   Tax-exempt Series A, due 2028                            50,000        50,000        50,000        50,000
   Taxable Series B, due 2038                                    -             -         8,270         8,270
   Less: funds held in trust                                     -             -        (3,645)            -
------------------------------------------------------------------------------------------------------------
                                                            50,000                      54,625
------------------------------------------------------------------------------------------------------------
 Fixed-rate bonds:
   7.30% 1992 Series A, due 2027                            30,000        30,900        30,000        31,116
   7.50% 1992 Series B, due 2032                           100,000       103,000       100,000       103,861
   6.50% 1993 Series A, due 2033                            75,000        75,000        75,000        73,988
   6.10% 1999 Series A, due 2038                            12,410        13,310        12,410        13,270
   5.95% 1999 Series C, due 2038                            14,320        15,287        14,320        14,985
   5.55% 1999 Series D, due 2038                             8,270         8,311             -             -
   Unamortized discount                                     (3,276)            -        (3,384)            -
------------------------------------------------------------------------------------------------------------
                                                           236,724                     228,346
------------------------------------------------------------------------------------------------------------
Other                                                       22,371             -        24,457             -
------------------------------------------------------------------------------------------------------------
                                                         1,103,992                     904,556
Less: current maturities                                  (307,641)                     (8,139)
------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                 $  796,351                    $896,417
============================================================================================================

 58 Southwest Gas Corporation

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

The interest rate on the taxable variable-rate IDRBs averaged 5.32 percent in 2001 and 7.01 percent in 2000. The interest rate on the tax-exempt variable-rate IDRBs averaged 3.81 percent in 2001 and 4.66 percent in 2000. The rates for the variable-rate IDRBs are established on a weekly basis. The Company has the option to convert from the current weekly rates to daily rates, term rates, or variable-term rates.

The fair value of the revolving credit facility approximates carrying value. Market values for the debentures and fixed-rate IDRBs were determined based on dealer quotes using trading records for December 31, 2001 and 2000, as applicable, and other secondary sources which are customarily consulted for data of this kind. The carrying values of variable-rate IDRBs were used as estimates of fair value based upon the variable interest rates of the bonds.

In June 2002, the $350 million revolving credit facility, of which $200 million is designated as long-term debt, and the $100 million Series F debentures will mature. The Company intends to refinance the long-term portion of the revolving credit agreement and the Series F debentures on a long-term basis but no firm agreements are in place at this time. The timing, types, and amounts of these external financings will be dependent on conditions in the capital markets. Estimated maturities of long-term debt for the next five years are $308 million, $6.2 million, $6.2 million, $27.3 million, and $75 million, respectively.

NOTE 7. SHORT-TERM DEBT
As discussed in Note 6, a portion of the $350 million revolving credit facility is designated as short-term debt. This facility expires in June 2002. Short-term borrowings were $93 million and $131 million at December 31, 2001 and 2000, respectively. The weighted-average interest rates on these borrowings were 2.47 percent for 2001 and 7.12 percent for 2000.

In November 2000, the Company obtained another $75 million revolving credit facility, bearing interest at either the LIBOR plus or minus a competitive margin, or the greater of the prime rate or one half of one percent plus the Federal Funds rate. This revolving credit agreement expired in November 2001 and was not renewed.

NOTE 8. COMMITMENTS AND CONTINGENCIES
Legal and Regulatory Proceedings. In connection with an attempted merger and subsequent termination, the Company is a party to various legal proceedings. The Company has also been named as defendant in other miscellaneous legal proceedings. The Company is a party to various regulatory proceedings. The ultimate dispositions of these proceedings are not presently determinable; however, it is the opinion of management that no litigation or regulatory proceeding to which the Company is subject will have a material adverse impact on its financial position or results of operations.

                                                   Southwest Gas Corporation  59

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

                                                                 QUALIFIED
                                                              RETIREMENT PLAN                   PBOP
                                                           ----------------------      ----------------------
                                                               2001          2000          2001          2000
-------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligation for service rendered to date at
 beginning of year (PBO/APBO)                              $262,981      $236,618      $ 26,245      $ 24,882
Service cost                                                 11,057        10,455           591           558
Interest cost                                                18,805        16,919         1,856         1,762
Actuarial loss (gain)                                         2,403         5,489           812           193
Benefits paid                                                (7,200)       (6,500)       (1,300)       (1,150)
-------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year (PBO/APBO)               $288,046      $262,981      $ 28,204      $ 26,245
=============================================================================================================
CHANGE IN PLAN ASSETS
Market value of plan assets at beginning of year           $281,280      $271,880      $ 10,958      $  8,946
Actual return on plan assets                                     23        15,900           218           559
Employer contributions                                            -             -         1,226         1,453
Benefits paid                                                (7,200)       (6,500)            -             -
-------------------------------------------------------------------------------------------------------------
Market value of plan assets at end of year                 $274,103      $281,280      $ 12,402      $ 10,958
=============================================================================================================
Funded status                                              $(13,943)     $ 18,299      $(15,802)     $(15,287)
Unrecognized net actuarial loss (gain)                      (10,698)      (39,029)        2,367           513
Unrecognized transition obligation (2004/2012)                1,632         2,469         9,537        10,404
Unrecognized prior service cost                                 123           180             -             -
-------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                             $(22,886)     $(18,081)     $ (3,898)     $ (4,370)
=============================================================================================================
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31,
Discount rate                                                  7.25%         7.25%         7.25%         7.25%
Expected return on plan assets                                 9.25%         9.00%         9.25%         9.00%
Rate of compensation increase                                  4.75%         4.75%         4.75%         4.75%
=============================================================================================================

For PBOP measurement purposes, a 5.5 percent annual rate of increase in the per capita cost of covered health care benefits is assumed for 2002. The rate is assumed to decrease one-half of one percent in 2003, at which time the average annual increase is projected to be five percent. The Company makes fixed contributions for health care benefits of employees who retire after 1988, but pays up to 100 percent of covered health care costs for employees

 60 Southwest Gas Corporation
who retired prior to 1989. The assumed annual rate of increase noted above applies to the benefit obligations of pre-1989 retirees only.

COMPONENTS OF NET PERIODIC BENEFIT COST

                                                      QUALIFIED
                                                   RETIREMENT PLAN                              PBOP
                                         ------------------------------------      -------------------------------
                                             2001          2000          1999         2001        2000        1999
------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)
Service cost                             $ 11,057      $ 10,455      $  9,976      $   591      $  558      $  572
Interest cost                              18,805        16,919        15,406        1,856       1,762       1,643
Expected return on plan assets            (25,383)      (22,681)      (20,266)      (1,073)       (858)       (664)
Amortization of prior service costs            57            57            58            -           -           -
Amortization of unrecognized
  transition obligation                       837           837           837          867         867         867
Amortization of net (gain) loss              (568)         (694)            -            -           -           -
------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                $  4,805      $  4,893      $  6,011      $ 2,241      $2,329      $2,418
==================================================================================================================

In addition to the qualified retirement plan, Southwest has a separate unfunded supplemental retirement plan which is limited to officers. The plan is noncontributory with defined benefits. Plan costs were $2.9 million in 2001, $2.2 million in 2000, and $2 million in 1999. The accumulated benefit obligation of the plan was $20.6 million at December 31, 2001.

The Employees' Investment Plan provides for purchases of Company common stock or certain other investments by eligible Southwest employees through deductions of a percentage of base compensation, subject to IRS limitations. Southwest matches one-half of amounts deferred. The maximum Company contribution is three percent of an employee's annual compensation. The cost of the plan was $3 million in 2001, $3 million in 2000, and $2.8 million in 1999. Northern has a separate plan, the cost and liability for which are not significant.

Southwest has a deferred compensation plan for all officers and members of the Board of Directors. The plan provides the opportunity to defer up to 100 percent of annual cash compensation. Southwest matches one-half of amounts deferred by officers. The maximum Company contribution is three percent of an officer's annual salary. Payments of compensation deferred, plus interest, are made in equal monthly installments over 5, 10, 15, or 20 years, as elected by the participant. Deferred compensation earns interest at a rate determined each January. The interest rate equals 150 percent of Moody's Seasoned Corporate Bond Index.

At December 31, 2001, the Company had two stock-based compensation plans. These plans are accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." In connection with the stock-based compensation plans, the Company recognized compensation expense of $3.1 million in 2001, $970,000 in 2000, and $2.2 million in 1999. Had compensation cost been determined based

                                                   Southwest Gas Corporation  61

on the fair value of the awards at the grant dates, net income and earnings per share would have reflected the pro forma amounts indicated below (thousands of dollars, except per share amounts):

                                                                     2001         2000         1999
---------------------------------------------------------------------------------------------------
Net income:
 As reported                                                      $37,156      $38,311      $39,310
 Pro forma                                                         36,813       37,959       38,995
Basic earnings per share:
 As reported                                                         1.16         1.22         1.28
 Pro forma                                                           1.15         1.21         1.27
---------------------------------------------------------------------------------------------------

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

                                                                    2001               2000               1999
--------------------------------------------------------------------------------------------------------------
Dividend yield                                                      3.60%              3.90%              4.62%
Risk-free interest rate range                               2.17 to 3.82%      4.74 to 4.86%      4.91 to 5.76%
Expected volatility range                                       22 to 27%          25 to 30%          22 to 28%
Expected life                                               1 to 3 years       1 to 3 years       1 to 3 years
--------------------------------------------------------------------------------------------------------------

The following tables summarize Company stock option plan activity and related information (thousands of options):

                                           2001                              2000                              1999
                               ----------------------------      ----------------------------      ----------------------------
                                                  WEIGHTED-                         WEIGHTED-                         WEIGHTED-
                                                    AVERAGE                           AVERAGE                           AVERAGE
                                     NUMBER        EXERCISE            NUMBER        EXERCISE            NUMBER        EXERCISE
                                 OF OPTIONS           PRICE        OF OPTIONS           PRICE        OF OPTIONS           PRICE
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at the
 beginning of the year                  990      $    18.94               704      $    19.32               587      $    17.38
 Granted during the year                317           23.23               297           17.96               118           28.91
 Exercised during the
   year                                (184)          15.07                (7)          15.80                (1)          15.00
 Forfeited during the
   year                                   -               -                (4)          17.94                 -               -
 Expired during the year                  -               -                 -               -                 -               -
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at year end               1,123      $    20.79               990      $    18.94               704      $    19.32
===============================================================================================================================
Exercisable at year end                 597      $    21.00               591      $    24.18               481      $    17.77
===============================================================================================================================

The weighted-average grant-date fair value of options granted was $2.81 for 2001, $2.51 for 2000, and $4.34 for 1999. The exercise prices for the options outstanding range from $15.00 to $28.94. On December 31, 2001, the options outstanding had a weighted-average remaining contractual life of approximately
7.6 years.

 62 Southwest Gas Corporation

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

YEAR ENDED DECEMBER 31                                                2001          2000          1999
------------------------------------------------------------------------------------------------------
Nonvested performance shares at beginning of year                      237           193           172
Performance shares granted                                             142           111            83
Performance shares forfeited                                             -            (6)           (1)
Shares vested and issued                                               (65)          (61)          (61)
------------------------------------------------------------------------------------------------------
Nonvested performance shares at end of year                            314           237           193
======================================================================================================
Average grant date fair value of award                            $  19.91      $  21.63      $  26.63
======================================================================================================

NOTE 10. INCOME TAXES
Income tax expense (benefit) consists of the following (thousands of dollars):

YEAR ENDED DECEMBER 31                                                2001          2000          1999
------------------------------------------------------------------------------------------------------
Current:
 Federal                                                          $ 27,750      $(60,628)     $ 33,152
 State                                                               2,078        (7,465)        6,736
------------------------------------------------------------------------------------------------------
                                                                    29,828       (68,093)       39,888
------------------------------------------------------------------------------------------------------
Deferred:
 Federal                                                            (9,902)       76,334       (15,126)
 State                                                                (341)        5,387        (3,117)
------------------------------------------------------------------------------------------------------
                                                                   (10,243)       81,721       (18,243)
------------------------------------------------------------------------------------------------------
 Total income tax expense                                         $ 19,585      $ 13,628      $ 21,645
======================================================================================================

Deferred income tax expense consists of the following significant components (thousands of dollars):

YEAR ENDED DECEMBER 31                                                2001          2000          1999
------------------------------------------------------------------------------------------------------
Deferred federal and state:
 Property-related items                                           $ 19,560      $ 28,184      $ 11,405
 Purchased gas cost adjustments                                    (26,975)       56,321       (19,201)
 Employee benefits                                                  (2,121)       (3,687)       (5,816)
 Merger costs                                                            -         1,822        (1,822)
 All other deferred                                                    161           (51)       (1,941)
------------------------------------------------------------------------------------------------------
   Total deferred federal and state                                 (9,375)       82,589       (17,375)
Deferred ITC, net                                                     (868)         (868)         (868)
------------------------------------------------------------------------------------------------------
 Total deferred income tax expense                                $(10,243)     $ 81,721      $(18,243)
======================================================================================================

                                                   Southwest Gas Corporation  63

The consolidated effective income tax rate for the period ended December 31, 2001 and the two prior periods differs from the federal statutory income tax rate. The sources of these differences and the effect of each are summarized as follows:

YEAR ENDED DECEMBER 31                                                2001         2000          1999
-----------------------------------------------------------------------------------------------------
Federal statutory income tax rate                                     35.0%        35.0%         35.0%
 Net state tax liability                                               3.2          2.9           3.0
 Property-related items                                                1.5          1.7           1.4
 Effect of closed tax years and resolved issues                       (4.4)       (11.6)         (1.8)
 Tax credits                                                          (1.5)        (1.7)         (1.4)
 Tax exempt interest                                                     -         (0.3)         (0.3)
 Corporate owned life insurance                                       (0.5)        (0.8)         (1.0)
 All other differences                                                 1.2          1.0           0.6
-----------------------------------------------------------------------------------------------------
Consolidated effective income tax rate                                34.5%        26.2%         35.5%
=====================================================================================================

Deferred tax assets and liabilities consist of the following (thousands of dollars):

DECEMBER 31                                                           2001          2000
----------------------------------------------------------------------------------------
Deferred tax assets:
 Deferred income taxes for future amortization of ITC             $  9,280      $  9,826
 Employee benefits                                                  23,214        21,093
 Other                                                               6,601         5,115
 Valuation allowance                                                     -             -
----------------------------------------------------------------------------------------
                                                                    39,095        36,034
----------------------------------------------------------------------------------------
Deferred tax liabilities:
 Property-related items, including accelerated depreciation        208,285       188,725
 Regulatory balancing accounts                                      33,436        60,411
 Property-related items previously flowed through                   13,713        15,192
 Unamortized ITC                                                    14,668        15,536
 Debt-related costs                                                  4,792         5,104
 Other                                                               6,159         4,199
----------------------------------------------------------------------------------------
                                                                   281,053       289,167
----------------------------------------------------------------------------------------
Net deferred tax liabilities                                      $241,958      $253,133
========================================================================================
Current                                                           $ 24,154      $ 48,965
Noncurrent                                                         217,804       204,168
----------------------------------------------------------------------------------------
Net deferred tax liabilities                                      $241,958      $253,133
========================================================================================

 64 Southwest Gas Corporation

NOTE 11. SEGMENT INFORMATION
Company operating segments are determined based on the nature of their activities. The natural gas operations segment is engaged in the business of purchasing, transporting, and distributing natural gas. Revenues are generated from the sale and transportation of natural gas. The construction services segment is engaged in the business of providing utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

The accounting policies of the reported segments are the same as those described within Note 1 - Summary of Significant Accounting Policies. Northern accounts for the services provided to Southwest at contractual (market) prices. At December 31, 2001 and 2000, consolidated accounts receivable included $4.3 million and $5.2 million, respectively, which were not eliminated during consolidation.

The financial information pertaining to the natural gas operations and construction services segments for each of the three years in the period ended December 31, 2001, is as follows (thousands of dollars):

                                                         GAS        CONSTRUCTION
2001                                              OPERATIONS            SERVICES        ADJUSTMENTS           TOTAL
-------------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers              $1,193,102      $      135,655                         $1,328,757
Intersegment sales                                         -              67,931                             67,931
-------------------------------------------------------------------------------------------------------------------
 Total                                            $1,193,102      $      203,586                         $1,396,688
===================================================================================================================
Interest expense                                  $   78,746      $        1,985                         $   80,731
===================================================================================================================
Depreciation and amortization                     $  104,498      $       13,950                         $  118,448
===================================================================================================================
Income tax expense                                $   16,098      $        3,487                         $   19,585
===================================================================================================================
Segment income                                    $   32,626      $        4,530                         $   37,156
===================================================================================================================
Segment assets                                    $2,289,111      $       83,228      $      (2,727)     $2,369,612
===================================================================================================================
Capital expenditures                              $  248,352      $       17,228                         $  265,580
===================================================================================================================

                                                         GAS        CONSTRUCTION
2000                                              OPERATIONS            SERVICES        ADJUSTMENTS           TOTAL
-------------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers              $  870,711      $      107,686                         $  978,397
Intersegment sales                                         -              55,690                             55,690
-------------------------------------------------------------------------------------------------------------------
 Total                                            $  870,711      $      163,376                         $1,034,087
===================================================================================================================
Interest expense                                  $   68,892      $        1,779                         $   70,671
===================================================================================================================
Depreciation and amortization                     $   94,689      $       11,951                         $  106,640
===================================================================================================================
Income tax expense                                $   10,277      $        3,351                         $   13,628
===================================================================================================================
Segment income                                    $   33,908      $        4,403                         $   38,311
===================================================================================================================
Segment assets                                    $2,154,641      $       79,790      $      (2,094)     $2,232,337
===================================================================================================================
Capital expenditures                              $  205,161      $       18,079                         $  223,240
===================================================================================================================

                                                   Southwest Gas Corporation  65

                                                         GAS        CONSTRUCTION
1999                                              OPERATIONS            SERVICES        ADJUSTMENTS           TOTAL
-------------------------------------------------------------------------------------------------------------------
Revenues from unaffiliated customers              $  791,155      $       95,744                         $  886,899
Intersegment sales                                         -              49,967                             49,967
-------------------------------------------------------------------------------------------------------------------
 Total                                            $  791,155      $      145,711                         $  936,866
===================================================================================================================
Interest expense                                  $   61,597      $        1,605                         $   63,202
===================================================================================================================
Depreciation and amortization                     $   88,254      $       10,271                         $   98,525
===================================================================================================================
Income tax expense                                $   18,532      $        3,113                         $   21,645
===================================================================================================================
Segment income                                    $   35,473      $        3,837                         $   39,310
===================================================================================================================
Segment assets                                    $1,855,114      $       68,630      $        (302)     $1,923,442
===================================================================================================================
Capital expenditures                              $  207,773      $       21,730                         $  229,503
===================================================================================================================

Construction services segment assets include deferred tax assets of $2.5 million in 2001, which were netted against gas operations segment deferred tax liabilities during consolidation. Construction services segment liabilities include taxes payable of $204,000 in 2001, which were netted against gas operations segment tax receivable during consolidation. Construction services segment assets include deferred tax assets of $2.1 million in 2000, which were netted against gas operations segment deferred tax liabilities during consolidation. Construction services segment assets include an income tax receivable of $302,000 in 1999, which was netted against gas operations segment accrued taxes during consolidation.

 66 Southwest Gas Corporation

NOTE 12. QUARTERLY FINANCIAL DATA (UNAUDITED)

QUARTER ENDED                                       MARCH 31       JUNE 30        SEPTEMBER 30        DECEMBER 31
-----------------------------------------------------------------------------------------------------------------
(Thousands of dollars, except per share amounts)
2001
Operating revenues                                  $487,498      $278,960      $      246,094      $     384,136
Operating income (loss)                               74,106         1,111              (4,597)            63,363
Net income (loss)                                     33,809       (11,140)            (16,488)            30,975
Basic earnings (loss) per common share*                 1.06         (0.35)              (0.51)              0.96
Diluted earnings (loss) per common share*               1.05         (0.35)              (0.51)              0.95
2000
Operating revenues                                  $296,815      $197,634      $      198,962      $     340,676
Operating income (loss)                               56,619         2,583              (4,197)            73,625
Net income (loss)                                     25,198        (9,729)             (9,680)            32,522
Basic earnings (loss) per common share*                 0.81         (0.31)              (0.31)              1.03
Diluted earnings (loss) per common share*               0.80         (0.31)              (0.31)              1.02
1999
Operating revenues                                  $308,025      $200,292      $      166,289      $     262,260
Operating income (loss)                               62,725        11,530              (2,904)            59,861
Net income (loss)                                     28,266        (3,596)            (14,188)            28,828
Basic earnings (loss) per common share*                 0.93         (0.12)              (0.46)              0.93
Diluted earnings (loss) per common share*               0.92         (0.12)              (0.46)              0.93
=================================================================================================================

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

                                                   Southwest Gas Corporation  67
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
Southwest Gas Corporation:

We have audited the accompanying consolidated balance sheets of Southwest Gas Corporation (a California corporation) and its subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Gas Corporation and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 8, 2002

 68 Southwest Gas Corporation
SHAREHOLDER INFORMATION

STOCK LISTING INFORMATION
Southwest Gas Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol "SWX." Quotes may be obtained in daily financial newspapers or some local newspapers where it is listed under "SoWestGas."

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on May 9, 2002 at 10:00 a.m. at the Rio Suites Hotel and Casino, I-15 and Flamingo Road, Las Vegas, Nevada.

DIVIDEND REINVESTMENT
AND STOCK PURCHASE PLAN
The Southwest Gas Corporation Dividend Reinvestment and Stock Purchase Plan (DRSPP) provides common shareholders, customers, employees and residents of Arizona, California and Nevada with a simple and convenient method of investing cash dividends in additional shares of Company stock without payment of any brokerage commission.

The DRSPP features include:
Initial investments of $100, up to $100,000 annually
Automatic investing
No commissions on purchases
Safekeeping for common stock certificates

For more information contact: Shareholder Services, Southwest Gas Corporation,
P. O. Box 98511, Las Vegas, NV 89193-8511 or call (702) 876-7280.

DIVIDENDS
Dividends on common stock are declared quarterly by the Board of Directors. As a general rule, they are payable on the first day of March, June, September and December.

INVESTOR RELATIONS
Southwest Gas Corporation is committed to providing relevant and complete investment information to shareholders, individual investors and members of the investment community. Additional copies of the Company's 2001 Annual Report on Form 10-K, without exhibits, as filed with the Securities and Exchange Commission may be obtained upon request free of charge. Additional financial information may be obtained by contacting Ken Kenny, Investor Relations, Southwest Gas Corporation, P. O. Box 98510, Las Vegas, NV 89193-8510 or by calling (702) 876-7237.

Southwest Gas Corporation information is also available on the Internet at www.swgas.com. For non-financial information, please call (702) 876-7011.

TRANSFER AGENT
Shareholder Services
Southwest Gas Corporation
P. O. Box 98511
Las Vegas, NV 89193-8511

REGISTRAR
Southwest Gas Corporation
P. O. Box 98510
Las Vegas, NV 89193-8510

AUDITORS
Arthur Andersen LLP
3773 Howard Hughes Pkwy
Suite 500 South
Las Vegas, Nevada 89109