Form 10-K, Exhibit 13
period 2002-12-31
SOUTHWEST GAS CORP
filed 2003-03-28
CIK 92416

Exhibit 13

Financial Information

Consolidated Selected Financial Statistics	40

Natural Gas Operations	41

Management’s Discussion and Analysis	42

Consolidated Balance Sheets	58

Consolidated Statements of Income	60

Consolidated Statements of Cash Flows	61

Consolidated Statements of Stockholders’ Equity	62

Notes to Consolidated Financial Statements	63

Report of Independent Accountants	84

Consolidated Selected Financial Statistics

YEAR ENDED DECEMBER 31,	2002	2001	2000	1999	1998

(thousands of dollars, except per share amounts)
Operating revenues	$1,320,909	$1,396,688	$1,034,087	$936,866	$917,309
Operating expenses	1,174,410	1,262,705	905,457	805,654	763,139

Operating income	$146,499	$133,983	$128,630	$131,212	$154,170

Net income	$43,965	$37,156	$38,311	$39,310	$47,537

Total assets at year end	$2,377,928	$2,369,612	$2,232,337	$1,923,442	$1,830,694

Capitalization at year end
Common equity	$596,167	$561,200	$533,467	$505,425	$476,400
Preferred securities	60,000	60,000	60,000	60,000	60,000
Long-term debt	1,092,148	796,351	896,417	859,291	812,906

	$1,748,315	$1,417,551	$1,489,884	$1,424,716	$1,349,306

Common stock data
Return on average common equity	7.5%	6.8%	7.4%	8.0%	11.0%
Earnings per share	$1.33	$1.16	$1.22	$1.28	$1.66
Diluted earnings per share	$1.32	$1.15	$1.21	$1.27	$1.65
Dividends paid per share	$0.82	$0.82	$0.82	$0.82	$0.82
Payout ratio	62%	71%	67%	64%	49%
Book value per share at year end	$17.91	$17.27	$16.82	$16.31	$15.67
Market value per share at year end	$23.45	$22.35	$21.88	$23.00	$26.63
Market value per share to book value per share	131%	129%	130%	141%	170%
Common shares outstanding at year end (000)	33,289	32,493	31,710	30,985	30,410
Number of common shareholders at year end	22,119	23,243	24,092	22,989	24,489

Ratio of earnings to fixed charges	1.68	1.59	1.60	1.78	2.08

Natural Gas Operations

YEAR ENDED DECEMBER 31,	2002	2001	2000	1999	1998

(thousands of dollars)
Sales	$1,069,917	$1,149,918	$816,358	$740,900	$753,338
Transportation	45,983	43,184	54,353	50,255	46,259

Operating revenue	1,115,900	1,193,102	870,711	791,155	799,597
Net cost of gas sold	563,379	677,547	394,711	330,031	329,849

Operating margin	552,521	515,555	476,000	461,124	469,748

Expenses
Operations and maintenance	264,188	253,026	231,175	221,258	209,172
Depreciation and amortization	115,175	104,498	94,689	88,254	80,231
Taxes other than income taxes	34,565	32,780	29,819	27,610	31,646

Operating income	$138,593	$125,251	$120,317	$124,002	$148,699

Contribution to consolidated net income	$39,228	$32,626	$33,908	$35,473	$44,830

Total assets at year end	$2,290,407	$2,289,111	$2,154,641	$1,855,114	$1,772,418

Net gas plant at year end	$1,979,459	$1,825,571	$1,686,082	$1,581,102	$1,459,362

Construction expenditures and property additions	$263,576	$248,352	$205,161	$207,773	$179,361

Cash flow, net
From operating activities	$281,329	$103,848	$109,872	$165,220	$189,465
From investing activities	(243,373)	(246,462)	(203,325)	(207,024)	(176,731)
From financing activities	(49,187)	154,727	95,481	40,674	(12,632)

Net change in cash	$(11,231)	$12,113	$2,028	$(1,130)	$102

Total throughput (thousands of therms)
Sales	1,214,041	1,261,263	1,107,674	1,037,409	1,103,264
Transportation	1,325,149	1,268,203	1,482,700	1,186,859	1,001,372

Total throughput	2,539,190	2,529,466	2,590,374	2,224,268	2,104,636

Weighted average cost of gas purchased ($/therm)	$0.38	$0.55	$0.42	$0.28	$0.27
Customers at year end	1,455,000	1,397,000	1,337,000	1,274,000	1,209,000
Employees at year end	2,546	2,507	2,491	2,482	2,429
Degree days – actual	1,912	1,963	1,938	1,928	2,321
Degree days – ten-year average	1,963	1,970	1,991	2,031	2,043

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following discussion of Southwest Gas Corporation and subsidiaries (the Company) includes information related to regulated natural gas transmission and distribution activities and non-regulated activities.

The Company is comprised of two business segments: natural gas operations (Southwest or the natural gas operations segment) and construction services. Southwest is engaged in the business of purchasing, transporting, and distributing natural gas in portions of Arizona, Nevada, and California. Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of central and southern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor and transporter of natural gas in Nevada, serving the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area and the high desert and mountain areas in San Bernardino County.

As of December 31, 2002, Southwest had 1,455,000 residential, commercial, industrial, and other customers, of which 812,000 customers were located in Arizona, 511,000 in Nevada, and 132,000 in California. Residential and commercial customers represented over 99 percent of the total customer base. During 2002, Southwest added 58,000 customers, a four percent increase, of which 27,000 customers were added in Arizona, 26,000 in Nevada, and 5,000 in California. Customer growth over the past three years averaged nearly five percent annually. These additions are largely attributed to population growth in the service areas. Based on current commitments from builders, customer growth is expected to approximate four percent in 2003. During 2002, 56 percent of operating margin was earned in Arizona, 36 percent in Nevada, and 8 percent in California. During this same period, Southwest earned 83 percent of operating margin from residential and small commercial customers, 7 percent from other sales customers, and 10 percent from transportation customers. These patterns are expected to continue.

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

Southwest continues to experience significant customer growth. This growth has required significant capital outlays for new transmission and distribution plant, to keep up with consumer demand. During the three-year period ended December 31, 2002, total gas plant increased from $2.2 billion to $2.8 billion, or at an annual rate of eight percent. Customer growth was the primary reason for the plant increase as Southwest added 181,000 net new customers during the three-year period. Southwest expects that customer growth will approximate four percent in 2003.

During 2002, capital expenditures for the natural gas operations segment were $264 million. Approximately 66 percent of these current-period expenditures represented new construction and the balance represented costs associated with routine replacement of existing transmission, distribution, and general plant. The percentage related to replacement costs was higher, when compared to recent years, due, in large part, to the undertaking of pipeline replacement projects and the upgrading of Company-wide computer applications. Cash flows from operating activities of Southwest (net of dividends) provided $254 million of the required capital resources pertaining to total construction expenditures in 2002. The remainder was provided from external financing activities. Operating cash flows were favorably impacted by changes in the purchased gas adjustment (PGA) recovery rates resulting in the collection of previously deferred purchased gas costs from customers (totaling approximately $110 million) and general rate relief.

Asset Purchases and Sales

In January 2002, the Company sold all of its interests in undeveloped property located in northern Arizona. The property was originally acquired as a potential site for underground natural gas storage during the gas supply shortages of the 1970s, but was never developed. The sale resulted in a one-time pre-tax gain of $8.9 million, which was recognized in the first quarter of 2002.

In June 2002, the Company announced an agreement to purchase Black Mountain Gas Company (BMG), a gas utility serving Cave Creek and Page, Arizona. BMG has approximately 7,300 natural gas customers in a rapidly growing area north of Phoenix, Arizona. Regulatory approvals by the Arizona Corporation Commission (ACC) and the Securities and Exchange Commission (SEC) are needed to consummate the purchase, which is expected to be completed in the second quarter of 2003. The acquisition will be financed using existing credit facilities.

2002 Financing Activity

In May 2002, the Company issued $200 million in Senior Unsecured Notes, due 2012, bearing interest at 7.625%. The net proceeds from the sale of the Senior Unsecured Notes were used to redeem the $100 million 9¾% Debentures, Series F, in June 2002, and to reduce outstanding revolving credit loans.

In May 2002, the Company replaced the existing $350 million revolving credit facility that was to expire in June 2002 with a $125 million three-year facility and a $125 million 364-day facility. Of the total $250 million facility, $100 million is designated as long-term debt. Interest rates for the new facility are calculated at either London Interbank Offering Rate (LIBOR) plus or minus a competitive margin, or the greater of the prime rate or one-half of one percent plus the Federal Funds rate.

In October 2002, the Company entered into a $50 million commercial paper program. Any issuance under the commercial paper program would be supported by the Company’s current revolving credit facility and, therefore, does not represent new borrowing capacity. Any borrowing under the commercial paper program will be designated as long-term debt. Interest rates for the new program are calculated at the then current commercial paper rate.

In March 2002, the Job Creation and Worker Assistance Act of 2002 (Act) was signed into law. This Act provides a three-year, 30 percent “bonus” tax depreciation deduction for businesses. Southwest estimates the bonus depreciation deduction will reduce federal income taxes paid by approximately $50 million over its three-year term, including $40 million over the next two years (2003-2004).

2003 Construction Expenditures and Financing

Southwest estimates construction expenditures during the three-year period ending December 31, 2005 will be approximately $675 million. Of this amount, $240 million are expected to be incurred in 2003. During the three-year period, cash flow from operating activities (net of dividends) is estimated to fund approximately 75 percent of the gas operations total construction expenditures, including the impacts of the Act. The Company expects to raise $55 million to $60 million from its Dividend Reinvestment and Stock Purchase Plan (DRSPP). The remaining cash requirements are expected to be provided by other external financing sources. The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, growth levels in Southwest service areas, and earnings. These external financings may include the issuance of both debt and equity securities, bank and other short-term borrowings, and other forms of financing. Southwest has a total of $200 million in securities registered with the SEC which are available for future financing needs.

The Company is pursuing the issuance of $165 million of Clark County, Nevada Industrial Development Revenue Bonds (IDRBs). The net proceeds from the sale of the bonds will be used, in part, to refinance the $30 million 7.30% 1992 Series A, due 2027 and the $100 million 7.50% 1992 Series B, due 2032 fixed-rate IDRBs. The remainder of the proceeds will be used to finance construction expenditures in southern Nevada.

Off Balance Sheet Arrangements and Contractual Obligations

All Company debt is recorded on its balance sheets. The Company has long-term operating leases, which are described in Note 2 – Utility Plant of the Notes to Consolidated Financial Statements. No debt instruments have credit triggers or other clauses that result in default if Company bond ratings are lowered by rating agencies. Certain Company debt instruments contain customary leverage, net worth and other covenants, and securities ratings covenants that, if set in motion, would increase financing costs. To date, the Company has not incurred any increased financing costs as a result of these covenants. Estimated maturities of long-term debt for the next five years are provided in Note 6 – Long-Term Debt of the Notes to Consolidated Financial Statements.

The Company does not currently utilize stand-alone derivative instruments for speculative purposes or for hedging and does not have foreign currency exposure. None of the Company’s long-term financial instruments or other contracts are derivatives, or contain embedded derivatives with significant mark-to-market value. Southwest has fixed-price gas purchase contracts, which are considered normal purchases occurring in the ordinary course of business. These gas purchase contracts are entered into annually to mitigate market price volatility. During 2002, Southwest entered into approximately 50 fixed-price gas purchase contracts for the 2002/2003 supply portfolio period (November through October). These fixed-price gas purchase contracts were for approximately 55 million dekatherms, or approximately 50 percent, of the forecasted normal weather requirement for the 2002/2003 supply portfolio period. The purchase price for these contracts range from $2.67 to $4.82 per dekatherm.

The Company’s pension and related benefits plans utilize various assumptions which impact the expense and funding levels of these plans. The Company is lowering the expected rate of return on plan assets assumption for these plans from 9.25% to 8.95% for 2003. The lower rate of return reflects anticipated investment returns on a long-term basis considering asset mix and historical investment returns. This change, coupled with reductions in the discount rate and salary increase assumptions, will result in a $1.5 million increase in pension expense for 2003. In addition, pension plan funding is expected to increase from $5.1 million in 2002 to approximately $11.2 million in 2003. The increase is primarily due to lower-than-expected returns on plan assets during 2002.

Liquidity

Liquidity refers to the ability of an enterprise to generate adequate amounts of cash to meet its cash requirements. Several general factors that could significantly affect capital resources and liquidity in future years include inflation, growth in the economy, changes in income tax laws, changes in the ratemaking policies of regulatory commissions, interest rates, the level of natural gas prices, and the level of Company earnings.

The rate schedules in all of the service territories of Southwest contain PGA clauses which permit adjustments to rates as the cost of purchased gas changes. The PGA mechanism allows Southwest to change the gas cost component of the rates charged to its customers to reflect increases or decreases in the price expected to be paid to its suppliers and companies providing interstate pipeline transportation service. On an interim basis, Southwest generally defers over or under collections of gas costs to PGA balancing accounts. In addition, Southwest uses this mechanism to either refund amounts over-collected or recoup amounts under-collected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. At December 31, 2002, the combined balances in PGA accounts totaled an over-collection of $27 million versus an under-collection of $84 million at December 31, 2001. Recently approved PGA filings have reduced rates in Arizona and Nevada. See PGA Filings for more information on these and other PGA filings. Southwest utilizes short-term borrowings to temporarily finance under-collected PGA balances. Southwest has a total short-term borrowing capacity of $150 million (with $97 million available at December 31, 2002), which the Company believes is adequate to meet anticipated needs.

In Arizona, Southwest adjusts rates monthly for changes in purchased gas costs, within pre-established limits. In California, a monthly gas cost adjustment based on forecasted monthly prices is utilized. Monthly adjustments are designed to provide a more timely recovery of gas costs and to send appropriate pricing signals to customers. In Nevada, tariffs provide for annual adjustment dates for changes in purchased gas costs. In addition, Southwest may request to adjust rates more often, if conditions warrant. Filings to change rates in accordance with PGA clauses are subject to audit by state regulatory commission staffs. See Rates and Regulatory Proceedings for details of these filings.

PGA changes affect cash flows but have no direct impact on profit margin. In addition, since Southwest is permitted to accrue interest on PGA balances, the cost of incremental, PGA-related short-term borrowings will be offset, and there should be no material negative impact to earnings. However, gas cost deferrals and recoveries can impact comparisons between periods of individual income statement components. These include Gas operating revenues, Net cost of gas sold, Net interest deductions and Other income (deductions).

The Company has a common stock dividend policy which states that common stock dividends will be paid at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles. The quarterly common stock dividend was 20.5 cents per share throughout 2002. The dividend of 20.5 cents per share has been paid quarterly since September 1994.

In August 2002, the Company registered additional shares of common stock with the SEC for issuance under both the Employees’ Investment Plan and the DRSPP. The amounts of additional shares registered for each plan were 400,000 and 800,000, respectively.

Security Ratings

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

Since January 1997, Moody’s Investors Service, Inc. (Moody’s) has rated Company unsecured long-term debt at Baa2. Moody’s debt ratings range from Aaa (best quality) to C (lowest quality). Moody’s applies a Baa2 rating to obligations which are considered medium grade obligations (i.e., they are neither highly protected nor poorly secured).

The Company’s unsecured long-term debt rating from Fitch, Inc. (Fitch) is BBB. Fitch debt ratings range from AAA (highest credit quality) to D (defaulted debt obligation). The Fitch rating of BBB indicates a credit quality that is considered prudent for investment.

The Company’s unsecured long-term debt rating from Standard and Poor’s Ratings Services (S&P) is BBB-. S&P debt ratings range from AAA (highest rating possible) to D (obligation is in default). The S&P rating of BBB- indicates the debt is regarded as having an adequate capacity to pay interest and repay principal.

A securities rating is not a recommendation to buy, sell, or hold a security and is subject to change or withdrawal at any time by the rating agency.

Inflation

Results of operations are impacted by inflation. Natural gas, labor, and construction costs are the categories most significantly impacted by inflation. Changes to cost of gas are generally recovered through PGA mechanisms and do not significantly impact net earnings. Labor is a component of the cost of service, and construction costs are the primary component of rate base. In order to recover increased costs, and earn a fair return on rate base, general rate cases are filed by Southwest, when deemed necessary, for review and approval by regulatory authorities. Regulatory lag, that is, the time between the date increased costs are incurred and the time such increases are recovered through the ratemaking process, can impact earnings. See Rates and Regulatory Proceedings for a discussion of recent rate case proceedings.

2003 Redemption of Shareholder Rights

In January 2003, the Company announced that the Board of Directors had undertaken a review of the Company’s Amended and Restated Rights Agreement and determined to redeem the rights associated therewith. The redemption price of $0.01 per right was paid on March 3, 2003 to shareholders of record as of February 18, 2003. As a result of this redemption, the shareholders will no longer be able to exercise such rights and, in the future, rights will no longer attach to issuances of the Company’s common stock.

CONSOLIDATED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31,	2002	2001	2000

(thousands of dollars, except per share amounts)

Contribution to net income
Natural gas operations	$39,228	$32,626	$33,908
Construction services	4,737	4,530	4,403

Net income	$43,965	$37,156	$38,311

Basic earnings per share
Natural gas operations	$1.19	$1.02	$1.08
Construction services	0.14	0.14	0.14

Consolidated	$1.33	$1.16	$1.22

See separate discussions at Results of Natural Gas Operations and Results of Construction Services. Average shares outstanding increased by 831,000 shares between 2002 and 2001, and 751,000 shares between 2001 and 2000, primarily resulting from continuing issuances under the DRSPP.

RESULTS OF NATURAL GAS OPERATIONS

YEAR ENDED DECEMBER 31,	2002	2001	2000

(thousands of dollars)
Gas operating revenues	$1,115,900	$1,193,102	$870,711
Net cost of gas sold	563,379	677,547	394,711

Operating margin	552,521	515,555	476,000
Operations and maintenance expense	264,188	253,026	231,175
Depreciation and amortization	115,175	104,498	94,689
Taxes other than income taxes	34,565	32,780	29,819

Operating income	138,593	125,251	120,317
Other income (expense)	3,108	7,694	(1,765)

Income before interest and income taxes	141,701	132,945	118,552
Net interest deductions	78,505	78,746	68,892
Preferred securities distributions	5,475	5,475	5,475
Income tax expense	18,493	16,098	10,277

Contribution to consolidated net income	$39,228	$32,626	$33,908

2002 vs. 2001

The gas segment contribution to consolidated net income for 2002 increased $6.6 million from 2001. Growth in operating margin was partially offset by higher operating costs and a decline in other income (expense).

Operating margin, defined as operating revenues less the cost of gas sold, increased $37 million, or seven percent, in 2002 as compared to 2001. The increase was a result of rate relief and customer growth, partially offset by the impacts of warm weather between periods. General rate relief granted during the fourth quarter of 2001, in both Arizona and Nevada, increased operating margin by $33 million. Southwest added 58,000 customers during the last 12 months, an increase of four percent. New customers contributed $20 million in incremental margin. Differences in heating demand caused by weather variations between periods and conservation resulted in a $16 million margin decrease. Warmer-than-normal temperatures were experienced during the second and fourth quarters of 2002, whereas during 2001, temperatures were relatively normal.

Operations and maintenance expense increased $11.2 million, or four percent, reflecting general increases in labor and maintenance costs, and incremental costs associated with servicing additional customers. Uncollectible expenses in 2002 were slightly below the amounts recorded in 2001 as natural gas prices have declined, lowering average customer bills.

Depreciation expense and general taxes increased $12.5 million, or nine percent, as a result of construction activities. Average gas plant in service increased $207 million, or eight percent, compared to the prior year. This was attributed to the continued expansion and upgrading of the gas system to accommodate customer growth.

Other income (expense) declined $4.6 million between years principally because of a $5 million decrease in interest income earned on the balance of deferred purchased gas costs. Significant components of the

2002 balance, which are not expected in the future, include: an $8.9 million gain on the sale of undeveloped property, $4 million of net merger-related litigation costs (see Merger-related Litigation Settlements for additional information), and $2.7 million of charges associated with the settlement of a regulatory issue in California.

Net interest deductions declined $241,000 between years. Strong cash flows during the first half of 2002, from the recovery of previously deferred purchased gas costs and general rate relief, mitigated the amount of incremental borrowings needed to finance construction expenditures. Declining interest rates on variable-rate debt instruments were also a contributing favorable factor.

During 2002, Southwest recognized $2.7 million of income tax benefits associated with state taxes, plant, and non-plant related items. In 2001, the resolution of state income tax issues resulted in a $2.5 million income tax benefit.

2001 vs. 2000

The gas segment contribution to consolidated net income for 2001 decreased $1.3 million from 2000. Growth in operating margin and improvement in other income (expense) was more than offset by higher operating and financing costs.

Operating margin increased $39.6 million, or eight percent, in 2001 as a result of customer growth, rate relief, and a return to normal weather. Southwest added 60,000 new customers during 2001. This customer growth, coupled with increased margin from electric generation and industrial customers, contributed $30 million in incremental margin. An additional $5.3 million of incremental margin was realized in 2001 from general rate relief. In Arizona, annualized rate relief of $21.6 million was granted effective November 2001. The Company expected the general rate increase in April 2001. This seven-month delay resulted in unrealized operating margin of approximately $15 million. In Nevada, annualized rate relief of $19.4 million was granted effective December 2001. The remainder of the net change in operating margin between periods was due to weather as average temperatures during 2001 were normal versus moderately warmer-than-normal average temperatures during 2000.

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

RATES AND REGULATORY PROCEEDINGS

Arizona General Rate Case. In May 2000, Southwest last filed a general rate application with the ACC for its Arizona rate jurisdiction. The ACC authorized Southwest to increase rates by $21.6 million, or five percent, annually, effective November 2001. Approximately $16.8 million of the increase was reflected in 2002 operating margin. Currently, Southwest has no plans to file a general rate case during 2003.

Nevada General Rate Cases. In July 2001, Southwest filed general rate applications with the Public Utilities Commission of Nevada (PUCN) for its southern Nevada and northern Nevada rate jurisdictions. In November 2001, Southwest received approval from the PUCN to increase rates by $13.5 million, or five percent, annually in southern Nevada and $5.9 million, or five percent, annually in northern Nevada effective December 2001. In January 2002, the PUCN settled several open issues in the case regarding rate design. Changes included increasing the residential basic service charge by $2.00 per month in both jurisdictions, which should improve revenue stability in Nevada. The changes were effective February 2002 and did not impact the amount of rate relief granted. Overall, approximately $16 million of the increase was reflected in 2002 operating margin. Southwest has no current plans to file a general rate case in 2003.

California General Rate Cases. In February 2002, Southwest filed general rate applications with the California Public Utilities Commission (CPUC) for its northern and southern California jurisdictions. The applications sought annual increases over a five-year rate case cycle with a cumulative total of $6.3 million in northern California and $17.2 million in southern California.

In July 2002, the Office of Ratepayer Advocates (ORA) filed testimony in the rate case recommending significant reductions to the rate increases sought by Southwest. The ORA did concur with the majority of the Southwest rate design proposals including a margin tracking mechanism to mitigate weather-related and other usage variations. At the hearing that was held in August 2002, Southwest modified its proposal from a five-year to a three-year rate case cycle and accordingly reduced its cumulative request to $4.8 million in northern California and $10.7 million in southern California. For 2003, the amounts requested were reduced to $2.6 million in northern California and $5.7 million in southern California. A decision is expected during the summer of 2003, with rates to become effective in the second half of 2003. The last general rate increases received in California were January 1998 in northern California and January 1995 in southern California.

FERC Jurisdiction. In July 1996, Paiute Pipeline Company, a wholly owned subsidiary of the Company, filed its most recent general rate case with the Federal Energy Regulatory Commission (FERC). The FERC authorized a general rate increase effective January 1997. Currently, Paiute has no plans to file a general rate case during 2003.

PGA FILINGS

Arizona PGA Filings. In Arizona, Southwest adjusts rates monthly for changes in purchased gas costs, within pre-established limits. In January 2002, Southwest filed an advice letter with the ACC to eliminate a temporary rate adjustment surcharge, which was otherwise set to expire at the end of the second quarter of 2002. This action was taken in recognition of moderating gas costs and projections of PGA balancing account activity. The filing was approved effective February 2002 and reduces revenues by $31.9 million annually.

In October 2002, Southwest submitted a PGA filing to the ACC to reduce rates based on an over-collected PGA balance at August 2002 of $18.8 million. The ACC approved the rate reduction as filed with new rates effective November 2002. At December 31, 2002, Southwest had an over-recovered PGA balance of $24 million.

Nevada PGA Filings. In December 2001, Southwest submitted an out-of-cycle PGA filing to the PUCN for a $29.2 million decrease for southern Nevada customers. In January 2002, an additional decrease of $13.9 million was requested. The total of the two filings, $43.1 million, was agreed to in a settlement among all parties and approved by the PUCN effective February 2002. The filings were made in advance of the scheduled annual date to allow customers to receive the benefit of decreases experienced in natural gas costs. In June 2002, Southwest filed its annual PGA, which requested no change in effective rates for either the southern or northern Nevada rate jurisdiction. However, subsequent to the filing, natural gas prices declined further, and in October 2002, through an all-party stipulation, Southwest agreed to decreases in PGA rates. The PUCN approved annual decreases of $13.5 million, or 14 percent, in northern Nevada and $8.7 million, or 4 percent, in southern Nevada. The new rates became effective in November 2002. At December 31, 2002, Southwest had an over-recovered balance of $21.9 million in its southern jurisdiction and an under-recovered balance of $8.3 million in its northern jurisdiction.

California PGA Filings. In California, Southwest is authorized to change the cost of gas included in sales rates each month to reflect the projected cost of gas for the current month. The treatment of monthly over/under-recoveries of gas costs varies by magnitude. Small amounts may be included in the following month’s estimated cost of gas for immediate recovery/refund. Large amounts may be deferred to the PGA account to be amortized over longer periods to avoid excessive fluctuation in prices. At December 31, 2002, Southwest had under-recovered PGA balances related to California jurisdictions of $10.9 million.

California Order Instituting Investigation (OII). In June 2001, the CPUC ordered an investigation into the reasonableness of Southwest natural gas procurement practices and costs from June 1999 through May 2001, and related measures taken to minimize gas costs beyond May 2001. During the third quarter of 2001, Southwest filed a detailed report and testimony with the CPUC on these matters for both its northern and southern California service territories. The OII resulted from complaints by southern California customers about the size of monthly PGA rate increases that were necessary due to the unusually high cost of natural gas during the winter of 2000-2001. In regards to the southern California jurisdiction, the ORA and County of San Bernardino recommended disallowances of $7.3 million and $11.7 million, respectively. No issues were raised related to the northern California rate jurisdiction. The proposed disallowances were based solely on decisions by Southwest related to the level of gas held in storage during the winter of 2000-2001. Hearings were held in January 2002. Southwest defended its decisions related to storage, based on testimony which demonstrated that injecting additional volumes of natural gas into storage during the 2000 injection season (April through September) could not be economically justified based on market conditions and price forecasts that existed at the time decisions were made.

During May 2002, the Administrative Law Judge issued a proposed decision and the Presiding Commissioner issued an alternate decision (AD) related to this matter. The proposed decision recommended that Southwest be disallowed $3.2 million, while the AD recommended a $5.8 million disallowance. The $3.2 million proposed decision contained calculation errors which, when corrected, reduced the proposed decision to $2.7 million. Both draft decisions concluded that Southwest should have had a higher gas storage inventory level than it had going into the winter of 2000-2001.

During July 2002, a second AD was drafted by another Commissioner, recommending a disallowance of nearly $1.5 million. An estimated $1.5 million liability was recognized in the Company’s second quarter 2002 financial statements based on management’s belief that a disallowance would be ordered. In August 2002, the CPUC issued a final order which disallowed $2.7 million of gas costs. Based on the CPUC decision, an additional $1.2 million liability was recognized in the Company’s third quarter 2002 financial statements. The CPUC ordered the $2.7 million be returned to customers through bill credits, which began in November 2002, based on each customer’s usage during the five month period from November 2000 through March 2001.

OTHER FILINGS

Since November 1999, the FERC has been examining capacity allocation issues on the El Paso system in several proceedings. During that time, the demand for natural gas on the El Paso system has risen primarily due to increased electric power generation fuel needs and market area growth. As a result, shippers have been increasingly receiving reductions in the quantities of gas that they have been nominating for transportation each day. Many of the contract demand shippers have argued that the growth in the full requirements shippers’ volumes, coupled with El Paso’s failure to expand its system, have impaired their ability to receive all of the service to which they are entitled.

In May 2002, the FERC issued an order requiring that full requirements service be terminated as of November 2002. The order stated that full requirements transportation service agreements were to be converted to contract demand-type service agreements, and full requirements customers were to have an opportunity to negotiate an allocation of the system capacity determined by El Paso to be in excess of the capacity needed to fully serve the contract demand shippers. If the customers failed to agree upon an allocation, then the FERC would establish an allocation methodology for the customers. Following the order, various parties including Southwest submitted comments to the FERC seeking clarification or petitioning for rehearing.

In September 2002, the FERC issued an order on clarification of the May 2002 order. Among other things, the FERC determined that the full requirements customers had not agreed upon an allocation of capacity and, therefore, the FERC established a methodology to allocate capacity among the full requirements customers. In addition, the FERC postponed the conversion of full requirements service agreements to contract demand-type service agreements until May 2003. Because the proceeding is still ongoing, further modifications to previous orders as well as additional rulings may occur.

Management believes that it is difficult to predict the ultimate outcome of the proceedings or the impact of the FERC action on Southwest. However, by delaying the effective date of the order, Arizona had sufficient capacity during the winter of 2002-2003. Management also expects that sufficient capacity will be available to Southwest in the future, but additional costs may be incurred to acquire such capacity. It is anticipated that any additional costs will be collected from customers, principally through the PGA mechanism.

RESULTS OF CONSTRUCTION SERVICES

Year Ended December 31,	2002	2001	2000

(thousands of dollars)
Construction revenues	$205,009	$203,586	$163,376
Cost of construction	191,561	189,429	150,678

Gross profit	13,448	14,157	12,698
General and administrative expenses	5,542	5,026	3,986

Operating income	7,906	9,131	8,712
Other income (expense)	1,221	871	821

Income before interest and income taxes	9,127	10,002	9,533
Interest expense	1,466	1,985	1,779
Income tax expense	2,924	3,487	3,351

Contribution to consolidated net income	$4,737	$4,530	$4,403

2002 vs. 2001

The 2002 contribution to consolidated net income from construction services increased $207,000 from the prior year. The increase was primarily due to a decline in Income tax expense and an increase in Other income. Revenues remained relatively constant, while the gross profit margin percentage decreased slightly.

Gross profit decreased $709,000 because of the absorption of significant increases in insurance costs. Gross profit is expected to increase in 2003. Other income in 2001 and 2000 included $400,000 of goodwill amortization that was not included in 2002 due to the adoption of a new accounting pronouncement. General and administrative expenses increased by $516,000 due to increased labor costs and additional depreciation related to a new computer system. Interest expense declined as a result of the refinancing of long-term debt to take advantage of lower interest rates. Income tax expense decreased largely as a result of a $274,000 tax credit in the state of Arizona.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” which is effective for fiscal years beginning after June 15, 2002. The Company adopted the provisions of SFAS No. 143 on January 1, 2003. SFAS No. 143 establishes accounting standards for recognition and measurement of liabilities for asset retirement obligations and the associated asset retirement costs.

SFAS No. 143 applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, or normal operation of long-lived assets. For purposes of SFAS No. 143, legal obligations are defined as obligations that a party is required to settle as a result of an existing or enacted law, statute, ordinance, written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. SFAS No. 143 requires that all asset retirement obligations within the scope of the standard be recognized when a reasonable estimate of the fair value can be made. One of the key factors in determining the fair value is the length of time until settlement of the obligation. If the length of time until settlement is not determinable, the asset retirement obligation is not reasonably estimable and no liability can be established.

In accordance with regulatory requirements, Southwest currently accrues for retirement obligations (whether legal or due to deterioration) ratably over the estimated useful life of long-lived assets as a component of depreciation expense. Examples of retirement obligations include such costs as capping and purging gas lines, abandoning in place, or otherwise removing plant from service. These future costs of retirement obligations are included in Southwest’s depreciation rates so that current accounting periods reflect a proportional share of the ultimate retirement cost at the end of the property service life.

The transmission, distribution, and compression facilities of Southwest are of a perpetual nature. Substantially all gas main and service lines are constructed across property owned by others under easements and rights-of-way grants obtained from the record owners thereof, on streets and grounds of municipalities under authority conferred by franchises or otherwise, or on public highways or public lands under authority of various federal and state statutes. None of the numerous county and municipal franchises are exclusive and some are of a limited duration.

Southwest has determined that it has limited legal obligations related to retirement costs for portions of its system that are subject to the limited-duration easements and rights-of-way agreements. However, Southwest has traditionally been able to renew its easements and rights-of-way without having to retire, abandon, or remove facilities, and anticipates no serious difficulties in obtaining future renewals. In addition, certain franchises and provisions of federal and state statutes for abandonment of facilities impose removal obligations. Southwest has the intent and the ability to operate such facilities indefinitely (other than for replacements due to ordinary deterioration). As a result, the length of time until settlement of the asset retirement obligation is unknown. Therefore, the future obligation cannot be reasonably estimated, resulting in no liability being established.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” The rescission of SFAS Nos. 4 and 64 was effective for fiscal years beginning after May 15, 2002. All other provisions of SFAS No. 145 were effective for transactions entered into, or financial statements issued, after May 15, 2002. The standard was adopted without impact to the financial position or results of operations of the Company.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability be recognized at fair value for a cost associated with an exit or disposal activity when the liability is incurred. Exit or disposal activities include a sale or termination of a line of business, the closure of business activities in a particular location, the relocation of business activities from one location to another, changes in management structure, and a fundamental reorganization that affects the nature and focus of operations. The provisions of SFAS No. 146 are effective for exit or disposal activities that were initiated after December 31, 2002, with early application encouraged. SFAS No. 146 was adopted with no material effect on the financial position or results of operations of the Company.

In November 2002, the FASB issued Interpretation (FIN) No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” FIN No. 45 clarifies disclosures that a guarantor is required to include in its financial statements. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements in FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. FIN No. 45 was adopted without impact to the financial position or results of operations of the Company.

In January 2003, the FASB issued FIN No. 46 “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51.” This Interpretation of Accounting Research Bulletin No. 51 “Consolidated Financial Statements”, addresses consolidation by business enterprises of variable interest entities. FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. FIN No. 46 was adopted without impact to the financial position or results of operations of the Company.

MERGER-RELATED LITIGATION SETTLEMENTS

Litigation related to the now terminated acquisition of the Company by ONEOK, Inc. (ONEOK) and the rejection of competing offers from Southern Union Company (Southern Union) was resolved during 2002. In August 2002, the Company reached final settlements with both Southern Union and ONEOK related to this litigation. The Company paid Southern Union $17.5 million to resolve all remaining Southern Union claims against the Company and its officers. ONEOK paid the Company $3 million to resolve all claims between the Company and ONEOK. The net after-tax impact of the settlements was a $9 million charge and was reflected in the second quarter 2002 financial statements. The Company and one of its insurance providers were in dispute over whether the insurance coverage applied to the Southern Union settlement and related litigation defense costs. Because of the dispute, the Company did not recognize any benefit for potential insurance recoveries related to the Southern Union settlement in the second quarter.

In December 2002, the Company negotiated a $16.25 million settlement with the insurance provider related to the coverage dispute. Income from the settlement was recognized in the fourth quarter of 2002 and amounted to $9 million after-tax.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

A critical accounting policy is one which is very important to the portrayal of the financial condition and results of a company, and requires the most difficult, subjective, or complex judgments of management. The need to make estimates about the effect of items that are uncertain is what makes these judgments difficult, subjective, and/or complex. Management makes subjective judgments about the accounting and regulatory treatment of many items. The following are examples of accounting policies that are critical to the financial statements of the Company. For more information regarding the significant accounting policies of the Company, see Note 1 – Summary of Significant Accounting Policies.

•	Natural gas operations are subject to the regulation of the Arizona Corporation Commission, the Public Utilities Commission of Nevada, the California Public Utilities Commission, and the Federal Energy Regulatory Commission. The accounting policies of the Company conform to generally accepted accounting principles applicable to rate-regulated enterprises (including SFAS No. 71 “Accounting for the Effects of Certain Types of Regulation”) and reflect the effects of the ratemaking process. As such, the Company is allowed to defer as regulatory assets, costs that otherwise would be expensed if it is probable that future recovery from customers will occur. If rate recovery is no longer probable, due to competition or the actions of regulators, the Company is required to write-off the related regulatory asset. Refer to Note 4 – Regulatory Assets and Liabilities for a list of regulatory assets.

•

The income tax calculations of the Company require estimates due to regulatory differences between the multiple states in which the Company operates, and future tax rate changes. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A change in the regulatory treatment, or significant changes in tax-related estimates, assumptions, or enacted tax rates could have a material impact on the financial position and results of operations of the Company.

•	Depreciation is computed at composite rates considered sufficient to amortize costs over the estimated remaining lives of assets, and includes adjustments for the cost of removal, and salvage value. Depreciation studies are performed periodically and prospective changes in rates are estimated to make up for past differences. These studies are reviewed and approved by the appropriate regulatory agency. Changes in estimates of depreciable lives or changes in depreciation rates mandated by regulations could affect the results of operations of the Company in periods subsequent to the change.

Management believes that regulation and the effects of regulatory accounting have the most significant impact on the financial statements. When Southwest files rate cases, capital assets, costs and gas purchasing practices are subject to review, and disallowances can occur. Regulatory disallowances in the past have not been frequent but have on occasion been significant to the operating results of the Company.

FORWARD-LOOKING STATEMENTS

This annual report contains statements which constitute “forward-looking statements” within the meaning of the Securities Litigation Reform Act of 1995 (Reform Act). All such forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act. A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, the impact of weather variations on customer usage, customer growth rates, natural gas prices, the effects of regulation/deregulation, the timing and amount of rate relief, changes in gas procurement practices, changes in capital requirements and funding, the impact of conditions in the capital markets on financing costs, acquisitions, and competition. For additional information on the risks associated with the Company’s business see, Item 1. Business-Company Risk Factors in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

COMMON STOCK PRICE AND DIVIDEND INFORMATION

	2002		2001		Dividends Paid

	High	Low	High	Low	2002	2001

First Quarter	$25.35	$21.80	$22.60	$19.81	$0.205	$0.205
Second Quarter	24.99	22.60	24.29	20.18	0.205	0.205
Third Quarter	24.75	18.10	24.38	18.85	0.205	0.205
Fourth Quarter	23.63	19.82	23.00	20.50	0.205	0.205

					$0.820	$0.820

The principal markets on which the common stock of the Company is traded are the New York Stock Exchange and the Pacific Stock Exchange. At March 10, 2003, there were 21,974 holders of record of common stock and the market price of the common stock was $19.60.

Consolidated Balance Sheets

	December 31,

	2002	2001

(thousands of dollars)

ASSETS

Utility plant:
Gas plant	$2,779,960	$2,561,937
Less: accumulated depreciation	(869,908)	(789,751)
Acquisition adjustments, net	2,714	2,894
Construction work in progress	66,693	50,491

Net utility plant (Note 2)	1,979,459	1,825,571

Other property and investments	87,391	92,511

Current assets:
Cash and cash equivalents	19,392	32,486
Accounts receivable, net of allowances (Note 3)	130,695	155,382
Accrued utility revenue	65,073	63,773
Income taxes receivable, net	–	26,697
Deferred income taxes (Note 10)	3,084	–
Deferred purchased gas costs (Note 4)	–	83,501
Prepaids and other current assets (Note 4)	43,524	38,310

Total current assets	261,768	400,149

Deferred charges and other assets (Note 4)	49,310	51,381

Total assets	$2,377,928	$2,369,612

	December 31,

	2002	2001

(thousands of dollars, except par value)

CAPITALIZATION AND LIABILITIES

Capitalization:
Common stock, $1 par (authorized – 45,000,000 shares; issued and outstanding – 33,289,015 and 32,492,832 shares)	$34,919	$34,123
Additional paid-in capital	487,788	470,410
Retained earnings	73,460	56,667

Total equity	596,167	561,200
Mandatorily redeemable preferred securities due 2025 (Note 5)	60,000	60,000
Long-term debt, less current maturities (Note 6)	1,092,148	796,351

Total capitalization	1,748,315	1,417,551

Commitments and contingencies (Note 8)

Current liabilities:
Current maturities of long-term debt (Note 6)	8,705	307,641
Short-term debt (Note 7)	53,000	93,000
Accounts payable	88,309	109,167
Customer deposits	34,313	30,288
Income taxes payable, net	10,969	–
Accrued general taxes	28,400	32,069
Accrued interest	21,137	20,423
Deferred income taxes (Note 10)	–	24,154
Deferred purchased gas costs (Note 4)	26,718	–
Other current liabilities	41,630	36,299

Total current liabilities	313,181	653,041

Deferred income taxes and other credits:
Deferred income taxes and investment tax credits (Note 10)	229,358	217,804
Other deferred credits (Note 4)	87,074	81,216

Total deferred income taxes and other credits	316,432	299,020

Total capitalization and liabilities	$2,377,928	$2,369,612

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

	Year Ended December 31,

	2002	2001	2000

(in thousands, except per share amounts)
Operating revenues:
Gas operating revenues	$1,115,900	$1,193,102	$870,711
Construction revenues	205,009	203,586	163,376

Total operating revenues	1,320,909	1,396,688	1,034,087

Operating expenses:
Net cost of gas sold	563,379	677,547	394,711
Operations and maintenance	264,188	253,026	231,175
Depreciation and amortization	130,210	118,448	106,640
Taxes other than income taxes	34,565	32,780	29,819
Construction expenses	182,068	180,904	143,112

Total operating expenses	1,174,410	1,262,705	905,457

Operating income	146,499	133,983	128,630

Other income and (expenses):
Net interest deductions	(79,971)	(80,731)	(70,671)
Preferred securities distributions (Note 5)	(5,475)	(5,475)	(5,475)
Other income (deductions)	4,329	8,964	(545)

Total other income and (expenses)	(81,117)	(77,242)	(76,691)

Income before income taxes	65,382	56,741	51,939
Income tax expense (Note 10)	21,417	19,585	13,628

Net income	$43,965	$37,156	$38,311

Basic earnings per share (Note 12)	$1.33	$1.16	$1.22

Diluted earnings per share (Note 12)	$1.32	$1.15	$1.21

Average number of common shares outstanding	32,953	32,122	31,371
Average shares outstanding (assuming dilution)	33,233	32,398	31,575

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,

	2002	2001	2000

(thousands of dollars)

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$43,965	$37,156	$38,311

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	130,210	118,448	106,640
Deferred income taxes	(15,684)	(11,175)	80,836
Changes in current assets and liabilities:
Accounts receivable, net of allowances	24,687	(19,773)	(47,133)
Accrued utility revenue	(1,300)	(5,900)	(1,500)
Deferred purchased gas costs	110,219	8,563	(83,013)
Accounts payable	(20,858)	(85,512)	130,432
Accrued taxes	33,997	18,766	(54,005)
Other current assets and liabilities	4,763	34,051	(44,917)
Other	(11,525)	28,128	(344)

Net cash provided by operating activities	298,474	122,752	125,307

CASH FLOW FROM INVESTING ACTIVITIES:
Construction expenditures and property additions	(282,851)	(265,580)	(223,240)
Other	23,985	4,318	3,923

Net cash used in investing activities	(258,866)	(261,262)	(219,317)

CASH FLOW FROM FINANCING ACTIVITIES:
Issuance of common stock, net	18,174	17,061	15,595
Dividends paid	(27,009)	(26,323)	(25,715)
Issuance of long-term debt, net	206,161	213,026	45,101
Retirement of long-term debt, net	(210,028)	(14,723)	(8,142)
Change in short-term debt	(40,000)	(38,000)	70,000

Net cash provided by (used in) financing activities	(52,702)	151,041	96,839

Change in cash and cash equivalents	(13,094)	12,531	2,829
Cash at beginning of period	32,486	19,955	17,126

Cash at end of period	$19,392	$32,486	$19,955

Supplemental information:
Interest paid, net of amounts capitalized	$76,867	$74,032	$67,638

Income taxes paid (received), net	$1,797	$13,186	$(13,417)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount

(in thousands, except per share amounts)
DECEMBER 31, 1999	30,985	$32,615	$439,262	$33,548	$505,425
Common stock issuances	725	725	14,870		15,595
Net income				38,311	38,311
Dividends declared
Common: $0.82 per share				(25,864)	(25,864)

DECEMBER 31, 2000	31,710	33,340	454,132	45,995	533,467
Common stock issuances	783	783	16,278		17,061
Net income				37,156	37,156
Dividends declared
Common: $0.82 per share				(26,484)	(26,484)

DECEMBER 31, 2001	32,493	34,123	470,410	56,667	561,200
Common stock issuances	796	796	17,378		18,174
Net income				43,965	43,965
Dividends declared
Common: $0.82 per share				(27,172)	(27,172)

DECEMBER 31, 2002	33,289*	$34,919	$487,788	$73,460	$596,167

* At December 31, 2002, 2.2 million common shares were registered and available for issuance under provisions of the Employee Investment Plan, the Stock Incentive Plan, and the Dividend Reinvestment and Stock Purchase Plan.

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Consolidation. The accompanying financial statements are presented on a consolidated basis and include the accounts of Southwest Gas Corporation and all subsidiaries. All significant intercompany balances and transactions have been eliminated with the exception of transactions between Southwest and Northern in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation.”

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

Depreciation and Amortization. Utility plant depreciation is computed on the straight-line remaining life method at composite rates considered sufficient to amortize costs over estimated service lives, including components which adjust for salvage value and removal costs, as approved by the appropriate regulatory agency. When plant is retired from service, the original cost of plant, including cost of removal, less salvage, is charged to the accumulated provision for depreciation. Acquisition adjustments are amortized, as ordered by regulators, over periods which approximate the remaining estimated life of the acquired properties. Costs related to refunding utility debt and debt issuance expenses are deferred and amortized over the weighted-average lives of the new issues. Other regulatory assets, when appropriate, are amortized over time periods authorized by regulators. Nonutility property and equipment are depreciated on a straight-line method based on the estimated useful lives of the related assets. Goodwill amortization for each of the years 2000 and 2001 was $400,000. Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill amortization was eliminated as of January 2002.

Allowance for Funds Used During Construction (AFUDC). AFUDC represents the cost of both debt and equity funds used to finance utility construction. AFUDC is capitalized as part of the cost of utility plant. The Company capitalized $3.1 million in 2002, $2.5 million in 2001, and $1.6 million in 2000 of AFUDC related to natural gas utility operations. The debt portion of AFUDC is reported in the consolidated statements of income as an offset to net interest deductions and the equity portion is reported as other income. Utility plant construction costs, including AFUDC, are recovered in authorized rates through depreciation when completed projects are placed into operation, and general rate relief is requested and granted.

Earnings Per Share. Basic earnings per share (EPS) are calculated by dividing net income by the weighted-average number of shares outstanding during the period. Diluted EPS includes the effect of additional weighted-average common stock equivalents (stock options and performance shares). Unless otherwise noted, the term “Earnings Per Share” refers to Basic EPS. A reconciliation of the shares used in the Basic and Diluted EPS calculations is shown in the following table. Net income was the same for Basic and Diluted EPS calculations.

	2002	2001	2000

(in thousands)
Average basic shares	32,953	32,122	31,371

Effect of dilutive securities:
Stock options	94	122	85
Performance shares	186	154	119

Average diluted shares	33,233	32,398	31,575

Cash and Cash Equivalents. For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and financial instruments with a maturity of three months or less, but exclude funds held in trust from the issuance of industrial development revenue bonds (IDRB).

Recently Issued Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” which is effective for fiscal years beginning after June 15, 2002. The Company adopted the provisions of SFAS No. 143 on January 1, 2003. SFAS No. 143 establishes accounting standards for recognition and measurement of liabilities for asset retirement obligations and the associated asset retirement costs.

SFAS No. 143 applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, or normal operation of long-lived assets. For purposes of SFAS No. 143, legal obligations are defined as obligations that a party is required to settle as a result of an existing or enacted law, statute, ordinance, written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. SFAS No. 143 requires that all asset retirement obligations within the scope of the standard be recognized when a reasonable estimate of the fair value can be made. One of the key factors in determining the fair value is the length of time until settlement of the obligation. If the length of time until settlement is not determinable, the asset retirement obligation is not reasonably estimable and no liability can be established.

In accordance with regulatory requirements, Southwest currently accrues for retirement obligations (whether legal or due to deterioration) ratably over the estimated useful life of long-lived assets as a component of depreciation expense. Examples of retirement obligations include such costs as capping and purging gas lines, abandoning in place, or otherwise removing plant from service. These future costs of retirement obligations are included in Southwest’s depreciation rates so that current accounting periods reflect a proportional share of the ultimate retirement cost at the end of the property service life.

The transmission, distribution, and compression facilities of Southwest are of a perpetual nature. Substantially all gas main and service lines are constructed across property owned by others under easements and rights-of-way grants obtained from the record owners thereof, on streets and grounds of municipalities under authority conferred by franchises or otherwise, or on public highways or public lands under authority of various federal and state statutes. None of the numerous county and municipal franchises are exclusive and some are of a limited duration.

Southwest has determined that it has limited legal obligations related to retirement costs for portions of its system that are subject to the limited-duration easements and rights-of-way agreements. However, Southwest has traditionally been able to renew its easements and rights-of-way without having to retire, abandon, or remove facilities, and anticipates no serious difficulties in obtaining future renewals. In addition, certain franchises and provisions of federal and state statutes for abandonment of facilities impose removal obligations. Southwest has the intent and the ability to operate such facilities indefinitely (other than for replacements due to ordinary deterioration). As a result, the length of time until settlement of the asset retirement obligation is unknown. Therefore, the future obligation cannot be reasonably estimated, resulting in no liability being established.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” The rescission of SFAS Nos. 4 and 64 was effective for fiscal years beginning after May 15, 2002. All other provisions of SFAS No. 145 were effective for transactions entered into, or financial statements issued, after May 15, 2002. The standard was adopted without impact to the financial position or results of operations of the Company.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability be recognized at fair value for a cost associated with an exit or disposal activity when the liability is incurred. Exit or disposal activities include a sale or termination of a line of business, the closure of business activities in a particular location, the relocation of business activities from one location to another, changes in management structure, and a fundamental reorganization that affects the nature and focus of operations. The provisions of SFAS No. 146 are effective for exit or disposal activities that were initiated after December 31, 2002, with early application encouraged. SFAS No. 146 was adopted with no material effect on the financial position or results of operations of the Company.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” FIN No. 45 clarifies disclosures that a guarantor is required to include in its financial statements. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after

December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements in FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. FIN No. 45 was adopted without impact to the financial position or results of operations of the Company.

In January 2003, the FASB issued FIN No. 46 “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51.” This Interpretation of Accounting Research Bulletin No. 51 “Consolidated Financial Statements”, addresses consolidation by business enterprises of variable interest entities. FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. FIN No. 46 was adopted without impact to the financial position or results of operations of the Company.

Stock-Based Compensation. At December 31, 2002, the Company had two stock-based compensation plans, which are described more fully in Note 9 – Employee Benefits. These plans are accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. In December 2002, the FASB issued SFAS No. 148,”Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has no current plans to adopt the fair value recognition provision of SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company adopted the disclosure requirements of SFAS No. 148 effective December 2002. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123 to its stock-based employee compensation (thousands of dollars, except per share amounts):

	2002	2001	2000

Net income, as reported	$43,965	$37,156	$38,311
Add: Stock-based employee compensation expense included in reported net income, net of related tax benefits	1,783	1,879	582
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax benefits	(2,024)	(2,222)	(934)

Pro forma net income	$43,724	$36,813	$37,959

Earnings per share:
Basic – as reported	$1.33	$1.16	$1.22
Basic – pro forma	1.33	1.15	1.21
Diluted – as reported	1.32	1.15	1.21
Diluted – pro forma	1.32	1.14	1.20

NOTE 2 UTILITY PLANT

Net utility plant as of December 31, 2002 and 2001 was as follows (thousands of dollars):

DECEMBER 31,	2002	2001

Gas plant:
Storage	$4,213	$3,992
Transmission	196,997	187,393
Distribution	2,293,655	2,104,006
General	198,093	188,998
Other	87,002	77,548

	2,779,960	2,561,937
Less: accumulated depreciation	(869,908)	(789,751)
Acquisition adjustments, net	2,714	2,894
Construction work in progress	66,693	50,491

Net utility plant	$1,979,459	$1,825,571

Depreciation and amortization expense on gas plant was $113 million in 2002, $102 million in 2001, and $92.4 million in 2000.

Leases and Rentals. Southwest leases the liquefied natural gas (LNG) facilities on its northern Nevada system, a portion of its corporate headquarters office complex in Las Vegas, and its administrative offices in Phoenix. The leases provide for current terms which expire in 2005, 2017, and 2009, respectively, with optional renewal terms available at the expiration dates. The LNG facility lease was recently renewed for an additional two and one-half year period. The rental payments for the LNG facilities are $3.3 million for each of the years 2003 and 2004, and $1.7 million in 2005, when the lease expires in July. The rental payments for the corporate headquarters office complex are $1.9 million in 2003, $2 million in each of the years 2004 through 2007, and $20.4 million cumulatively thereafter. The rental payments for the Phoenix administrative offices are $1.3 million in 2003, $1.4 million in 2004, $1.5 million for each of the years 2005 through 2007, and $2.5 million cumulatively thereafter. In addition to the above, the Company leases certain office and construction equipment. The majority of these leases are short-term. These leases are accounted for as operating leases, and for the gas segment are treated as such for regulatory purposes. Rentals included in operating expenses for all operating leases were $26.5 million in 2002, $28 million in 2001, and $25.7 million in 2000. These amounts include Northern lease expenses of approximately $12.3 million in 2002, $12.6 million in 2001, and $9.2 million in 2000 for various short-term leases of equipment and temporary office sites.

The following is a schedule of future minimum lease payments for noncancellable operating leases (with initial or remaining terms in excess of one year) as of December 31, 2002 (thousands of dollars):

YEAR ENDING DECEMBER 31,

2003	$8,618
2004	8,267
2005	6,218
2006	3,914
2007	3,758
Thereafter	23,009

Total minimum lease payments	$53,784

NOTE 3 RECEIVABLES AND RELATED ALLOWANCES

Business activity with respect to gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. At December 31, 2002, the gas utility customer accounts receivable balance was $88 million. Approximately 56 percent of the gas utility customers were in Arizona, 35 percent in Nevada, and 9 percent in California. Although the Company seeks to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on overdue accounts, some accounts are ultimately not collected. Provisions for uncollectible accounts are recorded monthly, as needed, and are included in the ratemaking process as a cost of service. Activity in the allowance for uncollectibles is summarized as follows (thousands of dollars):

Allowance for Uncollectibles

Balance, December 31, 1999	$1,730
Additions charged to expense	1,036
Accounts written off, less recoveries	(1,202)

Balance, December 31, 2000	1,564
Additions charged to expense	3,874
Accounts written off, less recoveries	(3,567)

Balance, December 31, 2001	1,871
Additions charged to expense	3,824
Accounts written off, less recoveries	(3,870)

Balance, December 31, 2002	$1,825

NOTE 4 REGULATORY ASSETS AND LIABILITIES

Natural gas operations are subject to the regulation of the Arizona Corporation Commission (ACC), the Public Utilities Commission of Nevada (PUCN), the California Public Utilities Commission (CPUC), and the Federal Energy Regulatory Commission (FERC). Company accounting policies conform to generally accepted accounting principles applicable to rate-regulated enterprises, principally SFAS No. 71, and reflect the effects of the ratemaking process. SFAS No. 71 allows for the deferral as regulatory assets, costs that otherwise would be expensed if it is probable future recovery from customers will occur. If rate recovery is no longer probable, due to competition or the actions of regulators, Southwest is required to write off the related regulatory asset.

The following table represents existing regulatory assets and liabilities (thousands of dollars):

DECEMBER 31,	2002	2001

Regulatory assets:
Deferred purchased gas costs	$–	$83,501
SFAS No. 109 – Income taxes, net	5,035	4,434
Unamortized premium on reacquired debt	12,614	13,607
Other	27,873	29,063

	45,522	130,605

Regulatory liabilities:
Deferred purchased gas costs	(26,718)	–
Other	(422)	(342)

Net regulatory assets	$18,382	$130,263

NOTE 5 PREFERRED SECURITIES

Preferred Securities of Southwest Gas Capital I. In October 1995, Southwest Gas Capital I (the Trust), a consolidated wholly owned subsidiary of the Company, issued $60 million of 9.125% Trust Originated Preferred Securities (the Preferred Securities). In connection with the Trust issuance of the Preferred Securities and the related purchase by the Company of all of the Trust common securities (the Common Securities), the Company issued to the Trust $61.8 million principal amount of its 9.125% Subordinated Deferrable Interest Notes, due 2025 (the Subordinated Notes). The sole assets of the Trust are and will be the Subordinated Notes. The interest and other payment dates on the Subordinated Notes correspond to the distribution and other payment dates on the Preferred Securities and Common Securities. Under certain circumstances, the Subordinated Notes may be distributed to the holders of the Preferred Securities and holders of the Common Securities in liquidation of the Trust. The Subordinated Notes are redeemable at the option of the Company at any time at a redemption price of $25 per Subordinated Note plus accrued and unpaid interest. In the event that the Subordinated Notes are repaid, the Preferred Securities and the Common Securities will be redeemed on a pro rata basis at $25 per Preferred Security and Common Security plus accumulated and unpaid distributions. Company obligations under the Subordinated Notes, the Declaration of Trust (the agreement under which the Trust was formed), the guarantee of payment of certain distributions, redemption payments and liquidation payments with respect to the Preferred Securities to the extent the Trust has funds available therefore and the indenture governing the Subordinated Notes, including the Company agreement pursuant to such indenture to pay all fees and expenses of the Trust, other than with respect to the Preferred Securities and Common Securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities. As of December 31, 2002, 2.4 million Preferred Securities were outstanding.

The Company has the right to defer payments of interest on the Subordinated Notes by extending the interest payment period at any time for up to 20 consecutive quarters (each, an Extension Period). If interest payments are so deferred, distributions will also be deferred. During such Extension Period, distributions will continue to accrue with interest thereon (to the extent permitted by applicable law) at an annual rate of 9.125% per annum compounded quarterly. There could be multiple Extension Periods of varying lengths throughout the term of the Subordinated Notes. If the Company exercises the right to extend an interest payment period, the Company shall not during such Extension Period (i) declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire or make a liquidation payment with respect to, any of its capital stock, or (ii) make any payment of interest, principal, or premium, if any, on or repay, repurchase, or redeem any debt securities issued by the Company that rank equal with or junior to the Subordinated Notes; provided, however, that restriction (i) above does not apply to any stock dividends paid by the Company where the dividend stock is the same as that on which the dividend is being paid. The Company has no present intention of exercising its right to extend the interest payment period.

NOTE 6 LONG-TERM DEBT

DECEMBER 31,	2002		2001

	Carrying Amount	Market Value	Carrying Amount	Market Value

(thousands of dollars)

Debentures:
9¾% Series F, due 2002	$–	$–	$100,000	$102,868
7½% Series, due 2006	75,000	81,889	75,000	79,277
8.375% due 2011	200,000	226,128	200,000	218,794
7.625% due 2012	200,000	218,166	–	–
8% Series, due 2026	75,000	79,017	75,000	78,343
Medium-term notes, 7.75% series, due 2005	25,000	27,342	25,000	26,812
Medium-term notes, 6.89% series, due 2007	17,500	18,781	17,500	17,973
Medium-term notes, 6.27% series, due 2008	25,000	25,946	25,000	24,865
Medium-term notes, 7.59% series, due 2017	25,000	26,711	25,000	25,555
Medium-term notes, 7.78% series, due 2022	25,000	25,725	25,000	25,124
Medium-term notes, 7.92% series, due 2027	25,000	26,134	25,000	25,327
Medium-term notes, 6.76% series, due 2027	7,500	6,870	7,500	6,813
Unamortized discount	(6,534)	–	(5,103)	–

	693,466		594,897

Revolving credit facility and commercial paper	100,000	100,000	200,000	200,000

Industrial development revenue bonds:

Variable-rate bonds:

Tax-exempt Series A, due 2028	50,000	50,000	50,000	50,000

Fixed-rate bonds:
7.30% 1992 Series A, due 2027	30,000	30,600	30,000	30,900
7.50% 1992 Series B, due 2032	100,000	102,000	100,000	103,000
6.50% 1993 Series A, due 2033	75,000	75,000	75,000	75,000
6.10% 1999 Series A, due 2038	12,410	13,744	12,410	13,310
5.95% 1999 Series C, due 2038	14,320	15,322	14,320	15,287
5.55% 1999 Series D, due 2038	8,270	8,332	8,270	8,311
Unamortized discount	(3,169)	–	(3,276)	–

	236,831		236,724

Other	20,556	–	22,371	–

	1,100,853		1,103,992
Less: current maturities	(8,705)		(307,641)

Long-term debt, less current maturities	$1,092,148		$796,351

In May 2002, the Company issued $200 million in Senior Unsecured Notes, due 2012, bearing interest at 7.625%. The net proceeds from the sale of the Senior Unsecured Notes were used to redeem the $100 million 9¾% Debentures, Series F, in June 2002, and to reduce outstanding revolving credit loans.

In May 2002, the Company replaced the existing $350 million revolving credit facility that was to expire in June 2002 with a $125 million three-year facility and a $125 million 364-day facility. Interest rates for the new facility are calculated at either the London Interbank Offering Rate (LIBOR) plus or minus a competitive margin, or the greater of the prime rate or one half of one percent plus the Federal Funds rate. The Company has designated $100 million of the total facility as long-term debt and uses the remaining $150 million for working capital purposes and has designated the related outstanding amounts as short-term debt.

In October 2002, the Company entered into a $50 million commercial paper program. Any issuance under the commercial paper program is supported by the Company’s current revolving credit facility and, therefore, does not represent new borrowing capacity. Interest rates for the new program are calculated at the then current commercial paper rate. At December 31, 2002, $30 million was outstanding on the commercial paper program.

The interest rate on the tax-exempt variable-rate IDRBs averaged 2.82 percent in 2002 and 3.81 percent in 2001. The rates for the variable-rate IDRBs are established on a weekly basis. The Company has the option to convert from the current weekly rates to daily rates, term rates, or variable-term rates.

The fair value of the revolving credit facility approximates carrying value. Market values for the debentures and fixed-rate IDRBs were determined based on dealer quotes using trading records for December 31, 2002 and 2001, as applicable, and other secondary sources which are customarily consulted for data of this kind. The carrying values of variable-rate IDRBs were used as estimates of fair value based upon the variable interest rates of the bonds.

Estimated maturities of long-term debt for the next five years are $8.7 million, $7.3 million, $128.5 million, $76 million, and $17.5 million, respectively.

The $7.5 million medium-term notes, 6.76% series, due 2027 contains a put feature at the discretion of the bondholder on one date only in 2007. If the bondholder does not exercise the put on that date, the notes will reach maturity in 2027. If the bondholder exercises the put, the maturities of long-term debt for 2007 will total $25 million.

The Company is pursuing the issuance of $165 million of Clark County, Nevada Industrial Development Revenue Bonds (IDRBs). The net proceeds from the sale of the bonds will be used, in part, to refinance the $30 million 7.30% 1992 Series A, due 2027 and the $100 million 7.50% 1992 Series B, due 2032 fixed-rate IDRBs. The remainder of the proceeds will be used to finance construction expenditures in southern Nevada.

NOTE 7 SHORT-TERM DEBT

As discussed in Note 6, a portion of the $250 million revolving credit facility is designated as short-term debt. In May 2002, the Company replaced the existing $350 million revolving credit facility that was to expire in June 2002 with a $125 million three-year facility and a $125 million 364-day facility. Of the total $250 million facility, $150 million is designated as short-term debt. Interest rates for the new facility are calculated at either LIBOR plus or minus a competitive margin, or the greater of the prime rate or one-half of one percent plus the Federal Funds rate.

Short-term borrowings were $53 million and $93 million at December 31, 2002 and 2001, respectively. The weighted-average interest rates on these borrowings were 2.35 percent at December 31, 2002 and 2.47 percent at December 31, 2001.

NOTE 8 COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Proceedings. The Company has been named as defendant in miscellaneous legal proceedings. The Company is also a party to various regulatory proceedings. The ultimate dispositions of these proceedings are not presently determinable; however, it is the opinion of management that no litigation or regulatory proceeding to which the Company is subject will have a material adverse impact on its financial position or results of operations.

NOTE 9 EMPLOYEE BENEFITS

Southwest has a noncontributory qualified retirement plan with defined benefits covering substantially all employees. Southwest also provides postretirement benefits other than pensions (PBOP) to its qualified retirees for health care, dental, and life insurance benefits.

The following tables set forth the retirement plan and PBOP funded status and amounts recognized on the Consolidated Balance Sheets and Statements of Income.

	Qualified Retirement Plan		PBOP

	2002	2001	2002	2001

(thousands of dollars)

Change in benefit obligations
Benefit obligation for service rendered to date at beginning of year (PBO/APBO)	$288,046	$262,981	$28,204	$26,245
Service cost	11,585	11,057	595	591
Interest cost	20,568	18,805	1,992	1,856
Actuarial loss (gain)	7,905	2,403	1,966	812
Benefits paid	(8,700)	(7,200)	(1,450)	(1,300)

Benefit obligation at end of year (PBO/APBO)	$319,404	$288,046	$31,307	$28,204

Change in plan assets
Market value of plan assets at beginning of year	$274,103	$281,280	$12,402	$10,958
Actual return on plan assets	(28,344)	23	(647)	218
Employer contributions	5,100	–	1,157	1,226
Benefits paid	(8,700)	(7,200)	–	–

Market value of plan assets at end of year	$242,159	$274,103	$12,912	$12,402

Funded status	$(77,245)	$(13,943)	$(18,395)	$(15,802)
Unrecognized net actuarial loss (gain)	52,936	(10,698)	6,760	2,367
Unrecognized transition obligation (2004/2012)	795	1,632	8,669	9,537
Unrecognized prior service cost	66	123	–	–

Prepaid (accrued) benefit cost	$(23,448)	$(22,886)	$(2,966)	$(3,898)

Weighted-average assumptions
Discount rate as of December 31	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets as of January 1	9.25%	9.25%	9.25%	9.25%
Rate of compensation increase as of December 31	4.25%	4.75%	4.25%	4.75%

For PBOP measurement purposes, the per capita cost of covered health care benefits is assumed to increase five percent annually. The Company makes fixed contributions for health care benefits of employees who retire after 1988, but pays up to 100 percent of covered health care costs for employees who retired prior to 1989. The assumed annual rate of increase noted above applies to the benefit obligations of pre-1989 retirees only.

The Company’s pension and related benefits plans utilize various assumptions which impact the expense and funding levels of these plans. The Company is lowering the expected rate of return on plan assets assumption for these plans from 9.25% to 8.95% for 2003. The lower rate of return reflects anticipated investment returns on a long-term basis considering asset mix and historical investment returns. This change, coupled with reductions in the discount rate and salary increase assumptions, will result in a $1.5 million increase in pension expense for 2003. In addition, pension plan funding is expected to increase from $5.1 million in 2002 to approximately $11.2 million in 2003. The increase is primarily due to lower-than-expected returns on plan assets during 2002.

COMPONENTS OF NET PERIODIC BENEFIT COST:

	Qualified Retirement Plan			PBOP

	2002	2001	2000	2002	2001	2000

(thousands of dollars)
Service cost	$11,585	$11,057	$10,455	$595	$591	$558
Interest cost	20,568	18,805	16,919	1,992	1,856	1,762
Expected return on plan assets	(27,178)	(25,383)	(22,681)	(1,184)	(1,073)	(858)
Amortization of prior service costs	57	57	57	–	–	–
Amortization of unrecognized transition obligation	837	837	837	867	867	867
Amortization of net (gain) loss	(207)	(568)	(694)	–	–	–

Net periodic benefit cost	$5,662	$4,805	$4,893	$2,270	$2,241	$2,329

In addition to the retirement plan, Southwest has a separate unfunded supplemental retirement plan which is limited to officers. The plan is noncontributory with defined benefits. Plan costs were $3 million in 2002, $2.9 million in 2001, and $2.2 million in 2000. The accumulated benefit obligation of the plan was $22 million at December 31, 2002.

The Employees’ Investment Plan provides for purchases of various mutual fund investments and Company common stock by eligible Southwest employees through deductions of a percentage of base compensation, subject to IRS limitations. Southwest matches one-half of amounts deferred. The maximum matching contribution is three percent of an employee’s annual compensation. The cost of the plan was $3.1 million in 2002, $3 million in 2001, and $3 million in 2000. Northern has a separate plan, the cost and liability for which are not significant.

Southwest has a deferred compensation plan for all officers and members of the Board of Directors. The plan provides the opportunity to defer up to 100 percent of annual cash compensation. Southwest matches one-half of amounts deferred by officers. The maximum matching contribution is three percent of an officer’s annual salary. Payments of compensation deferred, plus interest, are made in equal monthly installments over 10, 15, or 20 years, as elected by the participant. Directors have an additional option to receive such payments over a five-year period. Deferred compensation earns interest at a rate determined each January. The interest rate equals 150 percent of Moody’s Seasoned Corporate Bond Rate Index.

At December 31, 2002, the Company had two stock-based compensation plans. These plans are accounted for in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees.” In connection with the stock-based compensation plans, the Company recognized compensation expense of $3 million in 2002, $3.1 million in 2001, and $970,000 in 2000.

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

	2002	2001	2000

Dividend yield	3.64%	3.60%	3.90%
Risk-free interest rate range	1.70 to 2.63%	2.17 to 3.82%	4.74 to 4.86%
Expected volatility range	23 to 31%	22 to 27%	25 to 30%
Expected life	1 to 3 years	1 to 3 years	1 to 3 years

The following tables summarize Company stock option plan activity and related information (thousands of options):

	2002		2001		2000

	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price

Outstanding at the beginning of the year	1,123	$20.79	990	$18.94	704	$19.32
Granted during the year	320	21.97	317	23.23	297	17.96
Exercised during the year	(183)	16.95	(184)	15.07	(7)	15.80
Forfeited during the year	–	–	–	–	(4)	17.94
Expired during the year	–	–	–	–	–	–

Outstanding at year end	1,260	$21.66	1,123	$20.79	990	$18.94

Exercisable at year end	677	$21.46	597	$21.00	591	$24.18

The weighted-average grant-date fair value of options granted was $2.69 for 2002, $2.81 for 2001, and $2.51 for 2000. The exercise prices for the options outstanding range from $15.00 to $28.94. On December 31, 2002, the options outstanding had a weighted-average remaining contractual life of approximately 7.6 years.

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

YEAR ENDED DECEMBER 31,	2002	2001	2000

Nonvested performance shares at beginning of year	314	237	193
Performance shares granted	122	142	111
Performance shares forfeited	–	–	(6)
Shares vested and issued	(91)	(65)	(61)

Nonvested performance shares at end of year	345	314	237

Average grant date fair value of award	$22.35	$19.91	$21.63

NOTE 10 INCOME TAXES

Income tax expense (benefit) consists of the following (thousands of dollars):

YEAR ENDED DECEMBER 31,	2002	2001	2000

Current:
Federal	$5,546	$27,750	$(60,628)
State	3,462	2,078	(7,465)

	9,008	29,828	(68,093)

Deferred:
Federal	14,819	(9,902)	76,334
State	(2,410)	(341)	5,387

	12,409	(10,243)	81,721

Total income tax expense	$21,417	$19,585	$13,628

Deferred income tax expense (benefit) consists of the following significant components (thousands of dollars):
YEAR ENDED DECEMBER 31,	2002	2001	2000

Deferred federal and state:
Property-related items	$44,491	$19,560	$28,184
Purchased gas cost adjustments	(29,087)	(26,975)	56,321
Employee benefits	(5,113)	(2,121)	(3,687)
All other deferred	2,986	161	1,771

Total deferred federal and state	13,277	(9,375)	82,589
Deferred ITC, net	(868)	(868)	(868)

Total deferred income tax expense	$12,409	$(10,243)	$81,721

The consolidated effective income tax rate for the period ended December 31, 2002 and the two prior periods differs from the federal statutory income tax rate. The sources of these differences and the effect of each are summarized as follows:

YEAR ENDED DECEMBER 31,	2002	2001	2000

Federal statutory income tax rate	35.0%	35.0%	35.0%
Net state tax liability	1.0	3.2	2.9
Property-related items	–	1.5	1.7
Effect of closed tax years and resolved issues	–	(4.4)	(11.6)
Tax credits	(1.3)	(1.5)	(1.7)
Tax exempt interest	–	–	(0.3)
Corporate owned life insurance	–	(0.5)	(0.8)
All other differences	(1.9)	1.2	1.0

Consolidated effective income tax rate	32.8%	34.5%	26.2%

Deferred tax assets and liabilities consist of the following (thousands of dollars):

DECEMBER 31,	2002	2001

Deferred tax assets:
Deferred income taxes for future amortization of ITC	$8,574	$9,280
Employee benefits	25,650	23,214
Alternative minimum tax	23,874	–
Other	4,195	6,601
Valuation Allowance	–	–

	62,293	39,095

Deferred tax liabilities:
Property-related items, including accelerated depreciation	247,954	208,285
Regulatory balancing accounts	4,349	33,436
Property-related items previously flowed through	13,609	13,713
Unamortized ITC	13,801	14,668
Debt-related costs	4,378	4,792
Other	4,476	6,159

	288,567	281,053

Net deferred tax liabilities	$226,274	$241,958

Current	$(3,084)	$24,154
Noncurrent	229,358	217,804

Net deferred tax liabilities	$226,274	$241,958

NOTE 11 SEGMENT INFORMATION

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

The accounting policies of the reported segments are the same as those described within Note 1 –Summary of Significant Accounting Policies. Northern accounts for the services provided to Southwest at contractual (market) prices. At December 31, 2002 and 2001, consolidated accounts receivable included $6 million and $4.3 million, respectively, which were not eliminated during consolidation.

The financial information pertaining to the natural gas operations and construction services segments for each of the three years in the period ended December 31, 2002 is as follows (thousands of dollars):

2002	Gas Operations	Construction Services	Adjustments	Total

Revenues from unaffiliated customers	$1,115,900	$134,625		$1,250,525
Intersegment sales	–	70,384		70,384

Total	$1,115,900	$205,009		$1,320,909

Interest expense	$78,505	$1,466		$79,971

Depreciation and amortization	$115,175	$15,035		$130,210

Income tax expense	$18,493	$2,924		$21,417

Segment income	$39,228	$4,737		$43,965

Segment assets	$2,290,407	$87,521		$2,377,928

Capital expenditures	$263,576	$19,275		$282,851

2001	Gas Operations	Construction Services	Adjustments	Total

Revenues from unaffiliated customers	$1,193,102	$135,655		$1,328,757
Intersegment sales	–	67,931		67,931

Total	$1,193,102	$203,586		$1,396,688

Interest expense	$78,746	$1,985		$80,731

Depreciation and amortization	$104,498	$13,950		$118,448

Income tax expense	$16,098	$3,487		$19,585

Segment income	$32,626	$4,530		$37,156

Segment assets	$2,289,111	$83,228	$(2,727)	$2,369,612

Capital expenditures	$248,352	$17,228		$265,580

2000	Gas Operations	Construction Services	Adjustments	Total

Revenues from unaffiliated customers	$870,711	$107,686		$978,397
Intersegment sales	–	55,690		55,690

Total	$870,711	$163,376		$1,034,087

Interest expense	$68,892	$1,779		$70,671

Depreciation and amortization	$94,689	$11,951		$106,640

Income tax expense	$10,277	$3,351		$13,628

Segment income	$33,908	$4,403		$38,311

Segment assets	$2,154,641	$79,790	$(2,094)	$2,232,337

Capital expenditures	$205,161	$18,079		$223,240

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

NOTE 12 QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended

	March 31	June 30	September 30	December 31

(thousands of dollars, except per share amounts)

2002
Operating revenues	$499,501	$261,123	$223,863	$336,422
Operating income (loss)	80,317	7,044	(3,337)	62,475
Net income (loss)	42,896	(20,610)	(16,136)	37,815
Basic earnings (loss) per common share*	1.32	(0.63)	(0.49)	1.14
Diluted earnings (loss) per common share*	1.30	(0.63)	(0.49)	1.13

2001
Operating revenues	$487,498	$278,960	$246,094	$384,136
Operating income (loss)	74,106	1,111	(4,597)	63,363
Net income (loss)	33,809	(11,140)	(16,488)	30,975
Basic earnings (loss) per common share*	1.06	(0.35)	(0.51)	0.96
Diluted earnings (loss) per common share*	1.05	(0.35)	(0.51)	0.95

2000
Operating revenues	$296,815	$197,634	$198,962	$340,676
Operating income (loss)	56,619	2,583	(4,197)	73,625
Net income (loss)	25,198	(9,729)	(9,680)	32,522
Basic earnings (loss) per common share*	0.81	(0.31)	(0.31)	1.03
Diluted earnings (loss) per common share*	0.80	(0.31)	(0.31)	1.02

* The sum of quarterly earnings (loss) per average common share may not equal the annual earnings (loss) per share due to the ongoing change in the weighted average number of common shares outstanding.

The demand for natural gas is seasonal, and it is the opinion of management that comparisons of earnings for the interim periods do not reliably reflect overall trends and changes in the operations of the Company. Also, the timing of general rate relief can have a significant impact on earnings for interim periods. See Management’s Discussion and Analysis for additional discussion of operating results.

NOTE 13 MERGER-RELATED LITIGATION SETTLEMENTS

Litigation related to the now terminated acquisition of the Company by ONEOK, Inc. (ONEOK) and the rejection of competing offers from Southern Union Company (Southern Union) was resolved during 2002. In August 2002, the Company reached final settlements with both Southern Union and ONEOK related to this litigation. The Company paid Southern Union $17.5 million to resolve all remaining Southern Union claims against the Company and its officers. ONEOK paid the Company $3 million to resolve all claims between the Company and ONEOK. The net after-tax impact of the settlements was a $9 million charge and was reflected in the second quarter 2002 financial statements. The Company and one of its insurance providers were in dispute over whether the insurance coverage applied to the Southern Union settlement and related litigation defense costs. Because of the dispute, the Company did not recognize any benefit for potential insurance recoveries related to the Southern Union settlement in the second quarter.

In December 2002, the Company negotiated a $16.25 million settlement with the insurance provider related to the coverage dispute. Income from the settlement was recognized in the fourth quarter of 2002 and amounted to $9 million after-tax.

Report of Independent Accountants

To the Shareholders of

Southwest Gas Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Southwest Gas Corporation and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001 and for the two years then ended were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those statements in their report dated February 8, 2002.

PricewaterhouseCoopers LLP

Los Angeles, California

March 3, 2003

Report of Independent Public Accountants

To the Shareholders of

Southwest Gas Corporation:

We have audited the accompanying consolidated balance sheets of Southwest Gas Corporation (a California corporation) and its subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Southwest Gas Corporation and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Las Vegas, Nevada

February 8, 2002

The aforementioned report on the consolidated balance sheets of Southwest Gas Corporation and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001 is a copy of a previously issued Arthur Andersen LLP report. Arthur Andersen LLP has not reissued this report.

Shareholder Information

Stock Listing Information

Southwest Gas Corporation’s common stock is listed on the New York Stock Exchange under the ticker symbol “SWX.” Quotes may be obtained in daily financial newspapers or some local newspapers where it is listed under “SoWestGas.”

Annual Meeting

The Annual Meeting of Shareholders will be held on May 8, 2003 at 10:00 a.m. at the Rio Suites Hotel and Casino, I-15 and Flamingo Road, Las Vegas, Nevada.

Dividend Reinvestment and Stock Purchase Plan

The Southwest Gas Corporation Dividend Reinvestment and Stock Purchase Plan (DRSPP) provides its shareholders, natural gas customers, employees and residents of Arizona, California and Nevada with a simple and convenient method of investing cash dividends in additional shares of the Company’s common stock without payment of any brokerage commission.

The DRSPP features include:

Initial investments of $100, up to $100,000 annually Automatic investing

No commissions on purchases

Safekeeping for common stock certificates

For more information contact:

Shareholder Services, Southwest Gas

Corporation, P.O. Box 98511, Las Vegas, NV

89193-8511 or call (800) 331-1119.

Dividends

Dividends on common stock are declared quarterly by the Board of Directors. As a general rule, they are payable on the first day of March, June, September and December.

Investor Relations

Southwest Gas Corporation is committed to providing relevant and complete investment information to shareholders, individual investors and members of the investment community. Additional copies of the Company’s 2002 Annual Report on Form 10-K, without exhibits, as filed with the Securities and Exchange Commission may be obtained upon request free of charge. Additional financial information may be obtained by contacting Kenneth J. Kenny, Investor Relations, Southwest Gas Corporation, P. O. Box 98510, Las Vegas, NV 89193-8510 or by calling (702) 876-7237.

Southwest Gas Corporation information is also available on the Internet at www.swgas.com. For non-financial information, please call (702) 876-7011

Transfer Agent

Shareholder Services

Southwest Gas Corporation

P.O. Box 98511

Las Vegas, NV 89193-8511

Registrar

Southwest Gas Corporation

P.O. Box 98510

Las Vegas, NV 89193-8510

Auditors

PricewaterhouseCoopers

350 S. Grand Avenue

Los Angeles, CA 90071