Form 10-K, Exhibit 13
period 2005-12-31
SOUTHWEST GAS CORP
filed 2006-03-10
CIK 92416

Exhibit 13.01

Consolidated Selected Financial Statistics

Year Ended December 31,	2005	2004	2003	2002	2001
(Thousands of dollars, except per share amounts)
Operating revenues	$1,714,283	$1,477,060	$1,231,004	$1,320,909	$1,396,688
Operating expenses	1,563,635	1,307,293	1,095,899	1,174,410	1,262,705

Operating income	$150,648	$169,767	$135,105	$146,499	$133,983

Net income	$43,823	$56,775	$38,502	$43,965	$37,156

Total assets at year end	$3,228,426	$2,938,116	$2,608,106	$2,432,928	$2,369,612

Capitalization at year end
Common equity	$751,135	$705,676	$630,467	$596,167	$561,200
Mandatorily redeemable preferred trust securities	–	–	–	60,000	60,000
Subordinated debentures	100,000	100,000	100,000	–	–
Long-term debt	1,224,898	1,162,936	1,121,164	1,092,148	796,351

	$2,076,033	$1,968,612	$1,851,631	$1,748,315	$1,417,551

Common stock data
Return on average common equity	5.9%	8.5%	6.3%	7.5%	6.8%
Earnings per share	$1.15	$1.61	$1.14	$1.33	$1.16
Diluted earnings per share	$1.14	$1.60	$1.13	$1.32	$1.15
Dividends paid per share	$0.82	$0.82	$0.82	$0.82	$0.82
Payout ratio	71%	51%	72%	62%	71%
Book value per share at year end	$19.10	$19.18	$18.42	$17.91	$17.27
Market value per share at year end	$26.40	$25.40	$22.45	$23.45	$22.35
Market value per share to book value per share	138%	132%	122%	131%	129%
Common shares outstanding at year end (000)	39,328	36,794	34,232	33,289	32,493
Number of common shareholders at year end	23,571	23,743	22,616	22,119	23,243
Ratio of earnings to fixed charges	1.70	1.93	1.60	1.68	1.59

Natural Gas Operations

Year Ended December 31,	2005	2004	2003	2002	2001
(Thousands of dollars)
Sales	$1,401,329	$1,211,019	$984,966	$1,069,917	$1,149,918
Transportation	53,928	51,033	49,387	45,983	43,184

Operating revenue	1,455,257	1,262,052	1,034,353	1,115,900	1,193,102
Net cost of gas sold	828,131	645,766	482,503	563,379	677,547

Operating margin	627,126	616,286	551,850	552,521	515,555
Expenses
Operations and maintenance	314,437	290,800	266,862	264,188	253,026
Depreciation and amortization	137,981	130,515	120,791	115,175	104,498
Taxes other than income taxes	39,040	37,669	35,910	34,565	32,780

Operating income	$135,668	$157,302	$128,287	$138,593	$125,251

Contribution to consolidated net income	$33,670	$48,354	$34,211	$39,228	$32,626

Total assets at year end	$3,103,804	$2,843,199	$2,528,332	$2,345,407	$2,289,111

Net gas plant at year end	$2,489,147	$2,335,992	$2,175,736	$2,034,459	$1,825,571

Construction expenditures and property additions	$258,547	$274,748	$228,288	$263,576	$248,352

Cash flow, net
From operating activities	$214,036	$124,135	$187,122	$281,329	$103,848
From investing activities	(254,120)	(272,458)	(249,300)	(243,373)	(246,462)
From financing activities	57,763	143,086	60,815	(49,187)	154,727

Net change in cash	$17,679	$(5,237)	$(1,363)	$(11,231)	$12,113

Total throughput (thousands of therms)
Residential	650,465	667,174	593,048	588,215	589,943
Small commercial	300,072	303,844	279,154	280,271	279,965
Large commercial	111,839	104,899	100,422	121,500	107,583
Industrial/Other	156,542	163,856	157,305	224,055	283,772
Transportation	1,273,964	1,258,265	1,336,901	1,325,149	1,268,203

Total throughput	2,492,882	2,498,038	2,466,830	2,539,190	2,529,466

Weighted average cost of gas purchased ($/therm)	$0.71	$0.57	$0.46	$0.38	$0.55
Customers at year end	1,713,000	1,613,000	1,531,000	1,455,000	1,397,000
Employees at year end	2,590	2,548	2,550	2,546	2,507
Degree days – actual	1,735	1,953	1,772	1,912	1,963
Degree days – ten-year average	1,956	1,913	1,931	1,963	1,970

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

The following discussion of Southwest Gas Corporation and subsidiaries (the “Company”) includes information related to regulated natural gas transmission and distribution activities and non-regulated activities.

The Company is composed of two business segments: natural gas operations (“Southwest” or the “natural gas operations” segment) and construction services. Southwest is engaged in the business of purchasing, transporting, and distributing natural gas in portions of Arizona, Nevada, and California. Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of central and southern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor and transporter of natural gas in Nevada, serving the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area and the high desert and mountain areas in San Bernardino County.

Northern Pipeline Construction Co. (“NPL” or the “construction services” segment), a wholly owned subsidiary, is a full-service underground piping contractor that provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

Consolidated Results of Operations

Year ended December 31,	2005	2004	2003
(Thousands of dollars, except per share amounts)
Contribution to net income
Natural gas operations	$33,670	$48,354	$34,211
Construction services	10,153	8,421	4,291

Net income	$43,823	$56,775	$38,502

Basic earnings per share
Natural gas operations	$0.88	$1.37	$1.01
Construction services	0.27	0.24	0.13

Consolidated	$1.15	$1.61	$1.14

Consolidated results of operations declined in 2005 compared to 2004. There were two principal factors contributing to the decline. The gas distribution segment experienced much warmer-than-normal temperatures during 2005 which unfavorably impacted operating margin between periods and operating expenses in 2005 included a $10 million nonrecurring charge related to an injuries and damages incident (more fully described in Capital Resources and Liquidity – Insurance Coverage below). These unfavorable variances were partly offset by an improved contribution from the Company’s construction services segment.

See separate discussions at Results of Natural Gas Operations and Results of Construction Services. Average shares outstanding increased by 2.9 million between 2005 and 2004, and 1.4 million between 2004 and 2003, primarily resulting from at-the-market offerings through the Equity Shelf Program and continuing issuances under the Company’s various stock plans. The Equity Shelf Program was fully issued as of September 30, 2005. See separate discussion at Capital Resources and Liquidity.

As reflected in the table above, the natural gas operations segment accounted for an average of 84 percent of consolidated net income over the past three years. As such, management’s discussion and analysis is primarily focused on that segment.

Southwest’s operating revenues are recognized from the distribution and transportation of natural gas (and related services) to customers. Operating margin is the measure of gas operating revenues less the net cost of gas sold. Management uses operating margin as a main benchmark in comparing operating results from period to period. The three principal factors affecting operating margin are general rate relief, weather, and customer growth.

General Rate Relief. Rates charged to customers vary according to customer class and rate jurisdiction and are set by the individual state and federal regulatory commissions that govern Southwest’s service territories. Southwest makes periodic filings for rate adjustments as the costs of providing service (including the cost of natural gas purchased) change and as additional investments in new or replacement pipeline and related facilities are made. General rate relief in California and Nevada provided an $8 million increase in margin during 2005 when compared to 2004. Of equal importance, improvements in rate design have mitigated the impacts of weather and conservation on margin volatility for nearly half of Southwest’s business. (See the section on Rates and Regulatory Proceedings for additional information). Rates are intended to provide for recovery of all prudently incurred costs and provide a reasonable return on investment. The mix of fixed and variable components in rates assigned to various customer classes (rate design) can significantly impact the operating margin actually realized by Southwest.

In February 2006, the Arizona Corporation Commission (“ACC”) rendered a decision that increased rates in Arizona by $49.3 million. See the section on Rates and Regulatory Proceedings for additional information.

Weather. Weather is a significant driver of natural gas volumes used by residential and small commercial customers and is the main reason for volatility in margin. Space heating-related volumes are the primary component of billings for these customer classes and are concentrated in the months of November to April for the majority of the Company’s customers. Variances in temperatures from normal levels, especially during these months, have a significant impact on the margin and associated net income of the Company. Warm temperatures in 2005, compared with the more normal temperatures experienced in 2004, resulted in a $17 million decrease in margin between years. Much of this variance occurred in the Company’s Arizona service territories where rates are highly leveraged and, therefore, operating margin is highly susceptible to variances in usage due to weather.

Customer Growth. As of December 31, 2005, Southwest had 1,713,000 residential, commercial, industrial, and other natural gas customers, of which 930,000 customers were located in Arizona, 613,000 in Nevada, and 170,000 in California. Residential and commercial customers represented over 99 percent of the total customer base. During 2005, Southwest added 81,000 customers (excluding 19,000 customers associated with the acquisition of the South Lake Tahoe gas distribution properties of Avista Corporation (“Avista”) in April 2005), a five percent increase, of which 40,000 customers were added in Arizona, 34,000 in Nevada, and 7,000 in California. These additions are largely attributed to population growth in the service areas. Based on current commitments from builders, customer growth, excluding acquisitions, is expected to be approximately five percent in 2006. During 2005, 52 percent of operating margin was earned in Arizona, 37 percent in Nevada, and 11 percent in California. During this same period, Southwest earned 86 percent of operating margin from residential and small commercial customers, 5 percent from other sales customers, and 9 percent from transportation customers. These general patterns are expected to continue.

Customer growth, excluding acquisitions, has averaged five percent annually over the past ten years and five percent annually during the past three years. Incremental margin ($20 million in 2005) has accompanied this customer growth, but the costs associated with creating and maintaining the infrastructure needed to accommodate these customers also have been significant. The timing of including these costs in rates is often delayed (regulatory lag) and results in a reduction of current-period earnings.

Management has attempted to mitigate the regulatory lag associated with growth by being judicious in its staffing levels through the effective use of technology. During the past decade, while adding nearly 684,000 customers, Southwest only increased staffing levels by 210. During this same period, Southwest’s customer to employee ratio has climbed from 432/1 to 661/1, one of the best in the industry. It has accomplished this without sacrificing service quality. Examples of technological improvements over the last few years include electronic order routing, an electronic mapping system and, most recently, a work management system. Over the next few years, Southwest plans to expand the use of electronic meter reading technology to achieve additional efficiencies.

Management has also attempted to mitigate the regulatory lag associated with growth by seizing strategic growth opportunities. For example, in April 2005, the Company purchased the natural gas distribution properties of Avista in South Lake Tahoe, California, adding approximately 19,000 customers. Southwest already served the North Lake Tahoe area in Nevada, and was therefore able to efficiently assimilate the acquired property into its operations.

Customer growth requires significant capital outlays for new transmission and distribution plant. Necessary financing of activities supporting continued construction occurred during 2005. Industrial Development Revenue Bonds (“IDRBs”) are periodically issued by municipalities in the Company’s service territories on behalf of the Company to fund specific development projects. In October 2005, the Company issued $100 million in Clark County, Nevada IDRBs. The net proceeds from the 4.85% tax-exempt bonds are being used to expand and upgrade facilities in southern Nevada. The Company also issued 2.5 million shares of common stock through its various stock plans receiving $64.1 million in net proceeds in 2005. The Company expanded its $250 million credit facility to $300 million in April 2005. (See the section on 2005 Financing Activity for additional information.) In addition, in 2005, Southwest offset capital outlays by collecting approximately $25.6 million in net advances and contributions from third-party contractors.

The results of the natural gas operations segment and the overall results of the Company are heavily dependent upon the three components noted previously (general rate relief, weather, and customer growth). Significant changes in these components (primarily weather) have contributed to somewhat volatile earnings. Management continues to work with its regulatory commissions in designing rate structures that strive to provide affordable and reliable service to its customers while mitigating the volatility in prices to customers and stabilizing returns to investors. While progress has been made in Nevada and California, in Arizona, where 54 percent of the Company’s customer base resides, the ACC has been slow to assist Company efforts to improve rate design.

Natural Gas Costs

In 2005, the net cost of gas sold increased 28 percent from the prior year due to higher natural gas prices. The price of natural gas has increased dramatically over the past several years. Since December 2004, prices have increased to record levels, particularly following the occurrences of Hurricanes Katrina and Rita during the third quarter of 2005 which caused supply interruptions and damaged natural gas production facilities in the U.S. Gulf of Mexico. Increased demand from recently constructed natural gas-fueled electric generating plants has also affected the price of natural gas. Natural gas prices are expected to remain high through 2006. Sustained high prices can result in increased under-collected PGA balances and thereby temporarily reduce operating cash flows until rate relief is granted to recover the higher costs. See the section on PGA Filings for additional information.

Results of Construction Services Operations

The Company’s construction subsidiary, NPL, increased its contribution to consolidated net income by $1.7 million in 2005 when compared to the prior year. The increase was primarily due to overall revenue growth, coupled with an improvement in the number of profitable bid jobs, and a favorable equipment resale market in the current year.

The convergence of favorable factors that resulted in the 2005 increase in contribution from construction services may not be repeatable in future periods. The amount of work received under existing blanket contracts, the amount of bid work, and the equipment resale market vary from year-to-year.

Results of Natural Gas Operations

Year Ended December 31,	2005	2004	2003
(Thousands of dollars)
Gas operating revenues	$1,455,257	$1,262,052	$1,034,353
Net cost of gas sold	828,131	645,766	482,503

Operating margin	627,126	616,286	551,850
Operations and maintenance expense	314,437	290,800	266,862
Depreciation and amortization	137,981	130,515	120,791
Taxes other than income taxes	39,040	37,669	35,910

Operating income	135,668	157,302	128,287
Other income (expense)	5,087	1,611	2,955
Net interest deductions	81,595	78,137	76,251
Net interest deductions on subordinated debentures	7,723	7,724	2,680
Preferred securities distributions	–	–	4,180

Income before income taxes	51,437	73,052	48,131
Income tax expense	17,767	24,698	13,920

Contribution to consolidated net income	$33,670	$48,354	$34,211

2005 vs. 2004

Contribution from natural gas operations decreased $14.7 million in 2005 compared to 2004. The decrease was principally the result of higher operating expenses, including a nonrecurring provision for an injuries and damages case, partially offset by improved, but lower than expected, operating margin.

Operating margin increased approximately $11 million in 2005 as compared to 2004. During 2005, the Company added 81,000 customers (excluding 19,000 customers associated with an acquisition in South Lake Tahoe area), a growth rate of five percent. New customers contributed $20 million in incremental margin. Differences in heating demand primarily caused by weather variations between periods resulted in a $17 million margin decrease as warmer-than-normal temperatures were experienced during 2005, especially in Arizona where rates are highly leveraged, making operating margin highly susceptible to variances in usage due to weather. Rate relief in California and Nevada provided $8 million in new operating margin.

Operations and maintenance expense increased $23.6 million, or eight percent, compared to 2004. A significant component of the variance related to a $10 million nonrecurring provision for an injuries and damages case (see Insurance Coverage below for more information). The increase also reflects general cost increases and incremental costs associated with providing service to a growing customer base. Factors contributing to the increase included higher insurance premiums, uncollectible expenses, employee-related costs, and compliance costs. The prior period included $2.3 million in lease payments for an LNG facility which was purchased in December 2004.

Depreciation expense and general taxes increased $8.8 million, or five percent, as a result of construction activities. Average gas plant in service increased $248 million, or eight percent, as compared to 2004. The increase reflects ongoing capital expenditures for the upgrade of existing operating facilities, the expansion of the system to accommodate continued customer growth, and the purchase of the South Lake Tahoe properties.

Other income (expense) increased $3.5 million compared to 2004. Returns on long-term investments improved by approximately $1.2 million during 2005. The current period also includes an $800,000 improvement in interest income primarily associated with the unrecovered balance of deferred purchased gas costs and a $900,000 increase in the allowance for equity funds used during construction.

Net financing costs rose $3.5 million, or four percent, between years primarily due to an increase in average debt outstanding to help finance growth and higher rates on variable-rate debt.

Income tax expense in 2004 included $1.6 million of income tax benefits based on an analysis of current and deferred taxes following the completion of general rate cases and the closure of federal tax year 2000.

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

Operations and maintenance expense increased $23.9 million, or nine percent, compared to 2003. The increase reflected general increases in labor and maintenance costs along with incremental operating expenses associated with serving additional customers. Additional factors included increases in insurance premiums, employee-related costs, and costs to develop energy efficient technology.

Depreciation expense and general taxes increased $11.5 million, or seven percent, as a result of construction activities. Average gas plant in service increased $249 million, or nine percent, as compared to 2003. The increase reflected ongoing capital expenditures for the upgrade of existing operating facilities and the expansion of the system to accommodate continued customer growth.

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

Rates and Regulatory Proceedings

Arizona General Rate Case.  In December 2004, Southwest filed a general rate application with the ACC for its Arizona rate jurisdiction. The application sought authorization to increase operating revenues by $70.8 million, and was subsequently reduced by Southwest to $66.9 million. The request was the result of increases in fixed operating costs and investment in infrastructure to serve new customers, coupled with a rate structure that has hindered Southwest’s ability to earn the return authorized by the ACC. The Company asked the ACC to restructure residential rates to separate the recovery of fixed operating costs from the volume of gas it sells and also proposed revising rates to shift a portion of the recovery of its fixed operating costs away from cold weather consumption. Southwest also requested a conservation tracker to mitigate margin volatility due to weather and other usage variations. In July 2005, the two primary intervening parties in the case, the ACC Staff and the Residential Utility Consumer Office (“RUCO”), filed testimony in the case. Both parties separately advocated revenue increases which approximated two-thirds of the amount filed for, although their positions on a number of matters differed. In addition, neither party supported all of Southwest’s proposed rate design changes or the balancing account mechanism. The hearing process was completed in October 2005. In February 2006, the ACC approved a $49.3 million increase in operating revenues, effective March 2006. The decision did not include the rate design changes or the conservation tracker Southwest had requested. While the ACC did authorize an increase in the customer charge by $1.70 per month, the rate design approved continues to expose customers, investors and the Company to the risks associated with weather volatility. The ACC did however encourage Southwest to work with the ACC Staff and other interested parties prospectively to seek rate design alternatives that will provide benefits to all affected stakeholders.

California Attrition Filing.  In October 2005, Southwest made its annual attrition filing requesting a $4.5 million increase in operating margin. The effective date of new rates was originally anticipated to be January 2006. The Office of Rate Payer Advocates (“ORA”) filed a protest to the attrition filing disagreeing with the Company’s calculation. As a result of the protest, the Energy Division suspended the filing. In December 2005, Southwest filed a motion requesting authorization to establish a memorandum account to track the related revenue shortfall between the existing and proposed rates in the attrition filing. The Company expects a California Public Utilities Commission (“CPUC”) decision resolving this matter in the second quarter of 2006.

Nevada Weather Normalization Adjustment Provision.  In March 2005, Southwest filed an application requesting the Public Utilities Commission of Nevada (“PUCN”) to approve a weather normalization adjustment provision in advance of the Company’s next general rate case. This filing requested that winter season billing volumes for weather sensitive customers be adjusted to reflect consumption variations that can be attributed to departures from normal weather. In the second quarter of 2005, the PUCN opened an investigation/rulemaking docket to address the issue of weather normalization, and in November 2005, the PUCN requested additional information to be submitted by May 2006. Southwest expects the PUCN to issue guidelines during 2006 regarding the methodology to be used in any future mechanisms, which the Company could propose in its next general rate application.

FERC Jurisdiction.  As a condition of the leased Liquified Natural Gas (“LNG”) facilities acquisition and settlement in 2004, Paiute filed a general rate case with the Federal Energy Regulatory Commission (“FERC”) in January 2005 to reestablish its transportation and storage rates. During the course of the negotiation of the LNG settlement, Paiute was able to secure long-term customer commitments for the full capacity of the LNG storage facility, based upon its representations to the storage customers that its storage service rates would be reduced by approximately 26 percent as a result of Paiute’s negotiated purchase price for the previously leased LNG facilities. In November 2005, the FERC approved an uncontested settlement that resolved all rate case related issues. The settlement rates were developed based on a pre-tax rate of return of 12.29%, which provides a return on equity of 11.80% based on a hypothetical capital structure with 45 percent equity. Under the settlement, Paiute’s authorized firm transportation revenue, including incrementally priced facilities, will decrease by approximately $300,000 per year and storage revenues will be reduced by approximately 28 percent, or $2.2 million per year. The new storage and transportation rates were implemented in March and August 2005, respectively, subject to refund. As a result of the rate case, in 2005 Paiute accrued $1.7 million for refunds to customers. These amounts were refunded in February 2006.

PGA Filings

The rate schedules in all of Southwest’s service territories contain provisions that permit adjustments to rates as the cost of purchased gas changes. These deferred energy provisions and purchased gas adjustment clauses are collectively referred to as “PGA” clauses. Filings to change rates in accordance with PGA clauses are subject to audit by state regulatory commission staffs. PGA changes impact cash flows but have no direct impact on profit margin. Southwest had the following outstanding PGA balances receivable at the end of its two most recent fiscal years (millions of dollars):

	2005	2004
Arizona	$46.8	$15.3
Northern Nevada	12.6	13.1
Southern Nevada	39.4	41.9
California	10.6	11.8

	$109.4	$82.1

Arizona PGA Filings.  In Arizona, Southwest adjusts rates monthly for changes in purchased gas costs, within pre-established limits. During the first quarter of 2006, the ACC approved an increase in the pre-established limit from $0.10 to $0.13 per therm. In addition the ACC approved the implementation of a temporary PGA surcharge of $0.11 per therm to pass through higher costs of natural gas incurred during 2005. These changes will facilitate the recovery of the 2005 end-of-year under-recovered gas cost balance.

Nevada Deferred Energy Adjustment Filing.  In May 2005, the Company made an annual filing for its southern and northern Nevada rate jurisdictions, pursuant to temporary regulations adopted by the PUCN during the same month. These regulations replaced the PGA provisions in the Company’s Nevada Gas Tariff. The PUCN issued an order in October 2005 approving a $62.3 million annual increase in southern Nevada and a $16 million annual increase in northern Nevada effective November 2005. The increases are based on projected gas costs and will amortize the current under-collected Nevada PGA balances.

The temporary regulations above will be affected by another purchased gas related proceeding, prompted by Nevada Senate Bill No. 238. Senate Bill No. 238, which became effective in October 2005, provides for quarterly gas cost adjustments calculated on a twelve-month rolling average. These adjustments will be made effective immediately upon filing each quarter, but are subject to an annual prudence review and audit of the natural gas costs incurred. The Company anticipates filing its first quarterly adjustment in mid-2006.

California Gas Incentive Mechanism.  In California, a monthly gas cost adjustment based on forecasted monthly prices is utilized. Monthly adjustments are designed to provide a more timely recovery of gas costs and to send appropriate pricing signals to customers. As part of the CPUC’s decision in the Company’s last general rate case, Southwest was encouraged to propose a Gas Cost Incentive Mechanism (“GCIM”). A GCIM is designed to provide greater incentive to reduce gas costs than exists under traditional regulation, encourage reasonable risk taking, and reduce administrative burden.

In November 2004, the Company filed for a GCIM using attributes similar to those used by other California utilities. The plan provides for savings or penalties for gas costs incurred as compared to a predetermined range surrounding an established benchmark. Any savings or penalties outside the range, neither of which are expected to be significant, would then be shared on an annual basis by ratepayers and shareholders based upon an authorized percentage. The CPUC approved the GCIM, as proposed, effective May 2005. The Company made its first filing under the GCIM in January 2006. As expected, the amount of shared savings contained in the filing was not significant.

Other Filings

El Paso Transmission System.  In June 2005, El Paso Natural Gas Company (“El Paso”) filed a general rate case application with the FERC. (Southwest is dependent upon El Paso for the transportation of natural gas for virtually all of its Arizona service territories and part of its southern Nevada service territories.) As part of its application, which is the first since the conversion of full requirements customers like Southwest to contract demand services, El Paso proposed various tariff changes along with new service offerings. It is estimated that the impact of the proposed rate increase will be an annual increase in gas transportation costs to Southwest of as much as $44 million. The new rates became effective January 2006, subject to refund. However, the implementation of new services and certain overrun and imbalance penalty charges proposed in El Paso’s application has been deferred to April 2006. It is anticipated that any additional costs to Southwest resulting from El Paso’s filing will be collected from customers through the PGA mechanism.

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

Southwest continues to experience high customer growth. This growth has required significant capital outlays for new transmission and distribution plant, to keep up with consumer demand. During the three-year period ended December 31, 2005, total gas plant increased from $2.8 billion to $3.5 billion, or at an annual rate of eight percent. Customer growth was the primary reason for the plant increase as Southwest added 258,000 net new customers (including 19,000 customers acquired in the South Lake Tahoe area) during the three-year period.

During 2005, construction expenditures for the natural gas operations segment were $259 million (excluding the $15.2 million South Lake Tahoe acquisition in April 2005). Approximately 77 percent of these expenditures represented new construction and the balance represented costs associated with routine replacement of existing transmission, distribution, and general plant. Cash flows from operating activities of Southwest (net of dividends) provided $183 million of the required capital resources pertaining to total capital expenditures in 2005. The remainder was provided from external financing activities and existing credit facilities. Operating cash flows in 2005 were negatively impacted by natural gas prices as under-collected PGA balances have increased from $82.1 million at December 31, 2004 to $109.4 million at December 31, 2005. Southwest utilizes short-term borrowings to temporarily finance under-collected PGA balances.

Asset Purchases

In April 2005, the Company purchased the natural gas distribution properties of Avista in South Lake Tahoe, California, which included approximately 19,000 customers. The cash purchase price for the properties was $15.2 million, net of post-closing adjustments. The properties were integrated into the northern Nevada operations of Southwest, which include contiguous gas properties in the Lake Tahoe Basin. Southwest assumed the rates in effect at the time of closing the purchase. The purchase price was financed using existing credit facilities.

2005 Financing Activity

The Company has a universal shelf registration statement providing for the issuance and sale of registered securities, which may consist of secured debt, unsecured debt, preferred stock, or common stock. In May 2004, $60 million of the available capacity was designated for issuance as common stock under an equity shelf program, (the “2004 Equity Shelf Program”). During 2005, approximately 1 million shares were issued under the 2004 Equity Shelf Program with gross proceeds of $25.9 million, agent commissions of $258,000, and net proceeds of $25.6 million. The 2004 Equity Shelf Program was fully issued as of September 30, 2005. At December 31, 2005, the Company had $140 million in securities available for issuance under the universal shelf registration statement.

During 2005, the Company issued approximately 1.5 million additional shares through its Dividend Reinvestment and Stock Purchase Plan (“DRSPP”), Employees’ Investment Plan, Management Incentive Plan, and Stock Incentive Plan. In July 2005, the Company registered 750,000 additional shares of common stock with the SEC for issuance under the Employees’ Investment Plan.

In October 2005, the Company issued $100 million (unregistered securities) in Clark County, Nevada, 4.85% Series 2005A IDRBs. The IDRBs were issued at a discount of 0.75% and are due October 2035. At December 31, 2005, $24.6 million in proceeds from the new IDRBs remained in trust. The proceeds from the IDRBs are being used by Southwest to expand and upgrade facilities in Clark County, Nevada.

2006 Construction Expenditures and Financing

Southwest estimates construction expenditures during the three-year period ending December 31, 2008 will be approximately $778 million. Of this amount, approximately $284 million are expected to be incurred in 2006. During the three-year period, cash flow from operating activities (net of dividends) is estimated to fund over 90 percent of the gas operations’ total construction expenditures, assuming timely recovery of currently deferred PGA balances. Southwest also has $117 million in long-term debt maturities over the three-year period. The Company expects to raise $75 million to $100 million from its various common stock programs. IDRB funds held in trust will provide $24.6 million. The remaining cash requirements are expected to be provided by other external financing sources. The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, growth levels in Southwest service areas, and earnings. These external financings may include the issuance of both debt and equity securities, bank and other short-term borrowings, and other forms of financing.

Off-Balance Sheet Arrangements

All Company debt is recorded on its balance sheets. The Company has long-term operating leases, which are described in Note 2 – Utility Plant of the Notes to Consolidated Financial Statements. No debt instruments have credit triggers or other clauses that result in default if Company bond ratings are lowered by rating agencies. Certain Company debt instruments contain securities ratings covenants that, if set in motion, would increase financing costs. To date, the Company has not incurred any increased financing costs as a result of these covenants.

Contractual Obligations

Obligations under long-term debt, gas purchase obligations and significant non-cancelable operating leases at December 31, 2005 were as follows (millions of dollars):

	Payments due by period
Contractual Obligations	Total	2006	2007-2008	2009-2010	Thereafter
Short-term debt (Note 7)	$24	$24	$–	$–	$–
Subordinated debentures to Southwest Gas Capital II (Note 5) (a)	391	8	15	15	353
Long-term debt (Note 6) (a)	2,324	154	191	283	1,696
Operating leases (Note 2)	37	6	10	6	15
Gas purchase obligations (b)	593	411	182	–	–
Pipeline capacity (c)	693	98	197	185	213
Other commitments	18	6	6	3	3

Total	$4,080	$707	$601	$492	$2,280

(a)	Includes scheduled principal and interest payments over the life of the debt.
(b)	Includes fixed price and variable rate gas purchase contracts covering approximately 119 million dekatherms. Fixed price contracts range in price from $4.46 to $10.44 per dekatherm. Variable price contracts reflect minimum contractual obligations.
(c)	Southwest has pipeline capacity contracts for firm transportation service, both on a short- and long-term basis, with several companies for all of its service territories. Southwest also has interruptible contracts in place that allow additional capacity to be acquired should an unforeseen need arise. Costs associated with these pipeline capacity contracts are a component of the cost of gas sold and are recovered from customers primarily through the PGA mechanism.

Estimated funding for pension and other postretirement benefits during calendar year 2006 is $24 million.

Liquidity

Liquidity refers to the ability of an enterprise to generate adequate amounts of cash to meet its cash requirements. Several general factors that could significantly affect capital resources and liquidity in future years include inflation, growth in Southwest’s service territories, changes in income tax laws, changes in the ratemaking policies of regulatory commissions, interest rates, variability of natural gas prices, and the level of Company earnings.

The price of natural gas has increased dramatically over the past several years. Since December 2004, prices have increased to record levels, particularly following the occurrences of Hurricanes Katrina and Rita during the third quarter of 2005 which caused supply interruptions and damaged natural gas production facilities in the U.S. Gulf of Mexico, and in December 2005 after the first substantial cold weather hit the United States. Increased demand from recently constructed natural gas-fueled electric generating plants has also affected the price of natural gas. Prices are generally expected to remain high through 2006.

Southwest periodically enters into fixed-price term contracts to mitigate price volatility. About half of Southwest’s normal weather supply needs for the 2005/2006 heating season were secured using short duration contracts (generally less than one year) which were put in place in 2004 and 2005 at fixed prices ranging from approximately $5 to $9 per dekatherm. Natural gas purchases not covered by fixed-price contracts are made under variable-price contracts with firm quantities and on the spot market, which is subject to market fluctuations. At the end of 2005, prices for these supplies were generally higher on average than those in the Company’s existing fixed-price contracts. Southwest does not currently utilize other stand-alone derivative financial instruments for speculative purposes, or for hedging. A hedging program utilizing stand-alone derivative instruments to mitigate price volatility is planned starting in 2006. The costs of such derivative financial instruments would be pursued for recovery from customers as part of the PGA mechanisms in each jurisdiction.

The rate schedules in Southwest’s service territories contain PGA clauses which permit adjustments to rates as the cost of purchased gas changes. The PGA mechanism allows Southwest to request to change the gas cost component of the rates charged to its customers to reflect increases or decreases in the price expected to be paid to its suppliers and companies providing interstate pipeline transportation service.

On an interim basis, Southwest generally defers over or under-collections of gas costs to PGA balancing accounts. In addition, Southwest uses this mechanism to either refund amounts over-collected or recoup amounts under-collected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. At December 31, 2005, the combined balances in PGA accounts totaled an under-collection of $109 million versus an under-collection of $82 million at December 31, 2004. See PGA Filings for more information on recent regulatory filings. Southwest utilizes short-term borrowings to temporarily finance under-collected PGA balances. Based on current and forecasted gas prices, Southwest expects its PGA balances to increase during the winter season as average purchase prices will likely exceed recovery rates.

PGA changes affect cash flows but have no direct impact on profit margin. In addition, since Southwest is permitted to accrue interest on PGA balances, the cost of incremental PGA-related short-term borrowings will be largely offset, and there should be no material negative impact to earnings. However, gas cost deferrals and recoveries can impact comparisons between periods of individual income statement components. These include Gas operating revenues, Net cost of gas sold, Net interest deductions and Other income (deductions).

Effective April 2005, the Company replaced its $250 million credit facility, scheduled to expire in May 2007, with a $300 million facility that expires in April 2010. Of the $300 million, $150 million is available for working capital purposes and $150 million is designated long-term debt. Interest rates for the facility are calculated at either the London Interbank Offering Rate plus an applicable margin, or the greater of the prime rate or one-half of one percent plus the Federal Funds rate. The applicable margin on the new credit facility is lower than the applicable margin of the previous facility. The Company currently believes the $150 million designated for working capital purposes is adequate to meet anticipated liquidity needs. At December 31, 2005, $24 million was outstanding on the short-term portion of the credit facility and $150 million was outstanding on the long-term portion.

The Company has a common stock dividend policy which states that common stock dividends will be paid at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles. The quarterly common stock dividend was 20.5 cents per share throughout 2005. The dividend of 20.5 cents per share has been paid quarterly since September 1994.

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

Inflation

Results of operations are impacted by inflation. Natural gas, labor, consulting, and construction costs are the categories most significantly impacted by inflation. Changes to cost of gas are generally recovered through PGA mechanisms and do not significantly impact net earnings. Labor is a component of the cost of service, and construction costs are the primary component of rate base. In order to recover increased costs, and earn a fair return on rate base, general rate cases are filed by Southwest, when deemed necessary, for review and approval by regulatory authorities. Regulatory lag, that is, the time between the date increased costs are incurred and the time such increases are recovered through the ratemaking process, can impact earnings. See Rates and Regulatory Proceedings for a discussion of recent rate case proceedings.

Insurance Coverage

The Company maintains liability insurance for various risks associated with the operation of its natural gas pipelines and facilities. In connection with these liability insurance policies, the Company has been responsible for an initial deductible or self-insured retention amount per incident, after which the insurance carriers would be responsible for amounts up to the policy limits. For the policy year August 2004 to July 2005, the self-insured retention amount associated with general liability claims increased from $1 million per incident to $1 million per incident plus payment of the first $10 million in aggregate claims above $1 million in the policy year. In May 2005, a leaking natural gas line was involved in a fire that severely injured an individual. The leak is believed to have been caused by a rock impinging upon a natural gas line that was installed for Southwest Gas and that is owned and operated by the Company. The Company recorded a $1 million liability related to this incident during the third quarter of 2005 based on preliminary information available at the time. In December 2005, the plaintiffs filed a complaint against the Company claiming $3.4 million in medical bills, $12 million in future medical expenses, and unspecified claims for general and punitive damages. The Company has answered the complaint and denied liability. If the Company was deemed fully or partially responsible, the Company estimates its exposure could be as much as $11 million (the maximum noted above). In December 2005, the Company increased the reserves related to this incident by $10 million, bringing the total liability to the Company’s maximum self-insured retention level of $11 million.

For the policy year August 2005 to July 2006, the Company entered into insurance contracts that limit the Company’s self-insured retention to $1 million per incident plus payment of the first $5 million in aggregate claims above $1 million.

Results of Construction Services

Year Ended December 31,	2005	2004	2003
(Thousands of dollars)
Construction revenues	$259,026	$215,008	$196,651
Cost of construction	237,356	196,792	184,290

Gross profit	21,670	18,216	12,361
General and administrative expenses	6,672	5,742	5,543

Operating income	14,998	12,474	6,818
Other income (expense)	3,009	2,131	1,290
Interest expense	1,009	645	855

Income before income taxes	16,998	13,960	7,253
Income tax expense	6,845	5,539	2,962

Contribution to consolidated net income	$10,153	$8,421	$4,291

2005 vs. 2004

The 2005 contribution to consolidated net income from construction services increased $1.7 million from the prior year. The increase was primarily due to overall revenue growth, coupled with an improvement in the number of profitable bid jobs and a favorable equipment resale market in the current year.

Revenues and gross profit for 2005 reflect an increased workload under existing contracts and an increase in the quantity and profitability of bid work. Favorable working conditions in several operating areas facilitated additional construction activity. The construction revenues above include NPL contracts with Southwest totaling $71.8 million in 2005, $61.6 million in 2004, and $58.9 million in 2003. NPL accounts for the services provided to Southwest at contractual (market) prices.

General and administrative costs increased $930,000 due primarily to the depreciation expense related to the implementation of new computer systems and compliance costs. Other income (expense) increased $878,000 as a result of an increase in gains on sale of equipment. Interest expense rose $364,000 due to additional long-term borrowing for the purchase of new equipment and higher interest rates.

Construction activity is cyclical and can be significantly impacted by changes in general and local economic conditions, including interest rates, employment levels, job growth, and local and federal tax rates. The convergence of favorable factors that resulted in the increase in contribution from construction services may not be repeatable in the future. The amount of work received under existing blanket contracts, the amount of bid work, and the equipment resale market vary from year-to-year.

2004 vs. 2003

The 2004 contribution to consolidated net income from construction services increased $4.1 million from the prior year. The increase was primarily due to overall revenue growth, coupled with an improvement in the number of profitable bid jobs and a favorable equipment resale market in the current year. The improvement between years also reflects the impact of an unfavorable settlement of a $1.3 million insurance claim in 2003.

Revenues and gross profit for 2004 reflected an increased workload under existing contracts and an increase in the quantity and profitability of bid work. Favorable working conditions in several operating areas facilitated additional construction activity.

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

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” SFAS No. 153 is an amendment of Accounting Principles Board Opinion (“APB”) No. 29, “Accounting for Nonmonetary Transactions.” SFAS No. 153 addresses the accounting for exchanges of similar productive assets and eliminates the exception to the fair-value principle for such exchanges, which previously had been accounted for based on the book value of the asset surrendered with no gain recognition. Under SFAS No. 153, using certain criteria, the gain would be recognized currently and not deferred. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company adopted the standard on July 1, 2005. The adoption did not have a material impact on the financial position or results of operations of the Company.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 is a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle, and requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. The provisions of SFAS No. 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of the standard is not expected to have a material impact on the financial position or results of operations of the Company.

In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 is an interpretation of SFAS No. 143, “Accounting for Asset Retirement

Obligations.” FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing or method of settlement. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is designed to clarify when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

Southwest has certain conditional legal obligations related to portions of its system that are subject to limited-duration easements and rights-of-way agreements. However, Southwest has traditionally been able to renew its easements and rights-of-way without having to retire, abandon, or remove facilities, and anticipates no serious difficulties in obtaining future renewals. Southwest does not have any other material legal obligations associated with the abandonment or retirement of its tangible, long-lived assets. The Company adopted the provisions of FIN 47 on December 31, 2005. The adoption did not have a material impact on the financial position or results of operations of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123 (revised 2004) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123 (revised 2004) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement eliminates the alternative to use APB No. 25 and the intrinsic value method of accounting. SFAS No. 123 (revised 2004) requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The provisions of the statement (as amended by the SEC) are effective for the Company beginning January 2006. In 2006, compensation expense is expected to increase by an amount consistent with historical disclosures of pro-forma stock-based employee compensation expense. In conjunction with the adoption of SFAS No. 123 (revised 2004), beginning January 2006, the Company will no longer expense new awards granted to retirement-eligible employees over the anticipated vesting period, but will expense such awards immediately. This change is expected to result in increased compensation expense of approximately $1 million in 2006 due to the acceleration of expense recognition for awards to retirement eligible employees. Thereafter, the impact is not expected to be significant. For more information regarding the effect the original SFAS No. 123 would have had on historical results of operations, see Note 1 – Summary of Significant Accounting Policies, Stock-Based Compensation.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies several other related issues. The provisions of SFAS No. 155 are effective for all financial instruments acquired or issued in the first fiscal year beginning after September 15, 2006. The Company has not evaluated what impact, if any, this standard will have on its financial position or results of operations.

Application of Critical Accounting Policies

A critical accounting policy is one which is very important to the portrayal of the financial condition and results of a company, and requires the most difficult, subjective, or complex judgments of management. The need to make estimates about the effect of items that are uncertain is what makes these judgments difficult, subjective, and/or complex. Management makes subjective judgments about the accounting and regulatory treatment of many items and bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments. These estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. The following are accounting policies that are critical to the financial statements of the Company. For more information regarding the significant accounting policies of the Company, see Note 1 – Summary of Significant Accounting Policies.

Regulatory Accounting

Natural gas operations are subject to the regulation of the Arizona Corporation Commission, the Public Utilities Commission of Nevada, the California Public Utilities Commission, and the Federal Energy Regulatory Commission. The accounting policies of the Company conform to generally accepted accounting principles applicable to rate-regulated enterprises (including SFAS No. 71 “Accounting for the Effects of Certain Types of Regulation”) and reflect the effects of the ratemaking process. As such, the Company is allowed to defer as regulatory assets, costs that otherwise would be expensed if it is probable that future recovery from customers will occur. The Company reviews these assets to assess their ultimate recoverability within the approved regulatory guidelines. If rate recovery is no longer probable, due to competition or the actions of regulators, the Company is required to write-off the related regulatory asset (which would be recognized as current-period expense). Refer to Note 4 – Regulatory Assets and Liabilities for a list of regulatory assets.

Unbilled Revenues

Revenues related to the sale and/or delivery of natural gas are generally recorded when natural gas is delivered to customers. However, the determination of natural gas sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, revenues for natural gas that has been delivered but not yet billed are accrued. This unbilled revenue is estimated each month based on daily sales volumes, applicable rates, analyses reflecting significant historical trends, weather, and experience. In periods of extreme weather conditions, the interplay of these assumptions could impact the variability of the unbilled revenue estimates.

Accounting for Income Taxes

The income tax calculations of the Company require estimates due to known future tax rate changes, book to tax differences, and uncertainty with respect to regulatory treatment of certain property items. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Regulatory tax assets and liabilities are recorded to the extent the Company believes they will be recoverable from or refunded to customers in future rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company regularly assesses financial statement tax provisions and adjusts the tax provisions when necessary as additional information is obtained. A change in the regulatory treatment or significant changes in tax-related estimates, assumptions, or enacted tax rates could have a material impact on cash flows, the financial position, and/or results of operations of the Company.

Accounting for Pensions

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

Due to a decline in market interest rates for high-quality fixed income investments, the Company lowered the discount rate to 5.75% at December 31, 2005, from 6.0% at December 31, 2004. The Company also lowered its asset return assumption for 2006 from 8.75% to 8.50%. These changes will result in a $3.5 million increase in pension expense for 2006. The reduction in the discount rate, differences between actual and expected return on plan assets, and other plan experience, resulted in the accumulated benefit obligations of the retirement plan and the supplemental retirement plan exceeding the related plan assets at the measurement date of December 31, 2005. Accordingly, the Company’s balance sheet includes a minimum pension liability of $67.2 million, with a corresponding accumulated other comprehensive loss, net of tax, recognized in stockholders’ equity. Should interest rates rise in 2006, the accumulated other comprehensive loss could be reduced or eliminated and pension cost reduced. Conversely, declining interest rates would put upward pressure on pension expense and cause the other comprehensive loss to increase. See Note 9 – Employee Benefits for plan assumptions and further discussion.

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

Certifications

The SEC requires the Company to file certifications of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) regarding reporting accuracy, disclosure controls and procedures, and internal control over financial reporting as exhibits to the Company’s periodic filings. The CEO and CFO certifications for the period ended December 31, 2005 were included as exhibits to the 2005 Annual Report on Form 10-K which was filed with the SEC. The Company is also required to file an annual CEO certification regarding corporate governance listing standards compliance with the New York Stock Exchange (“NYSE”). The most recent CEO certification, dated May 17, 2005, was filed with the NYSE in May 2005.

Forward-Looking Statements

This annual report contains statements which constitute “forward-looking statements” within the meaning of the Securities Litigation Reform Act of 1995 (“Reform Act”). All statements other than statements of historical fact included or incorporated by reference in this annual report are forward-looking statements, including, without limitation, statements regarding the Company’s plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions. The words “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “continue,” and similar words and expressions are generally used and intended to identify forward-looking statements. In particular, statements regarding the Company’s anticipated liability relating to a May 2005 accident, customer growth, customer mix and revenue patterns, efficiencies resulting from new technology, construction services contribution, ability to receive more effective rate designs, sufficiency of working capital and ability to raise funds and receive external financing, and statements regarding future gas prices, future PGA balances, the effects of recent accounting pronouncements, and the timing and results of future rate approvals and guidelines are forward-looking statements. All forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act.

A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, the impact of weather variations on customer usage, customer growth rates, changes in natural gas prices, our ability to recover costs through our PGA mechanism, the effects of regulation/deregulation, the timing and amount of rate relief, changes in rate design, changes in gas procurement practices, changes in capital requirements and funding, the impact of conditions in the capital markets on financing costs, changes in construction expenditures and financing, renewal of franchises, easements and rights-of-way, changes in operations and maintenance expenses, effects of accounting changes, future liability claims, changes in pipeline capacity for the transportation of gas and related costs, acquisitions and management’s plans related thereto, competition, and our ability to raise capital in external financings or through our DRSPP. In addition, the Company can provide no assurance that its discussions regarding certain trends relating to its financing, operations and maintenance expenses will continue in future periods. For additional information on the risks associated with the Company’s business, see Item 1A. – Risk Factors in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

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

Common Stock Price and Dividend Information

	2005		2004		Dividends Paid
	High	Low	High	Low	2005	2004
First quarter	$26.13	$23.66	$24.05	$22.39	$0.205	$0.205
Second quarter	26.35	23.53	24.20	21.50	0.205	0.205
Third quarter	28.07	25.00	24.46	22.70	0.205	0.205
Fourth quarter	27.86	25.12	26.15	23.45	0.205	0.205

					$0.820	$0.820

The principal market on which the common stock of the Company is traded is the New York Stock Exchange. At March 1, 2006, there were 23,049 holders of record of common stock, and the market price of the common stock was $28.77.

Southwest Gas Corporation

Consolidated Balance Sheets

	December 31,
	2005	2004
(Thousands of dollars, except par value)
Assets
Utility plant:
Gas plant	$3,516,587	$3,287,591
Less: accumulated depreciation	(1,083,900)	(985,919)
Acquisition adjustments, net	2,173	2,353
Construction work in progress	54,287	31,967

Net utility plant (Note 2)	2,489,147	2,335,992

Other property and investments	118,094	99,879

Current assets:
Cash and cash equivalents	29,603	13,641
Accounts receivable, net of allowances (Note 3)	198,081	176,090
Accrued utility revenue	68,400	68,200
Deferred purchased gas costs (Note 4)	109,415	82,076
Prepaids and other current assets (Note 4)	137,161	91,986

Total current assets	542,660	431,993

Deferred charges and other assets (Note 4)	78,525	70,252

Total assets	$3,228,426	$2,938,116

Southwest Gas Corporation

Consolidated Balance Sheets – (continued)

	December 31,
	2005	2004
(Thousands of dollars, except par value)
Capitalization and Liabilities
Capitalization:
Common stock, $1 par (authorized – 45,000,000 shares; issued and outstanding – 39,328,291 and 36,794,343 shares)	$40,958	$38,424
Additional paid-in capital	628,248	566,646
Accumulated other comprehensive income (loss), net (Note 9)	(41,645)	(10,892)
Retained earnings	123,574	111,498

Total equity	751,135	705,676
Subordinated debentures due to Southwest Gas Capital II (Note 5)	100,000	100,000
Long-term debt, less current maturities (Note 6)	1,224,898	1,162,936

Total capitalization	2,076,033	1,968,612

Commitments and contingencies (Note 8)
Current liabilities:
Current maturities of long-term debt (Note 6)	83,215	29,821
Short-term debt (Note 7)	24,000	100,000
Accounts payable	259,476	165,872
Customer deposits	57,552	50,194
Accrued general taxes	40,526	38,189
Accrued interest	22,472	22,425
Deferred income taxes (Note 10)	68,166	26,676
Other current liabilities	65,546	49,854

Total current liabilities	620,953	483,031

Deferred income taxes and other credits:
Deferred income taxes and investment tax credits (Note 10)	234,739	281,743
Taxes payable	7,551	3,965
Accumulated removal costs (Note 4)	105,000	84,000
Other deferred credits (Note 9)	184,150	116,765

Total deferred income taxes and other credits	531,440	486,473

Total capitalization and liabilities	$3,228,426	$2,938,116

The accompanying notes are an integral part of these statements.

Southwest Gas Corporation

Consolidated Statements of Income

	Year Ended December 31,
	2005	2004	2003
(In thousands, except per share amounts)
Operating revenues:
Gas operating revenues	$1,455,257	$1,262,052	$1,034,353
Construction revenues	259,026	215,008	196,651

Total operating revenues	1,714,283	1,477,060	1,231,004

Operating expenses:
Net cost of gas sold	828,131	645,766	482,503
Operations and maintenance	314,437	290,800	266,862
Depreciation and amortization	156,253	146,018	136,439
Taxes other than income taxes	39,040	37,669	35,910
Construction expenses	225,774	187,040	174,185

Total operating expenses	1,563,635	1,307,293	1,095,899

Operating income	150,648	169,767	135,105

Other income and (expenses):
Net interest deductions	(82,604)	(78,782)	(77,106)
Net interest deductions on subordinated debentures (Note 5)	(7,723)	(7,724)	(2,680)
Preferred securities distributions (Note 5)	–	–	(4,180)
Other income (deductions)	8,114	3,751	4,245

Total other income and (expenses)	(82,213)	(82,755)	(79,721)

Income before income taxes	68,435	87,012	55,384
Income tax expense (Note 10)	24,612	30,237	16,882

Net income	$43,823	$56,775	$38,502

Basic earnings per share (Note 12)	$1.15	$1.61	$1.14

Diluted earnings per share (Note 12)	$1.14	$1.60	$1.13

Average number of common shares outstanding	38,132	35,204	33,760
Average shares outstanding (assuming dilution)	38,467	35,488	34,041

The accompanying notes are an integral part of these statements.

Southwest Gas Corporation

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2005	2004	2003
(Thousands of dollars)
Cash Flow from Operating Activities:
Net income	$43,823	$56,775	$38,502
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	156,253	146,018	136,439
Deferred income taxes	(5,514)	38,001	44,144
Changes in current assets and liabilities:
Accounts receivable, net of allowances	(20,216)	(49,307)	4,416
Accrued utility revenue	982	(1,500)	(1,627)
Deferred purchased gas costs	(25,865)	(72,925)	(35,981)
Accounts payable	92,021	55,758	21,586
Accrued taxes	5,716	3,027	(386)
Other current assets and liabilities	(23,000)	(25,406)	1,692
Other	13,424	1,050	(1,009)

Net cash provided by operating activities	237,624	151,491	207,776

Cash Flow From Investing Activities:
Construction expenditures and property additions	(294,369)	(302,688)	(240,671)
Other	1,985	6,106	(18,215)

Net cash used in investing activities	(292,384)	(296,582)	(258,886)

Cash Flow From Financing Activities:
Issuance of common stock, net	64,136	58,687	21,290
Dividends paid	(31,228)	(28,836)	(27,685)
Issuance of subordinated debentures, net	–	–	96,312
Issuance of long-term debt, net	145,256	147,135	159,997
Retirement of long-term debt, net	(31,442)	(83,437)	(140,013)
Retirement of preferred securities	–	–	(60,000)
Change in short-term debt	(76,000)	48,000	(1,000)

Net cash provided by financing activities	70,722	141,549	48,901

Change in cash and cash equivalents	15,962	(3,542)	(2,209)
Cash at beginning of period	13,641	17,183	19,392

Cash at end of period	$29,603	$13,641	$17,183

Supplemental information:
Interest paid, net of amounts capitalized	$86,465	$80,433	$78,561

Income taxes paid (received), net	$5,977	$(12,640)	$(26,733)

The accompanying notes are an integral part of these statements.

Southwest Gas Corporation

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

	Common Stock			Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total	Comprehensive Income (Loss)
	Shares		Amount
(In thousands, except per share amounts)
December 31, 2002	33,289		$34,919	$487,788	$–	$73,460	$596,167
Common stock issuances	943		943	20,347			21,290
Net income						38,502	38,502	$38,502
Other				2,386			2,386
Dividends declared
Common: $0.82 per share						(27,878)	(27,878)

2003 Comprehensive Income								38,502

December 31, 2003	34,232		35,862	510,521	–	84,084	630,467
Common stock issuances	2,562		2,562	56,125			58,687
Net income						56,775	56,775	56,775
Additional minimum pension liability adjustment, net of $6.5 million of tax (Note 9)					(10,892)		(10,892)	(10,892)
Dividends declared
Common: $0.82 per share						(29,361)	(29,361)

2004 Comprehensive Income								45,883

December 31, 2004	36,794		38,424	566,646	(10,892)	111,498	705,676
Common stock issuances	2,534		2,534	61,602			64,136
Net income						43,823	43,823	43,823
Additional minimum pension liability adjustment, net of $19 million of tax (Note 9)					(30,753)		(30,753)	(30,753)
Dividends declared
Common: $0.82 per share						(31,747)	(31,747)

2005 Comprehensive Income								$13,070

December 31, 2005	39,328	*	$40,958	$628,248	$(41,645)	$123,574	$751,135

*	At December 31, 2005, 923,000 common shares were registered and available for issuance under provisions of the Employee Investment Plan and the Dividend Reinvestment and Stock Purchase Plan. In addition, 1.8 million common shares are registered for issuance upon the exercise of options granted or to be granted under the Stock Incentive Plan (see Note 9). During 2005, approximately 1 million shares were issued in at-the-market offerings through the Equity Shelf Program with gross proceeds of $25.9 million, agent commissions of $258,000, and net proceeds of $25.6 million.

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Nature of Operations.  Southwest Gas Corporation (the “Company”) is composed of two segments: natural gas operations (“Southwest” or the “natural gas operations” segment) and construction services. Southwest purchases, transports, and distributes natural gas to customers in portions of Arizona, Nevada, and California. The public utility rates, practices, facilities, and service territories of Southwest are subject to regulatory oversight. Natural gas purchases and the timing of related recoveries can materially impact liquidity. Northern Pipeline Construction Co. (“NPL” or the “construction services” segment), a wholly owned subsidiary, is a full-service underground piping contractor that provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

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

Accumulated Removal Costs.  In accordance with approved regulatory practices, the depreciation expense for Southwest includes a component to recover removal costs associated with utility plant retirements. In accordance with the Securities and Exchange Commission’s (“SEC”) position on presentation of these amounts, management has reclassified $105 million and $84 million, as of December 31, 2005 and 2004, respectively, of estimated removal costs from accumulated depreciation to accumulated removal costs within the liabilities section of the balance sheet.

Gas Operating Revenues.  Revenues are recorded when customers are billed. Customer billings are based on monthly meter reads and are calculated in accordance with applicable tariffs. An estimate of the amount of natural gas distributed, but not yet billed, to residential and commercial customers from the latest meter reading date to the end of the reporting period is also recognized as accrued utility revenue.

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

Depreciation and Amortization.  Utility plant depreciation is computed on the straight-line remaining life method at composite rates considered sufficient to amortize costs over estimated service lives, including components which compensate for salvage value, removal costs, and retirements, as approved by the appropriate regulatory agency. When plant is retired from service, the original cost of plant, including cost of removal, less salvage, is charged to the accumulated provision for depreciation. Costs related to refunding utility debt and debt issuance expenses are deferred and amortized over the weighted-average lives of the new issues. Other regulatory assets, including acquisition adjustments, are amortized when appropriate, over time periods authorized by regulators. Nonutility and construction services-related property and equipment are depreciated on a straight-line method based on the estimated useful lives of the related assets.

Allowance for Funds Used During Construction (“AFUDC”).  AFUDC represents the cost of both debt and equity funds used to finance utility construction. AFUDC is capitalized as part of the cost of utility plant. The Company capitalized $2 million in 2005, $808,000 in 2004, and $2.6 million in 2003 of AFUDC related to natural gas utility operations. The debt portion of AFUDC is reported in the consolidated statements of income as an offset to net interest deductions and the equity portion is reported as other income. The debt portion of AFUDC was $1.1 million, $691,000 and $1.5 million for 2005, 2004 and 2003, respectively. Utility plant construction costs, including AFUDC, are recovered in authorized rates through depreciation when completed projects are placed into operation, and general rate relief is requested and granted.

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

	2005	2004	2003
(In thousands)
Average basic shares	38,132	35,204	33,760
Effect of dilutive securities:
Stock options	146	111	73
Performance shares	189	173	208

Average diluted shares	38,467	35,488	34,041

Derivatives.  In managing its gas supply portfolios, Southwest uses fixed-price arrangements which qualify as derivative instruments as defined under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (SFAS No. 133). However, such contracts qualify for the normal purchases and normal sales exception under SFAS No. 133. The Company does not currently utilize other stand-alone derivative financial instruments for speculative purposes or for hedging.

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

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” SFAS No. 153 is an amendment of Accounting Principles Board Opinion (“APB”) No. 29, “Accounting for Nonmonetary Transactions.” SFAS No. 153 addresses the accounting for exchanges of similar productive assets and eliminates the exception to the fair-value principle for such exchanges, which previously had been accounted for based on the book value of the asset surrendered with no gain recognition. Under SFAS No. 153, using certain criteria, the gain would be recognized currently and not deferred. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company adopted this standard on July 1, 2005. The adoption did not have a material impact on the financial position or results of operations of the Company.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 is a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle, and requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. The provisions of SFAS No. 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of the standard is not expected to have a material impact on the financial position or results of operations of the Company.

In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 is an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing or method of settlement. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is designed to clarify when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

Southwest has certain conditional legal obligations related to portions of its system that are subject to limited-duration easements and rights-of-way agreements. However, Southwest has traditionally been able to renew its easements and rights-of-way without having to retire, abandon, or remove facilities, and anticipates no serious difficulties in obtaining future renewals. Southwest does not have any other material legal obligations associated with the abandonment or retirement of its tangible, long-lived assets. The Company adopted the provisions of FIN 47 on December 31, 2005. The adoption did not have a material impact on the financial position or results of operations of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123 (revised 2004) is a revision of SFAS 123, “Accounting for Stock Based Compensation” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123 (revised 2004) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement eliminates the alternative to use APB No. 25 and the intrinsic value method of accounting. SFAS No 123 (revised 2004) requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The provisions of the statement (as amended by the SEC) are effective for the Company beginning January 2006. In 2006, compensation expense is expected to increase by an amount consistent with historical disclosures of pro-forma stock-based employee compensation expense. In conjunction with the adoption of SFAS No. 123 (revised 2004), beginning January 2006, the Company will no longer expense new awards granted to retirement-eligible employees over the stated vesting period, but will expense such awards immediately. This change is expected to result in increased compensation expense of approximately $1 million in 2006 due to the acceleration of expense recognition for awards to retirement eligible employees. Thereafter, the impact is not expected to be significant. The table below illustrates the effect SFAS No. 123 would have had on historical net income and earnings per share. The Company expects a similar impact to its results of operations upon the adoption of SFAS 123 (revised 2004).

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies several other related issues. The provisions of SFAS No. 155 are effective for all financial instruments acquired or issued in the first fiscal year beginning after September 15, 2006. The Company has not evaluated what impact, if any, this standard will have on its financial position or results of operations.

Stock-Based Compensation.  At December 31, 2005, the Company had two stock-based compensation plans, which are described more fully in Note 9 – Employee Benefits. These plans have been accounted for in accordance with APB No. 25. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123 to its stock-based employee compensation (thousands of dollars, except per share amounts):

	2005	2004	2003
Net income, as reported	$43,823	$56,775	$38,502
Add: Stock-based employee compensation expense included in reported net income, net of related tax benefits	2,469	1,825	2,438
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax benefits	(2,620)	(1,958)	(2,920)

Pro forma net income	$43,672	$56,642	$38,020

Earnings per share:
Basic – as reported	$1.15	$1.61	$1.14
Basic – pro forma	1.15	1.61	1.13
Diluted – as reported	1.14	1.60	1.13
Diluted – pro forma	1.14	1.60	1.12

Note 2 – Utility Plant

Net utility plant as of December 31, 2005 and 2004 was as follows (thousands of dollars):

December 31,	2005	2004
Gas plant:
Storage	$17,357	$17,189
Transmission	239,872	233,841
Distribution	2,917,959	2,706,089
General	213,906	206,837
Other	127,493	123,635

	3,516,587	3,287,591
Less: accumulated depreciation	(1,083,900)	(985,919)
Acquisition adjustments, net	2,173	2,353
Construction work in progress	54,287	31,967

Net utility plant	$2,489,147	$2,335,992

Depreciation and amortization expense on gas plant was $137 million in 2005, $128 million in 2004, and $118 million in 2003.

Operating Leases and Rentals.  Southwest leases a portion of its corporate headquarters office complex in Las Vegas, and its administrative offices in Phoenix. The leases provide for current terms which expire in 2017 and 2009, respectively, with optional renewal terms available at the expiration dates. The rental payments for the corporate headquarters office complex are $2 million in each of the years 2006 through 2010 and $14.3 million cumulatively thereafter. The rental payments for the Phoenix administrative offices are $1.5 million for each of the years 2006 through 2008, and $1 million in 2009 when the lease expires. In addition to the above, the Company leases certain office and construction equipment. The majority of these leases are short-term. These leases are accounted for as operating leases, and for the gas segment are treated as such for regulatory purposes. Rentals included in operating expenses for all operating leases were $19 million in 2005, $20.3 million in 2004, and $20 million in 2003. These amounts include NPL lease expenses of approximately $11.5 million in 2005, $9.8 million in 2004, and $9.6 million in 2003 for various short-term operating leases of equipment and temporary office sites.

The Company previously leased a LNG facility and approximately 61 miles of transmission main on its northern Nevada system. In December 2004, Paiute, a wholly owned interstate pipeline subsidiary of the Company, purchased the LNG facilities and associated transmission main.

The following is a schedule of future minimum lease payments for significant non-cancelable operating leases (with initial or remaining terms in excess of one year) as of December 31, 2005 (thousands of dollars):

Year Ending December 31,
2006	$5,504
2007	4,996
2008	4,605
2009	3,793
2010	2,456
Thereafter	15,214

Total minimum lease payments	$36,568

Note 3 – Receivables and Related Allowances

Business activity with respect to gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. At December 31, 2005, the gas utility customer accounts receivable balance was $151 million. Approximately 54 percent of the gas utility customers were in Arizona, 36 percent in Nevada, and 10 percent in California. Although the Company seeks to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on overdue accounts, some accounts are ultimately not collected. Provisions for uncollectible accounts are recorded monthly, as needed, and are included in the ratemaking process as a cost of service. Activity in the allowance for uncollectibles is summarized as follows (thousands of dollars):

Allowance for Uncollectibles
Balance, December 31, 2002	$1,825
Additions charged to expense	2,523
Accounts written off, less recoveries	(2,102)

Balance, December 31, 2003	2,246
Additions charged to expense	2,586
Accounts written off, less recoveries	(2,860)

Balance, December 31, 2004	1,972
Additions charged to expense	3,787
Accounts written off, less recoveries	(3,458)

Balance, December 31, 2005	$2,301

Note 4 – Regulatory Assets and Liabilities

Natural gas operations are subject to the regulation of the Arizona Corporation Commission (“ACC”), the Public Utilities Commission of Nevada (“PUCN”), the California Public Utilities Commission (“CPUC”), and the Federal Energy Regulatory Commission (“FERC”). Company accounting policies conform to generally accepted accounting principles applicable to rate-regulated enterprises, principally SFAS No. 71, and reflect the effects of the ratemaking process. SFAS No. 71 allows for the deferral as regulatory assets, costs that otherwise would be expensed if it is probable future recovery from customers will occur. If rate recovery is no longer probable, due to competition or the actions of regulators, Southwest is required to write-off the related regulatory asset.

The following table represents existing regulatory assets and liabilities (thousands of dollars):

December 31,	2005	2004
Regulatory assets:
Deferred purchased gas costs	$109,415	$82,076
Accrued purchased gas costs *	75,300	35,600
SFAS No. 109 – income taxes, net	2,447	3,074
Unamortized premium on reacquired debt	18,386	19,229
Other	28,236	28,655

	233,784	168,634
Regulatory liabilities:
Accumulated removal costs	(105,000)	(84,000)
Other	(821)	(730)

Net regulatory assets (liabilities)	$127,963	$83,904

*	Included in Prepaids and other current assets on the Consolidated Balance Sheet.

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

In June 2003, the Company created Southwest Gas Capital II (“Trust II”), a wholly owned subsidiary, as a financing trust for the sole purpose of issuing preferred trust securities for the benefit of the Company. In August 2003, Trust II publicly issued $100 million of 7.70% Preferred Trust Securities (“Preferred Trust Securities”). In connection with the Trust II issuance of the Preferred Trust Securities and the related purchase by the Company for $3.1 million of all of the Trust II common securities (“Common Securities”), the Company issued $103.1 million principal amount of its 7.70% Junior Subordinated Debentures, due 2043 (“Subordinated Debentures”) to Trust II. The sole assets of Trust II are and will be the Subordinated Debentures. The interest and other payment dates on the Subordinated Debentures correspond to the distribution and other payment dates on the Preferred Trust Securities and Common Securities. Under certain circumstances, the Subordinated Debentures may be distributed to the holders of the Preferred Trust Securities and holders of the Common Securities in liquidation of Trust II. The Subordinated Debentures are redeemable at the option of the Company after August 2008 at a redemption price of $25 per Subordinated Debenture plus accrued and unpaid interest. In the event that the Subordinated Debentures are repaid, the Preferred Trust Securities and the Common Securities will be redeemed on a pro rata basis at $25 (par value) per Preferred Trust Security and Common Security plus accumulated and unpaid distributions. Company obligations under the Subordinated Debentures, the Trust Agreement (the agreement under which Trust II was formed), the guarantee of payment of certain distributions, redemption payments and liquidation payments with respect to the Preferred Trust Securities to the extent Trust II has funds available therefore and the indenture governing the Subordinated Debentures, including the Company agreement pursuant to such indenture to pay all fees and expenses of Trust II, other than with respect to the Preferred Trust Securities and Common Securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Trust Securities. As of December 31, 2005, 4.1 million Preferred Trust Securities were outstanding.

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

Note 6 – Long-Term Debt

	2005		2004
December 31,	Carrying Amount	Market Value	Carrying Amount	Market Value
(Thousands of dollars)
Debentures:
7 1/2% Series, due 2006	$75,000	$76,155	$75,000	$79,523
Notes, 8.375%, due 2011	200,000	225,720	200,000	239,800
Notes, 7.625%, due 2012	200,000	222,040	200,000	234,500
8% Series, due 2026	75,000	90,525	75,000	92,858
Medium-term notes, 7.75% series, due 2005	–	–	25,000	25,840
Medium-term notes, 6.89% series, due 2007	17,500	17,971	17,500	18,848
Medium-term notes, 6.27% series, due 2008	25,000	25,600	25,000	26,830
Medium-term notes, 7.59% series, due 2017	25,000	28,573	25,000	30,050
Medium-term notes, 7.78% series, due 2022	25,000	29,088	25,000	30,663
Medium-term notes, 7.92% series, due 2027	25,000	30,000	25,000	30,790
Medium-term notes, 6.76% series, due 2027	7,500	7,976	7,500	8,175
Unamortized discount	(4,657)	–	(5,330)	–

	670,343		694,670

Revolving credit facility and commercial paper	150,000	150,000	100,000	100,000

Industrial development revenue bonds:
Variable-rate bonds:
Tax-exempt Series A, due 2028	50,000	50,000	50,000	50,000
2003 Series A, due 2038	50,000	50,000	50,000	50,000
2003 Series B, due 2038	50,000	50,000	50,000	50,000
Fixed-rate bonds:
6.10% 1999 Series A, due 2038	12,410	13,068	12,410	14,023
5.95% 1999 Series C, due 2038	14,320	15,057	14,320	15,895
5.55% 1999 Series D, due 2038	8,270	8,593	8,270	8,725
5.45% 2003 Series C, due 2038	30,000	30,264	30,000	31,350
5.25% / 3.35% 2003 Series D, due 2038	20,000	20,400	20,000	20,776
5.80% 2003 Series E, due 2038	15,000	15,218	15,000	15,975
5.25% 2004 Series A, due 2034	65,000	65,878	65,000	66,625
5.00% 2004 Series B, due 2033	75,000	75,000	75,000	76,125
4.85% 2005 Series A, due 2035 net of $24,634 held in trust	75,366	73,030	–	–
Unamortized discount	(4,159)	–	(2,918)	–

	461,207		387,082

Other	26,563	–	11,005	–

	1,308,113		1,192,757
Less: current maturities	(83,215)		(29,821)

Long-term debt, less current maturities	$1,224,898		$1,162,936

Effective April 2005, the Company replaced its $250 million credit facility, scheduled to expire in May 2007, with a $300 million facility that expires in April 2010. Of the $300 million, $150 million is available for working capital purposes and $150 million is designated long-term debt. Interest rates for the facility are calculated at either the London Interbank Offering Rate plus an applicable margin, or the greater of the prime rate or one-half of one percent plus the Federal Funds rate. The applicable margin on the new credit facility is lower than the applicable margin of the previous facility. At December 31, 2005, $24 million was outstanding on the short-term portion of the credit facility and $150 million was outstanding on the long-term portion.

In June 2005, a $50.1 million letter of credit, which supports the Clark County, Nevada $50 million Industrial Development Revenue Bonds (“IDRBs”) 2003 Series A, due 2038, was renewed for a five-year period expiring in June 2010.

In June 2005, a $55.3 million letter of credit, which supports the City of Big Bear $50 million tax-exempt Series A IDRBs, due 2028, was renewed for a five-year period expiring in June 2010.

In July 2005, the Company amended its Financing Agreement dated March 1, 2003 with Clark County, Nevada associated with $50 million in 2003 Series B IDRBs. The amendment was executed in connection with the use of an insurance policy with Ambac Assurance Corporation to secure payment in the remarketing of the IDRBs. Previously, payment of the principal was secured with a letter of credit.

In October 2005, the Company issued $100 million in Clark County, Nevada, 4.85% 2005 Series A IDRBs. The IDRBs were issued at a discount of 0.75% and are due October 2035. At December 31, 2005, $24.6 million in proceeds from the issuance of the IDRB’s remained in trust. The proceeds from the IDRBs are being used by Southwest to expand and upgrade facilities in Clark County, Nevada.

The Company’s Revolving Credit Facility, letters of credit, and certain bond insurance policies contain financial covenants, the most restrictive of which require a maximum leverage ratio of 70 percent (debt to capitalization as defined) and a minimum net worth calculation of $475 million adjusted for equity issuances after January 1, 2004. If the Company was not in compliance with these covenants, an event of default would occur, which if not cured could cause the amounts outstanding to become due and payable. This would also trigger cross-default provisions in substantially all other outstanding indebtedness of the Company. At December 31, 2005, the Company was in compliance with the applicable covenants.

The effective interest rates on the 2003 Series A and B variable-rate IDRBs were 4.64 percent and 3.84 percent, respectively at December 31, 2005 and 3.44 percent and 3.44 percent, respectively at December 31, 2004. The effective interest rates on the tax-exempt Series A variable-rate IDRBs were 4.55 percent and 3.46 percent at December 31, 2005 and 2004, respectively.

The fair value of the revolving credit facility and the variable-rate IDRBs approximates carrying value. Market values for the debentures and fixed-rate IDRBs were determined based on dealer quotes using trading records for December 31, 2005 and 2004, as applicable, and other secondary sources which are customarily consulted for data of this kind.

Estimated maturities of long-term debt for the next five years are $83.2 million, $25.3 million, $31.6 million, $4 million, and $150 million, respectively.

The $7.5 million medium-term notes, 6.76% series, due 2027 contain a put feature at the discretion of the bondholder on one date only in 2007. If the bondholder does not exercise the put on that date, the notes mature in 2027. If the bondholder exercises the put, the maturities of long-term debt for 2007 will total $32.8 million.

Note 7 – Short-Term Debt

As discussed in Note 6, Southwest has a new $300 million five-year credit facility, effective April 2005, of which $150 million is for working capital purposes (and related outstanding amounts will be designated as short-term debt). Short-term borrowings on the credit facility were $24 million and $95 million at December 31, 2005 and 2004, respectively. The weighted-average interest rates on these borrowings were 5.08 percent and 3.37 percent at December 31, 2005 and 2004, respectively.

Note 8 – Commitments and Contingencies

Legal and Regulatory Proceedings.  The Company maintains liability insurance for various risks associated with the operation of its natural gas pipelines and facilities. In connection with these liability insurance policies, the Company has been responsible for an initial deductible or self-insured retention amount per incident, after which the insurance carriers would be responsible for amounts up to the policy limits. For the policy year August 2004 to July 2005, the self-insured retention amount associated with general liability claims increased from $1 million per incident to $1 million per incident plus payment of the first $10 million in aggregate claims above $1 million in the policy year. For the policy year August 2005 to July 2006, the Company entered into insurance contracts that limit the Company’s self-insured retention to $1 million per incident plus payment of the first $5 million in aggregate claims above $1 million. In May 2005, a leaking natural gas line was involved in a fire that severely injured an individual. The leak is believed to have been caused by a rock impinging upon a natural gas line that was installed for Southwest Gas and that is owned and operated by the Company. A complaint was filed against the Company in December 2005 in which the plaintiffs have claimed $3.4 million in medical bills, $12 million in future medical expenses, and made unspecified claims for general and punitive damages. The Company has answered the complaint and denied liability. If the Company was deemed fully or partially responsible, the Company estimates its exposure could be as much as $11 million (the maximum noted above). As of December 31, 2005, the Company has recorded an $11 million liability related to this incident.

The Company is a defendant in other miscellaneous legal proceedings. The Company is also a party to various regulatory proceedings. The ultimate dispositions of these proceedings are not presently determinable; however, it is the opinion of management that no litigation or regulatory proceeding to which the Company is subject will have a material adverse impact on its financial position or future results of operations.

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

The Company’s pension costs for these plans are affected by the amount of cash contributions to the plans, the return on plan assets, discount rates, and by employee demographics, including age, compensation, and length of service. Changes made to the provisions of the plans may also impact current and future pension costs. Actuarial formulas are used in the determination of pension costs and are affected by actual plan experience and assumptions of future experience. Key actuarial assumptions include the expected return on plan assets, the discount rate used in determining the projected benefit obligation and pension costs, and the assumed rate of increase in employee compensation. Relatively small changes in these assumptions, particularly the discount rate, may significantly affect pension costs and plan obligations for the qualified retirement plan.

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

Due to a decline in market interest rates for high-quality fixed income investments, the Company lowered the discount rate to 5.75% at December 31, 2005 from 6.00% at December 31, 2004. The Company also lowered its asset return assumption for 2006 from 8.75% to 8.50%. These changes will result in an increase in pension expense of approximately $3.5 million for 2006. The reduction in the discount rate, coupled with other plan experience, resulted in the accumulated benefit obligations of the retirement plan and the supplemental retirement plan exceeding the related plan assets at the measurement date of December 31, 2005. Accordingly, the Company’s balance sheet includes a minimum pension liability of $67.2 million, with a corresponding accumulated other comprehensive loss, net of tax, recognized in stockholders’ equity.

The following tables set forth the retirement plan and PBOP funded status and amounts recognized on the Consolidated Balance Sheets and Statements of Income.

	Qualified Retirement Plan		PBOP
	2005	2004	2005	2004
(Thousands of dollars)
Change in benefit obligations
Benefit obligation for service rendered to date at beginning of year (PBO/APBO)	$428,116	$369,094	$35,988	$34,367
Service cost	15,787	13,790	837	722
Interest cost	25,327	23,659	2,115	2,180
Actuarial loss (gain)	17,842	31,773	103	369
Benefits paid	(13,654)	(10,200)	(1,490)	(1,650)

Benefit obligation at end of year (PBO/APBO)	$473,418	$428,116	$37,553	$35,988

Change in plan assets
Market value of plan assets at beginning of year	$318,664	$293,436	$18,750	$15,854
Actual return on plan assets	15,988	22,425	1,102	1,653
Employer contributions	17,620	13,003	1,127	1,243
Benefits paid	(13,654)	(10,200)	–	–

Market value of plan assets at end of year	$338,618	$318,664	$20,979	$18,750

Funded status	$(134,800)	$(109,452)	$(16,574)	$(17,238)
Unrecognized net actuarial loss (gain)	123,028	94,074	5,954	5,685
Unrecognized transition obligation (2004/2012)	–	–	6,069	6,935
Unrecognized prior service cost	(34)	(45)	–	–

Prepaid (accrued) benefit cost	$(11,806)	$(15,423)	$(4,551)	$(4,618)

Accrued benefit liability	$(66,082)	$(22,269)	$(4,551)	$(4,618)
Additional minimum pension liability adjustment	54,276	6,846	–	–

	$(11,806)	$(15,423)	$(4,551)	$(4,618)

Weighted-average assumptions (benefit obligation)
Discount rate	5.75%	6.00%	5.75%	6.00%
Weighted average rate of compensation increase	3.30%	4.00%	3.30%	4.00%

Asset Allocation
Equity securities	61%	64%	71%	75%
Debt securities	30%	31%	15%	17%
Other	9%	5%	14%	8%

Total	100%	100%	100%	100%

The measurement date used to determine pension and other postretirement benefit measurements was December 31, 2005. Estimated funding for the plans above during calendar year 2006 is approximately $24 million. The accumulated benefit obligation for the retirement plan was $405 million and $341 million at December 31, 2005 and 2004, respectively. Pension benefits expected to be paid for each of the next five years beginning with 2006 are the following: $14.5 million, $15.6 million, $16.9 million, $18.5 million, and $20.2 million. Pension benefits expected to be paid during 2011 to 2015 total $134 million. Retiree welfare benefits expected to be paid for each of the next five years beginning with 2006 are the following: $1.4 million, $1.5 million, $1.6 million, $1.6 million, and $1.7 million. Retiree welfare benefits expected to be paid during 2011 to 2015 total $10 million.

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

Components of net periodic benefit cost:

	Qualified Retirement Plan			PBOP
	2005	2004	2003	2005	2004	2003
(Thousands of dollars)
Service cost	$15,787	$13,790	$12,267	$837	$722	$675
Interest cost	25,327	23,659	21,243	2,115	2,180	2,095
Expected return on plan assets	(29,553)	(28,067)	(27,217)	(1,675)	(1,426)	(1,205)
Amortization of prior service costs	(11)	54	57	–	–	–
Amortization of unrecognized transition obligation	–	–	795	867	867	867
Amortization of net (gain) loss	2,453	–	–	136	213	257

Net periodic benefit cost	$14,003	$9,436	$7,145	$2,280	$2,556	$2,689

Weighted-average assumptions (net benefit cost)
Discount rate	6.00%	6.50%	6.75%	6.00%	6.50%	6.75%
Expected return on plan assets	8.75%	8.75%	8.95%	8.75%	8.75%	8.95%
Weighted average rate of compensation increase	4.00%	4.25%	4.25%	4.00%	4.25%	4.25%

In addition to the retirement plan, Southwest has a separate unfunded supplemental retirement plan which is limited to officers. The plan is noncontributory with defined benefits. Plan costs were $3.1 million in 2005, $2.7 million in 2004, and $2.7 million in 2003. The accumulated benefit obligation of the plan was $32.6 million at December 31, 2005. The minimum pension liability for this plan was $12.9 million at December 31, 2005.

The Employees’ Investment Plan provides for purchases of various mutual fund investments and Company common stock by eligible Southwest employees through deductions of a percentage of base compensation, subject to IRS limitations. Southwest matches up to one-half of amounts deferred. The maximum matching contribution is three percent of an employee’s annual compensation. The cost of the plan was $3.5 million in 2005, $3.5 million in 2004, and $3.3 million in 2003. NPL has a separate plan, the cost and liability for which are not significant.

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

At December 31, 2005, the Company had two stock-based compensation plans. These plans have been accounted for in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees.” In connection with the stock-based compensation plans, the Company recognized compensation expense of $4.1 million in 2005, $3 million in 2004, and $4.1 million in 2003. In 2006, the Company will adopt SFAS 123 (revised 2004) and will recognize compensation expense for all stock-based compensation plans based on the fair value provisions of the revised standard. (See Note 1 for additional details.)

Under one plan, the Company may grant options to purchase shares of common stock to key employees and outside directors. Each option has an exercise price equal to the market price of Company common stock on the date of grant and a maximum term of ten years. The options vest 40 percent at the end of year one and 30 percent at the end of years two and three. The grant date fair value of the options was estimated using the Black-Scholes option pricing model in 2005 and the extended binomial option pricing model in 2004 and 2003. The following assumptions were used in the valuation calculation:

	2005	2004	2003
Dividend yield	3.14 to 3.28%	3.50%	3.94%
Risk-free interest rate range	3.88 to 4.09%	1.66 to 3.23%	1.06 to 2.17%
Expected volatility range	18%	13 to 20%	16 to 25%
Expected life	6 years	1 to 3 years	1 to 3 years

The following tables summarize Company stock option plan activity and related information (thousands of options):

	2005		2004		2003
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at the beginning of the year	1,646	$22.46	1,502	$21.83	1,260	$21.66
Granted during the year	347	26.00	403	23.36	348	21.05
Exercised during the year	(510)	21.28	(254)	20.21	(106)	17.18
Forfeited during the year	(8)	22.41	(5)	21.83	–	–
Expired during the year	–	–	–	–	–	–

Outstanding at year end	1,475	$23.70	1,646	$22.46	1,502	$21.83

Exercisable at year end	813	$23.06	1,010	$22.36	868	$21.96

The weighted-average grant-date fair value of options granted was $4.18 for 2005, $1.65 for 2004, and $1.90 for 2003. The following table summarizes information about stock options outstanding at December 31, 2005 (thousands of options):

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number outstanding	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$15.00 to $ 19.13	55	3.1 Years	$17.95	55	$17.95
$20.49 to $ 26.10	1,302	7.7 Years	$23.47	640	$22.43
$28.75 to $ 28.94	118	3.5 Years	$28.91	118	$28.91

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

Year Ended December 31,	2005	2004	2003
Nonvested performance shares at beginning of year	316	381	345
Performance shares granted	143	156	147
Performance shares forfeited	6	–	–
Shares vested and issued*	(108)	(221)	(111)

Nonvested performance shares at end of year	357	316	381

Average grant date fair value of awards granted this year	$24.71	$22.70	$22.21

*	Includes shares converted for taxes and retiree payouts.

Note 10 – Income Taxes

Income tax expense (benefit) consists of the following (thousands of dollars):

Year Ended December 31,	2005	2004	2003

Current:
Federal	$553	$(225)	$24
State	2,218	(1,186)	(4,421)

	2,771	(1,411)	(4,397)

Deferred:
Federal	21,301	28,607	17,274
State	540	3,041	4,005

	21,841	31,648	21,279

Total income tax expense	$24,612	$30,237	$16,882

Deferred income tax expense (benefit) consists of the following significant components (thousands of dollars):

Year Ended December 31,	2005	2004	2003
Deferred federal and state:
Property-related items	$(3,143)	$(3,165)	$22,608
Purchased gas cost adjustments	28,094	34,923	1,030
Employee benefits	2,232	240	(1,767)
Injuries and damages reserves	(4,072)	190	(1,023)
All other deferred	(402)	328	1,299

Total deferred federal and state	22,709	32,516	22,147
Deferred ITC, net	(868)	(868)	(868)

Total deferred income tax expense	$21,841	$31,648	$21,279

The consolidated effective income tax rate for the period ended December 31, 2005 and the two prior periods differs from the federal statutory income tax rate. The sources of these differences and the effect of each are summarized as follows:

Year Ended December 31,	2005	2004	2003
Federal statutory income tax rate	35.0%	35.0%	35.0%
Net state taxes	2.7	2.8	2.4
Property-related items	1.1	0.8	1.3
Effect of closed tax years and resolved issues	–	(1.8)	(3.6)
Tax credits	(1.3)	(1.0)	(1.6)
Corporate owned life insurance	(1.6)	(0.7)	(2.3)
All other differences	0.1	(0.3)	(0.7)

Consolidated effective income tax rate	36.0%	34.8%	30.5%

Deferred tax assets and liabilities consist of the following (thousands of dollars):

December 31,	2005	2004
Deferred tax assets:
Deferred income taxes for future amortization of ITC	$6,964	$7,500
Employee benefits	50,468	33,710
Alternative minimum tax	28,903	24,028
Net operating losses & credits	37,976	59,977
Other	10,510	5,607
Valuation allowance	–	–

	134,821	130,822

Deferred tax liabilities:
Property-related items, including accelerated depreciation	337,234	365,242
Regulatory balancing accounts	68,395	40,301
Property-related items previously flowed through	9,411	10,574
Unamortized ITC	11,198	12,065
Debt-related costs	6,292	6,942
Other	5,196	4,117

	437,726	439,241

Net deferred tax liabilities	$302,905	$308,419

Current	$68,166	$26,676
Noncurrent	234,739	281,743

Net deferred tax liabilities	$302,905	$308,419

At December 31, 2005, the Company has a federal net operating loss carryforward of $95.3 million which expires in 2022 to 2023. The Company also has an Arizona net operating loss carryforward of $24.7 million which expires in 2006 to 2009 and a California net operating loss carryforward of $822,000 which expires in 2014.

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

The accounting policies of the reported segments are the same as those described within Note 1 – Summary of Significant Accounting Policies. NPL accounts for the services provided to Southwest at contractual (market) prices. At December 31, 2005 and 2004, accounts receivable for these services totaled $8.2 million and $8.3 million, respectively, which were not eliminated during consolidation.

The financial information pertaining to the natural gas operations and construction services segments for each of the three years in the period ended December 31, 2005 is as follows (thousands of dollars):

2005	Gas Operations	Construction Services	Adjustments (a)	Total
Revenues from unaffiliated customers	$1,455,257	$187,249		$1,642,506
Intersegment sales	–	71,777		71,777

Total	$1,455,257	$259,026		$1,714,283

Interest expense	$89,318	$1,009		$90,327

Depreciation and amortization	$137,981	$18,272		$156,253

Income tax expense	$17,767	$6,845		$24,612

Segment income	$33,670	$10,153		$43,823

Segment assets	$3,103,804	$128,181	$(3,559)	$3,228,426

Capital expenditures	$258,547	$35,822		$294,369

2004	Gas Operations	Construction Services	Adjustments (a)	Total
Revenues from unaffiliated customers	$1,262,052	$153,392		$1,415,444
Intersegment sales	–	61,616		61,616

Total	$1,262,052	$215,008		$1,477,060

Interest expense	$85,861	$645		$86,506

Depreciation and amortization	$130,515	$15,503		$146,018

Income tax expense	$24,698	$5,539		$30,237

Segment income	$48,354	$8,421		$56,775

Segment assets	$2,843,199	$99,120	$(4,203)	$2,938,116

Capital expenditures	$274,748	$27,940		$302,688

2003	Gas Operations	Construction Services	Adjustments	Total
Revenues from unaffiliated customers	$1,034,353	$137,717		$1,172,070
Intersegment sales	–	58,934		58,934

Total	$1,034,353	$196,651		$1,231,004

Interest expense	$78,931	$855		$79,786

Depreciation and amortization	$120,791	$15,648		$136,439

Income tax expense	$13,920	$2,962		$16,882

Segment income	$34,211	$4,291		$38,502

Segment assets	$2,528,332	$79,774		$2,608,106

Capital expenditures	$228,288	$12,383		$240,671

(a)	Construction services segment assets include deferred tax assets of $3.6 million and $4.2 million in 2005 and 2004, respectively, which were netted against gas operations segment deferred tax liabilities during consolidation.

Note 12 – Quarterly Financial Data (Unaudited)

	Quarter Ended
	March 31	June 30	September 30	December 31
(Thousands of dollars, except per share amounts)
2005
Operating revenues	$542,880	$361,130	$313,278	$496,995
Operating income (loss)	72,849	14,935	(5,459)	68,323
Net income (loss)	32,829	(2,817)	(16,444)	30,255
Basic earnings (loss) per common share*	0.88	(0.07)	(0.43)	0.77
Diluted earnings (loss) per common share*	0.88	(0.07)	(0.43)	0.76

2004
Operating revenues	$473,400	$278,697	$264,467	$460,496
Operating income (loss)	85,802	5,954	(9,017)	87,028
Net income (loss)	41,044	(8,362)	(16,353)	40,446
Basic earnings (loss) per common share*	1.19	(0.24)	(0.46)	1.12
Diluted earnings (loss) per common share*	1.18	(0.24)	(0.46)	1.11

2003
Operating revenues	$403,285	$255,852	$220,162	$351,705
Operating income (loss)	62,314	11,789	(8,285)	69,287
Net income (loss)	25,539	(4,104)	(17,407)	34,474
Basic earnings (loss) per common share*	0.76	(0.12)	(0.51)	1.01
Diluted earnings (loss) per common share*	0.76	(0.12)	(0.51)	1.00

*	The sum of quarterly earnings (loss) per average common share may not equal the annual earnings (loss) per share due to the ongoing change in the weighted average number of common shares outstanding.

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

Note 13 – Acquisition of South Lake Tahoe Natural Gas Distribution Properties

In April 2005, the Company purchased the natural gas distribution properties of Avista Corporation in South Lake Tahoe, California, which included approximately 19,000 customers. The cash purchase price for the properties was $15.2 million, net of post-closing adjustments. The assets acquired and the liabilities assumed at the acquisition date were as follows (thousands of dollars):

Gas plant	$20,951
Less: accumulated depreciation	(13,158)

Net utility plant	7,793
Accounts receivable, net of allowances	1,775
Accrued utility revenue	1,182
Deferred purchased gas costs	1,474
Prepaids and other current assets	276
Deferred charges and other assets	4,670

Total assets acquired	17,170

Accounts payable	1,583
Customer deposits	169
Accrued general taxes	207
Accrued interest	2

Total liabilities assumed	1,961

Cash acquisition price	$15,209

Management’s Report on Internal Control

Over Financial Reporting

Company management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of Company management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the Company’s evaluation under such framework, Company management concluded that the internal control over financial reporting was effective as of December 31, 2005. Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

March 9, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Southwest Gas Corporation

We have completed integrated audits of Southwest Gas Corporation’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, and stockholders’ equity and comprehensive income present fairly, in all material respects, the financial position of Southwest Gas Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments with characteristics of both debt and equity and variable interest entities as of July 1, 2003.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

March 9, 2006