Form 10-K, Exhibit 13
period 2006-12-31
SOUTHWEST GAS CORP
filed 2007-03-01
CIK 92416

Exhibit 13.01

Southwest Gas Corporation

Consolidated Selected Financial Statistics

Year Ended December 31,	2006	2005	2004	2003	2002
(Thousands of dollars, except per share amounts)
Operating revenues	$2,024,758	$1,714,283	$1,477,060	$1,231,004	$1,320,909
Operating expenses	1,815,576	1,563,635	1,307,293	1,095,899	1,174,410

Operating income	$209,182	$150,648	$169,767	$135,105	$146,499

Net income	$83,860	$43,823	$56,775	$38,502	$43,965

Total assets at year end	$3,484,965	$3,228,426	$2,938,116	$2,608,106	$2,432,928

Capitalization at year end
Common equity	$901,425	$751,135	$705,676	$630,467	$596,167
Mandatorily redeemable preferred trust securities	—	—	—	—	60,000
Subordinated debentures	100,000	100,000	100,000	100,000	—
Long-term debt	1,286,354	1,224,898	1,162,936	1,121,164	1,092,148

	$2,287,779	$2,076,033	$1,968,612	$1,851,631	$1,748,315

Common stock data
Common equity percentage of capitalization	39.4%	36.2%	35.8%	34.0%	34.1%
Return on average common equity	10.3%	5.9%	8.5%	6.3%	7.5%
Earnings per share	$2.07	$1.15	$1.61	$1.14	$1.33
Diluted earnings per share	$2.05	$1.14	$1.60	$1.13	$1.32
Dividends declared per share	$0.82	$0.82	$0.82	$0.82	$0.82
Payout ratio	40%	71%	51%	72%	62%
Book value per share at year end	$21.58	$19.10	$19.18	$18.42	$17.91
Market value per share at year end	$38.37	$26.40	$25.40	$22.45	$23.45
Market value per share to book value per share	178%	138%	132%	122%	131%
Common shares outstanding at year end (000)	41,770	39,328	36,794	34,232	33,289
Number of common shareholders at year end	23,610	23,571	23,743	22,616	22,119
Ratio of earnings to fixed charges	2.25	1.70	1.93	1.60	1.68

Southwest Gas Corporation

Natural Gas Operations

Year Ended December 31,	2006	2005	2004	2003	2002
(Thousands of dollars)
Sales	$1,671,093	$1,401,329	$1,211,019	$984,966	$1,069,917
Transportation	56,301	53,928	51,033	49,387	45,983

Operating revenue	1,727,394	1,455,257	1,262,052	1,034,353	1,115,900
Net cost of gas sold	1,033,988	828,131	645,766	482,503	563,379

Operating margin	693,406	627,126	616,286	551,850	552,521
Expenses
Operations and maintenance	320,803	314,437	290,800	266,862	264,188
Depreciation and amortization	146,654	137,981	130,515	120,791	115,175
Taxes other than income taxes	34,994	39,040	37,669	35,910	34,565

Operating income	$190,955	$135,668	$157,302	$128,287	$138,593

Contribution to consolidated net income	$71,473	$33,670	$48,354	$34,211	$39,228

Total assets at year end	$3,352,074	$3,103,804	$2,843,199	$2,528,332	$2,345,407

Net gas plant at year end	$2,668,104	$2,489,147	$2,335,992	$2,175,736	$2,034,459

Construction expenditures and property additions	$305,914	$258,547	$274,748	$228,288	$263,576

Cash flow, net
From operating activities	$248,884	$214,036	$124,135	$187,122	$281,329
From investing activities	(277,980)	(254,120)	(272,458)	(249,300)	(243,373)
From financing activities	20,350	57,763	143,086	60,815	(49,187)

Net change in cash	$(8,746)	$17,679	$(5,237)	$(1,363)	$(11,231)

Total throughput (thousands of therms)
Residential	677,605	650,465	667,174	593,048	588,215
Small commercial	309,856	300,072	303,844	279,154	280,271
Large commercial	128,255	111,839	104,899	100,422	121,500
Industrial/Other	149,243	156,542	163,856	157,305	224,055
Transportation	1,175,238	1,273,964	1,258,265	1,336,901	1,325,149

Total throughput	2,440,197	2,492,882	2,498,038	2,466,830	2,539,190

Weighted average cost of gas purchased ($/therm)	$0.79	$0.71	$0.57	$0.46	$0.38
Customers at year end	1,784,000	1,713,000	1,613,000	1,531,000	1,455,000
Employees at year end	2,525	2,590	2,548	2,550	2,546
Degree days—actual	1,826	1,735	1,953	1,772	1,912
Degree days—ten-year average	1,961	1,956	1,913	1,931	1,963

Southwest Gas Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion of Southwest Gas Corporation and subsidiaries (the “Company”) includes information related to the Company’s two business segments: natural gas operations (“Southwest” or the “natural gas operations” segment) and construction services. Southwest is engaged in the business of purchasing, transporting, and distributing natural gas in portions of Arizona, Nevada, and California. Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of central and southern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor of natural gas in Nevada, serving the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area and the high desert and mountain areas in San Bernardino County.

Northern Pipeline Construction Co. (“NPL” or the “construction services” segment), a wholly owned subsidiary, is a full-service underground piping contractor that provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

Executive Summary

The items discussed in this Executive Summary are intended to provide an overview of the results of the Company’s operations and are covered in greater detail in later sections of management’s discussion and analysis. As reflected in the table below, the natural gas operations segment accounted for an average of 83 percent of consolidated net income over the past three years. As such, management’s discussion and analysis is primarily focused on that segment.

Consolidated Results of Operations

Year ended December 31,	2006	2005	2004
(Thousands of dollars, except per share amounts)

Contribution to net income
Natural gas operations	$71,473	$33,670	$48,354
Construction services	12,387	10,153	8,421

Consolidated	$83,860	$43,823	$56,775

Basic earnings per share
Natural gas operations	$1.76	$0.88	$1.37
Construction services	0.31	0.27	0.24

Consolidated	$2.07	$1.15	$1.61

The main factors contributing to the increase in results of operations during 2006 include:

•	higher operating margin resulting from the Arizona general rate increase;

•	continued customer growth;

•	a nonrecurring property tax settlement;

•	increased contribution to net income from NPL; and

•	2005 included a $10 million pretax charge related to an injuries and damages case (see Insurance Coverage for additional information).

Partially offsetting the above positive factors was a 2.4 million increase in average shares outstanding between 2005 and 2006.

Principal Factors Affecting Operating Margin

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

The following events highlight the impact of general rate relief on operating margin during 2006:

•

In February 2006, the Arizona Corporation Commission (“ACC”) rendered a general rate decision that increased rates in Arizona by $49.3 million annually effective March 2006. During 2006, general rate relief in Arizona provided a $35 million increase in operating margin.

Southwest Gas Corporation

•

In June 2006, the California Public Utilities Commission (“CPUC”) approved the Company’s 2006 attrition year filing, granting annualized rate relief of $3 million, effective April 13, 2006, of which $2 million was recognized in 2006.

Weather. Weather is a significant driver of natural gas volumes used by residential and small commercial customers and is the main reason for volatility in margin. Space heating-related volumes are the primary component of billings for these customer classes and are concentrated in the months of November to April for the majority of the Company’s customers. Variances in temperatures from normal levels, especially in Arizona where rates remain leveraged, have a significant impact on the margin and associated net income of the Company. Differences in heating demand, caused primarily by weather variations between 2006 and 2005, accounted for a $3 million increase in operating margin. Temperatures during both years were warmer than normal.

Customer Growth. As of December 31, 2006, Southwest had 1,784,000 residential, commercial, industrial, and other natural gas customers, of which 965,000 customers were located in Arizona, 642,000 in Nevada, and 177,000 in California. Residential and commercial customers represented over 99 percent of the total customer base. During 2006, Southwest added 71,000 customers, a four percent increase, of which 35,000 customers were added in Arizona, 29,000 in Nevada, and 7,000 in California. These additions are largely attributed to population growth in the service areas. Based on current commitments from builders, customer growth is expected to be over four percent in 2007. During 2006, 54 percent of operating margin was earned in Arizona, 36 percent in Nevada, and 10 percent in California. During this same period, Southwest earned 85 percent of operating margin from residential and small commercial customers, 6 percent from other sales customers, and 9 percent from transportation customers. These general patterns are expected to continue.

Incremental margin ($26 million in 2006) has accompanied this customer growth, but the costs associated with creating and maintaining the infrastructure needed to accommodate these customers have also been significant. The timing of including these costs in rates is often delayed (regulatory lag) and can result in a reduction of current-period earnings.

Management has attempted to mitigate the regulatory lag associated with growth by collecting contributions and advances from home builders and by being judicious in its staffing levels through the effective use of technology. Exemplifying this in recent years has been Southwest’s expanded use of electronic meter reading technology. This technology eliminates the need to gain physical access to meters in order to obtain monthly meter readings, thereby reducing the time associated with each meter read while improving their accuracy. By the end of 2006, over 40 percent of Southwest customers’ meters were being read electronically. Reductions in staffing levels associated with these efficiencies have been accomplished through normal attrition. Some of these experienced employees have been redeployed to expand service and construction capabilities. Over the next few years, Southwest will continue to invest in electronic meter reading technology to achieve additional efficiencies.

During the past decade, while adding nearly 692,000 customers, Southwest only increased staffing levels by 105. During this same period, Southwest’s customer to employee ratio has climbed from 451/1 to 706/1, an increase of over 50 percent. It has accomplished this without sacrificing service quality. Additional examples of technological improvements over the last few years include electronic order routing, an electronic mapping system and a work management system.

Customer growth requires significant capital outlays for new transmission and distribution plant and results in higher service costs associated with operating and maintaining such facilities. The following financing activities supported continued construction during 2006:

•	During 2006, the Company issued 2.4 million shares of common stock through its various stock plans, receiving over $70 million in proceeds.

•

In September 2006, the Company issued $56 million in Clark County, Nevada 4.75% Industrial Development Revenue Bonds (“IDRBs”) Series 2006A. The proceeds from the IDRBs were used by Southwest to expand and upgrade facilities in Clark County, Nevada.

•	During 2006, Southwest partially offset capital outlays by collecting approximately $48.6 million in net advances and contributions from customers and third-party contractors.

The results of the natural gas operations segment and the overall results of the Company are heavily dependent upon the three components noted previously (general rate relief, weather, and customer growth). Significant changes in these components (primarily weather) have contributed to somewhat volatile earnings historically. Management continues to work with its regulatory commissions in designing rate structures that strive to provide affordable and reliable service to its customers while mitigating the volatility in prices to customers and stabilizing returns to investors. Such a rate structure is in place in California and progress has been made in Nevada. Southwest continues to pursue rate design changes in Arizona.

Property Tax Settlement

In April 2006, a settlement was reached regarding property tax valuation disputes in Arizona for tax years 2001-2005. A decrease to property tax expense of $3.7 million and an accrual of $746,000 of interest income was recorded. This entry resulted in nonrecurring after-tax income of approximately $0.07 per share in 2006.

Natural Gas Price Volatility

Southwest has experienced price volatility over the past five years, as the weighted-average delivered cost of natural gas

Southwest Gas Corporation

has ranged from a low of 38 cents per therm in 2002 to a high of 79 cents per therm in 2006. Price volatility is expected to continue throughout 2007. Sustained high prices can result in increased under-collected purchased gas adjustment (“PGA”) balances and thereby temporarily reduce operating cash flows until rate relief is granted to recover the higher costs. During 2006, Southwest was able to increase gas cost recovery rates in all jurisdictions and has reduced uncollected PGA balances by $32 million since December 2005.

Stock-Based Compensation

During the first quarter of 2006, the Company began expensing all stock-based compensation costs. In 2006, gross expense was $4.9 million including $1.5 million for stock options and $3.4 million for performance shares. In 2005, expense related to stock-based compensation (performance shares) was $4.1 million.

2007 California Attrition Order

In October 2006, the Company made its 2007 annual California attrition filing requesting a $2.7 million increase in operating margin. The increase in customer rates was approved to be made effective January 2007. In connection with this filing, the Company also received approval to change the way operating margin is recognized under the Company’s margin tracker mechanism. The change provides for authorized levels of margin to be recognized in equal monthly amounts throughout the year, rather than on a seasonally adjusted basis. This change will not impact the total amount of margin recognized annually; however it will affect the comparability of 2007 versus 2006 quarterly amounts. As a result, the $2.7 million authorized annual attrition increase to operating margin in 2007, as adjusted for the equalized margin tracker mechanism, is expected to result in the following year-over-year comparative changes (2007 versus 2006): a decrease of $7.7 million during the first quarter, and increases of $2.6 million, $7.4 million and $400,000 in the second, third and fourth quarters, respectively.

Results of Construction Services Operations

The Company’s construction subsidiary, NPL, increased its contribution to consolidated net income by $2.2 million in 2006 when compared to the prior year. The increase was primarily due to overall revenue growth, coupled with an improvement in the number of profitable bid jobs, and a sustained favorable equipment resale market in the current year.

Results of Natural Gas Operations

Year Ended December 31,	2006	2005	2004
(Thousands of dollars)

Gas operating revenues	$1,727,394	$1,455,257	$1,262,052
Net cost of gas sold	1,033,988	828,131	645,766

Operating margin	693,406	627,126	616,286
Operations and maintenance expense	320,803	314,437	290,800
Depreciation and amortization	146,654	137,981	130,515
Taxes other than income taxes	34,994	39,040	37,669

Operating income	190,955	135,668	157,302
Other income (expense)	10,049	5,087	1,611
Net interest deductions	85,567	81,595	78,137
Net interest deductions on subordinated debentures	7,724	7,723	7,724

Income before income taxes	107,713	51,437	73,052
Income tax expense	36,240	17,767	24,698

Contribution to consolidated net income	$71,473	$33,670	$48,354

2006 vs. 2005

Contribution from natural gas operations increased $37.8 million in 2006 compared to 2005. The improvement in contribution was primarily due to higher operating margin resulting from the Arizona general rate increase, a nonrecurring property tax settlement, and improved other income, partially offset by increased operating expenses and financing costs.

Operating margin increased $66 million in 2006 as compared to 2005. During 2006, the Company added 71,000 customers,

an increase of four percent. New customers coupled with additional amounts from existing transportation and non-weather sensitive sales customers contributed $26 million in incremental operating margin. Rate relief in Arizona and California added $37 million. Differences in heating demand caused primarily by weather variations between periods resulted in a $3 million operating margin increase as warmer-than-normal temperatures were experienced during both periods (during 2006, operating margin was negatively impacted by $16 million, while the negative impact in 2005 was $19 million).

Southwest Gas Corporation

Operations and maintenance expense increased $6.4 million, or two percent, between periods reflecting general cost increases and incremental operating costs associated with serving additional customers. Factors contributing to the increase included insurance premiums, uncollectible expenses, employee-related costs, and incremental stock-based compensation costs. Operations and maintenance expense for 2005 included a $10 million nonrecurring provision for an injuries and damages case (see Insurance Coverage below for more information).

Depreciation expense increased $8.7 million, or six percent, as a result of construction activities. Average gas plant in service for 2006 increased $238 million, or seven percent, compared to 2005. The increase reflects ongoing capital expenditures for the upgrade of existing operating facilities and the expansion of the system to accommodate continued customer growth.

General taxes decreased $4 million, or 10 percent, primarily as a result of the nonrecurring property tax settlement (see Property Tax Settlement for additional information) and Arizona legislation signed in June 2006 that reduced property tax rates, retroactive to January 2006.

Other income (expense) increased $5 million compared to 2005. The current period includes a $2 million net increase in interest income primarily associated with the unrecovered balance of deferred purchased gas costs and $1 million of interest income on the property tax settlement discussed above.

Net financing costs increased $4 million primarily due to higher rates on variable-rate debt and an increase in average debt outstanding to help finance growth.

Income tax expense in 2006 includes a nonrecurring $1.7 million state income tax benefit.

2005 vs. 2004

Contribution from natural gas operations decreased $14.7 million in 2005 compared to 2004. The decrease was principally the result of higher operating expenses, including a nonrecurring provision for an injuries and damages case, partially offset by improved, but lower than expected, operating margin.

Operating margin increased approximately $11 million in 2005 as compared to 2004. During 2005, the Company added 81,000 customers (excluding 19,000 customers associated with an acquisition in the South Lake Tahoe area), a growth rate of five percent. New customers contributed $20 million in incremental margin. Differences in heating demand primarily caused by weather variations between periods resulted in a $17 million margin decrease as warmer-than-normal temperatures were experienced during 2005, especially in Arizona. Rate relief in California and Nevada provided $8 million in new operating margin.

Operations and maintenance expense increased $23.6 million, or eight percent, compared to 2004. A significant component of the variance related to a $10 million nonrecurring provision for an injuries and damages case (see Insurance Coverage below for more information). The increase also reflected general cost increases and incremental costs associated with providing service to a growing customer base. Factors contributing to the increase included higher insurance premiums, uncollectible expenses, employee-related costs, and compliance costs. Operations and maintenance expense for 2004 included $2.3 million in lease payments for an LNG facility which was purchased in December 2004.

Depreciation expense and general taxes increased $8.8 million, or five percent, as a result of construction activities. Average gas plant in service increased $248 million, or eight percent, as compared to 2004. The increase reflected ongoing capital expenditures for the upgrade of existing operating facilities, the expansion of the system to accommodate continued customer growth, and the purchase of the South Lake Tahoe properties.

Other income (expense) increased $3.5 million compared to 2004. Returns on long-term investments improved by approximately $1.2 million during 2005. Other income (expense) for 2005 also included an $800,000 improvement in interest income primarily associated with the unrecovered balance of deferred purchased gas costs and a $900,000 increase in the allowance for equity funds used during construction.

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

Rates and Regulatory Proceedings

Arizona General Rate Case. In February 2006, the ACC rendered a decision on the general rate case filed by Southwest in December 2004. The ACC approved a $49.3 million increase in operating revenues, effective March 2006. The decision did not include all of the rate design changes or the conservation tracker Southwest had requested. While the ACC did authorize an increase in the customer charge by $1.70 per month, the rate design approved for commodity sales continues to expose customers, investors and the Company to the risks associated with weather volatility. The ACC did however encourage Southwest to work with the ACC Staff and other interested parties prospectively to seek rate design alternatives that will provide benefits to all affected stakeholders. These collaborative discussions began during the third quarter of 2006 and will continue in the future. Southwest estimates that operating margin in 2006 reflected approximately $35 million of general rate relief in Arizona.

California Attrition Filings. In October 2005, Southwest made its 2006 annual attrition filing requesting a $4.5 million

Southwest Gas Corporation

increase in operating margin. The effective date of new rates was originally anticipated to be January 2006. The Division of Ratepayer Advocates (“DRA”) filed a protest to the attrition filing disagreeing with certain aspects of the Company’s calculation. As a result of the protest, the Energy Division suspended the filing. In December 2005, Southwest filed a motion requesting authorization to establish a memorandum account to track the related revenue shortfall between the existing and proposed rates in the attrition filing. The motion was approved effective April 13, 2006. In June 2006, the CPUC approved the revised 2006 attrition retroactive to the date of the memorandum account in April. Annualized rate relief of $3 million was granted of which approximately $2 million was recognized in 2006. Although the Company filed an application requesting that the memorandum account be made effective January 2006, consistent with the initial annual filing, this petition was denied during the fourth quarter, and as a result, the Company was unable to recover an estimated $1 million in operating margin resulting from the delayed effective date.

In October 2006, the Company made its 2007 annual attrition filing requesting a $2.7 million increase in operating margin. The increase in customer rates was approved to be made effective January 2007. In connection with this filing, the Company also received approval to change the way operating margin is recognized under the Company’s margin tracker mechanism. The change provides for authorized levels of margin to be recognized in equal monthly amounts throughout the year, rather than on a seasonally adjusted basis. This change will not impact the total amount of margin recognized annually; however it will affect the comparability of 2007 versus 2006 quarterly amounts. As a result, the $2.7 million authorized annual attrition increase to operating margin in 2007, as adjusted for the equalized margin tracker mechanism, is expected to result in the following year-over-year comparative changes (2007 versus 2006): a decrease of $7.7 million during the first quarter, and increases of $2.6 million, $7.4 million and $400,000 in the second, third and fourth quarters, respectively.

Nevada Weather Normalization Adjustment Provision. In March 2005, Southwest filed an application requesting the Public Utilities Commission of Nevada (“PUCN”) to approve a weather normalization adjustment provision in advance of the Company’s next general rate case. This filing requested that winter season billing volumes for weather sensitive customers be adjusted to reflect consumption variations that can be attributed to departures from normal weather. In the second quarter of 2005, the PUCN opened an investigation/rulemaking docket to address the issue of weather normalization, and in November 2005, the PUCN requested additional information. A joint report of the Regulatory Operations Staff and Bureau of Consumer Protection was filed in July 2006 recommending approval of a weather normalization adjustment provision. The PUCN subsequently declined to adopt the recommendation, effectively requiring the issue to be considered in future general rate case proceedings.

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

Southwest had the following outstanding PGA balances receivable at the end of its two most recent fiscal years (millions of dollars):

	2006	2005
Arizona	$68.4	$46.8
Northern Nevada	1.1	12.6
Southern Nevada	4.1	39.4
California	3.4	10.6

	$77.0	$109.4

Arizona PGA Filings. In Arizona, Southwest adjusts rates monthly for changes in purchased gas costs, within pre-established limits measured on a twelve-month rolling average. During the first quarter of 2006, the ACC approved an increase in the pre-established limit from $0.10 to $0.13 per therm. In addition, the ACC approved the implementation of a temporary PGA surcharge of $0.11 per therm effective February 2006 to pass through higher costs of natural gas incurred during 2005. The PGA balance in Arizona has been steadily declining after reaching a high of $95.8 million in April 2006.

Nevada Deferred Energy Adjustment Filing. Nevada Senate Bill No. 238, which became effective in October 2005, provides for quarterly gas cost adjustments calculated on a twelve-month rolling average. Adjustments are subject to an annual prudence review and audit of the natural gas costs incurred. This new quarterly adjustment mechanism was effective in allowing Southwest to minimize the PGA balance by year end 2006.

California Gas Cost Filings. In California, a monthly gas cost adjustment based on forecasted monthly prices is utilized. Monthly adjustments are designed to provide a more timely recovery of gas costs and to send appropriate pricing signals to customers.

Southwest Gas Corporation

Other Filings

El Paso Transmission System. In June 2005, El Paso Natural Gas Company (“El Paso”) filed a general rate case application with the Federal Energy Regulatory Commission (“FERC”). (Southwest is dependent upon El Paso for the transportation of natural gas for virtually all of its Arizona service territories, and through August 2006, part of its southern Nevada service territories.) As part of its application, which is the first since the conversion of full requirements customers like Southwest to contract demand services, El Paso proposed various tariff changes along with new service offerings. The annual increase in gas transportation costs to Southwest was approximately $19.1 million. The new rates became effective January 2006, subject to refund. However, the implementation of new services and certain overrun and imbalance penalty charges proposed in El Paso’s application was phased-in during the period June 2006 through November 2006. In December 2006, El Paso filed a settlement offer with the FERC which would resolve many of the issues raised in the general rate case proceeding. Southwest expects to fully recover any increased costs resulting from a final order or settlement in the case.

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

2006 Construction Expenditures

Southwest continues to experience high customer growth. This growth has required significant capital outlays for new transmission and distribution plant, to keep up with consumer demand. During the three-year period ended December 31, 2006, total gas plant increased from $3 billion to $3.8 billion, or at an annual rate of seven percent. Customer growth was the primary reason for the plant increase as Southwest added 253,000 net new customers (including 19,000 customers acquired in the South Lake Tahoe area) during the three-year period.

During 2006, construction expenditures for the natural gas operations segment were $306 million. Approximately 76 percent of these expenditures represented new construction and the balance represented costs associated with routine replacement of existing transmission, distribution, and general plant. Cash flows from operating activities of Southwest (net of dividends) provided $215 million of the required capital resources pertaining to total capital expenditures in 2006. The remainder was provided from external financing activities and existing credit facilities.

2006 Financing Activity

The Company has a universal shelf registration statement providing for the issuance and sale of registered securities, which may consist of secured debt, unsecured debt, preferred stock, or common stock. At December 31, 2006, the Company had $95 million in securities available for issuance under the universal shelf registration statement.

In March 2006, the Company entered into a Sales Agency Financing Agreement with BNY Capital Markets, Inc. relating to the issuance and sale of up to $45 million aggregate amount of shares of the Company’s common stock, from time to time over a three-year period (“Equity Shelf Program”). Sales of the shares are made at market prices prevailing at the time of sale. Net proceeds from the sale of shares of common stock under the Equity Shelf Program are used for general corporate purposes, including the acquisition of property for the construction, completion, extension or improvement of pipeline systems and facilities located in and around the communities Southwest serves. During 2006, approximately 947,000 shares were issued in at-the-market offerings through the Equity Shelf Program at an average price of $29.87 per share with gross proceeds of $28.3 million, agent commissions of $283,000, and net proceeds of $28 million.

During 2006, the Company issued approximately 1.5 million additional shares of common stock through the Dividend Reinvestment and Stock Purchase Plan (“DRSPP”), Employee Investment Plan, Management Incentive Plan, and Stock Incentive Plan. In addition, in 2006, Southwest offset capital outlays by collecting approximately $48.6 million in net advances and contributions from third-party contractors.

In September 2006, the Company issued $56 million in Clark County, Nevada 4.75% IDRBs Series 2006A pursuant to a financing agreement and indenture. The IDRBs were issued at a discount of 0.625% and are due September 1, 2036. The net proceeds from the IDRBs were used by Southwest to expand and upgrade facilities in Clark County, Nevada.

2007 Construction Expenditures and Financing

Southwest estimates construction expenditures during the three-year period ending December 31, 2009 will be approximately $880 million. Of this amount, approximately $337 million are expected to be incurred in 2007. During the three-year period, cash flow from operating activities (net of dividends) is estimated to fund over 90 percent of the gas operations’ total construction expenditures, assuming timely recovery of currently deferred PGA balances. Southwest also has $43 million in long-term debt maturities over the three-year period. Maturities would increase to $50.5 million if an existing bondholder exercises a discretionary put option in 2007. The Company expects to raise $100 million to $125 million from its various common stock programs. Any remaining cash requirements are expected to be provided by existing credit facilities and/or other external financing

Southwest Gas Corporation

sources. The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, growth levels in Southwest service areas, and earnings. These external financings may include the issuance of both debt and equity securities, bank and other short-term borrowings, and other forms of financing.

Contractual Obligations

Obligations under long-term debt, gas purchase obligations and significant non-cancelable operating leases at December 31, 2006 were as follows (millions of dollars):

	Payments due by period
	Total	2007	2008-2009	2010-2011	Thereafter
Contractual Obligations
Subordinated debentures to Southwest Gas Capital II (Note 5) (a)	$383	$8	$15	$15	$345
Long-term debt (Note 6) (a)	2,414	102	183	471	1,658
Operating leases (Note 2)	32	5	9	5	13
Gas purchase obligations (b)	519	422	97	—	—
Pipeline capacity (c)	667	105	195	189	178
Other commitments	17	6	6	2	3

Total	$4,032	$648	$505	$682	$2,197

(a)	Includes scheduled principal and interest payments over the life of the debt.
(b)	Includes fixed-price and variable-rate gas purchase contracts covering approximately 140 million dekatherms. Fixed-price contracts range in price from $6 to $11 per dekatherm. Variable-price contracts reflect minimum contractual obligations.
(c)	Southwest has pipeline capacity contracts for firm transportation service, both on a short- and long-term basis, with several companies for all of its service territories. Southwest also has interruptible contracts in place that allow additional capacity to be acquired should an unforeseen need arise. Costs associated with these pipeline capacity contracts are a component of the cost of gas sold and are recovered from customers primarily through the PGA mechanism.

Estimated funding for pension and other postretirement benefits during calendar year 2007 is $24 million.

Liquidity

Liquidity refers to the ability of an enterprise to generate adequate amounts of cash to meet its cash requirements. Several general factors that could significantly affect liquidity in future years include inflation, growth in Southwest’s service territories, changes in the ratemaking policies of regulatory commissions, interest rates, variability of natural gas prices, changes in income tax laws, and the level of Company earnings. Of these factors natural gas prices have had the most significant impact on Company liquidity.

Over the past five years the weighted-average delivered cost of natural gas has ranged from a low of 38 cents per therm in 2002 to a high of 79 cents per therm in 2006. Price volatility is expected to continue throughout 2007. Southwest periodically enters into fixed-price term contracts to mitigate price volatility. About half of Southwest’s annual normal weather supply needs are secured using short duration contracts (one year or less). For the 2006/2007 heating season, fixed price contracts ranged in price from $6 to $11 per dekatherm. Natural gas purchases not covered by fixed-price contracts are made under variable-price contracts with firm quantities and on the spot market. Prices for these contracts are not known until the month of purchase. Southwest does not currently utilize other stand-alone derivative financial instruments for speculative purposes, or for hedging. During 2007, Southwest intends to supplement its current volatility mitigation program with stand-alone derivative instruments. The combination of fixed-price contracts and derivative instruments should increase flexibility for Southwest and increase supplier diversification. The costs of such derivative financial instruments are expected to be recovered from customers.

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

On an interim basis, Southwest generally defers over- or under-collections of gas costs to PGA balancing accounts. In addition, Southwest uses this mechanism to either refund amounts over-collected or recoup amounts under-collected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. At December 31, 2006, the combined balances in PGA accounts totaled an under-collection of $77 million versus an under-collection of $109 million at December 31, 2005. See PGA Filings for more information on recent regulatory filings. Southwest has the ability to draw on its $300 million credit facility to temporarily finance under-collected PGA balances.

Southwest Gas Corporation

This facility runs through April 2011. Southwest has designated $150 million of the facility as long-term debt and the remaining $150 million for working capital purposes. Southwest currently believes the $150 million designated for working capital purposes is adequate to meet liquidity needs. At December 31, 2006, $147 million was outstanding on the long-term portion and no borrowings were outstanding on the short-term portion of the credit facility.

Off-Balance Sheet Arrangements

All Company debt is recorded on its balance sheets. The Company has long-term operating leases, which are described in Note 2—Utility Plant of the Notes to Consolidated Financial Statements. No debt instruments have credit triggers or other clauses that result in default if Company bond ratings are lowered by rating agencies. Certain Company debt instruments contain securities ratings covenants that, if set in motion, would increase financing costs. See discussion below for the impact of a recent credit rating change.

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

In May 2006, Moody’s Investors Service, Inc. (“Moody’s”) lowered its rating on the Company’s unsecured long-term debt to Baa3 from Baa2 and changed the outlook for the rating to stable from negative. The change in credit rating will result in an annualized estimated increase of $375,000 in interest expense on existing long-term debt. No debt covenants were affected by the downgrade. Moody’s cited a long-term warming trend in the Company’s service territories, regulatory lag, and weak credit measures as some of the factors behind the downgrade. Moody’s applies a Baa rating to obligations which are considered medium grade obligations with adequate security. A numerical modifier of 1 (high end of the category) through 3 (low end of the category) is included with the Baa to indicate the approximate rank of a company within the range.

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

Insurance Coverage

The Company maintains liability insurance for various risks associated with the operation of its natural gas pipelines and facilities. In connection with these liability insurance policies, the Company has been responsible for an initial deductible or self-insured retention amount per incident, after which the insurance carriers would be responsible for amounts up to the policy limits. For the policy year August 2004 to July 2005, the self-insured retention amount associated with general liability claims was $1 million per incident plus payment of the first $10 million in aggregate claims above $1 million in the policy year. In May 2005, a leaking natural gas line was involved in a fire that severely injured an individual. The leak is believed to have been caused by a rock impinging upon a natural gas line that was installed for Southwest Gas and that is owned and operated by the Company. In December 2005, the plaintiffs filed a complaint against the Company claiming $3.4 million in medical bills, $12 million in future medical expenses, and unspecified claims for general and punitive damages. By December 2005, the Company had recorded a total liability related to this incident equal to the Company’s maximum self- insured retention level of $11 million. In the fourth quarter of 2006, the case was settled. The amount of the settlement that exceeded $11 million was covered by insurance. The Company’s current insurance contracts limit the self-insured retention to $1 million per incident plus payment of the first $5 million in aggregate claims above $1 million.

Southwest Gas Corporation

Results of Construction Services

Year Ended December 31,	2006	2005	2004
(Thousands of dollars)

Construction revenues	$297,364	$259,026	$215,008
Cost of construction	271,743	237,356	196,792

Gross profit	25,621	21,670	18,216
General and administrative expenses	7,377	6,672	5,742

Operating income	18,244	14,998	12,474
Other income (expense)	4,086	3,009	2,131
Interest expense	1,686	1,009	645

Income before income taxes	20,644	16,998	13,960
Income tax expense	8,257	6,845	5,539

Contribution to consolidated net income	$12,387	$10,153	$8,421

2006 vs. 2005

The 2006 contribution to consolidated net income from construction services increased $2.2 million from 2005. The factors that drove the favorable results include a 15 percent increase in revenues, an improvement in the number of profitable bid jobs, and a favorable equipment resale market.

Revenues increased $38 million due primarily to an increased workload under several existing contracts and an improvement in the amount and profitability of new bid work. Gross profit increased approximately $4 million, or 18 percent, as a direct result of the increase in revenues. The construction revenues above include NPL contracts with Southwest totaling $80.6 million in 2006, $71.8 million in 2005, and $61.6 million in 2004. NPL accounts for the services provided to Southwest at contractual (market) prices.

General and administrative costs increased $705,000 due primarily to incremental costs associated with growth including labor and other administrative expenses. Other income increased $1.1 million as a result of an increase in gains on sale of equipment. Interest expense increased $677,000 due to additional long-term borrowing for the purchase of new equipment and higher interest rates.

Construction activity is cyclical and can be significantly impacted by changes in general and local economic conditions, including interest rates, employment levels, job growth, and local and federal tax rates. The slow-down in construction activities observed in regional and national markets at the end of 2006, if sustained, could negatively impact the amount of work received under existing blanket contracts, the amount of bid work, and the equipment resale market in 2007.

2005 vs. 2004

The 2005 contribution to consolidated net income from construction services increased $1.7 million from 2004. The increase was primarily due to overall revenue growth, coupled with an improvement in the number of profitable bid jobs and a favorable equipment resale market in 2005.

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

Southwest Gas Corporation

Recently Issued Accounting Pronouncements

Below is a listing of recently issued accounting pronouncements by the Financial Accounting Standards Board (“FASB”). See Note 1—Summary of Significant Accounting Policies for more information regarding these accounting pronouncements and their potential impact on the Company’s financial position and results of operations.

Title	Month of Issue	Effective Date

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.”	February 2006	January 2007

SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.”	March 2006	January 2007

FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”	June 2006	January 2007

SFAS No. 157, “Fair Value Measurements.”	September 2006	January 2008

Application of Critical Accounting Policies

A critical accounting policy is one which is very important to the portrayal of the financial condition and results of a company, and requires the most difficult, subjective, or complex judgments of management. The need to make estimates about the effect of items that are uncertain is what makes these judgments difficult, subjective, and/or complex. Management makes subjective judgments about the accounting and regulatory treatment of many items and bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments. These estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. The following are accounting policies that are critical to the financial statements of the Company. For more information regarding the significant accounting policies of the Company, see Note 1—Summary of Significant Accounting Policies.

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

Regulatory liabilities are recorded if it is probable that revenues will be reduced for amounts that will be credited to customers through the ratemaking process. The timing and inclusion of costs in rates is often delayed (regulatory lag) and results in a reduction of current-period earnings. Refer to Note 4—Regulatory Assets and Liabilities for a list of regulatory assets and liabilities.

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

Southwest Gas Corporation

statement tax provisions and adjusts the tax provisions when necessary as additional information is obtained. A change in the regulatory treatment or significant changes in tax-related estimates, assumptions, or enacted tax rates could have a material impact on cash flows, the financial position, and/or results of operations of the Company.

Accounting for Pensions and Other Postretirement Benefits

Southwest has a noncontributory qualified retirement plan with defined benefits covering substantially all employees. In addition, Southwest has a separate unfunded supplemental retirement plan which is limited to officers. The Company’s pension obligations and costs for these plans are affected by the amount of cash contributions to the plans, the return on plan assets, discount rates, and by employee demographics, including age, compensation, and length of service. Changes made to the provisions of the plans may also impact current and future pension costs. Actuarial formulas are used in the determination of pension obligations and costs and are affected by actual plan experience and assumptions about future experience. Key actuarial assumptions include the expected return on plan assets, the discount rate used in determining the projected benefit obligation and pension costs, and the assumed rate of increase in employee compensation. Relatively small changes in these assumptions (particularly the discount rate) may significantly affect pension obligations and costs for these plans.

Due to an increase in market interest rates for high-quality fixed income investments, the Company raised the discount rate to 6.00% at December 31, 2006 from 5.75% at December 31, 2005. The weighted-average rate of compensation increase was raised to 3.75% from 3.30%. The Company maintained its asset return assumption for 2007 at 8.50%. These offsetting changes will not result in a significant change in pension expense for 2007. Should interest rates rise in 2007, future pension expense and projected benefit obligations could decrease. Conversely, declining interest rates would put upward pressure on future pension expense and projected benefit obligations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires employers to recognize the overfunded or underfunded positions of defined benefit postretirement plans, including pension plans, in their balance sheets. Under SFAS No. 158, any actuarial gains and losses, prior service costs and transition assets or obligations that were not recognized under previous accounting standards must be recognized in accumulated other comprehensive income under stockholders’ equity, net of tax, until they are amortized as a component of net periodic benefit cost. SFAS No. 158 does not change how net periodic pension and postretirement costs are accounted for and reported in the income statement. The Company adopted the provisions of SFAS No. 158 effective December 31, 2006.

In accordance with SFAS No. 71, the Company has established a regulatory asset for the portion of the total amounts otherwise chargeable to accumulated other comprehensive income that are expected to be recovered through rates in future periods. The changes in actuarial losses and prior service credits pertaining to the regulatory asset will be recognized as an adjustment to the regulatory asset account as these amounts are recognized as components of net periodic pension costs each year. See Note 9—Pension and Other Postretirement Benefits for plan assumptions and further discussion of the impact of adopting SFAS No. 158.

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

Certifications

The SEC requires the Company to file certifications of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) regarding reporting accuracy, disclosure controls and procedures, and internal control over financial reporting as exhibits to the Company’s periodic filings. The CEO and CFO certifications for the period ended December 31, 2006 were included as exhibits to the 2006 Annual Report on Form 10-K which was filed with the SEC. The Company is also required to file an annual CEO certification regarding corporate governance listing standards compliance with the New York Stock Exchange (“NYSE”). The most recent annual CEO certification, dated May 10, 2006, was filed with the NYSE in May 2006.

Forward-Looking Statements

This annual report contains statements which constitute “forward-looking statements” within the meaning of the Securities Litigation Reform Act of 1995 (“Reform Act”). All statements other than statements of historical fact included or incorporated by reference in this annual report are forward-looking statements, including, without limitation, statements regarding the Company’s plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions. The words “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “continue,” and similar words and expressions are generally used and intended to identify forward-looking statements. In particular, statements regarding customer growth, estimated construction expenditures, the sources and amounts of financing, customer mix and revenue patterns, efficiencies resulting from new technology, construction services contribution, ability to receive more effective rate designs, the expected results of the projected impact in 2007 due to changes in the margin tracker mechanism, sufficiency of working

Southwest Gas Corporation

capital and ability to raise funds and receive external financing, and statements regarding future gas prices, future PGA balances, the effects of recent accounting pronouncements, and the timing and results of future rate approvals and guidelines are forward-looking statements. All forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act.

A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, the impact of weather variations on customer usage, customer growth rates, changes in natural gas prices, our ability to recover costs through our PGA mechanism, the effects of regulation/deregulation, the timing and amount of rate relief, changes in rate design, changes in gas procurement practices, changes in capital requirements and funding, the impact of conditions in the capital markets on financing costs, changes in construction expenditures and financing, renewal of franchises, easements and rights-of-way, changes in operations and maintenance expenses, effects of accounting changes, future liability claims, changes in pipeline capacity for the transportation of gas and related costs, acquisitions and management’s plans related thereto, competition, and our ability to raise capital in external financings. In addition, the Company can provide no assurance that its discussions regarding certain trends relating to its financing, operations and maintenance expenses will continue in future periods. For additional information on the risks associated with the Company’s business, see Item 1A. Risk Factors in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

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

Common Stock Price and Dividend Information

	2006		2005		Dividends Declared
	High	Low	High	Low	2006	2005
First quarter	$29.04	$26.09	$26.13	$23.66	$0.205	$0.205
Second quarter	31.43	26.46	26.35	23.53	0.205	0.205
Third quarter	34.19	30.70	28.07	25.00	0.205	0.205
Fourth quarter	39.37	32.80	27.86	25.12	0.205	0.205

					$0.820	$0.820

The principal market on which the common stock of the Company is traded is the New York Stock Exchange. At February 15, 2007, there were 23,306 holders of record of common stock, and the market price of the common stock was $38.80.

The Company has a common stock dividend policy which states that common stock dividends will be paid at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles. The quarterly common stock dividend was 20.5 cents per share throughout 2006. The dividend of 20.5 cents per share has been paid quarterly since September 1994. In February 2007, the Board of Directors increased the quarterly dividend payout to 21.5 cents per share, effective with the June 2007 payment.

Southwest Gas Corporation

Consolidated Balance Sheets

	December 31,
	2006	2005
(Thousands of dollars, except par value)

ASSETS
Utility plant:
Gas plant	$3,763,310	$3,516,587
Less: accumulated depreciation	(1,175,600)	(1,083,900)
Acquisition adjustments, net	1,992	2,173
Construction work in progress	78,402	54,287

Net utility plant (Note 2)	2,668,104	2,489,147

Other property and investments	136,242	118,094

Current assets:
Cash and cash equivalents	18,786	29,603
Accounts receivable, net of allowances (Note 3)	225,928	198,081
Accrued utility revenue	73,300	68,400
Deferred purchased gas costs (Note 4)	77,007	109,415
Prepaids and other current assets (Note 4)	106,603	137,161

Total current assets	501,624	542,660

Deferred charges and other assets (Note 4)	178,995	78,525

Total assets	$3,484,965	$3,228,426

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock, $1 par (authorized–45,000,000 shares; issued and outstanding–41,770,291 and 39,328,291 shares) (Note 10)	$43,400	$40,958
Additional paid-in capital	698,258	628,248
Accumulated other comprehensive income (loss), net (Note 9)	(13,666)	(41,645)
Retained earnings	173,433	123,574

Total equity	901,425	751,135
Subordinated debentures due to Southwest Gas Capital II (Note 5)	100,000	100,000
Long-term debt, less current maturities (Note 6)	1,286,354	1,224,898

Total capitalization	2,287,779	2,076,033

Commitments and contingencies (Note 8)
Current liabilities:
Current maturities of long-term debt (Note 6)	27,545	83,215
Short-term debt (Note 7)	—	24,000
Accounts payable	265,739	259,476
Customer deposits	64,151	57,552
Accrued general taxes	45,895	40,526
Accrued interest	21,362	22,472
Deferred income taxes (Note 11)	15,471	68,166
Other current liabilities	55,901	65,546

Total current liabilities	496,064	620,953

Deferred income taxes and other credits:
Deferred income taxes and investment tax credits (Note 11)	308,493	234,739
Taxes payable	5,951	7,551
Accumulated removal costs (Note 4)	125,000	105,000
Other deferred credits (Note 9)	261,678	184,150

Total deferred income taxes and other credits	701,122	531,440

Total capitalization and liabilities	$3,484,965	$3,228,426

The accompanying notes are an integral part of these statements.

Southwest Gas Corporation

Consolidated Statements Of Income

Year Ended December 31,	2006	2005	2004
(In thousands, except per share amounts)

Operating revenues:
Gas operating revenues	$1,727,394	$1,455,257	$1,262,052
Construction revenues	297,364	259,026	215,008

Total operating revenues	2,024,758	1,714,283	1,477,060

Operating expenses:
Net cost of gas sold	1,033,988	828,131	645,766
Operations and maintenance	320,803	314,437	290,800
Depreciation and amortization	168,964	156,253	146,018
Taxes other than income taxes	34,994	39,040	37,669
Construction expenses	256,827	225,774	187,040

Total operating expenses	1,815,576	1,563,635	1,307,293

Operating income	209,182	150,648	169,767

Other income and (expenses):
Net interest deductions	(87,253)	(82,604)	(78,782)
Net interest deductions on subordinated debentures (Note 5)	(7,724)	(7,723)	(7,724)
Other income (deductions)	14,152	8,114	3,751

Total other income and (expenses)	(80,825)	(82,213)	(82,755)

Income before income taxes	128,357	68,435	87,012
Income tax expense (Note 11)	44,497	24,612	30,237

Net income	$83,860	$43,823	$56,775

Basic earnings per share (Note 13)	$2.07	$1.15	$1.61

Diluted earnings per share (Note 13)	$2.05	$1.14	$1.60

Average number of common shares outstanding	40,566	38,132	35,204
Average shares outstanding (assuming dilution)	40,975	38,467	35,488

The accompanying notes are an integral part of these statements.

Southwest Gas Corporation

Consolidated Statements Of Cash Flows

Year Ended December 31,	2006	2005	2004
(Thousands of dollars)

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$83,860	$43,823	$56,775
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	168,964	156,253	146,018
Deferred income taxes	3,909	(5,514)	38,001
Changes in current assets and liabilities:
Accounts receivable, net of allowances	(27,847)	(20,216)	(49,307)
Accrued utility revenue	(4,900)	982	(1,500)
Deferred purchased gas costs	32,408	(25,865)	(72,925)
Accounts payable	6,263	92,021	55,758
Accrued taxes	3,198	5,716	3,027
Other current assets and liabilities	24,156	(23,000)	(25,406)
Other	(8,657)	13,424	1,050

Net cash provided by operating activities	281,354	237,624	151,491

CASH FLOW FROM INVESTING ACTIVITIES:
Construction expenditures and property additions	(345,325)	(294,369)	(302,688)
Other	33,199	1,985	6,106

Net cash used in investing activities	(312,126)	(292,384)	(296,582)

CASH FLOW FROM FINANCING ACTIVITIES:
Issuance of common stock, net	72,452	64,136	58,687
Dividends paid	(33,500)	(31,228)	(28,836)
Issuance of long-term debt, net	92,400	145,256	147,135
Retirement of long-term debt	(84,397)	(31,442)	(83,437)
Temporary changes in long-term debt	(3,000)	—	—
Change in short-term debt	(24,000)	(76,000)	48,000

Net cash provided by financing activities	19,955	70,722	141,549

Change in cash and cash equivalents	(10,817)	15,962	(3,542)
Cash at beginning of period	29,603	13,641	17,183

Cash at end of period	$18,786	$29,603	$13,641

Supplemental information:
Interest paid, net of amounts capitalized	$92,533	$86,465	$80,433

Income taxes paid (received), net	$39,682	$5,977	$(12,640)

The accompanying notes are an integral part of these statements.

Southwest Gas Corporation

Consolidated Statements Of Stockholders’ Equity And

Comprehensive Income

	Common Stock			Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total	Comprehensive Income (Loss)
	Shares		Amount
(In thousands, except per share amounts)

DECEMBER 31, 2003	34,232		$35,862	$510,521	$—	$84,084	$630,467
Common stock issuances	2,562		2,562	56,125			58,687
Net income						56,775	56,775	$56,775
Additional minimum pension liability adjustment, net of $6.5 million of tax (Note 9)					(10,892)		(10,892)	(10,892)

Dividends declared
Common: $0.82 per share						(29,361)	(29,361)

2004 Comprehensive Income								$45,883

DECEMBER 31, 2004	36,794		38,424	566,646	(10,892)	111,498	705,676
Common stock issuances	2,534		2,534	61,602			64,136
Net income						43,823	43,823	$43,823
Additional minimum pension liability adjustment, net of $19 million of tax (Note 9)					(30,753)		(30,753)	(30,753)

Dividends declared
Common: $0.82 per share						(31,747)	(31,747)

2005 Comprehensive Income								$13,070

DECEMBER 31, 2005	39,328		40,958	628,248	(41,645)	123,574	751,135
Common stock issuances	2,442		2,442	70,010			72,452
Net income						83,860	83,860	$83,860
Additional minimum pension liability adjustment, net of $20.3 million of tax (Note 9)					33,047		33,047	33,047
Net adjustment to adopt SFAS No. 158, net of $3.1 million of tax (Note 9)					(5,068)		(5,068)

Dividends declared
Common: $0.82 per share						(34,001)	(34,001)

2006 Comprehensive Income								$116,907

DECEMBER 31, 2006	41,770	*	$43,400	$698,258	$(13,666)	$173,433	$901,425

*	At December 31, 2006, 1.3 million common shares were registered and available for issuance under provisions of the Employee Investment Plan and the Dividend Reinvestment and Stock Purchase Plan. In addition, 1 million common shares are registered for issuance upon the exercise of options granted under the Stock Incentive Plan (see Note 10). During 2006, approximately 947,000 shares were issued in at-the-market offerings through the Equity Shelf Program with gross proceeds of $28.3 million, agent commissions of $283,000, and net proceeds of $28 million.

The accompanying notes are an integral part of these statements.

Southwest Gas Corporation

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Nature of Operations. Southwest Gas Corporation (the “Company”) is composed of two segments: natural gas operations (“Southwest” or the “natural gas operations” segment) and construction services. Southwest is engaged in the business of purchasing, distributing and transporting natural gas to customers in portions of Arizona, Nevada, and California. The public utility rates, practices, facilities, and service territories of Southwest are subject to regulatory oversight. Natural gas purchases and the timing of related recoveries can materially impact liquidity. Northern Pipeline Construction Co. (“NPL” or the “construction services” segment), a wholly owned subsidiary, is a full-service underground piping contractor that provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

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

Net Utility Plant. Net utility plant includes gas plant at original cost, less the accumulated provision for depreciation and amortization, plus the unamortized balance of acquisition adjustments. Original cost includes contracted services, material, payroll and related costs such as taxes and benefits, general and administrative expenses, and an allowance for funds used during construction, less contributions in aid of construction.

Deferred Purchased Gas Costs. The various regulatory commissions have established procedures to enable Southwest to adjust its billing rates for changes in the cost of natural gas purchased. The difference between the current cost of gas purchased and the cost of gas recovered in billed rates is deferred. Generally, these deferred amounts are recovered or refunded within one year.

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

Cash and Cash Equivalents. For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and financial instruments with a purchased maturity of three months or less.

Accumulated Removal Costs. In accordance with approved regulatory practices, the depreciation expense for Southwest includes a component to recover removal costs associated with utility plant retirements. In accordance with the Securities and Exchange Commission’s (“SEC”) position on presentation of these amounts, management has reclassified $125 million and $105 million, as of December 31, 2006 and 2005, respectively, of estimated removal costs from accumulated depreciation to accumulated removal costs within the liabilities section of the balance sheet.

Gas Operating Revenues. Revenues are recorded when customers are billed. Customer billings are based on monthly meter reads and are calculated in accordance with applicable tariffs and state and local laws, regulations, and agreements. An estimate of the amount of natural gas distributed, but not yet billed, to residential and commercial customers from the latest meter reading date to the end of the reporting period is also recognized as accrued utility revenue.

The Company acts as an agent for state and local taxing authorities in the collection and remission of a variety of taxes, including franchise fees, sales and use taxes, and surcharges. These taxes are not included in gas operating revenues, except for certain franchise fees in California operating jurisdictions which are not significant.

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

Southwest Gas Corporation

Note 1 Summary of Significant Accounting Policies (Continued)

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

Allowance for Funds Used During Construction (“AFUDC”). AFUDC represents the cost of both debt and equity funds used to finance utility construction. AFUDC is capitalized as part of the cost of utility plant. The Company capitalized $2.8 million in 2006, $2 million in 2005, and $808,000 in 2004 of AFUDC related to natural gas utility operations. The debt portion of AFUDC is reported in the consolidated statements of income as an offset to net interest deductions and the equity portion is reported as other income. The debt portion of AFUDC was $1.4 million, $1.1 million and $691,000 for 2006, 2005 and 2004, respectively. Utility plant construction costs, including AFUDC, are recovered in authorized rates through depreciation when completed projects are placed into operation, and general rate relief is requested and granted.

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

	2006	2005	2004
(In thousands)
Average basic shares	40,566	38,132	35,204
Effect of dilutive securities:
Stock options	195	146	111
Performance shares	214	189	173

Average diluted shares	40,975	38,467	35,488

Derivatives. In managing its gas supply portfolios, Southwest uses fixed-price and variable-rate arrangements which qualify as derivative instruments as defined under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (SFAS No. 133). However, such contracts qualify for the normal purchases and normal sales exception under SFAS No. 133 or have no significant market value. The Company does not currently utilize other stand-alone derivative financial instruments for speculative purposes or for hedging.

Recently Issued Accounting Pronouncements. In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies several other related issues. The provisions of SFAS No. 155 are effective for the Company for all financial instruments acquired or issued after January 1, 2007. The adoption of the standard is not expected to have a material impact on the financial position or results of operations of the Company.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” SFAS No. 156 addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. The provisions of SFAS No. 156 are effective for the Company for the recognition and initial measurement of servicing assets and liabilities acquired or issued after January 1, 2007. The adoption of the standard is not expected to have a material impact on the financial position or results of operations of the Company.

In June 2006, the FASB issued Financial Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for the Company beginning January 1, 2007. The adoption of the standard is not expected to have a material impact on the financial position or results of operations of the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The Company is evaluating what impact, if any, this standard might have on its financial position or results of operations.

Stock-Based Compensation. At December 31, 2006, the Company had two stock-based compensation plans which are described more fully in Note 10—Stock-Based Compensation. Prior to January 1, 2006, these plans were

Southwest Gas Corporation

Note 1 Summary of Significant Accounting Policies (Continued)

accounted for in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004) “Share-Based Payment”, using the modified prospective transition method. Accordingly, financial information for prior periods has not been restated. The adoption of SFAS No. 123 (revised 2004) did not have a material impact on the Company’s financial position, results of operations, or cash flows. Under the modified prospective transition method, expense is recognized for any new awards granted after the effective date and for the unvested portion of awards granted prior to the effective date. Total stock-based compensation expense recognized in the consolidated statements of income for the year ended December 31, 2006 was $3.3 million (net of related tax benefits of $1.6 million). The pro forma effects of recognizing the estimated fair value of stock-based compensation for periods prior to the adoption of SFAS No. 123 (revised 2004) are presented below (thousands of dollars, except per share amounts):

	2005	2004
Net income, as reported	$43,823	$56,775
Add: Stock-based employee compensation expense included in reported net income, net of related tax benefits	2,469	1,825
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax benefits	(2,620)	(1,958)

Pro forma net income	$43,672	$56,642

Earnings per share:
Basic—as reported	$1.15	$1.61
Basic—pro forma	1.15	1.61

Diluted—as reported	1.14	1.60
Diluted—pro forma	1.14	1.60

Note 2 Utility Plant

Net utility plant as of December 31, 2006 and 2005 was as follows (thousands of dollars):

December 31,	2006	2005
Gas plant:
Storage	$17,545	$17,357
Transmission	243,989	239,872
Distribution	3,153,399	2,917,959
General	219,527	213,906
Other	128,850	127,493

	3,763,310	3,516,587
Less: accumulated depreciation	(1,175,600)	(1,083,900)
Acquisition adjustments, net	1,992	2,173
Construction work in progress	78,402	54,287

Net utility plant	$2,668,104	$2,489,147

Depreciation and amortization expense on gas plant was $145 million in 2006, $137 million in 2005, and $128 million in 2004.

Southwest Gas Corporation

Note 2 Utility Plant (Continued)

Operating Leases and Rentals. Southwest leases a portion of its corporate headquarters office complex in Las Vegas, and its administrative offices in Phoenix. The leases provide for current terms which expire in 2017 and 2009, respectively, with optional renewal terms available at the expiration dates. The rental payments for the corporate headquarters office complex are $2 million in each of the years 2007 through 2011 and $12.2 million cumulatively thereafter. The rental payments for the Phoenix administrative offices are $1.5 million for each of the years 2007 and 2008, and $1 million in 2009 when the lease expires. In addition to the above, the Company leases certain office and construction equipment. The majority of these leases are short-term. These leases are accounted for as operating leases, and for the gas segment are treated as such for regulatory purposes. Rentals included in operating expenses for all operating leases were $19.2 million in 2006, $19 million in 2005, and $20.3 million in 2004. These amounts include NPL lease expenses of approximately $11.5 million in 2006, $11.5 million in 2005, and $9.8 million in 2004 for various short-term operating leases of equipment and temporary office sites.

The following is a schedule of future minimum lease payments for significant non-cancelable operating leases (with initial or remaining terms in excess of one year) as of December 31, 2006 (thousands of dollars):

Year Ending December 31,
2007	$5,378
2008	4,868
2009	4,010
2010	2,568
2011	2,433
Thereafter	12,890

Total minimum lease payments	$32,147

Note 3 Receivables and Related Allowances

Business activity with respect to gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. At December 31, 2006, the gas utility customer accounts receivable balance was $182 million. Approximately 54 percent of the gas utility customers were in Arizona, 36 percent in Nevada, and 10 percent in California. Although the Company seeks to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on overdue accounts, some accounts are ultimately not collected. Provisions for uncollectible accounts are recorded monthly, as needed, and are included in the ratemaking process as a cost of service. Activity in the allowance for uncollectibles is summarized as follows (thousands of dollars):

Allowance for Uncollectibles
Balance, December 31, 2003	$2,246
Additions charged to expense	2,586
Accounts written off, less recoveries	(2,860)

Balance, December 31, 2004	1,972
Additions charged to expense	3,787
Accounts written off, less recoveries	(3,458)

Balance, December 31, 2005	2,301
Additions charged to expense	5,805
Accounts written off, less recoveries	(5,085)

Balance, December 31, 2006	$3,021

Note 4 Regulatory Assets and Liabilities

Natural gas operations are subject to the regulation of the Arizona Corporation Commission (“ACC”), the Public Utilities Commission of Nevada (“PUCN”), the California Public Utilities Commission (“CPUC”), and the Federal Energy Regulatory Commission (“FERC”). Southwest accounting policies conform to generally accepted accounting principles applicable to rate-regulated enterprises, principally SFAS No. 71, and reflect the effects of the ratemaking process. SFAS

No. 71 allows for the deferral as regulatory assets, costs that otherwise would be expensed if it is probable future recovery from customers will occur. If rate recovery is no longer probable, due to competition or the actions of regulators, Southwest is required to write-off the related regulatory asset. Regulatory liabilities are recorded if it is probable that revenues will be reduced for amounts that will be credited to customers through the ratemaking process.

Southwest Gas Corporation

Note 4 Regulatory Assets and Liabilities (Continued)

The following table represents existing regulatory assets and liabilities (thousands of dollars):

December 31,	2006	2005
Regulatory assets:
Accrued pension and other postretirement benefit costs * (Note 9)	$101,402	$—
Deferred purchased gas costs	77,007	109,415
Accrued purchased gas costs **	40,500	75,300
SFAS No. 109—income taxes, net *	1,846	2,447
Unamortized premium on reacquired debt *	17,676	18,386
Other	30,099	28,236

	268,530	233,784
Regulatory liabilities:
Accumulated removal costs	(125,000)	(105,000)
Other ***	(1,111)	(821)

Net regulatory assets (liabilities)	$142,419	$127,963

*	Included in Deferred charges and other assets on the Consolidated Balance Sheet.
**	Included in Prepaids and other current assets on the Consolidated Balance Sheet.
***	Included in Other deferred credits on the Consolidated Balance Sheet.

Other regulatory assets include deferred costs associated with rate cases, regulatory studies, margin and interest-tracking accounts, and state mandated public purpose programs (including low income and conservation programs), as well as amounts associated with accrued absence time and deferred post-retirement benefits other than pensions.

Note 5 Preferred Trust Securities and Subordinated Debentures

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

In the event that the Subordinated Debentures are repaid, the Preferred Trust Securities and the Common Securities will be redeemed on a pro rata basis at $25 (par value) per Preferred Trust Security and Common Security plus accumulated and unpaid distributions. Company obligations under the Subordinated Debentures, the Trust Agreement (the agreement under which Trust II was formed), the guarantee of payment of certain distributions, redemption payments and liquidation payments with respect to the Preferred Trust Securities to the extent Trust II has funds available therefore and the indenture governing the Subordinated Debentures, including the Company agreement pursuant to such indenture to pay all fees and expenses of Trust II, other than with respect to the Preferred Trust Securities and Common Securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Trust Securities. As of December 31, 2006, 4.1 million Preferred Trust Securities were outstanding.

The Company has the right to defer payments of interest on the Subordinated Debentures by extending the interest payment period at any time for up to 20 consecutive quarters

Southwest Gas Corporation

Note 5 Preferred Trust Securities and Subordinated Debentures (Continued)

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

Although the Company owns 100 percent of the common voting securities of Trust II, under Interpretation No. 46 “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51”, the Company is not considered the primary beneficiary of this trust and therefore Trust II is not consolidated. As a result, the $103.1 million Subordinated Debentures are shown on the balance sheet of the Company, net of the $3.1 million Common Securities, as Subordinated debentures due to Southwest Gas Capital II. Payments and amortizations associated with the Subordinated Debentures are classified on the consolidated statements of income as Net interest deductions on subordinated debentures.

Southwest Gas Corporation

Note 6 Long-Term Debt

December 31,	2006		2005
	Carrying Amount	Market Value	Carrying Amount	Market Value
(Thousands of dollars)
Debentures:
7 1/2% Series, due 2006	$—	$—	$75,000	$76,155
Notes, 8.375%, due 2011	200,000	221,200	200,000	225,720
Notes, 7.625%, due 2012	200,000	217,600	200,000	222,040
8% Series, due 2026	75,000	88,748	75,000	90,525
Medium-term notes, 6.89% series, due 2007	17,500	17,654	17,500	17,971
Medium-term notes, 6.27% series, due 2008	25,000	25,263	25,000	25,600
Medium-term notes, 7.59% series, due 2017	25,000	28,155	25,000	28,573
Medium-term notes, 7.78% series, due 2022	25,000	28,645	25,000	29,088
Medium-term notes, 7.92% series, due 2027	25,000	29,398	25,000	30,000
Medium-term notes, 6.76% series, due 2027	7,500	7,832	7,500	7,976
Unamortized discount	(4,021)	—	(4,657)	—

	595,979		670,343

Revolving credit facility and commercial paper	147,000	147,000	150,000	150,000

Industrial development revenue bonds:
Variable-rate bonds:
Tax-exempt Series A, due 2028	50,000	50,000	50,000	50,000
2003 Series A, due 2038	50,000	50,000	50,000	50,000
2003 Series B, due 2038	50,000	50,000	50,000	50,000
Fixed-rate bonds:
6.10% 1999 Series A, due 2038	12,410	13,093	12,410	13,068
5.95% 1999 Series C, due 2038	14,320	15,136	14,320	15,057
5.55% 1999 Series D, due 2038	8,270	8,696	8,270	8,593
5.45% 2003 Series C, due 2038	30,000	30,705	30,000	30,264
5.25% 2003 Series D, due 2038	20,000	20,836	20,000	20,400
5.80% 2003 Series E, due 2038	15,000	15,629	15,000	15,218
5.25% 2004 Series A, due 2034	65,000	67,210	65,000	65,878
5.00% 2004 Series B, due 2033	75,000	76,688	75,000	75,000
4.85% 2005 Series A, due 2035 net of $24.6 million held in trust in 2005	100,000	101,050	75,366	73,030
4.75% 2006 Series A, due 2036	56,000	56,213	—	—
Unamortized discount	(4,697)	—	(4,159)	—

	541,303		461,207

Other	29,617	—	26,563	—

	1,313,899		1,308,113
Less: current maturities	(27,545)		(83,215)

Long-term debt, less current maturities	$1,286,354		$1,224,898

Southwest Gas Corporation

Note 6 Long-Term Debt (Continued)

In April 2006, the Company amended its $300 million credit facility. The facility was originally scheduled to expire in April 2010 and was extended to April 2011. The Company will continue to use $150 million of the $300 million as long-term debt and the remaining $150 million for working capital purposes. Interest rates for the facility are calculated at either the London Interbank Offering Rate plus an applicable margin, or the greater of the prime rate or one-half of one percent plus the Federal Funds rate. The applicable margin, unused commitment fee, and utilization fee associated with the amended credit facility are lower than those of the previous facility. At December 31, 2006, no borrowings were outstanding on the short-term portion of the credit facility and $147 million was outstanding on the long-term portion.

In September 2006, the Company issued $56 million in Clark County, Nevada 4.75% industrial development revenue bonds (“IDRBs”) Series 2006A pursuant to a financing agreement and indenture. The IDRBs were issued at a discount of 0.625% and are due September 1, 2036. The proceeds from the IDRBs were used by Southwest to expand and upgrade facilities in Clark County, Nevada.

The Company’s Revolving Credit Facility, letters of credit, and certain bond insurance policies contain financial covenants, the most restrictive of which require a maximum leverage ratio of 70 percent (debt to capitalization as defined) and a minimum net worth calculation of $475 million adjusted for equity issuances after May 10, 2002. If the Company was not in compliance with these covenants, an event of default would occur, which if not cured could cause the amounts outstanding to become due and payable. This would also trigger cross-default provisions in substantially all other outstanding indebtedness of the Company. At December 31, 2006, the Company was in compliance with the applicable covenants.

The effective interest rates on the 2003 Series A and B variable-rate IDRBs were 5.14 percent and 4.09 percent, respectively, at December 31, 2006 and 4.64 percent and 3.84 percent, respectively, at December 31, 2005. The effective interest rates on the tax-exempt Series A variable-rate IDRBs were 5.03 percent and 4.55 percent at December 31, 2006 and 2005, respectively.

The fair value of the revolving credit facility and the variable-rate IDRBs approximates carrying value. Market values for the debentures and fixed-rate IDRBs were determined based on dealer quotes using trading records for December 31, 2006 and 2005, as applicable, and other secondary sources which are customarily consulted for data of this kind.

Estimated maturities of long-term debt for the next five years are $27.5 million, $34.1 million, $6.6 million, $1.4 million, and $347 million, respectively.

The $7.5 million medium-term notes, 6.76% series, due 2027 contain a put feature at the discretion of the bondholder on one date only in 2007. If the bondholder does not exercise the put on that date, the notes mature in 2027. If the bondholder exercises the put, the maturities of long-term debt for 2007 will total $35 million.

Note 7 Short-Term Debt

As discussed in Note 6, Southwest has a $300 million five-year credit facility, effective April 2006, of which $150 million has been designated by management for working capital purposes (and related outstanding amounts are designated as short-term debt). No short-term borrowings were outstanding on the credit facility at December 31, 2006. Short-term borrowings on the credit facility were $24 million at December 31, 2005. The weighted-average interest rate on these borrowings was 5.08 percent at December 31, 2005.

Note 8 Commitments and Contingencies

Legal and Regulatory Proceedings. The Company maintains liability insurance for various risks associated with the operation of its natural gas pipelines and facilities. In May 2005, a leaking natural gas line was involved in a fire that severely injured an individual. By December 2005, the Company had recorded a total liability related to this incident equal to the Company’s maximum self-insured retention level for the policy year August 2004 to July 2005 of $11 million. In the fourth quarter of 2006, the case was settled. The amount of the settlement that exceeded $11 million was covered by insurance. The Company’s current insurance contracts limit the self-insured retention to $1 million per incident plus payment of the first $5 million in aggregate claims above $1 million.

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

Southwest Gas Corporation

Note 9 Pension and Other Postretirement Benefits

Southwest has a noncontributory qualified retirement plan with defined benefits covering substantially all employees and a separate unfunded supplemental retirement plan (“SERP”) which is limited to officers. Southwest also provides postretirement benefits other than pensions (“PBOP”) to its qualified retirees for health care, dental, and life insurance benefits.

In September 2006, the FASB issued SFAS No. 158, which requires employers to recognize the overfunded or underfunded positions of defined benefit postretirement plans, including pension plans, in their balance sheets. Under SFAS No. 158, any actuarial gains and losses, prior service costs and transition assets or obligations that were not recognized under previous accounting standards must be recognized in accumulated other comprehensive income under stockholders’ equity, net of tax, until they are amortized as a component of net periodic benefit cost. SFAS No. 158 does not change how net periodic pension and postretirement costs are accounted for and reported in the income statement. The Company adopted the provisions of SFAS No. 158 effective December 31, 2006.

In accordance with SFAS No. 71, the Company has established a regulatory asset for the portion of the total amounts otherwise chargeable to accumulated other comprehensive income that are expected to be recovered through rates in future periods. The changes in actuarial gains and losses, prior service costs and transition assets or obligations pertaining to the regulatory asset will be recognized as an adjustment to the regulatory asset account as these amounts are recognized as components of net periodic pension costs each year. The following table discloses the incremental effect of applying the provisions of SFAS No. 158 (and SFAS No. 71) to individual line items in the balance sheet as of December 31, 2006.

	Before Application of SFAS No. 158 *	SFAS No. 158 Adjustments	SFAS No. 71 Regulatory Adjustments	Adjusted Balance **
(Thousands of dollars)
Assets
Deferred charges and other assets	$101,712	$—	$77,283	$178,995
Total assets	3,407,682	—	77,283	3,484,965

Capitalization and Liabilities
Accumulated other comprehensive income (loss), net	(8,598)	(52,983)	47,915	(13,666)
Total equity	906,493	(52,983)	47,915	901,425
Total capitalization	2,292,847	(52,983)	47,915	2,287,779
Current liabilities:
Deferred income taxes	16,383	(912)	—	15,471
Other current liabilities	53,501	2,400	—	55,901
Total current liabilities	494,576	1,488	—	496,064
Deferred income taxes and other credits:
Deferred income taxes and investment tax credits	310,686	(31,561)	29,368	308,493
Other deferred credits	178,622	83,056	—	261,678
Total deferred income taxes and other credits	620,259	51,495	29,368	701,122
Total capitalization and liabilities	$3,407,682	$—	$77,283	$3,484,965

*	Balances before application of SFAS No. 158 include the effects of 2006 plan experience and changes in actuarial assumptions on the additional minimum liability, coupled with the regulatory impacts of SFAS No. 71.
**	At December 31, 2006, the combined net funded status of the three plans reflected a liability of $155 million. Of this amount, approximately $101 million was offset with a regulatory asset.

The table below discloses net amounts recognized in accumulated other comprehensive income as a result of adopting the provisions of SFAS No. 158 (as impacted by SFAS No. 71) as of December 31, 2006. Tax amounts are calculated using a 38 percent rate.

	Total	Qualified Retirement Plan	SERP	PBOP
(Thousands of dollars)
Adjustments to adopt SFAS No. 158:
Net actuarial loss, net of $44.9 million of tax	$(73,323)	$(62,464)	$(8,045)	$(2,814)
Net transition obligation, net of $2 million of tax	(3,225)	—	—	(3,225)
Prior service credit, net of $9,000 of tax	14	14	—	—
Reversal of additional minimum pension liability, net of $14.4 million of tax	23,551	16,432	7,119	—
Estimated amounts recoverable through rates, net of $29.4 million of tax	47,915	41,876	—	6,039

Total amounts recognized in accumulated other comprehensive income	$(5,068)	$(4,142)	$(926)	$—

Southwest Gas Corporation

Note 9 Pension and Other Postretirement Benefits (Continued)

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

The Company’s pension costs for these plans are affected by the amount of cash contributions to the plans, the return on plan assets, discount rates, and by employee demographics, including age, compensation, and length of service. Changes made to the provisions of the plans may also impact current and future pension costs. Actuarial formulas are used in the determination of pension costs and are affected by actual plan experience and assumptions about future experience. Key actuarial assumptions include the expected return on plan assets, the discount rate used in determining the projected benefit obligation and pension costs, and the assumed rate of increase in employee compensation. Relatively small changes in these assumptions, particularly the discount rate, may significantly affect pension costs and plan obligations for the qualified retirement plan.

SFAS No. 87 Employer’s Accounting for Pensions states that the assumed discount rate should reflect the rate at which the pension benefits could be effectively settled. In making this estimate, in addition to rates implicit in current prices of annuity contracts that could be used to settle the liabilities, employers may look to rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits. In determining the discount rate, the Company matches the plan’s projected cash flows to a spot-rate yield curve based on highly rated corporate bonds. The resulting rate is then rounded to the nearest 25 basis points.

Due to an increase in market interest rates for high-quality fixed-income investments, the Company raised the discount rate to 6.00% at December 31, 2006 from 5.75% at December 31, 2005. The weighted-average rate of compensation increase was raised to 3.75% from 3.30%. The Company maintained its asset return assumption for 2007 at 8.50%. These offsetting changes will not result in a significant change in pension expense for 2007.

Note 9 Pension and Other Postretirement Benefits (Continued)

The following tables set forth the retirement plan, SERP, and PBOP funded status and amounts recognized on the Consolidated Balance Sheets and Statements of Income.

	2006
	Qualified Retirement Plan	SERP	PBOP
(Thousands of dollars)
Change in benefit obligations
Benefit obligation for service rendered to date at beginning of year (PBO/PBO/APBO)	$473,418	$34,123	$37,553
Service cost	16,284	211	854
Interest cost	26,805	1,893	2,118
Actuarial loss (gain)	(4,806)	(207)	(297)
Benefits paid	(15,898)	(2,363)	(1,121)

Benefit obligation at end of year (PBO/PBO/APBO)	495,803	33,657	39,107

Change in plan assets
Market value of plan assets at beginning of year	338,618	—	20,979
Actual return on plan assets	42,733	—	2,742
Employer contributions	23,253	2,363	1,107
Benefits paid	(15,898)	(2,363)	—

Market value of plan assets at end of year	388,706	—	24,828

Funded status at year end	$(107,097)	$(33,657)	$(14,279)

Weighted-average assumptions (benefit obligation)
Discount rate	6.00%	6.00%	6.00%
Weighted-average rate of compensation increase	3.75%	3.75%	3.75%

Asset Allocation
Equity securities	63%		77%
Debt securities	32%		16%
Other	5%		7%

Total	100%	N/A	100%

Southwest Gas Corporation

Southwest Gas Corporation

Note 9 Pension and Other Postretirement Benefits (Continued)

	2005
	Qualified Retirement Plan	SERP	PBOP
(Thousands of dollars)
Change in benefit obligations
Benefit obligation for service rendered to date at beginning of year (PBO/PBO/APBO)	$428,116	$31,385	$35,988
Service cost	15,787	223	837
Interest cost	25,327	1,811	2,115
Actuarial loss (gain)	17,842	2,963	103
Benefits paid	(13,654)	(2,259)	(1,490)

Benefit obligation at end of year (PBO/PBO/APBO)	473,418	34,123	37,553

Change in plan assets
Market value of plan assets at beginning of year	318,664	—	18,750
Actual return on plan assets	15,988	—	1,102
Employer contributions	17,620	2,259	1,127
Benefits paid	(13,654)	(2,259)	—

Market value of plan assets at end of year	338,618	—	20,979

Funded status	(134,800)	(34,123)	(16,574)
Unrecognized net actuarial loss (gain)	123,028	14,428	5,954
Unrecognized transition obligation (2012)	—	—	6,069
Unrecognized prior service cost	(34)	9	—

Prepaid (accrued) benefit cost	$(11,806)	$(19,686)	$(4,551)

Accrued benefit liability	$(66,082)	$(32,580)	$(4,551)
Additional minimum pension liability adjustment	54,276	12,894	—

	$(11,806)	$(19,686)	$(4,551)

Weighted-average assumptions (benefit obligation)
Discount rate	5.75%	5.75%	5.75%
Weighted-average rate of compensation increase	3.30%	3.30%	3.30%

Asset Allocation
Equity securities	61%		71%
Debt securities	30%		15%
Other	9%		14%

Total	100%	N/A	100%

Estimated funding for the plans above during calendar year 2007 is approximately $24 million. The accumulated benefit obligation for the retirement plan was $422 million and $405 million, and for the SERP was $32.2 million and $32.6 million at December 31, 2006 and 2005, respectively.

Pension benefits expected to be paid for each of the next five years beginning with 2007 are the following: $16.8 million, $18 million, $19.2 million, $20.6 million, and $22.2 million. Pension benefits expected to be paid during 2012 to 2016 total $138 million. Retiree welfare benefits expected to be paid for each of the next five years beginning with 2007 are the following: $1.4 million, $1.5 million, $1.6 million, $1.7 million, and $1.8 million. Retiree welfare benefits expected to be paid during 2012 to 2016 total $10.5 million. SERP benefits expected to be paid for each of the next five years beginning with 2007 are the following: $2.4 million, $2.5 million, $2.5 million, $2.5 million, and $2.5 million. SERP benefits expected to be paid during 2012 to 2016 total $12.6 million. No assurance can be made that actual funding and benefits paid will match our estimates.

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

Southwest Gas Corporation

Note 9 Pension and Other Postretirement Benefits (Continued)

Components of net periodic benefit cost:

	Qualified Retirement Plan			SERP			PBOP
	2006	2005	2004	2006	2005	2004	2006	2005	2004
(Thousands of dollars)
Service cost	$16,284	$15,787	$13,790	$211	$223	$211	$854	$837	$722
Interest cost	26,805	25,327	23,659	1,893	1,811	1,745	2,118	2,115	2,180
Expected return on plan assets	(30,608)	(29,553)	(28,067)	—	—	—	(1,817)	(1,675)	(1,426)
Amortization of prior service costs (credits)	(11)	(11)	54	9	116	140	—	—	—
Amortization of transition obligation	—	—	—	—	—	—	867	867	867
Amortization of net loss	5,352	2,453	—	1,244	912	639	168	136	213

Net periodic benefit cost	$17,822	$14,003	$9,436	$3,357	$3,062	$2,735	$2,190	$2,280	$2,556

Weighted-average assumptions (net benefit cost)
Discount rate	5.75%	6.00%	6.50%	5.75%	6.00%	6.50%	5.75%	6.00%	6.50%
Expected return on plan assets	8.50%	8.75%	8.75%	8.50%	8.75%	8.75%	8.50%	8.75%	8.75%
Weighted-average rate of compensation increase	3.30%	4.00%	4.25%	3.30%	4.00%	4.25%	3.30%	4.00%	4.25%

The estimated net loss that will be amortized from accumulated other comprehensive income or regulatory assets into net periodic benefit cost over the next year is $5 million for the qualified retirement plan and $1.1 million for the SERP. The estimated transition obligation for the PBOP that will be amortized from regulatory assets into net periodic benefit cost over the next year is $870,000. The estimated prior service costs (credits) for the qualified retirement plan and SERP and the estimated net loss for the PBOP that will be amortized over the next year are not significant.

The Employees’ Investment Plan provides for purchases of various mutual fund investments and Company common stock by eligible Southwest employees through deductions of a percentage of base compensation, subject to IRS limitations. Southwest matches up to one-half of amounts deferred. The maximum matching contribution is three percent of an employee’s annual compensation. The cost of the plan was

$3.6 million in 2006, $3.5 million in 2005, and $3.5 million in 2004. NPL has a separate plan, the cost and liability for which are not significant.

Southwest has a deferred compensation plan for all officers and members of the Board of Directors. The plan provides the opportunity to defer up to 100 percent of annual cash compensation. Southwest matches one-half of amounts deferred by officers. The maximum matching contribution is three percent of an officer’s annual base salary. Upon retirement, payments of compensation deferred, plus interest, are made in equal monthly installments over 10, 15, or 20 years, as elected by the participant. Directors have an additional option to receive such payments over a five-year period. Deferred compensation earns interest at a rate determined each January. The interest rate equals 150 percent of Moody’s Seasoned Corporate Bond Rate Index.

Southwest Gas Corporation

Note 10 Stock-Based Compensation

At December 31, 2006, the Company had two stock-based compensation plans: a stock option plan and a performance share stock plan. Prior to January 1, 2006, these plans were accounted for in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004) “Share-Based Payment”, using the modified prospective transition method. Accordingly, financial information for prior periods has not been restated. The adoption of SFAS No. 123 (revised 2004) did not have a material impact on the Company’s financial condition, results of operations, or cash flows. Under the modified prospective transition method, expense is recognized for any new awards granted after the effective date and for the unvested portion of awards granted prior to the effective date.

Under the option plan, the Company may grant options to purchase shares of common stock to key employees and outside directors. The option grants in 2006 consumed the remaining options that could be issued under the option plan and no future grants are anticipated. Each option has an exercise price equal to the market price of Company common stock on the date of grant and a maximum term of ten years. The options vest 40 percent at the end of year one and 30 percent at the end of years two and three. The grant date fair value of the options was estimated using the Black-Scholes option pricing model in 2006 and 2005 and the extended binomial option pricing model in 2004. The following assumptions were used in the valuation calculation:

	2006	2005	2004
Dividend yield	2.48 to 2.82%	3.14 to 3.28%	3.50%
Risk-free interest rate range	4.91 to 5.06%	3.88 to 4.09%	1.66 to 3.23%
Expected volatility range	15%	18%	13 to 20%
Expected life	6 years	6 years	1 to 3 years

The following tables summarize Company stock option plan activity and related information (thousands of options):

	2006		2005		2004
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at the beginning of the year	1,475	$23.70	1,646	$22.46	1,502	$21.83
Granted during the year	252	32.60	347	26.00	403	23.36
Exercised during the year	(749)	23.30	(510)	21.28	(254)	20.21
Forfeited during the year	(6)	26.81	(8)	22.41	(5)	21.83
Expired during the year	(15)	28.09	—	—	—	—

Outstanding at year end	957	$26.26	1,475	$23.70	1,646	$22.46

Exercisable at year end	413	$23.31	813	$23.06	1,010	$22.36

Southwest Gas Corporation

Note 10 Stock-Based Compensation (Continued)

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The aggregate intrinsic value of outstanding options was $11.6 million, $4.3 million, and $5.3 million at December 31, 2006, December 31, 2005, and December 31, 2004, respectively. The aggregate intrinsic value of exercisable options was $6.2 million, $3 million, and $3.6 million at December 31, 2006, December 31, 2005, and December 31, 2004, respectively. The aggregate intrinsic value of exercised options was $11.3 million, $2.6 million, and $1.3 million during 2006, 2005, and 2004, respectively. The market value of Southwest Gas stock was $38.37, $26.40, and

$25.40 at December 31, 2006, December 31, 2005, and December 31, 2004, respectively.

The weighted-average remaining contractual life for outstanding options was 7.7 years for 2006. The weighted-average remaining contractual life for exercisable options was 6.4 years for 2006. The weighted-average grant-date fair value of options granted was $5.92 for 2006, $4.18 for 2005, and $1.65 for 2004. The following table summarizes information about stock options outstanding at December 31, 2006 (thousands of options):

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number outstanding	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$15.00 to $19.13	26	2.7 Years	$18.13	26	$18.13
$20.49 to $26.10	664	7.4 Years	$24.12	368	$23.36
$28.75 to $33.07	267	9.0 Years	$32.38	19	$29.14

As of December 31, 2006, there was $1.5 million of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a period of 3 years. The total fair value of options vested was $1 million, $609,000, and $917,000 during 2006, 2005, and 2004, respectively. The Company received $17.5 million in cash from the exercise of options during 2006 and a corresponding tax benefit of $2.6 million which was recorded in additional paid-in capital. The following table summarizes the status of the Company’s nonvested options as of December 31, 2006 (thousands of options):

	Number of options	Weighted- average grant date fair value
Nonvested at the beginning of the year	662	$3.00
Granted	252	$5.92
Vested	(364)	$2.80
Forfeited	(6)	$4.15

Nonvested at December 31, 2006	544	$4.47

In addition to the option plan, the Company may issue performance shares to encourage key employees to remain in its employment to achieve short-term and long-term performance goals. Plan participants are eligible to receive a cash bonus (i.e., short-term incentive) and performance shares

(i.e., long-term incentive). The performance shares vest three years after grant (and are subject to a final adjustment as determined by the Board of Directors) and are then issued as common stock. The following table summarizes the activity of this plan (thousands of shares):

Year Ended December 31,	2006	2005	2004
Nonvested performance shares at beginning of year	357	316	381
Performance shares granted (including dividends)	95	143	156
Performance shares forfeited	—	(6)	—
Shares vested and issued*	(133)	(96)	(221)

Nonvested performance shares at end of year	319	357	316

Average grant date fair value of awards granted this year	$26.97	$24.71	$22.70

*	Includes shares converted for taxes and retiree payouts.

Southwest Gas Corporation

Note 11 Income Taxes

Income tax expense (benefit) consists of the following (thousands of dollars):

Year Ended December 31,	2006	2005	2004
Current:
Federal	$29,916	$553	$(225)
State	4,830	2,218	(1,186)

	34,746	2,771	(1,411)

Deferred:
Federal	9,385	21,301	28,607
State	366	540	3,041

	9,751	21,841	31,648

Total income tax expense	$44,497	$24,612	$30,237

Deferred income tax expense (benefit) consists of the following significant components (thousands of dollars):

Year Ended December 31,	2006	2005	2004
Deferred federal and state:
Property-related items	$28,372	$(3,143)	$(3,165)
Purchased gas cost adjustments	(22,188)	28,094	34,923
Employee benefits	(3,223)	2,232	240
Injuries and damages reserves	4,543	(4,072)	190
All other deferred	3,115	(402)	328

Total deferred federal and state	10,619	22,709	32,516
Deferred ITC, net	(868)	(868)	(868)

Total deferred income tax expense	$9,751	$21,841	$31,648

The consolidated effective income tax rate for the period ended December 31, 2006 and the two prior periods differ from the federal statutory income tax rate. The sources of these differences and the effect of each are summarized as follows:

Year Ended December 31,	2006	2005	2004
Federal statutory income tax rate	35.0%	35.0%	35.0%
Net state taxes	2.5	2.7	2.8
Property-related items	0.6	1.1	0.8
Effect of closed tax years and resolved issues	(1.3)	—	(1.8)
Tax credits	(0.7)	(1.3)	(1.0)
Corporate owned life insurance	(0.9)	(1.6)	(0.7)
All other differences	(0.5)	0.1	(0.3)

Consolidated effective income tax rate	34.7%	36.0%	34.8%

Southwest Gas Corporation

Note 11 Income Taxes (Continued)

Deferred tax assets and liabilities consist of the following (thousands of dollars):

December 31,	2006	2005
Deferred tax assets:
Deferred income taxes for future amortization of ITC	$6,427	$6,964
Employee benefits	36,542	50,468
Alternative minimum tax	36,820	28,903
Net operating losses & credits	—	37,976
Other	4,549	10,510
Valuation allowance	—	—

	84,338	134,821

Deferred tax liabilities:
Property-related items, including accelerated depreciation	330,308	337,234
Regulatory balancing accounts	46,207	68,395
Property-related items previously flowed through	8,272	9,411
Unamortized ITC	10,330	11,198
Debt-related costs	5,681	6,292
Other	7,504	5,196

	408,302	437,726

Net deferred tax liabilities	$323,964	$302,905

Current	$15,471	$68,166
Noncurrent	308,493	234,739

Net deferred tax liabilities	$323,964	$302,905

Southwest Gas Corporation

Note 12 Segment Information

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

The accounting policies of the reported segments are the same as those described within Note 1—Summary of Significant

Accounting Policies. NPL accounts for the services provided to Southwest at contractual (market) prices. At December 31, 2006 and 2005, accounts receivable for these services totaled $9.2 million and $8.2 million, respectively, which were not eliminated during consolidation.

The financial information pertaining to the natural gas operations and construction services segments for each of the three years in the period ended December 31, 2006 is as follows (thousands of dollars):

2006	Gas Operations	Construction Services	Adjustments (a)	Total
Revenues from unaffiliated customers	$1,727,394	$216,753		$1,944,147
Intersegment sales	—	80,611		80,611

Total	$1,727,394	$297,364		$2,024,758

Interest expense	$93,291	$1,686		$94,977

Depreciation and amortization	$146,654	$22,310		$168,964

Income tax expense	$36,240	$8,257		$44,497

Segment income	$71,473	$12,387		$83,860

Segment assets	$3,352,074	$136,654	$(3,763)	$3,484,965

Capital expenditures	$305,914	$39,411		$345,325

2005	Gas Operations	Construction Services	Adjustments (a)	Total
Revenues from unaffiliated customers	$1,455,257	$187,249		$1,642,506
Intersegment sales	—	71,777		71,777

Total	$1,455,257	$259,026		$1,714,283

Interest expense	$89,318	$1,009		$90,327

Depreciation and amortization	$137,981	$18,272		$156,253

Income tax expense	$17,767	$6,845		$24,612

Segment income	$33,670	$10,153		$43,823

Segment assets	$3,103,804	$128,181	$(3,559)	$3,228,426

Capital expenditures	$258,547	$35,822		$294,369

2004	Gas Operations	Construction Services	Adjustments (a)	Total
Revenues from unaffiliated customers	$1,262,052	$153,392		$1,415,444
Intersegment sales	—	61,616		61,616

Total	$1,262,052	$215,008		$1,477,060

Interest expense	$85,861	$645		$86,506

Depreciation and amortization	$130,515	$15,503		$146,018

Income tax expense	$24,698	$5,539		$30,237

Segment income	$48,354	$8,421		$56,775

Segment assets	$2,843,199	$99,120	$(4,203)	$2,938,116

Capital expenditures	$274,748	$27,940		$302,688

(a)	Construction services segment assets include deferred tax assets of $3 million and income taxes payable of $758,000 in 2006, which were netted against gas operations segment deferred tax liabilities and income taxes receivable, net during consolidation and deferred tax assets of $3.6 million and $4.2 million in 2005 and 2004, respectively, which were netted against gas operations segment deferred tax liabilities during consolidation.

Southwest Gas Corporation

Note 13 Quarterly Financial Data (Unaudited)

	Quarter Ended
	March 31	June 30	September 30	December 31
(Thousands of dollars, except per share amounts)

2006
Operating revenues	$676,941	$430,902	$351,800	$565,115
Operating income (loss)	89,325	25,236	3,197	91,424
Net income (loss)	44,180	3,709	(10,736)	46,707
Basic earnings (loss) per common share*	1.12	0.09	(0.26)	1.12
Diluted earnings (loss) per common share*	1.11	0.09	(0.26)	1.11

2005
Operating revenues	$542,880	$361,130	$313,278	$496,995
Operating income (loss)	72,849	14,935	(5,459)	68,323
Net income (loss)	32,829	(2,817)	(16,444)	30,255
Basic earnings (loss) per common share*	0.88	(0.07)	(0.43)	0.77
Diluted earnings (loss) per common share*	0.88	(0.07)	(0.43)	0.76

2004
Operating revenues	$473,400	$278,697	$264,467	$460,496
Operating income (loss)	85,802	5,954	(9,017)	87,028
Net income (loss)	41,044	(8,362)	(16,353)	40,446
Basic earnings (loss) per common share*	1.19	(0.24)	(0.46)	1.12
Diluted earnings (loss) per common share*	1.18	(0.24)	(0.46)	1.11

*	The sum of quarterly earnings (loss) per average common share may not equal the annual earnings (loss) per share due to the ongoing change in the weighted-average number of common shares outstanding.

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

Southwest Gas Corporation

Management’s Report on Internal Control Over Financial Reporting

Company management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of Company management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the Company’s evaluation under such framework, Company management concluded that the internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

February 28, 2007

Southwest Gas Corporation

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Southwest Gas Corporation

We have completed integrated audits of Southwest Gas Corporation’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders’ equity and comprehensive income present fairly, in all material respects, the financial position of Southwest Gas Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 and Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation and defined benefit postretirement plans in 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/    PRICEWATERHOUSECOOPERS LLP

Los Angeles, California

February 28, 2007