Form 10-K, Exhibit 13
period 2007-12-31
SOUTHWEST GAS CORP
filed 2008-02-29
CIK 92416

Exhibit 13.01

2007

CONSOLIDATED SELECTED FINANCIAL STATISTICS

Year Ended December 31,	2007	2006	2005	2004	2003
(Thousands of dollars, except per share amounts)
Operating revenues	$2,152,088	$2,024,758	$1,714,283	$1,477,060	$1,231,004
Operating expenses	1,931,501	1,815,576	1,563,635	1,307,293	1,095,899

Operating income	$220,587	$209,182	$150,648	$169,767	$135,105

Net income	$83,246	$83,860	$43,823	$56,775	$38,502

Total assets at year end	$3,670,188	$3,484,965	$3,228,426	$2,938,116	$2,608,106

Capitalization at year end
Common equity	$983,673	$901,425	$751,135	$705,676	$630,467
Subordinated debentures	100,000	100,000	100,000	100,000	100,000
Long-term debt	1,266,067	1,286,354	1,224,898	1,162,936	1,121,164

	$2,349,740	$2,287,779	$2,076,033	$1,968,612	$1,851,631

Common stock data
Common equity percentage of capitalization	41.9%	39.4%	36.2%	35.8%	34.0%
Return on average common equity	8.8%	10.3%	5.9%	8.5%	6.3%
Basic earnings per share	$1.97	$2.07	$1.15	$1.61	$1.14
Diluted earnings per share	$1.95	$2.05	$1.14	$1.60	$1.13
Dividends declared per share	$0.86	$0.82	$0.82	$0.82	$0.82
Payout ratio	44%	40%	71%	51%	72%
Book value per share at year end	$22.98	$21.58	$19.10	$19.18	$18.42
Market value per share at year end	$29.77	$38.37	$26.40	$25.40	$22.45
Market value per share to book value per share	130%	178%	138%	132%	122%
Common shares outstanding at year end (000)	42,806	41,770	39,328	36,794	34,232
Number of common shareholders at year end	22,664	23,610	23,571	23,743	22,616
Ratio of earnings to fixed charges	2.25	2.25	1.70	1.93	1.60

2007

NATURAL GAS OPERATIONS

Year Ended December 31,	2007	2006	2005	2004	2003
(Thousands of dollars)
Sales	$1,754,913	$1,671,093	$1,401,329	$1,211,019	$984,966
Transportation	59,853	56,301	53,928	51,033	49,387

Operating revenue	1,814,766	1,727,394	1,455,257	1,262,052	1,034,353
Net cost of gas sold	1,086,194	1,033,988	828,131	645,766	482,503

Operating margin	728,572	693,406	627,126	616,286	551,850
Expenses
Operations and maintenance	331,208	320,803	314,437	290,800	266,862
Depreciation and amortization	157,090	146,654	137,981	130,515	120,791
Taxes other than income taxes	37,553	34,994	39,040	37,669	35,910

Operating income	$202,721	$190,955	$135,668	$157,302	$128,287

Contribution to consolidated net income	$72,494	$71,473	$33,670	$48,354	$34,211

Total assets at year end	$3,518,304	$3,352,074	$3,103,804	$2,843,199	$2,528,332

Net gas plant at year end	$2,845,300	$2,668,104	$2,489,147	$2,335,992	$2,175,736

Construction expenditures and property additions	$312,412	$305,914	$258,547	$274,748	$228,288

Cash flow, net
From operating activities	$317,270	$248,884	$214,036	$124,135	$187,122
From investing activities	(306,396)	(277,980)	(254,120)	(272,458)	(249,300)
From financing activities	(2,023)	20,350	57,763	143,086	60,815

Net change in cash	$8,851	$(8,746)	$17,679	$(5,237)	$(1,363)

Total throughput (thousands of therms)
Residential	698,063	677,605	650,465	667,174	593,048
Small commercial	310,666	309,856	300,072	303,844	279,154
Large commercial	127,561	128,255	111,839	104,899	100,422
Industrial/Other	103,525	149,243	156,542	163,856	157,305
Transportation	1,128,422	1,175,238	1,273,964	1,258,265	1,336,901

Total throughput	2,368,237	2,440,197	2,492,882	2,498,038	2,466,830

Weighted average cost of gas purchased ($/therm)	$0.81	$0.79	$0.71	$0.57	$0.46
Customers at year end	1,813,000	1,784,000	1,713,000	1,613,000	1,531,000
Employees at year end	2,538	2,525	2,590	2,548	2,550
Customer to employee ratio	714	706	661	633	600
Degree days—actual	1,850	1,826	1,735	1,953	1,772
Degree days—ten-year average	1,936	1,961	1,956	1,913	1,931

2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

About Southwest Gas Corporation

Southwest Gas Corporation and subsidiaries (the “Company”) consists of two business segments: natural gas operations (“Southwest” or the “natural gas operations” segment) and construction services.

Southwest is engaged in the business of purchasing, distributing, and transporting natural gas in portions of Arizona, Nevada, and California. Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of central and southern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor of natural gas in Nevada, serving the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area and the high desert and mountain areas in San Bernardino County.

As of December 31, 2007, Southwest had 1,813,000 residential, commercial, industrial, and other natural gas customers, of which 980,000 customers were located in Arizona, 655,000 in Nevada, and 178,000 in California. Residential and commercial customers represented over 99 percent of the total customer base. During 2007, 55 percent of operating margin was earned in Arizona, 35 percent in Nevada, and 10 percent in California. During this same period, Southwest earned 86 percent of operating margin from residential and small commercial customers, 5 percent from other sales customers, and 9 percent from transportation customers. These general patterns are expected to continue.

Southwest recognizes operating revenues from the distribution and transportation of natural gas (and related services) to customers. Operating margin is the measure of gas operating revenues less the net cost of gas sold. Management uses operating margin as a main benchmark in comparing operating results from period to period. The three principal factors affecting operating margin are general rate relief, weather, and customer growth. Of these three, weather is the primary reason for volatility in margin. Variances in temperatures from normal levels, especially in Arizona where rates remain leveraged, have a significant impact on the margin and associated net income of the Company.

Northern Pipeline Construction Co. (“NPL” or the “construction services” segment), a wholly owned subsidiary, is a full-service underground piping contractor that provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems. NPL operates in approximately 19 major markets nationwide. Construction activity is cyclical and can be significantly impacted by changes in general and local economic conditions, including the housing market, interest rates, employment levels, job growth, the equipment resale market, and local and federal tax rates.

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

Summary Operating Results

Year ended December 31,	2007	2006	2005
(Thousands of dollars, except per share amounts)
Contribution to net income
Natural gas operations	$72,494	$71,473	$33,670
Construction services	10,752	12,387	10,153

Consolidated	$83,246	$83,860	$43,823

Basic earnings per share
Natural gas operations	$1.71	$1.76	$0.88
Construction services	0.26	0.31	0.27

Consolidated	$1.97	$2.07	$1.15

Natural Gas Operations
Operating margin	$728,572	$693,406	$627,126

2007 Overview

Consolidated operating results for 2007 were the Company’s second best earnings performance in 15 years as a moderate improvement in the gas segment contribution was offset by a lower contribution from construction services. EPS declined $0.10 per share primarily due to an increase in average shares outstanding. Prior-year results included a nonrecurring benefit of $0.07 per share related to a property tax settlement.

Gas operations highlights included the following:

•	Operating margin increased $35 million from 2006 to 2007

•	Rate relief accounted for $18 million of the operating margin increase

•	Growth-related margin was $14 million as Southwest’s growth level moderated in the face of a downturn in the housing market

•	Weather was not a significant factor between years ($3 million increase), however both 2007 and 2006 experienced warmer-than-normal weather

•	Strong cash flows were experienced as a result of earnings, PGA recoveries, and customer advances taken

•	Southwest’s project to expand its use of meter reading technology continued to progress and is ahead of schedule

•	Arizona and California general rate cases were filed and are progressing. Rate design and margin stability efforts will again be a focus in the Arizona rate case

Construction services highlights included the following (see Results of Construction Services for details):

•	Record-setting revenues in 2007 ($40 million higher than 2006)

•	Contribution to consolidated net income declined compared to 2006, but 2007 was still its second best year ever

Moderating Customer Growth

During 2007, Southwest completed 58,700 first-time meter sets. These meter sets led to 29,000 additional active meters from year-end 2006 through year-end 2007 (15,000 in Arizona, 12,000 in Nevada and 2,000 in California). The difference between first-time meter sets and incremental active meters is normally very small, reflecting the lag between the time a new house is constructed and ready for occupancy and the time it takes for a new customer to move in and begin taking service. The sizeable difference experienced in 2007 indicates an unprecedented inventory of unoccupied homes. The risks/costs associated with having non-performing assets are mitigated by Southwest’s practice of taking construction advances from builders. These advances are not returned until new homes are occupied. Once housing supply and demand come back into balance, Southwest expects to experience a correction in which customer additions exceed first-time meter sets. Although management cannot predict the timing of the turn around, it is likely to occur over an extended (multi-year) time horizon. Until then, it is anticipated that net customer growth will be in the range of 1.5 percent to 3 percent.

Meter Reading Project

In 2006, Southwest initiated a project to expand its use of electronic meter reading technology. The efficiencies to be gained from this project more than offset the investment in infrastructure. This technology eliminates the need to gain physical access to meters in order to obtain monthly meter readings, thereby reducing the time associated with each meter read while improving their accuracy. By the end of 2007, approximately 1.5 million (over 80 percent) of Southwest customers’ meters were being read electronically. The electronic meter reading conversion project (at a total project cost of $65 million) is expected to be completed in 2008, ahead of its originally expected completion date in 2009. The project is not expected to have an adverse impact on existing employees, although some experienced employees have been redeployed to expand service and construction capabilities.

Results of Natural Gas Operations

Year Ended December 31,	2007	2006	2005
(Thousands of dollars)
Gas operating revenues	$1,814,766	$1,727,394	$1,455,257
Net cost of gas sold	1,086,194	1,033,988	828,131

Operating margin	728,572	693,406	627,126
Operations and maintenance expense	331,208	320,803	314,437
Depreciation and amortization	157,090	146,654	137,981
Taxes other than income taxes	37,553	34,994	39,040

Operating income	202,721	190,955	135,668
Other income (expense)	4,850	10,049	5,087
Net interest deductions	86,436	85,567	81,595
Net interest deductions on subordinated debentures	7,727	7,724	7,723

Income before income taxes	113,408	107,713	51,437
Income tax expense	40,914	36,240	17,767

Contribution to consolidated net income	$72,494	$71,473	$33,670

2007 vs. 2006

Contribution to consolidated net income from natural gas operations increased $1 million in 2007 compared to 2006. The improvement in contribution resulted from higher operating margin, partially offset by increased operating expenses and a reduction in other income.

Operating margin increased $35 million between 2006 and 2007. The rate relief component of the increase was $18 million ($15 million in Arizona and $3 million in California). Customer growth contributed $14 million toward the operating margin increase as the Company added a net 29,000 customers during 2007, an increase of about two percent. Differences in heating demand, caused primarily by weather variations, accounted for the remaining $3 million increase in operating margin as warmer-than-normal temperatures were experienced during both years (during 2007 the estimated negative weather-related impact was about $12 million, while the negative impact during 2006 was approximately $15 million). Of note were significantly warmer-than-normal temperatures throughout Southwest service territories in November 2007, with Arizona experiencing its warmest November on record (during the past 113 years).

Operations and maintenance expense increased $10.4 million, or three percent, between years reflecting general cost increases and incremental operating costs associated with serving additional customers. Higher uncollectible expenses also contributed to the increase.

Depreciation expense increased $10.4 million, or seven percent, as a result of additional plant in service. Average gas plant in service for 2007 increased $284 million, or eight percent, compared to 2006. This was attributable to the upgrade of existing operating facilities and the expansion of the system to accommodate customer growth.

General taxes increased $2.6 million primarily as a result of a favorable nonrecurring property tax settlement recognized in April 2006. In addition, on average, property tax rates declined between years, largely offsetting the higher property tax base resulting from plant additions.

Other income decreased $5.2 million as compared to 2006 primarily as a result of a reduction in interest income due to the collection of previously deferred purchased gas costs and reduced returns on long-term investments. The prior year also included $1 million of interest income on the favorable nonrecurring property tax settlement referred to above.

Net financing costs increased $872,000, or one percent, between years primarily due to interest expense associated with deferred PGA balance payables and higher rates on variable-rate debt, partially offset by lower average debt outstanding.

Income tax expense in 2006 included a nonrecurring $1.7 million state income tax benefit.

2006 vs. 2005

Contribution from natural gas operations increased $37.8 million in 2006 compared to 2005. The improvement in contribution was primarily due to higher operating margin resulting from the Arizona general rate increase, a nonrecurring property tax settlement, and improved other income, partially offset by increased operating expenses and financing costs.

Operating margin increased $66 million in 2006 as compared to 2005. During 2006, the Company added 71,000 customers, an increase of four percent. New customers coupled with additional amounts from existing transportation and non-weather sensitive sales customers contributed $26 million in incremental operating margin. Rate relief in Arizona and California added $37 million. Differences in heating demand caused primarily by weather variations between years resulted in a $3 million operating margin increase as warmer-than-normal temperatures were experienced during both years.

Operations and maintenance expense increased $6.4 million, or two percent, between years reflecting general cost increases and incremental operating costs associated with serving additional customers. Factors contributing to the increase included insurance premiums, uncollectible expenses, employee-related costs, and incremental stock-based compensation costs. Operations and maintenance expense for 2005 included a $10 million nonrecurring provision for an injuries and damages case.

Depreciation expense increased $8.7 million, or six percent, as a result of construction activities. Average gas plant in service for 2006 increased $238 million, or seven percent, compared to 2005. The increase reflects ongoing capital expenditures for the upgrade of existing operating facilities and the expansion of the system to accommodate continued customer growth.

General taxes decreased $4 million, or 10 percent, primarily as a result of a nonrecurring property tax settlement and Arizona legislation signed in June 2006 that reduced property tax rates, retroactive to January 2006.

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

Income tax expense in 2006 included a nonrecurring $1.7 million state income tax benefit.

Rates and Regulatory Proceedings

General Rate Relief and Rate Design

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

Arizona General Rate Case. Southwest filed a general rate application with the ACC in the third quarter of 2007 requesting an increase in authorized operating revenues of $50.2 million. The request is due to increases in Southwest’s operating costs (including inflationary increases to labor and benefits), investments in infrastructure to serve new customers, and the increased costs of capital to fund those investments. The Company is requesting a return on rate base of 9.45 percent and a return on equity of 11.25 percent.

In addition, declining average residential usage has hindered the Company’s ability to earn the returns previously authorized by the ACC. A rate structure that would encourage energy efficiency and also shield the Company and its customers from weather-related volatility has also been proposed. Included in the new rate design proposal are a revenue decoupling mechanism that would separate the recovery of fixed costs from volumetric usage and a weather normalization mechanism that would protect customers from higher bills in extreme cold weather and protect the Company from cost under-recoveries in unseasonably warmer weather. The Company also requested an increase of $3.10 in the monthly residential basic service charge. Southwest requested the new rates become effective October 2008. Hearings are scheduled to be held in June 2008. Management cannot predict the amount or timing of rate relief ultimately granted, or whether the ACC will adopt the new rate design proposals. The last general rate increase received in Arizona was effective in March 2006.

California Attrition Filings. In the fourth quarter of 2006, the CPUC approved a $2.7 million increase in operating margin related to the Company’s 2007 annual California attrition filing. The increase in customer rates was effective January 2007. In connection with this filing, the methodology of recording margin under the margin tracker mechanism was changed to be recognized in equal monthly amounts throughout the year, rather than on a seasonally adjusted basis. This change did not impact the total amount of margin recognized annually; however, it affected the comparability of 2007 versus 2006 quarterly amounts.

In October 2007, Southwest made its 2008 annual attrition filing with the CPUC requesting a $2 million increase in operating margin. The increase in customer rates was approved and became effective January 2008.

California General Rate Cases. Southwest filed general rate applications with the CPUC in December 2007 requesting an increase in authorized operating revenues of $9.1 million in the Company’s southern California, northern California and South Lake Tahoe rate jurisdictions with a proposed effective date of January 2009. The request is due to increases in Southwest’s operating costs, investments in infrastructure to serve new customers, and the increased costs of capital to fund those investments. As part of the filing, Southwest is also requesting that the authorized levels of margin revert to being recognized on a seasonally adjusted basis rather than in equal monthly amounts throughout the year to better reflect the seasonal nature of Southwest’s revenue stream. In addition to the margin balancing mechanism that has been in place since the last general rate case, this filing proposes a Post Test Year (“PTY”) ratemaking mechanism for the period 2010 through 2013. The PTY mechanism is designed to recognize the effects of inflation, certain capital expenditures and customer growth between general rate cases. Hearings were proposed to begin in August 2008.

PGA Filings

The rate schedules in all of Southwest’s service territories contain provisions that permit adjustments to rates as the cost of purchased gas changes. These deferred energy provisions and purchased gas adjustment clauses are collectively referred to as “PGA” clauses. Differences between gas costs recovered from customers and amounts paid for gas costs by Southwest result in over and under-collections. At December 31, 2007, over-collections in Nevada and California resulted in a liability of $46 million and under-collections in Arizona resulted in an asset of $33.9 million on the Company’s balance sheet. Filings to change rates in accordance with PGA clauses are subject to audit by state regulatory commission staffs. PGA changes impact cash flows but have no direct impact on profit margin. However, gas cost deferrals and recoveries can impact comparisons between periods of individual income statement components. These include Gas operating revenues, Net cost of gas sold, Net interest deductions and Other income (deductions). In addition, since Southwest is permitted to accrue interest on PGA balances, the cost of incremental PGA-related short-term borrowings will be largely offset and there should be no material negative impact to earnings.

Southwest had the following outstanding PGA balances receivable/(payable) at the end of its two most recent fiscal years (millions of dollars):

	2007	2006
Arizona	$33.9	$68.4
Northern Nevada	(9.2)	1.1
Southern Nevada	(36.7)	4.1
California	(0.1)	3.4

	$(12.1)	$77.0

Arizona PGA Filings. In Arizona, Southwest adjusts rates monthly for changes in purchased gas costs, within pre-established limits measured on a twelve-month rolling average. A temporary surcharge has also been in place since February 2006 to help accelerate the recovery of the under-collected balance. The PGA balance in Arizona has been steadily declining since reaching a peak of $95.8 million in April 2006.

California Gas Cost Filings. In California, a monthly gas cost adjustment based on forecasted monthly prices is utilized. Monthly adjustments are designed to provide a more timely recovery of gas costs and to send appropriate pricing signals to customers.

Nevada Deferred Energy Adjustment Filings. In Nevada, a quarterly gas cost adjustment based on a twelve-month rolling average is utilized. Adjustments are subject to an annual prudence review and audit of the natural gas costs incurred.

Gas Price Volatility Mitigation

Over the past five years the weighted-average delivered cost of natural gas has ranged from a low of $4.60 per dekatherm in 2003 to a high of $8.10 per dekatherm in 2007. Price volatility is expected to continue throughout 2008. Regulators in Southwest’s service territories have encouraged Southwest to take proactive steps to mitigate price volatility on its customers. To accomplish this, Southwest periodically enters into fixed-price term contracts for about half of its annual normal weather supply needs. For the 2007/2008 heating season, fixed-price contracts range in price from approximately $6 to $10 per dekatherm. Natural gas purchases not covered by fixed-price contracts are made under variable-price contracts with firm quantities and on the spot market. Prices for these contracts are not known until the month of purchase. Southwest does not currently utilize stand-alone derivative financial instruments in its volatility mitigation program, however, during 2008, Southwest intends to supplement its use of fixed-price contracts with stand-alone derivative instruments. The combination of fixed-price contracts and derivative instruments should increase flexibility for Southwest and increase supplier diversification. The costs of such derivative financial instruments are expected to be recovered from customers through the PGA mechanism.

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

2007 Construction Expenditures

Southwest continues to experience customer growth, albeit at a slower pace than in the recent past. This growth has required significant capital outlays for new transmission and distribution plant, to keep up with consumer demand. During the three-year period ended December 31, 2007, total gas plant increased from $3.3 billion to $4 billion, or at an annual rate of seven percent. Customer growth was the primary reason for the plant increase as Southwest added 200,000 net new customers during the three-year period.

During 2007, construction expenditures for the natural gas operations segment were $312 million. Approximately 76 percent of these expenditures represented new construction and the balance represented costs associated with routine replacement of existing transmission, distribution, and general plant. Cash flows from operating activities of Southwest (net of dividends) provided $281 million (representing 90 percent) of the required capital resources pertaining to total capital expenditures in 2007. The remainder was provided from refundable construction advances, external financing activities, and existing credit facilities.

2007 Financing Activity

External financing requirements during 2007 were minimized as a result of earnings, strong recoveries of PGA balances, and collections of construction advances and contributions. During 2007, the Company issued approximately 1 million additional shares of common stock through the Dividend Reinvestment and Stock Purchase Plan (“DRSPP”), Employee Investment Plan, Management Incentive Plan, and Stock Incentive Plan, raising approximately $35 million. Additionally in 2007, Southwest partially offset capital outlays by collecting approximately $41 million in net advances and contributions from third-party contractors. At December 31, 2007, the balance of refundable construction advances was approximately $86 million. No incremental debt offerings were required during 2007.

2008 Construction Expenditures and Financing

Southwest estimates construction expenditures during the three-year period ending December 31, 2010 will be approximately $850 million. Of this amount, approximately $302 million are expected to be incurred in 2008. During the three-year period, cash flow from operating activities of Southwest (net of dividends) is estimated to fund over 80 percent of the gas operations’ total construction expenditures. Southwest also has $25 million in long-term debt maturities over the three-year period. During this time frame, the Company expects to raise $70 million to $80 million from its various common stock programs. Any remaining cash requirements are expected to be provided by refundable construction advances, existing credit facilities, and/or other external financing sources. The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, growth levels in Southwest service areas, and earnings. These external financings may include the issuance of both debt and equity securities, bank and other short-term borrowings, and other forms of financing.

The Company has a universal shelf registration statement providing for the issuance and sale of registered securities, which may consist of secured debt, unsecured debt, preferred stock, or common stock. At December 31, 2007, the Company had $95 million of availability under the universal shelf registration statement.

In 2006, the Company entered into a Sales Agency Financing Agreement with BNY Capital Markets, Inc. relating to the issuance and sale of up to $45 million aggregate amount of the Company’s common stock, from time to time over a three-year period (“Equity Shelf Program”). While no shares were issued through the Equity Shelf Program in 2007, the Company has $16.7 million of remaining capacity under the Equity Shelf Program at December 31, 2007.

In February 2008, the Economic Stimulus Act of 2008 (“Act”) was signed into law. This Act provides a 50 percent bonus tax depreciation deduction for qualified property acquired or constructed and placed in service in 2008. Based on forecasted qualifying construction expenditures, Southwest estimates the bonus depreciation deduction will defer the payment of approximately $30 million of federal income taxes during 2008.

Liquidity

Liquidity refers to the ability of an enterprise to generate adequate amounts of cash to meet its cash requirements. Several general factors that could significantly affect liquidity in future years include inflation, growth in Southwest’s service territories, changes in the ratemaking policies of regulatory commissions, interest rates, variability of natural gas prices, changes in income tax laws, and the level of Company earnings. Of these factors natural gas prices and related gas cost recovery rates have had the most significant impact on Company liquidity.

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

On an interim basis, Southwest generally defers over- or under-collections of gas costs to PGA balancing accounts. In addition, Southwest uses this mechanism to either refund amounts over-collected or recoup amounts under-collected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. At December 31, 2007, the combined balances in PGA accounts totaled an over-collection of $12.1 million versus an under-collection of $77 million at December 31, 2006. See PGA Filings for more information on recent regulatory filings. Southwest has the ability to draw on its credit facility to temporarily finance under-collected PGA balances. This facility expires in April 2012. Southwest has designated $150 million of the $300 million facility as long-term debt and the remaining $150 million for working capital purposes. Southwest currently believes the $150 million designated for working capital purposes is adequate to meet liquidity needs. At December 31, 2007, $150 million was outstanding on the long-term portion and $9 million was outstanding on the short-term portion of the credit facility.

Securities Ratings

The Company’s borrowing costs and ability to raise funds are directly impacted by its credit ratings. Securities ratings issued by nationally recognized ratings agencies provide a method for determining the credit worthiness of an issuer. Company debt ratings are important because long-term debt constitutes a significant portion of total capitalization. These debt ratings are a factor considered by lenders when determining the cost of debt for the Company (i.e., the better the rating, the lower the cost to borrow funds).

The Company’s unsecured long-term debt rating from Moody’s Investors Service, Inc. (“Moody’s”) is Baa3. Moody’s applies a Baa rating to obligations which are considered medium grade obligations with adequate security. A numerical modifier of 1 (high end of the category) through 3 (low end of the category) is included with the Baa to indicate the approximate rank of a company within the range.

The Company’s unsecured long-term debt rating from Fitch, Inc. (“Fitch”) is BBB, which Fitch affirmed in February 2008. Fitch debt ratings range from AAA (highest credit quality) to D (defaulted debt obligation). The Fitch rating of BBB indicates a credit quality that is considered prudent for investment.

The Company’s unsecured long-term debt rating from Standard and Poor’s Ratings Services (“S&P”) is BBB-. S&P debt ratings range from AAA (highest rating possible) to D (obligation is in default). The S&P rating of BBB- indicates the debt is regarded as having an adequate capacity to pay interest and repay principal.

A securities rating is not a recommendation to buy, sell, or hold a security and is subject to change or withdrawal at any time by the rating agency. The foregoing securities ratings are subject to change at any time in the discretion of the applicable ratings agencies. Numerous factors, including many which are not within the Company’s control, are considered by the ratings agencies in connection with assigning securities ratings.

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

IDRB Supporting Credit Arrangements

The Company utilizes letters of credit to provide credit support for $100 million of variable-rate IDRBs. A $55.3 million letter of credit supports the City of Big Bear $50 million tax-exempt Series A IDRBs and a $50.1 million letter of credit supports the Clark County, Nevada $50 million IDRBs 2003 Series A.

Insurance policies support approximately $400 million of the fixed and variable-rate IDRBs. Of this amount, approximately $350 million is fixed to maturity and any change in bond rating of the bond insurers will not impose any additional costs on the Company. The remaining $50 million in IDRBs, which is the 2003 Series B, carries a AAA rating supported by insurance from Ambac Assurance Corporation (“Ambac”). The 2003 Series B are repriced weekly in an auction market. Credit rating agencies have been reassessing bond insurers for their ability to absorb potential losses from their subprime-related exposure to residential mortgage-backed securities and collateralized debt obligations. In January 2008, Moody’s Investors Service and Standard & Poor’s, the two largest ratings companies, placed Ambac on watch for a possible downgrade of their AAA rating. The Company cannot predict whether Moody’s and/or S&P will downgrade Ambac, thereby affecting the outstanding AAA rating of the 2003 Series B. If the weekly auction interest rate reset fails, then the rate on the 2003 Series B will be set at the predetermined maximum auction rate as set forth below, based on the prevailing rating of the 2003 Series B in effect on the business day immediately preceding the auction date:

Prevailing Rating	Maximum Auction Rate
AAA/Aaa	175% of one-month LIBOR
AA/Aa	200% of one-month LIBOR
A/A	250% of one-month LIBOR
BBB/Baa	275% of one-month LIBOR
Below BBB/Baa	300% of one-month LIBOR

In February 2008, the 2003 Series B experienced its initial auction failure. As a result of the failed auction, the Company was required to price the Series B at the predetermined maximum auction rate of 175 percent of the one-month LIBOR rate. The Company has the ability to convert the 2003 Series B to a fixed-rate mode or obtain incremental credit support. The Company will remain watchful as to the developments in the auction rate market and the outcome of the rating agencies reviews, and take appropriate actions to minimize the related interest cost of the facility.

Contractual Obligations

The Company has various contractual obligations such as long-term purchase contracts, significant non-cancelable operating leases, gas purchase obligations, and long-term debt agreements. The Company has classified these contractual obligations as either operating activities or financing activities, which mirrors their presentation in the Consolidated Statement of Cash Flows. No contractual obligations for investing activities exist at this time. The table below summarizes the Company’s contractual obligations at December 31, 2007 (millions of dollars):

	Payments due by period
Contractual Obligations	Total	2008	2009-2010	2011-2012	Thereafter
Operating activities:
Operating leases (Note 2)	$32	$7	$9	$5	$11
Gas purchase obligations	629	483	146	—	—
Pipeline capacity	548	103	194	110	141
Other commitments	13	6	5	2	—
Financing activities:
Subordinated debentures to Southwest
Gas Capital II (Note 5)	103	—	—	—	103
Long-term debt (Note 6)	1,304	38	16	553	697
Other	25	—	—	1	24

Total	$2,654	$637	$370	$671	$976

Obligations for Operating Activities: The table provides a summary of the Company’s obligations associated with operating activities. Operating leases represent multi-year obligations for office rent and certain equipment. Gas purchase obligations include fixed-price and variable-rate gas purchase contracts covering approximately 124 million dekatherms. Fixed-price contracts range in price from approximately $6 to $10 per dekatherm. Variable-price contracts reflect minimum contractual obligations.

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

Obligations for Financing Activities: Contractual obligations for financing activities are debt obligations consisting of scheduled principal payments over the life of the debt.

Other: Estimated funding for pension and other postretirement benefits during calendar year 2008 is $29 million. The Company has an insignificant amount of liabilities in connection with the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.”

Results of Construction Services

Year Ended December 31,	2007	2006	2005
(Thousands of dollars)
Construction revenues	$337,322	$297,364	$259,026
Cost of construction	310,848	271,743	237,356

Gross profit	26,474	25,621	21,670
General and administrative expenses	8,590	7,377	6,672

Operating income	17,884	18,244	14,998
Other income (expense)	1,768	4,086	3,009
Interest expense	2,036	1,686	1,009

Income before income taxes	17,616	20,644	16,998
Income tax expense	6,864	8,257	6,845

Contribution to consolidated net income	$10,752	$12,387	$10,153

2007 vs. 2006

The 2007 contribution to consolidated net income from construction services decreased $1.6 million from 2006. The decrease reflects higher general and administrative expenses, interest expense, and lower gains on sales of equipment. Unfavorable working conditions due to poor weather during the first quarter of 2007 also contributed to the decrease.

Revenues increased $40 million due primarily to several new contracts and an improvement in the amount and profitability of new bid work. Gross profit increased approximately $853,000, or three percent, as a direct result of the increase in revenues, partially offset by a decrease in profit margins on blanket contracts. The construction revenues above include NPL contracts with Southwest totaling $71.4 million in 2007 and $80.6 million in 2006. NPL accounts for the services provided to Southwest at contractual (market) prices.

General and administrative costs increased $1.2 million due primarily to incremental costs associated with revenue growth including labor and other administrative expenses. Other income decreased $2.3 million as a result of a reduction in gains on sales of equipment. Interest expense increased $350,000 due to additional long-term borrowings for purchases of new equipment.

Construction activity is cyclical and can be significantly impacted by changes in general and local economic conditions, including interest rates, employment levels, job growth, and local and federal tax rates. The continued slow-down in construction activities observed in regional and national markets at the end of 2007, if sustained, could negatively impact the amount of work received under existing blanket contracts, the amount of bid work, and the equipment resale market in 2008.

2006 vs. 2005

The 2006 contribution to consolidated net income from construction services increased $2.2 million from 2005. The factors that drove the favorable results included a 15 percent increase in revenues, an improvement in the number of profitable bid jobs, and a favorable equipment resale market.

Revenues increased $38 million due primarily to an increased workload under several existing contracts and an improvement in the amount and profitability of new bid work. Gross profit increased approximately $4 million, or 18 percent, as a direct result of the increase in revenues. The construction revenues above include NPL contracts with Southwest totaling $80.6 million in 2006 and $71.8 million in 2005.

General and administrative costs increased $705,000 due primarily to incremental costs associated with growth including labor and other administrative expenses. Other income increased $1.1 million as a result of an increase in gains on sales of equipment. Interest expense increased $677,000 due to additional long-term borrowing for the purchase of new equipment and higher interest rates.

Recently Issued Accounting Pronouncements

Below is a listing of recently issued accounting pronouncements by the Financial Accounting Standards Board (“FASB”). See Note 1—Summary of Significant Accounting Policies for more information regarding these accounting pronouncements and their potential impact on the Company’s financial position and results of operations.

Title		Month of Issue	Effective Date
SFAS No. 157,	“Fair Value Measurements.”	September 2006	January 2008
SFAS No. 141 (R),	“Business Combinations.”	December 2007	January 2009
SFAS No. 160,	“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”	December 2007	January 2009

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

Accrued Utility Revenues

Revenues related to the sale and/or delivery of natural gas are generally recorded when natural gas is delivered to customers. However, the determination of natural gas sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, revenues for natural gas that has been delivered but not yet billed are accrued. This accrued utility revenue is estimated each month based on daily sales volumes, applicable rates, analyses reflecting significant historical trends, weather, and experience. In periods of extreme weather conditions, the interplay of these assumptions could impact the variability of the accrued utility revenue estimates.

Accounting for Income Taxes

The income tax calculations of the Company require estimates due to known future tax rate changes, book to tax differences, and uncertainty with respect to regulatory treatment of certain property items. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Regulatory tax assets and liabilities are recorded to the extent the Company believes they will be recoverable from or refunded to customers in future rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company regularly assesses financial statement tax provisions to identify any change in the regulatory treatment or tax-related estimates, assumptions, or enacted tax rates that could have a material impact on cash flows, financial position, and/or results of operations of the Company.

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

Due to an increase in market interest rates for high-quality debt instruments, the Company raised the discount rate to 6.50% at December 31, 2007 from 6.00% at December 31, 2006. The weighted-average rate of compensation increase was raised to 4.00% from 3.75%. The asset return assumption was decreased to 8.00% from 8.50%. These offsetting changes will not result in a significant change in pension expense for 2008. Should interest rates rise in 2008, future pension expense and projected benefit obligations could decrease. Conversely, declining interest rates would put upward pressure on future pension expense and projected benefit obligations.

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

Certifications

The SEC requires the Company to file certifications of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) regarding reporting accuracy, disclosure controls and procedures, and internal control over financial reporting as exhibits to the Company’s periodic filings. The CEO and CFO certifications for the period ended December 31, 2007 were included as exhibits to the 2007 Annual Report on Form 10-K which was filed with the SEC. The Company is also required to file an annual CEO certification regarding corporate governance listing standards compliance with the New York Stock Exchange (“NYSE”). The most recent annual CEO certification, dated May 3, 2007, was filed with the NYSE in May 2007.

Forward-Looking Statements

This annual report contains statements which constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“Reform Act”). All statements other than statements of historical fact included or incorporated by reference in this annual report are forward-looking statements, including, without limitation, statements regarding the Company’s plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions. The words “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “continue,” and similar words and expressions are generally used and intended to identify forward-looking statements. For example, statements regarding customer growth, estimated future construction expenditures, forecasted operating cash flows, sufficiency of working capital, ability to raise funds and receive external financing, the amount of any such financing, and statements regarding future gas prices, gas purchase contracts and derivative financial instruments, the recovery of under-recovered PGA balances, and the timing and results of future rate approvals are forward-looking statements. All forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act.

A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, the impact of weather variations on customer usage, customer growth rates, conditions in the housing market, our ability to recover costs through our PGA mechanisms, the effects of regulation/deregulation, the timing and amount of rate relief, changes in rate design, changes in gas procurement practices, changes in capital requirements and funding, the impact of conditions in the capital markets on financing costs, changes in construction expenditures and financing, renewal of franchises, easements and rights-of-way, changes in operations and maintenance expenses, effects of accounting changes, future liability claims, changes in pipeline capacity for the transportation of gas and related costs, acquisitions and management’s plans related thereto, competition, and our ability to raise capital in external financings. In addition, the Company can provide no assurance that its discussions regarding certain trends relating to its financing, operations and maintenance expenses will continue in future periods. For additional information on the risks associated with the Company’s business, see Item 1A. Risk Factors in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

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

Common Stock Price and Dividend Information

	2007		2006		Dividends Declared
	High	Low	High	Low	2007	2006
First quarter	$39.95	$35.30	$29.04	$26.09	$0.215	$0.205
Second quarter	39.77	33.10	31.43	26.46	0.215	0.205
Third quarter	34.22	26.45	34.19	30.70	0.215	0.205
Fourth quarter	30.97	26.61	39.37	32.80	0.215	0.205

					$0.860	$0.820

The principal market on which the common stock of the Company is traded is the New York Stock Exchange. At February 15, 2008, there were 22,910 holders of record of common stock, and the market price of the common stock was $27.99.

The Company has a common stock dividend policy which states that common stock dividends will be paid at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles. The quarterly common stock dividend declared was 20.5 cents per share throughout 2006 and 21.5 cents per share throughout 2007. In February 2008, the Board of Directors increased the quarterly dividend payout to 22.5 cents per share, to be effective with the June 2008 payment.

2007

SOUTHWEST GAS CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
(Thousands of dollars, except par value)
ASSETS
Utility plant:
Gas plant	$4,043,936	$3,763,310
Less: accumulated depreciation	(1,261,867)	(1,175,600)
Acquisition adjustments, net	1,812	1,992
Construction work in progress	61,419	78,402

Net utility plant (Note 2)	2,845,300	2,668,104

Other property and investments	143,097	136,242

Current assets:
Cash and cash equivalents	31,991	18,786
Accounts receivable, net of allowances (Note 3)	203,660	225,928
Accrued utility revenue	74,900	73,300
Income taxes receivable, net	14,286	571
Deferred income taxes (Note 11)	6,965	—
Deferred purchased gas costs (Note 4)	33,946	77,007
Prepaids and other current assets (Notes 2 and 4)	136,711	106,032

Total current assets	502,459	501,624

Deferred charges and other assets (Note 4)	179,332	178,995

Total assets	$3,670,188	$3,484,965

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock, $1 par (authorized—60,000,000 shares; issued and outstanding—42,805,706 and 41,770,291 shares) (Note 10)	$44,436	$43,400
Additional paid-in capital	732,319	698,258
Accumulated other comprehensive income (loss), net (Note 9)	(12,850)	(13,666)
Retained earnings	219,768	173,433

Total equity	983,673	901,425
Subordinated debentures due to Southwest Gas Capital II (Note 5)	100,000	100,000
Long-term debt, less current maturities (Note 6)	1,266,067	1,286,354

Total capitalization	2,349,740	2,287,779

Commitments and contingencies (Note 8)
Current liabilities:
Current maturities of long-term debt (Note 6)	38,079	27,545
Short-term debt (Note 7)	9,000	—
Accounts payable	220,731	265,739
Customer deposits	75,019	64,151
Accrued general taxes	44,637	45,895
Accrued interest	21,290	21,362
Deferred income taxes (Note 11)	—	15,471
Deferred purchased gas costs (Note 4)	46,088	—
Other current liabilities (Note 4)	73,088	55,901

Total current liabilities	527,932	496,064

Deferred income taxes and other credits:
Deferred income taxes and investment tax credits (Note 11)	347,497	308,493
Taxes payable	4,387	5,951
Accumulated removal costs (Note 4)	146,000	125,000
Other deferred credits (Notes 4 and 9)	294,632	261,678

Total deferred income taxes and other credits	792,516	701,122

Total capitalization and liabilities	$3,670,188	$3,484,965

The accompanying notes are an integral part of these statements.

2007

SOUTHWEST GAS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2007	2006	2005
(In thousands, except per share amounts)
Operating revenues:
Gas operating revenues	$1,814,766	$1,727,394	$1,455,257
Construction revenues	337,322	297,364	259,026

Total operating revenues	2,152,088	2,024,758	1,714,283

Operating expenses:
Net cost of gas sold	1,086,194	1,033,988	828,131
Operations and maintenance	331,208	320,803	314,437
Depreciation and amortization	182,514	168,964	156,253
Taxes other than income taxes	37,553	34,994	39,040
Construction expenses	294,032	256,827	225,774

Total operating expenses	1,931,501	1,815,576	1,563,635

Operating income	220,587	209,182	150,648

Other income and (expenses):
Net interest deductions (Notes 6 and 7)	(88,472)	(87,253)	(82,604)
Net interest deductions on subordinated debentures (Note 5)	(7,727)	(7,724)	(7,723)
Other income (deductions)	6,636	14,152	8,114

Total other income and (expenses)	(89,563)	(80,825)	(82,213)

Income before income taxes	131,024	128,357	68,435
Income tax expense (Note 11)	47,778	44,497	24,612

Net income	$83,246	$83,860	$43,823

Basic earnings per share (Note 13)	$1.97	$2.07	$1.15

Diluted earnings per share (Note 13)	$1.95	$2.05	$1.14

Average number of common shares outstanding	42,336	40,566	38,132
Average shares outstanding (assuming dilution)	42,714	40,975	38,467

The accompanying notes are an integral part of these statements.

2007

SOUTHWEST GAS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
(Thousands of dollars)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$83,246	$83,860	$43,823
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	182,514	168,964	156,253
Deferred income taxes	16,068	3,909	(5,514)
Changes in current assets and liabilities:
Accounts receivable, net of allowances	22,268	(27,847)	(20,216)
Accrued utility revenue	(1,600)	(4,900)	982
Deferred purchased gas costs	89,149	32,408	(25,865)
Accounts payable	(45,008)	6,263	92,021
Accrued taxes	(16,537)	3,198	5,716
Other current assets and liabilities	24,972	24,156	(23,000)
Other	(7,261)	(8,657)	13,424

Net cash provided by operating activities	347,811	281,354	237,624

CASH FLOW FROM INVESTING ACTIVITIES:
Construction expenditures and property additions	(340,875)	(345,325)	(294,369)
Other	8,940	33,199	1,985

Net cash used in investing activities	(331,935)	(312,126)	(292,384)

CASH FLOW FROM FINANCING ACTIVITIES:
Issuance of common stock, net	35,097	72,452	64,136
Dividends paid	(36,271)	(33,500)	(31,228)
Issuance of long-term debt, net	128,594	92,400	145,256
Retirement of long-term debt	(142,091)	(84,397)	(31,442)
Change in long-term portion of credit facility	3,000	(3,000)	—
Change in short-term debt	9,000	(24,000)	(76,000)

Net cash provided by (used in) financing activities	(2,671)	19,955	70,722

Change in cash and cash equivalents	13,205	(10,817)	15,962
Cash at beginning of period	18,786	29,603	13,641

Cash at end of period	$31,991	$18,786	$29,603

Supplemental information:
Interest paid, net of amounts capitalized	$93,335	$92,533	$86,465

Income taxes paid (received), net	$45,025	$39,682	$5,977

The accompanying notes are an integral part of these statements.

2007

SOUTHWEST GAS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Stock			Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total	Comprehensive Income (Loss)
	Shares		Amount
(In thousands, except per share amounts)
DECEMBER 31, 2004	36,794		$38,424	$566,646	$(10,892)	$111,498	$705,676
Common stock issuances	2,534		2,534	61,602			64,136
Net income						43,823	43,823	$43,823
Additional minimum pension liability adjustment, net of $19 million of tax (Note 9)					(30,753)		(30,753)	(30,753)
Dividends declared
Common: $0.82 per share						(31,747)	(31,747)

2005 Comprehensive Income								$13,070
DECEMBER 31, 2005	39,328		40,958	628,248	(41,645)	123,574	751,135
Common stock issuances	2,442		2,442	70,010			72,452
Net income						83,860	83,860	$83,860
Additional minimum pension liability adjustment, net of $20.3 million of tax (Note 9)					33,047		33,047	33,047
Net adjustment to adopt SFAS No. 158, net of $3.1 million of tax (Note 9)					(5,068)		(5,068)
Dividends declared
Common: $0.82 per share						(34,001)	(34,001)

2006 Comprehensive Income								$116,907
DECEMBER 31, 2006	41,770		43,400	698,258	(13,666)	173,433	901,425
Common stock issuances	1,036		1,036	34,061			35,097
Net income						83,246	83,246	$83,246
Net actuarial gain arising during the period, less amortization of unamortized benefit plan cost, net of $500,000 of tax (Note 9)					816		816	816
Dividends declared
Common: $0.86 per share						(36,911)	(36,911)

2007 Comprehensive Income								$84,062
DECEMBER 31, 2007	42,806	*	$44,436	$732,319	$(12,850)	$219,768	$983,673

*	At December 31, 2007, 2.1 million common shares were registered and available for issuance under provisions of the Company’s various stock issuance plans. In addition, approximately 800,000 common shares are registered for issuance upon the exercise of options granted under the Stock Incentive Plan (see Note 10). During 2007, no shares were issued in at-the-market offerings through the Equity Shelf Program.

The accompanying notes are an integral part of these statements.

2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

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

Cash and Cash Equivalents. For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and financial instruments with a purchase-date maturity of three months or less.

Accumulated Removal Costs. Approved regulatory practices allow Southwest to include in depreciation expense a component to recover removal costs associated with utility plant retirements. In accordance with the Securities and Exchange Commission’s (“SEC”) position on presentation of these amounts, management has reclassified $146 million and $125 million, as of December 31, 2007 and 2006, respectively, of estimated removal costs from accumulated depreciation to accumulated removal costs within the liabilities section of the balance sheet.

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

The Company acts as an agent for state and local taxing authorities in the collection and remission of a variety of taxes, including franchise fees, sales and use taxes, and surcharges. These taxes are not included in gas operating revenues, except for certain franchise fees in California operating jurisdictions which are not significant. The Company uses the net classification method to report taxes collected from customers to be remitted to governmental authorities.

Construction Revenues. The majority of NPL contracts are performed under unit price contracts. Generally, these contracts state prices per unit of installation. Typical installations are accomplished in two weeks or less. Revenues are recorded as installations are completed. Long-term fixed-price contracts use the percentage-of-completion method of accounting and, therefore, take into account the cost, estimated earnings, and revenue to date on contracts not yet completed. The amount of revenue recognized is based on costs expended to date relative to anticipated final contract costs. Revisions in estimates of costs and earnings during the course of the work are reflected in the accounting period in which the facts requiring revision become known. If a loss on a contract becomes known or is anticipated, the entire amount of the estimated ultimate loss is recognized at that time in the financial statements.

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

Allowance for Funds Used During Construction (“AFUDC”). AFUDC represents the cost of both debt and equity funds used to finance utility construction. AFUDC is capitalized as part of the cost of utility plant. The Company capitalized $1.3 million in 2007 $2.8 million in 2006, and $2 million in 2005 of AFUDC related to natural gas utility operations. The debt portion of AFUDC is reported in the consolidated statements of income as an offset to net interest deductions and the equity portion is reported as other income. The debt portion of AFUDC was $619,000, $1.4 million, and $1.1 million for 2007, 2006 and 2005, respectively. Utility plant construction costs, including AFUDC, are recovered in authorized rates through depreciation when completed projects are placed into operation, and general rate relief is requested and granted.

Earnings Per Share. Basic earnings per share (“EPS”) are calculated by dividing net income by the weighted-average number of shares outstanding during the period. Diluted EPS includes the effect of additional weighted-average common stock equivalents (stock options, performance shares, and restricted stock units). Unless otherwise noted, the term “Earnings Per Share” refers to Basic EPS. A reconciliation of the shares used in the Basic and Diluted EPS calculations is shown in the following table. Net income was the same for Basic and Diluted EPS calculations.

	2007	2006	2005
(In thousands)
Average basic shares	42,336	40,566	38,132
Effect of dilutive securities:
Stock options	147	195	146
Performance shares	210	214	189
Restricted stock units	21	—	—

Average diluted shares	42,714	40,975	38,467

Derivatives. The Company does not utilize derivative financial instruments for speculative purposes, nor does the Company have trading operations. In managing its gas supply portfolios, Southwest uses variable-rate and fixed-price arrangements which qualify as derivative instruments as defined under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS No. 133”). However, variable-price contracts have no significant market value and fixed-price contracts qualify for the normal purchases and normal sales exception under SFAS No. 133. This exception applies to physical sales and purchases of natural gas where it is probable that physical delivery will occur, the pricing provisions are clearly and closely related to the contracted prices and documentation requirements are met.

In November 2007, temperatures in Arizona reached record levels for the month, exceeding averages for any of the preceding 100 years. As a result of the warm weather and pipeline constraints during the same time period, the Company did not take delivery of natural gas under three fixed-price contracts for several days during the month. This resulted in a financial settlement of these quantities based on the difference between the contract price and the daily spot market price during those days. Once weather conditions returned to normal, the Company resumed receiving natural gas under the fixed-price contracts involved. The Company expects to take physical delivery of gas for the remaining term of the contracts and to continue to apply the normal purchases and sales exception.

Common Stock. In May 2007, shareholders of the Company approved an increase in the number of authorized shares of common stock from 45,000,000 shares to 60,000,000 shares. The increase had no effect on the par value of common stock.

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

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” SFAS No. 141 (revised 2007) provides guidelines for the presentation and measurement of assets and liabilities acquired in a business combination and requires the disclosure of all information necessary to evaluate the nature and financial effect of a business combination. The provisions of SFAS No. 141 (revised 2007) are effective for the Company for acquisitions that occur on or after January 1, 2009. The Company is evaluating what impact, if any, this standard might have on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 requires all entities to report minority interests in subsidiaries as equity in the consolidated financial statements. The provisions of SFAS No. 160 are effective for the Company beginning January 1, 2009. The Company is evaluating what impact, if any, this standard might have on its financial position or results of operations.

Note 2—Utility Plant

Net utility plant as of December 31, 2007 and 2006 was as follows (thousands of dollars):

December 31,	2007	2006
Gas plant:
Storage	$17,403	$17,545
Transmission	256,696	243,989
Distribution	3,419,799	3,153,399
General	219,126	219,527
Other	130,912	128,850

	4,043,936	3,763,310
Less: accumulated depreciation	(1,261,867)	(1,175,600)
Acquisition adjustments, net	1,812	1,992
Construction work in progress	61,419	78,402

Net utility plant	$2,845,300	$2,668,104

Depreciation and amortization expense on gas plant was $155 million in 2007, $145 million in 2006, and $137 million in 2005.

In October 2007, the Company sold its Southern Nevada Division operations facility for $35 million. Of the proceeds, $28 million is held by JP Morgan Property Exchange, Inc. (and reflected in Prepaids and other current assets on Southwest’s balance sheet) to facilitate like-kind exchange tax treatment for the new land and facilities to be developed. The gain on the sale (approximately $20 million) was deferred and recorded as a regulatory liability to be included in a future rate case. The Company plans to build two separate facilities to better serve the expanding customer base in Las Vegas. During construction of the new facilities, the Company will lease back the operations facility (see details below). The Company’s corporate headquarters complex is not affected by these transactions.

Operating Leases and Rentals. Southwest leases a portion of its corporate headquarters office complex in Las Vegas, the southern Nevada operations facility, and its administrative offices in Phoenix. The leases provide for current terms which expire in 2017, 2009, and 2009, respectively, with optional renewal terms available at the expiration dates. The rental payments for the corporate headquarters office complex are $2 million in each of the years 2008 through 2012 and $10.1 million cumulatively thereafter. The rental payments for the southern Nevada operations facility are $1.5 million in 2008 and $875,000 in 2009 when the lease expires. The rental payments for the Phoenix administrative offices are $1.5 million for 2008 and $1 million in 2009 when the lease expires. In addition to the above, the Company leases certain office and construction equipment. The majority of these leases are short-term. These leases are accounted for as operating leases, and for the gas segment are treated as such for regulatory purposes. Rentals included in operating expenses for all operating leases were $23.9 million in 2007, $19.2 million in 2006, and $19 million in 2005. These amounts include NPL lease expenses of approximately $15.9 million in 2007, $11.5 million in 2006, and $11.5 million in 2005, for various short-term operating leases of equipment and temporary office sites.

The following is a schedule of future minimum lease payments for significant non-cancelable operating leases (with initial or remaining terms in excess of one year) as of December 31, 2007 (thousands of dollars):

Year Ending December 31,
2008	$6,965
2009	5,543
2010	2,863
2011	2,640
2012	2,641
Thereafter	10,972

Total minimum lease payments	$31,624

Note 3—Receivables and Related Allowances

Business activity with respect to gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. At December 31, 2007, the gas utility customer accounts receivable balance was $157 million. Approximately 54 percent of the gas utility customers were in Arizona, 36 percent in Nevada, and 10 percent in California. Although the Company seeks to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on overdue accounts, some accounts are ultimately not collected. Provisions for uncollectible accounts are recorded monthly, as needed, and are included in the ratemaking process as a cost of service. Activity in the allowance for uncollectibles is summarized as follows (thousands of dollars):

Allowance for Uncollectibles
Balance, December 31, 2004	$1,972
Additions charged to expense	3,787
Accounts written off, less recoveries	(3,458)

Balance, December 31, 2005	2,301
Additions charged to expense	5,805
Accounts written off, less recoveries	(5,085)

Balance, December 31, 2006	3,021
Additions charged to expense	7,178
Accounts written off, less recoveries	(7,252)

Balance, December 31, 2007	$2,947

Note 4—Regulatory Assets and Liabilities

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

The following table represents existing regulatory assets and liabilities (thousands of dollars):

December 31,	2007	2006
Regulatory assets:
Accrued pension and other postretirement benefit costs * (Note 9)	$92,655	$101,402
Deferred purchased gas costs	33,946	77,007
Accrued purchased gas costs **	40,100	40,500
SFAS No. 109—income taxes, net *	1,286	1,846
Unamortized premium on reacquired debt *	17,215	17,676
Other	32,734	30,099

	217,936	268,530
Regulatory liabilities:
Deferred purchased gas costs	(46,088)	—
Accumulated removal costs	(146,000)	(125,000)
Deferred gain on southern Nevada division operations facility ****	(20,522)	—
Rate refunds due customers***	(12,474)	—
Other ****	(1,401)	(1,111)

Net regulatory assets (liabilities)	$(8,549)	$142,419

*	Included in Deferred charges and other assets on the Consolidated Balance Sheet.
**	Included in Prepaids and other current assets on the Consolidated Balance Sheet.
***	Included in Other current liabilities on the Consolidated Balance Sheet.
****	Included in Other deferred credits on the Consolidated Balance Sheet.

Other regulatory assets include deferred costs associated with rate cases, regulatory studies, margin and interest-tracking accounts, and state mandated public purpose programs (including low income and conservation programs), as well as amounts associated with accrued absence time and deferred post-retirement benefits other than pensions.

Note 5—Preferred Trust Securities and Subordinated Debentures

In June 2003, the Company created Southwest Gas Capital II (“Trust II”), a wholly owned subsidiary, as a financing trust for the sole purpose of issuing preferred trust securities for the benefit of the Company. In August 2003, Trust II publicly issued $100 million of 7.70% Preferred Trust Securities (“Preferred Trust Securities”). In connection with the Trust II issuance of the Preferred Trust Securities and the related purchase by the Company for $3.1 million of all of the Trust II common securities (“Common Securities”), the Company issued $103.1 million principal amount of its 7.70% Junior Subordinated Debentures, due 2043 (“Subordinated Debentures”) to Trust II. The sole assets of Trust II are and will be the Subordinated Debentures. The interest and other payment dates on the Subordinated Debentures correspond to the distribution and other payment dates on the Preferred Trust Securities and Common Securities. Under certain circumstances, the Subordinated Debentures may be distributed to the holders of the Preferred Trust Securities and holders of the Common Securities in liquidation of Trust II. The Subordinated Debentures are redeemable at the option of the Company after August 2008 at a redemption price of $25 per Subordinated Debenture plus accrued and unpaid interest. In the event that the Subordinated Debentures are repaid, the Preferred Trust Securities and the Common Securities will be redeemed on a pro rata basis at $25 (par value) per Preferred Trust Security and Common Security plus accumulated and unpaid distributions. Company obligations under the Subordinated Debentures, the Trust Agreement (the agreement under which Trust II was formed), the guarantee of payment of certain distributions, redemption payments and liquidation payments with respect to the Preferred Trust Securities to the extent Trust II has funds available therefore and the indenture governing the Subordinated Debentures, including the Company agreement pursuant to such indenture to pay all fees and expenses of Trust II, other than with respect to the Preferred Trust Securities and Common Securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Trust Securities. As of December 31, 2007, 4.1 million Preferred Trust Securities were outstanding.

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

Note 6—Long-Term Debt

December 31,	2007		2006
	Carrying Amount	Market Value	Carrying Amount	Market Value
(Thousands of dollars)
Debentures:
Notes, 8.375%, due 2011	$200,000	$216,872	$200,000	$221,200
Notes, 7.625%, due 2012	200,000	214,172	200,000	217,600
8% Series, due 2026	75,000	82,274	75,000	88,748
Medium-term notes, 6.89% series, due 2007	—	—	17,500	17,654
Medium-term notes, 6.27% series, due 2008	25,000	25,152	25,000	25,263
Medium-term notes, 7.59% series, due 2017	25,000	26,946	25,000	28,155
Medium-term notes, 7.78% series, due 2022	25,000	27,486	25,000	28,645
Medium-term notes, 7.92% series, due 2027	25,000	26,975	25,000	29,398
Medium-term notes, 6.76% series, due 2027	7,500	7,183	7,500	7,832
Unamortized discount	(3,443)	—	(4,021)	—

	579,057		595,979

Revolving credit facility and commercial paper	150,000	150,000	147,000	147,000

Industrial development revenue bonds:
Variable-rate bonds:
Tax-exempt Series A, due 2028	50,000	50,000	50,000	50,000
2003 Series A, due 2038	50,000	50,000	50,000	50,000
2003 Series B, due 2038	50,000	50,000	50,000	50,000
Fixed-rate bonds:
6.10% 1999 Series A, due 2038	12,410	12,519	12,410	13,093
5.95% 1999 Series C, due 2038	14,320	14,353	14,320	15,136
5.55% 1999 Series D, due 2038	8,270	8,116	8,270	8,696
5.45% 2003 Series C, due 2038	30,000	28,955	30,000	30,705
5.25% 2003 Series D, due 2038	20,000	18,691	20,000	20,836
5.80% 2003 Series E, due 2038	15,000	14,481	15,000	15,629
5.25% 2004 Series A, due 2034	65,000	60,588	65,000	67,210
5.00% 2004 Series B, due 2033	75,000	68,616	75,000	76,688
4.85% 2005 Series A, due 2035	100,000	90,925	100,000	101,050
4.75% 2006 Series A, due 2036	56,000	49,243	56,000	56,213
Unamortized discount	(4,531)	—	(4,697)	—

	541,469		541,303

Other	33,620	33,998	29,617

	1,304,146		1,313,899
Less: current maturities	(38,079)		(27,545)

Long-term debt, less current maturities	$1,266,067		$1,286,354

In April 2007, the Company amended its $300 million credit facility. The facility was originally scheduled to expire in April 2011 and was extended to April 2012. The Company will continue to use $150 million of the $300 million as long-term debt and the remaining $150 million for working capital purposes. Interest rates for the facility are calculated at either the London Interbank Offering Rate plus an applicable margin, or the greater of the prime rate or one-half of one percent plus the Federal Funds rate. The applicable margin, unused commitment fee, and utilization fee associated with the amended credit facility are lower than those of the previous facility. At December 31, 2007, $9 million in borrowings were outstanding on the short-term portion of the credit facility and $150 million was outstanding on the long-term portion.

The Company’s Revolving Credit Facility, letters of credit, and certain bond insurance policies contain financial covenants, the most restrictive of which require a maximum leverage ratio of 70 percent (debt to capitalization as defined) and a minimum net worth calculation of $475 million adjusted for equity issuances after May 10, 2002. If the Company was not in compliance with these covenants, an event of default would occur, which if not cured could cause the amounts outstanding to become due and payable. This would also trigger cross-default provisions in substantially all other outstanding indebtedness of the Company. At December 31, 2007, the Company was in compliance with the applicable covenants.

The effective interest rates on the 2003 Series A and B variable-rate IDRBs were 4.51 percent and 4.79 percent, respectively, at December 31, 2007 and 5.14 percent and 4.09 percent, respectively, at December 31, 2006. The effective interest rates on the tax-exempt Series A variable-rate IDRBs were 4.46 percent and 5.03 percent at December 31, 2007 and 2006, respectively.

The fair value of the revolving credit facility and the variable-rate IDRBs approximates carrying value. Market values for the debentures, fixed-rate IDRBs, and other indebtedness were determined based on dealer quotes using trading records for December 31, 2007 and 2006, as applicable, and other secondary sources which are customarily consulted for data of this kind.

Estimated maturities of long-term debt for the next five years are $38.1 million, $10.4 million, $5.4 million, $202.6 million, and $350.1 million, respectively.

Note 7—Short-Term Debt

As discussed in Note 6, Southwest has a $300 million credit facility that expires in April 2012, of which $150 million has been designated by management for working capital purposes (and related outstanding amounts are designated as short-term debt). Southwest had $9 million in short-term borrowings outstanding on the credit facility at December 31, 2007 and none at December 31, 2006. The weighted-average interest rate on these borrowings was 5.66 percent at December 31, 2007.

Note 8—Commitments and Contingencies

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

Note 9—Pension and Other Postretirement Benefits

Southwest has a noncontributory qualified retirement plan with defined benefits covering substantially all employees and a separate unfunded supplemental retirement plan (“SERP”) which is limited to officers. Southwest also provides postretirement benefits other than pensions (“PBOP”) to its qualified retirees for health care, dental, and life insurance benefits.

In 2006, the FASB issued SFAS No. 158, which required employers to recognize the overfunded or underfunded positions of defined benefit postretirement plans, including pension plans, in their balance sheets. Under SFAS No. 158, any actuarial gains and losses, prior service costs and transition assets or obligations that were not recognized under previous accounting standards are recognized in accumulated other comprehensive income under stockholders’ equity, net of tax, until they are amortized as a component of net periodic benefit cost. SFAS No. 158 did not change how net periodic pension and postretirement costs are accounted for and reported in the income statement. The Company adopted the provisions of SFAS No. 158 effective December 31, 2006.

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

SFAS No. 87 “Employer’s Accounting for Pensions” states that the assumed discount rate should reflect the rate at which the pension benefits could be effectively settled. In making this estimate, in addition to rates implicit in current prices of annuity contracts that could be used to settle the liabilities, employers may look to rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits. In determining the discount rate, the Company matches the plan’s projected cash flows to a spot-rate yield curve based on highly rated corporate bonds. Changes to the discount rate from year-to-year, if any, are made in increments of 25 basis points.

Due to an increase in market interest rates for high-quality debt instruments, the Company raised the discount rate to 6.50% at December 31, 2007 from 6.00% at December 31, 2006. The weighted-average rate of compensation increase was raised to 4.00% from 3.75%. The asset return assumption was decreased to 8.00% from 8.50%. These offsetting changes will not result in a significant change in pension expense for 2008.

The following tables set forth the retirement plan, SERP, and PBOP funded status and amounts recognized on the Consolidated Balance Sheets and Statements of Income.

	2007
	Qualified Retirement Plan	SERP	PBOP
(Thousands of dollars)
Change in benefit obligations
Benefit obligation for service rendered to date at beginning of year (PBO/PBO/APBO)	$495,803	$33,657	$39,107
Service cost	16,491	153	811
Interest cost	29,244	1,948	2,304
Actuarial loss (gain)	(14,648)	(810)	(4,647)
Benefits paid	(17,028)	(2,343)	(1,071)

Benefit obligation at end of year (PBO/PBO/APBO)	509,862	32,605	36,504

Change in plan assets
Market value of plan assets at beginning of year	388,706	—	24,828
Actual return on plan assets	17,230	—	854
Employer contributions	26,355	2,343	791
Benefits paid	(17,028)	(2,343)	—

Market value of plan assets at end of year	415,263	—	26,473

Funded status at year end	$(94,599)	$(32,605)	$(10,031)

Weighted-average assumptions (benefit obligation)
Discount rate	6.50%	6.50%	6.50%
Weighted-average rate of compensation increase	4.00%	4.00%	4.00%
Asset Allocation
Equity securities	60%		76%
Debt securities	35%		17%
Other	5%		7%

Total	100%	N/A	100%

	2006
	Qualified Retirement Plan	SERP	PBOP
(Thousands of dollars)
Change in benefit obligations
Benefit obligation for service rendered to date at beginning of year (PBO/PBO/APBO)	$473,418	$34,123	$37,553
Service cost	16,284	211	854
Interest cost	26,805	1,893	2,118
Actuarial loss (gain)	(4,806)	(207)	(297)
Benefits paid	(15,898)	(2,363)	(1,121)

Benefit obligation at end of year (PBO/PBO/APBO)	495,803	33,657	39,107

Change in plan assets
Market value of plan assets at beginning of year	338,618	—	20,979
Actual return on plan assets	42,733	—	2,742
Employer contributions	23,253	2,363	1,107
Benefits paid	(15,898)	(2,363)	—

Market value of plan assets at end of year	388,706	—	24,828

Funded status at year end	$(107,097)	$(33,657)	$(14,279)

Weighted-average assumptions (benefit obligation)
Discount rate	6.00%	6.00%	6.00%
Weighted-average rate of compensation increase	3.75%	3.75%	3.75%
Asset Allocation
Equity securities	63%		77%
Debt securities	32%		16%
Other	5%		7%

Total	100%	N/A	100%

Estimated funding for the plans above during calendar year 2008 is approximately $29 million. The accumulated benefit obligation for the retirement plan was $442 million and $422 million, and for the SERP was $31 million and $32.2 million at December 31, 2007 and 2006, respectively.

Pension benefits expected to be paid for each of the next five years beginning with 2008 are the following: $20 million, $21 million, $22 million, $24 million, and $25 million. Pension benefits expected to be paid during 2013 to 2017 total $155 million. Retiree welfare benefits expected to be paid for each of the next five years beginning with 2008 are the following: $1.5 million, $1.6 million, $1.7 million, $1.8 million, and $1.9 million. Retiree welfare benefits expected to be paid during 2013 to 2017 total $13 million. SERP benefits expected to be paid for each of the next five years beginning with 2008 are approximately $2.5 million. SERP benefits expected to be paid during 2013 to 2017 total $12 million. No assurance can be made that actual funding and benefits paid will match our estimates.

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

	Qualified Retirement Plan			SERP			PBOP

	2007	2006	2005	2007	2006	2005	2007	2006	2005
(Thousands of dollars)
Components of net periodic benefit cost:
Service cost	$16,491	$16,284	$15,787	$153	$211	$223	$811	$854	$837
Interest cost	29,244	26,805	25,327	1,948	1,893	1,811	2,304	2,118	2,115
Expected return on plan assets	(33,030)	(30,608)	(29,553)	—	—	—	(2,144)	(1,817)	(1,675)
Amortization of prior service costs (credits)	(11)	(11)	(11)	—	9	116	—	—	—
Amortization of transition obligation	—	—	—	—	—	—	867	867	867
Amortization of net actuarial loss	5,007	5,352	2,453	1,131	1,244	912	57	168	136

Net periodic benefit cost	$17,701	$17,822	$14,003	$3,232	$3,357	$3,062	$1,895	$2,190	$2,280

Weighted-average assumptions (net benefit cost)
Discount rate	6.00%	5.75%	6.00%	6.00%	5.75%	6.00%	6.00%	5.75%	6.00%
Expected return on plan assets	8.50%	8.50%	8.75%	8.50%	8.50%	8.75%	8.50%	8.50%	8.75%
Weighted-average rate of compensation increase	3.75%	3.30%	4.00%	3.75%	3.30%	4.00%	3.75%	3.30%	4.00%

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income

	2007
	Total	Qualified Retirement Plan	SERP	PBOP
(Thousands of dollars)
Net actuarial loss (gain) (a)	$(3,012)	$1,155	$(809)	$(3,358)
Amortization of prior service credit (b)	11	11	—	—
Amortization of transition obligation (b)	(867)	—	—	(867)
Amortization of net actuarial loss (b)	(6,195)	(5,007)	(1,131)	(57)
Regulatory adjustment	8,747	4,465	—	4,282

Recognized in other comprehensive (income) loss	$(1,316)	$624	$(1,940)	$—

Total of amount recognized in net periodic benefit cost and other comprehensive (income) loss	$21,512	$18,325	$1,292	$1,895

The table above discloses the net gain or loss, prior service cost, and transition amount recognized in other comprehensive income, separated into (a) amounts initially recognized in other comprehensive income, and (b) amounts subsequently recognized as adjustments to other comprehensive income as those amounts are amortized as components of net periodic benefit cost.

Related Tax Effects Allocated to Each Component of Other Comprehensive Income

	2007
	Before- Tax Amount	Tax (Expense) or Benefit (a)	Net-of- Tax Amount
(Thousands of dollars)
Defined benefit pension plans:
Net loss (gain)	$(3,012)	$1,145	$(1,867)
Amortization of prior service credit	11	(4)	7
Amortization of transition obligation	(867)	329	(538)
Amortization of net loss	(6,195)	2,354	(3,841)
Regulatory adjustment	8,747	(3,324)	5,423

Other comprehensive (income) loss	$(1,316)	$500	$(816)

(a)	Tax amounts are calculated using a 38 percent rate.

The estimated net loss that will be amortized from accumulated other comprehensive income or regulatory assets into net periodic benefit cost over the next year is $3.1 million for the qualified retirement plan and $1 million for the SERP. The estimated transition obligation for the PBOP that will be amortized from regulatory assets into net periodic benefit cost over the next year is $870,000. The estimated prior service costs (credits) for the qualified retirement plan and SERP and the estimated net loss for the PBOP that will be amortized over the next year are not significant.

The Employees’ Investment Plan provides for purchases of various mutual fund investments and Company common stock by eligible Southwest employees through deductions of a percentage of base compensation, subject to IRS limitations. Southwest matches up to one-half of amounts deferred. The maximum matching contribution is three percent of an employee’s annual compensation. Beginning January 2008, the maximum matching contribution will be three and one-half percent of an employee’s annual compensation. The cost of the plan was $3.8 million in 2007, $3.6 million in 2006, and $3.5 million in 2005. NPL has a separate plan, the cost and liability for which are not significant.

Southwest has a deferred compensation plan for all officers and a separate deferred compensation plan for members of the Board of Directors. The plans provide the opportunity to defer up to 100 percent of annual cash compensation. Southwest matches one-half of amounts deferred by officers. The maximum matching contribution is three percent of an officer’s annual base salary. Beginning March 2008, the maximum matching contribution will be three and one-half percent of an officer’s annual base salary. Upon retirement, payments of compensation deferred, plus interest, are made in equal monthly installments over 10, 15, or 20 years, as elected by the participant. Directors have an additional option to receive such payments over a five-year period. Deferred compensation earns interest at a rate determined each January. The interest rate equals 150 percent of Moody’s Seasoned Corporate Bond Rate Index.

Note 10—Stock-Based Compensation

At December 31, 2007, the Company had three stock-based compensation plans: a stock option plan, a performance share stock plan, and a restricted stock/unit plan. The stock option plan and the performance share stock plan were both in existence prior to January 1, 2006 and were accounted for in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004) “Share-Based Payment” using the modified prospective transition method. Under the modified prospective transition method, expense is recognized for any new awards granted after the effective date and for the unvested portion of awards granted prior to the effective date. Accordingly, financial information for 2005 disclosed in the following tables was not restated.

Under the option plan, the Company granted options to purchase shares of common stock to key employees and outside directors. The option grants in 2006 consumed the remaining options that could be issued under the option plan and no future grants are anticipated. Each option has an exercise price equal to the market price of Company common stock on the date of grant and a maximum term of ten years. The options vest 40 percent at the end of year one and 30 percent at the end of years two and three. The grant date fair value of the options was estimated using the Black-Scholes option pricing model. The following assumptions were used in the valuation calculation:

	2006	2005
Dividend yield	2.48 to 2.82%	3.14 to 3.28%
Risk-free interest rate range	4.91 to 5.06%	3.88 to 4.09%
Expected volatility range	15%	18%
Expected life	6 years	6 years

The following tables summarize Company stock option plan activity and related information (thousands of options):

	2007		2006		2005
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at the beginning of the year	957	$26.26	1,475	$23.70	1,646	$22.46
Granted during the year	—	—	252	32.60	347	26.00
Exercised during the year	(158)	23.24	(749)	23.30	(510)	21.28
Forfeited during the year	(1)	33.07	(6)	26.81	(8)	22.41
Expired during the year	—	—	(15)	28.09	—	—

Outstanding at year end	798	$26.85	957	$26.26	1,475	$23.70

Exercisable at year end	561	$25.50	413	$23.31	813	$23.06

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The aggregate intrinsic value of outstanding options was $3.1 million, $11.6 million, and $4.3 million at December 31, 2007, December 31, 2006, and December 31, 2005, respectively. The aggregate intrinsic value of exercisable options was $2.7 million, $6.2 million, and $3 million at December 31, 2007, December 31, 2006, and December 31, 2005, respectively. The aggregate intrinsic value of exercised options was $1 million, $11.3 million, and $2.6 million during 2007, 2006, and 2005, respectively. The market value of Southwest Gas stock was $29.77, $38.37, and $26.40 at December 31, 2007, December 31, 2006, and December 31, 2005, respectively.

The weighted-average remaining contractual life for outstanding options was 6.9 years for 2007. The weighted-average remaining contractual life for exercisable options was 6.4 years for 2007. No options were granted in 2007; the weighted-average grant-date fair value of options granted was $5.92 for 2006 and $4.18 for 2005. The following table summarizes information about stock options outstanding at December 31, 2007 (thousands of options):

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number outstanding	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$17.94 to $23.40	294	5.5 Years	$22.62	294	$22.62
$24.50 to $26.10	240	7.4 Years	$25.92	148	$25.87
$28.75 to $33.07	264	8.1 Years	$32.41	119	$32.14

As of December 31, 2007, there was $658,000 of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a period of 2 years. The total fair value of options vested was $1.2 million, $1 million, and $609,000 during 2007, 2006, and 2005, respectively. The Company received $3.7 million in cash from the exercise of options during 2007 and a corresponding tax benefit of $625,000 which was recorded in additional paid-in capital.

The following table summarizes the status of the Company’s nonvested options as of December 31, 2007 (thousands of options):

	Number of options	Weighted- average grant date fair value
Nonvested at the beginning of the year	544	$4.47
Granted	—	$—
Vested	(306)	$3.87
Forfeited	(1)	$6.03

Nonvested at December 31, 2007	237	$5.25

Under the performance share stock plan, the Company may issue performance shares to encourage key employees to remain in its employment and to achieve short-term and long-term performance goals. Plan participants are eligible to receive a cash bonus (i.e., short-term incentive) and performance shares (i.e., long-term incentive). The performance shares vest three years after grant (and are subject to a final adjustment as determined by the Board of Directors) and are then issued as common stock. The following table summarizes the activity of this plan (thousands of shares):

Year Ended December 31,	2007	2006	2005
Nonvested performance shares at beginning of year	319	357	316
Performance shares granted (including dividends)	95	95	143
Performance shares forfeited	—	—	(6)
Shares vested and issued*	(122)	(133)	(96)

Nonvested performance shares at end of year	292	319	357

Average grant date fair value of awards granted this year	$38.21	$26.97	$24.71

*	Includes shares converted for taxes and retiree payouts.

In 2007, the Company instituted a restricted stock/unit plan to award restricted stock and restricted stock/units to attract, motivate, retain, and reward key employees with an incentive to attain high levels of individual performance and improved financial performance of the Company. The restricted stock/unit plan was also established to attract, motivate, and retain experienced and knowledgeable independent directors. The restricted stock/units vest 40 percent at the end of year one and 30 percent at the end of years two and three. The following table summarizes the activity of this plan (thousands of shares):

Year Ended December 31,	2007
Nonvested restricted stock/units at beginning of year	—
Restricted stock/units granted (including dividends)	50
Restricted stock/units forfeited	—
Shares vested and issued*	(1)

Nonvested restricted stock/units at end of year	49

Average grant date fair value of awards granted this year	$38.48

*	Includes shares converted for taxes and retiree payouts.

Note 11—Income Taxes

The Company adopted the provisions of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes,” on January 1, 2007. The adoption of the standard had no impact on the Company’s financial position or results of operations. In connection with the adoption, the Company identified $1.4 million in liabilities related to unrecognized tax benefits, which, if recognized, would favorably impact the effective tax rate. The Company also identified $1.3 million of accrued net interest ($2 million gross interest) related to uncertain tax positions. Both the liabilities related to the unrecognized tax benefits and interest, were recorded as of December 31, 2006. In the second quarter of 2007, the Company made income tax payments to the IRS for tax and accrued interest related to the uncertain tax positions. There was no change to the balance of unrecognized tax benefits during 2007 and the Company does not expect a material change in the next twelve months. The Company recognizes interest expense and income and penalties related to income tax matters in income tax expense. A total of $1 million of tax-related interest income was recognized in 2007 in the statement of operations. A total of $1 million of interest receivable is recorded on the statement of financial position at December 31, 2007.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states. The Company is no longer subject to U.S. federal examinations by tax authorities for years before 2001, and is no longer subject to state examinations for years before 2002. In the fourth quarter of 2006, the Internal Revenue Service (“IRS”) completed its examination of the Company’s federal income tax returns for 2001 through 2004. As of December 31, 2007, the IRS had proposed certain timing-related adjustments to the Company’s tax returns as filed. Management appealed the proposed assessment but has not resolved the issues as of December 31, 2007. The Company does not anticipate the adjustments would result in a material change to its financial position or results of operations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (thousands of dollars):

Unrecognized tax benefits at December 31, 2006	$1,445
Gross increases—tax positions in prior period	—
Gross decreases—tax positions in prior period	—
Gross increases—current period tax positions	—
Gross decreases—current period tax positions	—
Settlements	—
Lapse of statute of limitations	—

Unrecognized tax benefits at December 31, 2007	$1,445

Income tax expense (benefit) consists of the following (thousands of dollars):

Year Ended December 31,	2007	2006	2005
Current:
Federal	$37,668	$29,916	$553
State	6,989	4,830	2,218

	44,657	34,746	2,771

Deferred:
Federal	2,813	9,385	21,301
State	308	366	540

	3,121	9,751	21,841

Total income tax expense	$47,778	$44,497	$24,612

Deferred income tax expense (benefit) consists of the following significant components (thousands of dollars):
Year Ended December 31,	2007	2006	2005
Deferred federal and state:
Property-related items	$26,300	$28,372	$(3,143)
Purchased gas cost adjustments	(24,972)	(22,188)	28,094
Employee benefits	2,263	(3,223)	2,232
Injuries and damages reserves	85	4,543	(4,072)
All other deferred	313	3,115	(402)

Total deferred federal and state	3,989	10,619	22,709
Deferred ITC, net	(868)	(868)	(868)

Total deferred income tax expense	$3,121	$9,751	$21,841

The consolidated effective income tax rate for the period ended December 31, 2007 and the two prior periods differ from the federal statutory income tax rate. The sources of these differences and the effect of each are summarized as follows:

Year Ended December 31,	2007	2006	2005
Federal statutory income tax rate	35.0%	35.0%	35.0%
Net state taxes	2.7	2.5	2.7
Property-related items	0.4	0.6	1.1
Effect of income tax settlements	(0.4)	(1.3)	—
Tax credits	(0.7)	(0.7)	(1.3)
Corporate owned life insurance	(0.5)	(0.9)	(1.6)
All other differences	—	(0.5)	0.1

Consolidated effective income tax rate	36.5%	34.7%	36.0%

Deferred tax assets and liabilities consist of the following (thousands of dollars):

December 31,	2007	2006
Deferred tax assets:
Deferred income taxes for future amortization of ITC	$5,890	$6,427
Employee benefits	33,779	36,542
Alternative minimum tax credit	22,518	36,820
Other	5,267	4,549
Valuation allowance	—	—

	67,454	84,338

Deferred tax liabilities:
Property-related items, including accelerated depreciation	356,609	330,308
Regulatory balancing accounts	21,235	46,207
Property-related items previously flowed through	7,176	8,272
Unamortized ITC	9,463	10,330
Debt-related costs	5,291	5,681
Other	8,212	7,504

	407,986	408,302

Net deferred tax liabilities	$340,532	$323,964

Current	$(6,965)	$15,471
Noncurrent	347,497	308,493

Net deferred tax liabilities	$340,532	$323,964

Note 12—Segment Information

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

The accounting policies of the reported segments are the same as those described within Note 1—Summary of Significant Accounting Policies. NPL accounts for the services provided to Southwest at contractual (market) prices. At December 31, 2007 and 2006, accounts receivable for these services totaled $6.1 million and $9.2 million, respectively, which were not eliminated during consolidation.

The financial information pertaining to the natural gas operations and construction services segments for each of the three years in the period ended December 31, 2007 is as follows (thousands of dollars):

2007	Gas Operations	Construction Services	Adjustments (a)	Total
Revenues from unaffiliated customers	$1,814,766	$265,937		$2,080,703
Intersegment sales	—	71,385		71,385

Total	$1,814,766	$337,322		$2,152,088

Interest expense	$94,163	$2,036		$96,199

Depreciation and amortization	$157,090	$25,424		$182,514

Income tax expense	$40,914	$6,864		$47,778

Segment income	$72,494	$10,752		$83,246

Segment assets	$3,518,304	$152,096	$(212)	$3,670,188

Capital expenditures	$312,412	$28,463		$340,875

2006	Gas Operations	Construction Services	Adjustments (a)	Total
Revenues from unaffiliated customers	$1,727,394	$216,753		$1,944,147
Intersegment sales	—	80,611		80,611

Total	$1,727,394	$297,364		$2,024,758

Interest expense	$93,291	$1,686		$94,977

Depreciation and amortization	$146,654	$22,310		$168,964

Income tax expense	$36,240	$8,257		$44,497

Segment income	$71,473	$12,387		$83,860

Segment assets	$3,352,074	$136,654	$(3,763)	$3,484,965

Capital expenditures	$305,914	$39,411		$345,325

2005	Gas Operations	Construction Services	Adjustments (a)	Total
Revenues from unaffiliated customers	$1,455,257	$187,249		$1,642,506
Intersegment sales	—	71,777		71,777

Total	$1,455,257	$259,026		$1,714,283

Interest expense	$89,318	$1,009		$90,327

Depreciation and amortization	$137,981	$18,272		$156,253

Income tax expense	$17,767	$6,845		$24,612

Segment income	$33,670	$10,153		$43,823

Segment assets	$3,103,804	$128,181	$(3,559)	$3,228,426

Capital expenditures	$258,547	$35,822		$294,369

(a)	Construction services segment assets include income taxes payable of $212,000 in 2007, which was netted against gas operations segment income taxes receivable, net during consolidation. Construction services segment assets include deferred tax assets of $3 million and income taxes payable of $758,000 in 2006, which were netted against gas operations segment deferred tax liabilities and income taxes receivable, net during consolidation. Construction services segment assets include deferred tax assets of $3.6 million in 2005 which were netted against gas operations segment deferred tax liabilities during consolidation.

Note 13—Quarterly Financial Data (Unaudited)

	Quarter Ended
	March 31	June 30	September 30	December 31
(Thousands of dollars, except per share amounts)
2007
Operating revenues	$793,716	$426,537	$371,524	$560,311
Operating income	100,888	17,645	8,456	93,598
Net income (loss)	49,764	(337)	(9,318)	43,137
Basic earnings (loss) per common share*	1.19	(0.01)	(0.22)	1.01
Diluted earnings (loss) per common share*	1.17	(0.01)	(0.22)	1.00

2006
Operating revenues	$676,941	$430,902	$351,800	$565,115
Operating income	89,325	25,236	3,197	91,424
Net income (loss)	44,180	3,709	(10,736)	46,707
Basic earnings (loss) per common share*	1.12	0.09	(0.26)	1.12
Diluted earnings (loss) per common share*	1.11	0.09	(0.26)	1.11

2005
Operating revenues	$542,880	$361,130	$313,278	$496,995
Operating income (loss)	72,849	14,935	(5,459)	68,323
Net income (loss)	32,829	(2,817)	(16,444)	30,255
Basic earnings (loss) per common share*	0.88	(0.07)	(0.43)	0.77
Diluted earnings (loss) per common share*	0.88	(0.07)	(0.43)	0.76

*	The sum of quarterly earnings (loss) per average common share may not equal the annual earnings (loss) per share due to the ongoing change in the weighted-average number of common shares outstanding.

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

2007

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Company management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of Company management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the Company’s evaluation under such framework, Company management concluded that the internal control over financial reporting was effective as of December 31, 2007. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

February 28, 2008

2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Southwest Gas Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of stockholders’ equity and comprehensive income present fairly, in all material respects, the financial position of Southwest Gas Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 9 and Note 10 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit postretirement plans and share-based compensation in 2006.

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

February 28, 2008